     FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 31, 2013
                                                    REGISTRATION NO. 333-184541

                                           INVESTMENT COMPANY ACT NO. 811-07325

================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               -----------------


                                  FORM N-4
                           REGISTRATION STATEMENT
                                   UNDER
                         THE SECURITIES ACT OF 1933
                       PRE-EFFECTIVE AMENDMENT NO. 1       [X]
                       POST-EFFECTIVE AMENDMENT NO.        [_]

                                    AND
                           REGISTRATION STATEMENT
                                   UNDER
                     THE INVESTMENT COMPANY ACT OF 1940

                             AMENDMENT NO. 129             [X]


                               -----------------

             PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT
                          (EXACT NAME OF REGISTRANT)

                               -----------------

                         PRUCO LIFE INSURANCE COMPANY
                              (NAME OF DEPOSITOR)

                             213 WASHINGTON STREET
                         NEWARK, NEW JERSEY 07102-2992
                                (973) 802-7333
   (Address and telephone number of depositor's principal executive offices)

                             J. MICHAEL LOW, ESQ.
                               LOW & COHEN, PLLC
                       2999 NORTH 44TH STREET, SUITE 550
                            PHOENIX, ARIZONA 85018
                                (602) 648-4040
           (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE)

                               -----------------

                                  COPIES TO:

                                 LYNN K. STONE
                                VICE PRESIDENT
                         PRUCO LIFE INSURANCE COMPANY
                             213 WASHINGTON STREET
                             NEWARK, NJ 07102-2992
                                (203) 402-1382

                               -----------------

Approximate Date of Proposed Sale to the Public: As soon as practicable after effectiveness of the registration statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of Securities Being Registered: Interests in a separate account issued through variable annuity contracts.

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                                                   PRUCO LIFE INSURANCE COMPANY
                                                 A Prudential Financial Company
                                        751 Broad Street, Newark, NJ 07102-3777

PRUDENTIAL DEFINED INCOME (PDI) VARIABLE ANNUITY

FLEXIBLE PREMIUM DEFERRED ANNUITY
PROSPECTUS: FEBRUARY 14, 2013


This prospectus describes a flexible premium deferred annuity offered by Pruco Life Insurance Company ("Pruco Life", "we", "our", or "us"), which we refer to as the Prudential Defined Income Variable Annuity ("Annuity"). The Annuity will be offered as an individual annuity contract. Financial Professionals may be compensated for the sale of the Annuity. Selling broker-dealer firms through which the Annuity is sold may impose restrictions (e.g., maximum issue age). Please speak to your Financial Professional for further details. CERTAIN FEATURES MAY NOT BE AVAILABLE IN ALL STATES. The guarantees provided by the variable annuity contract described in this prospectus are the obligations of and subject to the claims paying ability of Pruco Life. Certain terms are capitalized in this prospectus. Those terms are either defined in the Glossary of Terms or in the context of the particular section.


THE SUB-ACCOUNT

The Pruco Life Flexible Premium Variable Annuity Account is a Separate Account of Pruco Life, and is the investment vehicle in which your Purchase Payments invested in the Sub-account are held. Currently only one Sub-account is available under the Annuity. The Sub-account offered in connection with the Annuity of the Pruco Life Flexible Premium Variable Annuity Account invests in the AST Long Duration Bond Portfolio ("Portfolio"), a series of the Advanced Series Trust mutual fund.

PLEASE READ THIS PROSPECTUS


THIS PROSPECTUS SETS FORTH INFORMATION ABOUT THE ANNUITY THAT YOU OUGHT TO KNOW BEFORE INVESTING. PLEASE READ THIS PROSPECTUS AND THE CURRENT PROSPECTUS FOR THE UNDERLYING MUTUAL FUND. KEEP THEM FOR FUTURE REFERENCE. If you are purchasing the Annuity as a replacement for an existing variable annuity or variable life coverage, or a fixed insurance policy, you should consider any surrender or penalty charges you may incur and any benefits you may also be forfeiting when replacing your existing coverage and that this Annuity may be subject to a Contingent Deferred Sales Charge if you elect to surrender the Annuity or take a partial withdrawal. You should consider your need to access the Annuity's Account Value and whether the Annuity's liquidity features will satisfy that need. Please note that if you are investing in this Annuity through a tax-advantaged retirement plan (such as an Individual Retirement Account or 401(k) plan), you will get no additional tax advantage through the Annuity itself. AFTER FEBRUARY 24, 2013, THIS PROSPECTUS MUST BE ACCOMPANIED BY THE APPLICABLE RATE SHEET PROSPECTUS SUPPLEMENT SETTING FORTH THE THEN CURRENT INCOME GROWTH RATE AND INCOME PERCENTAGE RATES, WHICH RATES ARE DEFINED AND DISCUSSED HEREIN.

OTHER CONTRACTS

We offer a variety of fixed and variable annuity contracts. They may offer features, including investment options, and have fees and charges, that are different from the annuity contracts offered by this prospectus. Not every annuity contract we issue is offered through every selling broker-dealer firm. Upon request, your financial professional can show you information regarding other Pruco Life annuity contracts that he or she distributes. You can also contact us to find out more about the availability of any of the Pruco Life annuity contracts. You should work with your financial professional to decide whether this annuity contract is appropriate for you based on a thorough analysis of your particular needs, financial objectives, investment goals, time horizons and risk tolerance.


AVAILABLE INFORMATION

We have also filed a Statement of Additional Information dated the same date as this prospectus that is available from us, without charge, upon your request. The contents of the Statement of Additional Information are described at the end of this prospectus - see Table of Contents. The Statement of Additional Information is incorporated by reference into this prospectus. This prospectus is part of the registration statement we filed with the SEC regarding this offering. Additional information on us and this offering is available in the registration statement and the exhibits thereto. You may review and obtain copies of these materials at no cost to you by contacting us. These documents, as well as documents incorporated by reference, may also be obtained through the SEC's Internet Website (www.sec.gov) for this registration statement as well as for other registrants that file electronically with the SEC. Please see the section of this prospectus entitled "How to Contact Us" for our Service Office address.

THE ANNUITY IS NOT A DEPOSIT OR OBLIGATION OF, OR ISSUED, GUARANTEED OR ENDORSED BY, ANY BANK, IS NOT INSURED OR GUARANTEED BY THE U.S. GOVERNMENT, THE FEDERAL DEPOSIT INSURANCE CORPORATION (FDIC), THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY. AN INVESTMENT IN AN ANNUITY INVOLVES INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF VALUE.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

PRUDENTIAL, PRUDENTIAL FINANCIAL, PRUDENTIAL ANNUITIES AND THE ROCK LOGO ARE SERVICEMARKS OF THE PRUDENTIAL INSURANCE COMPANY OF AMERICA AND ITS AFFILIATES. OTHER PROPRIETARY PRUDENTIAL MARKS MAY BE DESIGNATED AS SUCH THROUGH USE OF THE SM OR (R) SYMBOLS.

     FOR FURTHER INFORMATION CALL: 1-888-PRU-2888 OR GO TO OUR WEBSITE AT
                      HTTP://WWW.PRUDENTIALANNUITIES.COM
     Prospectus dated: February 14, 2013          Statement of Additional
                     Information dated: February 14, 2013
       PLEASE SEE OUR IRA, ROTH IRA AND FINANCIAL DISCLOSURE STATEMENTS
                ATTACHED TO THE BACK COVER OF THIS PROSPECTUS.

                                   CONTENTS

GLOSSARY OF TERMS..............................................................

SUMMARY OF CONTRACT FEES AND CHARGES...........................................

EXPENSE EXAMPLES...............................................................

SUMMARY........................................................................

INVESTMENT OPTION..............................................................

DEFINED INCOME BENEFIT.........................................................

PURCHASING YOUR ANNUITY........................................................

   REQUIREMENTS FOR PURCHASING THE ANNUITY.....................................
   SETTING UP YOUR ANNUITY.....................................................
   RIGHT TO CANCEL.............................................................

   SALARY REDUCTION PROGRAMS...................................................

MANAGING YOUR ANNUITY..........................................................

   CHANGE OF OWNER, ANNUITANT AND BENEFICIARY DESIGNATIONS.....................

MANAGING YOUR ACCOUNT VALUE....................................................

   FINANCIAL PROFESSIONAL PERMISSION TO FORWARD TRANSACTION INSTRUCTIONS.......

ACCESS TO YOUR ACCOUNT VALUE...................................................

   TYPES OF DISTRIBUTIONS AVAILABLE TO YOU.....................................
   SYSTEMATIC WITHDRAWALS FROM YOUR ANNUITY DURING THE ACCUMULATION PERIOD.....
   SYSTEMATIC WITHDRAWALS UNDER SECTIONS 72(t)/72(q) OF THE INTERNAL REVENUE
     CODE......................................................................
   REQUIRED MINIMUM DISTRIBUTIONS..............................................

SURRENDERS.....................................................................

   SURRENDER VALUE.............................................................
   MEDICALLY-RELATED SURRENDERS................................................

ANNUITY OPTIONS................................................................

DEATH BENEFIT..................................................................

   DEATH BENEFIT UNDER THE DEFINED INCOME BENEFIT..............................
   DEATH BENEFIT UPON TERMINATION OF THE DEFINED INCOME BENEFIT................
   GENERAL DEATH BENEFIT PROVISIONS............................................
   SPOUSAL CONTINUATION OF YOUR ANNUITY........................................
   PAYMENT OF DEATH BENEFITS...................................................

FEES, CHARGES AND DEDUCTIONS...................................................

   ANNUITY PAYMENT OPTION CHARGES..............................................
   EXCEPTIONS/REDUCTIONS TO FEES AND CHARGES...................................

VALUING YOUR INVESTMENT........................................................

   VALUING THE SUB-ACCOUNT.....................................................
   PROCESSING AND VALUING TRANSACTIONS.........................................

TAX CONSIDERATIONS.............................................................

OTHER INFORMATION..............................................................

                                      (i)

   PRUCO LIFE AND THE SEPARATE ACCOUNT.........................................
   LEGAL STRUCTURE OF THE UNDERLYING FUND......................................
   DISTRIBUTION OF ANNUITIES OFFERED BY PRUCO LIFE.............................
   FINANCIAL STATEMENTS........................................................
   INDEMNIFICATION.............................................................
   LEGAL PROCEEDINGS...........................................................
   CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION.........................
   HOW TO CONTACT US...........................................................

APPENDIX A - ACCUMULATION UNIT VALUES..........................................

APPENDIX B - SPECIAL CONTRACT PROVISIONS FOR ANNUITIES ISSUED IN CERTAIN STATES

APPENDIX C - DEFINED INCOME BENEFIT SAMPLE CALCULATIONS........................

                                     (ii)

                               GLOSSARY OF TERMS

We set forth here definitions of some of the key terms used throughout this prospectus. In addition to the definitions here, we also define certain terms in the section of the prospectus that uses such terms.

ACCOUNT VALUE: The total value of all allocations to the Sub-account on any Valuation Day.

ACCUMULATION PERIOD: The period of time from the Issue Date through the last Valuation Day immediately preceding the Annuity Date.

ANNUITANT: The natural person upon whose life annuity payments made to the Owner are based.

ANNUITIZATION: Annuitization is the process by which you "annuitize" your Account Value. When you annuitize, we apply the Account Value to one of the available annuity options to begin making periodic payments to the Owner.

ANNUITY DATE: The date on which we apply your Account Value to the applicable annuity option and begin the payout period. As discussed in the Annuity Options section, there is an age by which you must begin receiving annuity payments, which we call the "Latest Annuity Date."

ANNUITY YEAR: The first Annuity Year begins on the Issue Date and continues through and includes the day immediately preceding the first anniversary of the Issue Date. Subsequent Annuity Years begin on the anniversary of the Issue Date and continue through and include the day immediately preceding the next anniversary of the Issue Date.

BENEFICIARY(IES): The natural person(s) or entity(ies) designated as the recipient(s) of the Death Benefit or to whom any remaining period certain payments may be paid in accordance with the annuity payout options section of this Annuity.

CODE: The Internal Revenue Code of 1986, as amended from time to time and the regulations promulgated thereunder.

CONTINGENT DEFERRED SALES CHARGE (CDSC): This is a sales charge that may be deducted when you make a surrender or take a partial withdrawal from your Annuity. We refer to this as a "contingent" charge because it is imposed only if you surrender or take a withdrawal from your Annuity. The charge is a percentage of each applicable Purchase Payment that is being surrendered or withdrawn.


EXCESS INCOME: All or any portion of a Lifetime Withdrawal that exceeds the Guaranteed Income Amount for that Annuity Year is considered excess income ("Excess Income"). Each withdrawal of Excess Income proportionally reduces the Guaranteed Income Amount available for future Annuity Years.


DUE PROOF OF DEATH: Due Proof of Death is satisfied when we receive all of the following in Good Order: (a) a death certificate or similar documentation acceptable to us; (b) all representations we require or which are mandated by applicable law or regulation in relation to the death claim and the payment of death proceeds; and (c) any applicable election of the method of payment of the Death Benefit, if not previously elected by the Owner, by at least one Beneficiary.

FREE LOOK: The right to examine your Annuity, during a limited period of time, to decide if you want to keep it or cancel it. The length of this time period, and the amount of refund, depends on applicable law and thus may vary. In addition, there is a different Free Look period that applies if your Annuity is held within an IRA. In your Annuity contract, your Free Look right is referred to as your "Right to Cancel."

FIRST DEATH: The first of the Spousal Designated Lives to die, provided they are each other's spouse at that time.

GOOD ORDER: Good Order is the standard that we apply when we determine whether an instruction is satisfactory. An instruction will be considered in Good Order if it is received at our Service Office: (a) in a manner that is satisfactory to us such that it is sufficiently complete and clear that we do not need to exercise any discretion to follow such instruction and complies with all relevant laws and regulations; (b) on specific forms, or by other means we then permit (such as via telephone or electronic submission); and/or (c) with any signatures and dates as we may require. We will notify you if an instruction is not in Good Order.


GUARANTEED INCOME AMOUNT (GIA): This is the annual amount of income you are eligible to receive for life under the Defined Income Benefit. The initial Guaranteed Income Amount is determined by multiplying the applicable Income Percentage by the Account Value on the Issue Date.

INCOME GROWTH RATE: The Income Growth Rate is the guaranteed compounded rate of return credited to your Guaranteed Income Amount up until your first Lifetime Withdrawal. The Income Growth Rate is set at Annuity issue, and will not change for the life of your Annuity.

INCOME PERCENTAGE: The Income Percentage is used to determine the Guaranteed Income Amount associated with each Purchase Payment when it is allocated to the Annuity. The percentage based on the attained age of the Single Designated Life, or the younger of the Spousal Designated Lives on the date each Purchase Payment is allocated to the annuity. The income percentages are set at Annuity issue and will not change for the life of your Annuity.

INVESTMENT OPTION: The Sub-account as of any given time to which Account Value may be allocated.

ISSUE DATE: The effective date of your Annuity.

LIFETIME WITHDRAWAL: Any withdrawal of assets from your Annuity that you do not designate as a Non-Lifetime Withdrawal. Once you have taken your first Lifetime Withdrawal from the Annuity, all further withdrawals will be deemed to be Lifetime Withdrawals.

OWNER: With an Annuity issued as an individual annuity contract, the Owner is either an eligible entity or person named as having ownership rights in relation to the Annuity.

PURCHASE PAYMENT: A cash consideration in currency of the United States of America given to us in exchange for the rights, privileges, and benefits of the Annuity.

NON-LIFETIME WITHDRAWAL: A withdrawal of assets from your Annuity that you elect and designate as such by you.

REMAINING DESIGNATED LIFE: A natural person who must have been listed as one of the Spousal Designated Lives on the Issue Date. A Spousal Designated Life will become the Remaining Designated Life upon the earlier of the First Death, provided that they are each other's spouses at that time, or divorce from the other Spousal Designated Life while the Defined Income Benefit is in effect.

SERVICE OFFICE: The place to which all requests and payments regarding the Annuity are to be sent. We may change the address of the Service Office at any time, and will notify you in advance of any such change of address. Please see the section of this prospectus entitled "How to Contact Us" for the Service Office address.

SEPARATE ACCOUNT: Referred to as the "Variable Separate Account" in your Annuity, this is the variable Separate Account(s) shown in the Annuity.

SINGLE DESIGNATED LIFE: The natural person who is the measuring life for the Defined Income Benefit that is designated at purchase of the annuity and cannot be changed for the life of the contract.

SPOUSAL DESIGNATED LIVES: The natural persons who are the measuring lives for the Defined Income Benefit that are designated at purchase of the annuity and cannot be changed for the life of the contract.

SUB-ACCOUNT: A division of the Separate Account.

SURRENDER VALUE: The Account Value, less any applicable CDSC, any applicable tax charges, and any Annual Maintenance Fee.

UNIT: A share of participation in the Sub-account used to calculate your Account Value prior to the Annuity Date.

VALUATION DAY: Every day the New York Stock Exchange is open for trading or any other day the Securities and Exchange Commission requires mutual funds or unit investment trusts to be valued.

WE, US, OUR: Pruco Life Insurance Company.

YOU, YOUR: The Owner(s) shown in the Annuity.

                     SUMMARY OF CONTRACT FEES AND CHARGES

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Annuity.
The first table describes the fees and expenses that you will pay at the time you surrender the Annuity, or take a partial withdrawal. State premium taxes also may be deducted.

                      ANNUITY OWNER TRANSACTION EXPENSES


CONTINGENT DEFERRED SALES CHARGE/1/


                                                      Percentage Applied
                                                   Against Purchase Payment
     Age of Purchase Payment Being Withdrawn           being Withdrawn
     ---------------------------------------       ------------------------
     Less than 1 year old                                    7.0%
     1 year old or older, but not yet 2 years old            7.0%
     2 year old or older, but not yet 3 years old            6.0%
     3 year old or older, but not yet 4 years old            6.0%
     4 year old or older, but not yet 5 years old            5.0%
     5 year old or older, but not yet 6 years old            5.0%
     6 year old or older, but not yet 7 years old            5.0%
     7 years old or older                                    0.0%




STATE PREMIUM TAX CHARGE (CURRENT)/2/

       0.00% TO 3.50%


/1/ The years referenced in the above CDSC tables refer to the length of time since a Purchase Payment was made (i.e., the age of the Purchase Payment). Contingent Deferred Sales Charges are applied against the Purchase Payment(s) being withdrawn. Thus, the appropriate percentage is multiplied by the Purchase Payment(s) being withdrawn to determine the amount of the CDSC. Purchase Payments are withdrawn on a "first-in, first-out" basis.
/2/ We reserve the right to deduct the charge either at the time the tax is imposed, upon a full surrender of the Annuity, or upon Annuitization.


The following table describes the fees and charges that you will pay periodically during the time that you own your Annuity, not including the underlying portfolio annual fees and expenses.

                           PERIODIC FEES AND CHARGES

ANNUAL MAINTENANCE FEE/3/

       Lesser of $50 or 2% of Account Value

ANNUALIZED INSURANCE FEES/CHARGES
(ASSESSED DAILY AS A PERCENTAGE OF THE SUB-ACCOUNT)


                                                    MAXIMUM   CURRENT
                                                    -------   -------
           Mortality & Expense Risk Charge           0.95%     0.95%
           Administration Charge                     0.15%     0.15%
           Defined Income Benefit Charge             1.50%/4/  0.80%
           Total Insurance Charge/5/                 2.60%/4/  1.90%



/3/ Assessed annually on the Annuity's anniversary date or upon surrender. Only applicable if the sum of the Purchase Payments at the time the fee is due is less than $100,000.

/4/ The Defined Income Benefit Charge may be increased one or more times on or after the 5th anniversary of the Issue Date up to the maximum annual rate of 1.50%. We will notify you in advance of any change to the charge.
/5/ The Insurance Charge has three components: (1) a Mortality & Expense Risk Charge (2) an Administration Charge, and (3) a Defined Income Benefit Charge. The Defined Income Benefit is neither optional nor revocable. However, if the Defined Income Benefit terminates according to the terms of the benefit, then the Defined Income Benefit Charge component of the Insurance Charge will no longer be assessed.

                 TOTAL ANNUAL MUTUAL FUND OPERATIONG EXPENSES

The next item shows the total annual operating expenses charged by the underlying mutual fund ("Portfolio") that you may pay periodically during the time that you own your Annuity. The "Total Annual Portfolio Operating Expenses" reflect the combination of the underlying Portfolio's investment management fee, other expenses, 12b-1 fees, and certain other expenses. Each figure is stated as a percentage of the underlying Portfolio's average daily net assets. See the prospectus or statement of additional information of the underlying Portfolio for further details. The current prospectus and statement of additional information for the underlying Portfolio can be obtained by calling 1-888-PRU-2888.

        TOTAL ANNUAL UNDERLYING MUTUAL FUND OPERATING EXPENSE/1/  0.84%



               UNDERLYING MUTUAL FUND PORTFOLIO ANNUAL EXPENSES
    (AS A PERCENTAGE OF THE AVERAGE NET ASSETS OF THE UNDERLYING PORTFOLIO)



                                                                       TOTAL
                                                        Distribution  Annual
                                                           and/or    Portfolio
                                 Management   Other     Service Fees Operating
                                    Fees    Expenses/1/ (12b-1 fees) Expenses
                                 ---------- ----------  ------------ ---------
  Advanced Series Trust AST
    Long Duration Bond Portfolio    0.70%      0.04%        0.10%      0.84%




/1/ The Portfolio will commence operations on or about February 25, 2013. Estimate based in part on assumed average daily net assets of $500 million for the Portfolio for the fiscal year ending December 31, 2013.

                               EXPENSE EXAMPLES

These examples are intended to help you compare the cost of investing in this Annuity with the cost of investing in other variable annuity contracts. Below are examples showing what you would pay cumulatively in expenses at the end of the stated time periods had you invested $10,000 in the Annuity and your investment has a 5% return each year. The examples reflect the following fees and charges as described in "Summary of Contract Fees and Charges."

..   Maximum Total Insurance Charge


..   Contingent Deferred Sales Charge (if applicable)

..   Annual Maintenance Fee

The examples also assume the following for the period shown:


..   Investment of Account Value in the Sub-account, with the gross total operating expenses remaining the same each year/1/


..   You make no withdrawals of Account Value

..   No tax charge applies

Amounts shown in the examples are rounded to the nearest dollar.

THE EXAMPLES ARE ILLUSTRATIVE ONLY. THEY SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES OF THE UNDERLYING PORTFOLIO.


If you surrender your Annuity at the end of the applicable time period:



        1 yr                3 yrs           5 yrs           10 yrs
        ----                -----           -----           ------
        $1,092              $1,795          $2,522          $4,200


If you do not surrender your Annuity, or if you annuitize your Annuity:


        1 yr                3 yrs           5 yrs           10 yrs
        ----                -----           -----           ------
        $392                $1,195          $2,022          $4,200



/1/ Gross total operating expenses for the Portfolio are based, in part, on estimated amounts for the current fiscal year.

                           ACCUMULATION UNIT VALUES

No table of accumulation unit values is included in this prospectus as this Annuity was not available for investment as of December 31, 2012.

                                    SUMMARY

This Summary describes key features of the Annuity offered in this prospectus. It is intended to give you an overview, and to point you to sections of the prospectus that provide greater detail. You should not rely on the Summary alone for all the information you need to know before purchasing the Annuity. You should read the entire prospectus for a complete description of the Annuity. Your Financial Professional can also help you if you have questions.

THE ANNUITY: The variable annuity contract issued by Pruco Life is a contract between you, the Owner, and Pruco Life, an insurance company. It is designed for retirement purposes, or other long-term investing, to help you save money for retirement, on a tax deferred basis, and provide income during your retirement. Although this prospectus describes key features of the variable annuity contract, the prospectus is a distinct document, and is not part of the Annuity.

Investing in a variable annuity involves risk and you can lose your money. On the other hand, investing in a variable annuity can provide you with the opportunity to grow your money through participation in an "underlying" mutual fund.

Generally speaking, variable annuities are investments designed to be held for the long term. Working with your Financial Professional, you should carefully consider whether a variable annuity is appropriate for you, given your life expectancy, need for income, and other pertinent factors.

INVESTMENT OPTION: The AST Long Duration Bond Sub-account is the only Investment Option available under the Annuity. The Sub-account invests in the AST Long Duration Bond Portfolio, an underlying mutual fund of Advanced Series Trust. The underlying mutual fund is described in its own prospectus, which you should read before investing. There is no assurance that the Investment Option will meet its investment objective.


Please note that the Annuity has only the one Investment Option; the AST Long Duration Bond Portfolio, which seeks to maximize total return consistent with the preservation of capital. The Annuity does not provide a diverse set of investment choices, beyond this bond portfolio, that would provide the option to allocate money among a variety of investment choices with different investment styles, objectives, strategies and risks.


Please see "Investment Option," and "Managing Your Account Value" for information.

LIVING BENEFIT: The Defined Income Benefit is a guaranteed lifetime withdrawal benefit, under which, subject to the terms of the benefit, we guarantee you the ability to take a certain annual withdrawal amount until the death of a certain designated life (or lives) regardless of the impact of Sub-account performance on the Account Value, subject to our rules regarding the timing and amount of withdrawals. This benefit also provides for a death benefit equal to the greater of the Account Value and the Return of Purchase Payments Amount, subject to its terms.


While the Defined Income Benefit is in effect, a change in the Owner/Annuitant designations may cause the Defined Income Benefit to terminate, and you would lose all associated benefits. You should carefully consider whether to purchase the Annuity if you anticipate changing the Owner/Annuitant designations. Please see "Change of Owner, Annuitant and Beneficiary Designations" and "Termination of Benefits" for more information.


PURCHASE: Your eligibility to purchase is based on your age and the amount of your initial Purchase Payment. See your Financial Professional to complete an application.

               MINIMUM AGE FOR MAXIMUM AGE FOR MINIMUM INITIAL INITIAL PURCHASE INITIAL PURCHASE PURCHASE PAYMENT
               ---------------- ---------------- ----------------
                      45               85            $25,000


We limit additional Purchase Payments to the first Annuity Year. At any time during this year, with prior notice to you, we may limit, your right to add additional Purchase Payments to the Annuity.


The "Minimum Age for Initial Purchase" applies to the age of the Designated Life or youngest age of the Spousal Designated Lives, and the "Maximum Age for Initial Purchase" applies to the age of the Designated Life or oldest of the Spousal Designated Lives as of the day we would issue the Annuity. If the Annuity is to be owned by an entity, the maximum age applies to the Annuitant as of the day we would issue the Annuity. After you purchase your Annuity, you will have a limited period of time during which you may cancel (or "Free Look") the purchase of your Annuity. Your request for a Free Look must be received in Good Order.

Please see "Requirements for Purchasing One of the Annuities" for more detail.

ACCESS TO YOUR MONEY: You can receive income by taking withdrawals or electing annuity payments. Please note that withdrawals may be subject to tax, and may be subject to a Contingent Deferred Sales Charge (discussed below).

You may elect to receive income through annuity payments over your lifetime, also called "Annuitization". If you elect to receive annuity payments, you convert your Account Value into a stream of future payments. This means you no longer have an Account Value and therefore cannot make withdrawals. We offer different types of annuity options to meet your needs.

Please see "Access to Account Value" and "Annuity Options" for more information.

DEATH BENEFIT: During the Accumulation Period, you may name a Beneficiary(ies) to receive the proceeds of your Annuity upon your death provided you still have an Account Value. Your Death Benefit must be distributed within the time period required by the tax laws.

Please see "Death Benefit" for more information

FEES AND CHARGES: The Annuity, including the living benefit, is subject to certain fees and charges, as discussed in the "Summary of Contract Fees and Charges" table in the prospectus. In addition, there are fees and expenses of the underlying Portfolio.

WHAT DOES IT MEAN THAT YOUR ANNUITY IS "TAX DEFERRED"? Variable annuities are "tax deferred", meaning you pay no taxes on any earnings from your Annuity until you withdraw the money. When you take your money out of the Annuity, however, you will be taxed on the earnings at ordinary income tax rates. If you withdraw money before you reach age 59 1/2, you also may be subject to a 10% federal tax penalty.

You may also purchase our Annuity as a tax-qualified retirement investment such as an IRA, SEP-IRA, Roth IRA, 401(a) plan, or non-ERISA 403(b) plan. Although there is no additional tax advantage to a variable annuity purchased through one of these plans, the Annuity has features and benefits other than tax deferral that may make it an important investment for a qualified plan. You should consult your tax advisor regarding these features and benefits prior to purchasing a contract for use with a tax-qualified plan.

OTHER INFORMATION: Please see the section entitled "Other Information" for more information about the Annuity, including legal information about Pruco Life, the Separate Account, and underlying fund.

                               INVESTMENT OPTION

The AST Long Duration Bond Sub-account is the only Investment Option available under the Annuity. The Sub-account invests in the underlying Portfolio whose share price generally fluctuates each Valuation Day. You bear the investment risk for amounts allocated to the Sub-account. If in the future we make two or more Investment Options available under the Annuity, we may allow transfer privileges and we may impose transfer restrictions and transfer fees. In addition, if we make more than one Investment Option available with the Annuity, we may impose investment restrictions and/or conditions on Purchase Payments or allocations to one or more Investment Options.

Because one Investment Option is currently available under the Annuity, an investment in the Annuity involves certain additional limitations and risks. For example, the Annuity does not provide a diverse set of investment choices providing the option to allocate your Purchase Payments or Account Value among a variety of investment choices with different investment styles, objectives, strategies and risks. The performance of your Account Value will depend entirely on the performance of the one underlying Portfolio. The Annuity currently does not offer certain standard investment product features such as portfolio rebalancing, dollar-cost-averaging or transfer privileges. An investment in the Annuity, by itself, generally does not provide a complete investment program but rather is intended to serve as part of an investor's overall portfolio of investments. The Annuity may not be suitable for all investors. You may want to consult with your Financial Professional to determine if this Annuity is suitable for you.

VARIABLE INVESTMENT OPTION: The Investment Option is a Sub-account of the Pruco Life Flexible Premium Variable Annuity Account (see "Pruco Life and the Separate Account" for more detailed information). The Sub-account invests exclusively in the AST Long Duration Bond Portfolio. You should carefully read the prospectus for the AST Long Duration Bond Portfolio.

The Portfolio is not a publicly traded mutual fund. The Portfolio is only available as an Investment Option in variable annuity contracts and variable life insurance policies issued by insurance companies, or in some cases, to participants in certain qualified retirement plans. Details about the investment objective, policies, risks, costs and management of the Portfolio are found in the prospectus for the Portfolio. THE CURRENT PROSPECTUS AND STATEMENT OF ADDITIONAL INFORMATION FOR THE UNDERLYING PORTFOLIO IS ATTACHED HERETO AND CAN ALSO BE OBTAINED BY CALLING 1-888-PRU-2888. PLEASE READ THE PROSPECTUS CAREFULLY BEFORE INVESTING.

The investment objective, style/type, and name of the advisor/sub-advisor for the Portfolio appears in the table below.

                                              STYLE/           PORTFOLIO
  INVESTMENT OBJECTIVES/POLICIES               TYPE       ADVISOR/SUB-ADVISER
  ------------------------------           ------------- ---------------------
           ADVANCED SERIES TRUST

  AST LONG DURATION BOND PORTFOLIO: seeks
  to maximize total return consistent
  with the preservation of capital. Total
  return is comprised of current income
  and capital appreciation. Under normal   LONG DURATION PRUDENTIAL INVESTMENT
  market conditions, the Portfolio will    BOND          MANAGEMENT, INC.
  invest at least 80% of its investable
  assets in bonds. For purposes of this
  80% policy, bonds include: (i) all debt
  securities and all fixed-income
  securities, excluding preferred stock,
  issued by corporate and government
  issuers, and (ii) all derivatives and
  synthetic instruments that have
  economic characteristics that are
  similar to such debt securities and
  such fixed-income securities.

The Portfolio is a series of the Advanced Series Trust. The Portfolio is co-managed by AST Investment Services, Inc. and Prudential Investments LLC, both of which are affiliated companies of Pruco Life. A sub-advisor, as noted above, has been engaged to conduct day-to-day management. Allocations made to the AST Long Duration Bond Portfolio benefits us financially.

Please see the Additional Information section, under the heading concerning "Service Fees Payable to Pruco Life" for a discussion of fees that we may receive from the underlying Portfolio and/or its affiliates.

                            DEFINED INCOME BENEFIT


The Defined Income Benefit is a guaranteed lifetime withdrawal benefit, under which, subject to the terms of the benefit, we guarantee your ability to take a certain annual withdrawal amount over your lifetime ("Single Designated Life"), or over your and your spouse's lives ("Spousal Designated Lives"). Generally, if your Account Value is reduced to zero and you meet certain requirements, we pay a remaining value, as described below under "Guarantee Payments." This benefit also provides for a death benefit equal to the greater of the Account Value and the Return of Purchase Payments Amount (described below), subject to the terms of the benefit. The Defined Income Benefit is part of your Annuity and is not an optional benefit. You may not terminate the Defined Income Benefit. The Defined Income Benefit will terminate only upon specified events (see "Termination of the Benefit," below).

When you purchase the Annuity, you must make a permanent decision whether you wish to own the Single or Spousal version of the Defined Income Benefit. Based upon your decision, the Defined Income Benefit guarantees the ability to withdraw the Guaranteed Income Amount each Annuity Year until the death of the Single Designated Life or Remaining Designated Life regardless of the impact of Sub-account performance on the Account Value. The benefit is subject to our rules regarding the timing and amount of withdrawals. Please see below under "Impact of Non-Lifetime Withdrawals" and "Impact of Lifetime Withdrawals." The Income Growth Rate and Income Percentages that are used to determine the Guaranteed Income Amount are initially shown in this prospectus and are effective for applications signed on February 14, 2013 through February 24, 2013. After February 24, 2013, we will disclose the rates used to determine the Guaranteed Income Amount for new annuity applications in a prospectus supplement that will be filed monthly ("Rate Sheet Prospectus Supplement") . Rates and effective dates reflected in the Rate Sheet Prospectus Supplements will replace and supersede those reflected herein.

AS NOTED ABOVE, THE INCOME GROWTH RATE AND INCOME PERCENTAGES APPLICABLE TO THE CALCULATION OF THE GUARANTEED INCOME AMOUNT ARE DISCLOSED IN THIS PROSPECTUS, OR IN RATE SHEET PROSPECTUS SUPPLEMENTS. PLEASE NOTE, IN ORDER TO RECEIVE THE APPLICABLE INCOME GROWTH RATE AND INCOME PERCENTAGES STATED IN THIS PROSPECTUS, OR A RATE SHEET PROSPECTUS SUPPLEMENT, YOUR APPLICATION MUST BE SIGNED AND RECEIVED BY US IN GOOD ORDER WITHIN THE STATED TIME PERIOD DURING WHICH SUCH RATES WILL BE APPLICABLE. THE RATES APPLICABLE TO YOUR ANNUITY WILL NOT CHANGE FOR THE LIFE OF YOUR ANNUITY. THIS MEANS THAT THE INCOME GROWTH RATE AND INCOME PERCENTAGES FOR YOUR ANNUITY WILL NOT CHANGE. RATES REFLECTED IN THIS PROSPECTUS, OR ANY RATE SHEET PROSPECTUS SUPPLEMENT, WITH AN EFFECTIVE PERIOD THAT DOES NOT INCLUDE THE DATE YOU SIGNED YOUR ANNUITY APPLICATION AND THE DATE WE RECEIVE IT IN GOOD ORDER WILL NOT APPLY TO YOUR ANNUITY. AFTER FEBRUARY 24, 2013, YOU SHOULD NOT PURCHASE THE ANNUITY WITHOUT FIRST OBTAINING THE APPLICABLE RATE SHEET PROSPECTUS SUPPLEMENT, CONTAINING THE AVAILABLE INCOME GROWTH RATE AND INCOME PERCENTAGES APPLICABLE AT THE TIME.

PLEASE SEE APPENDIX C TO THIS PROSPECTUS FOR EXAMPLES DEMONSTRATING HOW THE GUARANTEED INCOME AMOUNT IS CALCULATED USING VARIOUS, ASSUMED INCOME GROWTH RATES AND INCOME PERCENTAGES. THE EXAMPLES ARE PURELY HYPOTHETICAL AND ARE INTENDED TO ILLUSTRATE HOW WE WOULD DETERMINE THE GUARANTEED INCOME AMOUNT FOR AN ANNUITY. YOUR GUARANTEED INCOME AMOUNT WOULD BE DIFFERENT THAN THE EXAMPLES IN THE APPENDIX DEPENDING ON THE INCOME GROWTH RATE AND INCOME PERCENTAGES EFFECTIVE AT THE TIME YOU SIGNED YOUR APPLICATION, YOUR AGE AT THE TIME THE INITIAL PURCHASE PAYMENT IS APPLIED, THE AMOUNT OF YOUR INITIAL PURCHASE PAYMENT, AND WHETHER YOU HAVE ELECTED THE SINGLE OR THE SPOUSAL VERSION. FOR MORE INFORMATION ABOUT CURRENTLY AVAILABLE INCOME PERCENTAGES AND INCOME GROWTH RATES, PRIOR TO FEBRUARY 24, 2013 PLEASE SEE THE RATES REFLECTED BELOW IN THIS PROSPECTUS, AND AFTER FEBRUARY 24, 2013 PLEASE SEE THE CURRENT RATE SHEET PROSPECTUS SUPPLEMENT.


You are guaranteed to be able to withdraw the Guaranteed Income Amount for the lifetime of the designated life (or lives) provided that you do not take withdrawals of Excess Income that result in your Account Value being reduced to zero. (See "Living Benefit - Owner, Annuitant and Beneficiary Designations" below for details regarding the designated life (or lives).) Withdrawals are taken first from your own Account Value. We are only required to begin making lifetime income payments to you under our guarantee when and if your Account Value is reduced to zero for any reason other than a withdrawal of Excess Income ("Guarantee Payments"). The Defined Income Benefit may be appropriate if you intend to make periodic withdrawals from your Annuity, and wish to ensure that Sub-account performance will not affect your ability to receive annual payments, and also wish to provide a death benefit to your beneficiaries. You are not required to take withdrawals as part of the benefit - the guarantees are not lost if you withdraw less than the maximum allowable amount each year under the rules of the benefit.

ALTHOUGH YOU ARE GUARANTEED THE ABILITY TO WITHDRAW YOUR GUARANTEED INCOME AMOUNT FOR LIFE EVEN IF YOUR ACCOUNT VALUE FALLS TO ZERO, IF THAT PARTICULAR WITHDRAWAL OF EXCESS INCOME (DESCRIBED BELOW) BRINGS YOUR ACCOUNT VALUE TO ZERO, YOUR GUARANTEED INCOME AMOUNT ALSO WOULD FALL TO ZERO, AND THE BENEFIT AND THE ANNUITY THEN WOULD TERMINATE. IN THAT SCENARIO, NO FURTHER AMOUNT WOULD BE PAYABLE UNDER THE DEFINED INCOME BENEFIT (AND THE DEATH BENEFIT WOULD NOT BE PAYABLE UPON DEATH).

PLEASE NOTE THAT YOUR ACCOUNT VALUE IS NOT GUARANTEED, CAN FLUCTUATE AND MAY LOSE VALUE.

GUARANTEED INCOME AMOUNT

The initial Guaranteed Income Amount is determined on the Issue Date. It is determined by applying the applicable Income Percentage to the Account Value on the Issue Date. The applicable Income Percentage is based on the age of the Single Designated Life, or the younger of the Spousal Designated Lives, on the Issue Date.

On each Valuation Day thereafter, until the date of the first Lifetime Withdrawal, the Guaranteed Income Amount is equal to:

    . the Guaranteed Income Amount on the immediately preceding Valuation Day (the "Prior Valuation Day"), appreciated at the daily equivalent of the Income Growth Rate for each calendar day between the Prior Valuation Day and the Current Valuation Day,

    . reduced for any Non-Lifetime Withdrawals and increased for any Purchase Payments, if any, made on the Current Valuation Day, as described in the "Impact of Non-Lifetime Withdrawals" and "Additional Purchase Payments(s)" sections below.


Once you have taken the first Lifetime Withdrawal, in any Annuity Year, the remaining Guaranteed Income Amount for that Annuity Year is reduced for Lifetime Withdrawals and increased for Purchase Payments as described in the "Impact of Lifetime Withdrawals" and "Additional Purchase Payment(s)" sections below. However, once you have made the first Lifetime Withdrawal, the Guaranteed Income Amount will no longer increase based on the Income Growth Rate and will not increase due to fluctuations in your Account Value. On each anniversary of the Issue Date, your remaining Guaranteed Income Amount is increased to equal your then current Guarantee Income Amount. Lifetime Withdrawals that exceed the Guaranteed Income Amount in an Annuity Year will be considered Excess Income and will proportionally reduce the Guaranteed Income Amount available for future Annuity Years.

INCOME GROWTH RATE AND INCOME PERCENTAGES EFFECTIVE BETWEEN FEBRUARY 14, 2013 AND FEBRUARY 24, 2013

THE RATES BELOW APPLY FOR APPLICATIONS SIGNED BETWEEN FEBRUARY 14, 2013 AND FEBRUARY 24, 2013. THE INCOME GROWTH RATE AND INCOME PERCENTAGES MAY BE DIFFERENT THAN THOSE LISTED BELOW FOR APPLICATIONS SIGNED ON OR AFTER FEBRUARY 25, 2013.

                              INCOME GROWTH RATE:



                                     5.50%.



                              INCOME PERCENTAGES

The applicable guaranteed Income Percentage is based on the attained age of the Annuitant (youngest Designated Life for Spousal) as of the date the purchase payment(s) is received in Good Order, according to the following tables listed below:



               SINGLE    SPOUSAL                      SINGLE    SPOUSAL
         AGE PERCENTAGE PERCENTAGE              AGE PERCENTAGE PERCENTAGE
         --- ---------- ----------              --- ---------- ----------
         45     3.00%      2.50%                66     5.10%      4.60%
         46     3.10%      2.60%                67     5.20%      4.70%
         47     3.20%      2.70%                68     5.30%      4.80%
         48     3.30%      2.80%                69     5.40%      4.90%
         49     3.40%      2.90%                70     5.50%      5.00%
         50     3.50%      3.00%                71     5.60%      5.10%
         51     3.60%      3.10%                72     5.70%      5.20%
         52     3.70%      3.20%                73     5.80%      5.30%
         53     3.80%      3.30%                74     5.90%      5.40%
         54     3.90%      3.40%                75     6.00%      5.50%
         55     4.00%      3.50%                76     6.10%      5.60%
         56     4.10%      3.60%                77     6.20%      5.70%
         57     4.20%      3.70%                78     6.30%      5.80%
         58     4.30%      3.80%                79     6.40%      5.90%
         59     4.40%      3.90%                80     6.50%      6.00%
         60     4.50%      4.00%                81     6.60%      6.10%
         61     4.60%      4.10%                82     6.70%      6.20%
         62     4.70%      4.20%                83     6.80%      6.30%
         63     4.80%      4.30%                84     6.90%      6.40%
         64     4.90%      4.40%                85+    7.00%      6.50%
         65     5.00%      4.50%



PLEASE NOTE: In order for you to receive the Income Growth Rate and Income Percentages reflected above, your application must be signed within the time period disclosed above. Pruco Life must also receive your application in Good Order within 15 calendar days of the date you sign it, and the annuity must be funded within 45 calendar days of the date you sign your application. If these conditions are not met, your application will be considered Not in Good Order. If you decide to proceed with the purchase of the annuity, further paperwork will be required to issue the contract with the applicable rates then available, as reflected above or in the Rate Sheet Prospectus Supplement in effect at that time.


ADDITIONAL PURCHASE PAYMENT(S):


You may make additional Purchase Payments to your Annuity at any time within the first Annuity Year. At any time during this year, with prior notice to you, we may limit your right to add additional Purchase Payments. Additional Purchase Payments increase the Guaranteed Income Amount by an amount obtained by multiplying the Purchase Payment we accept by the applicable Income Percentage. The applicable Income Percentage is based on the attained age of the Single Designated Life, or the younger of the Spousal Designated Lives, on the date the Purchase Payment is allocated to the Annuity. If this Defined Income Benefit has been issued on a Spousal Designated Lives basis, and one of the Spousal Designated Lives becomes the Remaining Designated Life, we will continue to use the date of birth of the younger of the Spousal Designated Lives for purposes of determining the applicable Income Percentage.


Please see "Purchasing Your Annuity - Purchase Payment Limitation" below.

IMPACT OF NON-LIFETIME WITHDRAWALS: You may designate one or more withdrawals as a Non-Lifetime Withdrawal before you take your first Lifetime Withdrawal. Non-Lifetime Withdrawals, including any Required Minimum Distribution amount you designate as a Non-Lifetime Withdrawal, proportionally reduce the Guaranteed Income Amount by the ratio of the Non-Lifetime Withdrawal amount to the Account Value immediately prior to the Non-Lifetime Withdrawal. Non-Lifetime Withdrawals that are not Required Minimum Distribution amounts are subject to any applicable Contingent Deferred Sales Charge. There is no limit on the number of Non-Lifetime Withdrawals that you can take. However, Non-Lifetime Withdrawals are subject to the minimum Surrender Value.


IMPACT OF LIFETIME WITHDRAWALS: Lifetime Withdrawals reduce the remaining Guaranteed Income Amount available during an Annuity Year by the amount of the withdrawal on a dollar-for-dollar basis in that Annuity Year. If your cumulative Lifetime Withdrawals in an Annuity Year are less than or equal to the Guaranteed Income Amount, they will not reduce your Guaranteed Income Amount in subsequent Annuity Years and you cannot carry over the unused portion of the Guaranteed Income Amount to subsequent Annuity Years. Such withdrawals are not subject to Contingent Deferred Sales Charges, are not treated as withdrawals of Purchase Payments and are not subject to the minimum Surrender Value. In general, withdrawals made from the Annuity during an Annuity Year to meet the Required Minimum Distributions will not be treated as Excess Income if you meet the requirements outlined in the Required Minimum Distributions section.


All or any portion of a Lifetime Withdrawal that exceeds the Guaranteed Income Amount for that Annuity Year is considered Excess Income. Each withdrawal of Excess Income proportionally reduces the Guaranteed Income Amount available for future Annuity Years. Each proportional reduction is calculated by multiplying the Guaranteed Income Amount by the ratio of the Excess Income to the Account Value immediately subsequent to the withdrawal of any Guaranteed Income Amount and prior to the withdrawal of the Excess Income (even if both withdrawals occurred in the same day or as one withdrawal request). Each withdrawal of Excess Income is subject to any applicable Contingent Deferred Sales Charge.


WITHDRAWAL FLEXIBILITY: Lifetime Withdrawals are not required. However, once you take the first Lifetime Withdrawal, the Guaranteed Income Amount is not increased in subsequent Annuity Years if you decide not to take a Lifetime Withdrawal in an Annuity Year or take Lifetime Withdrawals in an Annuity Year that, in total, are less than the Guaranteed Income Amount.

You may use the systematic withdrawal program to make withdrawals of the Guaranteed Income Amount. Any systematic withdrawal will be deemed a Lifetime Withdrawal under this benefit.

The Defined Income Benefit does not affect your ability to take partial withdrawals under your Annuity, or limit your ability to take partial withdrawals that exceed the Guaranteed Income Amount, subject to the minimum Surrender Value (see "Surrender Value" below for more detail). Because the Guaranteed Income Amount is determined in a way that is not related to Account Value, it is possible for the Account Value to fall to zero, even though the Guaranteed Income Amount remains.


Please note that there is a possibility you may pass away before receiving lifetime payments from the Defined Income Benefit, or may not receive enough lifetime income to exceed the amount of fees you have paid us for the benefit. However when you pass away, your beneficiaries may receive a death benefit as described in this prospectus. Please see "Death Benefit" in the prospectus. If you purchased the spousal version of this Annuity, then your spousal designated life will have the option to continue the Annuity provided he/she is the sole primary beneficiary and opts to receive the Guaranteed Income Amount.


Examples of dollar-for-dollar and proportional reductions are set forth below. The values shown here are purely hypothetical, and do not reflect the charges for the Defined Income Benefit or any other fees and charges under the Annuity. We assume the following for the first two examples:


..   The Issue Date is November 1


..   The first withdrawal is a Lifetime Withdrawal

..   On October 24/th/ of the following calendar year, $2,500 is withdrawn from the Annuity

..   On October 29/th/ of the same year, $5,000 is also withdrawn from the
    Annuity,

EXAMPLE OF DOLLAR-FOR-DOLLAR REDUCTIONS

On October 24, Guaranteed Income Amount is $6000. The Return of Purchase Payment Death Benefit Amount is $115,420. When $2,500 is withdrawn from the Annuity on this date, the remaining Guaranteed Income Amount for that Annuity Year (up to and including October 31) is $3,500. This is the result of a dollar-for-dollar reduction of the Guaranteed Income Amount ($6,000 less $2,500 = $3,500) and the Return of Purchase Payment Death Benefit Amount ($115,420 less $2,500 = $112,920).

EXAMPLE OF PROPORTIONAL REDUCTIONS

Continuing the previous example, when the withdrawal of $5,000 occurs on October 29, the Account Value at the time and immediately prior to this withdrawal is $118,000. The first $3,500 of this withdrawal reduces the Guaranteed Income Amount for that

Annuity Year to $0 and the Return of Purchase Payment Death Benefit Amount to $109,420 ($112,920 less $3,500 = $109,420). The remaining withdrawal amount of $1,500 reduces the Guaranteed Income Amount in future Annuity Years and the Return of Purchase Payment Death Benefit Amount on a proportional basis based on the ratio of the Excess Income to the Account Value immediately prior to the Excess Income. (Note that if there are other future withdrawals in that Annuity Year, each would result in another proportional reduction to the Guaranteed Income Amount and the Return of Purchase Payment Death Benefit Amount).

      HERE IS THE CALCULATION:
      Account Value before Lifetime Withdrawal                $118,000.00
      Less amount of "non" Excess Income                      $  3,500.00
      Account Value immediately before Excess Income of
        $1,500                                                $114,500.00
      Excess Income amount                                    $  1,500.00
      Ratio                                                          1.31%
      Guaranteed Income Amount                                $  6,000.00
      Less ratio of 1.31%                                     $     78.60
      Guaranteed Income Amount for future Annuity Years       $  5,921.40
      Return of Purchase Payment Death Benefit Amount after
        "non" Excess Income                                   $109,420.00
      Less ratio of 1.31%                                     $  1,433.40
      Return of Purchase Payment Death Benefit Amount after
        Excess Income                                         $107,986.60

EXAMPLE - NON-LIFETIME WITHDRAWAL (PROPORTIONAL REDUCTION)

This example is purely hypothetical and does not reflect the charges for the benefit or any other fees and charges under the Annuity. It is intended to illustrate the proportional reduction of the Non-Lifetime Withdrawal under this benefit.

Assume the following:

..   The Issue Date is December 3

..   On October 3 of the following calendar year, the Guaranteed Income Amount is $6,000, the Return of Purchase Payment Death Benefit Amount is $115,420, and the Account Value is $120,000.

..   Also on that same October 3, $15,000 is withdrawn from the Annuity and is designated as a Non-Lifetime Withdrawal.

All guarantees associated with the Annuity will be reduced by the ratio the total withdrawal amount represents of the Account Value just prior to the withdrawal being taken.

      HERE IS THE CALCULATION:
      Withdrawal amount                                       $ 15,000.00
      Divided by Account Value before withdrawal              $120,000.00
      Equals ratio                                                   12.5%
      All guarantees will be reduced by the above ratio
        (12.5%)
      Guaranteed Income Amount before Non-Lifetime withdrawal $  6,000.00
      Less ratio of 12.5%                                     $    750.00
      Guaranteed Income Amount for future Annuity Years       $  5,250.00
      Return of Purchase Payment Death Benefit Amount before
        Non-Lifetime withdrawal                               $115,420.00
      Less ratio of 12.5%                                     $ 14,427.50
      Return of Purchase Payment Death Benefit Amount after
        Non-Lifetime withdrawal                               $100,992.50

WHEN YOU MAKE A PARTIAL WITHDRAWAL THAT IS SUBJECT TO A CDSC AND/OR TAX WITHHOLDING, WE WILL IDENTIFY THE AMOUNT THAT INCLUDES NOT ONLY THE AMOUNT YOU ACTUALLY RECEIVE, BUT ALSO THE AMOUNT OF THE CDSC AND/OR TAX WITHHOLDING, TO DETERMINE WHETHER YOUR WITHDRAWAL HAS EXCEEDED THE GUARANTEED INCOME AMOUNT. WHEN YOU TAKE A PARTIAL WITHDRAWAL, YOU MAY REQUEST A "GROSS" WITHDRAWAL AMOUNT (E.G., $2000) BUT THEN HAVE ANY CDSC AND/OR TAX WITHHOLDING DEDUCTED FROM THE AMOUNT YOU ACTUALLY RECEIVE. THE PORTION OF A WITHDRAWAL THAT EXCEEDED YOUR GUARANTEED INCOME AMOUNT (IF ANY) WOULD BE TREATED AS EXCESS INCOME AND THUS WOULD REDUCE YOUR GUARANTEED INCOME AMOUNT IN SUBSEQUENT YEARS. ALTERNATIVELY, YOU MAY REQUEST THAT A "NET" WITHDRAWAL AMOUNT ACTUALLY BE PAID TO YOU (E.G., $2000), WITH THE UNDERSTANDING THAT ANY CDSC AND/OR TAX WITHHOLDING (E.G., $240) BE APPLIED TO YOUR REMAINING ACCOUNT VALUE. IN THE LATTER SCENARIO, WE DETERMINE WHETHER ANY PORTION OF THE WITHDRAWAL IS TO BE TREATED AS EXCESS INCOME BY LOOKING TO THE SUM OF THE NET AMOUNT YOU ACTUALLY RECEIVE (E.G., $2000) AND THE AMOUNT OF ANY CDSC AND/OR TAX WITHHOLDING (IN THIS EXAMPLE, A TOTAL OF $2240). THE AMOUNT OF THAT SUM (E.G., THE $2000 YOU RECEIVED PLUS THE $240 FOR THE CDSC AND/OR TAX WITHHOLDING) THAT EXCEEDS YOUR GUARANTEED INCOME AMOUNT WILL BE TREATED AS EXCESS INCOME - THEREBY REDUCING YOUR GUARANTEED INCOME AMOUNT IN SUBSEQUENT YEARS.

ACCOUNT VALUE IS REDUCED TO ZERO


To the extent that your Account Value was reduced to zero as a result of withdrawals in an Annuity Year that are less than or equal to the Guaranteed Income Amount, and Guarantee Payments are still payable under the Defined Income Benefit. We will make an additional payment, if any, for that Annuity Year equal to the remaining Guaranteed Income Amount for the Annuity Year. Thus, in that scenario, the remaining Guaranteed Income Amount would be payable even though your Account Value was reduced to zero. In subsequent Annuity Years we make payments that equal the Guaranteed Income Amount as described in this section. We will make payments until the death of the Single Designated Life, the simultaneous deaths of both Spousal Designated Lives, or the death of the Remaining Designated Life, as applicable. After the Account Value is reduced to zero, you will not be permitted to make additional Purchase Payments to your Annuity. IF YOU TAKE A WITHDRAWAL OF EXCESS INCOME (I.E., A LIFETIME WITHDRAWAL THAT EXCEEDS THE GUARANTEED INCOME AMOUNT) THAT REDUCES YOUR ACCOUNT VALUE TO ZERO OR IF YOU TAKE A NON-LIFETIME WITHDRAWAL THAT REDUCES YOUR ACCOUNT VALUE TO ZERO, THE ANNUITY TERMINATES AND WE WILL PAY NO ADDITIONAL AMOUNTS TO YOU.


Unless you request an alternate mode of payment we make available, we make such Guarantee Payments once each Annuity Year.

We will commute any Guarantee Payments due and pay you a lump sum if the total Guarantee Payment due each Annuity Year is less than $100. We commute the Guarantee Payments in a manner equivalent to commuting payments for:

    . a joint life and last survivor fixed annuity if both Spousal Designated Lives are living and each other's spouse when Guarantee Payments would begin, or

    . a single life fixed annuity if there is a Remaining Designated Life under this Rider, or if the Defined Income Benefit was issued with a Single Designated Life.

We use the same basis that is used to calculate the guaranteed annuity rates in the Annuity.


Please note that if your Account Value is reduced to zero, all subsequent payments will be treated as guarantee payments. Further, payments that we make under this benefit after the Latest Annuity Date will be treated as annuity payments. If your Account Value is reduced to zero due to withdrawals of Excess Income or annuitization, any Death Benefit value, including the Return of Purchase Payments Amount, will terminate and no Death Benefit amount is payable.


IN ADDITION TO THE GUARANTEED LIFETIME INCOME FEATURE, THE DEFINED INCOME BENEFIT ALSO PROVIDES FOR ANNUITY PAYMENTS AND A DEATH BENEFIT. PLEASE SEE THE "ANNUITY OPTIONS - ANNUITY PAYMENTS UNDER THE DEFINED INCOME BENEFIT" SECTION BELOW FOR A DESCRIPTION OF ANNUITY OPTIONS THAT APPLY UNDER THE DEFINED INCOME BENEFIT. PLEASE SEE THE "DEATH BENEFIT - RETURN OF PURCHASE PAYMENTS DEATH BENEFIT" SECTION BELOW FOR A DESCRIPTION OF THE RETURN OF PURCHASE PAYMENTS DEATH BENEFIT THAT APPLIES UNDER THE DEFINED INCOME BENEFIT.

OTHER IMPORTANT CONSIDERATIONS


..   You should carefully consider when to begin taking Lifetime Withdrawals. If you begin taking withdrawals shortly after you purchase the Annuity, you may maximize the time during which you may take Lifetime Withdrawals due to longer life expectancy, but may limit your ability to take advantage of the opportunity to increase your future Guaranteed Income Amount by the Income Growth Rate. You should discuss with your Financial Professional when it may be appropriate for you to begin taking Lifetime Withdrawals.


..   The current annualized charge for the Defined Income Benefit is 0.80% of the average daily net assets of the Sub-account. You will begin paying this charge on the Issue Date even if you do not begin taking withdrawals for many years, or ever. We will not refund the charges you have paid if you choose never to take any withdrawals and/or if you never receive any lifetime income payments. We may increase the Defined Income Benefit Charge one or more times at any time on or after the 5th anniversary of your Issue Date. The maximum annualized charge for the Defined Income Benefit is 1.50% of the average daily net assets of the Sub-account. We will notify you in advance of any change in the Charge.

FACILITY OF PAYMENT: We reserve the right, in settlement of full liability, to make Guarantee Payments to a guardian, relative, or other person deemed eligible by us if a Designated Life payee is deemed to be legally incompetent, as permitted by law.

PROOF OF SURVIVAL: Any Guarantee Payment is subject to evidence we receive in Good Order that the Single Designated Life, at least one of the Spousal Designated Lives, or the Remaining Designated Life is then alive. We may withhold such Guarantee Payments until we receive such evidence or evidence satisfactory to us of the life of the Single Designated Life, at least one of the Spousal Designated Lives or the Remaining Designated Life. We credit interest on such withheld Guarantee Payments at the rate required by law. Should we subsequently determine withheld Guarantee Payments are payable, we will pay the withheld Guarantee Payments and any applicable interest credited in a lump sum.

RECOVERY OF EXCESS GUARANTEE PAYMENTS: We may recover from you or your estate any Guarantee Payments made after the death of the Single Designated Life or the Remaining Designated Life.

TERMINATION OF THE BENEFIT

You may not elect to cancel the Defined Income Benefit.

THE BENEFIT AUTOMATICALLY TERMINATES UPON THE FIRST TO OCCUR OF THE FOLLOWING:


   (I)    YOUR SURRENDER OF THE ANNUITY;

   (II) WHEN ANNUITY PAYMENTS BEGIN (ALTHOUGH IF YOU HAVE ELECTED TO RECEIVE THE GUARANTEED INCOME AMOUNT IN THE FORM OF ANNUITY PAYMENTS, WE WILL CONTINUE TO PAY THE GUARANTEED INCOME AMOUNT);

   (III) OUR RECEIPT OF DUE PROOF OF DEATH OF THE FIRST DEATH WHO IS AN OWNER (OR WHO IS THE ANNUITANT IF ENTITY OWNED), IF THE REMAINING DESIGNATED LIFE ELECTS NOT TO CONTINUE THE ANNUITY;

   (IV) OUR RECEIPT OF DUE PROOF OF DEATH OF THE OWNER (OR THE ANNUITANT, IF THE ANNUITY IS ENTITY OWNED) AND THERE IS STILL AN ACCOUNT VALUE AVAILABLE IN THE ANNUITY AND THE SURVIVING SPOUSE IS NOT ELIGIBLE TO CONTINUE THE BENEFIT BECAUSE SUCH SPOUSE IS NOT A SPOUSAL DESIGNATED LIFE;

   (V) THE DATE OF RECEIPT OF DUE PROOF OF DEATH OF THE SINGLE DESIGNATED LIFE OR THE REMAINING DESIGNATED LIFE IF A DEATH BENEFIT IS PAYABLE UNDER THE DEFINED INCOME BENEFIT;

   (VI) THE DATE OF DEATH OF THE SINGLE DESIGNATED LIFE OR THE REMAINING DESIGNATED LIFE WHEN ACCOUNT VALUE IS REDUCED TO ZERO AS OF THE DATE OF DEATH;

   (VII)  BOTH THE ACCOUNT VALUE AND GUARANTEED INCOME AMOUNT EQUAL ZERO; OR

   (VIII) WE PROCESS A REQUEST TO CHANGE ANY DESIGNATION OF THE ANNUITY THAT EITHER RESULTS IN A VIOLATION OF THE OWNER, ANNUITANT AND BENEFICIARY DESIGNATIONS OF THE ANNUITY. PLEASE SEE BELOW "CHANGE OF OWNER, ANNUITANT, AND BENEFICIARY DESIGNATIONS" FOR THE LIST OF CHANGES THAT WOULD RESULT IN TERMINATION OF THE DEFINED INCOME BENEFIT.


ADDITIONAL TAX CONSIDERATIONS

If you purchase an annuity as an investment vehicle for "qualified" investments, including an IRA, SEP-IRA, Tax Sheltered Annuity (or 403(b)) or employer plan under Code Section 401(a), the Required Minimum Distribution rules under the Code provide that you begin receiving periodic amounts beginning after age 70 1/2 . For a Tax Sheltered Annuity or a 401(a) plan for which the participant is not a greater than five (5) percent Owner of the employer, this required beginning date can generally be deferred to retirement, if later. Roth IRAs are not subject to these rules during the Owner's lifetime. In addition, the amount and duration of payments under the annuity payment provision may be adjusted so that the payments do not trigger any penalty or excise taxes due to tax considerations such as Required Minimum Distribution rules under the tax law. As indicated, withdrawals made while this benefit is in effect will be treated, for tax purposes, in the same way as any other withdrawals under the Annuity. We do not address each potential tax scenario that could arise with respect to this benefit here. However, we do note that if you participate in the Defined Income Benefit through a non-qualified annuity, as with all withdrawals, once all Purchase Payments are returned under the Annuity, all subsequent withdrawal amounts will be taxed as ordinary income.

                            PURCHASING YOUR ANNUITY

REQUIREMENTS FOR PURCHASING THE ANNUITY

AGE RESTRICTIONS: Unless we agree otherwise and subject to our rules, the Single Designated Life or Spousal Designated Lives, each, must not be younger than 45 or older than age 85 on the Issue Date of the Annuity. The broker-dealer firm through which you are purchasing the Annuity may impose a younger maximum issue age than what is described above - check with the broker-dealer firm for details. The "Annuitant" refers to the natural person upon whose life annuity payments payable to the Owner are based.


INITIAL PURCHASE PAYMENT: An initial Purchase Payment is considered the first Purchase Payment received by us in Good Order. This is the payment that issues your Annuity. All subsequent Purchase Payments allocated to the Annuity will be considered Additional Purchase Payments. Unless we agree otherwise and subject to our rules, you must make a minimum initial Purchase Payment of $25,000.


We must approve any initial and additional Purchase Payments where the total amount of Purchase Payments equals $1,000,000 or more with respect to this Annuity and any other annuities you are purchasing from us (or that you already own) and/or our affiliates. To the extent allowed by state law, that required approval also will apply to a proposed change of owner of the Annuity, if as a result of the ownership change, total Purchase Payments would equal or exceed that $1,000,000 threshold. WE MAY APPLY CERTAIN LIMITATIONS, RESTRICTIONS, AND/OR UNDERWRITING STANDARDS AS A CONDITION OF OUR ISSUANCE OF THE ANNUITY AND/OR ACCEPTANCE OF PURCHASE PAYMENTS. Applicable laws designed to counter terrorists and prevent money laundering might, in certain circumstances, require us to block an Annuity Owner's ability to make certain transactions, and thereby refuse to accept Purchase Payments or requests for transfers (if applicable), partial withdrawals, total withdrawals, death benefits, or income payments until instructions are received from the appropriate regulator. We also may be required to provide additional information about you and your Annuity to government regulators.


ADDITIONAL PURCHASE PAYMENTS: You may make additional purchase payments to the Annuity during the first Annuity Year provided the Account Value has not been reduced to zero. AT ANY TIME DURING THIS YEAR, WITH PRIOR NOTICE TO YOU, WE MAY LIMIT YOUR RIGHT TO ALLOCATE ADDITIONAL PURCHASE PAYMENTS TO THE ANNUITY. Additional Purchase Payments are subject to the maximum total Purchase Payment amount of $1,000,000 as noted above, and a minimum amount of $100. Purchase payments are not permitted on or after the Annuity Date. WE MAY LIMIT, RESTRICT, SUSPEND OR REJECT ANY PURCHASE PAYMENT, BUT WOULD DO SO ONLY ON A NON-DISCRIMINATORY BASIS. SEE "PURCHASE PAYMENT LIMITATION," BELOW, FOR MORE INFORMATION.


Depending on the tax status of your Annuity (e.g., if you own the Annuity through an IRA), there may be annual contribution limits dictated by applicable law. Please see the Tax Considerations section for additional information on these contribution limits.


PURCHASE PAYMENT LIMITATION: We may limit, restrict, suspend or reject any additional Purchase Payments at any time, on a non-discriminatory basis. We may limit, restrict, suspend or reject additional Purchase Payments : (i) if we determine that as a result of the timing and amounts of your additional Purchase Payments and withdrawals, the Guaranteed Income Amount is being increased in an unintended fashion. A factor we will use in making a determination as to whether an action is designed to increase the Guaranteed Income Amount in an unintended fashion is the relative size of additional Purchase Payment(s); and (ii) if the Income Percentages and/or Income Growth Rates have changed for new purchasers of the Annuity.

IF WE EXERCISE THIS RIGHT, YOUR ABILITY TO INVEST IN YOUR ANNUITY, INCREASE YOUR ACCOUNT VALUE AND, CONSEQUENTLY, INCREASE YOUR GUARANTEE INCOME AMOUNT OR DEATH BENEFIT WILL BE LIMITED. THIS WOULD ALSO IMPACT YOUR ABILITY TO MAKE ANNUAL CONTRIBUTIONS TO CERTAIN QUALIFIED PLANS.


SPECULATIVE INVESTING: Do not purchase this Annuity if you, anyone acting on your behalf, and/or anyone providing advice to you plan to use it, or any of its riders, for speculation, arbitrage, viatication or any other type of collective investment scheme now or at any time prior to termination of the Annuity. Your Annuity may not be traded on any stock exchange or secondary market. By purchasing this Annuity, you represent and warrant that you are not using this Annuity, or any of its riders, for speculation, arbitrage, viatication or any other type of collective investment scheme.


We will not issue an Annuity, permit changes in ownership or allow assignments to certain ownership types, including: corporations, partnerships, endowments and grantor trusts with multiple grantors. Further, we will only issue an Annuity, allow changes of ownership and/or permit assignments to certain ownership types if the Annuity is held exclusively for the benefit of the designated annuitant. These rules are subject to state law. We may issue an Annuity in ownership structures where the annuitant is also the participant in a Qualified or Non-Qualified employer sponsored plan and the Annuity represents his or her segregated interest in such plan. Further, please be aware that we do not provide administrative services for employer sponsored plans, and may limit the number of plan participants that may elect to use our Annuity as a funding vehicle.


Except as noted below, Purchase Payments must be submitted by check drawn on a U.S. bank, in U.S. dollars, and made payable to Pruco Life. Purchase Payments may also be submitted via 1035 exchange or direct transfer of funds. Under certain circumstances, Purchase Payments may be transmitted to Pruco Life via wiring funds through your Financial Professional's broker-dealer firm. We may reject any payment if it is received in an unacceptable form. Our acceptance of a check is subject to our ability to collect funds.

SETTING UP YOUR ANNUITY

IF YOU ELECT THE SINGLE VERSION OF THE DEFINED INCOME BENEFIT:

SINGLE DESIGNATED LIFE If the Owner is a natural person, the Owner must also be the Annuitant and the Single Designated Life. If the Owner is an entity that we permit, the Annuitant must be the Single Designated Life. You may not name multiple Owners if a Single Designated Life is listed in the Schedule Supplement.

IF YOU ELECT THE SPOUSAL VERSION OF THE DEFINED INCOME BENEFIT:

SPOUSAL DESIGNATED LIVES Such persons must be each other's Spouse on the Issue Date and at the death of the first of the Spousal Designated Lives to die ("First Death"). If the Owner is a natural person, he/she must be the Annuitant, and one of the Spousal Designated Lives. The sole primary Beneficiary must be the other Spousal Designated Life for as long as the first Spousal Designated Life Owner is alive. If two Owners are named, each must be a Spousal Designated Life. No additional Owners may be named. While both Spousal Designated Lives are alive, each Owner must be designated as the other Owner's primary Beneficiary. If the Owner is an entity that we permit, the Annuitant must be a Spousal Designated Life, and the Annuitant's Spouse must be the other Spousal Designated Life. This benefit cannot be utilized when the Owner is an entity unless we allow for the continuation of the Annuity and the Defined Income Benefit by the Remaining Designated Life after the First Death.

Remaining Designated Life

A Remaining Designated Life must be a natural person and must have been listed as one of the Spousal Designated Lives on the Issue Date. A Spousal Designated Life will become the Remaining Designated Life on the earlier of the First Death, or divorce from the other Spousal Designated Life while the Defined Income Benefit is in effect. In the event of the divorce of the Spousal Designated Lives, and the resulting removal of one of the Spousal Designated Lives as an Owner, Annuitant or Beneficiary under the Annuity, the other Spousal Designated Life will become the Remaining Designated Life under the Defined Income Benefit if we receive notice of the divorce, and any other documentation we require, in Good Order, at our Service Office. Any new Beneficiary(ies) named by the Remaining Designated Life will not be a Spousal Designated Life.

GENERAL INFORMATION REGARDING OWNER, ANNUITANT AND BENEFICIARY DESIGNATIONS:
The selections you make for these designations is dependent upon your decision to purchase lifetime income for your life or you and your spouse's lives.

..   Owner: Each Owner holds all rights under the Annuity. You may name up to two Owners in which case all ownership rights are held jointly. Generally, joint Owners are required to act jointly; however, if each Owner provides us with an instruction that we find acceptable, we will permit each Owner to act independently on behalf of both Owners. All information and documents that we are required to send you will be sent to the first named Owner. Co-ownership by entity Owners or an entity Owner and an individual is not permitted. Refer to the Glossary of Terms for additional information regarding the term "Owner." Prior to Annuitization, there is no right of survivorship (other than any spousal continuance right that may be available to a surviving spouse).

..   Annuitant: The Annuitant is the person upon whose life we make annuity payments. You must name an Annuitant who is a natural person. We do not accept a designation of joint Annuitants during the Accumulation Period. In limited circumstances and where allowed by law, we may allow you to name one or more "Contingent Annuitants" with our prior approval. Generally, a Contingent Annuitant will become the Annuitant if the Annuitant dies before the Annuity Date. Please refer to the discussion of "Considerations for Contingent Annuitants" in the Tax Considerations section of the prospectus.

..   Beneficiary: The Beneficiary is the person(s) or entity you name to receive the Death Benefit. Your Beneficiary designation should be the exact name of your Beneficiary, not only a reference to the Beneficiary's relationship to you. If you use a class designation in lieu of designating individuals
    (e.g. "surviving children"), we will pay the class of Beneficiaries as determined at the time of your death and not the class of Beneficiaries that existed at the time the designation was made. If no Beneficiary is named, the Death Benefit will be paid to you or your estate. If an Annuity is co-owned by spouses, we will assume that the sole primary Beneficiary is the surviving spouse that was named as the co-Owner, unless you elect an alternative Beneficiary designation.

Your right to make certain designations may be limited if your Annuity is to be used as an IRA or other "qualified" investment that is given beneficial tax treatment under the Code. You should seek competent tax advice on the income, estate and gift tax implications of your designations.

Please see "Tax Considerations" for information on the effect of applicable law if you are in a civil union, domestic partnership or same-sex marriage.

RIGHT TO CANCEL

You may cancel (or "Free Look") your Annuity for a refund by notifying us in Good Order or by returning the Annuity to our Service Office or to the representative who sold it to you within 10 days after you receive it (or such other period as may be required by applicable law). The Annuity can be mailed or delivered either to us, at our Service Office, or to the Financial Professional who sold it to you. Return of the Annuity by mail is effective on being postmarked, properly addressed and postage prepaid. Unless required by applicable law, the amount of the refund will equal the Account Value as of the Valuation Day we receive the returned Annuity at our Service Office or the cancellation request in Good Order, plus any fees or tax charges deducted from the Purchase Payment. However, where we are required by applicable law to return Purchase Payments, we will return the greater of Account Value and Purchase Payments.

                             MANAGING YOUR ANNUITY

CHANGE OF OWNER, ANNUITANT AND BENEFICIARY DESIGNATIONS


Subject to the limitations described above, in general, you may change the Owner, Annuitant and Beneficiary designations by sending us a request in Good Order, which will be effective upon receipt at our Service Office. As of the Valuation Day we receive an ownership change, including an assignment, any withdrawal programs will be canceled. The new Owner must submit the applicable program enrollment if they wish to participate in such a program. Where allowed by law, such changes will be subject to our acceptance. Any change we accept is subject to any transactions processed by us before we receive the notice of change at our Service Office.


WHILE THE DEFINED INCOME BENEFIT IS IN EFFECT

If you have the single life version of the Defined Income Benefit, any change of the Annuitant under the Annuity will result in the cancellation of the Defined Income Benefit. Similarly, any change of Owner will result in cancellation of the Defined Income Benefit, except if (a) the new Owner has the same taxpayer identification number as the previous Owner, (b) ownership is transferred from a custodian or other entity to the Annuitant, or vice versa or
(c) ownership is transferred from one entity to another entity that satisfies our administrative ownership guidelines.

If you have the spousal version of the Defined Income Benefit, a change to the Owner or Annuitant will result in the cancellation of the Defined Income Benefit in all cases, except as follows: (a) if one Owner dies and the Remaining Designated Life assumes the Annuity, or (b) if the Annuity initially is co-owned, but thereafter the Owner who is not the Annuitant is removed as Owner. We permit changes of Beneficiary designations under this benefit, however, if the Beneficiary is changed, the benefit may not be eligible to be continued upon the First Death. If the Spousal Designated Lives divorce, the Defined Income Benefit may not be divided as part of the divorce settlement or judgment. Nor may the divorcing spouse who retains ownership of the Annuity appoint a new Spousal Designated Life upon re-marriage.


IF THE DEFINED INCOME BENEFIT TERMINATES

If the Defined Income Benefit terminates, you would lose all guarantees provided by the Defined Income Benefit, and thus the ability to withdraw the Guaranteed Income Amount and receive the Death Benefit with the Return of Purchase Payments Amount. We will cease to deduct the Defined Income Benefit charge after the Benefit terminates. However we will not refund any Defined Income Benefit charges previously assessed. If the Defined Income Benefit terminates, you will not be able to re-elect the benefit later. If this were to occur, you would still have the right to annuitize the Account Value. Depending on the tax status of the annuity, you may receive tax deferral prior to annuitization. YOU SHOULD CAREFULLY CONSIDER PURCHASING THE ANNUITY IF YOU ANTICIPATE CHANGING THE OWNER/ANNUITANT DESIGNATIONS. You may name a new Beneficiary(ies), subject to the other limitations on Beneficiary designations noted above with respect to Spousal Designated Lives and a Remaining Designated Life. However, such new Beneficiary(ies) will not be a Spousal Designated Life, and would therefore result in the Defined Income Benefit terminating at the death of the Remaining Designated Life.

In general, you may change the Owner, Annuitant, and Beneficiary designations as indicated above, and also may assign the Annuity. WE WILL ALLOW CHANGES OF OWNERSHIP AND/OR ASSIGNMENTS ONLY IF THE ANNUITY IS HELD EXCLUSIVELY FOR THE BENEFIT OF THE ANNUITANT OR CONTINGENT ANNUITANT. WE RESERVE THE RIGHT TO REJECT ANY PROPOSED CHANGE OF OWNER, ANNUITANT, OR BENEFICIARY, AS WELL AS ANY PROPOSED ASSIGNMENT OF THE ANNUITY. WE WILL IMPLEMENT THIS RIGHT ON A NON-DISCRIMINATORY BASIS AND TO THE EXTENT ALLOWED BY STATE LAW, BUT ARE NOT OBLIGATED TO PROCESS YOUR REQUEST WITHIN ANY PARTICULAR TIME FRAME. The changes we will not accept are:


..   a new Annuitant prior to the Annuity Date if the Owner is an entity;

..   a new Owner such that the new Owner is older than the age for which we would then issue the Annuity as of the effective date of such change, unless the change of Owner is the result of spousal continuation;

..   a new Owner or Annuitant that is a certain ownership type, including but not limited to corporations, partnerships, endowments, and grantor trusts with multiple grantors; and

..   a new Annuitant for a contract issued to a grantor trust where the new
    Annuitant is not the grantor of the trust.

SPOUSAL DESIGNATIONS

If an Annuity is co-owned by spouses, we will assume that the sole primary Beneficiary is the surviving spouse that was named as the co-Owner unless you elect an alternative Beneficiary designation.

Certain spousal rights under the contract, and our administration of such spousal rights and related tax reporting comport with our understanding of the Defense of Marriage Act (which defines a "marriage" as a legal union between a man and a woman and a "spouse" as a person of the opposite sex). Depending on the state in which your Annuity is issued, we may offer certain spousal benefits to civil union couples, domestic partners or same-sex marriages. You should be aware, however, that federal tax law does not recognize civil union couples, domestic partners or marriage spouses of the same sex. Therefore, we cannot permit a same-sex civil union partner, domestic partner or spouse to continue the annuity within the meaning of the tax law upon the death of the first partner under the annuity's "spousal continuance" provision. Please note there may be federal tax consequences at the death of the first same-sex civil union partner, domestic partner or spouse. Civil union couples, domestic partners and spouses of the same sex should consider that limitation before selecting a spousal benefit under the annuity.

CONTINGENT ANNUITANT

Generally, if an Annuity is owned by an entity and the entity has named a Contingent Annuitant, the Contingent Annuitant will become the Annuitant upon the death of the Annuitant, and no death benefit is payable. Unless we agree otherwise, the Annuity is only eligible to have a Contingent Annuitant designation if the entity which owns the Annuity is (1) a plan described in Internal Revenue Code Section 72(s)(5)(A)(i) (or any successor Code section thereto); (2) an entity described in Code Section 72(u)(1) (or any successor Code section thereto); or (3) a Custodial Account established to hold retirement assets for the benefit of the natural person Annuitant pursuant to the provisions of Section 408(a) of the Internal Revenue Code (or any successor Code section thereto) ("Custodial Account").

Where the Annuity is held by a Custodial Account, the Contingent Annuitant will not automatically become the Annuitant upon the death of the Annuitant. Upon the death of the Annuitant, the Custodial Account will have the choice, subject to our rules, to either elect to receive the Death Benefit or elect to continue the Annuity.

                          MANAGING YOUR ACCOUNT VALUE

FINANCIAL PROFESSIONAL PERMISSION TO FORWARD TRANSACTION INSTRUCTIONS

Unless you direct otherwise, your Financial Professional may forward instructions regarding your Account Value. IF YOUR FINANCIAL PROFESSIONAL HAS THIS AUTHORITY, WE DEEM THAT ALL SUCH TRANSACTIONS THAT ARE DIRECTED BY YOUR FINANCIAL PROFESSIONAL WITH RESPECT TO YOUR ANNUITY HAVE BEEN AUTHORIZED BY YOU. You will receive a confirmation of any financial transaction involving the purchase or sale of Units of your Annuity. You must contact us immediately if and when you revoke such authority. We will not be responsible for acting on instructions from your Financial Professional until we receive notification of the revocation of such person's authority. We may also suspend, cancel or limit these authorizations at any time. We will notify you and your Financial Professional if we implement any such restrictions or prohibitions.

                         ACCESS TO YOUR ACCOUNT VALUE

TYPES OF DISTRIBUTIONS AVAILABLE TO YOU

During the Accumulation Period you can access your Account Value through partial withdrawals, systematic withdrawals, and where required for tax purposes, Required Minimum Distributions. The minimum amount for each partial withdrawal is $100. You can also surrender your Annuity at any time. Depending on your instructions, we may deduct a portion of the Account Value being withdrawn or surrendered as a CDSC. Cumulative withdrawals within an Annuity Year that are less than or equal to the Guaranteed Income Amount are not subject to a CDSC. If you surrender your Annuity, in addition to any CDSC, we may deduct the Annual Maintenance Fee, and any Tax Charge that applies. Each of these types of distributions is described more fully below.

SYSTEMATIC WITHDRAWALS FROM YOUR ANNUITY DURING THE ACCUMULATION PERIOD

You can receive systematic withdrawals. Systematic withdrawals may be subject to any applicable CDSC. We will determine whether a CDSC applies and the amount of the CDSC in the same way as we would for a partial withdrawal.

The minimum amount for each systematic withdrawal is $100. If any scheduled systematic withdrawal is for less than $100, we may postpone the withdrawal and add the expected amount to the amount that is to be withdrawn on the next scheduled systematic withdrawal. Ownership changes to and assignment of your Annuity will terminate any systematic withdrawals that had been in effect on the date of the change. Non Lifetime Withdrawals may not be taken as systematic withdrawals.

SYSTEMATIC WITHDRAWALS UNDER SECTIONS 72(T)/72(Q) OF THE INTERNAL REVENUE CODE

If your Annuity is used as a funding vehicle for certain retirement plans that receive special tax treatment under Sections 401, 403(b), 408 or 408A of the Code, Section 72(t) of the Code may provide an exception to the 10% penalty tax on distributions made prior to age 59 1/2 if you elect to receive distributions as a series of "substantially equal periodic payments." For Annuities issued as non-qualified annuities, the Code may provide a similar exemption from penalty under Section 72(q) of the Code. Systematic withdrawals under Sections 72(t)/72(q) will be subject to a CDSC if they exceed the Guaranteed Income Amount under the Defined Income Benefit. To request a program that complies with Sections 72(t)/72(q), you must provide us with certain required information in writing on a form acceptable to us. We may require advance notice to allow us to calculate the amount of 72(t)/72(q) withdrawals. There is no minimum Surrender Value we require to allow you to begin a program for withdrawals under Sections 72(t)/72(q). The minimum amount for any such withdrawal is $100 and payments may be made monthly, quarterly, semi-annually or annually.

You may also annuitize your Annuity and begin receiving payments for the remainder of your life (or life expectancy) as a means of receiving income payments before age 59 1/2 that are not subject to the 10% penalty.

Please note that if a withdrawal under Sections 72(t) or 72(q) was scheduled to be effected between December 25/th/ and December 31/st/ of a given year, then we will implement the withdrawal on December 28 or on the last Valuation Day prior to December 28/th/ of that year.

REQUIRED MINIMUM DISTRIBUTIONS

Required Minimum Distributions ("RMDs") are a type of partial withdrawal we allow to meet distribution requirements under Sections 401, 403(b) or 408 of the Code. Under the Code, you may be required to begin receiving periodic amounts from your Annuity. In such case, we will allow you to make systematic withdrawals in amounts that satisfy the minimum distribution rules under the Code. RMDs for this Annuity must be taken by April 1st in the year following the date you turn age 70 1/2 and by December 31st for subsequent calendar years.

Unless designated as a Non-Lifetime Withdrawal, an RMD is considered a Lifetime Withdrawal from the Annuity. The following rules apply to determine if any portion of an RMD amount will be treated as Excess Income.

For purposes of this provision, in relation to any Annuity Year, the "Second Calendar Year" is the calendar year following the calendar year in which the Annuity Year began.

In general, withdrawals made from the Annuity during an Annuity Year to meet the RMD provisions of the Code will not be treated as Excess Income. However, if in any Annuity Year, you take a Lifetime Withdrawal in the Second Calendar Year, then the amount which will not be treated as Excess Income is the greater of:

   (1) the remaining Guaranteed Income Amount for that Annuity Year, and

   (2) the difference between the Second Calendar Year's remaining RMD amount and the Guaranteed Income Amount.

Any remaining RMD amount for the Second Calendar Year can be taken in the following Annuity Year.

If, in any Annuity Year, your RMD amount is not greater than the Guaranteed Income Amount, any withdrawals in excess of the Guaranteed Income Amount will be treated as Excess Income. RMD taken as systematic withdrawals will be considered Lifetime Withdrawals.

Please see hypothetical examples below for details.

If you do not comply with the rules described above, any withdrawal that exceeds the Guaranteed Income Amount will be treated as a withdrawal of Excess Income, which will reduce your Guaranteed Income Amount in future Annuity Years. This may include situations where you comply with the rules outlined above and then decide to take additional withdrawals after satisfying your RMD requirement from the Annuity.

For purposes of this provision, RMDs are determined based on the value of this Annuity, and do not include the value of any other annuities, savings or investments subject to the RMD rules. We require three (3) days advance written notice to calculate and process the amount of your withdrawals. You must elect to have RMDs paid out monthly, quarterly, semi-annually or annually. The $100 minimum amount that applies to systematic withdrawals applies to monthly RMDs but does not apply to RMDs taken out on a quarterly, semi-annual or annual basis.

In any year in which the requirement to take RMDs is suspended by law, we reserve the right, regardless of any position taken on this issue in a prior year, to treat any amount that would have been considered as an RMD if not for the suspension as eligible for treatment under this provision. Please note that if an RMD was scheduled to be effected between December 25/th/ and December 31st of a given year, then we will implement the RMD on December 28 or on the last Valuation Day prior to December 28/th/ of that year.

The following applies in the event the Defined Income Benefit terminates: We do not assess a CDSC (if applicable) on RMDs from your Annuity if you are required by law to take such RMDs from your Annuity at the time it is taken, provided the amount withdrawn is the amount we calculate as the RMD. However, a CDSC (if applicable) may be assessed on that portion of a systematic withdrawal that is taken to satisfy the RMD rules in relation to other savings or investment plans under other qualified retirement plans.

You may also annuitize your Annuity and begin receiving payments for the remainder of your life (or life expectancy) as a means of receiving income payments and satisfying the RMD rules under the Code.

RMD rules do not apply to Roth IRAs during the Owner's lifetime. See "Tax Considerations" for a further discussion of RMDs.

EXAMPLE

The following example is purely hypothetical and intended to illustrate a scenario as described above. Note that withdrawals must comply with all IRS guidelines in order to satisfy the RMD for the current calendar year.

Assumptions:

RMD Calendar Year 01/01/2013 to 12/31/2013

Annuity Year 06/01/2012 to 05/31/2013

Guaranteed Income Amount and RMD Amount Guaranteed Income Amount = $5,000 Remaining Guaranteed Income Amount as of 1/3/2013 = $3,000 (a $2,000 withdrawal was taken on 7/1/2012) RMD Amount for Calendar Year 2013 = $6,000 The amount you may withdraw in the current Annuity Year (between 1/3/2013 and 5/31/2013) without it being treated as Excess Income is $4,000. Here is the calculation:
$3,000 + ($6,000 - $5,000) = $4,000.

If the $4,000 withdrawal is taken in the current Annuity Year (prior to 6/1/2013), the remaining Guaranteed Income Amount will be zero and the remaining RMD amount of $2,000 may be taken in the subsequent Annuity Year beginning on 6/1/2013 (when your Guaranteed Income Amount is reset to $5,000).

If you had chosen to not take any additional withdrawals until on or after 6/1/2013, then you would be eligible to withdraw $6,000 without it being treated as a withdrawal of Excess Income.

SURRENDERS

SURRENDER VALUE

During the Accumulation Period you can surrender your Annuity at any time, and you will receive the Surrender Value. Upon surrender of your Annuity, you will no longer have any rights under the surrendered Annuity. Your Surrender Value is equal to the Account Value less any applicable CDSC, any applicable tax charges, and any Annual Maintenance Fee.


We require a minimum Surrender Value of $2,000 after any Partial Withdrawal. We waive this requirement while the Defined Income Benefit is in effect, if you are withdrawing the Guaranteed Income Amount, provided you do not take a withdrawal of Excess Income. See "Annuity Options" for information on the impact of the minimum Surrender Value at annuitization.


MEDICALLY-RELATED SURRENDERS


Where permitted by law, you may request to surrender all or part of your Annuity prior to the Annuity Date without application of any otherwise applicable CDSC upon occurrence of a medically-related "Contingency Event" as described below (a "Medically-Related Surrender"). The requirements of such a surrender and waiver may vary by state. Please note, this applies to both owners if you elected the spousal version of the benefit.

If you request a full surrender, the amount payable will be your Account Value. Although a CDSC will not apply to qualifying Medically-Related Surrenders, please be aware that a withdrawal from the Annuity before you have reached age 59 1/2 may be subject to a 10% tax penalty and other tax consequences - see the Tax Considerations section of this prospectus.

We waive any applicable CDSC only if:

..   the Owner is an entity, the Annuitant must have been named or any change of
    Annuitant must have been accepted by us, prior to the "Contingency Event" described below in order to qualify for a Medically-Related Surrender;

..   the Owner is an entity, the Annuitant must be alive as of the date we pay the proceeds of such surrender request;

..   the Owner is one or more natural persons, all such Owners must also be alive at such time;

..   we receive satisfactory proof of the Owner's (or the Annuitant's if entity-owned) confinement in a Medical Care Facility or Fatal Illness in writing on a form satisfactory to us; and/or


..   no additional Purchase Payments can be made to the Annuity.


We reserve the right to impose a maximum amount of a Medically-Related Surrender (equal to $500,000), but we do not currently impose that maximum. That is, if the amount of a partial medically-related withdrawal request, when added to the aggregate amount of Medically-Related Surrenders you have taken previously under this Annuity and any other annuities we and/or our affiliates have issued to you exceeds that maximum amount, we reserve the right to treat the amount exceeding that maximum as not an eligible Medically-Related Surrender. A "Contingency Event" occurs if the Owner (or Annuitant if entity-owned) is:

..   first confined in a "Medical Care Facility" after the Issue Date and while the Annuity is in force, remains confined for at least 90 consecutive days, and remains confined on the date we receive the Medically-Related Surrender request at our Service Office; or

..   first diagnosed as having a "Fatal Illness" after the Issue Date and while the Annuity is in force. We may require a second or third opinion by a licensed physician chosen by us regarding a diagnosis of Fatal Illness. We will pay for any such second or third opinion.

"Fatal Illness" means a condition (a) diagnosed by a licensed physician; and
(b) that is expected to result in death within 24 months after the diagnosis in 80% of the cases diagnosed with the condition. "Medical Care Facility" means a facility operated and licensed pursuant to the laws of any United States jurisdiction providing medically necessary in-patient care, which is
(a) prescribed by a licensed physician in writing; (b) recognized as a general hospital or long-term care facility by the proper authority of the United States jurisdiction in which it is located; (c) recognized as a general hospital by the Joint Commission on the Accreditation of Hospitals; and
(d) certified as a hospital or long-term care facility; OR (e) a nursing home licensed by the United States jurisdiction in which it is located and offers the services of a Registered Nurse (RN) or Licensed Practical Nurse (LPN) 24 hours a day that maintains control of all prescribed medications dispensed and daily medical records.

                                ANNUITY OPTIONS

Annuitization involves converting your Account Value to an annuity payment stream, the length of which depends on the terms of the applicable annuity option. Thus, once annuity payments begin any payment upon death is determined solely under the terms of the applicable annuity payment option, and you no longer participate in the Defined Income Benefit (unless you have annuitized under that benefit). We currently make annuity options available that provide fixed annuity payments. Fixed annuity payments provide the same amount with each payment. You must annuitize your entire Account Value; partial annuitizations are not allowed.

You have a right to choose your annuity start date, provided that it is no later than the first day of the calendar month next following the 95th birthday of the oldest of any Owner and Annuitant whichever occurs first ("Latest Annuity Date") and no earlier than the earliest permissible Annuity Date. You may choose one of the Annuity Options described below, and the frequency of annuity payments. You may change your choices before the Annuity Date. If you have not provided us with your Annuity Date or annuity payment option in writing, then your Annuity Date will be the Latest Annuity Date. Certain annuity options and/or periods certain may not be available, depending on the age of the Annuitant. If a CDSC is still remaining on your Annuity, any period certain must be at least 10 years (or the maximum period certain available, if life expectancy is less than 10 years).

If needed, we will require proof in Good Order of the Annuitant's age before commencing annuity payments. Likewise, we may require proof in Good Order that an Annuitant is still alive, as a condition of our making additional annuity payments while the Annuitant lives. We will seek to recover any life income annuity payments that we made after the death of the Annuitant. If the initial monthly annuity payment would be less than $100, we will not allow you to annuitize (except as otherwise specified by applicable law). Instead, we will pay you your current Account Value in a lump sum and terminate your Annuity. Similarly, we reserve the right to pay your Account Value in a lump sum, rather than allow you to annuitize, if the Surrender Value of your Annuity is less than $2,000 on the Annuity Date.

Once annuity payments begin, you no longer receive benefits under the Defined Income Benefit (unless you have annuitized under that benefit) or the Death Benefit described below.

Certain of these annuity options may be available as "settlement options" to Beneficiaries who choose to receive the Death Benefit proceeds as a series of payments instead of a lump sum payment.

Please note that you may not annuitize within the first three Annuity Years (except as otherwise specified by applicable law).

ANNUITY PAYMENTS UNDER THE DEFINED INCOME BENEFIT

If annuity payments are to begin under the terms of your Annuity, or if you decide to begin receiving annuity payments and there is a Guaranteed Income Amount due in subsequent Annuity Years, you can elect one of the following two options:

   (1) apply your Account Value, less any applicable tax charges, to any other annuity option available for annuity payments not under the Defined Income Benefit (annuity Option 1 and Option 2, described below); or

   (2) request that, as of the date annuity payments are to begin, we make annuity payments each year equal to the Guaranteed Income Amount on that date. If this option is elected, the Guaranteed Income Amount will not increase after annuity payments have begun. We will make payments until the death of the Single Designated Life or the Remaining Designated Life. We must receive your request in a form acceptable to us at our Service Office. If applying your Account Value, less any applicable tax charges, to the life-only annuity payment rates results in a higher annual payment, we will give you the higher annual payment.

In the absence of an election when mandatory annuity payments are to begin we currently make annual annuity payments as:

    . a joint life and last survivor fixed annuity if both Spousal Designated Lives are living and each other's Spouse on the date annual annuity payments would begin, or

    . as a single life fixed annuity if there is a Remaining Designated Life, or this Rider was issued with a Single Designated Life.

In addition, each of the payments above will consist of ten payments certain (or a lesser number of payments certain if the life expectancy of the Annuitant at the time payments are to begin is less than 10 years, based on applicable Internal Revenue Service tables), by applying the greater of the annuity rates then currently available or the annuity rates guaranteed in your Annuity. We reserve the right at any time to increase or decrease the length of any annuity payout option, including but not limited to any period certain in order to comply with the Code (e.g., to shorten the period certain to match life expectancy under applicable Internal Revenue Service tables). The amount that will be applied to provide such annuity payments will be the greater of:

   (1) the present value of the future Guaranteed Income Amount payments; and

   (2) the Account Value.

Once we receive your election to commence annuity payments, or we make the first payment under a default annuity payment option provision, we will only make annuity payments guaranteed under the specific annuity payment option, and the annuity payment option cannot be changed.

ONCE ANNUITY PAYMENTS BEGIN UNDER THE TERMS OF THE ANNUITY OR THE DEFINED INCOME BENEFIT, THE DEATH BENEFIT FEATURE OF THE DEFINED INCOME BENEFIT WILL TERMINATE.

ANNUITY PAYMENT OPTIONS

If annuity payments are to begin under the terms of your Annuity, you can elect to apply your Account Value less any applicable tax charges to one of the following two options. Annuity Options 1 and 2 will always be available for election.

OPTION 1

ANNUITY PAYMENTS FOR A PERIOD CERTAIN: Under this option, we will make equal payments for the period chosen, up to 25 years (but not to exceed the life expectancy of the Annuitant at the time the Annuity Option becomes effective, as computed under applicable IRS tables). The annuity payments may be made monthly, quarterly, semiannually, or annually, as you choose, for the fixed period. If the Owner dies during the income phase, payments will continue to any surviving Owner, or if there is no surviving Owner, the named Beneficiary or your estate if no Beneficiary is named for the remainder of the period certain.

OPTION 2

LIFE INCOME ANNUITY OPTION WITH A PERIOD CERTAIN: Under this option, income is payable monthly, quarterly, semiannually, or annually for the number of years selected (the "period certain"), subject to our then current rules, and thereafter until the death of the Annuitant. Should the Owner or Annuitant die before the end of the period certain, the remaining period certain payments are paid to any surviving Owner, or if there is no surviving Owner, the named Beneficiary, or your estate if no Beneficiary is named, until the end of the period certain. If an annuity option is not selected by the Annuity Date, this is the option we will automatically select for you. We will use a period certain of 10 years, or a shorter duration if the Annuitant's life expectancy at the time the Annuity Option becomes effective, as computed under applicable IRS tables, is less than 10 years. If in this instance the duration of the period certain is prohibited by applicable law, then we will pay you a lump sum in lieu of this option.

OTHER ANNUITY OPTIONS WE MAY MAKE AVAILABLE

At the Annuity Date, we may make available other annuity options not described above. The additional options we currently offer are:

..   Life Annuity Option. We currently make available an annuity option that makes payments for the life of the Annuitant. Under that option, income is payable monthly, quarterly, semiannually, or annually, as you choose, until the death of the Annuitant. No additional annuity payments are made after the death of the Annuitant. No minimum number of payments is guaranteed. It is possible that only one payment will be payable if the death of the Annuitant occurs before the date the second payment was due, and no other payments nor death benefits would be payable.

..   Joint Life Annuity Option. Under the joint lives option, income is payable monthly, quarterly, semiannually, or annually, as you choose, during the joint lifetime of two Annuitants, ceasing with the last payment prior to the death of the second to die of the two Annuitants. No minimum number of payments is guaranteed under this option. It is possible that only one payment will be payable if the death of all the Annuitants occurs before the date the second payment was due, and no other payments or death benefits would be payable.

..   Joint Life Annuity Option With a Period Certain. Under this option, income is payable monthly, quarterly, semiannually, or annually for the number of years selected (the "period certain"), subject to our current rules, and thereafter during the joint lifetime of two Annuitants, ceasing with the last payment prior to the death of the second to die of the two Annuitants. If the Annuitants' joint life expectancy is less than the period certain, we will institute a shorter period certain, determined according to applicable IRS tables. Should the two Annuitants die before the end of the period certain, the remaining period certain payments are paid to any surviving Owner, or if there is no surviving Owner, the named Beneficiary, or to your estate if no Beneficiary is named, until the end of the period certain.

We reserve the right to cease offering any of these Other Annuity Options. If we do so, we will amend this prospectus to reflect the change. We reserve the right to make available other annuity or settlement options.

                                 DEATH BENEFIT

DEATH BENEFIT UNDER THE DEFINED INCOME BENEFIT

If you elected the Single version of the Defined Income Benefit on the Issue Date, and while it is in effect, the Death Benefit payable upon the death of the Single Designated Life, provided that we have not yet begun making Guarantee Payments, is the Return of Purchase Payments Death Benefit.

If you elected the Spousal version of the Defined Income Benefit on the Issue Date, and while it is in effect, the Death Benefit payable upon the First Death is the Account Value. The Death Benefit payable upon the death of the Remaining Designated Life, provided that we have not yet begun making Guarantee Payments, is the Return of Purchase Payments Death Benefit.

The Return of Purchase Payments Death Benefit is equal to the greater of:

    .  the Account Value, or

    .  the Return of Purchase Payments Amount described below.

If we do not receive Due Proof of Death within one year of the death of the Owner (Annuitant if the Annuity is owned by an entity in the case of a Single Designated Life) or the death of the Remaining Designated Life in the case of Spousal Designated Lives, the Death Benefit payable is the Account Value. We reserve the right to waive or extend, on a non-discriminatory basis, our right to enforce the one year deadline for Due Proof of Death. This right will only apply for purposes of determining the amount payable as a Death Benefit, and in no way restricts when a claim may be filed.

PLEASE NOTE THAT THE RETURN OF PURCHASE PAYMENTS DEATH BENEFIT IS PAYABLE ONLY IF THE DEFINED INCOME BENEFIT IS IN EFFECT, AND UNTIL WE MAKE GUARANTEE PAYMENTS UNDER THE DEFINED INCOME BENEFIT OR ANNUITY PAYMENTS BEGIN. ONCE GUARANTEE PAYMENTS OR ANNUITY PAYMENTS BEGIN, THERE IS NO MORE DEATH BENEFIT. ALL OTHER PROVISIONS APPLICABLE TO DEATH BENEFITS UNDER YOUR ANNUITY WILL CONTINUE TO APPLY.

Return of Purchase Payments Amount

On the Issue Date, the Return of Purchase Payments Amount is equal to your Account Value. On each subsequent Valuation Day, until the date we receive Due Proof of Death of the Single Designated Life or the Remaining Designated Life, as applicable, the Return of Purchase Payments Amount is:

       . increased by any Purchase Payments made on the current Valuation Day and,

       . reduced by the effect of withdrawals made on the current Valuation Day, as described below.

A Non-Lifetime Withdrawal will proportionately reduce the Return of Purchase Payments Amount by the ratio of the Non-Lifetime Withdrawal to the Account Value immediately prior to the Non-Lifetime Withdrawal. A Lifetime Withdrawal that is not considered Excess Income, including Required Minimum Distributions, will reduce the Return of Purchase Payments Amount by the amount of the withdrawal. (For more information about the impact of RMDs, please see "Required Minimum Distributions" section. All or a portion of a Lifetime Withdrawal that is considered Excess Income will proportionately reduce the Return of Purchase Payments Amount by the ratio of the Excess Income to the Account Value immediately prior to the withdrawal of the Excess Income.

DEATH BENEFIT UPON TERMINATION OF THE DEFINED INCOME BENEFIT

If you have taken actions that have caused the Defined Income Benefit to be terminated, then the Death Benefit is equal to the Account Value, and payable:

    1) If the Annuity is owned by one or more natural persons, upon the death of the Owner (or the first to die, if there are multiple Owners).

    2) If an Annuity is owned by an entity, upon the Annuitant's death if there is no Contingent Annuitant. Generally, if a Contingent Annuitant was designated before the Annuitant's death and the Annuitant dies, then the Contingent Annuitant becomes the Annuitant and a Death Benefit will not be paid upon the Annuitant's death.

YOU SHOULD CAREFULLY CONSIDER ANY POSSIBLE ACTIONS BY YOU THAT WOULD CAUSE THE DEFINED INCOME BENEFIT TO BE TERMINATED, AS IT WILL IMPACT THE VALUE PAYABLE AS A DEATH BENEFIT.

GENERAL DEATH BENEFIT PROVISIONS

We determine the amount of the Death Benefit as of the date we receive Due Proof of Death. We must be made aware of the entire universe of eligible Beneficiaries in order for us to have received Due Proof of Death. Any given Beneficiary must submit the written information we require in order to be paid his/her share of the Death Benefit.

Once we have received Due Proof of Death, each eligible Beneficiary may take his/her portion of the Death Benefit in one of the forms described in this prospectus (e.g., distribution of the entire interest in the Annuity within 5 years after the date of death, or as periodic payments over a period not extending beyond the life or life expectancy of the Beneficiary - see "Payment of Death Benefits" below).

No Death Benefit will be payable if the Annuity terminates or your Account Value reaches zero (which can happen if, for example, you are taking withdrawals under the Defined Income Benefit).

Any Death Benefit amount not paid in full on the date of Due Proof of Death is subject to fluctuation in value due to the investment performance of the Sub-account until the Death Benefit is paid out in full.

Where an Annuity is structured so that it is owned by a grantor trust but the Annuitant is not the grantor, then the Annuity is required to terminate upon the death of the grantor if the grantor pre-deceases the Annuitant under
Section 72(s) of the Code. Under this circumstance, the Surrender Value will be paid out to the trust and there is no Death Benefit provided under the Annuity.

SPOUSAL CONTINUATION OF YOUR ANNUITY

Unless you designate a Beneficiary other than your spouse, upon the death of either spousal Owner, the surviving spouse may elect to continue ownership of the Annuity instead of taking the Death Benefit. No CDSC will apply to Purchase Payments made prior to the effective date of a spousal continuance. However, any additional Purchase Payments applied after the effective date of a spousal continuation will be subject to all provisions of the Annuity, including the CDSC when applicable.

If you elected the Single version of the Defined Income Benefit on the Issue Date and it is in effect on the date of Due Proof of Death, if your spouse chooses to continue ownership of the Annuity the Account Value is increased, if necessary, to equal the Return of Purchase Payments Amount, and the Defined Income Benefit will terminate.

If you elected the Spousal version of the Defined Income Benefit on the Issue Date and it is in effect on the date of Due Proof of Death of the First Death,

    . If the Remaining Designated Life chooses to continue the Annuity, the Defined Income Benefit will remain in force.

    . If a Death Benefit is not payable (e.g., if the first of the Spousal Designated Lives to die is the Beneficiary but not an Owner), the Defined Income Benefit will remain in force unless we are instructed otherwise.

    . Upon death of the Remaining Designated Life, if their spouse chooses to continue ownership of the Annuity the Account Value is increased, if necessary, to equal the Return of Purchase Payments Amount, and the Defined Income Benefit will terminate.

Spousal continuation is also permitted, subject to our rules and regulatory approval, if the Annuity is held by a custodial account established to hold retirement assets for the benefit of the natural person Annuitant pursuant to the provisions of Section 408(a) of the Code ("Custodial Account") and, on the date of the Annuitant's death, the spouse of the Annuitant is (1) the Contingent Annuitant under the Annuity and (2) the Beneficiary of the Custodial Account. The ability to continue the Annuity in this manner will result in the Annuity no longer qualifying for tax deferral under the Code. However, such tax deferral should result from the ownership of the Annuity by the Custodial Account. Please consult your tax or legal advisor.

A surviving spouse's ability to continue ownership of the Annuity may be impacted by the Defense of Marriage Act (see "Managing Your Annuity - Spousal Designations"). Please consult your tax or legal advisor for more information about such impact in your state.

Your Annuity may only be continued under the spousal continuation provision once.

PAYMENT OF DEATH BENEFITS

ALTERNATIVE DEATH BENEFIT PAYMENT OPTIONS - ANNUITIES OWNED BY INDIVIDUALS (NOT ASSOCIATED WITH TAX-FAVORED PLANS)

Except in the case of a spousal continuation as described above, upon your death, certain distributions must be made under the Annuity. The required distributions depend on whether you die before you start taking annuity payments under the Annuity or after you start taking annuity payments under the Annuity. If you die on or after the Annuity Date, the remaining portion of the interest in the Annuity must be distributed at least as rapidly as under the method of distribution being used as of the date of death. In the event of the decedent's death before the Annuity Date, the Death Benefit must be distributed:

..   within five (5) years of the date of death (the "5 Year Deadline"); or

..   as a series of payments not extending beyond the life expectancy of the
    Beneficiary or over the life of the Beneficiary Payments under this option must begin within one year of the date of death. If the Beneficiary does not begin installments by such time, then we require that the Beneficiary take the Death Benefit as a lump sum within the 5 Year Deadline.

ALTERNATIVE DEATH BENEFIT PAYMENT OPTIONS - ANNUITIES HELD BY TAX-FAVORED PLANS

The Code provides for alternative death benefit payment options when an Annuity is used as an IRA, 403(b) or other "qualified investment" that requires minimum distributions. Upon your death under an IRA, 403(b) or other "qualified investment", the designated Beneficiary may generally elect to continue the Annuity and receive Required Minimum Distributions under the Annuity instead of receiving the Death Benefit in a single payment. The available payment options will depend on whether you die before the date Required Minimum Distributions under the Code were to begin, whether you have named a designated Beneficiary and whether the Beneficiary is your surviving spouse.

..   If you die after a designated Beneficiary has been named, the death benefit must be distributed by December 31st of the year including the five year anniversary of the date of death (the "Qualified 5 Year Deadline"), or as periodic payments not extending beyond the life expectancy of the designated Beneficiary (provided such payments begin by December 31st of the year following the year of death). If the Beneficiary does not begin installments by such time, then we require that the Beneficiary take the Death Benefit as a lump sum by the Qualified 5 Year Deadline. However, if your surviving spouse is the Beneficiary, the death benefit can be paid out over the life expectancy of your spouse with such payments beginning no later than December 31st of the year following the year of death, or December 31st of the year in which you would have reached age 70 1/2, whichever is later. Additionally, if the Death Benefit is solely payable to (or for the benefit of) your surviving spouse, then the Annuity may be continued with your spouse as the Owner.

..   If you die before a designated Beneficiary is named and before the date
    Required Minimum Distributions must begin under the Code, the Death Benefit must be paid out by the Qualified 5 Year Deadline. If the Beneficiary does not begin installments by December 31st of the year following the year of death, we will require that the Beneficiary take the Death Benefit as a lump sum by the Qualified 5 Year Deadline. For Annuities where multiple Beneficiaries have been named and at least one of the Beneficiaries does not qualify as a designated Beneficiary and the account has not been divided into Separate Accounts by December 31st of the year following the year of death, such Annuity is deemed to have no designated Beneficiary.

..   If you die before a designated Beneficiary is named and after the date
    Required Minimum Distributions must begin under the Code, the Death Benefit must be paid out at least as rapidly as under the method then in effect. For Annuities where multiple Beneficiaries have been named and at least one of the Beneficiaries does not qualify as a designated Beneficiary and the account has not been divided into Separate Accounts by December 31st of the year following the year of death, such Annuity is deemed to have no designated Beneficiary.

A Beneficiary has the flexibility to take out more each year than mandated under the Required Minimum Distribution rules. Until withdrawn, amounts in an IRA, 403(b) or other "qualified investment" continue to be tax deferred. Amounts withdrawn each year, including amounts that are required to be withdrawn under the Required Minimum Distribution rules, are subject to tax. You may wish to consult a professional tax advisor for tax advice as to your particular situation.

For a Roth IRA, if death occurs before the entire interest is distributed, the Death Benefit must be distributed under the same rules applied to IRAs where death occurs before the date Required Minimum Distributions must begin under the Code.

The tax consequences to the Beneficiary may vary among the different Death Benefit payment options. See the Tax Considerations section of this prospectus, and consult your tax advisor.

                         FEES, CHARGES AND DEDUCTIONS

In this section, we provide detail about the charges you incur if you own the Annuity.

The charges under the Annuity are designed to cover, in the aggregate, our direct and indirect costs of selling, administering and providing benefits under the Annuity. They are also designed, in the aggregate, to compensate us for the risks of loss we assume. If, as we expect, the charges that we collect from the Annuity exceed our total costs in connection with the Annuity, we will earn a profit. Otherwise we will incur a loss. For example, Pruco Life may make a profit on the Insurance Charge if, over time, the actual costs of providing the guaranteed insurance obligations and other expenses under the Annuity are less than the amount we deduct for the Insurance Charge. To the extent we make a profit on the Insurance Charge, such profit may be used for any other corporate purpose.

The rates of certain of our charges have been set with reference to estimates of the amount of specific types of expenses or risks that we will incur. In general, a given charge under the Annuity compensates us for our costs and risks related to that charge and may provide for a profit. However, it is possible that with respect to a particular obligation we have under this Annuity, we may be compensated not only by the charge specifically tied to that obligation, but also from one or more other charges we impose.

With regard to charges that are assessed as a percentage of the value of the Sub-account, please note that such charges are assessed through a reduction to the Unit value of your investment in the Sub-account, and in that way reduce your Account Value.


INSURANCE CHARGE: We deduct an Insurance Charge daily based on the annualized rate shown in the "Summary of Contract Fees and Charges." The charge is assessed against the assets allocated to the Sub-account. The Insurance Charge is the combination of the Mortality & Expense Risk Charge, the Administration Charge, and the Defined Income Benefit Charge. The Insurance Charge is intended to compensate Pruco Life for providing the insurance benefits under the Annuity, including the Annuity's Death Benefit that provides guaranteed benefits to your Beneficiaries even if your Account Value declines, and the risk that persons we guarantee annuity payments to will live longer than our assumptions. The charge also covers administrative costs associated with providing the Annuity benefits, including preparation of the contract and prospectus, confirmation statements, annual account statements and annual reports, legal and accounting fees as well as various related expenses. The charge covers the risk that our assumptions about the mortality risks and expenses under the Annuity are incorrect and that we have agreed not to increase these charges over time despite our actual costs. Finally, the charge compensates Pruco Life for providing the insurance benefits provided under the Defined Income Benefit, Guarantee Payments, and the Return of Purchase Payments Death Benefit. As described in the "Summary of Contract Fees and Charges," we may adjust the Defined Income Benefit Charge one or more times at any time on or after the 5th anniversary of your Issue Date up to the maximum amount reflected therein. We will notify you in advance of any change in the Charge.


The Defined Income Benefit is neither optional nor revocable. However, if the Defined Income Benefit terminates according to the terms of the benefit, then the Defined Income Benefit Charge component of the Insurance Charge will no longer be assessed. We will not refund any charges you have paid.

FEES AND EXPENSES INCURRED BY THE PORTFOLIO: The Portfolio incurs total annualized operating expenses comprised of an investment management fee, other expenses and any distribution and service (12b-1) fees or short sale expenses that may apply. These fees and expenses are reflected daily by the Portfolio before it provides Pruco Life with the net asset value as of the close of business each Valuation Day. More detailed information about fees and expenses can be found in the prospectus for the Portfolio.

ANNUAL MAINTENANCE FEE: Prior to Annuitization, we deduct an Annual Maintenance Fee. The Annual Maintenance Fee is equal to $50 or 2% of your Account Value, whichever is less. This fee will be deducted annually on the anniversary of the Issue Date of your Annuity or, if you surrender your Annuity during the Annuity Year, the fee is deducted at the time of surrender unless the surrender is taken within 30 days of most recently assessed Annual Maintenance Fee. The fee is taken from the Sub-account. The Annual Maintenance Fee is only deducted if the sum of the Purchase Payments at the time the fee is deducted is less than $100,000. We do not impose the Annual Maintenance Fee upon Annuitization (unless Annuitization occurs on an Annuity anniversary), or the payment of a Death Benefit.

CONTINGENT DEFERRED SALES CHARGE ("CDSC"): The CDSC reimburses us for expenses related to sales and distribution of the Annuity, including commissions, marketing materials and other promotional expenses. We may deduct a CDSC if you surrender your Annuity or when you make a partial withdrawal. The CDSC is calculated as a percentage of your Purchase Payment being surrendered or withdrawn. The CDSC percentage varies with the number of years that have elapsed since each Purchase Payment being withdrawn was made. If a withdrawal is effective on the day before the anniversary of the date that the Purchase Payment being withdrawn was made, then the CDSC percentage as of the next following year will apply. The CDSC percentages are shown under "Summary of Contract Fees and Charges."

With respect to a partial withdrawal, we calculate the CDSC by assuming that partial withdrawals are taken from Purchase Payments that have not been previously withdrawn, on a first-in, first-out basis, and subsequently from any other Account Value in the Annuity (such as gains). In a "gross" withdrawal, you request a specific withdrawal amount, with the understanding that the amount you actually receive is reduced by each applicable amount. In a "net" withdrawal, you request a withdrawal for an exact dollar amount, with the understanding that any amount deducted (e.g., for a CDSC) is taken from your remaining Account Value. If you request a gross withdrawal, you may receive less than the specified dollar amount, as any applicable CDSC and tax withholding would be deducted from the amount you requested. If you request a net withdrawal, a larger amount may be deducted from your Account Value in order for you to receive the specified dollar amount after any applicable CDSC, and tax withholding is assessed.

Under the Defined Income Benefit, Non-Lifetime Withdrawals, excluding those designated as Required Minimum Distributions, are subject to any applicable CDSC. Lifetime Withdrawals in an Annuity Year that, in total, do not exceed the Guaranteed Income Amount are not subject to a CDSC. Each withdrawal of Excess Income under the Defined Income Benefit is subject to any applicable CDSC. Withdrawals of Excess Income will reduce the benefits under the Defined Income Benefit. (Please see the "Living Benefit" and "Death Benefit" sections of this prospectus for information on the impact of withdrawals of Excess Income.) Please be aware that under the Defined Income Benefit: (a) for a gross withdrawal, if the amount requested exceeds the Guaranteed Income Amount, the excess portion will be treated as Excess Income and (b) for a net withdrawal, if the amount you receive plus the amount of the CDSC deducted from your Account Value exceeds the Guaranteed Income Amount, the excess portion will be treated as Excess Income.

Upon surrender, we calculate a CDSC based on any Purchase Payments that have not been withdrawn. The amount of such Purchase Payments could be greater than your remaining Account Value. This could occur if you have made prior partial withdrawals or if your Account Value has declined in value due to negative market performance. Thus, for example, the CDSC could be greater than if it were calculated as a percentage of the remaining Account Value.

We may waive any applicable CDSC under certain circumstances described herein.

TAX CHARGE: Some states, municipalities and other jurisdictions charge premium taxes or similar taxes on annuities that we are required to pay. The amount of tax will vary from jurisdiction to jurisdiction and is subject to change. We reserve the right to deduct the tax either when Purchase Payments are received, upon surrender or upon Annuitization. If deducted upon Annuitization, we would deduct the tax from your Account Value. The Tax Charge is designed to approximate the taxes that we are required to pay and is assessed as a percentage of Purchase Payments, Surrender Value, or Account Value as applicable. The Tax Charge currently ranges up to 3.5%. We may assess a charge against the Sub-account equal to any taxes which may be imposed upon the Separate Account. "Surrender Value" refers to the Account Value less any applicable CDSC, any applicable tax charges, and any Annual Maintenance Fee.

We will pay company income taxes on the taxable corporate earnings created by this Annuity. While we may consider company income taxes when pricing our products, we do not currently include such income taxes in the tax charges you pay under the Annuity. We will periodically review the issue of charging for these taxes, and we may charge for these taxes in the future. We reserve the right to impose a charge for federal income taxes if we determine, in our sole discretion, that we will incur a tax as a result of the operation of the Separate Account.

In calculating our corporate income tax liability, we may derive certain corporate income tax benefits associated with the investment of company assets, including Separate Account assets, which are treated as company assets under applicable income tax law. These benefits reduce our overall corporate income tax liability. We do not pass these tax benefits through to holders of the Separate Account annuity contracts because (i) the contract Owners are not the Owners of the assets generating these benefits under applicable income tax law and (ii) we do not currently include company income taxes in the tax charges you pay under the Annuity.

ANNUITY PAYMENT OPTION CHARGES

If you select a fixed payment option the amount of each fixed payment will depend on the Account Value of your Annuity when you elected to annuitize. There is no specific charge deducted from these payments; however, the amount of each annuity payment reflects assumptions about our insurance expenses. Also, a tax charge may apply.

EXCEPTIONS/REDUCTIONS TO FEES AND CHARGES

We may reduce or eliminate certain fees and charges or alter the manner in which the particular fee or charge is deducted. For example, we may reduce the amount of any CDSC or the length of time it applies, reduce or eliminate the amount of the Annual Maintenance Fee or reduce the portion of the total Insurance Charge that is deducted as an Administration Charge. We will not discriminate unfairly between Annuity purchasers if and when we reduce any fees and charges.

                            VALUING YOUR INVESTMENT

VALUING THE SUB-ACCOUNT

Currently only one Sub-account is available with the Annuity. When you allocate Account Value to the Sub-account, you are purchasing Units of the Sub-account. The Sub-account invests exclusively in shares of an underlying Portfolio. The value of the Units fluctuates with the market fluctuations of the Portfolio.
The value of the Units also reflects the daily accrual for the Insurance Charge.

Each Valuation Day, we determine the price for a Unit of the Sub-account, called the "Unit Price." The Unit Price is used for determining the value of transactions involving Units of the Sub-account. We determine the number of Units involved in any transaction by dividing the dollar value of the transaction by the Unit Price of the Sub-account as of the Valuation Day. There may be different Unit Prices for the Sub-account to reflect possible variations in charges for the Defined Income Benefit. The Unit Price for the Units you purchase will be based on the total charges that apply to your Annuity.

PROCESSING AND VALUING TRANSACTIONS

Pruco Life is generally open to process financial transactions on those days that the New York Stock Exchange (NYSE) is open for trading. There may be circumstances where the NYSE does not open on a regularly scheduled date or time or closes at an earlier time than scheduled (normally 4:00 p.m. EST). Generally, financial transactions requested in Good Order before the close of regular trading on the NYSE will be processed according to the value next determined following the close of business. Financial transactions requested on a non-business day or after the close of regular trading on the NYSE will be processed based on the value next computed on the next Valuation Day. There may be circumstances when the opening or closing time of regular trading on the NYSE is different than other major stock exchanges, such as NASDAQ or the American Stock Exchange. Under such circumstances, the closing time of regular trading on the NYSE will be used when valuing and processing transactions.

The NYSE is closed on the following nationally recognized holidays: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving, and Christmas. On those dates, we will not process any financial transactions involving purchase or redemption orders. Pruco Life will also not process financial transactions involving purchase or redemption orders or transfers on any day that:

..   trading on the NYSE is restricted;

..   an emergency, as determined by the SEC, exists making redemption or valuation of securities held in the Separate Account impractical; or

..   the SEC, by order, permits the suspension or postponement for the protection of security holders.

We have arrangements with certain selling firms, under which receipt by the firm in Good Order prior to our cut-off time on a given Valuation Day is treated as receipt by us on that Valuation Day for pricing purposes. Currently, we have such an arrangement with Citigroup Global Markets Inc. ("CGM"). We extend this pricing treatment to orders that you submit directly through CGM and to certain orders submitted through Morgan Stanley Smith Barney LLC ("MSSB") where CGM serves as clearing firm for MSSB. Your MSSB registered representative can tell you whether your order will be cleared through CGM. The arrangements with CGM and MSSB may be terminated at any time or modified in certain circumstances.

INITIAL PURCHASE PAYMENTS: We are required to allocate your initial Purchase Payment to the Sub-account within two (2) Valuation Days after we receive the Purchase Payment in Good Order at our Service Office. If we do not have all the required information to allow us to issue your Annuity, we may retain the Purchase Payment while we try to reach you or your representative to obtain all of our requirements. If we are unable to obtain all of our required information within five (5) Valuation Days, we are required to return the Purchase Payment to you at that time, unless you specifically consent to our retaining the Purchase Payment while we gather the required information. Once we obtain the required information, we will invest the Purchase Payment and issue an Annuity within two (2) Valuation Days. With respect to your initial Purchase Payment that is pending investment in our separate account, we may hold the amount temporarily in a suspense account and may earn interest on such amount. You will not be credited with interest during that period. As permitted by applicable law, the broker-dealer firm through which you purchase your Annuity may forward your initial Purchase Payment to us prior to approval of your purchase by a registered principal of the firm. These arrangements are subject to a number of regulatory requirements, including that until such time that we are notified of the firm's principal approval and is provided with the application, or we are notified of the firm principal's rejection, your funds will be held by us in a segregated bank account. In addition, we must promptly return your funds at your request prior to the firm's principal approval or upon the firm's rejection of the application. The monies held in the bank account will be held in a suspense account within our general account and we may earn interest on amounts held in that suspense account. You will not be credited with any interest earned on amounts held in that suspense account. The monies in such suspense account may be subject to our general creditors. Moreover, because the FINRA rule authorizing the use of such accounts is new, there may be uncertainty as to the segregation and treatment of such insurance company general account assets under applicable Federal and State laws.

ADDITIONAL PURCHASE PAYMENTS: We will apply any additional Purchase Payments we accept on the Valuation Day that we receive the Purchase Payment at our Service Office in Good Order.

SCHEDULED TRANSACTIONS: Scheduled transactions include transfers under systematic withdrawals, Required Minimum Distributions, substantially equal periodic payments under section 72(t)/72(q) of the Code, and annuity payments. Scheduled transactions are processed and valued as of the date they are scheduled, unless the scheduled day is not a Valuation Day. In that case, the transaction will be processed and valued on the next Valuation Day, unless (with respect to Required Minimum Distributions, substantially equal periodic payments under Section 72(t)/72(q) of the Code, and annuity payments only), the next Valuation Day falls in the subsequent calendar year, in which case the transaction will be processed and valued on the prior Valuation Day.

UNSCHEDULED TRANSACTIONS: "Unscheduled" transactions include any other non-scheduled partial withdrawals or Surrenders. With respect to certain written requests to withdraw Account Value, we may seek to verify the requesting Owner's signature. Specifically, we reserve the right to perform a signature verification for (a) any withdrawal exceeding a certain dollar amount and (b) a withdrawal exceeding a certain dollar amount if the payee is someone other than the Owner. In addition, we will not honor a withdrawal request in which the requested payee is the Financial Professional or agent of record. We reserve the right to request a signature guarantee with respect to a written withdrawal request. If we do perform a signature verification, we will pay the withdrawal proceeds within 7 days after the withdrawal request was received by us in Good Order, and will process the transaction in accordance with the discussion in "Processing And Valuing Transactions"

MEDICALLY-RELATED SURRENDERS & DEATH BENEFITS: Medically-related surrender requests and Death Benefit claims require our review and evaluation before processing. We price such transactions as of the date we receive at our Service Office in Good Order all supporting documentation we require for such transactions.

We are generally required by law to pay any surrender request or death benefit claims from the Separate Account within 7 days of our receipt of your request in Good Order at our Service Office.

                              TAX CONSIDERATIONS

The tax considerations associated with an Annuity vary depending on whether the contract is (i) owned by an individual or non-natural person, and not associated with a tax-favored retirement plan, or (ii) held under a tax-favored retirement plan. We discuss the tax considerations for these categories of contracts below. The discussion is general in nature and describes only federal income tax law (not state or other tax laws). It is based on current law and interpretations, which may change. The information provided is not intended as tax advice. You should consult with a qualified tax advisor for complete information and advice. References to Purchase Payments below relate to your cost basis in your contract. Generally, your cost basis in a contract not associated with a tax-favored retirement plan is the amount you pay into your contract, or into annuities exchanged for your contract, on an after-tax basis less any withdrawals of such payments. Cost basis for a tax-favored retirement plan is provided only in limited circumstances, such as for contributions to a Roth IRA or nondeductible IRA. The discussion includes a description of certain spousal rights under the contract, and our administration of such spousal rights and related tax reporting comport with our understanding of the Defense of Marriage Act (which defines a "marriage" as a legal union between a man and a woman and a "spouse" as a person of the opposite sex). Depending on the state in which your annuity is issued, we may offer certain spousal benefits to civil union couples, domestic partners or same-sex marriages. You should be aware, however, that federal tax law does not recognize civil union couples, domestic partners or marriage spouses of the same sex. Therefore, we cannot permit a same-sex civil union partner, domestic partner or spouse to continue the annuity within the meaning of the tax law upon the death of the first partner under the annuity's "spousal continuance" provision. Please note there may be federal tax consequences at the death of the first same-sex civil union partner, domestic partner or spouse. Civil union couples, domestic partners and spouses of the same sex should consider that limitation before selecting a spousal benefit under the annuity.



NONQUALIFIED ANNUITY CONTRACTS

IN GENERAL, AS USED IN THIS PROSPECTUS, A NONQUALIFIED ANNUITY IS OWNED BY AN INDIVIDUAL OR NON-NATURAL PERSON AND IS NOT ASSOCIATED WITH A TAX-FAVORED RETIREMENT PLAN.

TAXES PAYABLE BY YOU We believe the Annuity is an annuity contract for tax purposes. Accordingly, as a general rule, you should not pay any tax until you receive money under the contract. Generally, annuity contracts issued by the same company (and affiliates) to you during the same calendar year must be treated as one annuity contract for purposes of determining the amount subject to tax under the rules described below. Charges for investment advisory fees that are taken from the contract are treated as a partial withdrawal from the contract and will be reported as such to the contract Owner.

It is possible that the Internal Revenue Service (IRS) could assert that some or all of the charges for the optional benefits under the contract should be treated for federal income tax purposes as a partial withdrawal from the contract. If this were the case, the charge for this benefit could be deemed a withdrawal and treated as taxable to the extent there are earnings in the contract. Additionally, for Owners under age 59 1/2, the taxable income attributable to the charge for the benefit could be subject to a tax penalty. If the IRS determines that the charges for one or more benefits under the contract are taxable withdrawals, then the sole or surviving Owner will be provided with a notice from us describing available alternatives regarding these benefits.

You must commence annuity payments or surrender your Annuity no later than the first day of the calendar month next following the maximum Annuity date for your Annuity. For some of our contracts, you are able to choose to defer the Annuity Date beyond the default Annuity date described in your Annuity. However, the IRS may not then consider your contract to be an annuity under the tax law.

TAXES ON WITHDRAWALS AND SURRENDER If you make a withdrawal from your contract or surrender it before annuity payments begin, the amount you receive will be taxed as ordinary income, rather than as return of Purchase Payments, until all gain has been withdrawn. Once all gain has been withdrawn, payments will be treated as a nontaxable return of Purchase Payments until all Purchase Payments have been returned. After all Purchase Payments are returned, all subsequent amounts will be taxed as ordinary income. You will generally be taxed on any withdrawals from the contract while you are alive even if the withdrawal is paid to someone else. Withdrawals under any of the optional living benefits or as a systematic payment are taxed under these rules. If you assign or pledge all or part of your contract as collateral for a loan, the part assigned generally will be treated as a withdrawal and subject to income tax to the extent of gain. If you transfer your contract for less than full consideration, such as by gift, you will also trigger tax on any gain in the contract. This rule does not apply if you transfer the contract to your spouse or under most circumstances if you transfer the contract incident to divorce.

If you choose to receive payments under an interest payment option, or a Beneficiary chooses to receive a death benefit under an interest payment option, that election will be treated, for tax purposes, as surrendering your Annuity and will immediately subject any gain in the contract to income tax.

TAXES ON ANNUITY PAYMENTS A portion of each annuity payment you receive will be treated as a partial return of your Purchase Payments and will not be taxed. The remaining portion will be taxed as ordinary income. Generally, the nontaxable portion is determined by multiplying the annuity payment you receive by a fraction, the numerator of which is your Purchase Payments (less any amounts previously received tax-free) and the denominator of which is the total expected payments under the contract. After the full amount of your Purchase Payments has been recovered tax-free, the full amount of the annuity payments will be taxable. If annuity payments stop due to the death of the Annuitant before the full amount of your Purchase Payments have been recovered, a tax deduction may be allowed for the unrecovered amount.

If your Account Value is reduced to zero but the Annuity remains in force due to a benefit provision, further distributions from the Annuity will be reported as annuity payments, using an exclusion ratio based upon the undistributed purchase payments in the Annuity and the total value of the anticipated future payments until such time as all Purchase Payments have been recovered. Please refer to your Annuity contract for the maximum Annuity Date, also described above.



PARTIAL ANNUITIZATION Effective January 1, 2011, an individual may partially annuitize their non-qualified annuity if the contract so permits. The Small Business Jobs Act of 2010 included a provision which allows for a portion of a non-qualified annuity, endowment or life insurance contract to be annuitized while the balance is not annuitized. The annuitized portion must be paid out over 10 or more years or over the lives of one or more individuals. The annuitized portion of the contract is treated as a separate contract for purposes of determining taxability of the payments under IRC section 72. We do not currently permit partial annuitization.

MEDICARE TAX ON NET INVESTMENT INCOME The Patient Protection and Affordable Care Act, also known as the 2010 Health Care Act, included a new Medicare tax on investment income. This new tax, which is effective in 2013, assesses a 3.8% surtax on the lesser of (1) net investment income or (2) the excess of "modified adjusted gross income" over a threshold amount. The "threshold amount" is $250,000 for married taxpayers filing jointly, $125,000 for married taxpayers filing separately, $200,000 for single taxpayers, and approximately $12,000 for trusts. The taxable portion of payments received as a withdrawal, surrender, annuity payment, death benefit payment or any other actual or deemed distribution under the contract will be considered investment income for purposes of this surtax.

TAX PENALTY FOR EARLY WITHDRAWAL FROM A NONQUALIFIED ANNUITY CONTRACT You may owe a 10% tax penalty on the taxable part of distributions received from your Nonqualified Annuity contract before you attain age 59 1/2. Amounts are not subject to this tax penalty if:

..   the amount is paid on or after you reach age 59 1/2 or die;

..   the amount received is attributable to your becoming disabled;

..   generally the amount paid or received is in the form of substantially equal payments (as defined in the Code) not less frequently than annually (please note that substantially equal payments must continue until the later of reaching age 59 1/2 or 5 years and modification of payments during that time period will result in retroactive application of the 10% tax penalty); or

..   the amount received is paid under an immediate annuity contract (in which annuity payments begin within one year of purchase).

Other exceptions to this tax may apply. You should consult your tax advisor for further details.

SPECIAL RULES IN RELATION TO TAX-FREE EXCHANGES UNDER SECTION 1035

Section 1035 of the Code permits certain tax-free exchanges of a life insurance, annuity or endowment contract for an annuity. Partial surrenders may be treated in the same way as tax-free 1035 exchanges of entire contracts, therefore avoiding current taxation of the partially exchanged amount as well as the 10% tax penalty on pre-age 59 1/2 withdrawals. In Revenue Procedure 2011-38, the IRS has indicated that, for exchanges on or after October 24, 2011, where there is a surrender or distribution from either the initial annuity contract or receiving annuity contract within 180 days of the date on which the partial exchange was completed, the IRS will apply general tax rules to determine the substance and treatment of the original transfer. We strongly urge you to discuss any transaction of this type with your tax advisor before proceeding with the transaction.

If an Annuity is purchased through a tax-free exchange of a life insurance, annuity or endowment contract that was purchased prior to August 14, 1982, then any Purchase Payments made to the original contract prior to August 14, 1982 will be treated as made to the new contract prior to that date. Generally, such pre-August 14, 1982 withdrawals are treated as a recovery of your investment in the contract first until Purchase Payments made before August 14, 1982 are withdrawn. Moreover, income allocable to Purchase Payments made before August 14, 1982, is not subject to the 10% tax penalty.

TAXES PAYABLE BY BENEFICIARIES

The Death Benefit is subject to ordinary income tax to the extent the distribution exceeds the cost basis in the contract.

The value of the Death Benefit, as determined under federal law, is also included in the Owner's estate for federal estate tax purposes. Generally, the same tax rules described above would also apply to amounts received by your Beneficiary. Choosing an option other than a lump sum Death Benefit may defer taxes. Certain minimum distribution requirements apply upon your death, as discussed further below in the Annuity Qualification section. Tax consequences to the Beneficiary vary depending upon the Death Benefit payment option selected. Generally, for payment of the Death Benefit

..   As a lump sum payment: the Beneficiary is taxed in the year of payment on gain in the contract.

..   Within 5 years of death of Owner: the Beneficiary is taxed as amounts are withdrawn (in this case gain is treated as being distributed first).

..   Under an annuity or annuity settlement option with distribution beginning within one year of the date of death of the Owner: the Beneficiary is taxed on each payment (part will be treated as gain and part as return of Purchase Payments).

CONSIDERATIONS FOR CONTINGENT ANNUITANTS: We may allow the naming of a contingent Annuitant when a Nonqualified Annuity contract is held by a pension plan or a tax favored retirement plan, or held by a Custodial Account (as defined earlier in this prospectus). In such a situation, the Annuity may no longer qualify for tax deferral where the Annuity contract continues after the death of the Annuitant. However, tax deferral should be provided instead by the pension plan, tax favored retirement plan, or Custodial Account. We may also allow the naming of a contingent annuitant when a Nonqualified Annuity contract is held by an entity owner when such contracts do not qualify for tax deferral under the current tax law. This does not supersede any benefit language which may restrict the use of the contingent annuitant.

REPORTING AND WITHHOLDING ON DISTRIBUTIONS Taxable amounts distributed from an Annuity are subject to federal and state income tax reporting and withholding. In general, we will withhold federal income tax from the taxable portion of such distribution based on the type of distribution. In the case of an annuity or similar periodic payment, we will withhold as if you are a married individual with three (3) exemptions unless you designate a different withholding status. If no U.S. taxpayer identification number is provided, we will automatically withhold using single with zero exemptions as the default. In the case of all other distributions, we will withhold at a 10% rate. You may generally elect not to have tax withheld from your payments. An election out of withholding must be made on forms that we provide. If you are a U.S. person (including resident alien), and your address of record is a non-U.S. address, we are required to withhold income tax unless you provide us with a U.S. residential address.

State income tax withholding rules vary and we will withhold based on the rules of your State of residence. Special tax rules apply to withholding for nonresident aliens, and we generally withhold income tax for nonresident aliens at a 30% rate. A different withholding rate may be applicable to a nonresident alien based on the terms of an existing income tax treaty between the United States and the nonresident alien's country. Please refer to the discussion below regarding withholding rules for a Qualified Annuity. Regardless of the amount withheld by us, you are liable for payment of federal and state income tax on the taxable portion of annuity distributions. You should consult with your tax advisor regarding the payment of the correct amount of these income taxes and potential liability if you fail to pay such taxes.

ENTITY OWNERS

Where a contract is held by a non-natural person (e.g. a corporation), other than as an agent or nominee for a natural person (or in other limited circumstances), the contract will not be taxed as an annuity and increases in the value of the contract over its cost basis will be subject to tax annually.

Where a contract is issued to a Charitable Remainder Trust (CRT), the contract will not be taxed as an annuity and increases in the value of the contract over its cost basis will be subject to tax annually. As there are charges for the living benefits described elsewhere in this prospectus, and such charges reduce the contract value of the Annuity, trustees of the CRT should discuss with their legal advisors whether election of such living benefits violates their fiduciary duty to the remainder beneficiary.

Where a contract is issued to a trust, and such trust is characterized as a grantor trust under the Code, such contract shall not be considered to be held by a non-natural person and will be subject to the tax reporting and withholding requirements generally applicable to a Nonqualified Annuity. At this time, we will not issue an Annuity to grantor trusts with multiple grantors. At this time, we will not issue an Annuity to a grantor trust where the Grantor is not also the Annuitant. Where a previously issued contract was structured so that it is owned by a grantor trust but the Annuitant is not the grantor, then the contract is required to terminate upon the death of the grantor of the trust if the grantor pre-deceases the Annuitant under Section 72(s) of the Code. Under this circumstance, the contract value will be paid out to the trust and it is not eligible for the Death Benefit provided under the contract.

ANNUITY QUALIFICATION

Diversification And Investor Control. In order to qualify for the tax rules applicable to annuity contracts described above, the assets underlying the Sub-account of an Annuity must be diversified, according to certain rules under the Internal Revenue Code. The Portfolio is required to diversify its investments each quarter so that no more than 55% of the value of its assets is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. Generally, securities of a single issuer are treated as one investment and obligations of each U.S. Government agency and instrumentality (such as the Government National Mortgage Association) are treated as issued by separate issuers. In addition, any security issued, guaranteed or insured (to the extent so guaranteed or insured) by the United States or an instrumentality of the U.S. will be treated as a security issued by the U.S. Government or its instrumentality, where applicable. We believe the Portfolio underlying the variable Investment Option of the Annuity meets these diversification requirements.

An additional requirement for qualification for the tax treatment described above is that we, and not you as the contract Owner, must have sufficient control over the underlying assets to be treated as the Owner of the underlying assets for tax purposes. While we also believe these investor control rules will be met, the Treasury Department may promulgate guidelines under which a variable annuity will not be treated as an annuity for tax purposes if persons with ownership rights have excessive control over the investments underlying such variable annuity. It is unclear whether such guidelines, if in fact promulgated, would have retroactive effect. It is also unclear what effect, if any, such guidelines might have on transfers between the Investment Options offered pursuant to this prospectus. We reserve the right to take any action, including modifications to your Annuity or the Investment Options, required to comply with such guidelines if promulgated. Any such changes will apply uniformly to affected Owners and will be made with such notice to affected Owners as is feasible under the circumstances.

Required Distributions Upon Your Death for Nonqualified Annuity Contracts. Upon your death, certain distributions must be made under the contract. The required distributions depend on whether you die before you start taking annuity payments under the contract or after you start taking annuity payments under the contract. If you die on or after the Annuity Date, the remaining portion of the interest in the contract must be distributed at least as rapidly as under the method of distribution being used as of the date of death. If you die before the Annuity Date, the entire interest in the contract must be distributed within 5 years after the date of death, or as periodic payments over a period not extending beyond the life or life expectancy of the designated Beneficiary (provided such payments begin within one year of your death). Your designated Beneficiary is the person to whom benefit rights under the contract pass by reason of death, and must be a natural person in order to elect a periodic payment option based on life expectancy or a period exceeding five years. Additionally, if the Annuity is payable to (or for the benefit of) your surviving spouse, that portion of the contract may be continued with your spouse as the Owner. For Nonqualified annuity contracts owned by a non-natural person, the required distribution rules apply upon the death of the Annuitant. This means that for a contract held by a non-natural person (such as a trust) for which there is named a co-annuitant, then such required distributions will be triggered by the death of the first co-annuitant to die.

Changes In Your Annuity. We reserve the right to make any changes we deem necessary to assure that your Annuity qualifies as an annuity contract for tax purposes. Any such changes will apply to all contract Owners and you will be given notice to the extent feasible under the circumstances.

QUALIFIED ANNUITY CONTRACTS

IN GENERAL, AS USED IN THIS PROSPECTUS, A QUALIFIED ANNUITY IS AN ANNUITY CONTRACT WITH APPLICABLE ENDORSEMENTS FOR A TAX-FAVORED PLAN OR A NONQUALIFIED ANNUITY CONTRACT HELD BY A TAX-FAVORED RETIREMENT PLAN.

The following is a general discussion of the tax considerations for Qualified Annuity contracts. This Annuity may or may not be available for all types of the tax-favored retirement plans discussed below. This discussion assumes that you have satisfied the eligibility requirements for any tax-favored retirement plan. Please consult your Financial Professional prior to purchase to confirm if this contract is available for a particular type of tax-favored retirement plan or whether we will accept the type of contribution you intend for this contract.

A Qualified annuity may typically be purchased for use in connection with:

..   Individual retirement accounts and annuities (IRAs), including inherited
    IRAs (which we refer to as a Beneficiary IRA), which are subject to Sections 408(a) and 408(b) of the Code;

..   Roth IRAs, including inherited Roth IRAs (which we refer to as a
    Beneficiary Roth IRA) under Section 408A of the Code;

..   A corporate Pension or Profit-sharing plan (subject to 401(a) of the Code);

..   H.R. 10 plans (also known as Keogh Plans, subject to 401(a) of the Code);

..   Tax Sheltered Annuities (subject to 403(b) of the Code, also known as Tax
    Deferred Annuities or TDAs);

..   Section 457 plans (subject to 457 of the Code).

A Nonqualified annuity may also be purchased by a 401(a) trust or custodial IRA or Roth IRA account, or a Section 457 plan, which can hold other permissible assets. The terms and administration of the trust or custodial account or plan in accordance with the laws and regulations for 401(a) plans, IRAs or Roth IRAs, or a Section 457 plan, as applicable, are the responsibility of the applicable trustee or custodian.

You should be aware that tax favored plans such as IRAs generally provide income tax deferral regardless of whether they invest in annuity contracts. This means that when a tax favored plan invests in an annuity contract, it generally does not result in any additional tax benefits (such as income tax deferral and income tax free transfers).

TYPES OF TAX-FAVORED PLANS

IRAS. If you buy an Annuity for use as an IRA, we will provide you a copy of the prospectus and contract. The "IRA Disclosure Statement" and "Roth IRA Disclosure Statement" which accompany the prospectus contain information about eligibility, contribution limits, tax particulars, and other IRA information. In addition to this information (some of which is summarized below), the IRS requires that you have a "Free Look" after making an initial contribution to the contract. During this time, you can cancel the Annuity by notifying us in writing, and we will refund all of the Purchase Payments under the Annuity (or, if provided by applicable state law, the amount credited under the Annuity, if greater), less any applicable federal and state income tax withholding.

CONTRIBUTIONS LIMITS/ROLLOVERS. Subject to the minimum Purchase Payment requirements of an Annuity, you may purchase an Annuity for an IRA in connection with a "rollover" of amounts from a qualified retirement plan, as a transfer from another IRA, or in conjunction with a rollover or transfer, by making a contribution consisting of your IRA contributions and catch-up contributions, if applicable, attributable to the prior year during the period from January 1 to April 15 (or the applicable due date of your federal income tax return, without extension), or as a current year contribution. In 2012 the contribution limit is $5,000, increasing to $5,500 in 2013. The contribution amount is indexed for inflation. The tax law also provides for a catch-up provision for individuals who are age 50 and above, allowing these individuals an additional $1,000 contribution each year. The catch-up amount is not indexed for inflation.

The "rollover" rules under the Code are fairly technical; however, an individual (or his or her surviving spouse) may generally "roll over" certain distributions from tax favored retirement plans (either directly or within 60 days from the date of these distributions) if he or she meets the requirements for distribution. Once you buy an Annuity, you can make regular IRA contributions under the Annuity (to the extent permitted by law). However, if you make such regular IRA contributions, you should note that you will not be able to treat the contract as a "conduit IRA", which means that you will not retain possible favorable tax treatment if you subsequently "roll over" the contract funds originally derived from a qualified retirement plan or TDA into another Section 401(a) plan or TDA.

In some circumstances, non-spouse Beneficiaries may roll over to an IRA amounts due from qualified plans, 403(b) plans, and governmental 457(b) plans. However, the rollover rules applicable to non-spouse Beneficiaries under the Code are more restrictive than the rollover rules applicable to Owner/participants and spouse Beneficiaries. Generally, non-spouse Beneficiaries may roll over distributions from tax favored retirement plans only as a direct rollover, and if permitted by the plan. Under the Worker, Retiree and Employer Recovery Act of 2008, employer retirement plans are required to permit non-spouse Beneficiaries to roll over funds to an inherited IRA for plan years beginning after December 31, 2009. An inherited IRA must be directly rolled over from the employer plan or transferred from an IRA and must be titled in the name of the deceased (i.e., John Doe deceased for the benefit of Jane Doe). No additional contributions can be made to an inherited IRA.

Required Provisions. Contracts that are IRAs (or endorsements that are part of the contract) must contain certain provisions:

..   You, as Owner of the contract, must be the "Annuitant" under the contract
    (except in certain cases involving the division of property under a decree of divorce);

..   Your rights as Owner are non-forfeitable;

..   You cannot sell, assign or pledge the contract;

..   The annual contribution you pay cannot be greater than the maximum amount allowed by law, including catch-up contributions if applicable (which does not include any rollover amounts);

..   The date on which required minimum distributions must begin cannot be later than April 1st of the calendar year after the calendar year you turn age
    70 1/2; and

..   Death and annuity payments must meet "required minimum distribution" rules described below.

Usually, the full amount of any distribution from an IRA (including a distribution from this contract) which is not a rollover is taxable. As taxable income, these distributions are subject to the general tax withholding rules described earlier regarding a Nonqualified Annuity. In addition to this normal tax liability, you may also be liable for the following, depending on your actions:

..   A 10% early withdrawal penalty described below;

..   Liability for "prohibited transactions" if you, for example, borrow against the value of an IRA; or

..   Failure to take a required minimum distribution, also described below.

SEPs. SEPs are a variation on a standard IRA, and contracts issued to a SEP must satisfy the same general requirements described under IRAs (above). There are, however, some differences:

..   If you participate in a SEP, you generally do not include in income any employer contributions made to the SEP on your behalf up to the lesser of
    (a) $51,000 in 2013 ($50,000 in 2012) or (b) 25% of your taxable compensation paid by the contributing employer (not including the employer's SEP contribution as compensation for these purposes). However, for these purposes, compensation in excess of certain limits established by the IRS will not be considered. In 2013, this limit is $255,000 ($250,000 for 2012);

..   SEPs must satisfy certain participation and nondiscrimination requirements not generally applicable to IRAs; and

..   SEPs that contain a salary reduction or "SARSEP" provision prior to 1997 may permit salary deferrals up to $17,500 in 2013 with the employer making these contributions to the SEP. However, no new "salary reduction" or "SARSEPs" can be established after 1996. Individuals participating in a SARSEP who are age 50 or above by the end of the year will be permitted to contribute an additional $5,500 in 2013. These amounts are indexed for inflation. Not all Annuities issued by us are available for SARSEPs. You will also be provided the same information, and have the same "Free Look" period, as you would have if you purchased the contract for a standard IRA.

ROTH IRAs. The "Roth IRA Disclosure Statement" contains information about eligibility, contribution limits, tax particulars and other Roth IRA information. Like standard IRAs, income within a Roth IRA accumulates tax-free, and contributions are subject to specific limits. Roth IRAs have, however, the following differences:

..   Contributions to a Roth IRA cannot be deducted from your gross income;

..   "Qualified distributions" from a Roth IRA are excludable from gross income.
    A "qualified distribution" is a distribution that satisfies two requirements: (1) the distribution must be made (a) after the Owner of the IRA attains age 59 1/2; (b) after the Owner's death; (c) due to the Owner's disability; or (d) for a qualified first time homebuyer distribution within the meaning of Section 72(t)(2)(F) of the Code; and (2) the distribution must be made in the year that is at least five tax years after the first year for which a contribution was made to any Roth IRA established for the Owner or five years after a rollover, transfer, or conversion was made from a traditional IRA to a Roth IRA. Distributions from a Roth IRA that are not qualified distributions will be treated as made first from contributions and then from earnings and earnings will be taxed generally in the same manner as distributions from a traditional IRA.

..   If eligible (including meeting income limitations and earnings requirements), you may make contributions to a Roth IRA after attaining age 70 1/2, and distributions are not required to begin upon attaining such age or at any time thereafter.

Subject to the minimum Purchase Payment requirements of an Annuity, you may purchase an Annuity for a Roth IRA in connection with a "rollover" of amounts of another traditional IRA, SEP, SIMPLE-IRA, employer sponsored retirement plan (under sections 401(a) or 403(b) of the Code) or Roth IRA; or, if you meet certain income limitations, in conjunction with a rollover or transfer, by making a contribution consisting of your Roth IRA contributions and catch-up contributions, if applicable, attributable to the prior year during the period from January 1 to April 15 (or the applicable due date of your federal income tax return, without extension), or as a current year contribution. The Code permits persons who receive certain qualifying distributions from such non-Roth IRAs, to directly rollover or make, within 60 days, a "rollover" of all or any part of the amount of such distribution to a Roth IRA which they establish. The conversion of non-Roth accounts triggers current taxation (but is not subject to a 10% early distribution penalty). Once an Annuity has been purchased, regular Roth IRA contributions will be accepted to the extent permitted by law. In addition, an individual receiving an eligible rollover distribution from a designated Roth account under an employer plan may roll over the distribution to a Roth IRA even if the individual is not eligible to make regular contributions to a Roth IRA. Non-spouse Beneficiaries receiving a distribution from an employer sponsored retirement plan under sections 401(a) or 403(b) of the Code can also directly roll over eligible rollover distributions to a Roth IRA. However, it is our understanding of the Code that non-spouse Beneficiaries cannot "rollover" benefits from a traditional IRA to a Roth IRA.

TDAs. In general, you may own a Tax Deferred Annuity (also known as a TDA, Tax Sheltered Annuity (TSA), 403(b) plan or 403(b) annuity) if you are an employee of a tax-exempt organization (as defined under Code Section 501(c)(3)) or a public educational organization, and you may make contributions to a TDA so long as your employer maintains such a plan and your rights to the annuity are non-forfeitable. Contributions to a TDA, and any earnings, are not taxable until distribution. You may also make contributions to a TDA under a salary reduction agreement, generally up to a maximum of $17,500 in 2013. Individuals participating in a TDA who are age 50 or above by the end of the year will be permitted to contribute an additional $5,500 in 2013. This amount is indexed for inflation. Further, you may roll over TDA amounts to another TDA or an IRA. You may also roll over TDA amounts to a qualified retirement plan, a SEP and a 457 government plan. A contract may generally only qualify as a TDA if distributions of salary deferrals (other than "grandfathered" amounts held as of December 31, 1988) may be made only on account of:

..   Your attainment of age 59 1/2;

..   Your severance of employment;

..   Your death;

..   Your total and permanent disability; or

..   Hardship (under limited circumstances, and only related to salary deferrals, not including earnings attributable to these amounts).

In any event, you must begin receiving distributions from your TDA by April 1st of the calendar year after the calendar year you turn age 70 1/2 or retire, whichever is later. These distribution limits do not apply either to transfers or exchanges of investments under the contract, or to any "direct transfer" of your interest in the contract to another employer's TDA plan or mutual fund "custodial account" described under Code Section 403(b)(7). Employer contributions to TDAs are subject to the same general contribution, nondiscrimination, and minimum participation rules applicable to "qualified" retirement plans.

CAUTION: Under IRS regulations we can accept contributions, transfers and rollovers only if we have entered into an information sharing agreement, or its functional equivalent, with the applicable employer or its agent. In addition, in order to comply with the regulations, we will only process certain transactions (e.g., transfers, withdrawals, hardship distributions and, if applicable, loans) with employer approval. This means that if you request one of these transactions we will not consider your request to be in Good Order, and will not therefore process the transaction, until we receive the employer's approval in written or electronic form.

REQUIRED MINIMUM DISTRIBUTIONS AND PAYMENT OPTIONS If you hold the contract under an IRA (or other tax-favored plan), required minimum distribution rules must be satisfied. This means that generally payments must start by April 1 of the year after the year you reach age 70 1/2 and must be made for each year thereafter. For a TDA or a 401(a) plan for which the participant is not a greater than 5% Owner of the employer, this required beginning date can generally be deferred to retirement, if later. Roth IRAs are not subject to these rules during the Owner's lifetime. The amount of the payment must at least equal the minimum required under the IRS rules. Several choices are available for calculating the minimum amount. More information on the mechanics of this calculation is available on request. Please contact us at a reasonable time before the IRS deadline so that a timely distribution is made. Please note that there is a 50% tax penalty on the amount of any required minimum distribution not made in a timely manner. Required minimum distributions are calculated based on the sum of the Account Value and the actuarial value of the living and death benefits riders that you have purchased under the contract. As a result, the required minimum distributions may be larger than if the calculation were based on the Account Value only, which may in turn result in an earlier (but not before the required beginning date) distribution of amounts under the Annuity and an increased amount of taxable income distributed to the Annuity Owner, and a reduction of payments under the living and death benefit riders. You can use the Minimum Distribution option to satisfy the required minimum distribution rules for the Annuity without either beginning annuity payments or surrendering the Annuity. We will distribute to you the required minimum distribution amount, less any other partial withdrawals that you made during the year. Such amount will be based on the value of the contract as of December 31 of the prior year, but is determined without regard to other contracts you may own.

Although the IRS rules determine the required amount to be distributed from your IRA each year, certain payment alternatives are still available to you. If you own more than one IRA, you can choose to satisfy your minimum distribution requirement for each of your IRAs by withdrawing that amount from any of your IRAs. If you inherit more than one IRA or more than one Roth IRA from the same Owner, similar rules apply.

CHARITABLE IRA DISTRIBUTIONS.

The Pension Protection Act of 2006 included a charitable giving incentive permitting tax-free IRA distributions for charitable purposes. The American Taxpayer Relief Act extended this provision until the end of 2013

For distributions in tax years beginning after 2005 and before 2014, the Act provides an exclusion from gross income, up to $100,000 for otherwise taxable IRA distributions from a traditional or Roth IRA that are qualified charitable distributions. To constitute a qualified charitable distribution, the distribution must be made (1) directly by the IRA trustee to certain qualified charitable organizations and (2) on or after the date the IRA owner attains age 70 1/2. Special transition rules related to retroactive extension of this tax law provision permitted different distribution treatment for Charitable IRA distributions made by January 31, 2013. Distributions that are excluded from income under this provision are not taken into account in determining the individual's deductions, if any, for charitable contributions. The IRS has indicated that an IRA trustee is not responsible for determining whether a distribution to a charity is one that satisfies the requirements for the new income tax exclusion added by the Pension Protection Act. As a result the general rules for reporting IRA distributions apply.

REQUIRED DISTRIBUTIONS UPON YOUR DEATH FOR QUALIFIED ANNUITY CONTRACTS Upon your death under an IRA, Roth IRA, 403(b) or other employer sponsored plan, the designated Beneficiary may generally elect to continue the contract and receive required minimum distributions under the contract instead of receiving the Death Benefit in a single payment. The available payment options will depend on whether you die before the date required minimum distributions under the Code were to begin, whether you have named a designated Beneficiary and whether that Beneficiary is your surviving spouse.

..   If you die after a designated Beneficiary has been named, the Death Benefit must be distributed by December 31st of the year including the five year anniversary of the date of death, or as periodic payments not extending beyond the life or life expectancy of the designated Beneficiary (as long as payments begin by December 31st of the year following the year of death). However, if your surviving spouse is the Beneficiary, the Death Benefit can be paid out over the life or life expectancy of your spouse with such payments beginning no later than December 31st of the year following the year of death or December 31st of the year in which you would have reached age 70 1/2, whichever is later. Additionally, if the contract is payable to (or for the benefit of) your surviving spouse as sole primary beneficiary, the contract may be continued with your spouse as the Owner.

..   If you die before a designated Beneficiary is named and before the date required minimum distributions must begin under the Code, the Death Benefit must be paid out by December 31st of the year including the five year anniversary of the date of death. For contracts where multiple Beneficiaries have been named and at least one of the Beneficiaries does not qualify as a designated Beneficiary and the account has not been divided into separate accounts by December 31st of the year following the year of death, such contract is deemed to have no designated Beneficiary. A designated Beneficiary may elect to apply the rules for no designated Beneficiary if those would provide a smaller payment requirement.

..   If you die before a designated Beneficiary is named and after the date required minimum distributions must begin under the Code, the Death Benefit must be paid out at least as rapidly as under the method then in effect. For contracts where multiple Beneficiaries have been named and at least one of the Beneficiaries does not qualify as a designated Beneficiary and the account has not been divided into separate accounts by December 31st of the year following the year of death, such contract is deemed to have no designated Beneficiary. A designated Beneficiary may elect to apply the rules for no designated Beneficiary if those would provide a smaller payment requirement.

A Beneficiary has the flexibility to take out more each year than mandated under the required minimum distribution rules. Until withdrawn, amounts in a Qualified Annuity contract continue to be tax deferred. Amounts withdrawn each year, including amounts that are required to be withdrawn under the required minimum distribution rules, are subject to tax. You may wish to consult a professional tax advisor for tax advice as to your particular situation.

For a Roth IRA, if death occurs before the entire interest is distributed; the Death Benefit must be distributed under the same rules applied to IRAs where death occurs before the date required minimum distributions must begin under the Code.

TAX PENALTY FOR EARLY WITHDRAWALS FROM QUALIFIED ANNUITY CONTRACTS You may owe a 10% tax penalty on the taxable part of distributions received from an IRA, SEP, Roth IRA, TDA or qualified retirement plan before you attain age 59 1/2. Amounts are not subject to this tax penalty if:

..   the amount is paid on or after you reach age 59 1/2 or die;

..   the amount received is attributable to your becoming disabled; or

..   generally the amount paid or received is in the form of substantially equal payments (as defined in the Code) not less frequently than annually.
    (Please note that substantially equal payments must continue until the later of reaching age 59 1/2 or 5 years. Modification of payments or additional contributions to the contract during that time period will result in retroactive application of the 10% tax penalty.)

Other exceptions to this tax may apply. You should consult your tax advisor for further details.

WITHHOLDING

We will withhold federal income tax at the rate of 20% for any eligible rollover distribution paid by us to or for a plan participant, unless such distribution is "directly" rolled over into another qualified plan, IRA (including the IRA variations described above), SEP, 457 government plan or TDA. An eligible rollover distribution is defined under the tax law as a distribution from an employer plan under 401(a), a TDA or a 457 governmental plan, excluding any distribution that is part of a series of substantially equal payments (at least annually) made over the life expectancy of the employee or the joint life expectancies of the employee and his designated Beneficiary, any distribution made for a specified period of 10 years or more, any distribution that is a required minimum distribution and any hardship distribution. Regulations also specify certain other items which are not considered eligible rollover distributions. We will not withhold for payments made from trustee owned contracts or for payments under a 457 plan. For all other distributions, unless you elect otherwise, we will withhold federal income tax from the taxable portion of such distribution at an appropriate percentage. The rate of withholding on annuity payments where no mandatory withholding is required is determined on the basis of the withholding certificate that you file with us. If you do not file a certificate, we will automatically withhold federal taxes on the following basis:

..   For any annuity payments not subject to mandatory withholding, you will have taxes withheld by us as if you are a married individual, with 3 exemptions

..   If no U.S. taxpayer identification number is provided, we will automatically withhold using single with zero exemptions as the default; and

..   For all other distributions, we will withhold at a 10% rate.

We will provide you with forms and instructions concerning the right to elect that no amount be withheld from payments in the ordinary course. However, you should know that, in any event, you are liable for payment of federal income taxes on the taxable portion of the distributions, and you should consult with your tax advisor to find out more information on your potential liability if you fail to pay such taxes. There may be additional state income tax withholding requirements.

ERISA REQUIREMENTS

ERISA (the "Employee Retirement Income Security Act of 1974") and the Code prevent a fiduciary and other "parties in interest" with respect to a plan (and, for these purposes, an IRA would also constitute a "plan") from receiving any benefit from any party dealing with the plan, as a result of the sale of the contract. Administrative exemptions under ERISA generally permit the sale of insurance/annuity products to plans, provided that certain information is disclosed to the person purchasing the contract. This information has to do primarily with the fees, charges, discounts and other costs related to the contract, as well as any commissions paid to any agent selling the contract. Information about any applicable fees, charges, discounts, penalties or adjustments may be found in the applicable sections of this prospectus. Information about sales representatives and commissions may be found in the sections of this prospectus addressing distribution of the Annuity.

Other relevant information required by the exemptions is contained in the contract and accompanying documentation. Please consult with your tax advisor if you have any questions about ERISA and these disclosure requirements.

SPOUSAL CONSENT RULES FOR RETIREMENT PLANS - QUALIFIED CONTRACTS If you are married at the time your payments commence, you may be required by federal law to choose an income option that provides survivor annuity income to your spouse, unless your spouse waives that right. Similarly, if you are married at the time of your death, federal law may require all or a portion of the Death Benefit to be paid to your spouse, even if you designated someone else as your Beneficiary. A brief explanation of the applicable rules follows. For more information, consult the terms of your retirement arrangement.

DEFINED BENEFIT PLANS AND MONEY PURCHASE PENSION PLANS.

If you are married at the time your payments commence, federal law requires that benefits be paid to you in the form of a "qualified joint and survivor annuity" (QJSA), unless you and your spouse waive that right, in writing. Generally, this means that you will receive a reduced payment during your life and, upon your death, your spouse will receive at least one-half of what you were receiving for life. You may elect to receive another income option if your spouse consents to the election and waives his or her right to receive the QJSA. If your spouse consents to the alternative form of payment, your spouse may not receive any benefits from the plan upon your death. Federal law also requires that the plan pay a Death Benefit to your spouse if you are married and die before you begin receiving your benefit. This benefit must be available in the form of an annuity for your spouse's lifetime and is called a "qualified pre-retirement survivor annuity" (QPSA). If the plan pays Death Benefits to other Beneficiaries, you may elect to have a Beneficiary other than your spouse receive the Death Benefit, but only if your spouse consents to the election and waives his or her right to receive the QPSA. If your spouse consents to the alternate Beneficiary, your spouse will receive no benefits from the plan upon your death. Any QPSA waiver prior to your attaining age 35 will become null and void on the first day of the calendar year in which you attain age 35, if still employed.

DEFINED CONTRIBUTION PLANS (INCLUDING 401(K) PLANS AND ERISA 403(B) ANNUITIES). Spousal consent to a distribution is generally not required. Upon your death, your spouse will receive the entire Death Benefit, even if you designated someone else as your Beneficiary, unless your spouse consents in writing to waive this right. Also, if you are married and elect an annuity as a periodic income option, federal law requires that you receive a QJSA (as described above), unless you and your spouse consent to waive this right.

IRAS, NON-ERISA 403(B) ANNUITIES, AND 457 PLANS.

Spousal consent to a distribution usually is not required. Upon your death, any Death Benefit will be paid to your designated Beneficiary.

GIFTS AND GENERATION-SKIPPING TRANSFERS

If you transfer your contract to another person for less than adequate consideration, there may be gift tax consequences in addition to income tax consequences. Also, if you transfer your contract to a person two or more generations younger than you (such as a grandchild or grandniece) or to a person that is more than 37 1/2 years younger than you, there may be generation-skipping transfer tax consequences.

ADDITIONAL INFORMATION

For additional information about federal tax law requirements applicable to IRAs and Roth IRAs, see the IRA Disclosure Statement or Roth IRA Disclosure Statement, as applicable.

                               OTHER INFORMATION

PRUCO LIFE AND THE SEPARATE ACCOUNT

PRUCO LIFE. Pruco Life Insurance Company (Pruco Life) is a stock life insurance company organized in 1971 under the laws of the State of Arizona. It is licensed to sell life insurance and annuities in the District of Columbia, Guam and in all states except New York. Pruco Life is a wholly-owned subsidiary of The Prudential Insurance Company of America (Prudential), a New Jersey stock life insurance company that has been doing business since 1875. Prudential is an indirect wholly-owned subsidiary of Prudential Financial, Inc. (Prudential Financial), a New Jersey insurance holding company. No company other than Pruco Life has any legal responsibility to pay amounts that it owes under its annuity contracts. Among other things, this means that where you participate in the Defined Income Benefit and the value of that benefit exceeds your current Account Value, you would rely solely on the ability of Pruco Life to make payments under the benefit out of its own assets. As Pruco Life's ultimate parent, Prudential Financial, however, exercises significant influence over the operations and capital structure of Pruco Life.

Pruco Life will provide to each person, including any beneficial Owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference into the prospectus but not delivered with the prospectus. Such information will be provided upon written or oral request at no cost to the requester by writing to Pruco Life Insurance Company, One Corporate Drive, Shelton, CT 06484 or by calling 800-752-6342. Pruco Life files periodic reports as required under the Exchange Act. The public may read and copy any materials that Pruco Life files with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 202-551-8090. The SEC maintains an Internet site that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC (see http://www.sec.gov). Our internet address is http://www.prudentialannuities.com.

Pruco Life conducts the bulk of its operations through staff employed by it or by affiliated companies within the Prudential Financial family. Certain discrete functions have been delegated to non-affiliates that could be deemed "service providers" or "administrators" under the Investment Company Act of 1940. The entities engaged by Pruco Life may change over time. As of December 31, 2011, non-affiliated entities that could be deemed service providers to Pruco Life and/or another insurer within the Prudential Annuities business unit consisted of the following: Alliance-One Services Inc. (administration of variable life policies) located at 55 Hartland Street, East Hartford CT 06108, Ascensus (qualified plan administrator) located at 200 Dryden Road, Dresher, PA 19025, Alerus Retirement Solutions (qualified plan administrator), State Street Financial Center One, Lincoln Street, Boston, MA 02111, Aprimo (fulfillment of marketing materials), 510 East 96th Street, Suite 300, Indianapolis, IN 46240, Aplifi (order entry systems provider) located at 555 SW 12th Ave, Suite 202, Pompano Beach, FL 33069, Broadridge Investor Communication Solutions, Inc. (proxy tabulation services), 51 Mercedes Way, Edgewood, NY 11717, Consona (maintenance and storage of administrative documents), 333 Allegheny Avenue, Suite 301 North, Oakmont, PA 15139-2066, Depository Trust & Clearing Corporation (clearing and settlement services), 55 Water Street, 26th Floor, New York, NY 10041, DG3 North America, Inc. (proxy and prospectus printing and mailing services), 100 Burma Road, Jersey City, NJ 07305, DST Systems, Inc. (clearing and settlement services), 4900 Main, 7th Floor, Kansas City, MO 64112, EBIX, Inc. (order-entry system), 5 Concourse Parkway, Suite 3200, Atlanta, GA 30328, ExlService Holdings, Inc., (administration of annuity contracts), 350 Park Avenue, 10th Floor, New York, NY 10022, Diversified Information Technologies Inc. (records management), 123 Wyoming Avenue, Scranton, PA 18503, Fiserv (composition, printing and mailing of confirmation and quarterly statements), 881 Main Street, Manchester, CT 06040, Fosdick Fulfillment Corp. (fulfillment of prospectuses and marketing materials), 26 Barnes Industrial Park Road, North Wallingford, CT 06492, Insurance Technologies (annuity illustrations), 38120 Amrhein Ave., Livonia, MI 48150, Morningstar Associates LLC (asset allocation recommendations) , 225 West Wacker Drive Chicago, IL 60606, National Financial Services (clearing and settlement services), NEPS, LLC (composition, printing, and mailing of contracts and benefit documents), 12 Manor Parkway, Salem, NJ 03079, Pershing LLC (order-entry systems provider), One Pershing Plaza, Jersey City, NJ 07399, RR Donnelley Receivables, Inc. (printing annual reports and prospectuses), 111 South Wacker Drive, Chicago, IL 60606-4301, Skywire Software (composition, printing, and mailing of contracts and benefit documents), 150 Post Street, Suite 500, San Francisco, CA 94108, VG Reed & Sons, Inc. (printing and fulfillment of annual reports), 1002 South 12th Street, Louisville, KY 40210, William B. Meyer (printing and fulfillment of prospectuses and marketing materials), 255 Long Beach Boulevard, Stratford, CT 06615, Right Now Technologies (business information repository), 136 Enterprise Blvd, Bozeman, MT 59718, The Harty Press (print vendor for client communications) 25 James Street, New Haven, CT 06513.

THE SEPARATE ACCOUNT. We have established a Separate Account, the Pruco Life Flexible Premium Variable Annuity Account (Separate Account), to hold the assets that are associated with the variable annuity contracts. The Separate Account was established under Arizona law on June 16, 1995, and is registered with the SEC under the Investment Company Act of 1940 as a unit investment trust, which is a type of investment company. The assets of the Separate
Account are held in the name of Pruco Life and legally belong to us. These assets are kept separate from all of our other assets and may not be charged with liabilities arising out of any other business we may conduct. Income, gains, and losses, whether or not realized, for assets allocated to the Separate Account are, in accordance with the Annuity, credited to or charged against the Separate Account without regard to other income, gains, or losses of

Pruco Life. The obligations under the Annuity are those of Pruco Life, which is the issuer of the Annuity and the depositor of the Separate Account. More detailed information about Pruco Life, including its audited consolidated financial statements, is provided in the Statement of Additional Information.


We may offer new Sub-accounts, eliminate Sub-accounts (provided there is at least one Sub-account available), or combine Sub-accounts at our sole discretion. We may also close Sub-accounts to additional Purchase Payments on existing Annuities. We will first notify you and receive any necessary SEC and/or state approval before making such a change. If an underlying mutual fund is liquidated, we will ask you to reallocate any amount in the liquidated fund. If you do not reallocate these amounts, we will reallocate such amounts only in accordance with guidance provided by the SEC or its staff (or after obtaining an order from the SEC, if required). If in the future we make two or more Investment Options available under the Annuity, we reserve the right to substitute underlying portfolios, as allowed by applicable law. If we make a fund substitution or change, we may change the Annuity to reflect the substitution or change. We do not control the underlying mutual funds, so we cannot guarantee that any of those funds will always be available.


SERVICE FEES PAYABLE TO PRUCO LIFE

Pruco Life and/or our affiliates may receive substantial and varying administrative service payments and "revenue sharing" payments from the Portfolio or related parties. Administrative services payments compensate us for providing administrative services with respect to Annuity Owners invested indirectly in the Portfolio, which include duties such as recordkeeping shareholder services, and the mailing of periodic reports. The administrative services fees we receive from affiliates originate from the assets of the Portfolio itself and/or the assets of the Portfolio's investment advisor. In recognition of the administrative services provided by the relevant affiliated insurance companies, the investment advisor to the Portfolio also may make "revenue sharing" payments to such affiliated insurance companies. In any case, the existence of these payments tends to increase the overall cost of investing in the Portfolio. These payments benefit us financially.

We collect these payments and fees under agreements between us and the Portfolio's principal underwriter, transfer agent, investment advisor and/or other entities related to the Portfolio.

With respect to administrative services fees, the fee (as of the date of this prospectus) that we expect to receive is equal to 0.40 of the average assets allocated to the Portfolio under the Annuity. We expect to make a profit on these fees.

In addition, the investment advisor, sub-advisor or distributor of the Portfolio may also compensate us by providing reimbursement, defraying the costs of, or paying directly for, among other things, marketing and/or administrative services and/or other services they provide in connection with the Annuity. These services may include, but are not limited to: sponsoring or co-sponsoring various promotional, educational or marketing meetings and seminars attended by distributors, wholesalers, and/or broker dealer firms' registered representatives, and creating marketing material discussing the contract, available options, and the Portfolio. The amounts paid depend on the nature of the meetings, the number of meetings attended by the advisor, sub-advisor, or distributor, the number of participants and attendees at the meetings, the costs expected to be incurred, and the level of the advisor's, sub-advisor's or distributor's participation. These payments or reimbursements may not be offered by all advisors, sub-advisors, or distributors, and the amounts of such payments may vary between and among each advisor, sub-advisor, and distributor depending on their respective participation.

LEGAL STRUCTURE OF THE UNDERLYING FUND

The underlying mutual fund is registered as an open-end management investment company under the Investment Company Act of 1940. Shares of the underlying mutual fund Portfolio are sold to Separate Accounts of life insurance companies offering variable annuity and variable life insurance products. The shares may also be sold directly to qualified pension and retirement plans.

VOTING RIGHTS

We are the legal owner of the shares of the underlying mutual fund in which the Sub-account invests. However, under current SEC rules, you have voting rights in relation to Account Value maintained in the Sub-account. If an underlying mutual fund portfolio requests a vote of shareholders, we will vote our shares based on instructions received from Owners with Account Value allocated to the Sub-account. Owners have the right to vote an amount equal to the number of shares attributable to their contracts. If we do not receive voting instructions in relation to certain shares, we will vote those shares in the same manner and proportion as the shares for which we have received instructions. This voting procedure is sometimes referred to as "mirror voting" because, as indicated in the immediately preceding sentence, we mirror the votes that are actually cast, rather than decide on our own how to vote. We will also "mirror vote" shares that are owned directly by us or an affiliate (excluding shares held in the separate account of an affiliated insurer). In addition, because all the shares of a given mutual fund held within our Separate Account are legally owned by us, we intend to vote all of such shares when that underlying fund seeks a vote of its shareholders. As such, all such shares will be counted towards whether there is a quorum at the underlying fund's shareholder meeting and towards the ultimate outcome of the vote. Thus, under "mirror voting", it is possible that the votes of a small percentage of contract holders who actually vote will determine the ultimate outcome. We will furnish those Owners who have Account Value allocated to the Sub-account whose underlying mutual fund portfolio has requested a "proxy" vote with proxy materials and the necessary forms to provide us with their voting instructions. Generally, you will be asked to provide instructions for us to vote on matters such as changes in a fundamental investment strategy, adoption of a new investment advisory agreement, or matters relating to the structure of the underlying mutual fund that require a vote of shareholders. We reserve the right to change the voting procedures described above if applicable SEC rules change.

Advanced Series Trust (the "Trust") has obtained an exemption from the Securities and Exchange Commission that permits its co-investment advisers, AST Investment Services, Inc. and Prudential Investments LLC, subject to approval by the Board of Trustees of the Trust, to change sub-advisors for the Portfolio and to enter into new sub-advisory agreements, without obtaining shareholder approval of the changes. This exemption (which is similar to exemptions granted to other investment companies that are organized in a similar manner as the Trust) is intended to facilitate the efficient supervision and management of the sub-advisors by AST Investment Services, Inc., Prudential Investments LLC and the Trustees. The Trust is required, under the terms of the exemption, to provide certain information to shareholders following these types of changes. We may add new Sub-accounts that invest in a series of underlying funds other than the Trust. Such series of funds may have a similar order from the SEC.

MATERIAL CONFLICTS

It is possible that differences may occur between companies that offer shares of an underlying mutual fund portfolio to their respective Separate Accounts issuing variable annuities and/or variable life insurance products. Differences may also occur surrounding the offering of an underlying mutual fund portfolio to variable life insurance policies and variable annuity contracts that we offer. Under certain circumstances, these differences could be considered "material conflicts", in which case we would take necessary action to protect persons with voting rights under our variable annuity contracts and variable life insurance policies against persons with voting rights under other insurance companies' variable insurance products. If a "material conflict" were to arise between Owners of variable annuity contracts and variable life insurance policies issued by us we would take necessary action to treat such persons equitably in resolving the conflict. "Material conflicts" could arise due to differences in voting instructions between Owners of variable life insurance and variable annuity contracts of the same or different companies. We monitor any potential conflicts that may exist.

CONFIRMATIONS, STATEMENTS, AND REPORTS

We send any statements and reports required by applicable law or regulation to you at your last known address of record. You should therefore give us prompt notice of any address change. We reserve the right, to the extent permitted by law and subject to your prior consent, to provide any prospectus, prospectus supplements, confirmations, statements and reports required by applicable law or regulation to you through our Internet Website at www.prudentialannuities.com or any other electronic means, including diskettes or CD ROMs. We generally send a confirmation statement to you each time a financial transaction is made affecting Account Value, such as making additional Purchase Payments, exchanges or withdrawals. We also send quarterly statements detailing the activity affecting your Annuity during the calendar quarter, if there have been transactions during the quarter. We may confirm regularly scheduled transactions, including, but not limited to the Annual Maintenance Fee, and systematic withdrawals (including 72(t)/72(q) payments and Required Minimum Distributions), in quarterly statements instead of confirming them immediately. You should review the information in these statements carefully. You may request additional reports or copies of reports previously sent. We reserve the right to charge $50 for each such additional or previously sent report, but may waive that charge in the future. We will also send an annual report and a semi-annual report containing applicable financial statements for the Portfolio to Owners or, with your prior consent, make such documents available electronically through our Internet Website or other electronic means.

DISTRIBUTION OF ANNUITIES OFFERED BY PRUCO LIFE

Prudential Annuities Distributors, Inc. (PAD), a wholly-owned subsidiary of Prudential Annuities, Inc., is the distributor and principal underwriter of the annuities offered through this prospectus. PAD acts as the distributor of a number of annuity and life insurance products. PAD's principal business address is One Corporate Drive, Shelton, Connecticut 06484. PAD is registered as a broker-dealer under the Securities Exchange Act of 1934 (Exchange Act), and is a member of the Financial Industry Regulatory Authority (FINRA). The Annuity is offered on a continuous basis. PAD enters into distribution agreements with broker/dealers who are registered under the Exchange Act and with entities that may offer the Annuity but are exempt from registration (firms). Applications for the Annuity are solicited by registered representatives of those firms.

Under the selling agreements, commissions are paid to firms on sales of the Annuity according to one or more schedules. The registered representative will receive all or a portion of the compensation, depending on the practice of his or her firm.

Commissions are generally based on a percentage of Purchase Payments made, up to a maximum of 5%. Alternative compensation schedules are available that generally provide a lower initial commission plus ongoing quarterly compensation based on all or a portion of Account Value. We may also provide compensation to the distributing firm for providing ongoing service to you in relation to the Annuity. Commissions and other compensation paid in relation to the Annuity do not result in any additional charge to you or to the Separate Account. Compensation varies by Annuity product, and such differing compensation could be a factor in which Annuity a Financial Professional recommends to you.

In addition, in an effort to promote the sale of our products (which may include the placement of Pruco Life and/or the Annuity on a preferred or recommended company or product list and/or access to the firm's registered representatives), we or PAD may enter into compensation arrangements with certain broker/dealers firms with respect to certain or all registered representatives of such firms under which such firms may receive separate compensation or reimbursement for, among other things, training of sales personnel and/or marketing and/or administrative services and/or other services they provide to us or our affiliates. These services may include, but are not limited to: educating customers of the firm on the Annuity's features; conducting due diligence and analysis; providing office access, operations and systems support; holding seminars intended to educate registered representatives and make them more knowledgeable about the Annuity; providing a dedicated marketing coordinator; providing priority sales desk support; and providing expedited marketing compliance approval and preferred programs to PAD. We, or PAD, also may compensate third-party vendors, for services that such vendors render to broker-dealer firms. To the extent permitted by the FINRA rules and other applicable laws and regulations, PAD may pay or allow other promotional incentives or payments in the forms of cash or non-cash compensation (e.g., gifts, occasional meals and entertainment, sponsorship of training and due diligence events). These arrangements may not be offered to all firms and the terms of such arrangements may differ between firms. In addition, we or our affiliates may provide such compensation, payments and/or incentives to firms arising out of the marketing, sale and/or servicing of variable annuities or life insurance offered by different Prudential business units.

The list below identifies three general types of payments that PAD pays which are broadly defined as follows:

..   Percentage Payments based upon "Assets under Management" or "AUM": This type of payment is a percentage payment that is based upon the total assets, subject to certain criteria in certain Pruco Life products.

..   Percentage Payments based upon sales: This type of payment is a percentage payment that is based upon the total amount of money received as Purchase Payments under Pruco Life annuity products sold through the firm.

..   Fixed Payments: These types of payments are made directly to or in sponsorship of the firm.

Examples of arrangements under which such payments may be made currently include, but are not limited to: sponsorships, conferences (national, regional and top producer), speaker fees, promotional items and reimbursements to firms for marketing activities or services paid by the firms and/or their registered representatives. The amount of these payments varies widely because some payments may encompass only a single event, such as a conference, and others have a much broader scope. In addition, we may make payments periodically during the relationship for systems, operational and other support.

The list below includes the names of the firms (or their affiliated broker/dealers) that we are aware (as of December 31, 2011) received payment with respect to our annuity business generally during 2011 (or as to which a payment amount was accrued during 2011). The firms listed below include those receiving payments in connection with marketing of products issued by Pruco Life Insurance Company and Pruco Life Insurance Company of New Jersey. Your registered representative can provide you with more information about the compensation arrangements that apply upon request. During 2011, the least amount paid, and greatest amount paid, were $19.35 and $6,443,077.91, respectively.

                                 NAME OF FIRM:

1/st/ Global Capital Corp.               Capital Investment Group, Inc.           First Brokerage America, LLC
1934 Group                               Capital One Investment Services, LLC     FIRST CITIZENS INVESTOR
Aaron Industries                         Capital Securities Management            SERVICES INC
Advantage Fire Sprinkler Co.             Castner Josephs Retirement Group         First Financial Equity Corp.
Aegon Transamerica                       CBIZ                                     First Heartland Capital, Inc.
A.G. Edwards & Sons, Inc.                CCF Investments, Inc.                    First Merit Investments
Afore ING                                Centaurus Financial, Inc.                First Southeast Investor Services
AIG Financial Advisors Inc               CFD Investments, Inc.                    First State Financial Management
Allen & Company of Florida, Inc.         Charter One Bank (Cleveland)             First Tennessee Brokerage, Inc
Alliance Bernstein L.P.                  Chase Investment Services                First Trust Portfolios L.P.
Allstate Financial Srvcs, LLC            Citigroup Global Markets Inc.            First Western Advisors
American Century                         Citizens Bank and Trust Company          Florida Investment Advisers
American Independent Marketing           Clairmont Oaks                           Foothill Securities, Inc.
AMERICAN PORTFOLIO FIN SVCS INC          CLS Investments                          Forrester Research
Ameriprise Financial, Inc.               COMERICA SECURITIES, INC.                Fortune Financial Services, Inc.
Total Ameritas Investment Corp.          Commonwealth Financial Network Compak    Franklin Templeton
ANCHOR BAY SECURITIES, LLC               Securities                               FROST BROKERAGE SERVICES
ARETE WEALTH MANAGEMENT                  Compass Bank Wealth Management Group     FSC Securities Corp.
Arlington Securities, Inc.               Crescent Securities Group                G.A. Repple & Company
Arque Capital, Ltd.                      Crown Capital Securities, L.P.           GATX Southern Star Agency
ARVEST ASSET MANAGEMENT                  CUNA Brokerage Svcs, Inc.                Garden State Securities, Inc.
ASKAR CORPORATION                        CUSO Financial Services, L.P.            Gary Goldberg & Co., Inc.
AUSDAL FINANCIAL PARTNERS, INC.          D.A. Davidson                            Geneos Wealth Management, Inc.
                                         David A. Noyes & Company                 Genworth Financial Securities
                                                                                  Corporation

 AXA Advisors, LLC         Delta Equity              Girard Securities, Inc.
 BancorpSouth Investment   Dempsey Lord Smith, LLC   Golden Years Advisors
 Services, Inc.            Deutsche Bank             Goldman Sachs & Co.
 Banc of America           DeWaay Financial          Great American Advisors,
 Invest.Svs(SO)            Network, LLC              Inc.
 BBVA Compass Investment   Eaton Vance               Great American
 Solutions, Inc.           EDI Financial Edward      Investors, Inc.
 Ballew Investments        Jones & Co.               GWN Securities, Inc.
 Bank of the West Battery  ELLIOTT DAVIS BROKERAGE   H. Beck, Inc. HBW
 Ventures                  SERVICES, LLC             SECURITIES LLC
 BB&T Investment           Equitrust Equity          HD Associates
 Services, Inc.            Services, Inc.            H.D. Vest Investment
 BCG Companies BCG         ESSEX FINANCIAL           Hantz Financial
 Securities, Inc.          SERVICES, INC.            Services,Inc.
 Beaconsfield Financial    Evergreen Consulting      HARBOR FINANCIAL
 Services                  Federated Investors       SERVICES LLC
 Berthel Fisher & Company  Fidelity Investments      Harbour Investments, Inc.
 BlackRock Financial       Fifth Third Securities,   Harmon Dennis Bradshaw
 Management Inc.           Inc.                      Hartford Life Insurance
 Broker Dealer Financial   FINANCIAL ADVISERS OF     Company
 Services                  AMERICA LLC               Harvest Capital, LLC
 Brookstone Financial      Financial Network         Hazard & Siegel, Inc.
 Services                  Investment                Heim, Young &
 Brown Builders Cadaret,   Financial Planning        Associates, Inc.
 Grant & Co., Inc.         Consultants               Horizon Investments
 Calton & Associates, Inc. Financial Security        Hornor, Townsend & Kent,
 Cambridge Investment      Management, Inc.          Inc.
 Research, Inc.            Financial Telesis Inc.    HSBC Huntleigh Securities
 Cambridge Legacy          Financial West Group      ICC IMS Securities
 Securities, LLC           Fintegra, LLC             Independent Financial
 Cantella & Co., Inc.      First Allied Securities   Grp, LLC
 CAPE SECURITIES, INC.     Inc                       IFS (Industry Fund
 Capital Advisors Capital  First American Insurance  Services) Impact Speakers
 Analysts                  Underwriters (FAIU)
 Capital Financial
 Services, Inc.
 CAPITAL GROWTH RESOURCES
 Capital Guardian

Infinex Investments, Inc.                Neuberger Berman                         SMH Capital, Inc.
ING Financial Partners, LLC              New Alliance Bank                        Southwest Securities, Inc.
Institutional Securities Corp.           New England Securities Corp.             SPIRE SECURITIES LLC
INTERCAROLINA FINANCIAL                  New York Life                            STERLING MONROE SECURITIES
SERVICES, INC.                           Newbridge Securities Corp.               LLC
Intersecurities, Inc                     Newport Coast Securities                 Sterne Agee Financial Services, Inc.
Intervest International Equities Corp.   Next Financial Group, Inc.               Stifel Nicolaus & Co.
Invest Financial Corporation             NFP Securities, Inc.                     STRATEGIC FIN ALLIANCE INC
Investacorp                              North Ridge Securities Corp.             Summit Brokerage Services, Inc
Investment Centers of America            NPB Financial Group, LLC                 Summit Equities, Inc.
Investment Professionals                 OneAmerica Securities, Inc.              Summit Financial
Investors Capital Corporation            One Resource Group                       Sunset Financial Services, Inc
Investors Security Co, Inc.              OPPENHEIMER & CO, INC.                   SunTrust Investment Services, Inc.
ISG Equity Sales                         Pacific West Securities, Inc.            SWBC Investment Services
JHS Capital                              Packerland Brokerage Services, Inc.      SWS Financial Services, Inc
J.J.B. Hilliard Lyons, Inc.              Park Avenue Securities, LLC              SYMETRA INVESTMENT
J.P. Morgan                              Paulson Investment Co., Inc.             SERVICES INC
J.P. Turner & Company, LLC               PIMCO                                    Syndicated
J.W. Cole Financial, Inc.                PlanMember Securities Corp.              T. Rowe Price Group, Inc.
Jack Cramer & Associates                 PNC Investments, LLC                     TFS Securities, Inc.
Janney Montgomery Scott, LLC.            Presidential Brokerage, Inc.             The Capital Group Securities, Inc.
Jennison Associates, LLC                 Prime Capital Services, Inc.             The Investment Center
John Hancock                             PRIMEVEST FINANCIAL                      The O.N. Equity Sales Co.
Key Bank                                 SERVICES                                 The Prudential Insurance Company of
KEY INVESTMENT SERVICES LLC              Principal Financial Group                America
Klosterman Baking                        Princor Financial Services Corp.         The Wharton School
KMS Financial Services, Inc.             Private Client Services, LLC             Tower Square Securities, Inc.
Kovack Securities, Inc.                  ProEquities                              TransAmerica Financial Advisors, Inc.
LaSalle St. Securities, LLC              Prospera Financial Services, Inc.        Triad Advisors, Inc.
Leaders Group Inc.                       Pruco Securities, LLC                    Trustmont Financial Group, Inc.
Legend Equities Corporation              Purshe Kaplan Sterling Investments       UBS Financial Services, Inc.
Legg Mason                               QA3 Financial Corp.                      UNIONBANC INVESTMENT SERV,
Leigh Baldwin & Company, LLC             Quest Financial Services                 LLC
Lincoln Financial Advisors               Questar Capital Corporation              United Planners Fin. Serv.
Lincoln Financial Securities             Raymond James & Associates               USA Financial Securities Corp.
Corporation                              Raymond James Financial Svcs             US Bank
Lincoln Investment Planning              RBC CAPITAL MARKETS                      UVEST Fin'l Srvcs Group, Inc.
Lord Abbett                              CORPORATION                              VALIC Financial Advisors, Inc
LPL Financial Corporation                Resource Horizons Group                  Valmark Securities, Inc.
LSG Financial Services                   Ridgeway & Conger, Inc.                  Veritrust Financial LLC
M3 Insurance Solutions, Inc.             RNR Securities, LLC                      VFinance Investments
M Holdings Securities, Inc               Robert W. Baird & Co., Inc.              VSR Financial Services, Inc.
Main Street Securities, LLC              Royal Alliance Associates                WADDELL & REED INC.
Mason Wells                              Royal Bank of Scotland                   Wall Street Financial Group
Merrill Lynch, P,F,S                     Sagemark Consulting                      Walnut Street Securities, Inc.
Merritt Wealth Strategies                SAGEPOINT FINANCIAL, INC.                WAYNE HUMMER INVESTMENTS
MetLife                                  Sage Rutty & Co., Inc.                   LLC
MFS                                      Sammons Securities Co., LLC              Wedbush Morgan Securities
Michigan Securities, Inc.                Sanders Morris Harris Inc.               Wells Fargo Advisors LLC
Mid-Atlantic Capital Corp.               SAUNDERS RETIREMENT                      WELLS FARGO ADVISORS LLC -
Milkie Ferguson Investments              ADVISORS INC                             WEALTH
MML Investors Services, Inc.             SCF Securities, Inc.                     WFG Investments, Inc.
Money Concepts Capital Corp.             Schroders Investment Management          Wilbanks Securities, Inc.
Montgomery Agency                        Scott & Stringfellow, Inc.               Williams Financial Group
Morgan Keegan & Company                  Seacoast Capital                         Woodbury Financial Services
Morgan Stanley Smith Barney              Securian Financial Svcs, Inc.            Woodstock Financial
MTL Equity Products, Inc.                Securities America, Inc.                 Workman Securities Corporation
Multi Financial Securities Crp           Securities Service Network               World Equity Group, Inc.
National Planning Corporation            Sigma Financial Corporation              World Group Securities, Inc.
National Securities Corp.                Signator Investors, Inc.                 WRP Investments, Inc
Nationwide Securities, LLC               SII Investments, Inc.
Navigator Financial                      Silver Oaks Securities

You should note that firms and individual registered representatives and branch managers with some firms participating in one of these compensation arrangements might receive greater compensation for selling the Annuity than for selling a different annuity that is not eligible for these compensation arrangements. While compensation is generally taken into account as an expense in considering the charges applicable to a contract product, any such compensation will be paid by us or PAD and will not result in any additional charge to you. Your registered representative can provide you with more information about the compensation arrangements that apply upon request.

This Annuity is sold through firms that are unaffiliated with us, and also is sold through an affiliated firm called Pruco Securities, LLC. Pruco Securities, LLC is an indirect wholly-owned subsidiary of Prudential Financial that sells variable annuities and variable life insurance (among other products) through its registered representatives. Pruco Securities, LLC also serves as principal underwriter of certain variable life insurance contracts issued by subsidiary insurers of Prudential Financial.

FINANCIAL STATEMENTS

The financial statements of the Separate Account and Pruco Life are included in the Statement of Additional Information.

INDEMNIFICATION

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

LEGAL PROCEEDINGS

We are subject to legal and regulatory actions in the ordinary course of our business. Our pending legal and regulatory actions include proceedings specific to us and proceedings generally applicable to business practices in the industry in which we operate. We are subject to class action lawsuits and other litigation involving a variety of issues and allegations involving sales practices, claims payment and procedures, premium charges, policy servicing and breach of fiduciary duty to customers. We are also subject to litigation arising out of our general business activities, such as our investments, contracts, leases and labor and employment relationships, including claims of discrimination and harassment, and could be exposed to claims or litigation concerning certain business or process patents. In some of the pending legal and regulatory actions, plaintiffs are seeking large and/or indeterminate amounts, including punitive or exemplary damages. In addition, we, along with other participants in the businesses in which we engage, may be subject from time to time to investigations, examinations and inquiries, in some cases industry-wide, concerning issues or matters upon which such regulators have determined to focus. In some of our pending legal and regulatory actions, parties are seeking large and/or indeterminate amounts, including punitive or exemplary damages. The outcome of a litigation or a regulatory matter, and the amount or range of potential loss at any particular time, is often inherently uncertain.

Pruco Life establishes accruals for litigation and regulatory matters when it is probable that a loss has been incurred and the amount of that loss can be reasonably estimated. For litigation and regulatory matters where a loss may be reasonably possible, but not probable, or is probable but not reasonably estimable, no accrual is established, but the matter, if material, is disclosed, including matters discussed below. As of September 30, 2012, the aggregate range of reasonably possible losses in excess of accruals established is not currently estimable. Pruco Life reviews relevant information with respect to its litigation and regulatory matters on a quarterly and annual basis and updates its accruals, disclosures and estimates of reasonably possible loss based on such reviews.

In December 2010, a purported state-wide class action complaint, Phillips v. Prudential Financial, Inc., was filed in the Circuit Court of the First Judicial Circuit, Williamson County, Illinois. The complaint makes claims of breach of contract, breaches of fiduciary duty, and violation of Illinois law on behalf of a class of Illinois residents whose death benefits were settled by retained assets accounts and seeks damages and disgorgement of profits. In January 2011, the case was removed to the United States District Court for the Southern District of Illinois. In March 2011, the complaint was amended to drop Prudential Financial as a defendant and add Pruco Life as a defendant. The matter is now captioned Phillips v. Prudential Insurance and Pruco Life Insurance Company. In April 2011, a motion to dismiss the amended complaint was filed. In November 2011, the complaint was dismissed and the dismissal appealed in December 2011.

In July 2010, Pruco Life, along with other life insurance industry participants, received a formal request for information from the State of New York Attorney General's Office in connection with its investigation into industry practices relating to the use of retained asset accounts. In August 2010, Pruco Life received a similar request for information from the State of Connecticut Attorney General's Office. Pruco Life is cooperating with these investigations. Pruco Life has also been contacted by state insurance regulators and other governmental entities, including the U.S. Department of Veterans Affairs and Congressional committees regarding retained asset accounts. These matters may result in additional investigations, information requests, claims, hearings, litigation, adverse publicity and potential changes to business practices.

In January 2012, a qui tam action on behalf of the State of Illinois, Total Asset Recovery Services v. Met Life Inc, et al., Prudential Financial, Inc., The Prudential Insurance Company of America, and Prudential Holdings, LLC, filed in the Circuit Court of Cook County, Illinois, was served on Pruco Life. The complaint alleges that Pruco Life failed to escheat life insurance proceeds to the State of Illinois in violation of the Illinois False Claims Whistleblower Reward and Protection Act and seeks injunctive relief, compensatory damages, civil penalties, treble damages, prejudgment interest, attorneys' fees and costs. In April, 2012, Pruco Life filed a motion to dismiss the complaint. In September 2012, the complaint was withdrawn without prejudice. In March 2012, a qui tam action on behalf of the State of Minnesota, Total Asset Recovery v. MetLife Inc., et al., Prudential Financial Inc., The Prudential Insurance Company of America and Prudential Holdings, Inc., filed in the Fourth Judicial District, Hennepin County, in the State of Minnesota was served on Pruco Life. The complaint alleges that Pruco Life failed to escheat life insurance proceeds to the State of Minnesota in violation of the Minnesota False Claims Act and seeks injunctive relief, compensatory damages, civil penalties, treble damages, prejudgment interest, attorneys' fees and costs. In June 2012, the company filed a motion to dismiss the complaint.

In January 2012, a Global Resolution Agreement entered into by Pruco Life and a third party auditor became effective upon its acceptance by the unclaimed property departments of 20 states and jurisdictions. Under the terms of the Global Resolution Agreement, the third party auditor acting on behalf of the signatory states will compare expanded matching criteria to the Social Security Master Death File ("SSMDF") to identify deceased insureds and contract holders where a valid claim has not been made. In February 2012, a Regulatory Settlement Agreement entered into by Pruco Life to resolve a multi-state market conduct examination regarding its adherence to state claim settlement practices became effective upon its acceptance by the insurance departments of 20 states and jurisdictions. The Regulatory Settlement Agreement applies prospectively and requires Pruco Life to adopt and implement additional procedures comparing its records to the SSMDF to identify unclaimed death benefits and prescribes procedures for identifying and locating beneficiaries once deaths are identified. Other jurisdictions that are not signatories to the Regulatory Settlement Agreement are considering proposals that would apply prospectively and require life insurance companies to take additional steps to identify unreported deceased policy and contract holders. These prospective changes and any escheatable property identified as a result of the audits and inquiries could result in: (1) additional payments of previously unclaimed death benefits; (2) the payment of abandoned funds to U.S. jurisdictions; and
(3) changes in Pruco Life's practices and procedures for the identification of escheatable funds and beneficiaries, which would impact claim payments and reserves, among other consequences.

Pruco Life is one of several companies subpoenaed by the New York Attorney General regarding its unclaimed property procedures. Additionally, the New York Department of Financial Services ("NYDFS") has requested that 172 life insurers (including Pruco Life) provide data to the NYDFS regarding use of the SSMDF. The New York Office of Unclaimed Funds recently notified Pruco Life that it intends to conduct an audit of Pruco Life's compliance with New York's unclaimed property laws. The Minnesota Attorney General has also requested information regarding Pruco Life's use of the SSMDF and its claim handling procedures and Pruco Life is one of several companies subpoenaed by the Minnesota Department of Commerce, Insurance Division. In February 2012, the Massachusetts Office of the Attorney General requested information regarding Pruco Life's unclaimed property procedures.

In October 2012, the State of West Virginia, through its State Treasurer, filed a lawsuit, State of West Virginia ex. Rel. John D. Perdue v. PRUCO Life Insurance Company , in the Circuit Court of Putnam County, West Virginia. The complaint alleges violations of the West Virginia Uniform Unclaimed Property Fund Act by failing to properly identify and report all unclaimed insurance policy proceeds which should either be paid to beneficiaries or escheated to West Virginia. The complaint seeks to examine the records of Prudential Insurance to determine compliance with the West Virginia Uniform Unclaimed Property Fund Act, and to assess penalties and costs in an undetermined amount.

Pruco Life's litigation and regulatory matters are subject to many uncertainties, and given their complexity and scope, their outcome cannot be predicted. It is possible that Pruco Life's results of operations or cash flow in a particular quarterly or annual period could be materially affected by an ultimate unfavorable resolution of pending litigation and regulatory matters depending, in part, upon the results of operations or cash flow for such period. In light of the unpredictability of Pruco Life's litigation and regulatory matters, it is also possible that in certain cases an ultimate unfavorable resolution of one or more pending litigation or regulatory matters could have a material adverse effect on Pruco Life's financial position. Management believes, however, that, based on information currently known to it, the ultimate outcome of all pending litigation and regulatory matters, after consideration of applicable reserves and rights to indemnification, is not likely to have a material adverse effect on Pruco Life's financial position.

CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The following are the contents of the Statement of Additional Information:

..   Company

..   Experts

..   Principal Underwriter

..   Payments Made to Promote Sale of Our Products

..   Determination of Accumulation Unit Values

..   Financial Statements

HOW TO CONTACT US

You can contact us by:

..   calling our Customer Service Team at 1-888-PRU-2888 during our normal business hours,

..   writing to us via regular mail at Prudential Annuity Service Center, P.O.
    Box 7960, Philadelphia, PA 19176. NOTE: Failure to send mail to the proper address may result in a delay in our receiving and processing your request.

..   writing to us via overnight mail, certified, or registered mail delivery at the Prudential Annuity Service Center, 2101 Welsh Road, Dresher, PA 19025.

..   accessing information about your Annuity through our Internet Website at
    www.prudentialannuities.com.

You can obtain account information by calling our automated response system and at www.prudentialannuities.com, our Internet Website. Our Customer Service representatives are also available during business hours to provide you with information about your account. You can request certain transactions through our telephone voice response system, our Internet Website or through a customer service representative. You can provide authorization for a third party, including your attorney-in-fact acting pursuant to a power of attorney, to access your account information and perform certain transactions on your account. You will need to complete a form provided by us which identifies those transactions that you wish to authorize via telephonic and electronic means and whether you wish to authorize a third party to perform any such transactions. Please note that unless you tell us otherwise, we deem that all transactions that are directed by your Financial Professional with respect to your Annuity have been authorized by you. We require that you or your representative provide proper identification before performing transactions over the telephone or through our Internet Website. This may include a Personal Identification Number
(PIN) that will be provided to you upon issue of your Annuity or you may establish or change your PIN by calling our automated response system and at www.prudentialannuities.com, our Internet Website. Any third party that you authorize to perform financial transactions on your account will be assigned a PIN for your account.

Transactions requested via telephone are recorded. To the extent permitted by law, we will not be responsible for any claims, loss, liability or expense in connection with a transaction requested by telephone or other electronic means if we acted on such transaction instructions after following reasonable procedures to identify those persons authorized to perform transactions on your Annuity using verification methods which may include a request for your Social Security number, PIN or other form of electronic identification. We may be liable for losses due to unauthorized or fraudulent instructions if we did not follow such procedures. Pruco Life does not guarantee access to telephonic, facsimile, Internet or any other electronic information or that we will be able to accept transaction instructions via such means at all times. Nor, due to circumstances beyond our control, can we provide any assurances as to the delivery of transaction instructions submitted to us by regular and/or express mail. Regular and/or express mail (if operational) will be the only means by which we will accept transaction instructions when telephonic, facsimile, Internet or any other electronic means are unavailable or delayed. Pruco Life reserves the right to limit, restrict or terminate telephonic, facsimile, Internet or any other electronic transaction privileges at any time.

                     APPENDIX A - ACCUMULATION UNIT VALUES

Because the Annuity is new, no historical Unit Values are depicted here. However, such historical Unit Values will be included in subsequent amendments to this prospectus.

APPENDIX B - SPECIAL CONTRACT PROVISIONS FOR ANNUITIES ISSUED IN CERTAIN STATES

Certain features of your Annuity may be different than the features described earlier in this prospectus, if your Annuity is issued in certain states described below. Further variations may arise in connection with additional state reviews.

           California     Medically Related Surrender Not Available

           Florida        One Year waiting period for annuitization

           Massachusetts  Medically Related Surrender Not Available
                          Unisex annuity tables

           Montana        Unisex annuity tables

            APPENDIX C - DEFINED INCOME BENEFIT SAMPLE CALCULATIONS

The initial Guaranteed Income Amount (GIA) is determined on the Issue Date. It is determined by applying the applicable Income Percentage to the Account Value on the Issue Date. Additional Purchase Payments will increase the GIA by applying the amount of the Purchase Payment to the Income Percentage (based on the attained age of the youngest Designated Life) on the date the Purchase Payment is allocated to your Annuity.


For the applicable Income Percentage rates associated with any additional Purchase Payments made after the Issue Date, please see the rates disclosed in the prospectus, or applicable Rate Sheet Prospectus Supplement after February 24, 2013, or contact us or your Financial Professional. You may make additional Purchase Payments to your Annuity at any time within the first Annuity Year. At any time during this year, with prior notice to you, we may limit your right to add additional Purchase Payments.

The following examples are purely hypothetical and are for illustrative purposes only. They are intended to provide examples of how we would calculate the Guaranteed Income Amount based on the Income Percentages and Income Growth Rate provided in the prospectus or a Rate Sheet Prospectus Supplement. They also assume that the application was signed, received, and funded within the parameters disclosed in the prospectus or on the Rate Sheet Prospectus Supplement. The hypothetical examples are also designed to show how the Rate Sheet Prospectus Supplement may change from month to month for newly issued Annuities. Please note that once your Annuity is issued, the assigned rates will not change. Please also note, your GIA would be different than the examples shown below depending on the Income Percentage and Income Growth Rate effective at the time you sign your application, your age at the time of the initial Purchase Payment is applied, the amount of your initial Purchase Payment, and whether you have elected the single or spousal version.


HYPOTHETICAL RATE SHEET PROSPECTUS SUPPLEMENT EXAMPLES:

    Rate Sheet Prospectus Supplement effective between June 1, and June 30

  ATTAINED AGE INCOME PERCENTAGE              INCOME GROWTH RATE
  ------------ ----------------- --------------------------------------------
        60            4.5%                   5.0% (for all ages)
        61            4.6%
        62            4.7%
        63            4.8%
        64            4.9%
        65            5.0%

SCENARIO 1, CALCULATING THE GIA BASED ON A SINGLE PURCHASE PAYMENT:

Application Signed Date: June 24
Issue Date: July 5 of the same calendar year in which the application was signed Purchase Payment Received: $100,000
Age: 62

The Income Percentages and Income Growth Rate are both set based on the rates effective between June 1and June 30. As a result, the initial Income Percentage will be 4.7% based on the attained age of 62 as of the Issue Date July 5, and the Income Growth Rate assigned to the Annuity will be 5.0%. The initial Guaranteed Income Amount is $4,700, which is determined by multiplying the Account Value on the Issue Date ($100,000) by the applicable Income Percentage (4.7%).

     Rate Sheet Prospectus Supplement effective between July 1 and July 31

  ATTAINED AGE INCOME PERCENTAGE              INCOME GROWTH RATE
  ------------ ----------------- --------------------------------------------
        60            4.7%                   5.5% (for all ages)
        61            4.8%
        62            4.9%
        63            5.0%
        64            5.1%
        65            5.2%

SCENARIO 2, CALCULATING THE GIA BASED ON A SINGLE PURCHASE PAYMENT, AND ONE ADDITIONAL PURCHASE PAYMENT:

Application Signed Date: July 15
Issue Date: July 17 of the same calendar year in which the application was signed
Purchase Payments Received:

..   $100,000 on the Issue Date

..   Additional Purchase Payment of $10,000 on November 17 of the same calendar year

Age on the Issue Date: 62

The Income Percentages and Income Growth Rate are both set based on the rates effective between July 1and July 31. As a result, the initial Income Percentage will be 4.9% based on the attained age of 62 as of the Issue Date, and the Income Growth Rate assigned to the annuity will be 5.5%. The initial Guaranteed Income Amount will be $4,900, which is determined by multiplying Account Value on the Issue Date ($100,000) by the Income Percentage (4.9%).

When the additional Purchase Payment of $10,000 is deposited exactly four months later, the Designated Life is now age 63. The increase to the GIA will continue to be based on the Rate Sheet Prospectus Supplement effective between July 1 and July 31. In this scenario, the current GIA would be increased by $500 since the Income Percentage assigned to the $10,000 additional Purchase Payment was 5% based on the attained age of 63.

To calculate the new GIA for the Annuity after the additional Purchase Payment, we would first take the current GIA of $4,989.21(the initial $4,900 GIA that has increased by 5.5% Income Growth Rate for four months). We would then add the $500 GIA increase that was applicable to the additional Purchase Payment, resulting in a new total GIA of $5,489.21.

SCENARIO 3, CALCULATING THE GIA BASED ON A SINGLE PURCHASE PAYMENT, WHERE THE DESIGNATED LIFE HAS ATTAINED A NEW AGE BETWEEN THE DATE THE APPLICATION WAS SIGNED AND SUBSEQUENTLY ISSUED:

Application Signed Date: July 1
Issue Date: July 12 of the same calendar year in which the application was signed
Purchase Payment(s) Received: $100,000
Age: 64 on the application signed date, turning age 65 prior to the Issue Date

The Income Percentage and Income Growth Rate are both set based on the rates effective between July 1 and July 31. As a result, the initial Income Percentage will be 5.2% based on the newly attained age of 65 as of the issue date of July 12, and the Income Growth Rate assigned to the annuity will be 5.5%. The initial Guaranteed Income Amount will be $5,200, which is determined by multiplying the Account Value on the Issue Date ($100,000) by the Income Percentage (5.2%).


Scenario 4, your application was either received or funded beyond the time frames disclosed on your Rate Sheet Prospectus Supplement: The Annuity would not be issued as the application was either not received in Good Order or the Annuity was not funded within the time frames disclosed on your Rate Sheet Prospectus Supplement. As a result, you would need to submit additional paperwork if you still wish to purchase the Annuity. Your Annuity would be eligible to receive the then current rates that are being offered on the Rate Sheet Prospectus Supplement (as of the date you signed the form), which could be higher or lower than the rates on the date you had first signed the Annuity application.

                                    PART B
                      STATEMENT OF ADDITIONAL INFORMATION


                               February 14, 2013


         PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT VARIABLE

                               ANNUITY CONTRACTS


The Prudential Defined Income Variable Annuity contracts (the "Annuities" or the "Annuity") are individual variable annuity contracts issued by Pruco Life Insurance Company ("Pruco Life"), a stock life insurance company that is an indirect wholly-owned subsidiary of The Prudential Insurance Company of America ("Prudential") and is funded through the Pruco Life Flexible Premium Variable Annuity Account (the "Account"). The Annuity is purchased by making an initial purchase payment of $25,000 or more. Subject to certain restrictions, you can make additional purchase payments of not less than $100 at any time during the accumulation phase.

This Statement of Additional Information is not a prospectus and should be read in conjunction with the Prudential Defined Income Variable Annuity prospectus dated February 14, 2013. To obtain a copy of the prospectus, without charge, you can write to the Prudential Annuity Service Center, P.O. Box 7960, Philadelphia, Pennsylvania 19176, or contact us by telephone at (888) PRU-2888.


                               TABLE OF CONTENTS

                                                                      Page
                                                                      ----

    Company                                                            2

    Experts                                                            2

    Principal Underwriter                                              2

    Payments Made to Promote Sale of Our Products                      2

    Determination of Accumulation Unit Values                          3

    Separate Account Financial Information                            A1

    Company Financial Information                                     B1

                              Prudential Annuity Service Center
Pruco Life Insurance Company            P.O. Box 7960
213 Washington Street              Philadelphia, PA 19176
Newark, NJ 07102-2992             Telephone: (888) PRU 2888

                                    COMPANY

Pruco Life Insurance Company ("Pruco Life") is a stock life insurance company organized in 1971 under the laws of the State of Arizona. Pruco Life is licensed to sell life insurance and annuities in the District of Columbia, Guam and in all states except New York.

Pruco Life is a wholly-owned subsidiary of The Prudential Insurance Company of America ("Prudential"), a stock life insurance company founded in 1875 under the laws of the State of New Jersey. Prudential is an indirect wholly-owned subsidiary of Prudential Financial, Inc. ("Prudential Financial"), a New Jersey insurance holding company.

                                    EXPERTS


The consolidated financial statements of Pruco Life Insurance Company and its subsidiaries as of December 31, 2011 and 2010 and for each of the three years in the period ended December 31, 2011 and the financial statements of Pruco Life Flexible Premium Variable Annuity Account as of December 31, 2011 and for each of the two years in the period ended December 31, 2011, included in this Statement of Additional Information have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.


                             PRINCIPAL UNDERWRITER

Prudential Annuities Distributors, Inc. ("PAD"), an indirect wholly-owned subsidiary of Prudential Financial, offers each Annuity on a continuous basis in those states in which annuities may be lawfully sold. It may offer the Annuities through licensed insurance producers, or through appropriately registered affiliates of Prudential, provided clearances to do so are obtained in any jurisdiction where such clearances may be necessary.


With respect to all individual annuities issued by Pruco Life, PAD received commissions of $1,125,057,236, $1,075,327,764, and $790,486,771 in 2012, 2011,
and 2010, respectively. PAD retained none of those commissions.


As discussed in the prospectus, Pruco Life pays commissions to broker/dealers that sell the Annuities according to one or more schedules, and also may pay non-cash compensation. In addition, Pruco Life may pay trail commissions to selling firms to pay its registered representatives who maintain an ongoing relationship with an annuity owner. Typically, a trail commission is compensation that is paid periodically, the amount of which is linked to the value of the Annuities and the amount of time that the Annuity has been in effect.

                 PAYMENTS MADE TO PROMOTE SALE OF OUR PRODUCTS

In an effort to promote the sale of our products (which may include the placement of Pruco Life and/or each Annuity on a preferred or recommended company or product list and/or access to the firm's registered representatives), we and/or PAD may enter into marketing service agreements with certain broker/dealer firms with respect to certain or all registered representatives of such firms under which such firms may receive separate compensation or reimbursement for, among other things, training of sales personnel and/or marketing, administrative services and/or other services they provide. These services may include, but are not limited to: educating customers of the firm on each Annuity's features; conducting due diligence and analysis, providing office access, operations and systems support; holding seminars intended to educate the firm's registered representatives and make them more knowledgeable about the annuity; providing a dedicated marketing coordinator; providing priority sales desk support; and providing expedited marketing compliance approval. We and/or PAD also may compensate third-party vendors, for services that such vendors render to broker-dealer firms. To the extent permitted by FINRA rules and other applicable laws and regulations, PAD may pay or allow other promotional incentives or payments in the form of cash or non-cash compensation. These arrangements may not be offered to all firms and the terms of such arrangements may differ between firms.

The list below identifies three general types of payments that PAD pays which are broadly defined as follows:


    . Percentage Payments based upon "Assets under Management" or "AUM": This type of payment is a percentage payment that is based upon the total amount held in all Pruco Life products that were sold through the firm.

    . Percentage Payments based upon sales: This type of payment is a percentage payment that is based upon the total amount of money received as purchase payments under Pruco Life annuity products sold through the firm.

    . Fixed payments: These types of payments are made directly to or in sponsorship of the firm.


Examples of arrangements under which such payments may be made currently include, but are not limited to: sponsorships, conferences (national, regional and top producer), speaker fees, promotional items, and reimbursements to firms for marketing activities or services paid by the firms and/or their individual representatives. The amount of these payments varies widely because some payments may encompass only a single event, such as a conference, and others have a much broader scope. In addition, we may make payments upon the initiation of a relationship for systems, operational and other support.


The list in the prospectus includes the names of the firms (or their affiliated broker/dealers) that we are aware (as of December 31, 2011) received payment with respect to annuity business during 2011 (or as to which a payment amount was accrued during 2011). The firms listed include payments in connection with products issued by Pruco Life Insurance Company and Pruco Life Insurance Company of New Jersey. Your registered representative can provide you with more information about the compensation arrangements that apply upon the sale of the contract. During 2011 the least amount paid, and greatest amount paid, were $19.35 and $6,443,077.91 respectively.


                   DETERMINATION OF ACCUMULATION UNIT VALUES

The value for each accumulation unit (which we refer to as the "Unit Price") is computed as of the end of each Valuation Day applicable. On any given Valuation Day, the value of a Unit in each Sub-account will be determined by multiplying the value of a Unit of that Sub-account for the preceding Valuation Day by the net investment factor for the Sub-account for the current Valuation Day. The Unit Price for a Valuation Period applies to each day in the period. The net investment factor is an index that measures the investment performance of, and charges assessed against, a Sub-account from one Valuation Period to the next. The net investment factor for a Valuation Period is: (a) divided by (b), less
(c) where:

(a)is the net result of:

    (1)the net asset value per share of the underlying Portfolio shares held by that Sub-account at the end of the current Valuation Period plus the per share amount of any dividend or capital gain distribution declared and unpaid (accrued) by the Portfolio at the end of the current Valuation Period; plus or minus

    (2)any per share charge or credit during the current Valuation Period as a provision for taxes attributable to the operation or maintenance of that Sub-account.

(b)is the net result of:

    (1)the net asset value per share of the underlying Portfolio shares held by that Sub-account at the end of the preceding Valuation Period plus the per share amount of any dividend or capital gain distribution declared and unpaid (accrued) by the underlying Portfolio at the end of the preceding Valuation Period; plus or minus

    (2)any per share charge or credit during the preceding Valuation Period as a provision for taxes attributable to the operation or maintenance of that Sub-account.

(c)is the Insurance Charge and any applicable charge assessed against a Sub-account for any Rider attached to this Annuity corresponding to the portion of the 365 day year (366 for a leap year) that is in the current Valuation Period.

We value the assets in each Sub-account at their fair market value in accordance with accepted accounting practices and applicable laws and regulations. The net investment factor may be greater than, equal to, or less than one. Because this Annuity is new, we include no historical unit values here.

                            FINANCIAL STATEMENTS OF
             PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF NET ASSETS
December 31, 2011



                                          SUBACCOUNTS
                  --------------------------------------------------------------
                   PRUDENTIAL   PRUDENTIAL                PRUDENTIAL  PRUDENTIAL
                     MONEY      DIVERSIFIED  PRUDENTIAL    FLEXIBLE CONSERVATIVE
                     MARKET        BOND        EQUITY      MANAGED     BALANCED
                   PORTFOLIO    PORTFOLIO    PORTFOLIO    PORTFOLIO   PORTFOLIO
                  ------------ ------------ ------------ ----------- -----------
ASSETS
 Investment in
 the portfolios,
 at fair value... $207,800,002 $230,380,167 $188,372,823 $13,558,866 $20,228,188
                  ------------ ------------ ------------ ----------- -----------
  Net Assets..... $207,800,002 $230,380,167 $188,372,823 $13,558,866 $20,228,188
                  ============ ============ ============ =========== ===========

NET ASSETS,
 representing:
 Accumulation
 units........... $207,800,002 $230,380,167 $188,372,823 $13,558,866 $20,228,188
                  ------------ ------------ ------------ ----------- -----------
                  $207,800,002 $230,380,167 $188,372,823 $13,558,866 $20,228,188
                  ============ ============ ============ =========== ===========

 Units
 outstanding.....  171,806,696  102,709,902  103,849,001   7,096,022  10,584,191
                  ============ ============ ============ =========== ===========

 Portfolio shares
 held............   20,780,000   19,623,524    7,938,172     847,959   1,239,472
 Portfolio net
 asset value per
 share........... $      10.00 $      11.74 $      23.73 $     15.99 $     16.32
 Investment in
 portfolio shares,
 at cost......... $207,800,002 $217,114,531 $211,774,217 $14,423,605 $18,949,329

STATEMENT OF OPERATIONS
For the year ended December 31, 2011

                                       SUBACCOUNTS
               -----------------------------------------------------------------
                PRUDENTIAL    PRUDENTIAL                 PRUDENTIAL   PRUDENTIAL
                  MONEY       DIVERSIFIED   PRUDENTIAL    FLEXIBLE  CONSERVATIVE
                  MARKET         BOND         EQUITY      MANAGED      BALANCED
                PORTFOLIO     PORTFOLIO     PORTFOLIO    PORTFOLIO    PORTFOLIO
               ------------  ------------  ------------  ----------- -----------
INVESTMENT
INCOME
 Dividend
 income....... $     48,782  $ 10,181,514  $  1,459,371  $   281,726 $   493,665
               ------------  ------------  ------------  ----------- -----------

EXPENSES
 Charges to
 contract
 owners
 for assuming
 mortality
 risk
 and expense
 risk and for
 administration   3,259,926     3,298,045     3,091,127      198,966     300,598
               ------------  ------------  ------------  ----------- -----------

NET INVESTMENT
INCOME (LOSS).   (3,211,144)    6,883,469    (1,631,756)      82,760     193,067
               ------------  ------------  ------------  ----------- -----------

NET REALIZED
AND UNREALIZED
GAIN (LOSS)
ON INVESTMENTS
 Capital gains
 distributions
 received.....            0     5,480,515             0            0           0
 Realized gain
 (loss) on
 shares
 redeemed.....            0     2,035,267    (1,520,114)    (151,930)    185,786
 Net change in
 unrealized
 gain (loss)
 on
 investments..            0      (489,164)   (6,262,149)     480,056     284,079
               ------------  ------------  ------------  ----------- -----------

NET GAIN
(LOSS) ON
INVESTMENTS...            0     7,026,618    (7,782,263)     328,126     469,865
               ------------  ------------  ------------  ----------- -----------

NET INCREASE
(DECREASE) IN
NET ASSETS
RESULTING FROM
OPERATIONS.... $ (3,211,144) $ 13,910,087  $ (9,414,019) $   410,886 $   662,932
               ============  ============  ============  =========== ===========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A1

                                                 SUBACCOUNTS (CONTINUED)
-------------------------------------------------------------------------------------------------------------------------
                                 PRUDENTIAL                                                    PRUDENTIAL
 PRUDENTIAL     PRUDENTIAL HIGH   NATURAL                                       PRUDENTIAL        SMALL       T. ROWE PRICE
   VALUE          YIELD BOND     RESOURCES   PRUDENTIAL STOCK    PRUDENTIAL      JENNISON    CAPITALIZATION   INTERNATIONAL
 PORTFOLIO         PORTFOLIO     PORTFOLIO   INDEX PORTFOLIO  GLOBAL PORTFOLIO  PORTFOLIO    STOCK PORTFOLIO STOCK PORTFOLIO
------------    --------------- -----------  ---------------- ---------------- ------------  --------------- ---------------
$283,060,593     $219,330,891   $10,005,062    $276,320,510     $59,072,342    $263,804,876    $53,030,568     $20,659,880
------------     ------------   -----------    ------------     -----------    ------------    -----------     -----------
$283,060,593     $219,330,891   $10,005,062    $276,320,510     $59,072,342    $263,804,876    $53,030,568     $20,659,880
============     ============   ===========    ============     ===========    ============    ===========     ===========

$283,060,593     $219,330,891   $10,005,062    $276,320,510     $59,072,342    $263,804,876    $53,030,568     $20,659,880
------------     ------------   -----------    ------------     -----------    ------------    -----------     -----------
$283,060,593     $219,330,891   $10,005,062    $276,320,510     $59,072,342    $263,804,876    $53,030,568     $20,659,880
============     ============   ===========    ============     ===========    ============    ===========     ===========

 154,554,980       59,815,434     1,344,833     169,900,405      39,339,355     156,398,185     19,186,425      16,365,412
============     ============   ===========    ============     ===========    ============    ===========     ===========

  17,769,027       44,489,025       261,570       8,780,442       3,487,151      11,341,568      3,119,445       1,739,047
$      15.93     $       4.93   $     38.25    $      31.47     $     16.94    $      23.26    $     17.00     $     11.88
$334,392,074     $235,316,651   $ 9,089,114    $279,808,327     $66,909,280    $252,872,982    $50,395,678     $22,586,069


                                                 SUBACCOUNTS (CONTINUED)
-------------------------------------------------------------------------------------------------------------------------
                                 PRUDENTIAL                                                    PRUDENTIAL
 PRUDENTIAL     PRUDENTIAL HIGH   NATURAL                                       PRUDENTIAL        SMALL       T. ROWE PRICE
   VALUE          YIELD BOND     RESOURCES   PRUDENTIAL STOCK    PRUDENTIAL      JENNISON    CAPITALIZATION   INTERNATIONAL
 PORTFOLIO         PORTFOLIO     PORTFOLIO   INDEX PORTFOLIO  GLOBAL PORTFOLIO  PORTFOLIO    STOCK PORTFOLIO STOCK PORTFOLIO
------------    --------------- -----------  ---------------- ---------------- ------------  --------------- ---------------
$  3,314,788     $ 17,457,520   $    25,254    $  4,841,325     $ 1,066,748    $    879,802    $   463,568     $   359,567
------------     ------------   -----------    ------------     -----------    ------------    -----------     -----------

   4,938,549        3,530,722       184,188       4,440,698       1,006,926       4,277,768        800,850         337,995
------------     ------------   -----------    ------------     -----------    ------------    -----------     -----------

  (1,623,761)      13,926,798      (158,934)        400,627          59,822      (3,397,966)      (337,282)         21,572
------------     ------------   -----------    ------------     -----------    ------------    -----------     -----------

           0                0             0               0               0               0        768,485               0
  (5,024,689)      (1,523,153)      689,319          18,144        (402,415)      4,568,260        650,646         225,904
 (14,627,047)      (4,105,143)   (3,321,980)      1,116,285      (5,106,244)     (3,189,625)    (1,511,159)     (3,615,512)
------------     ------------   -----------    ------------     -----------    ------------    -----------     -----------

 (19,651,736)      (5,628,296)   (2,632,661)      1,134,429      (5,508,659)      1,378,635        (92,028)     (3,389,608)
------------     ------------   -----------    ------------     -----------    ------------    -----------     -----------

$(21,275,497)    $  8,298,502   $(2,791,595)   $  1,535,056     $(5,448,837)   $ (2,019,331)   $  (429,310)    $(3,368,036)
============     ============   ===========    ============     ===========    ============    ===========     ===========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A2

                            FINANCIAL STATEMENTS OF
             PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF NET ASSETS
December 31, 2011

                                                                                 SUBACCOUNTS
                                               -------------------------------------------------------------------------------
                                                                                                  JANUS ASPEN
                                                                                  JANUS ASPEN      OVERSEAS
                                               T. ROWE PRICE                   JANUS PORTFOLIO -  PORTFOLIO -  MFS(R) RESEARCH
                                               EQUITY INCOME INVESCO V.I. CORE   INSTITUTIONAL   INSTITUTIONAL SERIES - INITIAL
                                                 PORTFOLIO      EQUITY FUND         SHARES          SHARES          CLASS
                                               ------------- ----------------- ----------------- ------------- ----------------
ASSETS
  Investment in the portfolios, at fair value.  $64,733,818     $86,494,336       $52,764,624    $ 96,776,335    $16,927,596
                                                -----------     -----------       -----------    ------------    -----------
  Net Assets..................................  $64,733,818     $86,494,336       $52,764,624    $ 96,776,335    $16,927,596
                                                ===========     ===========       ===========    ============    ===========

NET ASSETS, representing:
  Accumulation units..........................  $64,733,818     $86,494,336       $52,764,624    $ 96,776,335    $16,927,596
                                                -----------     -----------       -----------    ------------    -----------
                                                $64,733,818     $86,494,336       $52,764,624    $ 96,776,335    $16,927,596
                                                ===========     ===========       ===========    ============    ===========

  Units outstanding...........................   31,233,374      49,252,234        35,341,455      32,274,129     10,468,369
                                                ===========     ===========       ===========    ============    ===========

  Portfolio shares held.......................    3,333,358       3,237,063         2,310,185       2,536,732        901,363
  Portfolio net asset value per share.........  $     19.42     $     26.72       $     22.84    $      38.15    $     18.78
  Investment in portfolio shares, at cost.....  $64,784,776     $78,467,774       $60,097,123    $ 80,175,032    $15,357,120

STATEMENT OF OPERATIONS
For the year ended December 31, 2011
                                                                                 SUBACCOUNTS
                                               -------------------------------------------------------------------------------
                                                                                                  JANUS ASPEN
                                                                                  JANUS ASPEN      OVERSEAS
                                               T. ROWE PRICE                   JANUS PORTFOLIO -  PORTFOLIO -  MFS(R) RESEARCH
                                               EQUITY INCOME INVESCO V.I. CORE   INSTITUTIONAL   INSTITUTIONAL SERIES - INITIAL
                                                 PORTFOLIO      EQUITY FUND         SHARES          SHARES          CLASS
                                               ------------- ----------------- ----------------- ------------- ----------------
INVESTMENT INCOME
  Dividend income.............................  $ 1,196,608     $   899,384       $   348,410    $    627,220    $   156,162
                                                -----------     -----------       -----------    ------------    -----------

EXPENSES
  Charges to contract owners for assuming
   mortality risk and expense risk and for
   administration.............................      960,882       1,330,513           831,072       1,870,729        255,421
                                                -----------     -----------       -----------    ------------    -----------

NET INVESTMENT INCOME (LOSS)..................      235,726        (431,129)         (482,662)     (1,243,509)       (99,259)
                                                -----------     -----------       -----------    ------------    -----------

NET REALIZED AND UNREALIZED GAIN
   (LOSS) ON INVESTMENTS
  Capital gains distributions received........            0               0                 0       1,308,043              0
  Realized gain (loss) on shares redeemed.....      223,476       1,830,225          (782,889)      9,420,957        274,986
  Net change in unrealized gain (loss) on
   investments................................   (1,844,140)     (2,414,289)       (2,599,315)    (59,879,596)      (509,887)
                                                -----------     -----------       -----------    ------------    -----------

NET GAIN (LOSS) ON INVESTMENTS................   (1,620,664)       (584,064)       (3,382,204)    (49,150,596)      (234,901)
                                                -----------     -----------       -----------    ------------    -----------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS.................................  $(1,384,938)    $(1,015,193)      $(3,864,866)   $(50,394,105)   $  (334,160)
                                                ===========     ===========       ===========    ============    ===========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A3

                                                    SUBACCOUNTS (CONTINUED)
-------------------------------------------------------------------------------------------------------------------------------
                               FTVIP FRANKLIN
                                SMALL-MID CAP                                ALLIANCEBERNSTEIN
 MFS(R) GROWTH     AMERICAN        GROWTH         PRUDENTIAL                   VPS LARGE CAP    PRUDENTIAL SP     JANUS ASPEN
SERIES - INITIAL  CENTURY VP  SECURITIES FUND - JENNISON 20/20  DAVIS VALUE  GROWTH PORTFOLIO  SMALL CAP VALUE JANUS PORTFOLIO -
     CLASS        VALUE FUND       CLASS 2      FOCUS PORTFOLIO  PORTFOLIO        CLASS B         PORTFOLIO     SERVICE SHARES
---------------- -----------  ----------------- --------------- -----------  ----------------- --------------- -----------------
  $50,594,700    $24,680,892     $25,731,478      $48,159,599   $28,266,090     $4,531,724      $103,380,990      $10,839,280
  -----------    -----------     -----------      -----------   -----------     ----------      ------------      -----------
  $50,594,700    $24,680,892     $25,731,478      $48,159,599   $28,266,090     $4,531,724      $103,380,990      $10,839,280
  ===========    ===========     ===========      ===========   ===========     ==========      ============      ===========

  $50,594,700    $24,680,892     $25,731,478      $48,159,599   $28,266,090     $4,531,724      $103,380,990      $10,839,280
  -----------    -----------     -----------      -----------   -----------     ----------      ------------      -----------
  $50,594,700    $24,680,892     $25,731,478      $48,159,599   $28,266,090     $4,531,724      $103,380,990      $10,839,280
  ===========    ===========     ===========      ===========   ===========     ==========      ============      ===========

   30,886,054     12,508,696      14,859,811       29,075,628    27,280,316      7,628,132        62,060,033       11,018,784
  ===========    ===========     ===========      ===========   ===========     ==========      ============      ===========

    2,060,045      4,255,326       1,255,807        3,234,359     2,699,722        173,165         8,716,778          479,614
  $     24.56    $      5.80     $     20.49      $     14.89   $     10.47     $    26.17      $      11.86      $     22.60
  $47,347,086    $27,885,922     $27,261,942      $40,600,850   $29,032,531     $4,355,326      $104,320,510      $ 9,562,178


                                                    SUBACCOUNTS (CONTINUED)
-------------------------------------------------------------------------------------------------------------------------------
                               FTVIP FRANKLIN
                                SMALL-MID CAP                                ALLIANCEBERNSTEIN
 MFS(R) GROWTH     AMERICAN        GROWTH         PRUDENTIAL                   VPS LARGE CAP    PRUDENTIAL SP     JANUS ASPEN
SERIES - INITIAL  CENTURY VP  SECURITIES FUND - JENNISON 20/20  DAVIS VALUE  GROWTH PORTFOLIO  SMALL CAP VALUE JANUS PORTFOLIO -
     CLASS        VALUE FUND       CLASS 2      FOCUS PORTFOLIO  PORTFOLIO        CLASS B         PORTFOLIO     SERVICE SHARES
---------------- -----------  ----------------- --------------- -----------  ----------------- --------------- -----------------
  $   105,079    $   526,763     $         0      $    44,507   $   254,207     $    4,437      $    779,776      $    53,830
  -----------    -----------     -----------      -----------   -----------     ----------      ------------      -----------

      775,610        361,883         405,887          752,786       439,830         71,591         1,831,702          205,301
  -----------    -----------     -----------      -----------   -----------     ----------      ------------      -----------

     (670,531)       164,880        (405,887)        (708,279)     (185,623)       (67,154)       (1,051,926)        (151,471)
  -----------    -----------     -----------      -----------   -----------     ----------      ------------      -----------

            0              0               0                0     2,217,438              0                 0                0
      761,229       (472,977)        (54,024)       1,931,010       439,402         90,011           552,718          458,378
     (899,566)       169,663      (1,307,821)      (4,069,821)   (4,192,170)      (292,304)       (4,213,004)      (1,136,482)
  -----------    -----------     -----------      -----------   -----------     ----------      ------------      -----------

     (138,337)      (303,314)     (1,361,845)      (2,138,811)   (1,535,330)      (202,293)       (3,660,286)        (678,104)
  -----------    -----------     -----------      -----------   -----------     ----------      ------------      -----------

  $  (808,868)   $  (138,434)    $(1,767,732)     $(2,847,090)  $(1,720,953)    $ (269,447)     $ (4,712,212)     $  (829,575)
  ===========    ===========     ===========      ===========   ===========     ==========      ============      ===========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A4

                            FINANCIAL STATEMENTS OF
             PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF NET ASSETS
December 31, 2011

                                                                                SUBACCOUNTS
                                               ----------------------------------------------------------------------------
                                                PRUDENTIAL SP   PRUDENTIAL SP                                   AST GOLDMAN
                                               PRUDENTIAL U.S.  GROWTH ASSET   PRUDENTIAL SP    PRUDENTIAL SP   SACHS LARGE
                                                   EMERGING      ALLOCATION    INTERNATIONAL    INTERNATIONAL    CAP VALUE
                                               GROWTH PORTFOLIO  PORTFOLIO*   GROWTH PORTFOLIO VALUE PORTFOLIO   PORTFOLIO
                                               ---------------- ------------- ---------------- --------------- ------------
ASSETS
  Investment in the portfolios, at fair value.   $128,003,204    $         0    $41,591,579      $39,900,534   $ 86,331,576
                                                 ------------    -----------    -----------      -----------   ------------
  Net Assets..................................   $128,003,204    $         0    $41,591,579      $39,900,534   $ 86,331,576
                                                 ============    ===========    ===========      ===========   ============

NET ASSETS, representing:
  Accumulation units..........................   $128,003,204    $         0    $41,591,579      $39,900,534   $ 86,331,576
                                                 ------------    -----------    -----------      -----------   ------------
                                                 $128,003,204    $         0    $41,591,579      $39,900,534   $ 86,331,576
                                                 ============    ===========    ===========      ===========   ============

  Units outstanding...........................     69,627,130              0     35,231,858       29,946,196      9,454,926
                                                 ============    ===========    ===========      ===========   ============

  Portfolio shares held.......................     16,410,667              0      9,539,353        6,844,002      5,790,179
  Portfolio net asset value per share.........   $       7.80    $      0.00    $      4.36      $      5.83   $      14.91
  Investment in portfolio shares, at cost.....   $114,549,717    $         0    $59,456,078      $55,833,212   $ 87,659,053

STATEMENT OF OPERATIONS
For the year ended December 31, 2011
                                                                                SUBACCOUNTS
                                               ----------------------------------------------------------------------------
                                                PRUDENTIAL SP   PRUDENTIAL SP                                   AST GOLDMAN
                                               PRUDENTIAL U.S.  GROWTH ASSET   PRUDENTIAL SP    PRUDENTIAL SP   SACHS LARGE
                                                   EMERGING      ALLOCATION    INTERNATIONAL    INTERNATIONAL    CAP VALUE
                                               GROWTH PORTFOLIO  PORTFOLIO*   GROWTH PORTFOLIO VALUE PORTFOLIO   PORTFOLIO
                                               ---------------- ------------- ---------------- --------------- ------------
INVESTMENT INCOME
  Dividend income.............................   $    844,863    $         0    $   668,940      $ 1,227,004   $    837,899
                                                 ------------    -----------    -----------      -----------   ------------

EXPENSES
  Charges to contract owners for assuming
   mortality risk and expense risk and for
   administration.............................      2,299,176      3,867,271        814,751          806,272      1,283,161
                                                 ------------    -----------    -----------      -----------   ------------

NET INVESTMENT INCOME (LOSS)..................     (1,454,313)    (3,867,271)      (145,811)         420,732       (445,262)
                                                 ------------    -----------    -----------      -----------   ------------

NET REALIZED AND UNREALIZED GAIN
   (LOSS) ON INVESTMENTS
  Capital gains distributions received........      1,223,782              0              0                0              0
  Realized gain (loss) on shares redeemed.....      4,329,371     21,141,795     (3,058,173)      (2,654,708)    (6,037,352)
  Net change in unrealized gain (loss) on
   investments................................     (2,602,784)    19,518,597     (5,328,824)      (4,763,625)    (4,702,899)
                                                 ------------    -----------    -----------      -----------   ------------

NET GAIN (LOSS) ON INVESTMENTS................      2,950,369     40,660,392     (8,386,997)      (7,418,333)   (10,740,251)
                                                 ------------    -----------    -----------      -----------   ------------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS.................................   $  1,496,056    $36,793,121    $(8,532,808)     $(6,997,601)  $(11,185,513)
                                                 ============    ===========    ===========      ===========   ============

*  The subaccount is no longer available for investment as of December 31, 2011.

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A5

                                                   SUBACCOUNTS (CONTINUED)
----------------------------------------------------------------------------------------------------------------------------
                  AST SCHRODERS                 AST J.P. MORGAN                 AST NEUBERGER
  AST AMERICAN     MULTI-ASSET     AST COHEN &     STRATEGIC                    BERMAN SMALL-                 AST FEDERATED
CENTURY INCOME & WORLD STRATEGIES STEERS REALTY  OPPORTUNITIES   AST BLACKROCK   CAP GROWTH   AST HIGH YIELD    AGGRESSIVE
GROWTH PORTFOLIO    PORTFOLIO       PORTFOLIO      PORTFOLIO    VALUE PORTFOLIO  PORTFOLIO*     PORTFOLIO    GROWTH PORTFOLIO
---------------- ---------------- ------------- --------------- --------------- ------------- -------------- ----------------
  $73,988,299     $1,453,229,080   $87,242,676   $808,699,475     $54,138,903    $         0   $107,095,346    $ 59,776,807
  -----------     --------------   -----------   ------------     -----------    -----------   ------------    ------------
  $73,988,299     $1,453,229,080   $87,242,676   $808,699,475     $54,138,903    $         0   $107,095,346    $ 59,776,807
  ===========     ==============   ===========   ============     ===========    ===========   ============    ============

  $73,988,299     $1,453,229,080   $87,242,676   $808,699,475     $54,138,903    $         0   $107,095,346    $ 59,776,807
  -----------     --------------   -----------   ------------     -----------    -----------   ------------    ------------
  $73,988,299     $1,453,229,080   $87,242,676   $808,699,475     $54,138,903    $         0   $107,095,346    $ 59,776,807
  ===========     ==============   ===========   ============     ===========    ===========   ============    ============

    6,969,587        141,598,371     7,109,028     76,238,767       5,453,622              0      9,601,679       5,924,650
  ===========     ==============   ===========   ============     ===========    ===========   ============    ============

    5,673,949        114,068,217    13,505,058     62,689,882       6,361,798              0     14,853,723       7,453,467
  $     13.04     $        12.74   $      6.46   $      12.90     $      8.51    $      0.00   $       7.21    $       8.02
  $70,945,773     $1,467,180,618   $85,417,326   $785,766,188     $55,517,308    $         0   $106,696,971    $ 63,731,716


                                                   SUBACCOUNTS (CONTINUED)
----------------------------------------------------------------------------------------------------------------------------
                  AST SCHRODERS                 AST J.P. MORGAN                 AST NEUBERGER
  AST AMERICAN     MULTI-ASSET     AST COHEN &     STRATEGIC                    BERMAN SMALL-                 AST FEDERATED
CENTURY INCOME & WORLD STRATEGIES STEERS REALTY  OPPORTUNITIES   AST BLACKROCK   CAP GROWTH   AST HIGH YIELD    AGGRESSIVE
GROWTH PORTFOLIO    PORTFOLIO       PORTFOLIO      PORTFOLIO    VALUE PORTFOLIO  PORTFOLIO*     PORTFOLIO    GROWTH PORTFOLIO
---------------- ---------------- ------------- --------------- --------------- ------------- -------------- ----------------

  $   632,711     $   23,972,004   $   647,209   $  6,754,236     $   350,514    $         0   $  6,491,086    $    294,393
  -----------     --------------   -----------   ------------     -----------    -----------   ------------    ------------

    1,049,682         25,737,293     1,484,359     12,847,149         717,570        184,427      1,580,026       1,112,648
  -----------     --------------   -----------   ------------     -----------    -----------   ------------    ------------

     (416,971)        (1,765,289)     (837,150)    (6,092,913)       (367,056)      (184,427)     4,911,060        (818,255)
  -----------     --------------   -----------   ------------     -----------    -----------   ------------    ------------

            0         13,873,907             0              0               0              0              0               0
   (1,401,039)       (31,440,539)   (4,779,918)     3,191,430      (4,626,800)     7,630,577     (1,792,319)     (9,712,881)
     (851,129)      (110,292,703)    1,709,260    (22,030,615)       (314,958)    (3,488,762)    (3,142,457)     (9,395,968)
  -----------     --------------   -----------   ------------     -----------    -----------   ------------    ------------
   (2,252,168)      (127,859,335)   (3,070,658)   (18,839,185)     (4,941,758)     4,141,815     (4,934,776)    (19,108,849)
  -----------     --------------   -----------   ------------     -----------    -----------   ------------    ------------

  $(2,669,139)    $ (129,624,624)  $(3,907,808)  $(24,932,098)    $(5,308,814)   $ 3,957,388   $    (23,716)   $(19,927,104)
  ===========     ==============   ===========   ============     ===========    ===========   ============    ============

*  The subaccount is no longer available for investment as of December 31, 2011.

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A6

                            FINANCIAL STATEMENTS OF
             PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF NET ASSETS
December 31, 2011

                                                                                  SUBACCOUNTS
                                               --------------------------------------------------------------------------------
                                                                                 AST GOLDMAN
                                                                                    SACHS         AST GOLDMAN
                                                 AST MID-CAP    AST SMALL-CAP    CONCENTRATED    SACHS MID-CAP    AST LARGE-CAP
                                               VALUE PORTFOLIO VALUE PORTFOLIO GROWTH PORTFOLIO GROWTH PORTFOLIO VALUE PORTFOLIO
                                               --------------- --------------- ---------------- ---------------- ---------------
ASSETS
  Investment in the portfolios, at fair value.   $39,678,934     $45,405,237     $58,548,236      $ 93,020,418    $105,205,533
                                                 -----------     -----------     -----------      ------------    ------------
  Net Assets..................................   $39,678,934     $45,405,237     $58,548,236      $ 93,020,418    $105,205,533
                                                 ===========     ===========     ===========      ============    ============

NET ASSETS, representing:
  Accumulation units..........................   $39,678,934     $45,405,237     $58,548,236      $ 93,020,418    $105,205,533
                                                 -----------     -----------     -----------      ------------    ------------
                                                 $39,678,934     $45,405,237     $58,548,236      $ 93,020,418    $105,205,533
                                                 ===========     ===========     ===========      ============    ============

  Units outstanding...........................     3,654,808       4,291,191       5,660,773         8,275,740      12,016,442
                                                 ===========     ===========     ===========      ============    ============

  Portfolio shares held.......................     3,465,409       3,578,033       2,231,259        18,566,950       8,349,645
  Portfolio net asset value per share.........   $     11.45     $     12.69     $     26.24      $       5.01    $      12.60
  Investment in portfolio shares, at cost.....   $39,015,400     $44,671,207     $56,847,328      $ 91,111,066    $116,368,881

STATEMENT OF OPERATIONS
For the year ended December 31, 2011
                                                                                  SUBACCOUNTS
                                               --------------------------------------------------------------------------------
                                                                                 AST GOLDMAN
                                                                                    SACHS         AST GOLDMAN
                                                 AST MID-CAP    AST SMALL-CAP    CONCENTRATED    SACHS MID-CAP    AST LARGE-CAP
                                               VALUE PORTFOLIO VALUE PORTFOLIO GROWTH PORTFOLIO GROWTH PORTFOLIO VALUE PORTFOLIO
                                               --------------- --------------- ---------------- ---------------- ---------------
INVESTMENT INCOME
  Dividend income.............................   $   296,815     $   287,552     $   106,350      $          0    $  1,002,028
                                                 -----------     -----------     -----------      ------------    ------------

EXPENSES
  Charges to contract owners for assuming
   mortality risk and expense risk and for
   administration.............................       733,161         814,222       1,125,294         1,775,403       1,288,772
                                                 -----------     -----------     -----------      ------------    ------------

NET INVESTMENT INCOME (LOSS)..................      (436,346)       (526,670)     (1,018,944)       (1,775,403)       (286,744)
                                                 -----------     -----------     -----------      ------------    ------------

NET REALIZED AND UNREALIZED GAIN
   (LOSS) ON INVESTMENTS
  Capital gains distributions received........             0               0               0         6,085,586               0
  Realized gain (loss) on shares redeemed.....    (2,291,849)     (2,091,081)         55,282        (7,118,478)     (4,568,054)
  Net change in unrealized gain (loss) on
   investments................................    (3,243,340)     (4,159,165)     (6,320,145)      (10,861,651)       (819,842)
                                                 -----------     -----------     -----------      ------------    ------------

NET GAIN (LOSS) ON INVESTMENTS................    (5,535,189)     (6,250,246)     (6,264,863)      (11,894,543)     (5,387,896)
                                                 -----------     -----------     -----------      ------------    ------------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS.................................   $(5,971,535)    $(6,776,916)    $(7,283,807)     $(13,669,946)   $ (5,674,640)
                                                 ===========     ===========     ===========      ============    ============

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A7

                                                SUBACCOUNTS (CONTINUED)
----------------------------------------------------------------------------------------------------------------------
                                                              AST NEUBERGER                       AST
AST LORD ABBETT   AST MARSICO       AST       AST NEUBERGER    BERMAN/LSV      AST PIMCO     T. ROWE PRICE  AST QMA US
   CORE FIXED    CAPITAL GROWTH  MFS GROWTH   BERMAN MID-CAP  MID-CAP VALUE LIMITED MATURITY EQUITY INCOME EQUITY ALPHA
INCOME PORTFOLIO   PORTFOLIO     PORTFOLIO   GROWTH PORTFOLIO   PORTFOLIO    BOND PORTFOLIO    PORTFOLIO    PORTFOLIO
---------------- -------------- -----------  ---------------- ------------- ---------------- ------------- ------------
  $245,854,864    $117,840,825  $33,300,548    $100,644,730   $ 86,810,030    $164,142,598    $53,933,489  $27,992,365
  ------------    ------------  -----------    ------------   ------------    ------------    -----------  -----------
  $245,854,864    $117,840,825  $33,300,548    $100,644,730   $ 86,810,030    $164,142,598    $53,933,489  $27,992,365
  ============    ============  ===========    ============   ============    ============    ===========  ===========

  $245,854,864    $117,840,825  $33,300,548    $100,644,730   $ 86,810,030    $164,142,598    $53,933,489  $27,992,365
  ------------    ------------  -----------    ------------   ------------    ------------    -----------  -----------
  $245,854,864    $117,840,825  $33,300,548    $100,644,730   $ 86,810,030    $164,142,598    $53,933,489  $27,992,365
  ============    ============  ===========    ============   ============    ============    ===========  ===========

    20,912,041      11,182,192    3,218,197       8,614,440      8,186,522      15,356,638      5,793,434    2,688,164
  ============    ============  ===========    ============   ============    ============    ===========  ===========

    21,757,068       6,166,448    3,490,624       4,633,735      5,929,647      15,558,540      6,642,055    2,423,581
  $      11.30    $      19.11  $      9.54    $      21.72   $      14.64    $      10.55    $      8.12  $     11.55
  $238,506,646    $116,398,976  $32,428,005    $ 97,123,338   $ 85,632,667    $164,852,401    $53,494,640  $27,343,021


                                                SUBACCOUNTS (CONTINUED)
----------------------------------------------------------------------------------------------------------------------
                                                              AST NEUBERGER                       AST
AST LORD ABBETT   AST MARSICO       AST       AST NEUBERGER    BERMAN/LSV      AST PIMCO     T. ROWE PRICE  AST QMA US
   CORE FIXED    CAPITAL GROWTH  MFS GROWTH   BERMAN MID-CAP  MID-CAP VALUE LIMITED MATURITY EQUITY INCOME EQUITY ALPHA
INCOME PORTFOLIO   PORTFOLIO     PORTFOLIO   GROWTH PORTFOLIO   PORTFOLIO    BOND PORTFOLIO    PORTFOLIO    PORTFOLIO
---------------- -------------- -----------  ---------------- ------------- ---------------- ------------- ------------

  $  1,311,425    $    370,469  $   117,814    $          0   $    953,808    $  1,149,226    $   562,666  $   185,763
  ------------    ------------  -----------    ------------   ------------    ------------    -----------  -----------

     1,748,786       2,032,271      533,039       1,538,448      1,637,003       2,218,355        820,741      424,918
  ------------    ------------  -----------    ------------   ------------    ------------    -----------  -----------

      (437,361)     (1,661,802)    (415,225)     (1,538,448)      (683,195)     (1,069,129)      (258,075)    (239,155)
  ------------    ------------  -----------    ------------   ------------    ------------    -----------  -----------

             0               0            0               0              0       2,107,308              0            0
     2,223,162      (1,571,416)     (92,841)        (16,785)    (5,513,425)       (430,496)    (2,322,679)    (734,646)
     5,151,208      (6,299,604)  (1,865,905)     (5,915,307)    (6,465,566)        (43,486)    (2,157,358)    (318,308)
  ------------    ------------  -----------    ------------   ------------    ------------    -----------  -----------
     7,374,370      (7,871,020)  (1,958,746)     (5,932,092)   (11,978,991)      1,633,326     (4,480,037)  (1,052,954)
  ------------    ------------  -----------    ------------   ------------    ------------    -----------  -----------

  $  6,937,009    $ (9,532,822) $(2,373,971)   $ (7,470,540)  $(12,662,186)   $    564,197    $(4,738,112) $(1,292,109)
  ============    ============  ===========    ============   ============    ============    ===========  ===========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A8

                            FINANCIAL STATEMENTS OF
             PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF NET ASSETS
December 31, 2011

                                                                                SUBACCOUNTS
                                               ----------------------------------------------------------------------------
                                                AST T. ROWE    AST T. ROWE                                     AST T. ROWE
                                               PRICE NATURAL   PRICE ASSET                      AST JPMORGAN   PRICE GLOBAL
                                                 RESOURCES     ALLOCATION     AST MFS GLOBAL   INTERNATIONAL       BOND
                                                 PORTFOLIO      PORTFOLIO    EQUITY PORTFOLIO EQUITY PORTFOLIO  PORTFOLIO
                                               ------------- --------------  ---------------- ---------------- ------------
ASSETS
  Investment in the portfolios, at fair value. $220,749,203  $2,473,645,387    $ 87,581,103     $ 90,597,501   $113,538,785
                                               ------------  --------------    ------------     ------------   ------------
  Net Assets.................................. $220,749,203  $2,473,645,387    $ 87,581,103     $ 90,597,501   $113,538,785
                                               ============  ==============    ============     ============   ============

NET ASSETS, representing:
  Accumulation units.......................... $220,749,203  $2,473,645,387    $ 87,581,103     $ 90,597,501   $113,538,785
                                               ------------  --------------    ------------     ------------   ------------
                                               $220,749,203  $2,473,645,387    $ 87,581,103     $ 90,597,501   $113,538,785
                                               ============  ==============    ============     ============   ============

  Units outstanding...........................   21,580,986     229,101,436       8,288,403        9,784,710     10,425,673
                                               ============  ==============    ============     ============   ============

  Portfolio shares held.......................   11,551,502     143,733,027       8,964,289        4,868,216     10,219,513
  Portfolio net asset value per share......... $      19.11  $        17.21    $       9.77     $      18.61   $      11.11
  Investment in portfolio shares, at cost..... $243,494,846  $2,383,701,794    $ 88,429,221     $ 95,141,412   $113,961,386

STATEMENT OF OPERATIONS
For the year ended December 31, 2011
                                                                                SUBACCOUNTS
                                               ----------------------------------------------------------------------------
                                                AST T. ROWE    AST T. ROWE                                     AST T. ROWE
                                               PRICE NATURAL   PRICE ASSET                      AST JPMORGAN   PRICE GLOBAL
                                                 RESOURCES     ALLOCATION     AST MFS GLOBAL   INTERNATIONAL       BOND
                                                 PORTFOLIO      PORTFOLIO    EQUITY PORTFOLIO EQUITY PORTFOLIO  PORTFOLIO
                                               ------------- --------------  ---------------- ---------------- ------------
INVESTMENT INCOME
  Dividend income............................. $  1,653,883  $   23,551,090    $    442,558     $  1,480,001   $  2,394,570
                                               ------------  --------------    ------------     ------------   ------------

EXPENSES
  Charges to contract owners for assuming
   mortality risk and expense risk and for
   administration.............................    4,587,737      35,790,224       1,451,393        1,758,387      1,592,594
                                               ------------  --------------    ------------     ------------   ------------

NET INVESTMENT INCOME (LOSS)..................   (2,933,854)    (12,239,134)     (1,008,835)        (278,386)       801,976
                                               ------------  --------------    ------------     ------------   ------------

NET REALIZED AND UNREALIZED
   GAIN (LOSS) ON INVESTMENTS
  Capital gains distributions received........            0               0               0                0        669,467
  Realized gain (loss) on shares
   redeemed...................................  (21,424,084)    (23,561,430)     (3,065,557)      (8,244,379)       353,711
  Net change in unrealized gain (loss) on
   investments................................  (42,683,044)    (45,536,830)     (6,204,187)     (11,089,319)      (362,314)
                                               ------------  --------------    ------------     ------------   ------------

NET GAIN (LOSS) ON INVESTMENTS................  (64,107,128)    (69,098,260)     (9,269,744)     (19,333,698)       660,864
                                               ------------  --------------    ------------     ------------   ------------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS................................. $(67,040,982) $  (81,337,394)   $(10,278,579)    $(19,612,084)  $  1,462,840
                                               ============  ==============    ============     ============   ============

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A9

                                                   SUBACCOUNTS (CONTINUED)
----------------------------------------------------------------------------------------------------------------------------
     AST                         AST ACADEMIC                        AST                        AST FIRST TRUST
 WELLINGTON      AST CAPITAL      STRATEGIES     AST BALANCED    PRESERVATION   AST FIRST TRUST     CAPITAL
 MANAGEMENT      GROWTH ASSET       ASSET           ASSET           ASSET          BALANCED      APPRECIATION    AST ADVANCED
HEDGED EQUITY     ALLOCATION      ALLOCATION      ALLOCATION      ALLOCATION        TARGET          TARGET        STRATEGIES
  PORTFOLIO       PORTFOLIO       PORTFOLIO       PORTFOLIO       PORTFOLIO        PORTFOLIO       PORTFOLIO      PORTFOLIO
-------------   --------------  --------------  --------------  --------------  --------------- --------------- --------------
$265,955,531    $2,893,895,218  $2,725,760,213  $3,548,073,243  $2,869,172,693  $1,346,839,609  $1,485,878,707  $2,075,519,637
------------    --------------  --------------  --------------  --------------  --------------  --------------  --------------
$265,955,531    $2,893,895,218  $2,725,760,213  $3,548,073,243  $2,869,172,693  $1,346,839,609  $1,485,878,707  $2,075,519,637
============    ==============  ==============  ==============  ==============  ==============  ==============  ==============

$265,955,531    $2,893,895,218  $2,725,760,213  $3,548,073,243  $2,869,172,693  $1,346,839,609  $1,485,878,707  $2,075,519,637
------------    --------------  --------------  --------------  --------------  --------------  --------------  --------------
$265,955,531    $2,893,895,218  $2,725,760,213  $3,548,073,243  $2,869,172,693  $1,346,839,609  $1,485,878,707  $2,075,519,637
============    ==============  ==============  ==============  ==============  ==============  ==============  ==============

  29,415,891       287,988,840     269,021,934     339,582,149     264,390,353     130,049,406     148,843,360     193,663,052
============    ==============  ==============  ==============  ==============  ==============  ==============  ==============

  29,583,485       285,394,006     265,409,953     325,212,946     243,977,270     142,372,052     161,508,555     191,468,601
$       8.99    $        10.14  $        10.27  $        10.91  $        11.76  $         9.46  $         9.20  $        10.84
$263,390,810    $2,871,824,725  $2,710,752,078  $3,372,621,344  $2,710,549,863  $1,323,461,399  $1,496,074,538  $2,016,496,787


                                                   SUBACCOUNTS (CONTINUED)
----------------------------------------------------------------------------------------------------------------------------
     AST                         AST ACADEMIC                        AST                        AST FIRST TRUST
 WELLINGTON      AST CAPITAL      STRATEGIES     AST BALANCED    PRESERVATION   AST FIRST TRUST     CAPITAL
 MANAGEMENT      GROWTH ASSET       ASSET           ASSET           ASSET          BALANCED      APPRECIATION    AST ADVANCED
HEDGED EQUITY     ALLOCATION      ALLOCATION      ALLOCATION      ALLOCATION        TARGET          TARGET        STRATEGIES
  PORTFOLIO       PORTFOLIO       PORTFOLIO       PORTFOLIO       PORTFOLIO        PORTFOLIO       PORTFOLIO      PORTFOLIO
-------------   --------------  --------------  --------------  --------------  --------------- --------------- --------------
$    506,711    $   16,765,390  $   17,941,221  $   22,969,432  $   23,075,840  $   21,934,023  $   19,634,830  $   20,169,570
------------    --------------  --------------  --------------  --------------  --------------  --------------  --------------

   3,102,824        58,784,576      51,320,789      62,166,310      44,250,351      21,595,011      28,589,633      33,568,309
------------    --------------  --------------  --------------  --------------  --------------  --------------  --------------

  (2,596,113)      (42,019,186)    (33,379,568)    (39,196,878)    (21,174,511)        339,012      (8,954,803)    (13,398,739)
------------    --------------  --------------  --------------  --------------  --------------  --------------  --------------

           0                 0               0               0               0               0               0               0
  (1,567,286)      (16,206,064)    (21,159,293)     28,966,827      27,118,606     (23,367,311)    (60,826,394)    (18,773,736)
  (8,905,749)     (207,253,142)   (155,056,758)   (179,039,480)    (41,348,326)    (65,186,924)   (165,228,575)    (76,239,653)
------------    --------------  --------------  --------------  --------------  --------------  --------------  --------------

 (10,473,035)     (223,459,206)   (176,216,051)   (150,072,653)    (14,229,720)    (88,554,235)   (226,054,969)    (95,013,389)
------------    --------------  --------------  --------------  --------------  --------------  --------------  --------------

$(13,069,148)   $ (265,478,392) $ (209,595,619) $ (189,269,531) $  (35,404,231) $  (88,215,223) $ (235,009,772) $ (108,412,128)
============    ==============  ==============  ==============  ==============  ==============  ==============  ==============

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A10

                            FINANCIAL STATEMENTS OF
             PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF NET ASSETS
December 31, 2011

                                                                             SUBACCOUNTS
                                               -----------------------------------------------------------------------
                                                    AST
                                               T. ROWE PRICE                   AST            AST
                                                 LARGE-CAP       AST        SMALL-CAP     PIMCO TOTAL         AST
                                                  GROWTH     MONEY MARKET    GROWTH       RETURN BOND    INTERNATIONAL
                                                 PORTFOLIO    PORTFOLIO     PORTFOLIO      PORTFOLIO    VALUE PORTFOLIO
                                               ------------- ------------  -----------  --------------  ---------------
ASSETS
  Investment in the portfolios, at fair value. $173,496,539  $236,146,926  $91,234,103  $1,518,000,524   $ 43,195,863
                                               ------------  ------------  -----------  --------------   ------------
  Net Assets.................................. $173,496,539  $236,146,926  $91,234,103  $1,518,000,524   $ 43,195,863
                                               ============  ============  ===========  ==============   ============

NET ASSETS, representing:
  Accumulation units.......................... $173,496,539  $236,146,926  $91,234,103  $1,518,000,524   $ 43,195,863
                                               ------------  ------------  -----------  --------------   ------------
                                               $173,496,539  $236,146,926  $91,234,103  $1,518,000,524   $ 43,195,863
                                               ============  ============  ===========  ==============   ============

  Units outstanding...........................   16,189,549    24,015,202    7,585,608     139,943,096      4,762,994
                                               ============  ============  ===========  ==============   ============

  Portfolio shares held.......................   14,256,084   236,146,926    4,516,540     127,455,963      3,190,241
  Portfolio net asset value per share......... $      12.17  $       1.00  $     20.20  $        11.91   $      13.54
  Investment in portfolio shares, at cost..... $167,632,428  $236,146,926  $85,514,190  $1,522,158,351   $ 46,710,479

STATEMENT OF OPERATIONS
For the year ended December 31, 2011
                                                                             SUBACCOUNTS
                                               -----------------------------------------------------------------------
                                                    AST
                                               T. ROWE PRICE                   AST            AST
                                                 LARGE-CAP       AST        SMALL-CAP     PIMCO TOTAL         AST
                                                  GROWTH     MONEY MARKET    GROWTH       RETURN BOND    INTERNATIONAL
                                                 PORTFOLIO    PORTFOLIO     PORTFOLIO      PORTFOLIO    VALUE PORTFOLIO
                                               ------------- ------------  -----------  --------------  ---------------
INVESTMENT INCOME
  Dividend income............................. $          0  $     35,960  $         0  $   26,749,445   $    744,282
                                               ------------  ------------  -----------  --------------   ------------

EXPENSES
  Charges to contract owners for
   assuming mortality risk and expense
   risk and for administration................    3,091,621     3,023,289    1,571,296      24,275,358        824,249
                                               ------------  ------------  -----------  --------------   ------------

NET INVESTMENT INCOME (LOSS)..................   (3,091,621)   (2,987,329)  (1,571,296)      2,474,087        (79,967)
                                               ------------  ------------  -----------  --------------   ------------

NET REALIZED AND UNREALIZED
   GAIN (LOSS) ON INVESTMENTS
  Capital gains distributions received........            0             0            0      51,974,246              0
  Realized gain (loss) on shares
   redeemed...................................   (1,308,224)            0     (451,960)     (8,804,208)    (4,951,198)
  Net change in unrealized gain (loss) on
   investments................................  (13,857,020)            0   (6,987,997)    (23,889,764)    (5,888,431)
                                               ------------  ------------  -----------  --------------   ------------

NET GAIN (LOSS) ON INVESTMENTS................  (15,165,244)            0   (7,439,957)     19,280,274    (10,839,629)
                                               ------------  ------------  -----------  --------------   ------------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS................................. $(18,256,865) $ (2,987,329) $(9,011,253) $   21,754,361   $(10,919,596)
                                               ============  ============  ===========  ==============   ============

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A11

                                              SUBACCOUNTS (CONTINUED)
-------------------------------------------------------------------------------------------------------------------

     AST            NVIT          AST                                                                   AST PARAMETRIC
INTERNATIONAL    DEVELOPING    INVESTMENT      AST WESTERN      AST BOND       AST BOND    AST GLOBAL      EMERGING
   GROWTH         MARKETS      GRADE BOND    ASSET CORE PLUS   PORTFOLIO      PORTFOLIO    REAL ESTATE  MARKETS EQUITY
  PORTFOLIO         FUND       PORTFOLIO     BOND PORTFOLIO       2018           2019       PORTFOLIO     PORTFOLIO
-------------   -----------  --------------  --------------- -------------- -------------- -----------  --------------
$ 63,232,072    $13,856,365  $7,606,941,607   $263,296,951    $174,656,963   $11,027,158   $28,411,408   $123,992,821
------------    -----------  --------------   ------------    ------------   -----------   -----------   ------------
$ 63,232,072    $13,856,365  $7,606,941,607   $263,296,951    $174,656,963   $11,027,158   $28,411,408   $123,992,821
============    ===========  ==============   ============    ============   ===========   ===========   ============

$ 63,232,072    $13,856,365  $7,606,941,607   $263,296,951    $174,656,963   $11,027,158   $28,411,408   $123,992,821
------------    -----------  --------------   ------------    ------------   -----------   -----------   ------------
$ 63,232,072    $13,856,365  $7,606,941,607   $263,296,951    $174,656,963   $11,027,158   $28,411,408   $123,992,821
============    ===========  ==============   ============    ============   ===========   ===========   ============
   7,248,430      1,065,619     624,194,989     23,998,953      14,702,403       809,058     2,702,253     13,670,484
============    ===========  ==============   ============    ============   ===========   ===========   ============

   6,335,879      2,565,994   1,242,964,315     24,607,192      14,738,984       995,231     3,753,158     15,795,264
$       9.98    $      5.40  $         6.12   $      10.70    $      11.85   $     11.08   $      7.57   $       7.85
$ 66,593,700    $19,776,753  $7,453,107,306   $258,106,934    $169,264,390   $11,171,615   $28,903,915   $136,694,715


                                              SUBACCOUNTS (CONTINUED)
-------------------------------------------------------------------------------------------------------------------

     AST            NVIT                                                                                AST PARAMETRIC
INTERNATIONAL    DEVELOPING  AST INVESTMENT    AST WESTERN                                 AST GLOBAL      EMERGING
   GROWTH         MARKETS      GRADE BOND    ASSET CORE PLUS    AST BOND       AST BOND    REAL ESTATE  MARKETS EQUITY
  PORTFOLIO         FUND       PORTFOLIO     BOND PORTFOLIO  PORTFOLIO 2018 PORTFOLIO 2019  PORTFOLIO     PORTFOLIO
-------------   -----------  --------------  --------------- -------------- -------------- -----------  --------------
$    344,680    $    54,200  $   12,942,274   $  6,307,048    $    147,533   $   127,421   $   745,627   $  1,531,885
------------    -----------  --------------   ------------    ------------   -----------   -----------   ------------

     859,263        322,865      48,941,653      3,892,607       1,709,552       248,294       541,527      2,811,663
------------    -----------  --------------   ------------    ------------   -----------   -----------   ------------

    (514,583)      (268,665)    (35,999,379)     2,414,441      (1,562,019)     (120,873)      204,100     (1,279,778)
------------    -----------  --------------   ------------    ------------   -----------   -----------   ------------

           0              0      57,978,969      3,513,277       3,364,110     2,652,543             0              0
  (4,755,991)    (1,351,237)     (8,996,000)     2,248,143       1,219,236      (313,601)   (2,111,918)   (13,539,987)
  (6,418,714)    (3,333,373)    154,548,422      2,025,194       4,501,640      (503,158)   (2,792,256)   (30,211,989)
------------    -----------  --------------   ------------    ------------   -----------   -----------   ------------

 (11,174,705)    (4,684,610)    203,531,391      7,786,614       9,084,986     1,835,784    (4,904,174)   (43,751,976)
------------    -----------  --------------   ------------    ------------   -----------   -----------   ------------

$(11,689,288)   $(4,953,275) $  167,532,012   $ 10,201,055    $  7,522,967   $ 1,714,911   $(4,700,074)  $(45,031,754)
============    ===========  ==============   ============    ============   ===========   ===========   ============

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A12

                            FINANCIAL STATEMENTS OF
             PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF NET ASSETS
December 31, 2011

                                                                                SUBACCOUNTS
                                               -----------------------------------------------------------------------------

                                                  FRANKLIN                                         AST CLS      AST HORIZON
                                                TEMPLETON VIP    AST GOLDMAN    AST CLS GROWTH  MODERATE ASSET  GROWTH ASSET
                                               FOUNDING FUNDS  SACHS SMALL-CAP ASSET ALLOCATION   ALLOCATION     ALLOCATION
                                               ALLOCATION FUND VALUE PORTFOLIO    PORTFOLIO       PORTFOLIO      PORTFOLIO
                                               --------------- --------------- ---------------- --------------  ------------
ASSETS
  Investment in the portfolios, at fair value. $1,361,263,321    $99,212,647    $1,031,946,103  $1,292,495,096  $778,470,273
                                               --------------    -----------    --------------  --------------  ------------
  Net Assets.................................. $1,361,263,321    $99,212,647    $1,031,946,103  $1,292,495,096  $778,470,273
                                               ==============    ===========    ==============  ==============  ============

NET ASSETS, representing:
  Accumulation units.......................... $1,361,263,321    $99,212,647    $1,031,946,103  $1,292,495,096  $778,470,273
                                               --------------    -----------    --------------  --------------  ------------
                                               $1,361,263,321    $99,212,647    $1,031,946,103  $1,292,495,096  $778,470,273
                                               ==============    ===========    ==============  ==============  ============

  Units outstanding...........................    136,048,705      8,706,892       100,743,415     126,312,909    74,331,284
                                               ==============    ===========    ==============  ==============  ============

  Portfolio shares held.......................    179,349,581      9,421,904        99,801,364     134,634,906    80,754,178
  Portfolio net asset value per share......... $         7.59    $     10.53    $        10.34  $         9.60  $       9.64
  Investment in portfolio shares, at cost..... $1,341,457,639    $93,637,619    $1,019,583,856  $1,273,336,098  $772,348,910

STATEMENT OF OPERATIONS
For the year ended December 31, 2011
                                                                                SUBACCOUNTS
                                               -----------------------------------------------------------------------------

                                                  FRANKLIN                                         AST CLS      AST HORIZON
                                                TEMPLETON VIP    AST GOLDMAN    AST CLS GROWTH  MODERATE ASSET  GROWTH ASSET
                                               FOUNDING FUNDS  SACHS SMALL-CAP ASSET ALLOCATION   ALLOCATION     ALLOCATION
                                               ALLOCATION FUND VALUE PORTFOLIO    PORTFOLIO       PORTFOLIO      PORTFOLIO
                                               --------------- --------------- ---------------- --------------  ------------
INVESTMENT INCOME
  Dividend income............................. $      254,728    $   494,062    $    3,016,031  $    4,696,330  $  2,530,127
                                               --------------    -----------    --------------  --------------  ------------

EXPENSES
  Charges to contract owners for assuming
   mortality risk and expense risk and for
   administration.............................     24,083,222      1,666,970        17,579,897      19,566,480    12,347,417
                                               --------------    -----------    --------------  --------------  ------------

NET INVESTMENT INCOME (LOSS)..................    (23,828,494)    (1,172,908)      (14,563,866)    (14,870,150)   (9,817,290)
                                               --------------    -----------    --------------  --------------  ------------

NET REALIZED AND UNREALIZED GAIN
   (LOSS) ON INVESTMENTS
  Capital gains distributions received........              0              0        10,447,165      18,823,710    32,513,771
  Realized gain (loss) on shares
   redeemed...................................    (52,514,959)    (4,397,236)      (36,242,977)    (22,353,121)  (30,309,048)
  Net change in unrealized gain (loss) on
   investments................................    (59,183,445)    (4,384,738)      (71,741,590)    (66,055,507)  (49,167,076)
                                               --------------    -----------    --------------  --------------  ------------

NET GAIN (LOSS) ON INVESTMENTS................   (111,698,404)    (8,781,974)      (97,537,402)    (69,584,918)  (46,962,353)
                                               --------------    -----------    --------------  --------------  ------------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS................................. $ (135,526,898)   $(9,954,882)   $ (112,101,268) $  (84,455,068) $(56,779,643)
                                               ==============    ===========    ==============  ==============  ============

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A13

                                          SUBACCOUNTS (CONTINUED)
-----------------------------------------------------------------------------------------------------------
 AST HORIZON
  MODERATE
    ASSET       AST FI PYRAMIS(R) PROFUND VP   PROFUND VP
 ALLOCATION     ASSET ALLOCATION   CONSUMER  CONSUMER GOODS PROFUND VP PROFUND VP  PROFUND VP  PROFUND VP MID-
  PORTFOLIO         PORTFOLIO      SERVICES    PORTFOLIO    FINANCIALS HEALTH CARE INDUSTRIALS   CAP GROWTH
------------    ----------------- ---------- -------------- ---------- ----------- ----------- ---------------
$967,245,765      $603,154,421     $122,604     $358,247    $ 429,486   $693,261    $170,834      $325,787
------------      ------------     --------     --------    ---------   --------    --------      --------
$967,245,765      $603,154,421     $122,604     $358,247    $ 429,486   $693,261    $170,834      $325,787
============      ============     ========     ========    =========   ========    ========      ========

$967,245,765      $603,154,421     $122,604     $358,247    $ 429,486   $693,261    $170,834      $325,787
------------      ------------     --------     --------    ---------   --------    --------      --------
$967,245,765      $603,154,421     $122,604     $358,247    $ 429,486   $693,261    $170,834      $325,787
============      ============     ========     ========    =========   ========    ========      ========

  93,246,254        58,250,777       10,467       31,509       78,037     64,437      19,305        31,644
============      ============     ========     ========    =========   ========    ========      ========

  97,113,029        64,508,494        3,631        9,810       25,160     21,842       4,736         9,807
$       9.96      $       9.35     $  33.77     $  36.52    $   17.07   $  31.74    $  36.07      $  33.22
$961,262,685      $605,403,491     $118,718     $342,893    $ 433,140   $623,057    $154,918      $321,592


                                          SUBACCOUNTS (CONTINUED)
-----------------------------------------------------------------------------------------------------------
 AST HORIZON
  MODERATE
    ASSET       AST FI PYRAMIS(R) PROFUND VP   PROFUND VP
 ALLOCATION     ASSET ALLOCATION   CONSUMER  CONSUMER GOODS PROFUND VP PROFUND VP  PROFUND VP  PROFUND VP MID-
  PORTFOLIO         PORTFOLIO      SERVICES    PORTFOLIO    FINANCIALS HEALTH CARE INDUSTRIALS   CAP GROWTH
------------    ----------------- ---------- -------------- ---------- ----------- ----------- ---------------
$  4,243,440      $  1,250,615     $      0     $  1,679    $       0   $  2,549    $    860      $      0
------------      ------------     --------     --------    ---------   --------    --------      --------

  14,495,176         9,620,815        1,108        2,562       12,665     13,130       3,270         6,928
------------      ------------     --------     --------    ---------   --------    --------      --------

 (10,251,736)       (8,370,200)      (1,108)        (883)     (12,665)   (10,581)     (2,410)       (6,928)
------------      ------------     --------     --------    ---------   --------    --------      --------

  43,442,660        21,563,244            0            0            0          0           0             0
 (20,175,403)      (34,358,264)     (11,655)        (621)     (53,683)    33,807         (95)      (14,522)
 (57,101,570)      (38,777,131)      (6,395)      (1,198)    (112,339)    (3,994)    (22,957)      (69,492)
------------      ------------     --------     --------    ---------   --------    --------      --------

 (33,834,313)      (51,572,151)     (18,050)      (1,819)    (166,022)    29,813     (23,052)      (84,014)
------------      ------------     --------     --------    ---------   --------    --------      --------

$(44,086,049)     $(59,942,351)    $(19,158)    $ (2,702)   $(178,687)  $ 19,232    $(25,462)     $(90,942)
============      ============     ========     ========    =========   ========    ========      ========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A14

                            FINANCIAL STATEMENTS OF
             PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF NET ASSETS
December 31, 2011

                                                                         SUBACCOUNTS
                                               --------------------------------------------------------------
                                               PROFUND VP             PROFUND VP PROFUND VP
                                                MID-CAP   PROFUND VP  SMALL-CAP  SMALL-CAP      PROFUND VP
                                                 VALUE    REAL ESTATE   GROWTH     VALUE    TELECOMMUNICATIONS
                                               ---------- ----------- ---------- ---------- ------------------
ASSETS
  Investment in the portfolios, at fair value.  $665,093   $386,146    $403,047   $403,912       $132,597
                                                --------   --------    --------   --------       --------
  Net Assets..................................  $665,093   $386,146    $403,047   $403,912       $132,597
                                                ========   ========    ========   ========       ========

NET ASSETS, representing:
  Accumulation units..........................  $665,093   $386,146    $403,047   $403,912       $132,597
                                                --------   --------    --------   --------       --------
                                                $665,093   $386,146    $403,047   $403,912       $132,597
                                                ========   ========    ========   ========       ========

  Units outstanding...........................    66,431     42,775      36,951     39,460         14,600
                                                ========   ========    ========   ========       ========

  Portfolio shares held.......................    26,657      8,539      13,898     15,434         17,751
  Portfolio net asset value per share.........  $  24.95   $  45.22    $  29.00   $  26.17       $   7.47
  Investment in portfolio shares, at cost.....  $628,340   $338,676    $381,857   $381,773       $125,184

STATEMENT OF OPERATIONS
For the year ended December 31, 2011
                                                                         SUBACCOUNTS
                                               --------------------------------------------------------------
                                               PROFUND VP             PROFUND VP PROFUND VP
                                                MID-CAP   PROFUND VP  SMALL-CAP  SMALL-CAP      PROFUND VP
                                                 VALUE    REAL ESTATE   GROWTH     VALUE    TELECOMMUNICATIONS
                                               ---------- ----------- ---------- ---------- ------------------
INVESTMENT INCOME
  Dividend income.............................  $    670   $      0    $      0   $      0       $  8,246
                                                --------   --------    --------   --------       --------

EXPENSES
  Charges to contract owners for
   assuming mortality risk and expense
   risk and for administration................     6,278      8,599       6,831      3,569          3,253
                                                --------   --------    --------   --------       --------

NET INVESTMENT INCOME (LOSS)..................    (5,608)    (8,599)     (6,831)    (3,569)         4,993
                                                --------   --------    --------   --------       --------

NET REALIZED AND UNREALIZED
   GAIN (LOSS) ON INVESTMENTS
  Capital gains distributions received........         0          0         831          0              0
  Realized gain (loss) on shares
   redeemed...................................    15,163     56,390     (19,740)    (1,699)        (1,637)
  Net change in unrealized gain (loss) on
   investments................................   (45,692)   (69,755)    (52,034)   (14,895)       (14,458)
                                                --------   --------    --------   --------       --------

NET GAIN (LOSS) ON INVESTMENTS................   (30,529)   (13,365)    (70,943)   (16,594)       (16,095)
                                                --------   --------    --------   --------       --------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS.................................  $(36,137)  $(21,964)   $(77,774)  $(20,163)      $(11,102)
                                                ========   ========    ========   ========       ========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A15

                                        SUBACCOUNTS (CONTINUED)
-------------------------------------------------------------------------------------------------------
                                      AST          AST          CREDIT
                                   JENNISON     JENNISON     SUISSE TRUST
            PROFUND VP PROFUND VP  LARGE-CAP    LARGE-CAP    INTERNATIONAL
PROFUND VP  LARGE-CAP  LARGE-CAP     VALUE       GROWTH     EQUITY FLEX III    AST BOND       AST BOND
UTILITIES     GROWTH     VALUE     PORTFOLIO    PORTFOLIO     PORTFOLIO*    PORTFOLIO 2020 PORTFOLIO 2017
----------  ---------- ---------- -----------  -----------  --------------- -------------- --------------
 $588,644    $690,914   $850,786  $33,837,253  $32,383,935    $         0     $3,602,548    $173,608,249
 --------    --------   --------  -----------  -----------    -----------     ----------    ------------
 $588,644    $690,914   $850,786  $33,837,253  $32,383,935    $         0     $3,602,548    $173,608,249
 ========    ========   ========  ===========  ===========    ===========     ==========    ============

 $588,644    $690,914   $850,786  $33,837,253  $32,383,935    $         0     $3,602,548    $173,608,249
 --------    --------   --------  -----------  -----------    -----------     ----------    ------------
 $588,644    $690,914   $850,786  $33,837,253  $32,383,935    $         0     $3,602,548    $173,608,249
 ========    ========   ========  ===========  ===========    ===========     ==========    ============

   54,664      69,496     97,281    3,424,716    3,023,508              0        313,789      15,086,505
 ========    ========   ========  ===========  ===========    ===========     ==========    ============

   18,129      19,969     35,717    3,023,883    2,658,780              0        351,126      14,953,338
 $  32.47    $  34.60   $  23.82  $     11.19  $     12.18    $      0.00     $    10.26    $      11.61
 $521,872    $614,932   $818,712  $34,194,152  $32,366,941    $         0     $3,464,086    $170,222,737


                                        SUBACCOUNTS (CONTINUED)
-------------------------------------------------------------------------------------------------------
                                      AST          AST          CREDIT
                                   JENNISON     JENNISON     SUISSE TRUST
            PROFUND VP PROFUND VP  LARGE-CAP    LARGE-CAP    INTERNATIONAL
PROFUND VP  LARGE-CAP  LARGE-CAP     VALUE       GROWTH     EQUITY FLEX III    AST BOND       AST BOND
UTILITIES     GROWTH     VALUE     PORTFOLIO    PORTFOLIO     PORTFOLIO*    PORTFOLIO 2020 PORTFOLIO 2017
----------  ---------- ---------- -----------  -----------  --------------- -------------- --------------
 $  7,210    $      0   $  5,760  $   115,342  $         0    $   264,998     $  123,320    $     49,912
 --------    --------   --------  -----------  -----------    -----------     ----------    ------------

    5,727      11,034     12,364      596,496      463,441        103,073        190,209       1,429,979
 --------    --------   --------  -----------  -----------    -----------     ----------    ------------

    1,483     (11,034)    (6,604)    (481,154)    (463,441)       161,925        (66,889)     (1,380,067)
 --------    --------   --------  -----------  -----------    -----------     ----------    ------------

        0           0          0      129,050            0              0      1,536,534         356,403
   11,846      29,651    (42,359)  (2,793,497)    (954,647)      (435,076)        67,199         739,451
   37,775     (47,379)   (40,958)  (2,493,809)  (1,425,053)    (1,153,588)        13,305       3,411,695
 --------    --------   --------  -----------  -----------    -----------     ----------    ------------

   49,621     (17,728)   (83,317)  (5,158,256)  (2,379,700)    (1,588,664)     1,617,038       4,507,549
 --------    --------   --------  -----------  -----------    -----------     ----------    ------------

 $ 51,104    $(28,762)  $(89,921) $(5,639,410) $(2,843,141)   $(1,426,739)    $1,550,149    $  3,127,482
 ========    ========   ========  ===========  ===========    ===========     ==========    ============

*  The subaccount is no longer available for investment as of December 31, 2011.

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A16

                            FINANCIAL STATEMENTS OF
             PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF NET ASSETS
December 31, 2011

                                                                                 SUBACCOUNTS
                                               -------------------------------------------------------------------------------
                                                                WELLS FARGO     WELLS FARGO      WELLS FARGO     WELLS FARGO
                                                               ADVANTAGE VT     ADVANTAGE VT    ADVANTAGE VT     ADVANTAGE VT
                                                                CORE EQUITY    INTERNATIONAL    OMEGA GROWTH      SMALL CAP
                                                  AST BOND    PORTFOLIO SHARE EQUITY PORTFOLIO PORTFOLIO SHARE GROWTH PORTFOLIO
                                               PORTFOLIO 2021    CLASS 1*      SHARE CLASS 1       CLASS 1      SHARE CLASS 1
                                               -------------- --------------- ---------------- --------------- ----------------
ASSETS
  Investment in the portfolios, at fair value.  $232,734,063     $       0       $ 648,670       $1,249,300        $544,514
                                                ------------     ---------       ---------       ----------        --------
  Net Assets..................................  $232,734,063     $       0       $ 648,670       $1,249,300        $544,514
                                                ============     =========       =========       ==========        ========

NET ASSETS, representing:
  Accumulation units..........................  $232,734,063     $       0       $ 648,670       $1,249,300        $544,514
                                                ------------     ---------       ---------       ----------        --------
                                                $232,734,063     $       0       $ 648,670       $1,249,300        $544,514
                                                ============     =========       =========       ==========        ========

  Units outstanding...........................    18,356,147             0          52,493          682,604          47,275
                                                ============     =========       =========       ==========        ========

  Portfolio shares held.......................    17,277,956             0         135,990           54,842          70,624
  Portfolio net asset value per share.........  $      13.47     $    0.00       $    4.77       $    22.78        $   7.71
  Investment in portfolio shares, at cost.....  $218,478,801     $       0       $ 648,099       $1,059,695        $453,981

STATEMENT OF OPERATIONS
For the year ended December 31, 2011
                                                                                 SUBACCOUNTS
                                               -------------------------------------------------------------------------------
                                                                WELLS FARGO     WELLS FARGO      WELLS FARGO     WELLS FARGO
                                                               ADVANTAGE VT     ADVANTAGE VT    ADVANTAGE VT     ADVANTAGE VT
                                                                CORE EQUITY    INTERNATIONAL    OMEGA GROWTH      SMALL CAP
                                                  AST BOND    PORTFOLIO SHARE EQUITY PORTFOLIO PORTFOLIO SHARE GROWTH PORTFOLIO
                                               PORTFOLIO 2021    CLASS 1*      SHARE CLASS 1       CLASS 1      SHARE CLASS 1
                                               -------------- --------------- ---------------- --------------- ----------------
INVESTMENT INCOME
  Dividend income.............................  $     67,240     $  17,996       $   5,474       $        0        $      0
                                                ------------     ---------       ---------       ----------        --------

EXPENSES
  Charges to contract owners for
   assuming mortality risk and expense risk
   and for administration.....................     2,439,292        22,499          14,496           26,631          11,453
                                                ------------     ---------       ---------       ----------        --------

NET INVESTMENT INCOME (LOSS)..................    (2,372,052)       (4,503)         (9,022)         (26,631)        (11,453)
                                                ------------     ---------       ---------       ----------        --------

NET REALIZED AND UNREALIZED
   GAIN (LOSS) ON INVESTMENTS
  Capital gains distributions received........             0       381,228          38,520           13,281               0
  Realized gain (loss) on shares redeemed.....     6,295,875      (160,973)         23,264          134,548          58,190
  Net change in unrealized gain (loss) on
   investments................................    14,846,592      (393,326)       (175,830)        (203,172)        (88,021)
                                                ------------     ---------       ---------       ----------        --------

NET GAIN (LOSS) ON INVESTMENTS................    21,142,467      (173,071)       (114,046)         (55,343)        (29,831)
                                                ------------     ---------       ---------       ----------        --------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS.................................  $ 18,770,415     $(177,574)      $(123,068)      $  (81,974)       $(41,284)
                                                ============     =========       =========       ==========        ========

*  The subaccount is no longer available for investment as of December 31, 2011.

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A17

                                           SUBACCOUNTS (CONTINUED)
-------------------------------------------------------------------------------------------------------------
  WELLS FARGO
 ADVANTAGE VT                                                      WELLS FARGO
SMALL CAP VALUE                AST QUANTITATIVE   AST BLACKROCK    ADVANTAGE VT  AST PRUDENTIAL AST NEUBERGER
PORTFOLIO SHARE    AST BOND        MODELING     GLOBAL STRATEGIES  OPPORTUNITY     CORE BOND     BERMAN CORE
    CLASS 1     PORTFOLIO 2022    PORTFOLIO         PORTFOLIO     FUND - CLASS 1   PORTFOLIO    BOND PORTFOLIO
--------------- -------------- ---------------- ----------------- -------------- -------------- --------------
  $1,409,239     $84,496,267     $81,124,295      $816,028,974      $1,340,592    $11,039,255     $4,305,735
  ----------     -----------     -----------      ------------      ----------    -----------     ----------
  $1,409,239     $84,496,267     $81,124,295      $816,028,974      $1,340,592    $11,039,255     $4,305,735
  ==========     ===========     ===========      ============      ==========    ===========     ==========

  $1,409,239     $84,496,267     $81,124,295      $816,028,974      $1,340,592    $11,039,255     $4,305,735
  ----------     -----------     -----------      ------------      ----------    -----------     ----------
  $1,409,239     $84,496,267     $81,124,295      $816,028,974      $1,340,592    $11,039,255     $4,305,735
  ==========     ===========     ===========      ============      ==========    ===========     ==========

     130,611       7,050,755       9,115,978        89,095,942         125,255      1,096,258        427,636
  ==========     ===========     ===========      ============      ==========    ===========     ==========

     169,176       6,903,290       9,013,811        88,029,016          77,046      1,088,684        425,048
  $     8.33     $     12.24     $      9.00      $       9.27      $    17.40    $     10.14     $    10.13
  $1,260,028     $81,182,722     $82,625,631      $859,957,359      $1,272,423    $10,948,863     $4,273,548


                                           SUBACCOUNTS (CONTINUED)
-------------------------------------------------------------------------------------------------------------
  WELLS FARGO
 ADVANTAGE VT                                                      WELLS FARGO
SMALL CAP VALUE                AST QUANTITATIVE   AST BLACKROCK    ADVANTAGE VT  AST PRUDENTIAL AST NEUBERGER
PORTFOLIO SHARE    AST BOND        MODELING     GLOBAL STRATEGIES  OPPORTUNITY     CORE BOND     BERMAN CORE
    CLASS 1     PORTFOLIO 2022    PORTFOLIO         PORTFOLIO     FUND - CLASS 1   PORTFOLIO    BOND PORTFOLIO
--------------- -------------- ---------------- ----------------- -------------- -------------- --------------
  $   14,711     $         0     $         0      $          0      $        0    $         0     $        0
  ----------     -----------     -----------      ------------      ----------    -----------     ----------

      28,692         523,180         410,093         8,573,981           8,075         13,496          6,875
  ----------     -----------     -----------      ------------      ----------    -----------     ----------

     (13,981)       (523,180)       (410,093)       (8,573,981)         (8,075)       (13,496)        (6,875)
  ----------     -----------     -----------      ------------      ----------    -----------     ----------

           0               0               0                 0               0              0              0
     113,941         781,609         (28,323)       (7,687,566)          2,455           (136)        (2,189)
    (248,068)      3,313,545      (1,501,336)      (43,928,385)         68,169         90,392         32,187
  ----------     -----------     -----------      ------------      ----------    -----------     ----------

    (134,127)      4,095,154      (1,529,659)      (51,615,951)         70,624         90,256         29,998
  ----------     -----------     -----------      ------------      ----------    -----------     ----------

  $ (148,108)    $ 3,571,974     $(1,939,752)     $(60,189,932)     $   62,549    $    76,760     $   23,123
  ==========     ===========     ===========      ============      ==========    ===========     ==========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A18

                            FINANCIAL STATEMENTS OF
             PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the years ended December 31, 2011 and 2010

                                                                        SUBACCOUNTS
                                   ------------------------------------------------------------------------------------
                                      PRUDENTIAL MONEY MARKET    PRUDENTIAL DIVERSIFIED BOND      PRUDENTIAL EQUITY
                                             PORTFOLIO                    PORTFOLIO                   PORTFOLIO
                                   ----------------------------  --------------------------  --------------------------
                                     01/01/2011     01/01/2010    01/01/2011    01/01/2010    01/01/2011    01/01/2010
                                         TO             TO            TO            TO            TO            TO
                                     12/31/2011     12/31/2010    12/31/2011    12/31/2010    12/31/2011    12/31/2010
                                   -------------  -------------  ------------  ------------  ------------  ------------
OPERATIONS
  Net investment income
   (loss)......................... $  (3,211,144) $  (3,626,799) $  6,883,469  $  7,016,896  $ (1,631,756) $ (1,462,493)
  Capital gains distributions
   received.......................             0              0     5,480,515     3,233,084             0             0
  Realized gain (loss) on shares
   redeemed.......................             0              0     2,035,267     1,772,489    (1,520,114)   (5,687,945)
  Net change in unrealized gain
   (loss) on investments..........             0              0      (489,164)    9,664,813    (6,262,149)   28,662,419
                                   -------------  -------------  ------------  ------------  ------------  ------------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   OPERATIONS.....................    (3,211,144)    (3,626,799)   13,910,087    21,687,282    (9,414,019)   21,511,981
                                   -------------  -------------  ------------  ------------  ------------  ------------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net
   payments.......................     1,685,754      1,524,976       581,923       610,713       715,829       560,814
  Annuity Payments................    (3,008,457)    (1,073,400)   (1,354,983)   (1,192,494)     (796,788)     (630,780)
  Surrenders, withdrawals and
   death benefits.................   (59,838,743)   (68,717,394)  (27,927,476)  (32,080,001)  (25,937,020)  (24,417,857)
  Net transfers between other
   subaccounts or fixed rate
   option.........................    30,397,104     86,086,981     2,982,025     6,211,706    (5,529,436)   (3,216,029)
  Withdrawal and other
   charges........................      (304,157)      (328,972)      (87,945)      (93,953)     (236,059)     (263,070)
                                   -------------  -------------  ------------  ------------  ------------  ------------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   CONTRACT OWNER
   TRANSACTIONS...................   (31,068,499)    17,492,191   (25,806,456)  (26,544,029)  (31,783,474)  (27,966,922)
                                   -------------  -------------  ------------  ------------  ------------  ------------

TOTAL INCREASE
   (DECREASE) IN NET
   ASSETS.........................   (34,279,643)    13,865,392   (11,896,369)   (4,856,747)  (41,197,493)   (6,454,941)

NET ASSETS
  Beginning of period.............   242,079,645    228,214,253   242,276,536   247,133,283   229,570,316   236,025,257
                                   -------------  -------------  ------------  ------------  ------------  ------------
  End of period................... $ 207,800,002  $ 242,079,645  $230,380,167  $242,276,536  $188,372,823  $229,570,316
                                   =============  =============  ============  ============  ============  ============

  Beginning units.................   198,480,050    193,139,396   114,525,756   127,375,981   120,852,569   137,058,192
                                   -------------  -------------  ------------  ------------  ------------  ------------
  Units issued....................    90,308,372    148,653,668     8,196,841     9,656,151     2,973,594     4,063,477
  Units redeemed..................  (116,981,726)  (143,313,014)  (20,012,695)  (22,506,376)  (19,977,162)  (20,269,100)
                                   -------------  -------------  ------------  ------------  ------------  ------------
  Ending units....................   171,806,696    198,480,050   102,709,902   114,525,756   103,849,001   120,852,569
                                   =============  =============  ============  ============  ============  ============

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A19

                                          SUBACCOUNTS (CONTINUED)
------------------------------------------------------------------------------------------------------------
PRUDENTIAL FLEXIBLE MANAGED   PRUDENTIAL CONSERVATIVE       PRUDENTIAL VALUE       PRUDENTIAL HIGH YIELD BOND
        PORTFOLIO               BALANCED PORTFOLIO              PORTFOLIO                   PORTFOLIO
--------------------------   ------------------------  --------------------------  --------------------------
 01/01/2011     01/01/2010    01/01/2011   01/01/2010   01/01/2011    01/01/2010    01/01/2011    01/01/2010
     TO             TO            TO           TO           TO            TO            TO            TO
 12/31/2011     12/31/2010    12/31/2011   12/31/2010   12/31/2011    12/31/2010    12/31/2011    12/31/2010
-----------    -----------   -----------  -----------  ------------  ------------  ------------  ------------
$    82,760    $   126,167   $   193,067  $   240,236  $ (1,623,761) $ (1,548,142) $ 13,926,798  $ 16,830,622
          0              0             0            0             0             0             0             0
   (151,930)      (383,680)      185,786      (45,666)   (5,024,689)  (11,709,663)   (1,523,153)   (2,641,496)
    480,056      1,727,915       284,079    2,011,209   (14,627,047)   43,577,190    (4,105,143)   14,660,194
-----------    -----------   -----------  -----------  ------------  ------------  ------------  ------------

    410,886      1,470,402       662,932    2,205,779   (21,275,497)   30,319,385     8,298,502    28,849,320
-----------    -----------   -----------  -----------  ------------  ------------  ------------  ------------

     27,795         11,613        60,104       21,136       878,969     1,145,675       781,928       686,363
    (81,671)       (74,240)      (35,408)    (155,156)     (919,326)     (539,596)     (802,983)     (544,645)
 (1,708,814)    (1,755,335)   (2,862,479)  (3,382,561)  (40,494,144)  (35,253,515)  (31,041,271)  (31,930,585)
     88,468       (229,117)      (87,592)     100,429    (7,886,251)  129,236,877    (1,963,851)   (2,725,985)
          0              0             0            0      (541,218)     (476,274)     (363,536)     (389,674)
-----------    -----------   -----------  -----------  ------------  ------------  ------------  ------------

 (1,674,222)    (2,047,079)   (2,925,375)  (3,416,152)  (48,961,970)   94,113,167   (33,389,713)  (34,904,526)
-----------    -----------   -----------  -----------  ------------  ------------  ------------  ------------

 (1,263,336)      (576,677)   (2,262,443)  (1,210,373)  (70,237,467)  124,432,552   (25,091,211)   (6,055,206)

 14,822,202     15,398,879    22,490,631   23,701,004   353,298,060   228,865,508   244,422,102   250,477,308
-----------    -----------   -----------  -----------  ------------  ------------  ------------  ------------
$13,558,866    $14,822,202   $20,228,188  $22,490,631  $283,060,593  $353,298,060  $219,330,891  $244,422,102
===========    ===========   ===========  ===========  ============  ============  ============  ============

  7,981,886      9,161,800    12,139,774   14,097,671   180,227,613   112,546,024    67,908,416    77,866,851
-----------    -----------   -----------  -----------  ------------  ------------  ------------  ------------
    221,204        128,300       323,214      343,867     6,929,950   100,381,450     5,563,797     5,570,847
 (1,107,068)    (1,308,214)   (1,878,797)  (2,301,764)  (32,602,583)  (32,699,861)  (13,656,779)  (15,529,282)
-----------    -----------   -----------  -----------  ------------  ------------  ------------  ------------
  7,096,022      7,981,886    10,584,191   12,139,774   154,554,980   180,227,613    59,815,434    67,908,416
===========    ===========   ===========  ===========  ============  ============  ============  ============

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A20

                            FINANCIAL STATEMENTS OF
             PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the years ended December 31, 2011 and 2010

                                                                     SUBACCOUNTS
                                   ----------------------------------------------------------------------------------
                                   PRUDENTIAL NATURAL RESOURCES   PRUDENTIAL STOCK INDEX        PRUDENTIAL GLOBAL
                                           PORTFOLIO                     PORTFOLIO                  PORTFOLIO
                                   ---------------------------  --------------------------  -------------------------
                                    01/01/2011     01/01/2010    01/01/2011    01/01/2010    01/01/2011    01/01/2010
                                        TO             TO            TO            TO            TO            TO
                                    12/31/2011     12/31/2010    12/31/2011    12/31/2010    12/31/2011    12/31/2010
                                    -----------   -----------   ------------  ------------  ------------  -----------
OPERATIONS
  Net investment income
   (loss)......................... $  (158,934)   $  (131,834)  $    400,627  $    865,953  $     59,822  $    66,788
  Capital gains distributions
   received.......................           0              0              0             0             0            0
  Realized gain (loss) on shares
   redeemed.......................     689,319        204,884         18,144    (5,446,059)     (402,415)  (1,417,953)
  Net change in unrealized gain
   (loss) on investments..........  (3,321,980)     3,237,458      1,116,285    41,566,663    (5,106,244)   8,822,233
                                    -----------   -----------   ------------  ------------  ------------  -----------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   OPERATIONS.....................  (2,791,595)     3,310,508      1,535,056    36,986,557    (5,448,837)   7,471,068
                                    -----------   -----------   ------------  ------------  ------------  -----------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net
   payments.......................      14,459         27,396      1,255,423       862,386       298,224      206,666
  Annuity Payments................     (25,630)       (17,958)    (1,104,844)   (1,092,397)     (171,443)    (104,541)
  Surrenders, withdrawals and
   death benefits.................  (1,807,865)    (1,437,909)   (33,054,110)  (31,849,813)   (7,650,241)  (7,338,127)
  Net transfers between other
   subaccounts or fixed rate
   option.........................  (1,084,315)      (208,575)    (9,926,920)   (5,313,807)   (2,330,582)    (651,682)
  Withdrawal and other
   charges........................         (97)             0       (478,005)     (513,272)      (98,182)    (108,269)
                                    -----------   -----------   ------------  ------------  ------------  -----------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   CONTRACT OWNER
   TRANSACTIONS...................  (2,903,448)    (1,637,046)   (43,308,456)  (37,906,903)   (9,952,224)  (7,995,953)
                                    -----------   -----------   ------------  ------------  ------------  -----------

TOTAL INCREASE
   (DECREASE) IN NET
   ASSETS.........................  (5,695,043)     1,673,462    (41,773,400)     (920,346)  (15,401,061)    (524,885)

NET ASSETS
  Beginning of period.............  15,700,105     14,026,643    318,093,910   319,014,256    74,473,403   74,998,288
                                    -----------   -----------   ------------  ------------  ------------  -----------
  End of period................... $10,005,062    $15,700,105   $276,320,510  $318,093,910  $ 59,072,342  $74,473,403
                                    ===========   ===========   ============  ============  ============  ===========

  Beginning units.................   1,685,027      1,900,099    197,333,999   224,226,235    45,508,675   51,130,955
                                    -----------   -----------   ------------  ------------  ------------  -----------
  Units issued....................      49,742         81,577      8,494,144    11,355,101     1,968,706    2,443,544
  Units redeemed..................    (389,936)      (296,649)   (35,927,738)  (38,247,337)   (8,138,026)  (8,065,824)
                                    -----------   -----------   ------------  ------------  ------------  -----------
  Ending units....................   1,344,833      1,685,027    169,900,405   197,333,999    39,339,355   45,508,675
                                    ===========   ===========   ============  ============  ============  ===========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A21

                                         SUBACCOUNTS (CONTINUED)
------------------------------------------------------------------------------------------------------------------------
    PRUDENTIAL JENNISON       PRUDENTIAL SMALL CAPITALIZATION T. ROWE PRICE INTERNATIONAL STOCK T. ROWE PRICE EQUITY INCOME
         PORTFOLIO                 STOCK PORTFOLIO                    PORTFOLIO                         PORTFOLIO
--------------------------    ------------------------------  --------------------------------  --------------------------
 01/01/2011      01/01/2010    01/01/2011      01/01/2010      01/01/2011       01/01/2010       01/01/2011    01/01/2010
     TO              TO            TO              TO              TO               TO               TO            TO
 12/31/2011      12/31/2010    12/31/2011      12/31/2010      12/31/2011       12/31/2010       12/31/2011    12/31/2010
------------    ------------   -----------     -----------      -----------      -----------    -----------   -----------
$ (3,397,966)   $ (2,998,345) $  (337,282)    $  (320,933)    $    21,572      $  (115,480)     $   235,726   $   351,179
           0               0      768,485               0               0           77,453                0             0
   4,568,260      (2,066,766)     650,646        (741,434)        225,904         (188,612)         223,476      (713,331)
  (3,189,625)     33,352,576   (1,511,159)     13,407,491      (3,615,512)       3,252,169       (1,844,140)    9,170,854
------------    ------------   -----------     -----------      -----------      -----------    -----------   -----------

  (2,019,331)     28,287,465     (429,310)     12,345,124      (3,368,036)       3,025,530       (1,384,938)    8,808,702
------------    ------------   -----------     -----------      -----------      -----------    -----------   -----------

     840,619         664,947      158,569         172,141          36,102           46,308           86,201        63,749
    (902,626)       (604,216)    (228,140)        (64,360)       (120,937)         (53,895)        (218,012)     (161,648)
 (33,136,742)    (32,555,833)  (6,718,773)     (5,961,500)     (2,416,571)      (2,314,677)      (6,455,185)   (7,382,966)
  (9,960,768)     11,187,034   (1,760,388)        396,932        (566,185)         800,661         (780,648)      321,278
    (361,490)       (372,227)     (19,169)        (21,077)         (8,881)          (9,637)         (26,905)      (30,257)
------------    ------------   -----------     -----------      -----------      -----------    -----------   -----------

 (43,521,007)    (21,680,295)  (8,567,901)     (5,477,864)     (3,076,472)      (1,531,240)      (7,394,549)   (7,189,844)
------------    ------------   -----------     -----------      -----------      -----------    -----------   -----------

 (45,540,338)      6,607,170   (8,997,211)      6,867,260      (6,444,508)       1,494,290       (8,779,487)    1,618,858

 309,345,214     302,738,044   62,027,779      55,160,519      27,104,388       25,610,098       73,513,305    71,894,447
------------    ------------   -----------     -----------      -----------      -----------    -----------   -----------
$263,804,876    $309,345,214  $53,030,568     $62,027,779     $20,659,880      $27,104,388      $64,733,818   $73,513,305
============    ============   ===========     ===========      ===========      ===========    ===========   ===========

 182,467,612     193,983,301   22,233,629      24,532,895      18,468,757       19,690,211       34,754,545    38,561,067
------------    ------------   -----------     -----------      -----------      -----------    -----------   -----------
   5,319,519      22,702,037    1,240,309       1,835,739       1,330,336        2,512,209        1,540,578     2,193,477
 (31,388,946)    (34,217,726)  (4,287,513)     (4,135,005)     (3,433,681)      (3,733,663)      (5,061,749)   (5,999,999)
------------    ------------   -----------     -----------      -----------      -----------    -----------   -----------
 156,398,185     182,467,612   19,186,425      22,233,629      16,365,412       18,468,757       31,233,374    34,754,545
============    ============   ===========     ===========      ===========      ===========    ===========   ===========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A22

                            FINANCIAL STATEMENTS OF
             PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the years ended December 31, 2011 and 2010

                                                                      SUBACCOUNTS
                                   ----------------------------------------------------------------------------------------------
                                                                     JANUS ASPEN JANUS               JANUS ASPEN OVERSEAS
                                   INVESCO V.I. CORE EQUITY FUND PORTFOLIO - INSTITUTIONAL SHARES PORTFOLIO - INSTITUTIONAL SHARES
                                   ----------------------------  -------------------------------  -------------------------------
                                    01/01/2011     01/01/2010     01/01/2011       01/01/2010      01/01/2011       01/01/2010
                                        TO             TO             TO               TO              TO               TO
                                    12/31/2011     12/31/2010     12/31/2011       12/31/2010      12/31/2011       12/31/2010
                                   ------------   ------------    ------------     -----------     ------------     ------------
OPERATIONS
  Net investment income
   (loss)......................... $   (431,129)  $   (436,505)  $   (482,662)    $  (188,662)    $ (1,243,509)    $ (1,107,192)
  Capital gains distributions
   received.......................            0              0              0               0        1,308,043                0
  Realized gain (loss) on shares
   redeemed.......................    1,830,225        465,914       (782,889)     (1,582,081)       9,420,957        9,834,799
  Net change in unrealized gain
   (loss) on investments..........   (2,414,289)     7,470,681     (2,599,315)      9,340,871      (59,879,596)      24,341,809
                                   ------------   ------------    ------------     -----------     ------------     ------------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   OPERATIONS.....................   (1,015,193)     7,500,090     (3,864,866)      7,570,128      (50,394,105)      33,069,416
                                   ------------   ------------    ------------     -----------     ------------     ------------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net
   payments.......................      219,646        130,467        216,645         127,969          240,816          248,170
  Annuity Payments................     (529,470)      (263,157)      (212,300)       (102,429)        (340,422)        (327,997)
  Surrenders, withdrawals and
   death benefits.................   (9,924,201)   (10,734,700)    (6,198,036)     (6,473,567)     (14,935,818)     (15,813,044)
  Net transfers between other
   subaccounts or fixed rate
   option.........................   (3,003,730)    (1,940,096)    (1,829,434)       (489,299)      (4,402,807)      (5,002,136)
  Withdrawal and other
   charges........................      (48,662)       (54,251)       (34,235)        (38,459)         (51,948)         (63,073)
                                   ------------   ------------    ------------     -----------     ------------     ------------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   CONTRACT OWNER
   TRANSACTIONS...................  (13,286,417)   (12,861,737)    (8,057,360)     (6,975,785)     (19,490,179)     (20,958,080)
                                   ------------   ------------    ------------     -----------     ------------     ------------

TOTAL INCREASE
   (DECREASE) IN NET
   ASSETS.........................  (14,301,610)    (5,361,647)   (11,922,226)        594,343      (69,884,284)      12,111,336

NET ASSETS
  Beginning of period.............  100,795,946    106,157,593     64,686,850      64,092,507      166,660,619      154,549,283
                                   ------------   ------------    ------------     -----------     ------------     ------------
  End of period................... $ 86,494,336   $100,795,946   $ 52,764,624     $64,686,850     $ 96,776,335     $166,660,619
                                   ============   ============    ============     ===========     ============     ============

  Beginning units.................   56,457,217     64,231,154     40,445,401      45,285,739       37,126,904       42,555,453
                                   ------------   ------------    ------------     -----------     ------------     ------------
  Units issued....................    1,077,054      1,483,566        979,438       1,574,553        2,604,859        2,293,196
  Units redeemed..................   (8,282,037)    (9,257,503)    (6,083,384)     (6,414,891)      (7,457,634)      (7,721,745)
                                   ------------   ------------    ------------     -----------     ------------     ------------
  Ending units....................   49,252,234     56,457,217     35,341,455      40,445,401       32,274,129       37,126,904
                                   ============   ============    ============     ===========     ============     ============

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A23

                                        SUBACCOUNTS (CONTINUED)
---------------------------------------------------------------------------------------------------------------------
                                                                                          FTVIP FRANKLIN SMALL-MID CAP
MFS(R) RESEARCH SERIES - INITIAL MFS(R) GROWTH SERIES - INITIAL AMERICAN CENTURY VP VALUE     GROWTH SECURITIES
          CLASS                            CLASS                          FUND                 FUND - CLASS 2
-------------------------------  -----------------------------  ------------------------  ---------------------------
 01/01/2011       01/01/2010      01/01/2011      01/01/2010     01/01/2011   01/01/2010   01/01/2011     01/01/2010
     TO               TO              TO              TO             TO           TO           TO             TO
 12/31/2011       12/31/2010      12/31/2011      12/31/2010     12/31/2011   12/31/2010   12/31/2011     12/31/2010
  -----------     -----------     -----------     -----------   -----------  -----------   -----------   -----------
$   (99,259)     $   (84,140)    $  (670,531)    $  (716,552)   $   164,880  $   208,981  $  (405,887)   $  (377,184)
          0                0               0               0              0            0            0              0
    274,986          (17,579)        761,229        (450,836)      (472,977)    (773,562)     (54,024)      (686,301)
   (509,887)       2,554,619        (899,566)      8,389,481        169,663    3,462,698   (1,307,821)     7,421,490
  -----------     -----------     -----------     -----------   -----------  -----------   -----------   -----------

   (334,160)       2,452,900        (808,868)      7,222,093       (138,434)   2,898,117   (1,767,732)     6,358,005
  -----------     -----------     -----------     -----------   -----------  -----------   -----------   -----------

     41,784           32,401         126,270         138,742         69,825       31,333       82,938         35,733
     (3,612)         (89,622)       (125,150)       (178,215)      (122,171)     (17,148)     (80,193)       (23,700)
 (1,867,187)      (2,316,135)     (6,022,522)     (5,977,638)    (2,363,318)  (2,598,485)  (2,994,760)    (2,518,407)
   (267,535)        (167,368)     (1,867,628)       (865,273)        26,025      281,032      (58,229)       455,927
     (8,329)          (9,736)        (29,999)        (33,089)       (10,038)     (10,772)     (13,115)       (13,373)
  -----------     -----------     -----------     -----------   -----------  -----------   -----------   -----------

 (2,104,879)      (2,550,460)     (7,919,029)     (6,915,473)    (2,399,677)  (2,314,040)  (3,063,359)    (2,063,820)
  -----------     -----------     -----------     -----------   -----------  -----------   -----------   -----------

 (2,439,039)         (97,560)     (8,727,897)        306,620     (2,538,111)     584,077   (4,831,091)     4,294,185

 19,366,635       19,464,195      59,322,597      59,015,977     27,219,003   26,634,926   30,562,569     26,268,384
  -----------     -----------     -----------     -----------   -----------  -----------   -----------   -----------
$16,927,596      $19,366,635     $50,594,700     $59,322,597    $24,680,892  $27,219,003  $25,731,478    $30,562,569
  ===========     ===========     ===========     ===========   ===========  ===========   ===========   ===========

 11,770,106       13,510,884      35,471,042      40,131,884     13,741,831   15,043,347   16,565,613     17,917,739
  -----------     -----------     -----------     -----------   -----------  -----------   -----------   -----------
    399,051          527,254       1,228,934       1,232,928        885,872    1,050,171    1,733,050      1,413,513
 (1,700,788)      (2,268,032)     (5,813,922)     (5,893,770)    (2,119,007)  (2,351,687)  (3,438,852)    (2,765,639)
  -----------     -----------     -----------     -----------   -----------  -----------   -----------   -----------
 10,468,369       11,770,106      30,886,054      35,471,042     12,508,696   13,741,831   14,859,811     16,565,613
  ===========     ===========     ===========     ===========   ===========  ===========   ===========   ===========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A24

                            FINANCIAL STATEMENTS OF
             PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the years ended December 31, 2011 and 2010

                                                                    SUBACCOUNTS
                                   ----------------------------------------------------------------------------
                                                                                           ALLIANCEBERNSTEIN
                                   PRUDENTIAL JENNISON 20/20                             VPS LARGE CAP GROWTH
                                        FOCUS PORTFOLIO        DAVIS VALUE PORTFOLIO       PORTFOLIO CLASS B
                                   ------------------------  ------------------------  ------------------------
                                    01/01/2011   01/01/2010   01/01/2011   01/01/2010   01/01/2011   01/01/2010
                                        TO           TO           TO           TO           TO           TO
                                    12/31/2011   12/31/2010   12/31/2011   12/31/2010   12/31/2011   12/31/2010
                                   -----------  -----------  -----------  -----------  -----------  -----------
OPERATIONS
  Net investment income
   (loss)......................... $  (708,279) $  (754,303) $  (185,623) $   (29,219) $   (67,154) $   (57,055)
  Capital gains distributions
   received.......................           0            0    2,217,438            0            0            0
  Realized gain (loss) on shares
   redeemed.......................   1,931,010      953,018      439,402       67,153       90,011      (25,033)
  Net change in unrealized gain
   (loss) on investments..........  (4,069,821)   2,827,922   (4,192,170)   3,406,130     (292,304)     436,723
                                   -----------  -----------  -----------  -----------  -----------  -----------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   OPERATIONS.....................  (2,847,090)   3,026,637   (1,720,953)   3,444,064     (269,447)     354,635
                                   -----------  -----------  -----------  -----------  -----------  -----------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net
   payments.......................     191,582      142,358       38,707       76,633       28,894        1,080
  Annuity Payments................     (94,016)     (99,303)    (125,347)     (52,769)     (38,340)     (13,020)
  Surrenders, withdrawals and
   death benefits.................  (4,566,566)  (5,218,514)  (3,139,325)  (3,059,678)    (519,478)    (540,866)
  Net transfers between other
   subaccounts or fixed rate
   option.........................    (729,000)    (438,527)    (854,802)    (534,574)     136,912     (159,683)
  Withdrawal and other
   charges........................     (20,133)     (23,175)     (11,112)     (12,532)      (2,343)      (2,025)
                                   -----------  -----------  -----------  -----------  -----------  -----------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   CONTRACT OWNER
   TRANSACTIONS...................  (5,218,133)  (5,637,161)  (4,091,879)  (3,582,920)    (394,355)    (714,514)
                                   -----------  -----------  -----------  -----------  -----------  -----------

TOTAL INCREASE
   (DECREASE) IN NET
   ASSETS.........................  (8,065,223)  (2,610,524)  (5,812,832)    (138,856)    (663,802)    (359,879)

NET ASSETS
  Beginning of period.............  56,224,822   58,835,346   34,078,922   34,217,778    5,195,526    5,555,405
                                   -----------  -----------  -----------  -----------  -----------  -----------
  End of period................... $48,159,599  $56,224,822  $28,266,090  $34,078,922  $ 4,531,724  $ 5,195,526
                                   ===========  ===========  ===========  ===========  ===========  ===========

  Beginning units.................  32,077,679   35,691,676   31,082,791   34,701,087    8,340,614    9,659,067
                                   -----------  -----------  -----------  -----------  -----------  -----------
  Units issued....................   3,740,387    3,696,040    1,074,079    2,449,155    1,368,372      984,974
  Units redeemed..................  (6,742,438)  (7,310,037)  (4,876,554)  (6,067,451)  (2,080,854)  (2,303,427)
                                   -----------  -----------  -----------  -----------  -----------  -----------
  Ending units....................  29,075,628   32,077,679   27,280,316   31,082,791    7,628,132    8,340,614
                                   ===========  ===========  ===========  ===========  ===========  ===========

** Date subaccount was no longer available for investment

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A25

                                           SUBACCOUNTS (CONTINUED)
-----------------------------------------------------------------------------------------------------------------
PRUDENTIAL SP SMALL CAP VALUE      JANUS ASPEN JANUS      PRUDENTIAL SP PRUDENTIAL U.S.  PRUDENTIAL SP GROWTH ASSET
         PORTFOLIO             PORTFOLIO - SERVICE SHARES  EMERGING GROWTH PORTFOLIO        ALLOCATION PORTFOLIO
----------------------------   ------------------------   ----------------------------  ---------------------------
 01/01/2011      01/01/2010     01/01/2011    01/01/2010   01/01/2011     01/01/2010      01/01/2011    01/01/2010
     TO              TO             TO            TO           TO             TO              TO            TO
 12/31/2011      12/31/2010     12/31/2011    12/31/2010   12/31/2011     12/31/2010     04/29/2011**   12/31/2010
------------    ------------   -----------   -----------  ------------   ------------   -------------  ------------
$ (1,051,926)   $ (1,128,368)  $  (151,471)  $  (179,663) $ (1,454,313)  $ (1,549,390)  $  (3,867,271) $    654,508
           0               0             0             0     1,223,782              0               0             0
     552,718      (3,205,966)      458,378       291,174     4,329,371       (366,282)     21,141,795   (10,522,930)
  (4,213,004)     30,289,967    (1,136,482)    1,498,035    (2,602,784)    22,851,773      19,518,597    78,394,403
------------    ------------   -----------   -----------  ------------   ------------   -------------  ------------

  (4,712,212)     25,955,633      (829,575)    1,609,546     1,496,056     20,936,101      36,793,121    68,525,981
------------    ------------   -----------   -----------  ------------   ------------   -------------  ------------

     302,414         355,982        49,159        90,180       400,309        420,022       1,024,912     3,352,764
    (241,728)       (150,015)       (6,316)      (36,101)     (394,353)      (205,346)       (670,343)     (434,480)
 (13,989,963)    (13,076,606)   (1,964,355)   (1,578,033)  (20,212,727)   (14,341,659)    (23,840,495)  (52,962,282)
  (4,683,943)     (4,715,019)     (368,371)   (1,040,860)   (8,150,159)    52,581,810    (648,590,204)  (17,529,368)
    (326,400)       (353,864)      (39,612)      (44,777)     (425,214)      (385,059)       (550,077)   (1,753,876)
------------    ------------   -----------   -----------  ------------   ------------   -------------  ------------

 (18,939,620)    (17,939,522)   (2,329,495)   (2,609,591)  (28,782,144)    38,069,768    (672,626,207)  (69,327,242)
------------    ------------   -----------   -----------  ------------   ------------   -------------  ------------

 (23,651,832)      8,016,111    (3,159,070)   (1,000,045)  (27,286,088)    59,005,869    (635,833,086)     (801,261)

 127,032,822     119,016,711    13,998,350    14,998,395   155,289,292     96,283,423     635,833,086   636,634,347
------------    ------------   -----------   -----------  ------------   ------------   -------------  ------------
$103,380,990    $127,032,822   $10,839,280   $13,998,350  $128,003,204   $155,289,292   $           0  $635,833,086
============    ============   ===========   ===========  ============   ============   =============  ============

  72,892,210      84,746,667    13,322,774    16,117,072    84,601,871     63,067,839     314,272,056   358,633,447
------------    ------------   -----------   -----------  ------------   ------------   -------------  ------------
   3,850,151       6,052,711       456,056       536,501     4,536,583     38,261,180       2,439,986     6,810,756
 (14,682,328)    (17,907,168)   (2,760,046)   (3,330,799)  (19,511,324)   (16,727,148)   (316,712,042)  (51,172,147)
------------    ------------   -----------   -----------  ------------   ------------   -------------  ------------
  62,060,033      72,892,210    11,018,784    13,322,774    69,627,130     84,601,871               0   314,272,056
============    ============   ===========   ===========  ============   ============   =============  ============

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A26

                            FINANCIAL STATEMENTS OF
             PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the years ended December 31, 2011 and 2010

                                                                     SUBACCOUNTS
                                   -------------------------------------------------------------------------------
                                   PRUDENTIAL SP INTERNATIONAL PRUDENTIAL SP INTERNATIONAL  AST GOLDMAN SACHS LARGE
                                        GROWTH PORTFOLIO            VALUE PORTFOLIO           CAP VALUE PORTFOLIO
                                   -------------------------   -------------------------   -------------------------
                                    01/01/2011     01/01/2010   01/01/2011     01/01/2010   01/01/2011    01/01/2010
                                        TO             TO           TO             TO           TO            TO
                                    12/31/2011     12/31/2010   12/31/2011     12/31/2010   12/31/2011    12/31/2010
                                   ------------   -----------  ------------   -----------  ------------  -----------
OPERATIONS
  Net investment income
   (loss)......................... $   (145,811)  $   (41,871) $    420,732   $   297,776  $   (445,262) $  (118,559)
  Capital gains distributions
   received.......................            0             0             0             0             0            0
  Realized gain (loss) on shares
   redeemed.......................   (3,058,173)   (4,150,829)   (2,654,708)   (3,527,991)   (6,037,352)    (596,158)
  Net change in unrealized gain
   (loss) on investments..........   (5,328,824)   10,456,066    (4,763,625)    7,700,471    (4,702,899)   5,785,081
                                   ------------   -----------  ------------   -----------  ------------  -----------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   OPERATIONS.....................   (8,532,808)    6,263,366    (6,997,601)    4,470,256   (11,185,513)   5,070,364
                                   ------------   -----------  ------------   -----------  ------------  -----------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net
   payments.......................      126,007       178,434       172,141       175,580    49,003,657   30,143,475
  Annuity Payments................      (85,864)       (4,259)      (74,526)      (48,914)         (779)           0
  Surrenders, withdrawals and
   death benefits.................   (6,518,118)   (5,596,598)   (6,437,172)   (6,388,274)   (1,313,896)    (851,876)
  Net transfers between other
   subaccounts or fixed rate
   option.........................   (1,737,718)   (1,824,976)   (1,225,425)   (1,374,888)  (10,280,925)   4,798,177
  Withdrawal and other
   charges........................     (138,151)     (150,016)     (149,951)     (164,731)     (462,473)    (179,663)
                                   ------------   -----------  ------------   -----------  ------------  -----------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   CONTRACT OWNER
   TRANSACTIONS...................   (8,353,844)   (7,397,415)   (7,714,933)   (7,801,227)   36,945,584   33,910,113
                                   ------------   -----------  ------------   -----------  ------------  -----------

TOTAL INCREASE
   (DECREASE) IN NET
   ASSETS.........................  (16,886,652)   (1,134,049)  (14,712,534)   (3,330,971)   25,760,071   38,980,477

NET ASSETS
  Beginning of period.............   58,478,231    59,612,280    54,613,068    57,944,039    60,571,505   21,591,028
                                   ------------   -----------  ------------   -----------  ------------  -----------
  End of period................... $ 41,591,579   $58,478,231  $ 39,900,534   $54,613,068  $ 86,331,576  $60,571,505
                                   ============   ===========  ============   ===========  ============  ===========

  Beginning units.................   41,903,584    48,242,481    35,175,295    41,016,095     6,153,488    2,659,507
                                   ------------   -----------  ------------   -----------  ------------  -----------
  Units issued....................    2,686,430     3,331,195     3,035,572     2,675,236    12,237,351    4,957,220
  Units redeemed..................   (9,358,156)   (9,670,092)   (8,264,671)   (8,516,036)   (8,935,913)  (1,463,239)
                                   ------------   -----------  ------------   -----------  ------------  -----------
  Ending units....................   35,231,858    41,903,584    29,946,196    35,175,295     9,454,926    6,153,488
                                   ============   ===========  ============   ===========  ============  ===========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A27

                                            SUBACCOUNTS (CONTINUED)
---------------------------------------------------------------------------------------------------------------
  AST AMERICAN CENTURY      AST SCHRODERS MULTI-ASSET WORLD AST COHEN & STEERS REALTY   AST J.P. MORGAN STRATEGIC
INCOME & GROWTH PORTFOLIO        STRATEGIES PORTFOLIO               PORTFOLIO            OPPORTUNITIES PORTFOLIO
------------------------    ------------------------------  -------------------------  --------------------------
 01/01/2011     01/01/2010    01/01/2011      01/01/2010     01/01/2011    01/01/2010   01/01/2011    01/01/2010
     TO             TO            TO              TO             TO            TO           TO            TO
 12/31/2011     12/31/2010    12/31/2011      12/31/2010     12/31/2011    12/31/2010   12/31/2011    12/31/2010
-----------    -----------  --------------  --------------  ------------  -----------  ------------  ------------
$  (416,971)   $  (134,681) $   (1,765,289) $   (6,096,495) $   (837,150) $  (118,739) $ (6,092,913) $ (5,004,664)
          0              0      13,873,907               0             0            0             0             0
 (1,401,039)       (32,679)    (31,440,539)      1,123,369    (4,779,918)  (1,730,120)    3,191,430     2,465,389
   (851,129)     4,135,949    (110,292,703)     82,400,245     1,709,260    9,187,784   (22,030,615)   29,522,333
-----------    -----------  --------------  --------------  ------------  -----------  ------------  ------------

 (2,669,139)     3,968,589    (129,624,624)     77,427,119    (3,907,808)   7,338,925   (24,932,098)   26,983,058
-----------    -----------  --------------  --------------  ------------  -----------  ------------  ------------

 35,975,232     23,231,353     833,336,340     764,641,185    47,760,383   29,669,042   339,325,910   278,743,825
       (284)       (15,026)        (70,651)              0       (49,051)      (4,849)      (11,753)            0
 (2,005,800)      (756,220)    (19,083,412)     (6,538,700)   (2,374,621)  (1,204,542)  (17,302,354)   (8,950,096)
 (3,283,831)     5,908,505    (383,306,958)    113,483,224   (16,633,773)  10,059,196   (92,765,162)   32,231,222
   (392,383)      (127,746)    (10,985,821)     (3,795,343)     (537,800)    (155,585)   (4,962,430)   (2,217,075)
-----------    -----------  --------------  --------------  ------------  -----------  ------------  ------------

 30,292,934     28,240,866     419,889,498     867,790,366    28,165,138   38,363,262   224,284,211   299,807,876
-----------    -----------  --------------  --------------  ------------  -----------  ------------  ------------

 27,623,795     32,209,455     290,264,874     945,217,485    24,257,330   45,702,187   199,352,113   326,790,934

 46,364,504     14,155,049   1,162,964,206     217,746,721    62,985,346   17,283,159   609,347,362   282,556,428
-----------    -----------  --------------  --------------  ------------  -----------  ------------  ------------
$73,988,299    $46,364,504  $1,453,229,080  $1,162,964,206  $ 87,242,676  $62,985,346  $808,699,475  $609,347,362
===========    ===========  ==============  ==============  ============  ===========  ============  ============

  4,546,974      1,691,133     107,549,779      22,056,563     5,413,486    1,873,063    56,172,490    26,845,430
-----------    -----------  --------------  --------------  ------------  -----------  ------------  ------------
  9,203,882      3,962,290     161,763,835     102,644,784    11,121,959    4,955,772    64,235,420    38,783,189
 (6,781,269)    (1,106,449)   (127,715,243)    (17,151,568)   (9,426,417)  (1,415,349)  (44,169,143)   (9,456,129)
-----------    -----------  --------------  --------------  ------------  -----------  ------------  ------------
  6,969,587      4,546,974     141,598,371     107,549,779     7,109,028    5,413,486    76,238,767    56,172,490
===========    ===========  ==============  ==============  ============  ===========  ============  ============

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A28

                            FINANCIAL STATEMENTS OF
             PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the years ended December 31, 2011 and 2010

                                                                     SUBACCOUNTS
                                   ------------------------------------------------------------------------------
                                         AST BLACKROCK          AST NEUBERGER BERMAN
                                        VALUE PORTFOLIO      SMALL-CAP GROWTH PORTFOLIO  AST HIGH YIELD PORTFOLIO
                                   ------------------------  -------------------------  -------------------------
                                    01/01/2011   01/01/2010   01/01/2011    01/01/2010   01/01/2011    01/01/2010
                                        TO           TO           TO            TO           TO            TO
                                    12/31/2011   12/31/2010  04/29/2011**   12/31/2010   12/31/2011    12/31/2010
                                   -----------  -----------  ------------  -----------  ------------  -----------
OPERATIONS
  Net investment income
   (loss)......................... $  (367,056) $   (40,357) $   (184,427) $  (206,624) $  4,911,060  $   756,195
  Capital gains distributions
   received.......................           0            0             0            0             0            0
  Realized gain (loss) on shares
   redeemed.......................  (4,626,800)  (1,031,220)    7,630,577      141,055    (1,792,319)     598,082
  Net change in unrealized gain
   (loss) on investments..........    (314,958)   2,970,299    (3,488,762)   3,462,462    (3,142,457)   2,566,798
                                   -----------  -----------  ------------  -----------  ------------  -----------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   OPERATIONS.....................  (5,308,814)   1,898,722     3,957,388    3,396,893       (23,716)   3,921,075
                                   -----------  -----------  ------------  -----------  ------------  -----------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net
   payments.......................  32,200,500    7,432,184     9,586,670   13,100,972    48,033,624   39,410,195
  Annuity Payments................           0            0             0            0        (3,884)      (3,842)
  Surrenders, withdrawals and
   death benefits.................  (1,617,819)    (768,188)     (293,804)    (355,752)   (3,038,293)  (1,576,859)
  Net transfers between other
   subaccounts or fixed rate
   option.........................   7,686,589      236,174   (38,432,214)   1,806,431    (6,866,588)   8,483,197
  Withdrawal and other
   charges........................    (213,944)     (68,640)      (72,333)     (66,915)     (562,777)    (183,313)
                                   -----------  -----------  ------------  -----------  ------------  -----------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   CONTRACT OWNER
   TRANSACTIONS...................  38,055,326    6,831,530   (29,211,681)  14,484,736    37,562,082   46,129,378
                                   -----------  -----------  ------------  -----------  ------------  -----------

TOTAL INCREASE
   (DECREASE) IN NET
   ASSETS.........................  32,746,512    8,730,252   (25,254,293)  17,881,629    37,538,366   50,050,453

NET ASSETS
  Beginning of period.............  21,392,391   12,662,139    25,254,293    7,372,664    69,556,980   19,506,527
                                   -----------  -----------  ------------  -----------  ------------  -----------
  End of period................... $54,138,903  $21,392,391  $          0  $25,254,293  $107,095,346  $69,556,980
                                   ===========  ===========  ============  ===========  ============  ===========

  Beginning units.................   2,188,804    1,482,708     2,395,675      914,600     6,242,860    1,857,604
                                   -----------  -----------  ------------  -----------  ------------  -----------
  Units issued....................   8,998,032    1,685,223     1,552,863    2,216,343    12,647,564    6,675,943
  Units redeemed..................  (5,733,214)    (979,127)   (3,948,538)    (735,268)   (9,288,745)  (2,290,687)
                                   -----------  -----------  ------------  -----------  ------------  -----------
  Ending units....................   5,453,622    2,188,804             0    2,395,675     9,601,679    6,242,860
                                   ===========  ===========  ============  ===========  ============  ===========

** Date subaccount was no longer available for investment

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A29

                                         SUBACCOUNTS (CONTINUED)
-----------------------------------------------------------------------------------------------------------------
 AST FEDERATED AGGRESSIVE                                                                  AST GOLDMAN SACHS
     GROWTH PORTFOLIO        AST MID-CAP VALUE PORTFOLIO AST SMALL-CAP VALUE PORTFOLIO CONCENTRATED GROWTH PORTFOLIO
-------------------------    --------------------------  ----------------------------  ----------------------------
 01/01/2011      01/01/2010   01/01/2011    01/01/2010    01/01/2011     01/01/2010     01/01/2011      01/01/2010
     TO              TO           TO            TO            TO             TO             TO              TO
 12/31/2011      12/31/2010   12/31/2011    12/31/2010    12/31/2011     12/31/2010     12/31/2011      12/31/2010
------------    -----------  -----------   -----------    -----------    -----------    ------------   -----------
$   (818,255)   $  (317,239) $  (436,346)  $  (180,871)  $  (526,670)   $  (323,545)   $ (1,018,944)   $  (639,108)
           0              0            0             0             0              0               0              0
  (9,712,881)        39,936   (2,291,849)      256,047    (2,091,081)      (183,616)         55,282      1,552,953
  (9,395,968)     6,640,238   (3,243,340)    3,738,145    (4,159,165)     6,894,486      (6,320,145)     3,696,339
------------    -----------  -----------   -----------    -----------    -----------    ------------   -----------

 (19,927,104)     6,362,935   (5,971,535)    3,813,321    (6,776,916)     6,387,325      (7,283,807)     4,610,184
------------    -----------  -----------   -----------    -----------    -----------    ------------   -----------

  27,072,834     16,975,746   24,456,906    15,455,686    20,327,321     14,903,922      25,612,257     27,623,878
      (5,390)        (3,646)     (18,251)            0       (17,562)             0            (996)        (3,116)
  (1,573,726)      (694,464)    (914,772)     (458,999)   (1,908,424)    (1,070,190)     (2,041,859)    (1,217,823)
  13,796,160      5,498,653   (8,514,304)    3,687,327    (7,870,116)     4,049,797     (20,337,365)        59,235
    (417,988)      (103,918)    (260,582)      (79,643)     (251,714)      (110,463)       (449,837)      (233,662)
------------    -----------  -----------   -----------    -----------    -----------    ------------   -----------

  38,871,890     21,672,371   14,748,997    18,604,371    10,279,505     17,773,066       2,782,200     26,228,512
------------    -----------  -----------   -----------    -----------    -----------    ------------   -----------

  18,944,786     28,035,306    8,777,462    22,417,692     3,502,589     24,160,391      (4,501,607)    30,838,696

  40,832,021     12,796,715   30,901,472     8,483,780    41,902,648     17,742,257      63,049,843     32,211,147
------------    -----------  -----------   -----------    -----------    -----------    ------------   -----------
$ 59,776,807    $40,832,021  $39,678,934   $30,901,472   $45,405,237    $41,902,648    $ 58,548,236    $63,049,843
============    ===========  ===========   ===========    ===========    ===========    ============   ===========

   3,502,874      1,490,014    2,712,491       919,017     3,661,163      1,917,300       5,726,803      3,085,083
------------    -----------  -----------   -----------    -----------    -----------    ------------   -----------
  11,939,382      3,275,238    5,971,358     2,451,782     5,647,150      3,070,549       6,917,515      5,221,149
  (9,517,606)    (1,262,378)  (5,029,041)     (658,308)   (5,017,122)    (1,326,686)     (6,983,545)    (2,579,429)
------------    -----------  -----------   -----------    -----------    -----------    ------------   -----------
   5,924,650      3,502,874    3,654,808     2,712,491     4,291,191      3,661,163       5,660,773      5,726,803
============    ===========  ===========   ===========    ===========    ===========    ============   ===========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A30

                            FINANCIAL STATEMENTS OF
             PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the years ended December 31, 2011 and 2010

                                                                     SUBACCOUNTS
                                   -------------------------------------------------------------------------------
                                   AST GOLDMAN SACHS MID-CAP     AST LARGE-CAP VALUE        AST LORD ABBETT CORE
                                        GROWTH PORTFOLIO              PORTFOLIO            FIXED INCOME PORTFOLIO
                                   -------------------------  -------------------------  -------------------------
                                    01/01/2011    01/01/2010   01/01/2011    01/01/2010   01/01/2011    01/01/2010
                                        TO            TO           TO            TO           TO            TO
                                    12/31/2011    12/31/2010   12/31/2011    12/31/2010   12/31/2011    12/31/2010
                                   ------------  -----------  ------------  -----------  ------------  -----------
OPERATIONS
  Net investment income
   (loss)......................... $ (1,775,403) $  (806,279) $   (286,744) $  (386,410) $   (437,361) $ 1,224,819
  Capital gains distributions
   received.......................    6,085,586            0             0            0             0            0
  Realized gain (loss) on shares
   redeemed.......................   (7,118,478)   1,491,196    (4,568,054)  (3,494,439)    2,223,162      329,933
  Net change in unrealized gain
   (loss) on investments..........  (10,861,651)   9,438,906      (819,842)  11,241,128     5,151,208    2,045,135
                                   ------------  -----------  ------------  -----------  ------------  -----------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   OPERATIONS.....................  (13,669,946)  10,123,823    (5,674,640)   7,360,279     6,937,009    3,599,887
                                   ------------  -----------  ------------  -----------  ------------  -----------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net
   payments.......................   52,176,656   46,971,408    38,959,343   14,412,984   117,462,662   23,322,629
  Annuity Payments................      (13,140)           0       (86,993)     (14,542)       (4,121)      (3,318)
  Surrenders, withdrawals and
   death benefits.................   (2,443,845)  (1,200,568)   (6,367,567)  (5,642,751)   (5,038,422)  (2,894,558)
  Net transfers between other
   subaccounts or fixed rate
   option.........................  (30,926,137)   2,205,923     4,925,802      871,150    76,255,647    5,089,903
  Withdrawal and other
   charges........................     (684,007)    (278,411)     (321,405)    (206,520)     (473,044)    (132,158)
                                   ------------  -----------  ------------  -----------  ------------  -----------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   CONTRACT OWNER
   TRANSACTIONS...................   18,109,527   47,698,352    37,109,180    9,420,321   188,202,722   25,382,498
                                   ------------  -----------  ------------  -----------  ------------  -----------

TOTAL INCREASE
   (DECREASE) IN NET
   ASSETS.........................    4,439,581   57,822,175    31,434,540   16,780,600   195,139,731   28,982,385

NET ASSETS
  Beginning of period.............   88,580,837   30,758,662    73,770,993   56,990,393    50,715,133   21,732,748
                                   ------------  -----------  ------------  -----------  ------------  -----------
  End of period................... $ 93,020,418  $88,580,837  $105,205,533  $73,770,993  $245,854,864  $50,715,133
                                   ============  ===========  ============  ===========  ============  ===========

  Beginning units.................    7,399,862    2,817,570     8,210,451    7,330,647     4,379,205    1,958,401
                                   ------------  -----------  ------------  -----------  ------------  -----------
  Units issued....................   12,869,263    7,075,748     8,900,083    2,772,012    25,844,630    3,847,437
  Units redeemed..................  (11,993,385)  (2,493,456)   (5,094,092)  (1,892,208)   (9,311,794)  (1,426,633)
                                   ------------  -----------  ------------  -----------  ------------  -----------
  Ending units....................    8,275,740    7,399,862    12,016,442    8,210,451    20,912,041    4,379,205
                                   ============  ===========  ============  ===========  ============  ===========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A31

                                         SUBACCOUNTS (CONTINUED)
-----------------------------------------------------------------------------------------------------------
AST MARSICO CAPITAL GROWTH                             AST NEUBERGER BERMAN MID-CAP  AST NEUBERGER BERMAN/LSV
        PORTFOLIO            AST MFS GROWTH PORTFOLIO       GROWTH PORTFOLIO         MID-CAP VALUE PORTFOLIO
-------------------------    ------------------------  ---------------------------  -------------------------
 01/01/2011      01/01/2010   01/01/2011   01/01/2010   01/01/2011     01/01/2010    01/01/2011    01/01/2010
     TO              TO           TO           TO           TO             TO            TO            TO
 12/31/2011      12/31/2010   12/31/2011   12/31/2010   12/31/2011     12/31/2010    12/31/2011    12/31/2010
------------    -----------  -----------  -----------  ------------   -----------   ------------  -----------
$ (1,661,802)   $  (663,419) $  (415,225) $  (218,408) $ (1,538,448)  $  (530,649)  $   (683,195) $  (264,614)
           0              0            0            0             0             0              0            0
  (1,571,416)      (863,107)     (92,841)      51,437       (16,785)      571,644     (5,513,425)    (640,332)
  (6,299,604)    14,435,435   (1,865,905)   2,479,275    (5,915,307)    9,292,173     (6,465,566)  10,590,682
------------    -----------  -----------  -----------  ------------   -----------   ------------  -----------

  (9,532,822)    12,908,909   (2,373,971)   2,312,304    (7,470,540)    9,333,168    (12,662,186)   9,685,736
------------    -----------  -----------  -----------  ------------   -----------   ------------  -----------

  57,454,010     36,349,073   14,742,856   11,455,971    62,217,195    27,278,317     46,536,831   36,110,174
     (19,408)        (8,960)           0            0          (990)      (14,838)        (6,057)           0

  (5,371,138)    (3,975,655)  (1,117,920)    (468,820)   (2,061,611)     (993,539)    (2,647,594)  (1,526,927)

 (23,306,496)     4,184,659   (5,342,908)   5,049,503   (15,981,311)    8,387,721    (22,194,283)   7,726,488
    (672,685)      (262,992)    (212,546)     (81,643)     (539,513)     (154,789)      (608,799)    (232,004)
------------    -----------  -----------  -----------  ------------   -----------   ------------  -----------

  28,084,283     36,286,125    8,069,482   15,955,011    43,633,770    34,502,872     21,080,098   42,077,731
------------    -----------  -----------  -----------  ------------   -----------   ------------  -----------

  18,551,461     49,195,034    5,695,511   18,267,315    36,163,230    43,836,040      8,417,912   51,763,467

  99,289,364     50,094,330   27,605,037    9,337,722    64,481,500    20,645,460     78,392,118   26,628,651
------------    -----------  -----------  -----------  ------------   -----------   ------------  -----------
$117,840,825    $99,289,364  $33,300,548  $27,605,037  $100,644,730   $64,481,500   $ 86,810,030  $78,392,118
============    ===========  ===========  ===========  ============   ===========   ============  ===========

   9,228,317      5,648,986    2,603,376      986,236     5,335,094     2,096,148      7,173,550    3,024,362
------------    -----------  -----------  -----------  ------------   -----------   ------------  -----------
  13,485,414      6,182,159    4,051,956    2,284,624    13,577,914     4,670,481     12,333,462    6,733,936
 (11,531,539)    (2,602,828)  (3,437,135)    (667,484)  (10,298,568)   (1,431,535)   (11,320,490)  (2,584,748)
------------    -----------  -----------  -----------  ------------   -----------   ------------  -----------
  11,182,192      9,228,317    3,218,197    2,603,376     8,614,440     5,335,094      8,186,522    7,173,550
============    ===========  ===========  ===========  ============   ===========   ============  ===========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A32

                            FINANCIAL STATEMENTS OF
             PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the years ended December 31, 2011 and 2010

                                                                     SUBACCOUNTS
                                   ------------------------------------------------------------------------------
                                   AST PIMCO LIMITED MATURITY  AST T. ROWE PRICE EQUITY   AST QMA US EQUITY ALPHA
                                         BOND PORTFOLIO            INCOME PORTFOLIO              PORTFOLIO
                                   --------------------------  ------------------------  ------------------------
                                    01/01/2011    01/01/2010    01/01/2011   01/01/2010   01/01/2011   01/01/2010
                                        TO            TO            TO           TO           TO           TO
                                    12/31/2011    12/31/2010    12/31/2011   12/31/2010   12/31/2011   12/31/2010
                                   ------------  ------------  -----------  -----------  -----------  -----------
OPERATIONS
  Net investment income
   (loss)......................... $ (1,069,129) $    500,499  $  (258,075) $  (124,816) $  (239,155) $  (122,219)
  Capital gains distributions
   received.......................    2,107,308       100,551            0            0            0            0
  Realized gain (loss) on shares
   redeemed.......................     (430,496)     (284,311)  (2,322,679)    (513,232)    (734,646)    (177,948)
  Net change in unrealized gain
   (loss) on investments..........      (43,486)      881,807   (2,157,358)   4,388,991     (318,308)   2,182,015
                                   ------------  ------------  -----------  -----------  -----------  -----------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   OPERATIONS.....................      564,197     1,198,546   (4,738,112)   3,750,943   (1,292,109)   1,881,848
                                   ------------  ------------  -----------  -----------  -----------  -----------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net
   payments.......................   63,799,009    49,213,544   26,011,071   21,984,660   12,314,263    8,410,772
  Annuity Payments................      (31,083)      (34,271)           0            0         (850)           0
  Surrenders, withdrawals and
   death benefits.................  (10,828,361)   (6,080,815)  (1,054,509)    (694,568)    (974,519)    (411,747)
  Net transfers between other
   subaccounts or fixed rate
   option.........................    8,341,377    10,642,736   (9,633,674)   2,253,303   (1,060,622)   1,493,264
  Withdrawal and other
   charges........................     (662,038)     (292,548)    (329,735)    (157,685)    (147,478)     (50,175)
                                   ------------  ------------  -----------  -----------  -----------  -----------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   CONTRACT OWNER
   TRANSACTIONS...................   60,618,904    53,448,646   14,993,153   23,385,710   10,130,794    9,442,114
                                   ------------  ------------  -----------  -----------  -----------  -----------

TOTAL INCREASE
   (DECREASE) IN NET
   ASSETS.........................   61,183,101    54,647,192   10,255,041   27,136,653    8,838,685   11,323,962

NET ASSETS
  Beginning of period.............  102,959,497    48,312,305   43,678,448   16,541,795   19,153,680    7,829,718
                                   ------------  ------------  -----------  -----------  -----------  -----------
  End of period................... $164,142,598  $102,959,497  $53,933,489  $43,678,448  $27,992,365  $19,153,680
                                   ============  ============  ===========  ===========  ===========  ===========

  Beginning units.................    9,358,496     4,167,693    4,615,182    2,161,472    1,934,062      983,307
                                   ------------  ------------  -----------  -----------  -----------  -----------
  Units issued....................   15,646,583     8,747,168    6,741,661    4,312,924    3,425,804    1,483,986
  Units redeemed..................   (9,648,441)   (3,556,365)  (5,563,409)  (1,859,214)  (2,671,702)    (533,231)
                                   ------------  ------------  -----------  -----------  -----------  -----------
  Ending units....................   15,356,638     9,358,496    5,793,434    4,615,182    2,688,164    1,934,062
                                   ============  ============  ===========  ===========  ===========  ===========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A33

                                             SUBACCOUNTS (CONTINUED)
----------------------------------------------------------------------------------------------------------------
 AST T. ROWE PRICE NATURAL        AST T. ROWE PRICE ASSET       AST MFS GLOBAL EQUITY    AST JPMORGAN INTERNATIONAL
    RESOURCES PORTFOLIO            ALLOCATION PORTFOLIO               PORTFOLIO               EQUITY PORTFOLIO
--------------------------    ------------------------------  -------------------------  -------------------------
 01/01/2011      01/01/2010     01/01/2011      01/01/2010     01/01/2011    01/01/2010   01/01/2011    01/01/2010
     TO              TO             TO              TO             TO            TO           TO            TO
 12/31/2011      12/31/2010     12/31/2011      12/31/2010     12/31/2011    12/31/2010   12/31/2011    12/31/2010
------------    ------------  --------------  --------------  ------------  -----------  ------------  -----------
$ (2,933,854)   $ (1,727,306) $  (12,239,134) $   (7,039,787) $ (1,008,835) $  (426,241) $   (278,386) $  (345,855)
           0               0               0               0             0            0             0            0
 (21,424,084)     (8,068,734)    (23,561,430)      4,334,623    (3,065,557)    (637,063)   (8,244,379)  (1,080,192)
 (42,683,044)     43,192,200     (45,536,830)    106,443,753    (6,204,187)   6,859,834   (11,089,319)   6,733,835
------------    ------------  --------------  --------------  ------------  -----------  ------------  -----------

 (67,040,982)     33,396,160     (81,337,394)    103,738,589   (10,278,579)   5,796,530   (19,612,084)   5,307,788
------------    ------------  --------------  --------------  ------------  -----------  ------------  -----------

 125,329,516      81,759,033   1,366,449,922     960,125,293    48,630,665   38,254,873    46,028,814   45,271,111
     (73,128)       (117,544)       (324,528)         (6,658)      (28,507)      (3,431)            0            0
  (9,583,248)     (7,510,721)    (36,288,762)    (12,801,562)   (1,927,519)    (918,731)   (2,276,672)  (1,505,812)
 (63,438,016)     19,049,551    (342,122,960)    113,675,040   (15,603,046)   6,157,444   (23,340,361)   5,651,681
  (1,562,649)       (658,679)    (14,390,187)     (4,985,770)     (579,797)    (199,562)     (696,995)    (307,260)
------------    ------------  --------------  --------------  ------------  -----------  ------------  -----------

  50,672,475      92,521,640     973,323,485   1,056,006,343    30,491,796   43,290,593    19,714,786   49,109,720
------------    ------------  --------------  --------------  ------------  -----------  ------------  -----------

 (16,368,507)    125,917,800     891,986,091   1,159,744,932    20,213,217   49,087,123       102,702   54,417,508

 237,117,710     111,199,910   1,581,659,296     421,914,364    67,367,886   18,280,763    90,494,799   36,077,291
------------    ------------  --------------  --------------  ------------  -----------  ------------  -----------
$220,749,203    $237,117,710  $2,473,645,387  $1,581,659,296  $ 87,581,103  $67,367,886  $ 90,597,501  $90,494,799
============    ============  ==============  ==============  ============  ===========  ============  ===========

  18,819,743       9,564,384     146,125,937      42,023,411     6,014,635    1,712,519     8,841,943    3,787,595
------------    ------------  --------------  --------------  ------------  -----------  ------------  -----------
  32,314,613      15,994,557     245,354,653     124,785,390    11,677,053    5,796,557    13,180,716    7,949,201
 (29,553,370)     (6,739,198)   (162,379,154)    (20,682,864)   (9,403,285)  (1,494,441)  (12,237,949)  (2,894,853)
------------    ------------  --------------  --------------  ------------  -----------  ------------  -----------
  21,580,986      18,819,743     229,101,436     146,125,937     8,288,403    6,014,635     9,784,710    8,841,943
============    ============  ==============  ==============  ============  ===========  ============  ===========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A34

                            FINANCIAL STATEMENTS OF
             PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the years ended December 31, 2011 and 2010

                                                                      SUBACCOUNTS
                                 -------------------------------------------------------------------------------------
                                  AST T. ROWE PRICE GLOBAL   AST WELLINGTON MANAGEMENT     AST CAPITAL GROWTH ASSET
                                       BOND PORTFOLIO         HEDGED EQUITY PORTFOLIO        ALLOCATION PORTFOLIO
                                 -------------------------  --------------------------  ------------------------------
                                  01/01/2011    01/01/2010   01/01/2011    01/01/2010     01/01/2011      01/01/2010
                                      TO            TO           TO            TO             TO              TO
                                  12/31/2011    12/31/2010   12/31/2011    12/31/2010     12/31/2011      12/31/2010
                                 ------------  -----------  ------------  ------------  --------------  --------------
OPERATIONS
 Net investment income
  (loss)........................ $    801,976  $   334,647  $ (2,596,113) $ (1,676,236) $  (42,019,186) $  (17,292,134)
 Capital gains distributions
  received......................      669,467      194,654             0             0               0               0
 Realized gain (loss) on shares
  redeemed......................      353,711     (513,846)   (1,567,286)     (695,081)    (16,206,064)     (3,821,726)
 Net change in unrealized gain
  (loss) on investments.........     (362,314)   1,488,631    (8,905,749)   19,494,071    (207,253,142)    280,116,164
                                 ------------  -----------  ------------  ------------  --------------  --------------

NET INCREASE (DECREASE)
  IN NET ASSETS
  RESULTING FROM
  OPERATIONS....................    1,462,840    1,504,086   (13,069,148)   17,122,754    (265,478,392)    259,002,304
                                 ------------  -----------  ------------  ------------  --------------  --------------

CONTRACT OWNER
  TRANSACTIONS
 Contract owner net
  payments......................   51,141,725   37,742,204   122,860,736     6,538,798   1,024,782,927   1,134,507,274
 Annuity Payments...............     (100,113)      (4,616)     (291,402)      (28,721)        (34,614)        (48,067)
 Surrenders, withdrawals and
  death benefits................   (3,211,076)  (2,071,133)  (11,080,745)   (9,528,323)    (77,251,951)    (50,543,240)
 Net transfers between other
  subaccounts or fixed rate
  option........................   (5,680,313)   3,342,661    16,310,286    (3,610,461)   (870,888,167)     96,224,309
 Withdrawal and other
  charges.......................     (556,889)    (186,846)     (672,530)     (569,984)    (18,936,710)    (10,012,672)
                                 ------------  -----------  ------------  ------------  --------------  --------------

NET INCREASE (DECREASE)
  IN NET ASSETS
  RESULTING FROM
  CONTRACT OWNER
  TRANSACTIONS..................   41,593,334   38,822,270   127,126,345    (7,198,691)     57,671,485   1,170,127,604
                                 ------------  -----------  ------------  ------------  --------------  --------------

TOTAL INCREASE
  (DECREASE) IN NET
  ASSETS........................   43,056,174   40,326,356   114,057,197     9,924,063    (207,806,907)  1,429,129,908

NET ASSETS
 Beginning of period............   70,482,611   30,156,255   151,898,334   141,974,271   3,101,702,125   1,672,572,217
                                 ------------  -----------  ------------  ------------  --------------  --------------
 End of period.................. $113,538,785  $70,482,611  $265,955,531  $151,898,334  $2,893,895,218  $3,101,702,125
                                 ============  ===========  ============  ============  ==============  ==============

 Beginning units................    6,414,856    2,630,885    15,550,715    16,368,619     297,588,583     182,178,728
                                 ------------  -----------  ------------  ------------  --------------  --------------
 Units issued...................   12,203,682    5,756,173    26,361,479     3,206,431     249,637,970     197,056,548
 Units redeemed.................   (8,192,865)  (1,972,202)  (12,496,303)   (4,024,335)   (259,237,713)    (81,646,693)
                                 ------------  -----------  ------------  ------------  --------------  --------------
 Ending units...................   10,425,673    6,414,856    29,415,891    15,550,715     287,988,840     297,588,583
                                 ============  ===========  ============  ============  ==============  ==============

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A35

                                                    SUBACCOUNTS (CONTINUED)
------------------------------------------------------------------------------------------------------------------------------
 AST ACADEMIC STRATEGIES ASSET     AST BALANCED ASSET ALLOCATION      AST PRESERVATION ASSET      AST FIRST TRUST BALANCED TARGET
     ALLOCATION PORTFOLIO                    PORTFOLIO                 ALLOCATION PORTFOLIO                  PORTFOLIO
------------------------------    ------------------------------  ------------------------------  ------------------------------
  01/01/2011        01/01/2010      01/01/2011      01/01/2010      01/01/2011      01/01/2010      01/01/2011      01/01/2010
      TO                TO              TO              TO              TO              TO              TO              TO
  12/31/2011        12/31/2010      12/31/2011      12/31/2010      12/31/2011      12/31/2010      12/31/2011      12/31/2010
--------------    --------------  --------------  --------------  --------------  --------------  --------------  --------------
$  (33,379,568)   $  (16,804,080) $  (39,196,878) $  (22,594,249) $  (21,174,511) $   (7,125,182) $      339,012  $   (1,964,543)
             0                 0               0               0               0               0               0               0
   (21,159,293)       (3,273,089)     28,966,827      15,668,623      27,118,606      13,144,293     (23,367,311)      1,519,426
  (155,056,758)      207,238,250    (179,039,480)    276,659,761     (41,348,326)    137,638,945     (65,186,924)     82,435,956
--------------    --------------  --------------  --------------  --------------  --------------  --------------  --------------

  (209,595,619)      187,161,081    (189,269,531)    269,734,135     (35,404,231)    143,658,056     (88,215,223)     81,990,839
--------------    --------------  --------------  --------------  --------------  --------------  --------------  --------------

 1,060,310,000     1,012,386,393   1,120,558,937   1,158,246,684     913,541,256     889,173,216     715,533,090     558,240,620
       (54,777)          (50,158)     (1,652,150)     (1,191,070)     (1,304,838)     (1,012,294)           (357)              0
   (75,450,434)      (53,522,398)   (167,162,173)   (130,696,229)   (132,466,652)    (99,177,670)    (27,306,788)    (13,636,165)
  (571,845,510)      125,342,254    (516,151,435)    118,993,299     (72,746,815)     75,408,953    (253,929,536)     59,532,530
   (16,585,901)       (7,372,183)    (20,900,183)    (11,619,089)    (14,013,495)     (7,020,160)     (8,040,472)     (3,106,468)
--------------    --------------  --------------  --------------  --------------  --------------  --------------  --------------
   396,373,378     1,076,783,908     414,692,996   1,133,733,595     693,009,456     857,372,045     426,255,937     601,030,517
--------------    --------------  --------------  --------------  --------------  --------------  --------------  --------------

   186,777,759     1,263,944,989     225,423,465   1,403,467,730     657,605,225   1,001,030,101     338,040,714     683,021,356

 2,538,982,454     1,275,037,465   3,322,649,778   1,919,182,048   2,211,567,468   1,210,537,367   1,008,798,895     325,777,539
--------------    --------------  --------------  --------------  --------------  --------------  --------------  --------------
$2,725,760,213    $2,538,982,454  $3,548,073,243  $3,322,649,778  $2,869,172,693  $2,211,567,468  $1,346,839,609  $1,008,798,895
==============    ==============  ==============  ==============  ==============  ==============  ==============  ==============

   241,208,278       135,487,612     308,411,300     196,484,156     199,628,107     115,717,040      95,850,727      37,024,284
--------------    --------------  --------------  --------------  --------------  --------------  --------------  --------------
   217,981,554       145,578,743     235,969,405     166,493,716     161,870,456     116,132,851     132,561,079      73,705,639
  (190,167,898)      (39,858,077)   (204,798,556)    (54,566,572)    (97,108,210)    (32,221,784)    (98,362,400)    (14,879,196)
--------------    --------------  --------------  --------------  --------------  --------------  --------------  --------------
   269,021,934       241,208,278     339,582,149     308,411,300     264,390,353     199,628,107     130,049,406      95,850,727
==============    ==============  ==============  ==============  ==============  ==============  ==============  ==============

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A36

                            FINANCIAL STATEMENTS OF
             PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the years ended December 31, 2011 and 2010

                                                                           SUBACCOUNTS
                                   ------------------------------------------------------------------------------------------
                                       AST FIRST TRUST CAPITAL                                          AST T. ROWE PRICE
                                         APPRECIATION TARGET           AST ADVANCED STRATEGIES          LARGE-CAP GROWTH
                                              PORTFOLIO                       PORTFOLIO                     PORTFOLIO
                                   ------------------------------  ------------------------------  --------------------------
                                     01/01/2011      01/01/2010      01/01/2011      01/01/2010     01/01/2011    01/01/2010
                                         TO              TO              TO              TO             TO            TO
                                     12/31/2011      12/31/2010      12/31/2011      12/31/2010     12/31/2011    12/31/2010
                                   --------------  --------------  --------------  --------------  ------------  ------------
OPERATIONS
  Net investment income
   (loss)......................... $   (8,954,803) $   (6,629,686) $  (13,398,739) $   (6,818,107) $ (3,091,621) $ (1,532,065)
  Capital gains distributions
   received.......................              0               0               0               0             0             0
  Realized gain (loss) on shares
   redeemed.......................    (60,826,394)        (54,691)    (18,773,736)      6,033,951    (1,308,224)    1,286,756
  Net change in unrealized gain
   (loss) on investments..........   (165,228,575)    154,800,544     (76,239,653)    112,222,331   (13,857,020)   17,175,619
                                   --------------  --------------  --------------  --------------  ------------  ------------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   OPERATIONS.....................   (235,009,772)    148,116,167    (108,412,128)    111,438,175   (18,256,865)   16,930,310
                                   --------------  --------------  --------------  --------------  ------------  ------------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net
   payments.......................    959,511,469     693,837,514   1,173,196,706     801,621,593    84,639,943    66,740,548
  Annuity Payments................           (334)       (199,015)         (3,071)        (94,085)      (30,734)      (10,141)
  Surrenders, withdrawals and
   death benefits.................    (27,930,901)    (14,284,170)    (36,064,453)    (15,477,683)   (7,268,529)   (5,449,068)
  Net transfers between other
   subaccounts or fixed rate
   option.........................   (580,355,383)     74,477,940    (437,156,233)    100,597,532   (36,874,340)    7,587,667
  Withdrawal and other
   charges........................    (11,020,522)     (4,615,340)    (12,395,922)     (4,375,538)   (1,134,842)     (469,648)
                                   --------------  --------------  --------------  --------------  ------------  ------------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   CONTRACT OWNER
   TRANSACTIONS...................    340,204,329     749,216,929     687,577,027     882,271,819    39,331,498    68,399,358
                                   --------------  --------------  --------------  --------------  ------------  ------------

TOTAL INCREASE
   (DECREASE) IN NET
   ASSETS.........................    105,194,557     897,333,096     579,164,899     993,709,994    21,074,633    85,329,668

NET ASSETS
  Beginning of period.............  1,380,684,150     483,351,054   1,496,354,738     502,644,744   152,421,906    67,092,238
                                   --------------  --------------  --------------  --------------  ------------  ------------
  End of period................... $1,485,878,707  $1,380,684,150  $2,075,519,637  $1,496,354,738  $173,496,539  $152,421,906
                                   ==============  ==============  ==============  ==============  ============  ============

  Beginning units.................    131,381,152      58,997,833     137,362,458      51,794,376    13,776,574     6,994,431
                                   --------------  --------------  --------------  --------------  ------------  ------------
  Units issued....................    198,371,369     110,728,897     211,387,522     108,936,661    21,040,767    10,988,988
  Units redeemed..................   (180,909,161)    (38,345,578)   (155,086,928)    (23,368,579)  (18,627,792)   (4,206,845)
                                   --------------  --------------  --------------  --------------  ------------  ------------
  Ending units....................    148,843,360     131,381,152     193,663,052     137,362,458    16,189,549    13,776,574
                                   ==============  ==============  ==============  ==============  ============  ============

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A37

                                             SUBACCOUNTS (CONTINUED)
----------------------------------------------------------------------------------------------------------------
      AST MONEY MARKET           AST SMALL-CAP GROWTH        AST PIMCO TOTAL RETURN       AST INTERNATIONAL VALUE
         PORTFOLIO                     PORTFOLIO                 BOND PORTFOLIO                  PORTFOLIO
---------------------------    ------------------------  ------------------------------  -------------------------
  01/01/2011      01/01/2010    01/01/2011   01/01/2010    01/01/2011      01/01/2010     01/01/2011    01/01/2010
      TO              TO            TO           TO            TO              TO             TO            TO
  12/31/2011      12/31/2010    12/31/2011   12/31/2010    12/31/2011      12/31/2010     12/31/2011    12/31/2010
-------------    ------------  -----------  -----------  --------------  --------------  ------------  -----------
$  (2,987,329)   $ (1,555,369) $(1,571,296) $  (589,824) $    2,474,087  $     (638,399) $    (79,967) $  (193,294)
            0               0            0            0      51,974,246      12,039,158             0            0
            0               0     (451,960)     589,430      (8,804,208)      4,406,098    (4,951,198)    (637,350)
            0               0   (6,987,997)  14,065,972     (23,889,764)     17,632,983    (5,888,431)   3,619,814
-------------    ------------  -----------  -----------  --------------  --------------  ------------  -----------

   (2,987,329)     (1,555,369)  (9,011,253)  14,065,578      21,754,361      33,439,840   (10,919,596)   2,789,170
-------------    ------------  -----------  -----------  --------------  --------------  ------------  -----------

  132,143,564     128,089,748   45,239,082   20,868,909     597,815,509     609,450,840    26,442,789   22,859,103
            0         (47,312)           0      (39,543)     (1,186,972)       (349,536)            0            0
 (175,207,370)    (85,621,655)  (5,021,210)  (2,956,449)    (74,088,986)    (59,322,567)     (822,124)    (335,723)
  154,512,075      16,169,330   (9,704,905)   6,659,694    (249,761,461)    111,560,017   (10,220,283)   2,172,881
     (895,077)       (428,047)    (489,227)    (173,977)     (8,492,634)     (3,501,713)     (323,992)    (118,912)
-------------    ------------  -----------  -----------  --------------  --------------  ------------  -----------

  110,553,192      58,162,064   30,023,740   24,358,634     264,285,456     657,837,041    15,076,390   24,577,349
-------------    ------------  -----------  -----------  --------------  --------------  ------------  -----------

  107,565,863      56,606,695   21,012,487   38,424,212     286,039,817     691,276,881     4,156,794   27,366,519

  128,581,063      71,974,368   70,221,616   31,797,404   1,231,960,707     540,683,826    39,039,069   11,672,550
-------------    ------------  -----------  -----------  --------------  --------------  ------------  -----------
$ 236,146,926    $128,581,063  $91,234,103  $70,221,616  $1,518,000,524  $1,231,960,707  $ 43,195,863  $39,039,069
=============    ============  ===========  ===========  ==============  ==============  ============  ===========

   12,762,620       6,855,677    5,748,993    3,575,253     113,265,777      51,426,484     3,757,056    1,307,082
-------------    ------------  -----------  -----------  --------------  --------------  ------------  -----------
   66,184,250      30,368,495   11,121,180    3,745,444     136,000,768      89,114,809     7,003,568    3,574,739
  (54,931,668)    (24,461,552)  (9,284,565)  (1,571,704)   (109,323,449)    (27,275,516)   (5,997,630)  (1,124,765)
-------------    ------------  -----------  -----------  --------------  --------------  ------------  -----------
   24,015,202      12,762,620    7,585,608    5,748,993     139,943,096     113,265,777     4,762,994    3,757,056
=============    ============  ===========  ===========  ==============  ==============  ============  ===========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A38

                            FINANCIAL STATEMENTS OF
             PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the years ended December 31, 2011 and 2010

                                                                        SUBACCOUNTS
                                   ------------------------------------------------------------------------------------
                                    AST INTERNATIONAL GROWTH   NVIT DEVELOPING MARKETS      AST INVESTMENT GRADE BOND
                                           PORTFOLIO                     FUND                       PORTFOLIO
                                   -------------------------  -------------------------  ------------------------------
                                    01/01/2011    01/01/2010   01/01/2011    01/01/2010     01/01/2011      01/01/2010
                                        TO            TO           TO            TO             TO              TO
                                    12/31/2011    12/31/2010   12/31/2011    12/31/2010     12/31/2011      12/31/2010
                                   ------------  -----------  ------------  -----------  ---------------  -------------
OPERATIONS
  Net investment income
   (loss)......................... $   (514,583) $  (280,062) $   (268,665) $  (357,844) $   (35,999,379) $  21,076,036
  Capital gains distributions
   received.......................            0            0             0            0       57,978,969     72,866,958
  Realized gain (loss) on shares
   redeemed.......................   (4,755,991)    (577,695)   (1,351,237)  (1,701,140)      (8,996,000)   (14,525,846)
  Net change in unrealized gain
   (loss) on investments..........   (6,418,714)   4,535,610    (3,333,373)   4,854,884      154,548,422    (31,643,393)
                                   ------------  -----------  ------------  -----------  ---------------  -------------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   OPERATIONS.....................  (11,689,288)   3,677,853    (4,953,275)   2,795,900      167,532,012     47,773,755
                                   ------------  -----------  ------------  -----------  ---------------  -------------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net
   payments.......................   42,627,905   21,946,483        52,248      111,808                0              0
  Policy loans....................            0            0       (28,320)           0                0              0
  Surrenders, withdrawals and
   death benefits.................     (720,127)    (399,400)   (2,071,904)  (2,009,133)     (50,244,306)   (10,642,172)
  Net transfers between other
   subaccounts or fixed rate
   option.........................   (7,176,604)   3,606,957    (4,615,879)   3,227,953    7,361,610,289   (157,784,793)
  Withdrawal and other
   charges........................     (318,470)    (118,330)      (50,348)     (56,146)     (25,511,523)    (3,462,835)
                                   ------------  -----------  ------------  -----------  ---------------  -------------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   CONTRACT OWNER
   TRANSACTIONS...................   34,412,704   25,035,710    (6,714,203)   1,274,482    7,285,854,460   (171,889,800)
                                   ------------  -----------  ------------  -----------  ---------------  -------------

TOTAL INCREASE
   (DECREASE) IN NET
   ASSETS.........................   22,723,416   28,713,563   (11,667,478)   4,070,382    7,453,386,472   (124,116,045)

NET ASSETS
  Beginning of period.............   40,508,656   11,795,093    25,523,843   21,453,461      153,555,135    277,671,180
                                   ------------  -----------  ------------  -----------  ---------------  -------------
  End of period................... $ 63,232,072  $40,508,656  $ 13,856,365  $25,523,843  $ 7,606,941,607  $ 153,555,135
                                   ============  ===========  ============  ===========  ===============  =============

  Beginning units.................    3,921,125    1,454,945     1,496,359    1,437,186       11,978,281     23,600,420
                                   ------------  -----------  ------------  -----------  ---------------  -------------
  Units issued....................    9,708,084    3,683,648       269,076      531,954    1,647,509,094    179,733,716
  Units redeemed..................   (6,380,779)  (1,217,468)     (699,816)    (472,781)  (1,035,292,386)  (191,355,855)
                                   ------------  -----------  ------------  -----------  ---------------  -------------
  Ending units....................    7,248,430    3,921,125     1,065,619    1,496,359      624,194,989     11,978,281
                                   ============  ===========  ============  ===========  ===============  =============

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A39

                                         SUBACCOUNTS (CONTINUED)
---------------------------------------------------------------------------------------------------------
AST WESTERN ASSET CORE PLUS                                                         AST GLOBAL REAL ESTATE
      BOND PORTFOLIO           AST BOND PORTFOLIO 2018    AST BOND PORTFOLIO 2019          PORTFOLIO
--------------------------    -------------------------  ------------------------  ------------------------
 01/01/2011      01/01/2010    01/01/2011    01/01/2010   01/01/2011   01/01/2010   01/01/2011   01/01/2010
     TO              TO            TO            TO           TO           TO           TO           TO
 12/31/2011      12/31/2010    12/31/2011    12/31/2010   12/31/2011   12/31/2010   12/31/2011   12/31/2010
------------    ------------  ------------  -----------  -----------  -----------  -----------  -----------
$  2,414,441    $   (305,774) $ (1,562,019) $  (204,223) $  (120,873) $  (185,962) $   204,100  $   (44,178)
   3,513,277         423,690     3,364,110      795,479    2,652,543      960,788            0            0
   2,248,143       1,159,754     1,219,236    1,608,555     (313,601)   1,079,520   (2,111,918)     119,858
   2,025,194       1,889,443     4,501,640      474,794     (503,158)     (51,345)  (2,792,256)   2,021,554
------------    ------------  ------------  -----------  -----------  -----------  -----------  -----------

  10,201,055       3,167,113     7,522,967    2,674,605    1,714,911    1,803,001   (4,700,074)   2,097,234
------------    ------------  ------------  -----------  -----------  -----------  -----------  -----------

 125,407,380     103,078,513             0            0           34           17   19,976,163   15,407,127
           0               0             0            0            0            0            0            0
  (5,253,961)     (1,638,950)   (2,695,970)  (1,048,001)  (1,000,459)    (856,879)    (338,643)     (71,221)
 (27,326,369)     18,921,335   152,617,157   (8,679,907)  (4,412,548)  (2,307,892)  (9,714,690)   3,127,754
  (1,632,686)       (588,096)      (10,705)     (11,708)      (6,393)      (8,396)    (217,513)     (65,514)
------------    ------------  ------------  -----------  -----------  -----------  -----------  -----------

  91,194,364     119,772,802   149,910,482   (9,739,616)  (5,419,366)  (3,173,150)   9,705,317   18,398,146
------------    ------------  ------------  -----------  -----------  -----------  -----------  -----------

 101,395,419     122,939,915   157,433,449   (7,065,011)  (3,704,455)  (1,370,149)   5,005,243   20,495,380

 161,901,532      38,961,617    17,223,514   24,288,525   14,731,613   16,101,762   23,406,165    2,910,785
------------    ------------  ------------  -----------  -----------  -----------  -----------  -----------
$263,296,951    $161,901,532  $174,656,963  $17,223,514  $11,027,158  $14,731,613  $28,411,408  $23,406,165
============    ============  ============  ===========  ===========  ===========  ===========  ===========

  15,298,556       3,800,958     1,423,064    2,189,161    1,228,899    1,467,447    2,119,576      354,543
------------    ------------  ------------  -----------  -----------  -----------  -----------  -----------
  33,133,655      16,135,520    20,485,724    1,123,532      865,272    1,680,859    4,389,933    2,348,512
 (24,433,258)     (4,637,922)   (7,206,385)  (1,889,629)  (1,285,113)  (1,919,407)  (3,807,256)    (583,479)
------------    ------------  ------------  -----------  -----------  -----------  -----------  -----------
  23,998,953      15,298,556    14,702,403    1,423,064      809,058    1,228,899    2,702,253    2,119,576
============    ============  ============  ===========  ===========  ===========  ===========  ===========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A40

                            FINANCIAL STATEMENTS OF
             PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the years ended December 31, 2011 and 2010

                                                                        SUBACCOUNTS
                                   -------------------------------------------------------------------------------------
                                     AST PARAMETRIC EMERGING   FRANKLIN TEMPLETON VIP FOUNDING     AST GOLDMAN SACHS
                                    MARKETS EQUITY PORTFOLIO        FUNDS ALLOCATION FUND      SMALL-CAP VALUE PORTFOLIO
                                   --------------------------  ------------------------------  -------------------------
                                    01/01/2011    01/01/2010     01/01/2011      01/01/2010     01/01/2011    01/01/2010
                                        TO            TO             TO              TO             TO            TO
                                    12/31/2011    12/31/2010     12/31/2011      12/31/2010     12/31/2011    12/31/2010
                                   ------------  ------------  --------------  --------------  ------------  -----------
OPERATIONS
  Net investment income
   (loss)......................... $ (1,279,778) $   (860,193) $  (23,828,494) $   12,896,017  $ (1,172,908) $  (364,648)
  Capital gains distributions
   received.......................            0             0               0          83,847             0            0
  Realized gain (loss) on shares
   redeemed.......................  (13,539,987)      899,561     (52,514,959)      2,778,929    (4,397,236)     602,897
  Net change in unrealized gain
   (loss) on investments..........  (30,211,989)   14,238,068     (59,183,445)     55,525,137    (4,384,738)   8,694,476
                                   ------------  ------------  --------------  --------------  ------------  -----------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   OPERATIONS.....................  (45,031,754)   14,277,436    (135,526,898)     71,283,930    (9,954,882)   8,932,725
                                   ------------  ------------  --------------  --------------  ------------  -----------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net
   payments.......................   90,380,080    83,237,916     840,535,790     779,140,362    67,063,374   46,248,187
  Annuity Payments................            0             0               0               0             0            0
  Surrenders, withdrawals and
   death benefits.................   (1,615,264)     (492,394)    (20,954,857)     (5,973,947)   (1,150,224)    (275,085)
  Net transfers between other
   subaccounts or fixed rate
   option.........................  (63,400,945)   22,678,991    (477,641,251)     96,307,002   (28,383,706)   7,807,178
  Withdrawal and other
   charges........................   (1,221,160)     (448,922)    (10,639,733)     (4,028,615)     (695,724)    (187,783)
                                   ------------  ------------  --------------  --------------  ------------  -----------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   CONTRACT OWNER
   TRANSACTIONS...................   24,142,711   104,975,591     331,299,949     865,444,802    36,833,720   53,592,497
                                   ------------  ------------  --------------  --------------  ------------  -----------

TOTAL INCREASE
   (DECREASE) IN NET
   ASSETS.........................  (20,889,043)  119,253,027     195,773,051     936,728,732    26,878,838   62,525,222

NET ASSETS
  Beginning of period.............  144,881,864    25,628,837   1,165,490,270     228,761,538    72,333,809    9,808,587
                                   ------------  ------------  --------------  --------------  ------------  -----------
  End of period................... $123,992,821  $144,881,864  $1,361,263,321  $1,165,490,270  $ 99,212,647  $72,333,809
                                   ============  ============  ==============  ==============  ============  ===========

  Beginning units.................   12,639,741     2,786,558     114,431,062      26,708,781     6,209,379    1,010,377
                                   ------------  ------------  --------------  --------------  ------------  -----------
  Units issued....................   22,940,141    13,559,592     175,793,466     112,313,681    14,794,166    6,793,399
  Units redeemed..................  (21,909,398)   (3,706,409)   (154,175,823)    (24,591,400)  (12,296,653)  (1,594,397)
                                   ------------  ------------  --------------  --------------  ------------  -----------
  Ending units....................   13,670,484    12,639,741     136,048,705     114,431,062     8,706,892    6,209,379
                                   ============  ============  ==============  ==============  ============  ===========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A41

                                               SUBACCOUNTS (CONTINUED)
--------------------------------------------------------------------------------------------------------------------
    AST CLS GROWTH ASSET           AST CLS MODERATE ASSET       AST HORIZON GROWTH ASSET    AST HORIZON MODERATE ASSET
    ALLOCATION PORTFOLIO            ALLOCATION PORTFOLIO          ALLOCATION PORTFOLIO         ALLOCATION PORTFOLIO
----------------------------    ----------------------------  ---------------------------  ---------------------------
  01/01/2011       01/01/2010     01/01/2011     01/01/2010     01/01/2011    01/01/2010     01/01/2011    01/01/2010
      TO               TO             TO             TO             TO            TO             TO            TO
  12/31/2011       12/31/2010     12/31/2011     12/31/2010     12/31/2011    12/31/2010     12/31/2011    12/31/2010
--------------    ------------  --------------  ------------  -------------  ------------  -------------  ------------
$  (14,563,866)   $ (5,258,729) $  (14,870,150) $ (5,399,400) $  (9,817,290) $ (3,698,970) $ (10,251,736) $ (4,390,956)
    10,447,165               0      18,823,710             0     32,513,771             0     43,442,660             0
   (36,242,977)      3,236,488     (22,353,121)    2,133,841    (30,309,048)    2,302,123    (20,175,403)    2,068,033
   (71,741,590)     66,974,826     (66,055,507)   64,996,847    (49,167,076)   43,550,901    (57,101,570)   46,984,034
--------------    ------------  --------------  ------------  -------------  ------------  -------------  ------------

  (112,101,268)     64,952,585     (84,455,068)   61,731,288    (56,779,643)   42,154,054    (44,086,049)   44,661,111
--------------    ------------  --------------  ------------  -------------  ------------  -------------  ------------

   714,180,565     537,509,494     698,014,324   582,027,669    466,234,815   365,914,756    469,447,310   434,062,950
             0               0               0             0              0             0        (56,005)            0
   (10,686,227)     (3,042,076)    (16,134,220)   (5,437,364)    (7,244,868)   (2,351,092)   (14,222,028)   (4,210,024)
  (367,547,846)     56,802,522    (213,983,463)   76,008,067   (182,187,810)   41,288,601   (124,217,174)   50,134,859
    (7,739,074)     (2,755,163)     (8,538,964)   (3,251,925)    (5,557,061)   (1,948,906)    (6,544,721)   (2,578,956)
--------------    ------------  --------------  ------------  -------------  ------------  -------------  ------------

   328,207,418     588,514,777     459,357,677   649,346,447    271,245,076   402,903,359    324,407,382   477,408,829
--------------    ------------  --------------  ------------  -------------  ------------  -------------  ------------

   216,106,150     653,467,362     374,902,609   711,077,735    214,465,433   445,057,413    280,321,333   522,069,940

   815,839,953     162,372,591     917,592,487   206,514,752    564,004,840   118,947,427    686,924,432   164,854,492
--------------    ------------  --------------  ------------  -------------  ------------  -------------  ------------
$1,031,946,103    $815,839,953  $1,292,495,096  $917,592,487  $ 778,470,273  $564,004,840  $ 967,245,765  $686,924,432
==============    ============  ==============  ============  =============  ============  =============  ============

    78,030,921      19,248,102      87,540,737    22,971,095     53,201,358    13,284,062     65,121,003    17,716,689
--------------    ------------  --------------  ------------  -------------  ------------  -------------  ------------
   142,081,443      77,608,107     133,035,078    73,507,465     91,698,121    51,146,449     90,270,574    54,859,775
  (119,368,949)    (18,825,288)    (94,262,906)   (8,937,823)   (70,568,195)  (11,229,153)   (62,145,323)   (7,455,461)
--------------    ------------  --------------  ------------  -------------  ------------  -------------  ------------
   100,743,415      78,030,921     126,312,909    87,540,737     74,331,284    53,201,358     93,246,254    65,121,003
==============    ============  ==============  ============  =============  ============  =============  ============

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A42

                            FINANCIAL STATEMENTS OF
             PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the years ended December 31, 2011 and 2010

                                                                 SUBACCOUNTS
                                   -----------------------------------------------------------------------------
                                   AST FI PYRAMIS(R) ASSET ALLOCATION  PROFUND VP CONSUMER   PROFUND VP CONSUMER
                                            PORTFOLIO                       SERVICES           GOODS PORTFOLIO
                                   ---------------------------------  --------------------  --------------------
                                     01/01/2011       01/01/2010      01/01/2011 01/01/2010 01/01/2011 01/01/2010
                                         TO               TO              TO         TO         TO         TO
                                     12/31/2011       12/31/2010      12/31/2011 12/31/2010 12/31/2011 12/31/2010
                                    -------------     ------------    ---------- ---------- ---------- ----------
OPERATIONS
  Net investment income
   (loss)......................... $  (8,370,200)    $ (2,218,098)     $ (1,108)  $ (1,062)  $   (883)  $ (1,423)
  Capital gains distributions
   received.......................    21,563,244                0             0          0          0          0
  Realized gain (loss) on shares
   redeemed.......................   (34,358,264)       1,328,971       (11,655)     9,311       (621)    13,522
  Net change in unrealized gain
   (loss) on investments..........   (38,777,131)      30,221,179        (6,395)     7,996     (1,198)     5,787
                                    -------------     ------------     --------   --------   --------   --------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   OPERATIONS.....................   (59,942,351)      29,332,052       (19,158)    16,245     (2,702)    17,886
                                    -------------     ------------     --------   --------   --------   --------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net
   payments.......................   457,424,779      278,063,187         9,999     23,347     11,268     32,548
  Annuity Payments................      (103,749)               0             0          0          0          0
  Surrenders, withdrawals and
   death benefits.................    (6,971,923)      (1,312,492)          (13)         0     (7,246)         0
  Net transfers between other
   subaccounts or fixed rate
   option.........................  (175,163,948)      27,995,209        52,513     25,336    232,480      1,467
  Withdrawal and other
   charges........................    (3,971,570)      (1,102,940)         (905)      (584)      (987)      (658)
                                    -------------     ------------     --------   --------   --------   --------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   CONTRACT OWNER
   TRANSACTIONS...................   271,213,589      303,642,964        61,594     48,099    235,515     33,357
                                    -------------     ------------     --------   --------   --------   --------

TOTAL INCREASE
   (DECREASE) IN NET
   ASSETS.........................   211,271,238      332,975,016        42,436     64,344    232,813     51,243

NET ASSETS
  Beginning of period.............   391,883,183       58,908,167        80,168     15,824    125,434     74,191
                                    -------------     ------------     --------   --------   --------   --------
  End of period................... $ 603,154,421     $391,883,183      $122,604   $ 80,168   $358,247   $125,434
                                    =============     ============     ========   ========   ========   ========

  Beginning units.................    36,638,038        6,536,221         7,362      1,750     11,873      8,079
                                    -------------     ------------     --------   --------   --------   --------
  Units issued....................    83,559,824       36,756,997        27,180     16,740     52,852     22,669
  Units redeemed..................   (61,947,085)      (6,655,180)      (24,075)   (11,128)   (33,216)   (18,875)
                                    -------------     ------------     --------   --------   --------   --------
  Ending units....................    58,250,777       36,638,038        10,467      7,362     31,509     11,873
                                    =============     ============     ========   ========   ========   ========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A43

                                SUBACCOUNTS (CONTINUED)
--------------------------------------------------------------------------------------
     PROFUND VP           PROFUND VP HEALTH        PROFUND VP        PROFUND VP MID-CAP
     FINANCIALS                 CARE               INDUSTRIALS             GROWTH
--------------------    --------------------  --------------------  --------------------
01/01/2011   01/01/2010 01/01/2011 01/01/2010 01/01/2011 01/01/2010 01/01/2011 01/01/2010
    TO           TO         TO         TO         TO         TO         TO         TO
12/31/2011   12/31/2010 12/31/2011 12/31/2010 12/31/2011 12/31/2010 12/31/2011 12/31/2010
----------   ---------- ---------- ---------- ---------- ---------- ---------- ----------
$ (12,665)   $ (12,261) $ (10,581)  $ (8,965) $  (2,410)  $ (2,112) $  (6,928)  $ (4,909)
        0            0          0          0          0          0          0          0
  (53,683)      15,818     33,807     10,573        (95)     1,054    (14,522)    40,655
 (112,339)      48,398     (3,994)    14,586    (22,957)    33,328    (69,492)    52,722
---------    ---------  ---------   --------  ---------   --------  ---------   --------

 (178,687)      51,955     19,232     16,194    (25,462)    32,270    (90,942)    88,468
---------    ---------  ---------   --------  ---------   --------  ---------   --------

   31,086      286,087     55,035    155,411    131,749     57,489    119,701     47,618
        0            0          0          0          0          0          0          0
   (2,165)      (3,081)   (36,093)    (1,106)    (6,193)         0    (53,334)    (2,135)
 (401,772)     (63,030)  (202,975)   298,168   (141,387)    40,111   (225,522)   301,971
   (5,871)      (6,704)    (6,374)    (4,860)    (1,908)    (1,171)    (2,693)    (2,299)
---------    ---------  ---------   --------  ---------   --------  ---------   --------

 (378,722)     213,272   (190,407)   447,613    (17,739)    96,429   (161,848)   345,155
---------    ---------  ---------   --------  ---------   --------  ---------   --------

 (557,409)     265,227   (171,175)   463,807    (43,201)   128,699   (252,790)   433,623

  986,895      721,668    864,436    400,629    214,035     85,336    578,577    144,954
---------    ---------  ---------   --------  ---------   --------  ---------   --------
$ 429,486    $ 986,895  $ 693,261   $864,436  $ 170,834   $214,035  $ 325,787   $578,577
=========    =========  =========   ========  =========   ========  =========   ========

  151,835      121,143     87,079     40,894     23,563     11,449     52,417     17,158
---------    ---------  ---------   --------  ---------   --------  ---------   --------
   84,150      150,328     80,037     80,712     30,292     22,105    109,132    120,848
 (157,948)    (119,636)  (102,679)   (34,527)   (34,550)    (9,991)  (129,905)   (85,589)
---------    ---------  ---------   --------  ---------   --------  ---------   --------
   78,037      151,835     64,437     87,079     19,305     23,563     31,644     52,417
=========    =========  =========   ========  =========   ========  =========   ========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A44

                            FINANCIAL STATEMENTS OF
             PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the years ended December 31, 2011 and 2010

                                                              SUBACCOUNTS
                                   ----------------------------------------------------------------
                                    PROFUND VP MID-CAP      PROFUND VP REAL    PROFUND VP SMALL-CAP
                                           VALUE                ESTATE                GROWTH
                                   --------------------  --------------------  --------------------
                                   01/01/2011 01/01/2010 01/01/2011 01/01/2010 01/01/2011 01/01/2010
                                       TO         TO         TO         TO         TO         TO
                                   12/31/2011 12/31/2010 12/31/2011 12/31/2010 12/31/2011 12/31/2010
                                   ---------- ---------- ---------- ---------- ---------- ----------
OPERATIONS
  Net investment income
   (loss).........................  $ (5,608)  $ (4,307) $  (8,599)  $ 13,569  $  (6,831)  $ (5,269)
  Capital gains distributions
   received.......................         0          0          0          0        831          0
  Realized gain (loss) on shares
   redeemed.......................    15,163     28,586     56,390     38,753    (19,740)    18,564
  Net change in unrealized gain
   (loss) on investments..........   (45,692)    26,698    (69,755)    58,867    (52,034)    54,530
                                    --------   --------  ---------   --------  ---------   --------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   OPERATIONS.....................   (36,137)    50,977    (21,964)   111,189    (77,774)    67,825
                                    --------   --------  ---------   --------  ---------   --------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net
   payments.......................    21,630     68,744     74,968    178,086    116,710     85,066
  Annuity Payments................         0          0          0          0          0          0
  Surrenders, withdrawals and
   death benefits.................    (9,320)    (1,855)   (10,233)    (4,171)   (52,325)      (645)
  Net transfers between other
   subaccounts or fixed rate
   option.........................   235,308    125,976   (359,505)   (40,391)  (131,037)   229,389
  Withdrawal and other
   charges........................    (2,851)    (2,621)    (3,687)    (4,663)    (2,554)    (2,448)
                                    --------   --------  ---------   --------  ---------   --------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   CONTRACT OWNER
   TRANSACTIONS...................   244,767    190,244   (298,457)   128,861    (69,206)   311,362
                                    --------   --------  ---------   --------  ---------   --------

TOTAL INCREASE
   (DECREASE) IN NET
   ASSETS.........................   208,630    241,221   (320,421)   240,050   (146,980)   379,187

NET ASSETS
  Beginning of period.............   456,463    215,242    706,567    466,517    550,027    170,840
                                    --------   --------  ---------   --------  ---------   --------
  End of period...................  $665,093   $456,463  $ 386,146   $706,567  $ 403,047   $550,027
                                    ========   ========  =========   ========  =========   ========

  Beginning units.................    46,242     25,833     83,091     67,246     50,538     20,201
                                    --------   --------  ---------   --------  ---------   --------
  Units issued....................   100,172     57,366     35,675     76,262    104,290     92,817
  Units redeemed..................   (79,983)   (36,957)   (75,991)   (60,417)  (117,877)   (62,480)
                                    --------   --------  ---------   --------  ---------   --------
  Ending units....................    66,431     46,242     42,775     83,091     36,951     50,538
                                    ========   ========  =========   ========  =========   ========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A45

                                SUBACCOUNTS (CONTINUED)
--------------------------------------------------------------------------------------
PROFUND VP SMALL-CAP        PROFUND VP                             PROFUND VP LARGE-CAP
        VALUE           TELECOMMUNICATIONS   PROFUND VP UTILITIES         GROWTH
--------------------   --------------------  --------------------  --------------------
01/01/2011  01/01/2010 01/01/2011 01/01/2010 01/01/2011 01/01/2010 01/01/2011 01/01/2010
    TO          TO         TO         TO         TO         TO         TO         TO
12/31/2011  12/31/2010 12/31/2011 12/31/2010 12/31/2011 12/31/2010 12/31/2011 12/31/2010
----------  ---------- ---------- ---------- ---------- ---------- ---------- ----------
 $ (3,569)   $ (4,163) $   4,993   $  1,334   $  1,483   $  2,516  $ (11,034)  $ (9,961)
        0           0          0          0          0          0          0          0
   (1,699)     17,490     (1,637)     3,083     11,846      8,108     29,651     47,103
  (14,895)     19,221    (14,458)    16,440     37,775     (2,710)   (47,379)    29,370
 --------    --------  ---------   --------   --------   --------  ---------   --------

  (20,163)     32,548    (11,102)    20,857     51,104      7,914    (28,762)    66,512
 --------    --------  ---------   --------   --------   --------  ---------   --------

   27,627      25,897      3,346     31,772     63,415     50,357     58,985     43,716
        0           0          0          0          0          0          0          0
   (8,176)       (598)        (9)       (79)      (342)      (204)   (63,979)    (3,083)
  147,548      16,417   (104,890)    73,275    181,656    (57,399)    52,518        419
   (1,429)     (2,323)    (1,046)      (852)    (2,440)    (2,124)    (4,672)    (5,139)
 --------    --------  ---------   --------   --------   --------  ---------   --------

  165,570      39,393   (102,599)   104,116    242,289     (9,370)    42,852     35,913
 --------    --------  ---------   --------   --------   --------  ---------   --------

  145,407      71,941   (113,701)   124,973    293,393     (1,456)    14,090    102,425

  258,505     186,564    246,298    121,325    295,251    296,707    676,824    574,399
 --------    --------  ---------   --------   --------   --------  ---------   --------
 $403,912    $258,505  $ 132,597   $246,298   $588,644   $295,251  $ 690,914   $676,824
 ========    ========  =========   ========   ========   ========  =========   ========

   25,324      21,915     25,387     15,804     36,030     37,739     70,690     66,952
 --------    --------  ---------   --------   --------   --------  ---------   --------
   71,486      62,761     17,644     28,097     65,007     26,647    102,147     65,856
  (57,350)    (59,352)   (28,431)   (18,514)   (46,373)   (28,356)  (103,341)   (62,118)
 --------    --------  ---------   --------   --------   --------  ---------   --------
   39,460      25,324     14,600     25,387     54,664     36,030     69,496     70,690
 ========    ========  =========   ========   ========   ========  =========   ========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A46

                            FINANCIAL STATEMENTS OF
             PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the years ended December 31, 2011 and 2010

                                                                  SUBACCOUNTS
                                   ------------------------------------------------------------------------
                                   PROFUND VP LARGE-CAP   AST JENNISON LARGE-CAP    AST JENNISON LARGE-CAP
                                           VALUE              VALUE PORTFOLIO          GROWTH PORTFOLIO
                                   --------------------  ------------------------  ------------------------
                                   01/01/2011 01/01/2010  01/01/2011   01/01/2010   01/01/2011   01/01/2010
                                       TO         TO          TO           TO           TO           TO
                                   12/31/2011 12/31/2010  12/31/2011   12/31/2010   12/31/2011   12/31/2010
                                   ---------- ---------- -----------  -----------  -----------  -----------
OPERATIONS
  Net investment income
   (loss)......................... $  (6,604)  $ (4,307) $  (481,154) $  (143,955) $  (463,441) $   (93,986)
  Capital gains distributions
   received.......................         0          0      129,050       14,850            0            0
  Realized gain (loss) on shares
   redeemed.......................   (42,359)    (6,405)  (2,793,497)     (99,339)    (954,647)     (23,619)
  Net change in unrealized gain
   (loss) on investments..........   (40,958)    56,279   (2,493,809)   2,127,994   (1,425,053)   1,436,671
                                   ---------   --------  -----------  -----------  -----------  -----------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   OPERATIONS.....................   (89,921)    45,567   (5,639,410)   1,899,550   (2,843,141)   1,319,066
                                   ---------   --------  -----------  -----------  -----------  -----------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net
   payments.......................    87,706    311,992   24,780,520   18,347,732   22,060,185   12,060,589
  Annuity Payments................         0          0            0            0            0            0
  Surrenders, withdrawals and
   death benefits.................   (56,894)      (218)    (395,637)     (89,452)    (306,409)     (42,002)
  Net transfers between other
   subaccounts or fixed rate
   option.........................   182,086     49,815   (9,485,344)   4,214,808   (2,389,885)   2,484,324
  Withdrawal and other
   charges........................    (4,955)    (4,625)    (232,029)     (50,576)    (175,376)     (32,878)
                                   ---------   --------  -----------  -----------  -----------  -----------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   CONTRACT OWNER
   TRANSACTIONS...................   207,943    356,964   14,667,510   22,422,512   19,188,515   14,470,033
                                   ---------   --------  -----------  -----------  -----------  -----------

TOTAL INCREASE
   (DECREASE) IN NET
   ASSETS.........................   118,022    402,531    9,028,100   24,322,062   16,345,374   15,789,099

NET ASSETS
  Beginning of period.............   732,764    330,233   24,809,153      487,091   16,038,561      249,462
                                   ---------   --------  -----------  -----------  -----------  -----------
  End of period................... $ 850,786   $732,764  $33,837,253  $24,809,153  $32,383,935  $16,038,561
                                   =========   ========  ===========  ===========  ===========  ===========

  Beginning units.................    89,036     44,746    2,319,311       47,286    1,477,715       24,230
                                   ---------   --------  -----------  -----------  -----------  -----------
  Units issued....................   231,178    123,013    5,579,780    2,628,218    6,022,523    1,724,146
  Units redeemed..................  (222,933)   (78,723)  (4,474,375)    (356,193)  (4,476,730)    (270,661)
                                   ---------   --------  -----------  -----------  -----------  -----------
  Ending units....................    97,281     89,036    3,424,716    2,319,311    3,023,508    1,477,715
                                   =========   ========  ===========  ===========  ===========  ===========

*  Date subaccount became available for investment
** Date subaccount was no longer available for investment

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A47

                                         SUBACCOUNTS (CONTINUED)
-------------------------------------------------------------------------------------------------------------
  CREDIT SUISSE TRUST
INTERNATIONAL EQUITY FLEX III
       PORTFOLIO               AST BOND PORTFOLIO 2020    AST BOND PORTFOLIO 2017    AST BOND PORTFOLIO 2021
----------------------------  -------------------------  -------------------------  -------------------------
 01/01/2011     01/01/2010     01/01/2011    01/01/2010   01/01/2011   01/04/2010*   01/01/2011   01/04/2010*
     TO             TO             TO            TO           TO           TO            TO           TO
10/21/2011**    12/31/2010     12/31/2011    12/31/2010   12/31/2011   12/31/2010    12/31/2011   12/31/2010
------------    ----------    ------------  -----------  ------------  -----------  ------------  -----------
$   161,925     $ (119,376)   $    (66,889) $  (320,238) $ (1,380,067) $  (120,888) $ (2,372,052) $  (123,369)
          0              0       1,536,534            0       356,403            0             0            0
   (435,076)        (2,119)         67,199    1,543,442       739,451      734,749     6,295,875     (394,532)
 (1,153,588)     1,054,177          13,305      155,536     3,411,695      (26,183)   14,846,592     (591,330)
-----------      ----------   ------------  -----------  ------------  -----------  ------------  -----------

 (1,426,739)       932,682       1,550,149    1,378,740     3,127,482      587,678    18,770,415   (1,109,231)
-----------      ----------   ------------  -----------  ------------  -----------  ------------  -----------

      6,260         56,224              62          954             0            0             0            0
     (7,148)        (6,941)              0            0             0            0             0            0
   (778,858)      (911,480)       (290,634)    (763,323)   (2,838,068)    (448,217)   (4,036,042)    (310,835)
 (7,741,280)       176,706     (14,787,484)  15,532,076   168,630,258    4,606,659   193,199,248   26,303,043
     (3,588)        (4,929)         (2,730)     (11,533)      (57,543)           0       (82,427)        (108)
-----------      ----------   ------------  -----------  ------------  -----------  ------------  -----------

 (8,524,614)      (690,420)    (15,080,786)  14,758,174   165,734,647    4,158,442   189,080,779   25,992,100
-----------      ----------   ------------  -----------  ------------  -----------  ------------  -----------

 (9,951,353)       242,262     (13,530,637)  16,136,914   168,862,129    4,746,120   207,851,194   24,882,869

  9,951,353      9,709,091      17,133,185      996,271     4,746,120            0    24,882,869            0
-----------      ----------   ------------  -----------  ------------  -----------  ------------  -----------
$         0     $9,951,353    $  3,602,548  $17,133,185  $173,608,249  $ 4,746,120  $232,734,063  $24,882,869
===========      ==========   ============  ===========  ============  ===========  ============  ===========

    890,619        961,736       1,771,066      113,597       449,557            0     2,261,043            0
-----------      ----------   ------------  -----------  ------------  -----------  ------------  -----------
     42,042         91,617       1,231,594    6,821,656    23,744,431    2,279,990    30,873,753    4,286,029
   (932,661)      (162,734)     (2,688,871)  (5,164,187)   (9,107,483)  (1,830,433)  (14,778,649)  (2,024,986)
-----------      ----------   ------------  -----------  ------------  -----------  ------------  -----------
          0        890,619         313,789    1,771,066    15,086,505      449,557    18,356,147    2,261,043
===========      ==========   ============  ===========  ============  ===========  ============  ===========

*  Date subaccount became available for investment
** Date subaccount was no longer available for investment

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A48

                            FINANCIAL STATEMENTS OF
             PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the years ended December 31, 2011 and 2010

                                                                 SUBACCOUNTS
                                   ----------------------------------------------------------------------
                                    WELLS FARGO ADVANTAGE   WELLS FARGO ADVANTAGE    WELLS FARGO ADVANTAGE
                                        VT CORE EQUITY      VT INTERNATIONAL EQUITY     VT OMEGA GROWTH
                                   PORTFOLIO SHARE CLASS 1  PORTFOLIO SHARE CLASS 1 PORTFOLIO SHARE CLASS 1
                                   -----------------------  ---------------------   ----------------------
                                    01/01/2011  07/16/2010* 01/01/2011  07/16/2010* 01/01/2011  07/16/2010*
                                        TO          TO          TO          TO          TO          TO
                                   08/26/2011** 12/31/2010  12/31/2011  12/31/2010  12/31/2011  12/31/2010
                                   ------------ ----------- ----------  ----------- ----------  -----------
OPERATIONS
  Net investment income
   (loss)......................... $    (4,503) $  (15,987) $  (9,022)   $ (7,731)  $  (26,631) $  (13,737)
  Capital gains distributions
   received.......................     381,228           0     38,520           0       13,281           0
  Realized gain (loss) on shares
   redeemed.......................    (160,973)     33,375     23,264      18,392      134,548      33,466
  Net change in unrealized gain
   (loss) on investments..........    (393,326)    393,326   (175,830)    176,401     (203,172)    392,777
                                   -----------  ----------  ---------    --------   ----------  ----------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   OPERATIONS.....................    (177,574)    410,714   (123,068)    187,062      (81,974)    412,506
                                   -----------  ----------  ---------    --------   ----------  ----------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net
   payments.......................           0         436          0           0            0          17
  Annuity Payments................           0           0          0           0       (1,208)          0
  Surrenders, withdrawals and
   death benefits.................    (544,049)   (226,234)  (135,129)    (90,145)    (489,018)   (216,468)
  Net transfers between other
   subaccounts or fixed rate
   option.........................  (1,377,644)  1,919,017    (75,892)    888,420      (61,690)  1,694,559
  Withdrawal and other
   charges........................      (2,657)     (2,009)    (1,666)       (912)      (5,338)     (2,086)
                                   -----------  ----------  ---------    --------   ----------  ----------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   CONTRACT OWNER
   TRANSACTIONS...................  (1,924,350)  1,691,210   (212,687)    797,363     (557,254)  1,476,022
                                   -----------  ----------  ---------    --------   ----------  ----------

TOTAL INCREASE
   (DECREASE) IN NET
   ASSETS.........................  (2,101,924)  2,101,924   (335,755)    984,425     (639,228)  1,888,528

NET ASSETS
  Beginning of period.............   2,101,924           0    984,425           0    1,888,528           0
                                   -----------  ----------  ---------    --------   ----------  ----------
  End of period................... $         0  $2,101,924  $ 648,670    $984,425   $1,249,300  $1,888,528
                                   ===========  ==========  =========    ========   ==========  ==========

  Beginning units.................     147,588           0     68,335           0      960,874           0
                                   -----------  ----------  ---------    --------   ----------  ----------
  Units issued....................         453     168,512      3,338      78,496       56,747   1,100,909
  Units redeemed..................    (148,041)    (20,924)   (19,180)    (10,161)    (335,017)   (140,035)
                                   -----------  ----------  ---------    --------   ----------  ----------
  Ending units....................           0     147,588     52,493      68,335      682,604     960,874
                                   ===========  ==========  =========    ========   ==========  ==========

*  Date subaccount became available for investment
** Date subaccount was no longer available for investment

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A49

                            SUBACCOUNTS (CONTINUED)
    -----------------------------------------------------------------------
                                                                     AST
    WELLS FARGO ADVANTAGE    WELLS FARGO ADVANTAGE   AST BOND    QUANTITATIVE
     VT SMALL CAP GROWTH      VT SMALL CAP VALUE     PORTFOLIO     MODELING
    PORTFOLIO SHARE CLASS 1 PORTFOLIO SHARE CLASS 1    2022       PORTFOLIO
    ---------------------   ----------------------  -----------  ------------
    01/01/2011  07/16/2010* 01/01/2011  07/16/2010* 01/03/2011*  05/02/2011*
        TO          TO          TO          TO          TO            TO
    12/31/2011  12/31/2010  12/31/2011  12/31/2010  12/31/2011    12/31/2011
    ----------  ----------- ----------  ----------- -----------  ------------
    $ (11,453)   $ (5,898)  $  (13,981) $  (16,134) $  (523,180) $  (410,093)
            0           0            0           0            0            0
       58,190      12,918      113,941      32,270      781,609      (28,323)
      (88,021)    178,554     (248,068)    397,279    3,313,545   (1,501,336)
    ---------    --------   ----------  ----------  -----------  -----------

      (41,284)    185,574     (148,108)    413,415    3,571,974   (1,939,752)
    ---------    --------   ----------  ----------  -----------  -----------

       11,422           0           49          46            0   82,822,404
            0           0            0           0            0            0
     (216,445)    (81,224)    (564,394)   (271,331)    (534,212)    (424,353)
      (11,622)    700,216      (29,218)  2,016,712   81,458,818      666,048
       (1,452)       (671)      (5,127)     (2,805)        (313)         (52)
    ---------    --------   ----------  ----------  -----------  -----------

     (218,097)    618,321     (598,690)  1,742,622   80,924,293   83,064,047
    ---------    --------   ----------  ----------  -----------  -----------

     (259,381)    803,895     (746,798)  2,156,037   84,496,267   81,124,295

      803,895           0    2,156,037           0            0            0
    ---------    --------   ----------  ----------  -----------  -----------
    $ 544,514    $803,895   $1,409,239  $2,156,037  $84,496,267  $81,124,295
    =========    ========   ==========  ==========  ===========  ===========

       65,643           0      182,670           0            0            0
    ---------    --------   ----------  ----------  -----------  -----------
        6,142      75,490        7,388     214,443   10,939,930    9,571,626
      (24,510)     (9,847)     (59,447)    (31,773)  (3,889,175)    (455,648)
    ---------    --------   ----------  ----------  -----------  -----------
       47,275      65,643      130,611     182,670    7,050,755    9,115,978
    =========    ========   ==========  ==========  ===========  ===========

*  Date subaccount became available for investment
** Date subaccount was no longer available for investment

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A50

                            FINANCIAL STATEMENTS OF
             PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the years ended December 31, 2011 and 2010

                                                           SUBACCOUNTS
                                   -----------------------------------------------------------
                                                  WELLS FARGO
                                   AST BLACKROCK  ADVANTAGE VT
                                      GLOBAL      OPPORTUNITY   AST PRUDENTIAL  AST NEUBERGER
                                    STRATEGIES       FUND -       CORE BOND      BERMAN CORE
                                     PORTFOLIO      CLASS 1       PORTFOLIO     BOND PORTFOLIO
                                   -------------  ------------  --------------  --------------
                                    04/29/2011*   08/26/2011*    10/31/2011*     10/31/2011*
                                        TO             TO             TO              TO
                                    12/31/2011     12/31/2011     12/31/2011      12/31/2011
                                   -------------  ------------  --------------  --------------
OPERATIONS
  Net investment income
   (loss).........................  $ (8,573,981)   $   (8,075)    $   (13,496)     $   (6,875)
  Capital gains distributions
   received.......................             0             0               0               0
  Realized gain (loss) on shares
   redeemed.......................    (7,687,566)        2,455            (136)         (2,189)
  Net change in unrealized gain
   (loss) on investments..........   (43,928,385)       68,169          90,392          32,187
                                    ------------    ----------     -----------      ----------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   OPERATIONS.....................   (60,189,932)       62,549          76,760          23,123
                                    ------------    ----------     -----------      ----------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net
   payments.......................   253,055,390            10       4,956,253       2,439,712
  Annuity Payments................      (224,690)            0               0               0
  Surrenders, withdrawals and
   death benefits.................   (40,482,449)      (72,345)        (14,011)         (5,109)
  Net transfers between other
   subaccounts or fixed rate
   option.........................   665,067,409     1,351,211       6,022,443       1,849,594
  Withdrawal and other
   charges........................    (1,196,754)         (833)         (2,190)         (1,585)
                                    ------------    ----------     -----------      ----------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   CONTRACT OWNER
   TRANSACTIONS...................   876,218,906     1,278,043      10,962,495       4,282,612
                                    ------------    ----------     -----------      ----------

TOTAL INCREASE
   (DECREASE) IN NET
   ASSETS.........................   816,028,974     1,340,592      11,039,255       4,305,735

NET ASSETS
  Beginning of period.............             0             0               0               0
                                    ------------    ----------     -----------      ----------
  End of period...................  $816,028,974    $1,340,592     $11,039,255      $4,305,735
                                    ============    ==========     ===========      ==========

  Beginning units.................             0             0               0               0
                                    ------------    ----------     -----------      ----------
  Units issued....................   106,540,937       133,947       1,194,460         550,029
  Units redeemed..................   (17,444,995)       (8,692)        (98,202)       (122,393)
                                    ------------    ----------     -----------      ----------
  Ending units....................    89,095,942       125,255       1,096,258         427,636
                                    ============    ==========     ===========      ==========

*  Date subaccount became available for investment

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A51

                       NOTES TO FINANCIAL STATEMENTS OF
             PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT
                               DECEMBER 31, 2011

NOTE 1: GENERAL

        Pruco Life Flexible Premium Variable Annuity Account (the "Account") was established on June 16, 1995 under Arizona law as a separate investment account of Pruco Life Insurance Company ("Pruco Life"), a wholly-owned subsidiary of The Prudential Insurance Company of America ("Prudential"), which is a wholly-owned subsidiary of Prudential Financial, Inc. ("PFI"). Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from Pruco Life's other assets and liabilities. The portion of the Account's assets applicable to the variable annuity contracts is not chargeable with liabilities arising out of any other business Pruco Life may conduct. Proceeds from purchases of Strategic Partners Variable Annuity One, Strategic Partners Variable Annuity One 3, Strategic Partners Select, Strategic Partners Advisor, Strategic Partners Plus, Strategic Partners FlexElite, Discovery Preferred, Discovery Select, Discovery Choice, Prudential Premier B, L, X Series, Prudential Premier Bb Series, Prudential Premier Retirement X, B, L, C Series, Prudential Premier Advisor and Prudential Premier Retirement Variable Annuity contracts are invested in the Account.

        The Account is registered under the Investment Company Act of 1940, as amended, as a unit investment trust. The Account is a funding vehicle for individual variable annuity contracts. There are one hundred and thirteen subaccounts within the Account, of which one hundred and twelve had activity during 2011. Each contract offers the option to invest in various subaccounts, each of which invests in either a corresponding portfolio of The Prudential Series Fund, Advanced Series Trust (collectively the "Series Funds") or one of the non-Prudential administered funds (collectively, the "Portfolios"). Investment options vary by contract.

        The name of each Portfolio and the corresponding subaccount name are as follows:

AllianceBernstein VPS Large Cap Growth Portfolio Class B
American Century VP Value Fund
AST Academic Strategies Asset Allocation Portfolio
AST Advanced Strategies Portfolio
AST American Century Income & Growth Portfolio
AST Balanced Asset Allocation Portfolio
AST BlackRock Global Strategies Portfolio (merged from Prudential SP Growth
 Asset Allocation Portfolio)
AST BlackRock Value Portfolio (formerly AST Value Portfolio)
AST Bond Portfolio 2016*
AST Bond Portfolio 2017
AST Bond Portfolio 2018
AST Bond Portfolio 2019
AST Bond Portfolio 2020
AST Bond Portfolio 2021
AST Bond Portfolio 2022
AST Capital Growth Asset Allocation Portfolio
AST CLS Growth Asset Allocation Portfolio
AST CLS Moderate Asset Allocation Portfolio
AST Cohen & Steers Realty Portfolio
AST Federated Aggressive Growth Portfolio (merged from AST Neuberger Berman
 Small-Cap Growth Portfolio)
AST FI Pyramis(R) Asset Allocation Portfolio
AST First Trust Balanced Target Portfolio
AST First Trust Capital Appreciation Target Portfolio
AST Global Real Estate Portfolio
AST Goldman Sachs Concentrated Growth Portfolio
AST Goldman Sachs Large-Cap Value Portfolio (formerly AST AllianceBernstein
 Growth & Income Portfolio)
AST Goldman Sachs Mid-Cap Growth Portfolio
AST Goldman Sachs Small-Cap Value Portfolio
AST High Yield Portfolio
AST Horizon Growth Asset Allocation Portfolio
AST Horizon Moderate Asset Allocation Portfolio
AST International Growth Portfolio
AST International Value Portfolio
AST Investment Grade Bond Portfolio
AST J.P. Morgan Strategic Opportunities Portfolio
AST Jennison Large-Cap Growth Portfolio
AST Jennison Large-Cap Value Portfolio
AST JPMorgan International Equity Portfolio
AST Large-Cap Value Portfolio
AST Lord Abbett Core Fixed Income Portfolio (formerly AST Lord Abbett
 Bond-Debenture Portfolio)
AST Marsico Capital Growth Portfolio
AST MFS Global Equity Portfolio
AST MFS Growth Portfolio
AST Mid-Cap Value Portfolio
AST Money Market Portfolio
AST Neuberger Berman/LSV Mid-Cap Value Portfolio
AST Neuberger Berman Core Bond Portfolio

                                      A52

AST Neuberger Berman Mid-Cap Growth Portfolio
AST Neuberger Berman Small-Cap Growth Portfolio (merged to AST Federated
 Aggressive Growth Portfolio)**
AST Parametric Emerging Markets Equity Portfolio
AST PIMCO Limited Maturity Bond Portfolio
AST PIMCO Total Return Bond Portfolio
AST Preservation Asset Allocation Portfolio
AST Prudential Core Bond Portfolio
AST QMA US Equity Alpha Portfolio
AST Quantitative Modeling Portfolio
AST Schroders Multi-Asset World Strategies Portfolio
AST Small-Cap Growth Portfolio
AST Small-Cap Value Portfolio
AST T. Rowe Price Asset Allocation Portfolio
AST T. Rowe Price Equity Income Portfolio (formerly AST AllianceBernstein Core
 Value Portfolio)
AST T. Rowe Price Global Bond Portfolio
AST T. Rowe Price Large-Cap Growth Portfolio
AST T. Rowe Price Natural Resources Portfolio
AST Wellington Management Hedged Equity Portfolio (formerly AST Aggressive
 Asset Allocation Portfolio)
AST Western Asset Core Plus Bond Portfolio
Credit Suisse Trust International Equity Flex III Portfolio**
Davis Value Portfolio
Franklin Templeton VIP Founding Funds Allocation Fund
FTVIP Franklin Small-Mid Cap Growth Securities Fund - Class 2
Invesco V.I. Core Equity Fund
Janus Aspen Janus Portfolio - Institutional Shares
Janus Aspen Janus Portfolio - Service Shares
Janus Aspen Overseas Portfolio - Institutional Shares
MFS(R) Growth Series - Initial Class
MFS(R) Research Series - Initial Class
NVIT Developing Markets Fund
ProFund VP Consumer Goods Portfolio
ProFund VP Consumer Services
ProFund VP Financials
ProFund VP Health Care
ProFund VP Industrials
ProFund VP Large-Cap Growth
ProFund VP Large-Cap Value
ProFund VP Mid-Cap Growth
ProFund VP Mid-Cap Value
ProFund VP Real Estate
ProFund VP Small-Cap Growth
ProFund VP Small-Cap Value
ProFund VP Telecommunications
ProFund VP Utilities
Prudential Conservative Balanced Portfolio
Prudential Diversified Bond Portfolio
Prudential Equity Portfolio
Prudential Flexible Managed Portfolio
Prudential Global Portfolio
Prudential High Yield Bond Portfolio
Prudential Jennison 20/20 Focus Portfolio
Prudential Jennison Portfolio
Prudential Money Market Portfolio
Prudential Natural Resources Portfolio
Prudential Small Capitalization Stock Portfolio
Prudential SP Growth Asset Allocation Portfolio (merged to AST BlackRock Global
 Strategies Portfolio)**
Prudential SP International Growth Portfolio
Prudential SP International Value Portfolio
Prudential SP Small Cap Value Portfolio
Prudential Stock Index Portfolio
Prudential Value Portfolio
Prudential SP Prudential U.S. Emerging Growth Portfolio
T. Rowe Price Equity Income Portfolio
T. Rowe Price International Stock Portfolio
Wells Fargo Advantage VT Core Equity Portfolio Share Class 1 (merged to Wells
 Fargo Advantage VT Opportunity Fund - Class 1)**
Wells Fargo Advantage VT International Equity Portfolio Share Class 1
Wells Fargo Advantage VT Omega Growth Portfolio Share Class 1
Wells Fargo Advantage VT Opportunity Fund - Class 1 (merged from Wells Fargo
 Advantage VT Core Equity Portfolio Share Class 1)
Wells Fargo Advantage VT Small Cap Growth Portfolio Share Class 1
Wells Fargo Advantage VT Small Cap Value Portfolio Share Class 1
        --------
        * Subaccount available for investment, but had no assets as of December 31, 2011
        ** Subaccount no longer available for investment as of December 31, 2011

        The Series Funds are diversified open-ended management investment companies, and each portfolio of the Series Funds is managed by affiliates of Prudential. Each of the variable investment options of the Account indirectly bears exposure to the market, credit and liquidity risks of the portfolio in which it invests. These financial statements should be read in conjunction with the financial statements and footnotes of the Series Funds and externally managed portfolios. Additional information on these subaccounts is available upon request to the appropriate companies.

        At December 31, 2011, there were no balances or transactions for the period then ended pertaining to AST Bond Portfolio 2016.

        The following table sets forth the dates on which mergers took place in the Account along with relevant information pertaining to each merger. The transfers from the old subaccounts to the new subaccounts are reflected in the Statement of Changes in Net Assets for the

                                      A53
        year ended December 31, 2011 as net transfers between subaccounts. The transfers occurred as follows:

                                 REMOVED PORTFOLIO           SURVIVING PORTFOLIO
APRIL 29, 2011             ------------------------------ --------------------------
                           AST NEUBERGER BERMAN SMALL-CAP  AST FEDERATED AGGRESSIVE
                                  GROWTH PORTFOLIO             GROWTH PORTFOLIO
                           ------------------------------ --------------------------
Shares....................             4,197,465                   10,146,241
Net asset value per share.          $      10.24                 $      10.01
Net assets before merger..          $ 42,982,042                 $ 58,581,833
Net assets after merger...          $          0                 $101,563,875

                             PRUDENTIAL SP GROWTH ASSET      AST BLACKROCK GLOBAL
                                ALLOCATION PORTFOLIO         STRATEGIES PORTFOLIO
                           ------------------------------ --------------------------
Shares....................            67,455,389                   64,419,897
Net asset value per share.          $       9.55                 $      10.00
Net assets before merger..          $644,198,965                 $          0
Net assets after merger...          $          0                 $644,198,965

                                 REMOVED PORTFOLIO           SURVIVING PORTFOLIO
AUGUST 26, 2011            ------------------------------ --------------------------
                           WELLS FARGO ADVANTAGE VT CORE   WELLS FARGO ADVANTAGE VT
                           EQUITY PORTFOLIO SHARE CLASS 1 OPPORTUNITY FUND - CLASS 1
                           ------------------------------ --------------------------
Shares....................               106,493                       81,746
Net asset value per share.          $      12.68                 $      16.52
Net assets before merger..          $  1,350,431                 $          0
Net assets after merger...          $          0                 $  1,350,431

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

        The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

        Investments--The investments in shares of the portfolios are stated at the net asset value of the respective portfolios, which is obtained from the custodian and is based on the fair value of the underlying securities in the respective portfolios. All changes in fair value are recorded as changes in unrealized gains (losses) on investments in the statements of operations of the applicable Subaccount.

        Security Transactions--Realized gains and losses on security transactions are determined based upon an average cost of the investment sold. Purchase and sale transactions are recorded as of the trade date of the security being purchased or sold.

        Dividend Income and Distributions Received--Dividend and capital gain distributions received are reinvested in additional shares of the portfolios and are recorded on the ex-distribution date.

        FUTURE ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

        In May 2011, the Financial Accounting Standards Board ("FASB") issued updated guidance regarding the fair value measurements and disclosure requirements. The updated guidance clarifies existing guidance related to the application of fair value measurement methods and requires expanded disclosures. This new guidance is effective for the first interim or annual reporting period beginning after December 15, 2011 and should be applied prospectively. The Account expects this guidance to have an impact on its financial statement disclosures but limited, if any, impact on the Account's financial position or results of operations.

                                      A54

NOTE 3: FAIR VALUE

        Fair Value Measurement--Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance around fair value established a framework for measuring fair value that includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs to valuation techniques into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

        Level 1--Fair value is based on unadjusted quoted prices in active markets that are accessible to the Account for identical assets or liabilities. These generally provide the most reliable evidence and are used to measure fair value whenever available. Active markets are defined as having the following characteristics for the measured asset/liability: (i) many transactions, (ii) current prices,
        (iii) price quotes not varying substantially among market makers,
        (iv) narrow bid/ask spreads and (v) most information publicly available. Investments which have a net asset value which is readily available to the public are classified as Level 1.

        Level 2--Fair value is based on significant inputs, other than Level 1 inputs, that are observable for the asset, either directly or indirectly, for substantially the full term of the asset through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets and liabilities, quoted market prices in markets that are not active for identical or similar assets or liabilities, and other market observable inputs. Investments which have a net asset value which is only available to institutional clients are classified as Level 2.

        Level 3--Fair value is based on at least one or more significant unobservable inputs for the asset or liability. These inputs reflect the Account's assumptions about the inputs market participants would use in pricing the asset or liability. As of December 31, 2011, the Account did not have any Level 3 assets or liabilities.

        As of December 31, 2011, all funds have been classified as Level 1 with the exception of proprietary funds, consisting of "Series Funds", and any non-proprietary funds not available for public investment, which are classified as level 2. The Level 2 fund balances of assets and liabilities measured at fair value on a recurring basis, as of December 31, 2011, are presented below.

   Proprietary Funds ("Series Funds")....................... $42,865,405,407
   AllianceBernstein VPS Large Cap Growth Portfolio Class B. $     4,531,724
   Davis Value Portfolio.................................... $    28,266,090
   Janus Aspen Janus Portfolio - Service Shares............. $    10,839,280
   Janus Aspen Janus Portfolio - Institutional Shares....... $    52,764,624
   Janus Aspen Overseas Portfolio - Institutional Shares.... $    96,776,335
   NVIT Developing Markets Fund............................. $    13,856,365
   ProFund VP Consumer Services............................. $       122,604
   ProFund VP Consumer Goods Portfolio...................... $       358,247
   ProFund VP Financials.................................... $       429,486
   ProFund VP Health Care................................... $       693,261
   ProFund VP Industrials................................... $       170,834
   ProFund VP Mid-Cap Growth................................ $       325,787
   ProFund VP Mid-Cap Value................................. $       665,093
   ProFund VP Real Estate................................... $       386,146
   ProFund VP Small-Cap Growth.............................. $       403,047
   ProFund VP Small-Cap Value............................... $       403,912
   ProFund VP Telecommunications............................ $       132,597
   ProFund VP Utilities..................................... $       588,644
   ProFund VP Large-Cap Growth.............................. $       690,914

                                      A55

ProFund VP Large-Cap Value............................................ $  850,786
Wells Fargo Advantage VT International Equity Portfolio Share Class 1. $  648,670
Wells Fargo Advantage VT Omega Growth Portfolio Share Class 1......... $1,249,300
Wells Fargo Advantage VT Opportunity Fund - Class 1................... $1,340,592
Wells Fargo Advantage VT Small Cap Growth Portfolio Share Class 1..... $  544,514
Wells Fargo Advantage VT Small Cap Value Portfolio Share Class 1...... $1,409,239

        TRANSFERS BETWEEN LEVEL 1 AND LEVEL 2

        During 2011, there were no significant transfers from Level 1 to Level
        2. There were significant transfers from Level 2 to Level 1 of $100,795,946 in respect of the Invesco V.I. Core Equity Fund. The transfers are based on values as of December 31, 2010. Investments are transferred out of Level 1 and into Level 2 when a net asset value is no longer readily available to the public and conversely transferred out of Level 2 and into Level 1 when a net asset value becomes readily available to the public.

        As there are no Level 3 assets for either period, a presentation of the reconciliation of Level 3 assets is not required at this time. In addition, there are no other financial assets or liabilities valued on a non-recurring basis.

NOTE 4: TAXES

        Pruco Life is taxed as a "life insurance company" as defined by the Internal Revenue Code. The results of operations of the Account form a part of PFI's consolidated federal tax return. No federal income taxes are payable by the Account. As such, no provision for tax liability has been recorded in these financial statements. Prudential management will review periodically the status of the policy in the event of changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the contracts.

NOTE 5: PURCHASES AND SALES OF INVESTMENTS

        The aggregate costs of purchases and proceeds from sales, excluding distributions received and reinvested, of investments in the portfolios for the year ended December 31, 2011 were as follows:

                                                        PURCHASES      SALES
                                                       ----------- -------------
Prudential Money Market Portfolio..................... $70,860,154 $(105,188,577)
Prudential Diversified Bond Portfolio................. $ 3,454,190 $ (32,558,689)
Prudential Equity Portfolio........................... $ 1,678,821 $ (36,553,421)
Prudential Flexible Managed Portfolio................. $   245,225 $  (2,118,412)
Prudential Conservative Balanced Portfolio............ $   306,712 $  (3,532,685)
Prudential Value Portfolio............................ $ 3,996,373 $ (57,896,892)
Prudential High Yield Bond Portfolio.................. $12,396,373 $ (49,316,807)
Prudential Natural Resources Portfolio................ $   211,535 $  (3,299,170)
Prudential Stock Index Portfolio...................... $ 6,238,644 $ (53,987,798)
Prudential Global Portfolio........................... $ 1,315,056 $ (12,274,205)
Prudential Jennison Portfolio......................... $ 2,582,495 $ (50,381,268)
Prudential Small Capitalization Stock Portfolio....... $ 1,047,105 $ (10,415,856)
T. Rowe Price International Stock Portfolio........... $   578,668 $  (3,993,136)
T. Rowe Price Equity Income Portfolio................. $   861,307 $  (9,216,739)
Invesco V.I. Core Equity Fund......................... $   155,694 $ (14,772,623)
Janus Aspen Janus Portfolio - Institutional Shares.... $   357,944 $  (9,246,376)
Janus Aspen Overseas Portfolio - Institutional Shares. $ 3,250,714 $ (24,611,622)
MFS(R) Research Series - Initial Class................ $   262,752 $  (2,623,053)
MFS(R) Growth Series - Initial Class.................. $   537,394 $  (9,232,033)
American Century VP Value Fund........................ $   810,460 $  (3,572,018)
FTVIP Franklin Small-Mid Cap Growth Securities Fund... $ 1,625,733 $  (5,094,978)
Prudential Jennison 20/20 Focus Portfolio............. $ 3,724,313 $  (9,695,233)
Davis Value Portfolio................................. $   450,382 $  (4,982,091)

                                      A56

                                                             PURCHASES          SALES
                                                          --------------- ----------------
AllianceBernstein VPS Large Cap Growth Portfolio Class B. $       723,937 $     (1,212,660)
Prudential SP Small Cap Value Portfolio.................. $     3,654,141 $    (24,425,462)
Janus Aspen Janus Portfolio - Service Shares............. $       262,402 $     (2,797,198)
Prudential SP Prudential U.S. Emerging Growth Portfolio.. $     3,897,160 $    (34,978,481)
Prudential SP Growth Asset Allocation Portfolio.......... $     2,933,141 $   (679,426,618)
Prudential SP International Growth Portfolio............. $     1,633,319 $    (10,801,914)
Prudential SP International Value Portfolio.............. $     2,752,927 $    (11,274,131)
AST Goldman Sachs Large-Cap Value Portfolio.............. $   100,720,170 $    (65,057,747)
AST American Century Income & Growth Portfolio........... $    83,109,491 $    (53,866,239)
AST Schroders Multi-Asset World Strategies Portfolio..... $ 1,483,884,844 $ (1,089,732,640)
AST Cohen & Steers Realty Portfolio...................... $   110,585,418 $    (83,904,639)
AST J.P. Morgan Strategic Opportunities Portfolio........ $   572,034,069 $   (360,597,007)
AST BlackRock Value Portfolio............................ $    78,772,536 $    (41,434,780)
AST Neuberger Berman Small-Cap Growth Portfolio.......... $    16,057,523 $    (45,453,631)
AST High Yield Portfolio................................. $   114,428,152 $    (78,446,097)
AST Federated Aggressive Growth Portfolio................ $   118,977,041 $    (81,217,799)
AST Mid-Cap Value Portfolio.............................. $    57,459,595 $    (43,443,760)
AST Small-Cap Value Portfolio............................ $    50,973,860 $    (41,508,578)
AST Goldman Sachs Concentrated Growth Portfolio.......... $    62,640,083 $    (60,983,177)
AST Goldman Sachs Mid-Cap Growth Portfolio............... $   117,818,411 $   (101,484,288)
AST Large-Cap Value Portfolio............................ $    72,547,515 $    (36,727,106)
AST Lord Abbett Core Fixed Income Portfolio.............. $   241,164,273 $    (54,710,339)
AST Marsico Capital Growth Portfolio..................... $   126,160,002 $   (100,107,991)
AST MFS Growth Portfolio................................. $    36,982,418 $    (29,445,975)
AST Neuberger Berman Mid-Cap Growth Portfolio............ $   134,360,300 $    (92,264,979)
AST Neuberger Berman/LSV Mid-Cap Value Portfolio......... $   109,366,394 $    (89,923,299)
AST PIMCO Limited Maturity Bond Portfolio................ $   127,819,376 $    (69,418,826)
AST T. Rowe Price Equity Income Portfolio................ $    56,922,964 $    (42,750,550)
AST QMA US Equity Alpha Portfolio........................ $    32,615,794 $    (22,909,918)
AST T. Rowe Price Natural Resources Portfolio............ $   278,790,253 $   (232,705,516)
AST T. Rowe Price Asset Allocation Portfolio............. $ 2,327,686,287 $ (1,390,153,026)
AST MFS Global Equity Portfolio.......................... $   109,213,906 $    (80,173,503)
AST JPMorgan International Equity Portfolio.............. $   113,153,829 $    (95,197,431)
AST T. Rowe Price Global Bond Portfolio.................. $   102,297,650 $    (62,296,910)
AST Wellington Management Hedged Equity Portfolio........ $   201,481,288 $    (77,457,767)
AST Capital Growth Asset Allocation Portfolio............ $ 2,269,338,268 $ (2,270,451,359)
AST Academic Strategies Asset Allocation Portfolio....... $ 1,989,589,685 $ (1,644,537,096)
AST Balanced Asset Allocation Portfolio.................. $ 2,158,973,130 $ (1,806,446,444)
AST Preservation Asset Allocation Portfolio.............. $ 1,314,078,308 $   (665,319,204)
AST First Trust Balanced Target Portfolio................ $ 1,228,892,348 $   (824,231,423)
AST First Trust Capital Appreciation Target Portfolio.... $ 1,844,805,924 $ (1,533,191,228)
AST Advanced Strategies Portfolio........................ $ 2,018,513,607 $ (1,364,504,889)
AST T. Rowe Price Large-Cap Growth Portfolio............. $   196,846,500 $   (160,606,623)
AST Money Market Portfolio............................... $   371,207,015 $   (263,677,112)
AST Small-Cap Growth Portfolio........................... $   116,304,529 $    (87,852,086)
AST PIMCO Total Return Bond Portfolio.................... $ 1,043,172,511 $   (803,162,414)
AST International Value Portfolio........................ $    60,813,936 $    (46,561,794)
AST International Growth Portfolio....................... $    81,292,285 $    (47,738,844)
NVIT Developing Markets Fund............................. $     2,365,782 $     (9,402,850)
AST Investment Grade Bond Portfolio...................... $18,935,684,663 $(11,698,771,856)
AST Western Asset Core Plus Bond Portfolio............... $   256,478,801 $   (169,177,044)
AST Bond Portfolio 2018.................................. $   227,245,710 $    (79,044,781)
AST Bond Portfolio 2019.................................. $     9,461,715 $    (15,129,375)
AST Global Real Estate Portfolio......................... $    41,545,551 $    (32,381,760)
AST Parametric Emerging Markets Equity Portfolio......... $   194,801,604 $   (173,470,556)
Franklin Templeton VIP Founding Funds Allocation Fund.... $ 1,563,405,759 $ (1,256,189,032)
AST Goldman Sachs Small-Cap Value Portfolio.............. $   139,025,983 $   (103,859,232)
AST CLS Growth Asset Allocation Portfolio................ $ 1,331,419,140 $ (1,020,791,620)
AST CLS Moderate Asset Allocation Portfolio.............. $ 1,224,750,594 $   (784,959,397)
AST Horizon Growth Asset Allocation Portfolio............ $   863,740,097 $   (604,842,437)
AST Horizon Moderate Asset Allocation Portfolio.......... $   829,661,711 $   (519,749,505)

                                      A57

                                                                        PURCHASES       SALES
                                                                       ------------ -------------
AST FI Pyramis(R) Asset Allocation Portfolio.......................... $787,743,088 $(526,150,314)
ProFund VP Consumer Services.......................................... $    308,645 $    (248,159)
ProFund VP Consumer Goods Portfolio................................... $    584,773 $    (351,820)
ProFund VP Financials................................................. $    442,160 $    (833,547)
ProFund VP Health Care................................................ $    804,065 $  (1,007,602)
ProFund VP Industrials................................................ $    299,582 $    (320,591)
ProFund VP Mid-Cap Growth............................................. $  1,258,813 $  (1,427,589)
ProFund VP Mid-Cap Value.............................................. $  1,025,249 $    (786,759)
ProFund VP Real Estate................................................ $    317,118 $    (624,174)
ProFund VP Small-Cap Growth........................................... $  1,207,763 $  (1,283,799)
ProFund VP Small-Cap Value............................................ $    726,617 $    (564,616)
ProFund VP Telecommunications......................................... $    159,589 $    (265,442)
ProFund VP Utilities.................................................. $    655,359 $    (418,797)
ProFund VP Large-Cap Growth........................................... $  1,057,632 $  (1,025,814)
ProFund VP Large-Cap Value............................................ $  2,234,915 $  (2,039,336)
AST Jennison Large-Cap Value Portfolio................................ $ 49,698,553 $ (35,627,538)
AST Jennison Large-Cap Growth Portfolio............................... $ 57,178,132 $ (38,453,058)
Credit Suisse Trust International Equity Flex III Portfolio........... $    188,255 $  (8,815,943)
AST Bond Portfolio 2020............................................... $  9,449,918 $ (24,720,913)
AST Bond Portfolio 2017............................................... $264,443,636 $(100,138,969)
AST Bond Portfolio 2021............................................... $342,842,551 $(156,201,064)
Wells Fargo Advantage VT Core Equity Portfolio Share Class 1.......... $      6,331 $  (1,953,181)
Wells Fargo Advantage VT International Equity Portfolio Share Class 1. $     16,016 $    (243,199)
Wells Fargo Advantage VT Omega Growth Portfolio Share Class 1......... $     19,120 $    (603,005)
Wells Fargo Advantage VT Small Cap Growth Portfolio Share Class 1..... $     64,767 $    (294,317)
Wells Fargo Advantage VT Small Cap Value Portfolio Share Class 1...... $     71,537 $    (698,920)
AST Bond Portfolio 2022............................................... $121,926,925 $ (41,525,813)
AST Quantitative Modeling Portfolio................................... $ 83,831,791 $  (1,177,837)
AST BlackRock Global Strategies Portfolio............................. $991,747,052 $(124,102,126)
Wells Fargo Advantage VT Opportunity Fund-Class 1..................... $  1,365,293 $     (95,325)
AST Prudential Core Bond Portfolio.................................... $ 11,622,490 $    (673,491)
AST Neuberger Berman Core Bond Portfolio.............................. $  5,208,355 $    (932,618)

NOTE 6: RELATED PARTY TRANSACTIONS

        PFI and its affiliates perform various services on behalf of the portfolios of the Series Funds in which the Account invests and may receive fees for the services performed. These services include, among other things, investment management, subadvisory, shareholder communications, preparation, postage, fund transfer agency and various other record keeping, administrative and customer service functions.

        The Prudential Series Fund has entered into a management agreement with Prudential Investments LLC ("PI") and the Advanced Series Trust has entered into an agreement with PI and AST Investment Services, Inc, both indirect, wholly-owned subsidiaries of PFI (together the "Investment Managers"). Pursuant to these agreements, the Investment Managers have responsibility for all investment advisory services and supervise the subadvisors' performance of such services with respect to each portfolio. The Investment Managers entered into subadvisory agreements with several subadvisors, including Prudential Investment Management, Inc. and Jennison Associates LLC, which are indirect, wholly-owned subsidiaries of PFI.

        The Series Funds have distribution agreements with Prudential Investment Management Services LLC ("PIMS"), an indirect, wholly-owned subsidiary of PFI, which acts as the distributor of the Class I and Class II shares of the Series Funds. No distribution or service fees are paid to PIMS as distributor of the Class I shares of the portfolios of the Series Funds. However, service fees are paid to PIMS as distributor of the Class II shares of the portfolios of the Series Funds. The Investment Managers have agreed to reimburse certain portfolios of the Series Funds the portion of the management fee for that Portfolio equal to

                                      A58
        the amount that the aggregate annual ordinary operating expenses (excluding interest, taxes, brokerage commissions, and acquired fund expenses, as applicable) exceeds various agreed upon percentages of the portfolio's average daily net assets.

        Prudential Mutual Fund Services LLC, an affiliate of the Investment Managers and an indirect, wholly-owned subsidiary of PFI, serves as the transfer agent of each portfolio of the Series Funds.

        The Account has extensive transactions and relationships with Prudential and other affiliates. Due to these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

NOTE 7: FINANCIAL HIGHLIGHTS

        Pruco Life sells a number of variable annuity products that are funded by the Account. These products have unique combinations of features and fees that are charged against the contract owner's account balance. Differences in the fee structures result in a variety of unit values, expense ratios and total returns.

        The following table was developed by determining which products offered by Pruco Life and funded by the Account have the lowest and highest expense ratio. Only product designs within each subaccount that had units outstanding during the respective periods were considered when determining the lowest and highest expense ratio. The summary may not reflect the minimum and maximum contract charges offered by Pruco Life as contract owners may not have selected all available and applicable contract options.

                               AT YEAR ENDED                              FOR YEAR ENDED
                   --------------------------------------  -----------------------------------------------
                                                    NET    INVESTMENT
                   UNITS        UNIT VALUE         ASSETS    INCOME   EXPENSE RATIO**     TOTAL RETURN***
                   (000S)    LOWEST -- HIGHEST     (000S)    RATIO*   LOWEST -- HIGHEST  LOWEST -- HIGHEST
                   ------- ---------------------  -------- ---------- -----------------  ------------------
                                            PRUDENTIAL MONEY MARKET PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2011  171,807 $0.99939 to  $10.22387 $207,800   0.02%    1.00%  to   2.10%   -2.03% to   -0.96%
December 31, 2010  198,480 $1.01818 to  $10.32322 $242,080   0.03%    1.00%  to   2.45%   -2.36% to   -0.96%
December 31, 2009  193,139 $1.03827 to  $10.51904 $228,214   0.44%    1.00%  to   2.10%   -1.91% to   -0.60%
December 31, 2008  322,560 $1.05484 to  $10.69759 $382,009   2.58%    1.00%  to   2.45%    0.19% to    1.63%
December 31, 2007  244,095 $1.04749 to  $10.66982 $291,003   4.93%    1.00%  to   2.20%    2.79% to    3.63%

                                          PRUDENTIAL DIVERSIFIED BOND PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2011  102,710 $1.86014 to  $ 2.24741 $230,380   4.29%    1.35%  to   1.65%    5.78% to    6.08%
December 31, 2010  114,526 $1.75857 to  $ 2.11964 $242,277   4.20%    1.35%  to   1.65%    8.78% to    9.10%
December 31, 2009  127,376 $1.61669 to  $ 1.94392 $247,133   4.69%    1.35%  to   1.65%   18.56% to   18.91%
December 31, 2008  144,786 $1.36361 to  $ 1.63556 $236,342   5.11%    1.35%  to   1.65%   -5.02% to   -4.74%
December 31, 2007  177,980 $1.43562 to  $ 1.71791 $305,167   5.00%    1.35%  to   1.65%    4.00% to    4.31%

                                               PRUDENTIAL EQUITY PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2011  103,849 $1.15047 to  $ 1.96226 $188,373   0.68%    1.35%  to   2.00%   -5.36% to   -4.75%
December 31, 2010  120,853 $1.21137 to  $ 2.06117 $229,570   0.79%    1.35%  to   2.00%    9.71% to   10.41%
December 31, 2009  137,058 $1.10036 to  $ 1.86775 $236,025   1.60%    1.35%  to   2.00%   35.47% to   36.32%
December 31, 2008  155,514 $0.80955 to  $ 1.37073 $197,063   1.44%    1.35%  to   2.00%  -39.37% to  -38.98%
December 31, 2007  183,783 $1.33060 to  $ 2.24766 $382,486   1.01%    1.35%  to   2.00%    7.17% to    7.86%

                                          PRUDENTIAL FLEXIBLE MANAGED PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2011    7,096 $1.91077 to  $ 1.91077 $ 13,559   1.97%    1.40%  to   1.40%    2.90% to    2.90%
December 31, 2010    7,982 $1.85698 to  $ 1.85698 $ 14,822   2.24%    1.40%  to   1.40%   10.48% to   10.48%
December 31, 2009    9,162 $1.68077 to  $ 1.68077 $ 15,399   3.51%    1.40%  to   1.40%   18.30% to   18.30%
December 31, 2008   10,713 $1.42078 to  $ 1.42078 $ 15,220   2.99%    1.40%  to   1.40%  -25.86% to  -25.86%
December 31, 2007   13,097 $1.91640 to  $ 1.91640 $ 25,100   2.25%    1.40%  to   1.40%    4.89% to    4.89%

                                       PRUDENTIAL CONSERVATIVE BALANCED PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2011   10,584 $1.91117 to  $ 1.91117 $ 20,228   2.28%    1.40%  to   1.40%    3.16% to    3.16%
December 31, 2010   12,140 $1.85264 to  $ 1.85264 $ 22,491   2.45%    1.40%  to   1.40%   10.20% to   10.20%
December 31, 2009   14,098 $1.68120 to  $ 1.68120 $ 23,701   3.77%    1.40%  to   1.40%   18.36% to   18.36%
December 31, 2008   16,534 $1.42042 to  $ 1.42042 $ 23,485   3.49%    1.40%  to   1.40%  -22.49% to  -22.49%
December 31, 2007   20,216 $1.83259 to  $ 1.83259 $ 37,048   2.81%    1.40%  to   1.40%    4.65% to    4.65%

                                      A59

                               AT YEAR ENDED                              FOR YEAR ENDED
                   --------------------------------------  -----------------------------------------------
                                                    NET    INVESTMENT
                   UNITS        UNIT VALUE         ASSETS    INCOME   EXPENSE RATIO**     TOTAL RETURN***
                   (000S)    LOWEST -- HIGHEST     (000S)    RATIO*   LOWEST -- HIGHEST  LOWEST -- HIGHEST
                   ------- ---------------------  -------- ---------- -----------------  ------------------
                                               PRUDENTIAL VALUE PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2011  154,555 $1.27064 to  $ 2.51241 $283,061   1.02%    1.35%  to   2.00%   -7.43% to   -6.83%
December 31, 2010  180,228 $1.37128 to  $ 2.69800 $353,298   0.99%    1.35%  to   2.00%   11.63% to   12.34%
December 31, 2009  112,546 $1.22726 to  $10.34659 $228,866   2.07%    1.35%  to   2.00%   38.67% to   40.04%
December 31, 2008  129,517 $0.88118 to  $ 1.71665 $188,188   1.86%    1.35%  to   2.00%  -43.43% to  -43.07%
December 31, 2007  158,069 $1.55562 to  $ 3.01663 $400,689   1.31%    1.35%  to   2.00%    1.15% to    1.81%

                                          PRUDENTIAL HIGH YIELD BOND PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2011   59,815 $1.74036 to  $12.08103 $219,331   7.45%    1.35%  to   2.50%    2.54% to    3.69%
December 31, 2010   67,908 $1.68340 to  $11.65524 $244,422   8.32%    1.35%  to   2.60%   11.16% to   12.53%
December 31, 2009   77,867 $1.50037 to  $10.36252 $250,477   5.55%    1.35%  to   2.00%    3.33% to   45.21%
December 31, 2008   74,439 $1.03639 to  $ 1.28867 $ 95,747   8.53%    1.35%  to   1.65%  -23.54% to  -23.32%
December 31, 2007   95,300 $1.35549 to  $ 1.68122 $159,924   7.01%    1.35%  to   1.65%    0.96% to    1.26%

                                         PRUDENTIAL NATURAL RESOURCES PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2011    1,345 $7.43963 to  $ 7.43963 $ 10,005   0.19%    1.40%  to   1.40%  -20.15% to  -20.15%
December 31, 2010    1,685 $9.31742 to  $ 9.31742 $ 15,700   0.43%    1.40%  to   1.40%   26.22% to   26.22%
December 31, 2009    1,900 $7.38206 to  $ 7.38206 $ 14,027   0.72%    1.40%  to   1.40%   74.66% to   74.66%
December 31, 2008    2,069 $4.22664 to  $ 4.22664 $  8,745   0.79%    1.40%  to   1.40%  -53.65% to  -53.65%
December 31, 2007    2,521 $9.11983 to  $ 9.11983 $ 22,994   0.60%    1.40%  to   1.40%   46.23% to   46.23%

                                            PRUDENTIAL STOCK INDEX PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2011  169,900 $0.86409 to  $ 1.97156 $276,321   1.62%    1.35%  to   2.00%   -0.05% to    0.60%
December 31, 2010  197,334 $0.86195 to  $ 1.96089 $318,094   1.77%    1.35%  to   2.00%   12.34% to   13.06%
December 31, 2009  224,226 $0.76501 to  $ 1.73514 $319,014   2.82%    1.35%  to   2.00%   23.61% to   24.41%
December 31, 2008  252,566 $0.61713 to  $ 1.39552 $288,792   2.26%    1.35%  to   2.00%  -38.18% to  -37.77%
December 31, 2007  299,309 $0.99525 to  $ 2.24407 $551,545   1.51%    1.35%  to   2.00%    3.03% to    3.69%

                                               PRUDENTIAL GLOBAL PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2011   39,339 $0.79560 to  $ 1.73216 $ 59,072   1.57%    1.35%  to   2.00%   -8.80% to   -8.21%
December 31, 2010   45,509 $0.86969 to  $ 1.88807 $ 74,473   1.58%    1.35%  to   2.00%   10.53% to   11.24%
December 31, 2009   51,131 $0.78450 to  $ 1.69810 $ 74,998   2.91%    1.35%  to   2.00%   28.83% to   29.64%
December 31, 2008   57,722 $0.60723 to  $ 1.31055 $ 65,031   1.82%    1.35%  to   2.00%  -44.04% to  -43.68%
December 31, 2007   67,856 $1.08191 to  $ 2.32839 $135,883   1.05%    1.35%  to   2.00%    8.30% to    9.00%

                                              PRUDENTIAL JENNISON PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2011  156,398 $0.71775 to  $ 2.08665 $263,805   0.30%    1.35%  to   2.00%   -1.67% to   -1.03%
December 31, 2010  182,468 $0.72779 to  $ 2.10942 $309,345   0.44%    1.35%  to   2.00%    9.76% to   10.46%
December 31, 2009  193,983 $0.66114 to  $ 1.91072 $302,738   0.68%    1.35%  to   2.00%   40.23% to   41.12%
December 31, 2008  223,476 $0.47008 to  $ 1.35460 $246,262   0.52%    1.35%  to   2.00%  -38.51% to  -38.11%
December 31, 2007  269,108 $0.76233 to  $ 2.19002 $479,398   0.28%    1.35%  to   2.00%    9.79% to   10.50%

                                     PRUDENTIAL SMALL CAPITALIZATION STOCK PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2011   19,186 $2.10724 to  $ 3.18624 $ 53,031   0.81%    1.35%  to   1.65%   -1.07% to   -0.78%
December 31, 2010   22,234 $2.13000 to  $ 3.21282 $ 62,028   0.82%    1.35%  to   1.65%   23.89% to   24.25%
December 31, 2009   24,533 $1.71932 to  $ 2.58701 $ 55,161   1.86%    1.35%  to   1.65%   23.16% to   23.51%
December 31, 2008   28,369 $1.39606 to  $ 2.09568 $ 51,677   1.16%    1.35%  to   1.65%  -32.16% to  -31.96%
December 31, 2007   35,286 $2.05789 to  $ 3.08163 $ 94,435   0.55%    1.35%  to   1.65%   -2.16% to   -1.86%

                                       T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2011   16,365 $0.92976 to  $ 1.26936 $ 20,660   1.48%    1.35%  to   1.65%  -14.25% to  -14.00%
December 31, 2010   18,469 $1.08424 to  $ 1.47671 $ 27,104   0.93%    1.35%  to   1.65%   12.60% to   12.92%
December 31, 2009   19,690 $0.96293 to  $ 1.30828 $ 25,610   2.73%    1.35%  to   1.65%   49.91% to   50.37%
December 31, 2008   21,047 $0.64232 to  $ 0.87049 $ 18,227   1.89%    1.35%  to   1.65%  -49.54% to  -49.39%
December 31, 2007   24,452 $1.27297 to  $ 1.72087 $ 41,885   1.33%    1.35%  to   1.65%   11.19% to   11.52%

                                          T. ROWE PRICE EQUITY INCOME PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2011   31,233 $1.34518 to  $ 2.08566 $ 64,734   1.73%    1.35%  to   1.65%   -2.32% to   -2.03%
December 31, 2010   34,755 $1.37716 to  $ 2.13003 $ 73,513   1.89%    1.35%  to   1.65%   13.16% to   13.49%
December 31, 2009   38,561 $1.21705 to  $ 1.87780 $ 71,894   2.00%    1.35%  to   1.65%   23.56% to   23.93%
December 31, 2008   43,431 $0.98503 to  $ 1.51606 $ 65,377   2.30%    1.35%  to   1.65%  -37.15% to  -36.96%
December 31, 2007   52,567 $1.56731 to  $ 2.40627 $125,668   1.67%    1.35%  to   1.65%    1.58% to    1.88%

                                      A60

                              AT YEAR ENDED                             FOR YEAR ENDED
                   ------------------------------------  -----------------------------------------------
                                                  NET    INVESTMENT
                   UNITS       UNIT VALUE        ASSETS    INCOME   EXPENSE RATIO**     TOTAL RETURN***
                   (000S)  LOWEST -- HIGHEST     (000S)    RATIO*   LOWEST -- HIGHEST  LOWEST -- HIGHEST
                   ------ --------------------  -------- ---------- -----------------  ------------------
                                             INVESCO V.I. CORE EQUITY FUND
                   ------------------------------------------------------------------------------------
December 31, 2011  49,252 $0.93773 to  $1.78573 $ 86,494   0.94%    1.35%  to   1.65%   -1.68% to   -1.40%
December 31, 2010  56,457 $0.95379 to  $1.81190 $100,796   0.96%    1.35%  to   1.65%    7.77% to    8.09%
December 31, 2009  64,231 $0.88500 to  $1.67706 $106,158   1.83%    1.35%  to   1.65%   26.20% to   26.61%
December 31, 2008  72,675 $0.70126 to  $1.32547 $ 95,030   2.04%    1.35%  to   1.65%  -31.28% to  -31.08%
December 31, 2007  87,692 $1.02044 to  $1.92405 $166,656   1.04%    1.35%  to   1.65%    6.35% to    6.66%

                                  JANUS ASPEN JANUS PORTFOLIO - INSTITUTIONAL SHARES
                   ------------------------------------------------------------------------------------
December 31, 2011  35,341 $0.73068 to  $1.52032 $ 52,765   0.58%    1.35%  to   1.65%   -6.83% to   -6.57%
December 31, 2010  40,445 $0.78421 to  $1.62786 $ 64,687   1.09%    1.35%  to   1.65%   12.67% to   12.99%
December 31, 2009  45,286 $0.69604 to  $1.44140 $ 64,093   0.53%    1.35%  to   1.65%   34.14% to   34.54%
December 31, 2008  51,812 $0.51888 to  $1.07198 $ 54,523   0.73%    1.35%  to   1.65%  -40.70% to  -40.53%
December 31, 2007  61,484 $0.87503 to  $1.80324 $109,043   0.70%    1.35%  to   1.65%   13.21% to   13.55%

                                 JANUS ASPEN OVERSEAS PORTFOLIO - INSTITUTIONAL SHARES
                   ------------------------------------------------------------------------------------
December 31, 2011  32,274 $1.68615 to  $3.04341 $ 96,776   0.47%    1.35%  to   1.65%  -33.27% to  -33.07%
December 31, 2010  37,127 $2.52677 to  $4.54962 $166,661   0.68%    1.35%  to   1.65%   23.28% to   23.64%
December 31, 2009  42,555 $2.04970 to  $3.68158 $154,549   0.56%    1.35%  to   1.65%   76.64% to   77.17%
December 31, 2008  48,523 $1.16037 to  $2.07911 $ 99,657   1.20%    1.35%  to   1.65%  -52.89% to  -52.75%
December 31, 2007  58,643 $2.46327 to  $4.40276 $254,812   0.61%    1.35%  to   1.65%   26.22% to   26.60%

                                        MFS(R) RESEARCH SERIES - INITIAL CLASS
                   ------------------------------------------------------------------------------------
December 31, 2011  10,468 $1.00196 to  $1.62522 $ 16,928   0.85%    1.35%  to   1.65%   -2.07% to   -1.78%
December 31, 2010  11,770 $1.02309 to  $1.65543 $ 19,367   0.94%    1.35%  to   1.65%   14.02% to   14.36%
December 31, 2009  13,511 $0.89726 to  $1.44843 $ 19,464   1.49%    1.35%  to   1.65%   28.43% to   28.80%
December 31, 2008  15,464 $0.69863 to  $1.12501 $ 17,310   0.54%    1.35%  to   1.65%  -37.13% to  -36.94%
December 31, 2007  18,594 $1.11117 to  $1.78496 $ 33,009   0.72%    1.35%  to   1.65%   11.36% to   11.69%

                                         MFS(R) GROWTH SERIES - INITIAL CLASS
                   ------------------------------------------------------------------------------------
December 31, 2011  30,886 $0.88728 to  $1.65595 $ 50,595   0.19%    1.35%  to   1.65%   -1.95% to   -1.65%
December 31, 2010  35,471 $0.90488 to  $1.68460 $ 59,323   0.12%    1.35%  to   1.65%   13.46% to   13.80%
December 31, 2009  40,132 $0.79756 to  $1.48114 $ 59,016   0.32%    1.35%  to   1.65%   35.43% to   35.83%
December 31, 2008  45,316 $0.58889 to  $1.09086 $ 49,106   0.23%    1.35%  to   1.65%  -38.43% to  -38.25%
December 31, 2007  54,292 $0.95653 to  $1.76744 $ 95,336   0.00%    1.35%  to   1.65%   19.20% to   19.55%

                                            AMERICAN CENTURY VP VALUE FUND
                   ------------------------------------------------------------------------------------
December 31, 2011  12,509 $1.63512 to  $1.98177 $ 24,681   2.03%    1.35%  to   1.65%   -0.62% to   -0.33%
December 31, 2010  13,742 $1.64535 to  $1.98934 $ 27,219   2.20%    1.35%  to   1.65%   11.58% to   11.91%
December 31, 2009  15,043 $1.47454 to  $1.77852 $ 26,635   5.79%    1.35%  to   1.65%   17.92% to   18.27%
December 31, 2008  17,240 $1.25041 to  $1.50461 $ 25,826   2.56%    1.35%  to   1.65%  -27.97% to  -27.75%
December 31, 2007  21,699 $1.73593 to  $2.08379 $ 44,987   1.66%    1.35%  to   1.65%   -6.68% to   -6.41%

                             FTVIP FRANKLIN SMALL-MID CAP GROWTH SECURITIES FUND - CLASS 2
                   ------------------------------------------------------------------------------------
December 31, 2011  14,860 $1.02535 to  $1.77574 $ 25,731   0.00%    1.35%  to   1.65%   -6.37% to   -6.09%
December 31, 2010  16,566 $1.09508 to  $1.89197 $ 30,563   0.00%    1.35%  to   1.65%   25.55% to   25.93%
December 31, 2009  17,918 $0.87224 to  $1.50320 $ 26,268   0.00%    1.35%  to   1.65%   41.25% to   41.68%
December 31, 2008  19,232 $0.61753 to  $1.06167 $ 19,939   0.00%    1.35%  to   1.65%  -43.43% to  -43.26%
December 31, 2007  22,773 $1.09168 to  $1.87203 $ 41,618   0.00%    1.35%  to   1.65%    9.41% to    9.75%

                                       PRUDENTIAL JENNISON 20/20 FOCUS PORTFOLIO
                   ------------------------------------------------------------------------------------
December 31, 2011  29,076 $1.56151 to  $1.65810 $ 48,160   0.08%    1.35%  to   1.65%   -5.72% to   -5.44%
December 31, 2010  32,078 $1.65622 to  $1.75443 $ 56,225   0.00%    1.35%  to   1.65%    6.08% to    6.40%
December 31, 2009  35,692 $1.56131 to  $1.64969 $ 58,835   0.48%    1.35%  to   1.65%   55.28% to   55.73%
December 31, 2008  38,183 $1.00550 to  $1.05981 $ 40,440   0.56%    1.35%  to   1.65%  -40.14% to  -39.96%
December 31, 2007  44,588 $1.67967 to  $1.76615 $ 78,700   0.56%    1.35%  to   1.65%    8.79% to    9.12%

                                                 DAVIS VALUE PORTFOLIO
                   ------------------------------------------------------------------------------------
December 31, 2011  27,280 $1.00779 to  $1.04304 $ 28,266   0.81%    1.35%  to   1.65%   -5.73% to   -5.45%
December 31, 2010  31,083 $1.06904 to  $1.10314 $ 34,079   1.31%    1.35%  to   1.65%   10.93% to   11.25%
December 31, 2009  34,701 $0.96368 to  $0.99157 $ 34,218   0.88%    1.35%  to   1.65%   29.03% to   29.41%
December 31, 2008  39,032 $0.74684 to  $0.76620 $ 29,758   0.93%    1.35%  to   1.65%  -41.30% to  -41.12%
December 31, 2007  48,817 $1.27220 to  $1.30132 $ 63,255   1.06%    1.35%  to   1.65%    2.92% to    3.24%

                                      A61

                                 AT YEAR ENDED                               FOR YEAR ENDED
                   -----------------------------------------  -----------------------------------------------
                                                      NET     INVESTMENT
                   UNITS         UNIT VALUE          ASSETS     INCOME   EXPENSE RATIO**     TOTAL RETURN***
                   (000S)    LOWEST -- HIGHEST       (000S)     RATIO*   LOWEST -- HIGHEST  LOWEST -- HIGHEST
                   ------- ----------------------  ---------- ---------- -----------------  ------------------
                                  ALLIANCEBERNSTEIN VPS LARGE CAP GROWTH PORTFOLIO CLASS B
                   -----------------------------------------------------------------------------------------
December 31, 2011    7,628 $ 0.57787 to  $ 0.59869 $    4,532   0.09%    1.35%  to   1.65%   -4.83% to   -4.56%
December 31, 2010    8,341 $ 0.60717 to  $ 0.62731 $    5,196   0.28%    1.35%  to   1.65%    8.05% to    8.37%
December 31, 2009    9,659 $ 0.56193 to  $ 0.57885 $    5,555   0.00%    1.35%  to   1.65%   34.88% to   35.31%
December 31, 2008   10,045 $ 0.41663 to  $ 0.42781 $    4,273   0.00%    1.35%  to   1.65%  -40.80% to  -40.62%
December 31, 2007   11,891 $ 0.70378 to  $ 0.72051 $    8,527   0.00%    1.35%  to   1.65%   11.76% to   12.10%

                                          PRUDENTIAL SP SMALL CAP VALUE PORTFOLIO
                   -----------------------------------------------------------------------------------------
December 31, 2011   62,060 $ 1.36006 to  $ 1.79660 $  103,381   0.68%    1.35%  to   2.00%   -4.67% to   -4.06%
December 31, 2010   72,892 $ 1.42540 to  $ 1.87355 $  127,033   0.65%    1.35%  to   2.00%   23.80% to   24.59%
December 31, 2009   84,747 $ 1.15021 to  $ 1.50448 $  119,017   1.52%    1.35%  to   2.00%   28.23% to   29.05%
December 31, 2008   94,790 $ 0.89606 to  $ 1.16633 $  103,259   1.11%    1.35%  to   2.00%  -31.87% to  -31.43%
December 31, 2007  113,884 $ 1.31385 to  $ 1.70189 $  181,132   0.71%    1.35%  to   2.00%   -5.53% to   -4.92%

                                        JANUS ASPEN JANUS PORTFOLIO - SERVICE SHARES
                   -----------------------------------------------------------------------------------------
December 31, 2011   11,019 $ 0.60888 to  $ 1.36100 $   10,839   0.43%    1.40%  to   2.00%   -7.39% to   -6.84%
December 31, 2010   13,323 $ 0.65560 to  $ 1.46090 $   13,998   0.36%    1.40%  to   2.00%   12.02% to   12.68%
December 31, 2009   16,117 $ 0.58350 to  $ 1.29652 $   14,998   0.39%    1.40%  to   2.00%   33.34% to   34.14%
December 31, 2008   18,115 $ 0.43625 to  $ 0.96655 $   12,589   0.58%    1.40%  to   2.00%  -41.05% to  -40.70%
December 31, 2007   20,946 $ 0.73781 to  $ 1.62992 $   24,219   0.58%    1.40%  to   2.00%   12.54% to   13.21%

                                  PRUDENTIAL SP PRUDENTIAL U.S. EMERGING GROWTH PORTFOLIO
                   -----------------------------------------------------------------------------------------
December 31, 2011   69,627 $ 1.12252 to  $ 2.49218 $  128,003   0.59%    1.35%  to   2.00%    0.22% to    0.86%
December 31, 2010   84,602 $ 1.11678 to  $ 2.47225 $  155,289   0.41%    1.35%  to   2.00%   18.08% to   18.82%
December 31, 2009   63,068 $ 0.94298 to  $ 2.08159 $   96,283   0.74%    1.35%  to   2.00%   39.10% to   40.00%
December 31, 2008   71,243 $ 0.67589 to  $ 1.48767 $   77,729   0.30%    1.35%  to   2.00%  -37.48% to  -37.08%
December 31, 2007   87,699 $ 1.07786 to  $ 2.36566 $  151,175   0.31%    1.35%  to   2.00%   14.52% to   15.25%

                          PRUDENTIAL SP GROWTH ASSET ALLOCATION PORTFOLIO (EXPIRED APRIL 29, 2011)
                   -----------------------------------------------------------------------------------------
December 31, 2011        0 $       0 to  $       0 $        0   0.00%    1.35%  to   2.75%    5.65% to    6.12%
December 31, 2010  314,272 $ 1.04647 to  $11.11512 $  635,833   1.96%    1.35%  to   2.75%   10.85% to   12.37%
December 31, 2009  358,633 $ 0.93437 to  $ 9.94403 $  636,634   2.20%    1.35%  to   2.75%   22.84% to   24.54%
December 31, 2008  410,509 $ 0.75284 to  $ 8.02802 $  576,128   1.71%    1.35%  to   2.75%  -38.07% to  -37.21%
December 31, 2007  486,656 $ 1.20299 to  $12.85451 $1,076,920   1.43%    1.35%  to   2.75%    6.29% to    7.77%

                                        PRUDENTIAL SP INTERNATIONAL GROWTH PORTFOLIO
                   -----------------------------------------------------------------------------------------
December 31, 2011   35,232 $ 0.63438 to  $ 1.56912 $   41,592   1.32%    1.35%  to   2.00%  -16.58% to  -16.04%
December 31, 2010   41,904 $ 0.75821 to  $ 1.86993 $   58,478   1.53%    1.35%  to   2.00%   11.78% to   12.49%
December 31, 2009   48,242 $ 0.67634 to  $ 1.66303 $   59,612   2.20%    1.35%  to   2.00%   34.47% to   35.33%
December 31, 2008   54,358 $ 0.50159 to  $ 1.22951 $   48,943   1.65%    1.35%  to   2.00%  -51.27% to  -50.96%
December 31, 2007   63,064 $ 1.02639 to  $ 2.50846 $  114,846   0.68%    1.35%  to   2.00%   17.19% to   17.94%

                                        PRUDENTIAL SP INTERNATIONAL VALUE PORTFOLIO
                   -----------------------------------------------------------------------------------------
December 31, 2011   29,946 $ 0.92278 to  $ 1.60798 $   39,901   2.49%    1.40%  to   2.00%  -14.80% to  -14.29%
December 31, 2010   35,175 $ 1.07986 to  $ 1.88082 $   54,613   2.19%    1.40%  to   2.00%    8.64% to    9.28%
December 31, 2009   41,016 $ 0.99108 to  $ 1.72527 $   57,944   3.14%    1.40%  to   2.00%   29.75% to   30.52%
December 31, 2008   46,484 $ 0.76162 to  $ 1.32501 $   50,078   2.78%    1.40%  to   2.00%  -45.16% to  -44.83%
December 31, 2007   60,179 $ 1.38459 to  $ 2.40793 $  116,626   2.04%    1.40%  to   2.00%   15.75% to   16.44%

                                        AST GOLDMAN SACHS LARGE-CAP VALUE PORTFOLIO
                   -----------------------------------------------------------------------------------------
December 31, 2011    9,455 $ 7.28539 to  $12.53734 $   86,332   1.05%    0.55%  to   3.25%  -15.50% to   -6.04%
December 31, 2010    6,153 $ 7.59413 to  $13.52811 $   60,572   1.29%    0.55%  to   3.25%    6.61% to   11.82%
December 31, 2009    2,660 $ 6.96102 to  $12.21751 $   21,591   3.03%    0.95%  to   2.95%   16.39% to   20.67%
December 31, 2008    1,268 $ 6.41698 to  $ 7.21408 $    8,747   1.64%    1.15%  to   2.40%  -42.08% to  -36.88%
December 31, 2007    1,200 $11.34013 to  $12.33375 $   14,251   1.20%    1.15%  to   2.10%    2.95% to    3.93%

                                       AST AMERICAN CENTURY INCOME & GROWTH PORTFOLIO
                   -----------------------------------------------------------------------------------------
December 31, 2011    6,970 $ 8.24244 to  $14.15216 $   73,988   1.02%    0.55%  to   3.15%   -5.83% to    3.00%
December 31, 2010    4,547 $ 8.07352 to  $13.93020 $   46,365   1.07%    0.55%  to   3.15%    6.83% to   12.77%
December 31, 2009    1,691 $ 7.27792 to  $12.47459 $   14,155   2.22%    0.95%  to   2.95%   15.01% to   23.81%
December 31, 2008      873 $ 6.57914 to  $ 7.56473 $    6,322   2.15%    1.00%  to   2.40%  -36.28% to  -30.56%
December 31, 2007      715 $10.76521 to  $11.75498 $    8,119   2.25%    1.15%  to   2.05%   -2.12% to   -1.25%

                                      A62

                                 AT YEAR ENDED                               FOR YEAR ENDED
                   -----------------------------------------  -----------------------------------------------
                                                      NET     INVESTMENT
                   UNITS         UNIT VALUE          ASSETS     INCOME   EXPENSE RATIO**     TOTAL RETURN***
                   (000S)    LOWEST -- HIGHEST       (000S)     RATIO*   LOWEST -- HIGHEST  LOWEST -- HIGHEST
                   ------- ----------------------  ---------- ---------- -----------------  ------------------
                                    AST SCHRODERS MULTI-ASSET WORLD STRATEGIES PORTFOLIO
                   -----------------------------------------------------------------------------------------
December 31, 2011  141,598 $ 9.34142 to  $12.88722 $1,453,229   1.58%    0.55%  to   3.25%   -6.51% to   -3.91%
December 31, 2010  107,550 $ 9.72815 to  $13.59785 $1,162,964   0.55%    0.55%  to   3.25%    6.71% to   10.76%
December 31, 2009   22,057 $ 9.00260 to  $12.39836 $  217,747   0.99%    0.95%  to   2.95%   22.19% to   26.21%
December 31, 2008    3,114 $ 7.13279 to  $ 8.26716 $   24,553   1.96%    0.95%  to   2.65%  -32.00% to  -27.07%
December 31, 2007    1,579 $10.87140 to  $12.00848 $   18,235   3.52%    1.00%  to   2.65%    6.09% to    7.67%

                                            AST COHEN & STEERS REALTY PORTFOLIO
                   -----------------------------------------------------------------------------------------
December 31, 2011    7,109 $ 8.82419 to  $19.17281 $   87,243   0.74%    0.55%  to   3.25%   -6.17% to    6.00%
December 31, 2010    5,413 $ 8.36127 to  $18.33755 $   62,985   1.27%    0.55%  to   3.25%   17.09% to   27.48%
December 31, 2009    1,873 $ 6.56219 to  $14.52687 $   17,283   2.75%    0.95%  to   2.95%   28.83% to   51.09%
December 31, 2008    1,380 $ 5.02371 to  $ 8.21151 $   10,255   4.90%    1.00%  to   2.40%  -36.58% to  -35.69%
December 31, 2007    1,384 $ 7.81223 to  $12.82033 $   16,506   3.58%    1.00%  to   2.50%  -21.90% to  -20.85%

                                     AST J.P. MORGAN STRATEGIC OPPORTUNITIES PORTFOLIO
                   -----------------------------------------------------------------------------------------
December 31, 2011   76,239 $ 9.75906 to  $12.08786 $  808,699   0.90%    0.55%  to   3.25%   -3.02% to   -0.32%
December 31, 2010   56,172 $ 9.90157 to  $12.29454 $  609,347   0.37%    0.55%  to   3.25%    4.24% to    7.11%
December 31, 2009   26,845 $ 9.38319 to  $11.67943 $  282,556   0.82%    0.95%  to   2.95%   15.12% to   20.87%
December 31, 2008   12,707 $ 7.82060 to  $ 9.52935 $  113,204   0.32%    0.95%  to   2.75%  -21.01% to  -18.39%
December 31, 2007    3,548 $10.39915 to  $11.72906 $   39,597   1.61%    1.15%  to   2.65%   -0.70% to    0.78%

                                               AST BLACKROCK VALUE PORTFOLIO
                   -----------------------------------------------------------------------------------------
December 31, 2011    5,454 $ 7.80945 to  $13.74775 $   54,139   0.80%    0.55%  to   3.25%  -10.70% to   -1.04%
December 31, 2010    2,189 $ 7.92255 to  $14.08474 $   21,392   1.38%    0.55%  to   3.25%    5.71% to   11.38%
December 31, 2009    1,483 $ 7.11289 to  $12.77034 $   12,662   0.86%    0.95%  to   2.95%   15.49% to   26.46%
December 31, 2008    1,121 $ 6.32963 to  $ 7.95205 $    8,361   2.41%    1.00%  to   2.40%  -38.77% to  -37.92%
December 31, 2007    1,646 $10.19617 to  $12.86054 $   20,277   1.06%    1.00%  to   2.45%   -1.25% to    0.02%

                          AST NEUBERGER BERMAN SMALL-CAP GROWTH PORTFOLIO (EXPIRED APRIL 29, 2011)
                   -----------------------------------------------------------------------------------------
December 31, 2011        0 $       0 to  $       0 $        0   0.00%    0.55%  to   3.10%   11.62% to   12.57%
December 31, 2010    2,396 $ 8.73801 to  $14.24972 $   25,254   0.00%    0.55%  to   2.95%   13.76% to   19.14%
December 31, 2009      915 $ 7.41439 to  $12.07932 $    7,373   0.00%    0.95%  to   2.95%   19.69% to   21.59%
December 31, 2008      487 $ 6.17342 to  $ 7.28449 $    3,314   0.00%    0.95%  to   2.40%  -43.89% to  -43.08%
December 31, 2007      466 $10.96429 to  $12.85490 $    5,667   0.00%    1.00%  to   2.05%   16.32% to   17.36%

                                                  AST HIGH YIELD PORTFOLIO
                   -----------------------------------------------------------------------------------------
December 31, 2011    9,602 $ 9.75907 to  $14.11698 $  107,095   6.86%    0.55%  to   3.25%   -2.53% to    2.61%
December 31, 2010    6,243 $10.64904 to  $13.94919 $   69,557   3.61%    0.55%  to   3.25%    6.67% to   12.43%
December 31, 2009    1,858 $ 9.86035 to  $12.52966 $   19,507   3.94%    0.95%  to   2.90%   24.31% to   34.28%
December 31, 2008      769 $ 7.42367 to  $ 7.97763 $    6,054   8.92%    0.95%  to   2.40%  -27.29% to  -25.76%
December 31, 2007      807 $10.58506 to  $10.86456 $    8,670   9.83%    1.15%  to   2.15%    0.31% to    1.31%

                                         AST FEDERATED AGGRESSIVE GROWTH PORTFOLIO
                   -----------------------------------------------------------------------------------------
December 31, 2011    5,925 $ 7.99180 to  $14.40189 $   59,777   0.45%    0.55%  to   3.25%  -19.59% to  -13.59%
December 31, 2010    3,503 $ 9.80048 to  $16.89809 $   40,832   0.04%    0.55%  to   3.25%   20.64% to   31.30%
December 31, 2009    1,490 $ 7.46424 to  $12.99734 $   12,797   0.20%    0.95%  to   2.55%   29.38% to   31.41%
December 31, 2008      741 $ 5.92475 to  $ 7.39352 $    5,080   0.00%    1.15%  to   2.40%  -45.41% to  -38.18%
December 31, 2007      899 $10.81494 to  $13.40975 $   11,436   0.00%    1.15%  to   2.45%    8.54% to    9.94%

                                                AST MID-CAP VALUE PORTFOLIO
                   -----------------------------------------------------------------------------------------
December 31, 2011    3,655 $ 8.68256 to  $15.20886 $   39,679   0.70%    0.55%  to   3.25%  -12.84% to   -3.98%
December 31, 2010    2,712 $ 9.84588 to  $16.05923 $   30,901   0.46%    0.55%  to   3.25%   13.94% to   22.45%
December 31, 2009      919 $ 8.24232 to  $13.24524 $    8,484   1.75%    0.95%  to   2.95%   31.78% to   37.58%
December 31, 2008      519 $ 6.33563 to  $ 7.22665 $    3,559   1.05%    1.15%  to   2.40%  -39.58% to  -34.05%
December 31, 2007      540 $10.44960 to  $11.84309 $    6,093   0.38%    1.15%  to   2.05%    0.68% to    1.58%

                                               AST SMALL-CAP VALUE PORTFOLIO
                   -----------------------------------------------------------------------------------------
December 31, 2011    4,291 $ 8.56576 to  $14.76666 $   45,405   0.60%    0.55%  to   3.25%  -13.58% to   -6.49%
December 31, 2010    3,661 $10.21456 to  $16.01106 $   41,903   0.41%    0.55%  to   3.25%   13.88% to   24.81%
December 31, 2009    1,917 $ 8.19364 to  $12.95541 $   17,742   1.67%    0.95%  to   2.95%   24.02% to   29.87%
December 31, 2008    1,506 $ 6.56669 to  $ 8.14863 $   11,281   1.14%    1.00%  to   2.40%  -31.37% to  -25.48%
December 31, 2007    1,043 $ 9.43656 to  $11.75648 $   11,457   0.98%    1.00%  to   2.50%   -7.92% to   -6.69%

                                      A63

                               AT YEAR ENDED                              FOR YEAR ENDED
                   --------------------------------------  -----------------------------------------------
                                                    NET    INVESTMENT
                   UNITS        UNIT VALUE         ASSETS    INCOME   EXPENSE RATIO**     TOTAL RETURN***
                   (000S)   LOWEST -- HIGHEST      (000S)    RATIO*   LOWEST -- HIGHEST  LOWEST -- HIGHEST
                   ------ ----------------------  -------- ---------- -----------------  ------------------
                                     AST GOLDMAN SACHS CONCENTRATED GROWTH PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2011   5,661 $ 8.95362 to  $13.09897 $ 58,548   0.16%    0.55%  to   3.25%  -10.43% to   -4.48%
December 31, 2010   5,727 $ 9.78196 to  $13.90429 $ 63,050   0.07%    0.55%  to   3.25%    6.48% to    9.25%
December 31, 2009   3,085 $ 8.95378 to  $12.85313 $ 32,211   0.00%    0.95%  to   2.95%   27.10% to   47.99%
December 31, 2008   1,115 $ 6.05017 to  $ 7.74360 $  8,051   0.14%    0.95%  to   2.40%  -41.67% to  -34.07%
December 31, 2007   1,013 $11.42452 to  $13.14587 $ 12,624   0.00%    1.00%  to   2.10%   11.64% to   12.69%

                                       AST GOLDMAN SACHS MID-CAP GROWTH PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2011   8,276 $ 8.81982 to  $15.09953 $ 93,020   0.00%    0.55%  to   3.25%  -11.35% to   -3.51%
December 31, 2010   7,400 $10.81269 to  $15.86600 $ 88,581   0.00%    0.55%  to   3.25%   12.74% to   18.70%
December 31, 2009   2,818 $ 9.33692 to  $13.49906 $ 30,759   0.00%    0.95%  to   2.95%   33.32% to   55.61%
December 31, 2008     953 $ 6.59238 to  $ 7.63476 $  6,917   0.00%    1.00%  to   2.40%  -42.18% to  -35.31%
December 31, 2007     919 $11.48986 to  $13.07586 $ 11,535   0.00%    1.00%  to   2.50%   16.42% to   17.98%

                                              AST LARGE-CAP VALUE PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2011  12,016 $ 6.95898 to  $13.29726 $105,206   1.21%    0.55%  to   3.25%  -10.31% to   -4.71%
December 31, 2010   8,210 $ 7.33176 to  $14.14819 $ 73,771   0.98%    0.95%  to   3.25%    5.18% to   12.09%
December 31, 2009   7,331 $ 6.54070 to  $12.74667 $ 56,990   2.87%    0.95%  to   2.95%   16.63% to   26.67%
December 31, 2008   7,349 $ 5.52836 to  $ 6.82177 $ 48,882   2.22%    0.95%  to   2.40%  -42.86% to  -39.90%
December 31, 2007   1,453 $ 9.84473 to  $11.82253 $ 16,500   1.17%    1.00%  to   2.50%   -5.37% to   -4.10%

                                       AST LORD ABBETT CORE FIXED INCOME PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2011  20,912 $10.42419 to  $14.54337 $245,855   1.20%    0.55%  to   3.25%    4.25% to    9.56%
December 31, 2010   4,379 $10.70748 to  $13.45763 $ 50,715   5.46%    0.55%  to   3.25%    7.21% to   12.35%
December 31, 2009   1,958 $10.22891 to  $12.09710 $ 21,733   7.38%    0.95%  to   2.90%   19.82% to   33.34%
December 31, 2008   1,183 $ 8.17364 to  $ 8.54833 $  9,951   8.49%    1.15%  to   2.40%  -25.05% to  -24.13%
December 31, 2007   1,292 $10.32185 to  $11.29424 $ 14,416   6.93%    1.00%  to   2.45%    3.54% to    4.87%

                                          AST MARSICO CAPITAL GROWTH PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2011  11,182 $ 8.89389 to  $14.53184 $117,841   0.30%    0.55%  to   3.25%   -8.96% to   -1.46%
December 31, 2010   9,228 $ 9.06112 to  $14.95140 $ 99,289   0.61%    0.55%  to   3.25%   11.96% to   18.63%
December 31, 2009   5,649 $ 7.63844 to  $12.72864 $ 50,094   0.84%    0.95%  to   2.95%   26.37% to   28.54%
December 31, 2008   4,708 $ 6.23147 to  $ 7.27809 $ 33,179   0.51%    1.00%  to   2.40%  -44.98% to  -39.89%
December 31, 2007   2,732 $11.47337 to  $13.09923 $ 34,478   0.21%    1.00%  to   2.50%   12.15% to   13.65%

                                                AST MFS GROWTH PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2011   3,218 $ 9.10275 to  $13.12223 $ 33,301   0.36%    0.55%  to   3.25%   -7.50% to   -1.14%
December 31, 2010   2,603 $ 9.24407 to  $13.45761 $ 27,605   0.10%    0.55%  to   3.25%    7.59% to   11.72%
December 31, 2009     986 $ 8.27409 to  $12.16473 $  9,338   0.16%    0.95%  to   2.95%   20.52% to   23.13%
December 31, 2008     674 $ 6.96848 to  $ 8.31391 $  5,322   0.26%    1.00%  to   2.40%  -37.80% to  -31.22%
December 31, 2007     521 $11.68399 to  $13.23519 $  6,623   0.04%    1.15%  to   2.50%   12.29% to   13.79%

                                      AST NEUBERGER BERMAN MID-CAP GROWTH PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2011   8,614 $ 9.20532 to  $15.58152 $100,645   0.00%    0.55%  to   3.25%   -7.23% to    1.13%
December 31, 2010   5,335 $ 9.35229 to  $15.62143 $ 64,482   0.00%    0.55%  to   3.25%   18.48% to   27.47%
December 31, 2009   2,096 $ 7.52062 to  $12.37664 $ 20,645   0.00%    0.95%  to   2.95%   23.25% to   28.57%
December 31, 2008   1,398 $ 6.43407 to  $ 8.62745 $ 11,182   0.00%    1.15%  to   2.40%  -44.52% to  -36.46%
December 31, 2007   1,637 $12.18878 to  $15.39741 $ 23,863   0.00%    1.15%  to   2.15%   19.62% to   20.81%

                                   AST NEUBERGER BERMAN / LSV MID-CAP VALUE PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2011   8,187 $ 8.70651 to  $15.90297 $ 86,810   0.99%    0.55%  to   3.25%  -12.72% to   -3.02%
December 31, 2010   7,174 $ 9.62757 to  $16.62562 $ 78,392   1.02%    0.55%  to   3.25%   11.27% to   22.27%
December 31, 2009   3,024 $ 7.99019 to  $13.73161 $ 26,629   1.77%    0.95%  to   2.90%   34.71% to   39.32%
December 31, 2008   1,606 $ 5.79288 to  $ 6.90162 $ 10,553   1.70%    0.95%  to   2.40%  -43.61% to  -37.17%
December 31, 2007   1,766 $10.24685 to  $12.12014 $ 20,640   0.75%    1.00%  to   2.05%    1.09% to    1.99%

                                        AST PIMCO LIMITED MATURITY BOND PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2011  15,357 $ 9.86766 to  $12.18917 $164,143   0.86%    0.55%  to   3.25%   -1.07% to    1.68%
December 31, 2010   9,358 $ 9.97411 to  $12.07057 $102,959   2.31%    0.55%  to   3.25%   -0.33% to    2.92%
December 31, 2009   4,168 $10.42590 to  $11.78015 $ 48,312   5.30%    0.95%  to   2.95%    4.36% to    9.19%
December 31, 2008   2,767 $ 9.71676 to  $10.83660 $ 29,608   5.18%    1.00%  to   2.40%   -2.91% to    0.11%
December 31, 2007   1,059 $10.47408 to  $10.86715 $ 11,400   5.72%    1.00%  to   2.45%    4.23% to    5.58%

                                      A64

                                 AT YEAR ENDED                               FOR YEAR ENDED
                   -----------------------------------------  -----------------------------------------------
                                                      NET     INVESTMENT
                   UNITS         UNIT VALUE          ASSETS     INCOME   EXPENSE RATIO**     TOTAL RETURN***
                   (000S)    LOWEST -- HIGHEST       (000S)     RATIO*   LOWEST -- HIGHEST  LOWEST -- HIGHEST
                   ------- ----------------------  ---------- ---------- -----------------  ------------------
                                         AST T. ROWE PRICE EQUITY INCOME PORTFOLIO
                   -----------------------------------------------------------------------------------------
December 31, 2011    5,793 $ 7.30270 to  $13.84402 $   53,933   1.15%    0.55%  to   3.25%  -10.17% to   -2.18%
December 31, 2010    4,615 $ 7.31183 to  $14.34884 $   43,678   1.20%    0.95%  to   3.25%    4.43% to   12.18%
December 31, 2009    2,161 $ 6.68122 to  $12.91774 $   16,542   3.44%    0.95%  to   2.95%   20.89% to   27.90%
December 31, 2008      798 $ 5.65507 to  $ 6.73924 $    5,075   3.35%    1.00%  to   2.40%  -43.25% to  -42.46%
December 31, 2007      862 $ 9.82815 to  $11.75873 $    9,668   1.79%    1.00%  to   2.15%   -5.61% to   -4.67%

                                             AST QMA US EQUITY ALPHA PORTFOLIO
                   -----------------------------------------------------------------------------------------
December 31, 2011    2,688 $ 8.14600 to  $14.68191 $   27,992   0.73%    0.55%  to   2.95%    0.50% to    2.89%
December 31, 2010    1,934 $ 7.98785 to  $14.46757 $   19,154   0.58%    0.55%  to   2.95%    8.14% to   13.97%
December 31, 2009      983 $ 7.12555 to  $12.82018 $    7,830   1.73%    0.95%  to   2.95%   18.97% to   27.22%
December 31, 2008      754 $ 5.90465 to  $ 7.04101 $    5,014   2.28%    0.95%  to   2.40%  -40.16% to  -39.29%
December 31, 2007      749 $10.70742 to  $11.65038 $    8,305   2.05%    1.15%  to   2.05%    0.02% to    0.92%

                                       AST T. ROWE PRICE NATURAL RESOURCES PORTFOLIO
                   -----------------------------------------------------------------------------------------
December 31, 2011   21,581 $ 7.67745 to  $13.57744 $  220,749   0.61%    0.55%  to   3.25%  -22.38% to  -15.39%
December 31, 2010   18,820 $ 9.78665 to  $16.26883 $  237,118   0.41%    0.55%  to   3.25%   15.18% to   19.32%
December 31, 2009    9,564 $ 8.23044 to  $13.76951 $  111,200   1.38%    0.95%  to   2.95%   32.80% to   47.95%
December 31, 2008    6,046 $ 5.58255 to  $ 9.18555 $   50,318   0.62%    1.00%  to   2.40%  -51.16% to  -45.19%
December 31, 2007    5,783 $13.49811 to  $18.62348 $  101,044   0.63%    1.00%  to   2.45%   37.13% to   38.90%

                                        AST T. ROWE PRICE ASSET ALLOCATION PORTFOLIO
                   -----------------------------------------------------------------------------------------
December 31, 2011  229,101 $ 9.50439 to  $13.30691 $2,473,645   1.10%    0.55%  to   3.25%   -4.90% to    1.42%
December 31, 2010  146,126 $ 9.85367 to  $13.30202 $1,581,659   0.78%    0.55%  to   3.25%    5.89% to   10.49%
December 31, 2009   42,023 $ 9.03658 to  $12.15888 $  421,914   2.06%    0.95%  to   2.95%   20.34% to   22.97%
December 31, 2008   16,314 $ 7.43372 to  $ 8.81488 $  135,699   1.83%    0.95%  to   2.65%  -27.86% to  -23.34%
December 31, 2007   12,963 $10.57860 to  $12.06970 $  149,839   1.72%    1.00%  to   2.65%    3.56% to    5.11%

                                              AST MFS GLOBAL EQUITY PORTFOLIO
                   -----------------------------------------------------------------------------------------
December 31, 2011    8,288 $ 8.75800 to  $13.97222 $   87,581   0.51%    0.55%  to   3.25%  -12.73% to   -3.66%
December 31, 2010    6,015 $ 9.74368 to  $14.70491 $   67,368   0.40%    0.55%  to   3.25%    7.95% to   10.99%
December 31, 2009    1,713 $ 8.77866 to  $13.37974 $   18,281   1.77%    0.95%  to   2.95%   28.43% to   32.84%
December 31, 2008      924 $ 7.15759 to  $ 9.03881 $    7,771   1.24%    1.00%  to   2.40%  -35.54% to  -28.62%
December 31, 2007      832 $10.95164 to  $13.88494 $   10,944   2.53%    1.00%  to   2.05%    7.19% to    8.15%

                                        AST JPMORGAN INTERNATIONAL EQUITY PORTFOLIO
                   -----------------------------------------------------------------------------------------
December 31, 2011    9,785 $ 7.70131 to  $12.74350 $   90,598   1.40%    0.55%  to   3.25%  -18.08% to   -9.65%
December 31, 2010    8,842 $ 8.34866 to  $14.30022 $   90,495   0.97%    0.55%  to   3.25%    4.10% to    7.63%
December 31, 2009    3,788 $ 8.06067 to  $13.60349 $   36,077   3.65%    0.95%  to   2.95%   32.70% to   34.60%
December 31, 2008    1,881 $ 5.98845 to  $ 8.06508 $   13,887   2.59%    0.95%  to   2.40%  -42.76% to  -36.31%
December 31, 2007    1,777 $10.97941 to  $13.95132 $   23,122   1.69%    1.00%  to   2.50%    6.76% to    8.19%

                                          AST T. ROWE PRICE GLOBAL BOND PORTFOLIO
                   -----------------------------------------------------------------------------------------
December 31, 2011   10,426 $ 9.89515 to  $12.88781 $  113,539   2.50%    0.55%  to   3.25%   -1.04% to    3.55%
December 31, 2010    6,415 $10.20242 to  $12.51967 $   70,483   2.41%    0.55%  to   3.25%    2.24% to    4.75%
December 31, 2009    2,631 $10.44910 to  $11.97584 $   30,156   7.16%    0.95%  to   2.55%    9.49% to   11.06%
December 31, 2008    2,190 $ 9.44110 to  $10.80461 $   22,605   5.04%    1.00%  to   2.40%   -5.95% to   -3.40%
December 31, 2007    1,472 $10.42389 to  $11.20170 $   15,781   3.92%    1.15%  to   2.45%    7.01% to    8.39%

                                     AST WELLINGTON MANAGEMENT HEDGED EQUITY PORTFOLIO
                   -----------------------------------------------------------------------------------------
December 31, 2011   29,416 $ 8.08980 to  $13.60557 $  265,956   0.27%    0.55%  to   3.25%  -12.57% to   -4.36%
December 31, 2010   15,551 $ 8.45893 to  $14.36696 $  151,898   0.49%    0.95%  to   2.95%   11.35% to   13.56%
December 31, 2009   16,369 $ 7.44914 to  $12.77693 $  141,974   1.06%    0.95%  to   2.95%    1.10% to   27.22%
December 31, 2008    5,852 $ 5.85514 to  $ 7.01024 $   39,367   0.72%    0.95%  to   2.40%  -43.68% to  -37.29%
December 31, 2007    5,323 $11.05096 to  $12.32551 $   63,388   0.16%    1.00%  to   2.65%    6.72% to    8.31%

                                       AST CAPITAL GROWTH ASSET ALLOCATION PORTFOLIO
                   -----------------------------------------------------------------------------------------
December 31, 2011  287,989 $ 8.76109 to  $13.11625 $2,893,895   0.51%    0.55%  to   3.25%   -9.16% to   -2.96%
December 31, 2010  297,589 $ 9.03449 to  $13.70422 $3,101,702   1.02%    0.55%  to   3.25%    7.43% to   12.31%
December 31, 2009  182,179 $ 8.15083 to  $12.32315 $1,672,572   1.87%    0.95%  to   2.95%   21.96% to   24.15%
December 31, 2008  113,271 $ 6.59783 to  $ 7.79077 $  849,426   0.98%    0.95%  to   2.75%  -36.68% to  -31.11%
December 31, 2007  126,428 $11.01224 to  $12.14221 $1,492,030   0.24%    1.00%  to   2.75%    6.78% to    8.48%

                                      A65

                                 AT YEAR ENDED                               FOR YEAR ENDED
                   -----------------------------------------  -----------------------------------------------
                                                      NET     INVESTMENT
                   UNITS         UNIT VALUE          ASSETS     INCOME   EXPENSE RATIO**     TOTAL RETURN***
                   (000S)    LOWEST -- HIGHEST       (000S)     RATIO*   LOWEST -- HIGHEST  LOWEST -- HIGHEST
                   ------- ----------------------  ---------- ---------- -----------------  ------------------
                                     AST ACADEMIC STRATEGIES ASSET ALLOCATION PORTFOLIO
                   -----------------------------------------------------------------------------------------
December 31, 2011  269,022 $ 8.98306 to  $12.82397 $2,725,760   0.62%    0.55%  to   3.25%   -5.82% to   -3.20%
December 31, 2010  241,208 $ 9.28559 to  $13.43083 $2,538,982   0.83%    0.55%  to   3.25%    7.15% to   10.91%
December 31, 2009  135,488 $ 8.48293 to  $12.22943 $1,275,037   2.33%    0.95%  to   2.95%   21.03% to   23.19%
December 31, 2008   99,125 $ 6.92031 to  $ 7.99594 $  766,747   1.13%    0.95%  to   2.75%  -33.66% to  -28.71%
December 31, 2007  103,751 $10.91282 to  $11.89376 $1,203,763   0.37%    1.00%  to   2.75%    6.27% to    7.96%

                                          AST BALANCED ASSET ALLOCATION PORTFOLIO
                   -----------------------------------------------------------------------------------------
December 31, 2011  339,582 $ 9.27105 to  $12.86748 $3,548,073   0.63%    0.55%  to   3.25%   -7.28% to   -1.76%
December 31, 2010  308,411 $ 9.68344 to  $13.27946 $3,322,650   0.78%    0.55%  to   3.25%    6.51% to   11.26%
December 31, 2009  196,484 $ 8.76833 to  $12.05401 $1,919,182   1.22%    0.95%  to   2.95%    0.42% to   22.14%
December 31, 2008   53,051 $ 7.30442 to  $ 8.27064 $  424,592   1.06%    0.95%  to   2.75%  -30.61% to  -26.37%
December 31, 2007   36,429 $10.86097 to  $11.76251 $  418,781   0.33%    1.00%  to   2.75%    6.14% to    7.83%

                                        AST PRESERVATION ASSET ALLOCATION PORTFOLIO
                   -----------------------------------------------------------------------------------------
December 31, 2011  264,390 $ 9.60825 to  $12.48452 $2,869,173   0.90%    0.55%  to   3.25%   -3.91% to    0.44%
December 31, 2010  199,628 $10.40137 to  $12.60207 $2,211,567   1.26%    0.55%  to   3.25%    4.97% to    9.53%
December 31, 2009  115,717 $ 9.58079 to  $11.61945 $1,210,537   0.92%    0.95%  to   2.95%   -0.03% to   18.91%
December 31, 2008   30,030 $ 8.12914 to  $ 9.09941 $  265,987   0.81%    0.95%  to   2.75%  -21.64% to  -18.78%
December 31, 2007   11,972 $10.96110 to  $11.45988 $  134,485   0.30%    1.15%  to   2.75%    5.80% to    7.48%

                                         AST FIRST TRUST BALANCED TARGET PORTFOLIO
                   -----------------------------------------------------------------------------------------
December 31, 2011  130,049 $ 8.78893 to  $13.34133 $1,346,840   1.74%    0.55%  to   3.25%   -6.65% to   -2.05%
December 31, 2010   95,851 $ 8.97842 to  $13.80890 $1,008,799   1.36%    0.55%  to   3.25%    9.25% to   13.29%
December 31, 2009   37,024 $ 8.03026 to  $12.30994 $  325,778   3.84%    0.95%  to   2.95%   20.65% to   23.42%
December 31, 2008   18,094 $ 6.57782 to  $ 7.34272 $  130,124   2.24%    0.95%  to   2.65%  -36.18% to  -32.22%
December 31, 2007   16,265 $10.77036 to  $11.35095 $  181,880   0.53%    1.00%  to   2.65%    5.74% to    7.32%

                                   AST FIRST TRUST CAPITAL APPRECIATION TARGET PORTFOLIO
                   -----------------------------------------------------------------------------------------
December 31, 2011  148,843 $ 7.98786 to  $13.06962 $1,485,879   1.18%    0.55%  to   3.25%  -11.82% to   -6.73%
December 31, 2010  131,381 $ 8.66171 to  $14.20708 $1,380,684   0.85%    0.55%  to   3.25%   14.30% to   17.90%
December 31, 2009   58,998 $ 7.40130 to  $12.16947 $  483,351   2.18%    0.95%  to   2.95%    0.09% to   24.79%
December 31, 2008   23,483 $ 5.97509 to  $ 6.74838 $  154,549   1.25%    0.95%  to   2.75%  -42.30% to  -37.21%
December 31, 2007   23,824 $11.11363 to  $11.54148 $  270,043   0.32%    1.00%  to   2.75%    8.42% to   10.14%

                                             AST ADVANCED STRATEGIES PORTFOLIO
                   -----------------------------------------------------------------------------------------
December 31, 2011  193,663 $ 9.30664 to  $13.61010 $2,075,520   1.03%    0.55%  to   3.25%   -6.93% to   -0.44%
December 31, 2010  137,362 $ 9.94879 to  $13.85960 $1,496,355   0.91%    0.55%  to   3.25%    8.08% to   12.64%
December 31, 2009   51,794 $ 8.94949 to  $12.42655 $  502,645   2.84%    0.95%  to   2.95%   22.94% to   25.01%
December 31, 2008   27,547 $ 7.19429 to  $ 7.98587 $  214,852   1.96%    0.95%  to   2.65%  -31.62% to  -27.56%
December 31, 2007   27,228 $10.83452 to  $11.53588 $  308,459   0.51%    1.00%  to   2.65%    6.67% to    8.26%

                                        AST T. ROWE PRICE LARGE-CAP GROWTH PORTFOLIO
                   -----------------------------------------------------------------------------------------
December 31, 2011   16,190 $ 9.07073 to  $14.43104 $  173,497   0.00%    0.55%  to   3.25%   -9.08% to   -2.24%
December 31, 2010   13,777 $10.04316 to  $14.96577 $  152,422   0.00%    0.55%  to   3.25%   10.53% to   14.72%
December 31, 2009    6,994 $ 8.97301 to  $13.17447 $   67,092   0.00%    0.95%  to   2.95%   31.06% to   51.93%
December 31, 2008    5,295 $ 6.20861 to  $ 6.64158 $   33,149   0.14%    1.00%  to   2.40%  -41.96% to  -38.73%
December 31, 2007      491 $11.05504 to  $11.23891 $    5,475   0.19%    1.15%  to   2.15%    5.94% to    7.00%

                                                 AST MONEY MARKET PORTFOLIO
                   -----------------------------------------------------------------------------------------
December 31, 2011   24,015 $ 9.26367 to  $10.43487 $  236,147   0.02%    0.55%  to   3.25%   -3.22% to   -0.52%
December 31, 2010   12,763 $ 9.53428 to  $10.55197 $  128,581   0.02%    0.55%  to   3.25%   -2.84% to   -0.43%
December 31, 2009    6,856 $ 9.80318 to  $10.67105 $   71,974   0.24%    0.95%  to   2.95%   -2.34% to   -0.70%
December 31, 2008    6,401 $10.04509 to  $10.76754 $   68,076   2.25%    0.95%  to   2.65%   -0.14% to    1.54%
December 31, 2007    1,486 $10.29973 to  $10.62479 $   15,685   4.76%    1.00%  to   2.65%    2.18% to    3.70%

                                               AST SMALL-CAP GROWTH PORTFOLIO
                   -----------------------------------------------------------------------------------------
December 31, 2011    7,586 $ 8.71343 to  $17.08879 $   91,234   0.00%    0.55%  to   3.25%  -12.02% to   -1.52%
December 31, 2010    5,749 $11.41543 to  $17.59375 $   70,222   0.21%    0.55%  to   3.25%   25.34% to   35.13%
December 31, 2009    3,575 $ 8.52896 to  $13.14833 $   31,797   0.05%    0.95%  to   2.95%   30.52% to   32.65%
December 31, 2008    3,394 $ 6.42979 to  $ 6.77186 $   22,897   0.00%    0.95%  to   2.40%  -36.52% to  -33.33%
December 31, 2007      216 $10.38230 to  $10.53785 $    2,265   0.00%    1.15%  to   2.05%    4.99% to    5.93%

                                      A66

                                 AT YEAR ENDED                               FOR YEAR ENDED
                   -----------------------------------------  -----------------------------------------------
                                                      NET     INVESTMENT
                   UNITS         UNIT VALUE          ASSETS     INCOME   EXPENSE RATIO**     TOTAL RETURN***
                   (000S)    LOWEST -- HIGHEST       (000S)     RATIO*   LOWEST -- HIGHEST  LOWEST -- HIGHEST
                   ------- ----------------------  ---------- ---------- -----------------  ------------------
                                           AST PIMCO TOTAL RETURN BOND PORTFOLIO
                   -----------------------------------------------------------------------------------------
December 31, 2011  139,943 $ 9.99564 to  $13.38718 $1,518,001   1.84%    0.55%  to   3.25%   -0.17% to    2.61%
December 31, 2010  113,266 $10.24378 to  $13.12390 $1,231,961   1.52%    0.55%  to   3.25%    2.38% to    6.70%
December 31, 2009   51,426 $ 9.92546 to  $12.32370 $  540,684   0.63%    0.95%  to   2.95%   -0.60% to   15.43%
December 31, 2008    2,743 $ 9.36846 to  $10.69755 $   28,962   3.78%    0.95%  to   2.40%   -6.45% to   -3.18%
December 31, 2007    1,086 $10.89859 to  $11.07079 $   11,917   3.60%    1.15%  to   2.10%    6.07% to    7.07%

                                             AST INTERNATIONAL VALUE PORTFOLIO
                   -----------------------------------------------------------------------------------------
December 31, 2011    4,763 $ 7.04041 to  $12.25942 $   43,196   1.53%    0.55%  to   3.25%  -21.55% to  -13.03%
December 31, 2010    3,757 $ 7.92905 to  $14.29181 $   39,039   0.70%    0.55%  to   3.25%    7.59% to   10.04%
December 31, 2009    1,307 $ 7.38580 to  $13.11671 $   11,673   2.16%    0.95%  to   2.95%   27.44% to   29.64%
December 31, 2008      761 $ 6.22962 to  $ 7.03242 $    5,280   2.62%    1.15%  to   2.40%  -45.32% to  -38.11%
December 31, 2007      709 $12.39325 to  $12.70293 $    8,933   1.47%    1.15%  to   2.65%   14.75% to   16.46%

                                             AST INTERNATIONAL GROWTH PORTFOLIO
                   -----------------------------------------------------------------------------------------
December 31, 2011    7,248 $ 7.04917 to  $12.74401 $   63,232   0.64%    0.55%  to   3.25%  -18.51% to  -13.40%
December 31, 2010    3,921 $ 7.97297 to  $14.92060 $   40,509   0.29%    0.55%  to   3.25%   11.22% to   14.67%
December 31, 2009    1,455 $ 7.20534 to  $13.28533 $   11,795   1.59%    0.95%  to   2.95%   30.13% to   34.02%
December 31, 2008      761 $ 5.96394 to  $ 6.16356 $    4,624   1.46%    1.15%  to   2.40%  -51.40% to  -50.80%
December 31, 2007      550 $12.32194 to  $12.52703 $    6,830   0.67%    1.15%  to   2.15%   16.53% to   17.69%

                                                NVIT DEVELOPING MARKETS FUND
                   -----------------------------------------------------------------------------------------
December 31, 2011    1,066 $12.70790 to  $13.22905 $   13,856   0.27%    1.40%  to   2.00%  -23.92% to  -23.48%
December 31, 2010    1,496 $16.70438 to  $17.28741 $   25,524   0.00%    1.40%  to   2.00%   13.86% to   14.54%
December 31, 2009    1,437 $14.67036 to  $15.09299 $   21,453   1.15%    1.40%  to   2.00%   59.05% to   59.99%
December 31, 2008    1,133 $ 9.22392 to  $ 9.43370 $   10,589   0.72%    1.40%  to   2.00%  -58.69% to  -58.44%
December 31, 2007    1,575 $22.02354 to  $22.70075 $   35,530   0.45%    1.40%  to   2.50%   39.99% to   41.52%

                              AST INVESTMENT GRADE BOND PORTFOLIO (AVAILABLE JANUARY 28, 2008)
                   -----------------------------------------------------------------------------------------
December 31, 2011  624,195 $10.87605 to  $14.56477 $7,606,942   0.43%    0.55%  to   2.65%    8.68% to   11.82%
December 31, 2010   11,978 $10.54049 to  $13.07585 $  153,555   6.62%    0.55%  to   2.65%    5.34% to    9.77%
December 31, 2009   23,600 $10.83253 to  $11.91239 $  277,671   1.31%    0.95%  to   2.30%    8.49% to   10.26%
December 31, 2008   65,795 $10.69598 to  $10.80437 $  706,744   0.00%    0.95%  to   2.05%    6.98% to    8.05%

                          AST WESTERN ASSET CORE PLUS BOND PORTFOLIO (AVAILABLE NOVEMBER 19, 2007)
                   -----------------------------------------------------------------------------------------
December 31, 2011   23,999 $10.31578 to  $11.84188 $  263,297   2.74%    0.55%  to   3.25%    2.59% to    5.44%
December 31, 2010   15,299 $10.29052 to  $11.38650 $  161,902   1.28%    0.55%  to   3.25%    2.93% to    6.78%
December 31, 2009    3,801 $10.05881 to  $10.76877 $   38,962   3.37%    0.95%  to   2.95%    7.10% to   10.58%
December 31, 2008      543 $ 9.12808 to  $ 9.37876 $    5,058   0.13%    0.95%  to   2.40%   -8.80% to   -6.10%
December 31, 2007        3 $ 9.97564 to  $ 9.97564 $       25   0.00%    2.00%  to   2.00%   -0.23% to   -0.23%

                                    AST BOND PORTFOLIO 2018 (AVAILABLE JANUARY 28, 2008)
                   -----------------------------------------------------------------------------------------
December 31, 2011   14,702 $11.55635 to  $13.80307 $  174,657   0.19%    1.15%  to   3.25%    9.90% to   12.27%
December 31, 2010    1,423 $11.92705 to  $12.31074 $   17,224   0.93%    1.30%  to   2.40%    8.58% to    9.76%
December 31, 2009    2,189 $10.98462 to  $11.21615 $   24,289   0.29%    1.30%  to   2.40%   -8.25% to   -7.26%
December 31, 2008    2,046 $11.97274 to  $12.09377 $   24,606   0.00%    1.30%  to   2.40%   19.75% to   20.95%

                                    AST BOND PORTFOLIO 2019 (AVAILABLE JANUARY 28, 2008)
                   -----------------------------------------------------------------------------------------
December 31, 2011      809 $13.36844 to  $13.94770 $   11,027   0.95%    1.30%  to   2.40%   13.26% to   14.49%
December 31, 2010    1,229 $11.80330 to  $12.18296 $   14,732   0.74%    1.30%  to   2.40%    8.75% to    9.93%
December 31, 2009    1,467 $10.85345 to  $11.08225 $   16,102   0.28%    1.30%  to   2.40%   -9.86% to   -8.88%
December 31, 2008    1,619 $12.04125 to  $12.16291 $   19,590   0.00%    1.30%  to   2.40%   20.44% to   21.64%

                                 AST GLOBAL REAL ESTATE PORTFOLIO (AVAILABLE JULY 21, 2008)
                   -----------------------------------------------------------------------------------------
December 31, 2011    2,702 $ 8.75182 to  $15.32029 $   28,411   2.36%    0.55%  to   3.25%  -12.17% to   -5.56%
December 31, 2010    2,120 $ 9.43708 to  $16.44739 $   23,406   1.16%    0.55%  to   3.25%   14.58% to   19.07%
December 31, 2009      355 $ 8.03953 to  $13.95016 $    2,911   1.02%    0.95%  to   2.95%   31.93% to   41.49%
December 31, 2008       27 $ 6.09375 to  $ 6.12807 $      164   0.00%    1.15%  to   2.40%  -40.11% to  -39.78%

                         AST PARAMETRIC EMERGING MARKETS EQUITY PORTFOLIO (AVAILABLE JULY 21, 2008)
                   -----------------------------------------------------------------------------------------
December 31, 2011   13,670 $ 7.61998 to  $13.89229 $  123,993   0.93%    0.55%  to   3.25%  -23.87% to  -20.71%
December 31, 2010   12,640 $10.78803 to  $17.76396 $  144,882   0.30%    0.55%  to   3.25%   16.24% to   21.12%
December 31, 2009    2,787 $ 9.03476 to  $14.81166 $   25,629   0.28%    0.95%  to   2.95%   46.36% to   64.95%
December 31, 2008       97 $ 5.55599 to  $ 5.58718 $      540   0.00%    1.15%  to   2.40%  -44.99% to  -44.69%

                                      A67

                                 AT YEAR ENDED                               FOR YEAR ENDED
                   -----------------------------------------  -----------------------------------------------
                                                      NET     INVESTMENT
                   UNITS         UNIT VALUE          ASSETS     INCOME   EXPENSE RATIO**     TOTAL RETURN***
                   (000S)    LOWEST -- HIGHEST       (000S)     RATIO*   LOWEST -- HIGHEST  LOWEST -- HIGHEST
                   ------- ----------------------  ---------- ---------- -----------------  ------------------
                       FRANKLIN TEMPLETON VIP FOUNDING FUNDS ALLOCATION FUND (AVAILABLE MAY 1, 2008)
                   -----------------------------------------------------------------------------------------
December 31, 2011  136,049 $ 8.60412 to  $13.39083 $1,361,263   0.02%    0.55%  to   3.25%  -10.47% to   -2.21%
December 31, 2010  114,431 $ 8.98185 to  $13.88351 $1,165,490   3.85%    0.55%  to   3.25%    5.60% to    9.20%
December 31, 2009   26,709 $ 8.36337 to  $12.83927 $  228,762   5.19%    0.95%  to   2.95%   26.66% to   28.84%
December 31, 2008    3,342 $ 6.60055 to  $ 6.67497 $   22,207   4.54%    0.95%  to   2.65%  -34.50% to  -33.77%

                           AST GOLDMAN SACHS SMALL-CAP VALUE PORTFOLIO (AVAILABLE JULY 21, 2008)
                   -----------------------------------------------------------------------------------------
December 31, 2011    8,707 $ 9.17568 to  $15.78149 $   99,213   0.50%    0.55%  to   3.25%   -7.35% to    0.75%
December 31, 2010    6,209 $11.36904 to  $15.88201 $   72,334   0.34%    0.55%  to   3.25%   14.10% to   25.57%
December 31, 2009    1,010 $ 9.43289 to  $12.77276 $    9,809   0.89%    0.95%  to   2.95%   23.87% to   28.33%
December 31, 2008       71 $ 7.61489 to  $ 7.66279 $      545   0.00%    1.00%  to   2.40%  -24.10% to  -23.63%

                             AST CLS GROWTH ASSET ALLOCATION PORTFOLIO (AVAILABLE MAY 1, 2008)
                   -----------------------------------------------------------------------------------------
December 31, 2011  100,743 $ 8.71154 to  $13.26883 $1,031,946   0.29%    0.55%  to   3.25%   -8.49% to   -2.93%
December 31, 2010   78,031 $ 9.16080 to  $13.85815 $  815,840   0.26%    0.55%  to   3.25%    8.82% to   13.27%
December 31, 2009   19,248 $ 8.22388 to  $12.35611 $  162,373   0.37%    0.95%  to   2.95%   22.12% to   25.66%
December 31, 2008    1,750 $ 6.65498 to  $ 6.73005 $   11,717   0.03%    0.95%  to   2.65%  -34.10% to  -33.36%

                            AST CLS MODERATE ASSET ALLOCATION PORTFOLIO (AVAILABLE MAY 1, 2008)
                   -----------------------------------------------------------------------------------------
December 31, 2011  126,313 $ 9.15103 to  $12.63456 $1,292,495   0.40%    0.55%  to   3.25%   -6.86% to   -2.36%
December 31, 2010   87,541 $ 9.56692 to  $13.11882 $  917,592   0.43%    0.55%  to   3.25%    6.86% to   10.86%
December 31, 2009   22,971 $ 8.77459 to  $11.95029 $  206,515   0.28%    0.95%  to   2.95%   18.25% to   22.23%
December 31, 2008    3,073 $ 7.29981 to  $ 7.38211 $   22,578   0.01%    0.95%  to   2.65%  -27.59% to  -26.77%

                           AST HORIZON GROWTH ASSET ALLOCATION PORTFOLIO (AVAILABLE MAY 1, 2008)
                   -----------------------------------------------------------------------------------------
December 31, 2011   74,331 $ 9.31537 to  $13.35045 $  778,470   0.34%    0.55%  to   3.25%   -6.67% to   -1.12%
December 31, 2010   53,201 $ 9.70638 to  $13.68833 $  564,005   0.23%    0.55%  to   3.25%    7.84% to   12.75%
December 31, 2009   13,284 $ 8.75409 to  $12.26108 $  118,947   0.26%    0.95%  to   2.95%   21.32% to   25.48%
December 31, 2008    1,149 $ 7.09425 to  $ 7.17421 $    8,203   0.01%    0.95%  to   2.65%  -29.84% to  -29.05%

                          AST HORIZON MODERATE ASSET ALLOCATION PORTFOLIO (AVAILABLE MAY 1, 2008)
                   -----------------------------------------------------------------------------------------
December 31, 2011   93,246 $ 9.41906 to  $12.68275 $  967,246   0.48%    0.55%  to   3.25%   -5.72% to   -1.05%
December 31, 2010   65,121 $ 9.88878 to  $12.99556 $  686,924   0.37%    0.55%  to   3.25%    6.02% to   10.55%
December 31, 2009   17,717 $ 9.09584 to  $11.87199 $  164,854   0.20%    0.95%  to   2.95%   17.66% to   22.22%
December 31, 2008    2,161 $ 7.56739 to  $ 7.65257 $   16,459   0.01%    0.95%  to   2.65%  -24.99% to  -24.15%

                            AST FI PYRAMIS(R) ASSET ALLOCATION PORTFOLIO (AVAILABLE MAY 1, 2008)
                   -----------------------------------------------------------------------------------------
December 31, 2011   58,251 $ 9.24016 to  $12.74316 $  603,154   0.22%    0.55%  to   3.25%   -5.64% to   -3.01%
December 31, 2010   36,638 $ 9.72512 to  $13.32052 $  391,883   0.27%    0.55%  to   3.25%    7.69% to   12.26%
December 31, 2009    6,536 $ 8.80911 to  $11.98361 $   58,908   0.32%    0.95%  to   2.95%   18.10% to   20.09%
December 31, 2008      746 $ 7.45897 to  $ 7.54313 $    5,599   0.01%    0.95%  to   2.65%  -26.17% to  -25.34%

                                    PROFUND VP CONSUMER SERVICES (AVAILABLE MAY 1, 2008)
                   -----------------------------------------------------------------------------------------
December 31, 2011       10 $11.09282 to  $11.88626 $      123   0.00%    0.55%  to   2.00%    3.43% to    4.92%
December 31, 2010        7 $10.64073 to  $11.32891 $       80   0.00%    0.55%  to   2.30%   12.97% to   19.60%
December 31, 2009        2 $ 8.95999 to  $ 9.08577 $       16   0.00%    1.50%  to   2.00%   27.80% to   28.87%
December 31, 2008        1 $ 7.01089 to  $ 7.02706 $       10   0.00%    2.00%  to   2.35%  -31.72% to  -31.56%

                                PROFUND VP CONSUMER GOODS PORTFOLIO (AVAILABLE MAY 1, 2008)
                   -----------------------------------------------------------------------------------------
December 31, 2011       32 $10.88855 to  $11.83570 $      358   0.90%    0.55%  to   2.30%    4.55% to    6.36%
December 31, 2010       12 $10.41504 to  $11.12815 $      125   0.00%    0.55%  to   2.30%   10.84% to   15.85%
December 31, 2009        8 $ 9.07106 to  $ 9.22877 $       74   1.22%    1.30%  to   2.00%   18.77% to   20.01%
December 31, 2008        7 $ 7.65475 to  $ 7.69024 $       55   3.00%    1.30%  to   2.00%  -24.13% to  -23.78%

                                       PROFUND VP FINANCIALS (AVAILABLE MAY 1, 2008)
                   -----------------------------------------------------------------------------------------
December 31, 2011       78 $ 5.39074 to  $ 8.81882 $      429   0.00%    0.55%  to   2.30%  -15.77% to  -14.31%
December 31, 2010      152 $ 6.39982 to  $10.29102 $      987   0.32%    0.55%  to   2.30%    3.05% to    9.29%
December 31, 2009      121 $ 5.90194 to  $ 5.98047 $      722   2.96%    1.50%  to   2.30%   12.42% to   13.31%
December 31, 2008       36 $ 5.26042 to  $ 5.27796 $      192   2.57%    1.50%  to   2.00%  -49.35% to  -49.18%

                                       PROFUND VP HEALTH CARE (AVAILABLE MAY 1, 2008)
                   -----------------------------------------------------------------------------------------
December 31, 2011       64 $10.49885 to  $10.88771 $      693   0.29%    0.55%  to   2.30%    7.64% to    9.51%
December 31, 2010       87 $ 9.75359 to  $10.01278 $      864   0.23%    0.55%  to   2.30%   -1.37% to    1.52%
December 31, 2009       41 $ 9.70197 to  $ 9.86247 $      401   0.76%    1.30%  to   2.30%   16.81% to   18.02%
December 31, 2008       21 $ 8.29892 to  $ 8.35649 $      172   0.44%    1.30%  to   2.35%  -18.25% to  -17.69%

                                      A68

                               AT YEAR ENDED                             FOR YEAR ENDED
                   -------------------------------------  -----------------------------------------------
                                                   NET    INVESTMENT
                   UNITS        UNIT VALUE        ASSETS    INCOME   EXPENSE RATIO**     TOTAL RETURN***
                   (000S)   LOWEST -- HIGHEST     (000S)    RATIO*   LOWEST -- HIGHEST  LOWEST -- HIGHEST
                   ------ ----------------------  ------- ---------- -----------------  ------------------
                                     PROFUND VP INDUSTRIALS (AVAILABLE MAY 1, 2008)
                   -------------------------------------------------------------------------------------
December 31, 2011     19  $ 8.53881 to  $11.23828 $   171    0.35%   0.55%  to   2.35%   -4.04% to   -2.32%
December 31, 2010     24  $ 8.89801 to  $11.41249 $   214    0.20%   1.50%  to   2.35%   14.03% to   21.92%
December 31, 2009     11  $ 7.35928 to  $ 7.46270 $    85    0.53%   1.50%  to   2.35%   21.25% to   22.27%
December 31, 2008      9  $ 6.06953 to  $ 6.10367 $    53    0.00%   1.50%  to   2.35%  -40.29% to  -39.96%

                                   PROFUND VP MID-CAP GROWTH (AVAILABLE MAY 1, 2008)
                   -------------------------------------------------------------------------------------
December 31, 2011     32  $ 9.94731 to  $11.40463 $   326    0.00%   0.55%  to   2.30%   -5.07% to   -3.43%
December 31, 2010     52  $10.47890 to  $11.80941 $   579    0.00%   0.55%  to   2.30%   18.01% to   26.77%
December 31, 2009     17  $ 8.34760 to  $ 8.48599 $   145    0.00%   1.30%  to   2.30%   35.21% to   36.54%
December 31, 2008      8  $ 6.18606 to  $ 6.21489 $    48    0.00%   1.30%  to   2.00%  -38.58% to  -38.30%

                                    PROFUND VP MID-CAP VALUE (AVAILABLE MAY 1, 2008)
                   -------------------------------------------------------------------------------------
December 31, 2011     66  $ 9.10660 to  $10.67879 $   665    0.15%   0.55%  to   2.30%   -6.08% to   -4.45%
December 31, 2010     46  $ 9.69632 to  $11.17632 $   456    0.26%   0.55%  to   2.30%   11.96% to   18.91%
December 31, 2009     26  $ 8.23508 to  $ 8.37151 $   215    1.47%   1.30%  to   2.30%   27.93% to   29.19%
December 31, 2008      5  $ 6.44994 to  $ 6.47989 $    32    0.00%   1.30%  to   2.00%  -36.69% to  -36.40%

                                     PROFUND VP REAL ESTATE (AVAILABLE MAY 1, 2008)
                   -------------------------------------------------------------------------------------
December 31, 2011     43  $ 8.57465 to  $12.12925 $   386    0.00%   0.55%  to   2.30%    2.40% to    4.17%
December 31, 2010     83  $ 8.37375 to  $11.60561 $   707    3.90%   0.95%  to   2.30%   15.86% to   22.85%
December 31, 2009     67  $ 6.86993 to  $ 6.96107 $   467    4.03%   1.50%  to   2.30%   25.02% to   26.01%
December 31, 2008     11  $ 5.50600 to  $ 5.52429 $    63    0.00%   1.50%  to   2.00%  -46.33% to  -46.15%

                                  PROFUND VP SMALL-CAP GROWTH (AVAILABLE MAY 1, 2008)
                   -------------------------------------------------------------------------------------
December 31, 2011     37  $10.17680 to  $15.05725 $   403    0.00%   0.55%  to   2.90%   -1.57% to    0.72%
December 31, 2010     51  $10.27873 to  $15.29722 $   550    0.00%   0.55%  to   2.90%   17.66% to   24.11%
December 31, 2009     20  $ 8.36346 to  $ 8.50207 $   171    0.00%   1.30%  to   2.30%   23.27% to   24.55%
December 31, 2008      6  $ 6.79469 to  $ 6.82623 $    42    0.00%   1.30%  to   2.00%  -32.82% to  -32.50%

                                   PROFUND VP SMALL-CAP VALUE (AVAILABLE MAY 1, 2008)
                   -------------------------------------------------------------------------------------
December 31, 2011     39  $ 9.41484 to  $10.62040 $   404    0.00%   0.55%  to   2.30%   -6.26% to   -4.63%
December 31, 2010     25  $10.04307 to  $11.09991 $   259    0.07%   0.95%  to   2.30%   11.22% to   20.54%
December 31, 2009     22  $ 8.41420 to  $ 8.55355 $   187    0.48%   1.30%  to   2.30%   17.69% to   18.86%
December 31, 2008      2  $ 7.18696 to  $ 7.19653 $    15    0.00%   1.30%  to   1.50%  -29.74% to  -29.64%

                                 PROFUND VP TELECOMMUNICATIONS (AVAILABLE MAY 1, 2008)
                   -------------------------------------------------------------------------------------
December 31, 2011     15  $ 8.53611 to  $12.42479 $   133    3.63%   0.55%  to   2.35%   -0.47% to    1.31%
December 31, 2010     25  $ 8.57621 to  $12.26438 $   246    2.48%   0.55%  to   2.35%   13.03% to   22.07%
December 31, 2009     16  $ 7.58749 to  $ 7.69379 $   121   10.90%   1.50%  to   2.35%    4.86% to    5.73%
December 31, 2008      6  $ 7.23615 to  $ 7.27660 $    40    0.00%   1.50%  to   2.35%  -29.60% to  -29.20%

                                      PROFUND VP UTILITIES (AVAILABLE MAY 1, 2008)
                   -------------------------------------------------------------------------------------
December 31, 2011     55  $ 9.25352 to  $12.69674 $   589    1.69%   0.55%  to   2.30%   14.87% to   16.86%
December 31, 2010     36  $ 8.05537 to  $10.86454 $   295    2.48%   0.55%  to   2.30%    3.57% to    8.26%
December 31, 2009     38  $ 7.77777 to  $ 7.88054 $   297    5.44%   1.50%  to   2.30%    8.25% to    9.10%
December 31, 2008      5  $ 7.19947 to  $ 7.22327 $    39    0.93%   1.50%  to   2.00%  -28.71% to  -28.47%

                                  PROFUND VP LARGE-CAP GROWTH (AVAILABLE MAY 1, 2008)
                   -------------------------------------------------------------------------------------
December 31, 2011     69  $ 9.46136 to  $11.32042 $   691    0.00%   0.55%  to   2.30%    0.82% to    2.56%
December 31, 2010     71  $ 9.38481 to  $11.03756 $   677    0.06%   0.55%  to   2.30%   10.49% to   11.73%
December 31, 2009     67  $ 8.48227 to  $ 8.59420 $   574    0.00%   1.50%  to   2.30%   26.82% to   27.82%
December 31, 2008      1  $ 6.70176 to  $ 6.72390 $     8    0.00%   1.50%  to   2.00%  -33.72% to  -33.50%

                                   PROFUND VP LARGE-CAP VALUE (AVAILABLE MAY 1, 2008)
                   -------------------------------------------------------------------------------------
December 31, 2011     97  $ 7.76766 to  $10.56792 $   851    0.69%   0.55%  to   2.30%   -3.49% to   -1.82%
December 31, 2010     89  $ 8.04896 to  $10.76394 $   733    0.89%   0.55%  to   2.30%    7.47% to   11.78%
December 31, 2009     45  $ 7.29354 to  $ 7.45124 $   330    3.70%   1.00%  to   2.30%   16.78% to   18.28%
December 31, 2008      2  $ 6.25789 to  $ 6.28698 $    15    2.52%   1.30%  to   2.00%  -38.90% to  -38.61%

                          AST JENNISON LARGE-CAP VALUE PORTFOLIO (AVAILABLE NOVEMBER 16, 2009)
                   -------------------------------------------------------------------------------------
December 31, 2011  3,425  $ 8.50545 to  $10.83000 $33,837    0.33%   0.55%  to   3.25%  -14.75% to   -6.39%
December 31, 2010  2,319  $10.44965 to  $11.61473 $24,809    0.02%   0.55%  to   3.25%    4.81% to   12.65%
December 31, 2009     47  $10.29149 to  $10.30741 $   487    0.00%   1.15%  to   2.35%    1.45% to    1.59%

                                      A69

                               AT YEAR ENDED                                    FOR YEAR ENDED
                   --------------------------------------        -----------------------------------------------
                                                          NET    INVESTMENT
                   UNITS              UNIT VALUE         ASSETS    INCOME   EXPENSE RATIO**     TOTAL RETURN***
                   (000S)         LOWEST -- HIGHEST      (000S)    RATIO*   LOWEST -- HIGHEST  LOWEST -- HIGHEST
                   ------       ----------------------  -------- ---------- -----------------  ------------------
                          AST JENNISON LARGE-CAP GROWTH PORTFOLIO (AVAILABLE NOVEMBER 16, 2009)
                   --------------------------------------------------------------------------------------
December 31, 2011   3,024       $ 9.23751 to  $11.32571 $ 32,384   0.00%    0.55%  to   3.25%   -7.55% to    0.11%
December 31, 2010   1,478       $10.66273 to  $11.35800 $ 16,039   0.00%    0.95%  to   3.25%    6.95% to   10.27%
December 31, 2009      24       $10.27380 to  $10.30032 $    249   0.00%    0.95%  to   2.95%    1.89% to    2.14%

                   CREDIT SUISSE TRUST INTERNATIONAL EQUITY FLEX III PORTFOLIO (AVAILABLE DECEMBER 14, 2009)
                                               (EXPIRED OCTOBER 21, 2011)
                   --------------------------------------------------------------------------------------
December 31, 2011       0       $       0 to  $       0 $      0   2.91%    1.35%  to   1.65%  -16.68% to  -16.48%
December 31, 2010     891       $11.14481 to  $11.17971 $  9,951   0.10%    1.35%  to   1.65%   10.41% to   10.74%
December 31, 2009     962       $10.09396 to  $10.09567 $  9,709   0.00%    1.35%  to   1.65%    0.27% to    0.28%

                                   AST BOND PORTFOLIO 2020 (AVAILABLE JANUARY 2, 2009)
                   --------------------------------------------------------------------------------------
December 31, 2011     314       $11.06416 to  $12.41953 $  3,603   1.15%    1.30%  to   2.95%   15.28% to   17.15%
December 31, 2010   1,771       $ 9.54633 to  $10.66744 $ 17,133   0.00%    1.30%  to   3.25%    5.41% to   10.41%
December 31, 2009     114       $ 8.74021 to  $ 8.83518 $    996   0.00%    1.30%  to   2.40%  -12.60% to  -11.65%

                                   AST BOND PORTFOLIO 2017 (AVAILABLE JANUARY 4, 2010)
                   --------------------------------------------------------------------------------------
December 31, 2011  15,087       $11.28966 to  $11.73508 $173,608   0.08%    1.15%  to   3.25%    7.80% to   10.13%
December 31, 2010     450       $10.47326 to  $10.59081 $  4,746   0.00%    1.90%  to   3.25%    4.76% to    5.92%

                                   AST BOND PORTFOLIO 2021 (AVAILABLE JANUARY 4, 2010)
                   --------------------------------------------------------------------------------------
December 31, 2011  18,356       $12.39610 to  $13.14210 $232,734   0.06%    1.15%  to   3.25%   16.40% to   18.92%
December 31, 2010   2,261       $10.64953 to  $11.06626 $ 24,883   0.00%    1.30%  to   3.25%    6.42% to   10.66%

                   WELLS FARGO ADVANTAGE VT CORE EQUITY PORTFOLIO SHARE CLASS 1 (AVAILABLE JULY 16, 2010)
                                                (EXPIRED AUGUST 26, 2011)
                   --------------------------------------------------------------------------------------
December 31, 2011       0       $       0 to  $       0 $      0   0.91%    1.40%  to   1.85%  -11.83% to  -11.58%
December 31, 2010     148       $14.13115 to  $14.58096 $  2,102   0.00%    1.40%  to   1.85%   22.45% to   22.70%

                   WELLS FARGO ADVANTAGE VT INTERNATIONAL EQUITY PORTFOLIO SHARE CLASS 1 (AVAILABLE JULY 16, 2010)
                   --------------------------------------------------------------------------------------
December 31, 2011      52       $12.21604 to  $12.66075 $    649   0.64%    1.40%  to   1.85%  -14.37% to  -13.99%
December 31, 2010      68       $14.26638 to  $14.72045 $    984   0.00%    1.40%  to   1.85%   20.82% to   21.07%

                   WELLS FARGO ADVANTAGE VT OMEGA GROWTH PORTFOLIO SHARE CLASS 1 (AVAILABLE JULY 16, 2010)
                   --------------------------------------------------------------------------------------
December 31, 2011     683       $ 1.30203 to  $ 1.87829 $  1,249   0.00%    1.40%  to   1.85%   -7.08% to   -6.66%
December 31, 2010     961       $ 1.39498 to  $ 2.01236 $  1,889   0.00%    1.40%  to   1.85%   26.02% to   26.28%

                   WELLS FARGO ADVANTAGE VT SMALL CAP GROWTH PORTFOLIO SHARE CLASS 1 (AVAILABLE JULY 16, 2010)
                   --------------------------------------------------------------------------------------
December 31, 2011      47       $11.49507 to  $11.56958 $    545   0.00%    1.40%  to   1.85%   -6.08% to   -5.66%
December 31, 2010      66       $12.23884 to  $12.26392 $    804   0.00%    1.40%  to   1.85%   27.58% to   27.84%

                   WELLS FARGO ADVANTAGE VT SMALL CAP VALUE PORTFOLIO SHARE CLASS 1 (AVAILABLE JULY 16, 2010)
                   --------------------------------------------------------------------------------------
December 31, 2011     131       $10.76329 to  $10.83306 $  1,409   0.86%    1.40%  to   1.85%   -8.74% to   -8.34%
December 31, 2010     183       $11.79431 to  $11.81846 $  2,156   0.00%    1.40%  to   1.85%   21.79% to   22.03%

                                   AST BOND PORTFOLIO 2022 (AVAILABLE JANUARY 3, 2011)
                   --------------------------------------------------------------------------------------
December 31, 2011   7,051       $11.84372 to  $12.09978 $ 84,496   0.00%    1.15%  to   3.25%   18.44% to   21.00%

                               AST QUANTITATIVE MODELING PORTFOLIO (AVAILABLE MAY 2, 2011)
                   --------------------------------------------------------------------------------------
December 31, 2011   9,116       $ 8.87815 to  $ 8.96673 $ 81,124   0.00%    0.55%  to   2.05%  -11.20% to  -10.33%

                          AST BLACKROCK GLOBAL STRATEGIES PORTFOLIO (AVAILABLE APRIL 29, 2011)
                   --------------------------------------------------------------------------------------
December 31, 2011  89,096       $ 9.06646 to  $ 9.23573 $816,029   0.00%    0.55%  to   3.25%   -9.31% to   -7.64%

                      WELLS FARGO ADVANTAGE VT OPPORTUNITY FUND-CLASS 1 (AVAILABLE AUGUST 26, 2011)
                   --------------------------------------------------------------------------------------
December 31, 2011     125       $10.69886 to  $10.71531 $  1,341   0.00%    1.40%  to   1.85%    4.66% to    4.81%

                             AST PRUDENTIAL CORE BOND PORTFOLIO (AVAILABLE OCTOBER 31, 2011)
                   --------------------------------------------------------------------------------------
December 31, 2011   1,096       $10.05117 to  $10.08473 $ 11,039   0.00%    0.85%  to   2.75%    0.33% to    0.65%

                          AST NEUBERGER BERMAN CORE BOND PORTFOLIO (AVAILABLE OCTOBER 31, 2011)
                   --------------------------------------------------------------------------------------
December 31, 2011     428       $10.05125 to  $10.08481 $  4,306   0.00%    0.85%  to   2.75%    0.24% to    0.55%

                                      A70

        --------
        * These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. This ratio is annualized and excludes those expenses, such as mortality and expense charges, that result in direct reductions in the unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.

        ** These ratios represent the annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund are excluded.

        ***These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. Product designs within a subaccount with an effective date during a period were excluded from the range of total return for that period. Contract owners may experience different total returns based on their investment options. Investment options with a date notation indicate the effective date of that investment option in the Account. Total returns for periods less than one year are not annualized. The total return is calculated for each of the five years in the period ended December 31, 2011 or from the effective date of the subaccount through the end of the reporting period.

        A.  MORTALITY RISK AND EXPENSE RISK CHARGES

        The mortality risk and expense risk charges are applied daily against the net assets of the separate account attributable to each of the contracts. Mortality risk is that annuitants may live longer than estimated and expense risk is that the cost of issuing and administering the contracts may exceed related charges by Pruco Life. The mortality risk and expense risk charges are assessed through the reduction in unit values.

        B.  ADMINISTRATION CHARGE

        The administration charge is applied daily against the net assets held in each subaccount. Administration charges include costs associated with issuing the contract, establishing and maintaining records, and providing reports to contract owners. This charge is assessed through the reduction in unit values.

    ASSET-BASED
    CHARGE LEVEL DESCRIPTION OF WHEN APPLICABLE
    ------------ -----------------------------------------------------------
       0.55%     Premier Retirement Advisor - No Optional Benefits
       0.85%     Premier Retirement Variable Annuity - No Optional Benefits
       0.95%     Premier Bb Series - No Optional Benefits
                 Premier Retirement Advisor - With HAV
       1.15%     Premier B Series - No Optional Benefits
                 Premier Retirement Advisor - With HD GRO II OR GRO Plus II
       1.30%     Premier Bb Series - with HD GRO
                 Premier Retirement B - No Optional Benefits
       1.35%     Discovery Choice Basic - No Optional Benefits
                 Premier Retirement Advisor - With Combo 5% and HAV

                                      A71

ASSET-BASED
CHARGE LEVEL DESCRIPTION OF WHEN APPLICABLE
------------ ---------------------------------------------------------------------------
   1.40%     No Optional Benefits
             Discovery Select Variable Annuity (0.15% Admin and 1.25% M&E)
             Discovery Preferred Variable Annuity (0.15% Admin and 1.25% M&E)
             Strategic Partners Annuity One
             Strategic Partners Annuity One Enhanced - Non Bonus Version
             Strategic Partners Annuity One Enhanced III - Non Bonus Version
             Strategic Partners Plus
             Strategic Partners Plus Enhanced - Non Bonus Version
             Strategic Partners Plus Enhanced III - Non Bonus Version
             Strategic Partners Advisor
   1.45%     Premier Bb Series 5% Roll Up and HAV or HDV
   1.50%     No Optional Benefits
             Strategic Partners Annuity One Enhanced - Bonus Version
             Strategic Partners Annuity One Enhanced III - Bonus Version
             Strategic Partners Plus Enhanced - Bonus Version
             Strategic Partners Plus Enhanced III - Bonus Version
             Premier L Series
             Premier B Series with HD GRO
   1.52%     Strategic Partners Select GMDB with Step Up and Roll Up
   1.55%     Premier X Series - No Optional Benefits
             Premier Bb Series with LT5 or HD5
             Premier Bb Series - with HD GRO
             Premier Retirement Advisor - With HAV and HD GRO II OR HAV and GRO Plus II
   1.60%     Strategic Partners FlexElite - No Optional Benefits
             GMDB Annual Step Up or 5% Roll Up
             Strategic Partners Annuity One
             Strategic Partners Annuity One Enhanced - Non Bonus Version
             Strategic Partners Plus
             Strategic Partners Plus Enhanced - Non Bonus Version
   1.65%     No Optional Benefit
             Discovery Choice Enhanced
             Strategic Partners Enhanced FlexElite
             GMDB Annual Step Up or 5% Roll Up
             Strategic Partners Annuity One Enhanced III - Non Bonus Version
             Strategic Partners Plus Enhanced III - Non Bonus Version
             Strategic Partners Advisor with GMDB with Step Up and Roll Up
             Premier B Series with HDV
             Premier B Series with Roll-up & HAV
   1.70%     GMDB Annual Step Up or 5% Roll Up
             Strategic Partners Annuity One Enhanced - Bonus Version
             Strategic Partners Plus Enhanced - Bonus Version
             GMDB with-Greater of Roll Up and Step Up
             Strategic Partners Annuity One
             Strategic Partners Annuity One Enhanced - Non Bonus Version
             Strategic Partners Plus Enhanced - Non Bonus Version
             GMDB with Step Up and Roll Up
             Strategic Partners Plus
             Strategic Partners Plus Enhanced - Non Bonus Version
             Premier Bb Series with SLT5
             Premier Retirement B - With HAV
             Premier Retirement L - No Optional Benefits
   1.75%     Premier B Series with LT5 or HD5
             GMDB with-Greater of Roll Up or Step Up
             Strategic Partners Plus Enhanced III - Non Bonus Version
             Strategic Partners Annuity One Enhanced III - Non Bonus Version
             GMDB Annual Step Up or 5% Roll Up
             Strategic Partners Annuity One Enhanced III - Bonus Version
             Strategic Partners Plus Enhanced III - Bonus Version
             Premier B Series with HD GRO
             Premier Bb Series with GMDB Annual Step Up or 5% Roll Up with HAV
             Premier Retirement C - No Optional Benefits

                                      A72

ASSET-BASED
CHARGE LEVEL DESCRIPTION OF WHEN APPLICABLE
------------ ----------------------------------------------------------------------------------------------
   1.80%     Strategic Partners FlexElite with GMDB Annual Step Up or 5% Roll Up
             Strategic Partners Plus Enhanced - Bonus Version with GMDB with Step Up and Roll Up
             Strategic Partners Annuity One Enhanced - Bonus Version with GMDB with Greater of Roll Up and
              Step Up
             Premier Bb Series with HD GRO and GMDB Annual Step Up or 5% Roll Up with HAV
   1.85%     GMDB with-Greater of Roll Up or Step Up
             Strategic Partners Plus Enhanced III - Bonus Version
             Strategic Partners Annuity One Enhanced III - Bonus Version
             Premier L Series with HD GRO
             Premier Retirement X - No Optional Benefits
   1.90%     Premier B Series with SLT5
             With HDV
             Strategic Partners Plus Enhanced III - Non Bonus Version
             Strategic Partners Annuity One Enhanced III - Non Bonus Version
             Strategic Partners Enhanced FlexElite with GMDB Annual Step Up or 5% Roll Up
             Strategic Partners FlexElite with GMDB with Greater of Roll Up and Step Up
             Premier X Series with HD GRO
             Premier B Series with GMDB Annual Step Up or 5% Roll Up with HAV
             Premier Retirement B - With HD GRO II OR GRO Plus II
   1.95%     Premier Retirement Advisor - With Combo 5%/HAV and HD GRO II OR Combo 5%/HAV and GRO
              Plus II
   2.00%     Strategic Partners Enhanced FlexElite GMDB with-Greater of Roll Up or Step Up
             With HDV
             Strategic Partners Plus Enhanced III - Bonus Version
             Strategic Partners Annuity One Enhanced III - Bonus Version
             With LT5 or HD5
             Strategic Partners Annuity One
             Strategic Partners Annuity One Enhanced - Non Bonus Version
             Strategic Partners Annuity One Enhanced III - Non Bonus Version
             Strategic Partners Plus
             Strategic Partners Plus Enhanced - Non Bonus Version
             Strategic Partners Plus Enhanced III - Non Bonus Version
             Strategic Partners Advisor
             Premier L Series with HDV
             Premier L Series with Roll-up & HAV
             Premier B Series with HD GRO and GMDB Annual Step Up or 5% Roll Up with HAV
   2.05%     Premier X Series with HDV
             Premier X Series with Roll-up & HAV
             Premier Bb Series with LT5
             Premier Bb Series with LT5 and HDV
             Premier Bb Series with HD GRO and GMDB Annual Step Up or 5% Roll Up with HAV
             Premier B Series with HD GRO and GMDB Annual Step Up or 5% Roll Up with HAV
   2.10%     Strategic Partners Enhanced FlexElite with HDV
             With LT5 or HD5
             Strategic Partners Annuity One Enhanced - Bonus Version
             Strategic Partners Annuity One Enhanced III - Bonus Version
             Strategic Partners Plus Enhanced - Bonus Version
             Strategic Partners Plus Enhanced III - Bonus Version
             Premier L Series
             Premier L Series with HD GRO
             Premier Retirement B - With Combo 5% and HAV
             Premier Retirement L - With HAV
   2.15%     With SLT5
             Strategic Partners Annuity One Enhanced III - Non Bonus Version
             Strategic Partners Plus Enhanced III - Non Bonus Version
             Premier X Series with LT5 or HD5
             Premier X Series with HD GRO
             Premier Retirement C - With HAV

                                      A73

ASSET-BASED
CHARGE LEVEL DESCRIPTION OF WHEN APPLICABLE
------------ -------------------------------------------------------------------------------------------
   2.20%     Strategic Partners FlexElite - No Optional Benefits
             With LT5 or HD5 and GMDB Annual Step Up or 5% Roll Up
             Strategic Partners Annuity One
             Strategic Partners Annuity One Enhanced - Non Bonus Version
             Strategic Partners Plus
             Strategic Partners Plus Enhanced - Non Bonus Version
   2.25%     Strategic Partners Enhanced FlexElite with LT5 or HD5
             With SLT5
             Premier L Series
             Strategic Partners Annuity One Enhanced III - Bonus Version
             Strategic Partners Plus Enhanced III - Bonus Version
             With LT5 or HD5 and GMDB Annual Step Up or 5% Roll Up
             Strategic Partners Annuity One Enhanced III - Non Bonus Version
             Strategic Partners Plus Enhanced III - Non Bonus Version
             Strategic Partners Advisor with LT5 or HD5 and GMDB with Step Up and Roll Up
             Premier B Series with LT5
             Premier B Series with LT5 and HDV
             Premier B Series with LT5 or HD5 and Roll-up & HAV
             Premier B Series with HD GRO and GMDB Annual Step Up or 5% Roll Up
             Premier Retirement X - With HAV
   2.30%     Premier X Series with SLT5
             Strategic Partners Plus Enhanced - Non Bonus Version with LT5 or HD5 and GMDB with Step Up and Roll Up
             With LT5 or HD5 and GMDB with Step Up and Roll Up
             Strategic Partners Plus
             Strategic Partners Plus Enhanced - Non Bonus Version
             With LT5 or HD5 and GMDB with Greater of Roll Up and Step Up
             Strategic Partners Annuity One
             Strategic Partners Annuity One Enhanced - Non Bonus Version
             With LT5 or HD5 and GMDB Annual Step Up or 5% Roll Up
             Strategic Partners Annuity One Enhanced - Bonus Version
             Strategic Partners Plus Enhanced - Bonus Version
             Premier L Series with GMDB Annual Step Up or 5% Roll Up with HAV
             Premier Retirement B - With HAV and HD GRO II OR HAV and GRO Plus II
             Premier Retirement L - With HD GRO II OR GRO Plus II
   2.35%     Strategic Partners Annuity One Enhanced III - Non Bonus Version
             With LT5 or HD5 and GMDB Annual Step Up or 5% Roll Up
             Strategic Partners Annuity One Enhanced III - Bonus Version
             Strategic Partners Plus Enhanced III - Bonus Version
             Premier L Series with HD GRO and GMDB Annual Step Up or 5% Roll Up with HAV
             Premier X Series with GMDB Annual Step Up or 5% Roll Up with HAV
             Premier Bb Series with HD GRO and GMDB Annual Step Up or 5% Roll Up with HAV
             Premier Retirement C - With HD GRO II OR GRO Plus II
   2.40%     Strategic Partners Annuity One Enhanced - Bonus Version with LT5 or HD5 and GMDB with
              Greater of Roll Up and Step Up
             Strategic Partners Plus Enhanced - Bonus Version with LT5 or HD5 and GMDB with Step Up and Roll Up
             Strategic Partners FlexElite with LT5 or HD5 and GMDB with GMDB Annual Step Up or 5%
              Roll Up
             Strategic Partners Enhanced FlexElite with SLT5
             Premier X Series with HD GRO and GMDB Annual Step Up or 5% Roll Up with HAV
   2.45%     X - With HD GRO II OR GRO Plus II
   2.50%     Strategic Partners FlexElite with LT5 or HD5 and GMDB with-Greater of Roll Up or Step Up
             Strategic Partners Enhanced FlexElite with LT5 or HD5 and GMDB Annual Step Up or 5%
              Roll Up
             With LT5 or HD5 and with HDV
             Strategic Partners Annuity One Enhanced III - Non Bonus Version
             Strategic Partners Plus Enhanced III - Non Bonus Version
             Premier B Series with HD GRO and GMDB Annual Step Up or 5% Roll Up with HAV
             Premier Retirement L - With Combo 5% and HAV

                                      A74

ASSET-BASED
CHARGE LEVEL DESCRIPTION OF WHEN APPLICABLE
------------ --------------------------------------------------------------------------------------------------
   2.55%     Premier Retirement C - With Combo 5% and HAV
   2.60%     Strategic Partners Enhanced FlexElite with LT5 or HD5 and GMDB with-Greater of Roll Up or Step Up
             With LT5 or HD5 and with HDV
             Strategic Partners Plus Enhanced III - Bonus Version
             Strategic Partners Annuity One Enhanced III - Bonus Version
             Premier L Series with LT5
             Premier L Series with LT5 and HDV
             Premier L Series with LT5 or HD5 and Roll-up & HAV
             Premier L Series with HD GRO and GMDB Annual Step Up or 5% Roll Up
   2.65%     Premier X Series with LT5
             Premier X Series with LT5 and HDV
             Premier X Series with HD GRO and GMDB Annual Step Up or 5% Roll Up
             Premier X Series with LT5 or HD5 and Roll-up & HAV
             Premier Retirement X - With Combo 5% and HAV
   2.70%     Premier Retirement B - With Combo 5%/HAV and HD GRO II OR Combo 5%/HAV and GRO Plus II
             Premier Retirement L - With HAV and HD GRO II OR HAV and GRO Plus II
   2.75%     Strategic Partners Enhanced FlexElite with SLT5 with HDV
             Premier Retirement C - With HAV and HD GRO II OR HAV and GRO Plus II
   2.85%     Premier Retirement X - With HAV and HD GRO II OR HAV and GRO Plus II
   2.90%     Premier L Series with HD GRO and GMDB Annual Step Up or 5% Roll Up with HAV
   2.95%     Premier X Series with HD GRO and GMDB Annual Step Up or 5% Roll Up with HAV
   3.10%     Premier Retirement L - With Combo 5%/HAV and HD GRO II OR Combo 5%/HAV and GRO Plus II
   3.15%     Premier Retirement C - With Combo 5%/HAV and HD GRO II OR Combo 5%/HAV and GRO Plus II
   3.25%     Premier Retirement X - With Combo 5%/HAV and HD GRO II OR Combo 5%/HAV and GRO Plus II

        C.  WITHDRAWAL CHARGES

        A deferred sales charge may be made upon full or partial contract owner redemptions. The charge compensates Pruco Life for paying the expenses of selling and distributing the contracts, including sales commissions, printing of prospectuses, sales administration, preparation of sales literature, and other promotional activities. No withdrawal charge is imposed whenever earnings are withdrawn. The range for withdrawal charges is 0%-9%. The charge is assessed through the redemption of units.

        D.  OTHER RELATED CHARGES

        For Highest Daily Lifetime Seven, Highest Daily Lifetime Seven with Beneficiary Income Option, Highest Daily Lifetime Seven with Lifetime Income Accelerator, Spousal Highest Daily Lifetime Seven and Spousal Highest Daily Lifetime Seven with Beneficiary Income Option, the Optional Benefit Fee is a percentage of the Protected Withdrawal Value and is deducted pro rata from the Subaccounts on a quarterly basis.

        For Highest Daily Lifetime Income, Highest Daily Lifetime Income with Lifetime Income Accelerator, Spousal Highest Daily Lifetime Income, Highest Daily Lifetime Six Plus, Highest Daily Lifetime Six Plus with Lifetime Income Accelerator, Spousal Highest Daily Lifetime Six Plus, and Spousal Highest Daily Lifetime Six Plus with Beneficiary Income Option, Highest Daily Lifetime Seven Plus, Highest Daily Lifetime Seven Plus with Beneficiary Income Option, Highest Daily Lifetime Seven Plus with Lifetime Income Accelerator, and Spousal Highest Daily Lifetime Seven Plus, the Optional Benefit Fee is assessed against the greater of the unadjusted account value or the Protected Withdrawal Value and is deducted pro rata from the Subaccounts on a quarterly basis.

        An annual Maintenance Fee is charged if purchase payments or account is less than a stated amount (varies by product and may vary by State).

                                      A75

NOTE 8: OTHER

        Contract owner net payments--represent contract owner contributions under the Variable Annuity Policies reduced by applicable deductions, charges, and state premium taxes.

        Annuity payments--represent periodic payments distributed under the terms of the policy.

        Surrenders, withdrawals, and death benefits--are payments to contract owners and beneficiaries made under the terms of the Variable Annuity Policies, and amounts that contract owners have requested to be withdrawn or paid to them.

        Net transfers between other subaccounts or fixed rate options--are amounts that contract owners have directed to be moved among subaccounts, including permitted transfers to and from the Guaranteed Interest Account and Market Value Adjustment.

        Withdrawals and other charges--are various contract level charges as described in contract charges and features section located above.

                                      A76

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Contract Owners of
Pruco Life Flexible Premium Variable Annuity Account and the Board of Directors of Pruco Life Insurance Company

       In our opinion, the accompanying statements of net assets and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of each of the subaccounts listed in Note 1 of the Pruco Life Flexible Premium Variable Annuity Account at December 31, 2011, and the results of each of their operations and the changes in each of their net assets for each of the periods presented, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the management of Pruco Life Insurance Company. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of investments at December 31, 2011 by correspondence with the transfer agents of the investee mutual funds, provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
New York, New York
April 12, 2012

                                      A77

                         PRUCO LIFE INSURANCE COMPANY
                     Consolidated Financial Statements and
            Report of Independent Registered Public Accounting Firm

                          December 31, 2011 and 2010

                         PRUCO LIFE INSURANCE COMPANY

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

 Financial Statements                                                   Page #
 --------------------                                                   ------

 Management's Annual Report on Internal Control Over Financial
   Reporting                                                              B-2

 Consolidated Financial Statements:

 Consolidated Statements of Financial Position--December 31, 2011 and
   2010                                                                   B-3

 Consolidated Statements of Operations and Comprehensive Income
 Years ended December 31, 2011, 2010 and 2009                             B-4

 Consolidated Statements of Stockholder's Equity
 Years ended December 31, 2011, 2010 and 2009                             B-5

 Consolidated Statements of Cash Flows
 Years ended December 31, 2011, 2010 and 2009                             B-6

 Notes to Consolidated Financial Statements                               B-8

 Report of Independent Registered Public Accounting Firm                 B-83

    Management's Annual Report on Internal Control Over Financial Reporting

Management of Pruco Life Insurance Company ("the Company") is responsible for establishing and maintaining adequate internal control over financial reporting. Management conducted an assessment of the effectiveness, as of December 31, 2011, of the Company's internal control over financial reporting, based on the framework established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission
(COSO). Based on our assessment under that framework, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2011.

Our internal control over financial reporting is a process designed by or under the supervision of our principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

This Annual Report does not include an attestation report of the Company's registered public accounting firm, PricewaterhouseCoopers LLP, regarding internal control over financial reporting. Internal controls over Financial Reporting were not subject to attestation by the Company's registered public accounting firm pursuant to final rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this Annual Report.

In conjunction with the restatement of these financial statements discussed in Notes 1 and 2, Management has reassessed the Company's internal contracts over financial reporting and concluded that the Company's internal control over financial reporting was effective at December 31, 2011.

March 9, 2012 except for the reassessment related to the restatement of these financial statements, as to which the date is July 20, 2012

Pruco Life Insurance Company

Consolidated Statements of Financial Position
As of December 31, 2011 and December 31, 2010 (in thousands, except share amounts)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                                                                                December 31, December 31,
                                                                                                    2011         2010
                                                                                                ------------ ------------
ASSETS
Fixed maturities, available for sale, at fair value (amortized cost: 2011 - $5,151,406; 2010 -
 $5,701,829)                                                                                    $ 5,544,124  $ 6,042,303
Equity securities, available for sale, at fair value (cost: 2011 - $9,627; 2010 - $17,964)            8,269       19,407
Trading account assets, at fair value                                                                25,843       22,705
Policy loans                                                                                      1,050,878    1,061,607
Short-term investments                                                                              283,281      246,904
Commercial mortgage and other loans                                                               1,406,492    1,275,022
Other long-term investments                                                                         268,486      131,994
                                                                                                -----------  -----------
  Total investments                                                                               8,587,373    8,799,942
Cash and cash equivalents                                                                           287,423      364,999
Deferred policy acquisition costs                                                                 2,545,600    2,693,689
Accrued investment income                                                                            86,020       92,806
Reinsurance recoverables                                                                          5,729,116    2,727,161
Receivables from parents and affiliates                                                             195,543      249,339
Deferred sales inducements                                                                          542,742      537,943
Income taxes receivable                                                                              76,066            -
Other assets                                                                                         44,555       53,375
Separate account assets                                                                          58,156,771   43,269,091
                                                                                                -----------  -----------
Total Assets                                                                                     76,251,209   58,788,345
                                                                                                ===========  ===========

LIABILITIES AND EQUITY
LIABILITIES
Policyholders' account balances                                                                   7,811,674    7,511,987
Future policy benefits and other policyholder liabilities                                         5,294,308    3,327,549
Cash collateral for loaned securities                                                               153,651       76,574
Securities sold under agreements to repurchase                                                       40,491        2,957
Income taxes payable                                                                                      -      307,778
Short-term debt to affiliates                                                                       129,000            -
Long-term debt to affiliates                                                                      1,172,000      895,000
Payables to parent and affiliates                                                                     3,377       41,910
Other liabilities                                                                                   694,497      475,489
Separate account liabilities                                                                     58,156,771   43,269,091
                                                                                                -----------  -----------
Total Liabilities                                                                                73,455,769   55,908,335
                                                                                                -----------  -----------

COMMITMENTS AND CONTINGENT LIABILITIES (See Note 12)

EQUITY
Common stock, ($10 par value;
  1,000,000 shares, authorized;
  250,000 shares, issued and outstanding)                                                             2,500        2,500

Additional paid-in capital                                                                          836,021      792,226

Retained earnings                                                                                 1,743,291    1,902,185

Accumulated other comprehensive income                                                              213,628      183,099
                                                                                                -----------  -----------
Total Equity                                                                                      2,795,440    2,880,010
                                                                                                -----------  -----------
TOTAL LIABILITIES AND EQUITY                                                                    $76,251,209  $58,788,345
                                                                                                ===========  ===========

                See Notes to Consolidated Financial Statements

Pruco Life Insurance Company

Consolidated Statements of Operations and Comprehensive Income (Loss)
Years Ended December 31, 2011, 2010 and 2009 (in thousands)
--------------------------------------------------------------------------------

                                                                                          2011        2010        2009
                                                                                       ----------  ----------  ---------
REVENUES

Premiums                                                                               $   72,787  $   66,392  $  71,593
Policy charges and fee income                                                           1,109,495     591,047    652,034
Net investment income                                                                     439,950     438,244    406,040
Asset administration fees                                                                 203,508      81,358     34,004
Other income                                                                               43,861      51,319     45,841
Realized investment gains (losses), net:
  Other-than-temporary impairments on fixed maturity securities                           (71,348)   (120,637)   (97,552)
  Other-than-temporary impairments on fixed maturity securities transferred to other
   comprehensive income                                                                    62,379     108,826     65,656
  Other realized investment gains (losses), net                                           271,052     122,445   (437,288)
                                                                                       ----------  ----------  ---------
    Total realized investment gains (losses), net                                         262,083     110,634   (469,184)
                                                                                       ----------  ----------  ---------
Total Revenues                                                                          2,131,684   1,338,994    740,328
                                                                                       ----------  ----------  ---------
BENEFITS AND EXPENSES

Policyholders' benefits                                                                   312,211        (891)   160,333
Interest credited to policyholders' account balances                                      502,585     250,517    271,379
Amortization of deferred policy acquisition costs                                         973,203      66,428    230,208
General, administrative and other expenses                                                697,884     505,956    333,340
                                                                                       ----------  ----------  ---------
Total Benefits and Expenses                                                             2,485,883     822,010    995,260
                                                                                       ----------  ----------  ---------
INCOME (LOSS) FROM OPERATIONS BEFORE INCOME TAXES                                        (354,199)    516,984   (254,932)
                                                                                       ----------  ----------  ---------

Income taxes
  Current                                                                                  42,474     157,318     93,658
  Deferred                                                                               (263,930)    (29,219)  (248,231)
                                                                                       ----------  ----------  ---------

Income tax expense (benefit)                                                             (221,456)    128,099   (154,573)
                                                                                       ----------  ----------  ---------
NET INCOME (LOSS)                                                                      $ (132,743) $  388,885  $(100,359)
                                                                                       ==========  ==========  =========
Other comprehensive income (loss), before tax:
  Foreign currency translation adjustments                                                   (178)       (195)       349
    Unrealized investment gains (losses) for the period                                   122,946      97,392    357,688
    Reclassification adjustment for (gains) losses included in net income                 (75,822)     46,532     34,650
                                                                                       ----------  ----------  ---------
  Net unrealized investment gains (losses)                                                 47,124     143,924    392,338
                                                                                       ----------  ----------  ---------
Other comprehensive income (loss), before tax:                                             46,946     143,729    392,687
  Less: Income tax expense (benefit) related to items of other comprehensive
   income                                                                                  16,417      50,137    135,293
  Impact of adoption of new guidance for other-than-temporary impairments of debt
   securities, net of taxes                                                                     -           -     19,536
                                                                                       ----------  ----------  ---------
Other comprehensive income (loss), net of tax:                                             30,529      93,592    276,930
                                                                                       ----------  ----------  ---------
COMPREHENSIVE INCOME (LOSS)                                                            $ (102,214) $  482,477  $ 176,571
                                                                                       ==========  ==========  =========

                See Notes to Consolidated Financial Statements

Pruco Life Insurance Company

Consolidated Statements of Stockholder's Equity
Years Ended December 31, 2011, 2010 and 2009 (in thousands)
--------------------------------------------------------------------------------


                                                                                        Accumulated
                                                                Additional                 Other
                                                         Common  Paid-in    Retained   Comprehensive   Total
                                                         Stock   Capital    Earnings   Income (Loss)   Equity
                                                         ------ ---------- ----------  ------------- ----------
Balance, December 31, 2008                               $2,500  $815,664  $2,046,712    $(137,135)  $2,727,741

Cumulative effect of adoption of accounting principle                        (352,589)     (30,752)    (383,341)
Contributed Capital                                           -    13,194           -                    13,194
Impact of adoption of new guidance for other-than-
 temporary impairments of debt securities, net of taxes       -         -      19,536      (19,536)           -
Comprehensive income:
  Net income (loss)                                           -         -    (100,359)           -     (100,359)
  Other comprehensive income (loss), net of tax               -         -           -      276,930      276,930
                                                                                                     ----------
Total comprehensive income                                                                              176,571
                                                         ------  --------  ----------    ---------   ----------
Balance, December 31, 2009                               $2,500  $828,858  $1,613,300    $  89,507   $2,534,165

Contributed Capital                                           -        10           -            -           10
Affiliated Asset Transfers                                    -   (36,642)          -            -      (36,642)
Dividend to Parent                                            -         -    (100,000)           -     (100,000)
Comprehensive income:
  Net income                                                  -         -     388,885                   388,885
  Other comprehensive income (loss), net of tax               -         -           -       93,592       93,592
                                                         ------  --------  ----------    ---------   ----------
Total comprehensive income                                                                              482,477
                                                         ------  --------  ----------    ---------   ----------
Balance, December 31, 2010                               $2,500  $792,226  $1,902,185    $ 183,099   $2,880,010

Contributed Capital- Parent/Child Asset Transfers             -     3,543           -            -        3,543
Affiliated Asset Transfers                                    -    40,252     (26,151)           -       14,101
Comprehensive income:
  Net income (loss)                                           -         -    (132,743)           -     (132,743)
  Other comprehensive income (loss), net of tax               -         -           -       30,529       30,529
                                                                                                     ----------
Total comprehensive income                                                                             (102,214)
                                                         ------  --------  ----------    ---------   ----------
Balance, December 31, 2011                               $2,500  $836,021  $1,743,291    $ 213,628   $2,795,440
                                                         ======  ========  ==========    =========   ==========

                See Notes to Consolidated Financial Statements

Pruco Life Insurance Company

Consolidated Statements of Cash Flows
Years Ended December 31, 2011, 2010 and 2009 (in thousands)
--------------------------------------------------------------------------------

                                                                                                   2011
                                                                                                 Restated       2010
                                                                                               -----------  -----------
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES:
Net income (loss)                                                                              $  (132,743) $   388,885
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
  Policy charges and fee income                                                                   (127,683)    (204,264)
  Interest credited to policyholders' account balances                                             502,585      250,517
  Realized investment (gains) losses, net                                                         (262,083)    (110,634)
  Amortization and other non-cash items                                                            (68,098)     (20,870)
  Change in:
   Future policy benefits and other insurance liabilities                                          870,582      728,898
   Reinsurance recoverables                                                                       (798,474)    (819,599)
   Accrued investment income                                                                         6,785       (2,686)
   Receivables from parent and affiliates                                                           46,595      (37,402)
   Payables to parent and affiliates                                                               (48,064)       7,754
   Deferred policy acquisition costs                                                              (123,100)    (839,806)
   Income taxes payable                                                                           (412,217)     (56,052)
   Deferred sales inducements                                                                     (289,642)    (246,006)
   Other, net                                                                                      160,375      (34,532)
                                                                                               -----------  -----------
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES                                                 $  (675,182) $  (995,797)
                                                                                               -----------  -----------
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES:
  Proceeds from the sale/maturity/prepayment of:
   Fixed maturities, available for sale                                                        $ 1,069,922  $ 1,843,933
   Short-term investments                                                                        1,167,039    1,069,535
   Policy loans                                                                                    122,721      115,225
   Commercial mortgage and other loans                                                              82,098       64,520
   Other long-term investments                                                                      10,612       24,443
   Equity securities, available for sale                                                            10,355       15,978
   Trading account assets, at fair value                                                             5,174        4,527
  Payments for the purchase/origination of:                                                              -            -
   Fixed maturities, available for sale                                                         (1,135,456)  (1,846,086)
   Short-term investments                                                                       (1,203,342)  (1,143,338)
   Policy loans                                                                                   (102,230)    (119,752)
   Commercial mortgage and other loans                                                            (204,951)    (305,789)
   Other long-term investments                                                                     (70,641)     (62,979)
   Equity securities, available for sale                                                            (8,528)      (6,777)
   Trading account assets, at fair value                                                                 -            -
  Notes receivable from parent and affiliates, net                                                   6,842       55,863
  Other                                                                                              2,757        4,852
                                                                                               -----------  -----------
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES                                                 $  (247,628) $  (285,845)
                                                                                               -----------  -----------
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:
  Policyholders' account deposits                                                              $ 3,044,607  $ 3,092,710
  Ceded policyholders' account deposits                                                           (117,916)           -
  Policyholders' account withdrawals                                                            (2,555,035)  (2,328,806)
  Ceded policyholders' account withdrawals                                                           8,824            -
  Net change in securities sold under agreement to repurchase and cash collateral for loaned
   securities                                                                                      114,612     (128,177)
  Dividend to parent                                                                                     -     (100,000)
  Contributed capital (including parent/child asset transfer)                                        3,543           10
  Net change in financing arrangements (maturities 90 days or less)                                 69,599       72,793
  Net change in long-term borrowing                                                                277,000      895,000
                                                                                               -----------  -----------
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES                                                 $   845,234  $ 1,503,530
                                                                                               -----------  -----------
  Net increase (decrease) in cash and cash equivalents                                             (77,576)     221,888
  Cash and cash equivalents, beginning of year                                                     364,999      143,111
                                                                                               -----------  -----------
CASH AND CASH EQUIVALENTS, END OF YEAR                                                         $   287,423  $   364,999
                                                                                               ===========  ===========
SUPPLEMENTAL CASH FLOW INFORMATION
  Income taxes (refunded) paid                                                                 $   166,606  $   185,220
  Interest paid                                                                                $    33,104  $     3,212

                                                                                                   2009
                                                                                               -----------
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES:
Net income (loss)                                                                              $  (100,359)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
  Policy charges and fee income                                                                   (265,669)
  Interest credited to policyholders' account balances                                             271,379
  Realized investment (gains) losses, net                                                          469,184
  Amortization and other non-cash items                                                            (10,451)
  Change in:
   Future policy benefits and other insurance liabilities                                          475,721
   Reinsurance recoverables                                                                       (533,781)
   Accrued investment income                                                                       (10,959)
   Receivables from parent and affiliates                                                           94,287
   Payables to parent and affiliates                                                               (41,496)
   Deferred policy acquisition costs                                                              (199,050)
   Income taxes payable                                                                            (86,464)
   Deferred sales inducements                                                                      (94,526)
   Other, net                                                                                      (16,104)
                                                                                               -----------
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES                                                 $   (48,288)
                                                                                               -----------
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES:
  Proceeds from the sale/maturity/prepayment of:
   Fixed maturities, available for sale                                                        $ 1,673,613
   Short-term investments                                                                          775,481
   Policy loans                                                                                    150,744
   Commercial mortgage and other loans                                                              46,286
   Other long-term investments                                                                       1,761
   Equity securities, available for sale                                                            19,541
   Trading account assets, at fair value                                                                 5
  Payments for the purchase/origination of:                                                              -
   Fixed maturities, available for sale                                                         (2,443,789)
   Short-term investments                                                                         (872,256)
   Policy loans                                                                                   (117,727)
   Commercial mortgage and other loans                                                            (230,550)
   Other long-term investments                                                                      (7,253)
   Equity securities, available for sale                                                           (19,636)
   Trading account assets, at fair value                                                           (13,301)
  Notes receivable from parent and affiliates, net                                                (143,419)
  Other                                                                                              7,817
                                                                                               -----------
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES                                                 $(1,172,683)
                                                                                               -----------
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:
  Policyholders' account deposits                                                              $ 1,937,462
  Ceded policyholders' account deposits                                                                  -
  Policyholders' account withdrawals                                                            (1,223,565)
  Ceded policyholders' account withdrawals                                                               -
  Net change in securities sold under agreement to repurchase and cash collateral for loaned
   securities                                                                                       53,994
  Dividend to parent                                                                                     -
  Contributed capital (including parent/child asset transfer)                                            -
  Net change in financing arrangements (maturities 90 days or less)                                  1,146
  Net change in long-term borrowing                                                                      -
                                                                                               -----------
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES                                                 $   769,037
                                                                                               -----------
  Net increase (decrease) in cash and cash equivalents                                            (451,934)
  Cash and cash equivalents, beginning of year                                                     595,045
                                                                                               -----------
CASH AND CASH EQUIVALENTS, END OF YEAR                                                         $   143,111
                                                                                               ===========
SUPPLEMENTAL CASH FLOW INFORMATION
  Income taxes (refunded) paid                                                                 $   (68,108)
  Interest paid                                                                                $         8

                See Notes to Consolidated Financial Statements

Significant Non Cash Transactions

Cash Flows from Investing Activities in the 2011 Consolidated Statement of Cash Flows excludes $313 million of increases in fixed maturities, available for sale related to a non-cash transfer of assets to the Company. These assets were received as consideration of premium due to the Company for the recapture of policies issued prior to January 1, 2011 previously reinsured by UPARC, an affiliate (See Note 13).

Cash Flows from Investing Activities in the 2011 Consolidated Statement of Cash Flows also excludes $1,054 million of decreases in fixed maturities available for sale related to the coinsurance transaction with PAR U, an affiliate (See
Note 13). The assets transferred included $1,009 million of consideration for the initial premium due under the coinsurance agreement with this affiliate and $45 million to Prudential Insurance, the Company's parent company, to settle tax expenses arising from this coinsurance transaction.

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

1. BUSINESS AND BASIS OF PRESENTATION

Pruco Life Insurance Company, or the "Company," is a wholly owned subsidiary of The Prudential Insurance Company of America, or "Prudential Insurance," which in turn is an indirect wholly owned subsidiary of Prudential Financial, Inc., or "Prudential Financial." Pruco Life Insurance Company was organized in 1971 under the laws of the State of Arizona. It is licensed to sell life insurance and annuities in the District of Columbia, Guam, and in all States except New York.

The Company has three subsidiaries, including one wholly owned life insurance subsidiary, Pruco Life Insurance Company of New Jersey, or "PLNJ," and two subsidiaries formed in 2009 for the purpose of holding certain commercial loan investments. Pruco Life Insurance Company and its subsidiaries are together referred to as the Company and all financial information is shown on a consolidated basis. Two additional subsidiaries formerly owned by the Company for the purpose of acquiring fixed income investments were liquidated in 2009.

PLNJ is a stock life insurance company organized in 1982 under the laws of the state of New Jersey. It is licensed to sell life insurance and annuities only in New Jersey and New York.

Beginning in March 2010, Prudential Annuities Life Assurance Corporation ("PALAC"), an affiliate of the Company, ceased offering its existing variable annuity products (and where offered, the companion market value adjustment option) to new investors upon the launch of a new product in the Company. In general, the new product line offers the same optional living benefits and optional death benefits as offered by PALAC's existing variable annuities. However, subject to applicable contractual provisions and administrative rules, PALAC will continue to accept subsequent purchase payments on in force contracts under existing annuity products. These initiatives were implemented to create operational and administrative efficiencies by offering a single product line of annuity products from a more limited group of legal entities. In addition, by limiting its variable annuity offerings to a single product line sold through one insurer (and its affiliate, for New York sales), the Prudential Annuities business unit of Prudential Financial expects to convey a more focused, cohesive image in the marketplace.

Basis of Presentation
The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America, or "U.S. GAAP." The Company has extensive transactions and relationships with Prudential Insurance and other affiliates, (as more fully described in Note 13. Due to these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The most significant estimates include those used in determining deferred policy acquisition costs and related amortization; amortization of deferred sales inducements; future policy benefits including guarantees; valuation of investments including derivatives and the recognition of other-than-temporary impairments; provision for income taxes and valuation of deferred tax assets; and reserves for contingent liabilities, including reserves for losses in connection with unresolved legal matters.

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

1. BUSINESS AND BASIS OF PRESENTATION (continued)


Reclassifications
Certain amounts in prior periods have been reclassified to conform to the current period presentation.

Restatement of Consolidated Statement of Cash Flows
The Company has restated the Consolidated Statement of Cash Flows for the year ended December 31, 2011 included in the Company's 2011 Annual Report on Form 10-K. While the restatement affects the subtotals of cash flows from operating, investing and financing activities, it has no impact on the net increase (decrease) in cash and cash equivalents for the previously reported period. The restatement also has no impact on the Company's Consolidated Statements of Financial Position, Consolidated Statements of Operations or Consolidated Statements of Stockholder's Equity as of the end of or for any previously reported period.

The restatement primarily corrects the presentation of the settlements of certain reinsurance transactions between the Company and its affiliates that occurred during the quarter ended December 31, 2011. The settlements were made by transferring fixed maturity securities, however, the Consolidated Statement of Cash Flows for the year ended December 31, 2011 reflected these settlements as if they were made with cash. The correct presentation is to exclude these non-cash transactions from the Consolidated Statement of Cash Flows and disclose them in the Consolidated Financial Statements. Primarily as a result of the incorrect presentation of these non-cash transactions, Cash Flows used in Operating Activities was overstated by $768.2 million, Cash Flows from Investing Activities was overstated by $635.1 million and Cash Flows from Financing Activities was overstated by $133.1 million. These transactions are fully described in Note 13.

For further detail on the 2011 Consolidated Statement of Cash Flows, as reported and as restated, refer to Note 2.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investments and Investment Related Liabilities
The Company's investments in debt and equity securities include fixed maturities; trading account assets; equity securities; and short-term investments. The accounting policies related to these, as well as commercial mortgage and other loans, are as follows:

Fixed maturities are comprised of bonds, notes and redeemable preferred stock. Fixed maturities classified as "available for sale" are carried at fair value. See Note 10 for additional information regarding the determination of fair value. Interest income, as well as the related amortization of premium and accretion of discount, is included in "Net investment income" under the effective yield method. For mortgage-backed and asset-backed securities, the effective yield is based on estimated cash flows, including prepayment assumptions based on data from widely accepted third-party data sources or internal estimates. In addition to prepayment assumptions, cash flow estimates vary based on assumptions regarding the underlying collateral, including default rates and changes in value. These assumptions can significantly impact income recognition and the amount of other-than-temporary impairments recognized in earnings and other comprehensive income. For high credit quality mortgage-backed and asset-backed securities (those rated AA or above), cash flows are provided quarterly, and the amortized cost and effective yield of the security are adjusted as necessary to reflect historical prepayment experience and changes in estimated future prepayments. The adjustments to amortized cost are recorded as a charge or credit to net investment income in accordance with the retrospective method. For asset-backed and mortgage-backed securities rated below AA, the effective yield is adjusted prospectively for any changes in estimated cash flows. See the discussion below on realized investment gains and losses for a description of the accounting for impairments. Unrealized gains and losses on fixed maturities classified as "available for sale," net

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

of tax, and the effect on deferred policy acquisition costs, deferred sales inducements and future policy benefits that would result from the realization of unrealized gains and losses, are included in "Accumulated other comprehensive income (loss)."

Equity securities available for sale are comprised of common stock, and non-redeemable preferred stock and are carried at fair value. The associated unrealized gains and losses, net of tax, and the effect on deferred policy acquisition costs, deferred sales inducements and future policy benefits that would result from the realization of unrealized gains and losses, are included in "Accumulated other comprehensive income (loss)." The cost of equity securities is written down to fair value when a decline in value is considered to be other-than-temporary. See the discussion below on realized investment gains and losses for a description of the accounting for impairments. Dividends from these investments are recognized in "Net investment income" when declared.

Trading account assets, at fair value, consist primarily of asset-backed securities, commercial mortgage-backed securities and perpetual preferred stock whose fair values are determined consistent with similar instruments described above under "Fixed Maturity Securities." Realized and unrealized gains and losses for these investments are reported in "Other income." Interest and dividend income from these investments is reported in "Net investment income."

Commercial mortgage and other loans consist of commercial mortgage loans and agricultural loans. Commercial mortgage loans are broken down by class which is based on property type (industrial properties, retail, office, multi-family/apartment, hospitality, and other). Commercial mortgage and other loans originated and held for investment are generally carried at unpaid principal balance, net of unamortized deferred loan origination fees and expenses and net of an allowance for losses. Commercial mortgage and other loans acquired, including those related to the acquisition of a business, are recorded at fair value when purchased, reflecting any premiums or discounts to unpaid principal balances.

Interest income, as well as prepayment fees and the amortization of the related premiums or discounts, related to commercial mortgage and other loans, are included in "Net investment income."

Impaired loans include those loans for which it is probable that amounts due according to the contractual terms of the loan agreement will not all be collected. The Company defines "past due" as principal or interest not collected at least 30 days past the scheduled contractual due date. Interest received on loans that are past due, including impaired and non-impaired loans as well as loans that were previously modified in a troubled debt restructuring, is either applied against the principal or reported as net investment income based on the Company's assessment as to the collectability of the principal. See Note 3 for additional information about the Company's past due loans.

The Company discontinues accruing interest on loans after the loans become 90 days delinquent as to principal or interest payments, or earlier when the Company has doubts about collectability. When the Company discontinues accruing interest on a loan, any accrued but uncollectible interest on the loan and other loans backed by the same collateral, if any, is charged to interest income in the same period. Generally, a loan is restored to accrual status only after all delinquent interest and principal are brought current and, in the case of loans where the payment of interest has been interrupted for a substantial period, or the loan has been modified, a regular payment performance has been established.

The Company reviews the performance and credit quality of the commercial mortgage loan and agricultural loan portfolios on an on-going basis. Loans are placed on watch list status based on a predefined set of criteria and are

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

assigned one of three categories. Loans are placed on "early warning" status in cases where, based on the Company's analysis of the loan's collateral, the financial situation of the borrower or tenants or other market factors, it is believed a loss of principal or interest could occur. Loans are classified as "closely monitored" when it is determined that there is a collateral deficiency or other credit events that may lead to a potential loss of principal or interest. Loans "not in good standing" are those loans where the Company has concluded that there is a high probability of loss of principal, such as when the loan is delinquent or in the process of foreclosure. As described below, in determining the allowance for losses, the Company evaluates each loan on the watch list to determine if it is probable that amounts due according to the contractual terms of the loan agreement will not be collected.

Loan-to-value and debt service coverage ratios are measures commonly used to assess the quality of commercial mortgage loans. The loan-to-value ratio compares the amount of the loan to the fair value of the underlying property collateralizing the loan, and is commonly expressed as a percentage. Loan-to-value ratios greater than 100% indicate that the loan amount exceeds the collateral value. A smaller loan-to-value ratio indicates a greater excess of collateral value over the loan amount. The debt service coverage ratio compares a property's net operating income to its debt service payments. Debt service coverage ratios less than 1.0 times indicate that property operations do not generate enough income to cover the loan's current debt payments. A larger debt service coverage ratio indicates a greater excess of net operating income over the debt service payments. The values utilized in calculating these ratios are developed as part of the Company's periodic review of the commercial mortgage loan and agricultural loan portfolio, which includes an internal appraisal of the underlying collateral value. The Company's periodic review also includes a quality re-rating process, whereby the internal quality rating originally assigned at underwriting is updated based on current loan, property and market information using a proprietary quality rating system. The loan-to-value ratio is the most significant of several inputs used to establish the internal credit rating of a loan which in turn drives the allowance for losses. Other key factors considered in determining the internal credit rating include debt service coverage ratios, amortization, loan term, estimated market value growth rate and volatility for the property type and region. See Note 3 for additional information related to the loan-to-value ratios and debt service coverage ratios related to the Company's commercial mortgage and agricultural loan portfolios.

The allowance for loan losses includes a loan specific reserve for each impaired loan that has a specifically identified loss and a portfolio reserve for probable incurred but not specifically identified losses. For impaired commercial mortgage loans and agricultural loans, the allowances for losses are determined based on the present value of expected future cash flows discounted at the loan's effective interest rate, or based upon the fair value of the collateral if the loan is collateral dependent. The portfolio reserves for probable incurred but not specifically identified losses in the commercial mortgage and agricultural loan portfolio segments considers the current credit composition of the portfolio based on an internal quality rating, (as described above). The portfolio reserves are determined using past loan experience, including historical credit migration, loss probability and loss severity factors by property type. These factors are reviewed each quarter and updated as appropriate.

The allowance for losses on commercial mortgage loans and agricultural loans can increase or decrease from period to period based on the factors noted above. "Realized investment gains (losses), net" includes changes in the allowance for losses. "Realized investment gains (losses), net" also includes gains and losses on sales, certain restructurings, and foreclosures.

When a commercial mortgage or other loan is deemed to be uncollectible, any specific valuation allowance associated with the loan is reversed and a direct write down to the carrying amount of the loan is made. The carrying amount of the loan is not adjusted for subsequent recoveries in value.

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)


Policy loans are carried at unpaid principal balances. Interest income on policy loans is recognized in "Net investment income" at the contract interest rate when earned.

Securities repurchase and resale agreements and securities loaned transactions are used to earn spread income, to borrow funds, or to facilitate trading activity. Securities repurchase and resale agreements are generally short term in nature, and therefore, the carrying amounts of these instruments approximate fair value. As part of securities repurchase agreements or securities loan transactions the Company transfers U.S. government and government agency securities and receives cash as collateral. As part of securities resale agreements, the Company transfers cash as collateral and receives U.S. government securities. For securities repurchase agreements and securities loaned transactions used to earn spread income, the cash received is typically invested in cash equivalents, short term investments or fixed maturities.

Securities repurchase and resale agreements that satisfy certain criteria are treated as collateralized financing arrangements. These agreements are carried at the amounts at which the securities will be subsequently resold or reacquired, as specified in the respective agreements. For securities purchased under agreements to resell, the Company's policy is to take possession or control of the securities and to value the securities daily. Securities to be resold are the same, or substantially the same, as the securities received. For securities sold under agreements to repurchase, the market value of the securities to be repurchased is monitored, and additional collateral is obtained where appropriate, to protect against credit exposure. Securities to be repurchased are the same, or substantially the same as those sold. Income and expenses related to these transactions executed within the insurance subsidiary used to earn spread income are reported as "Net investment income," however, for transactions used to borrow funds, the associated borrowing cost is reported as interest expense (included in "General, administrative and other expenses").

Securities loaned transactions are treated as financing arrangements and are recorded at the amount of cash received. The Company obtains collateral in an amount equal to 102% and 105% of the fair value of the domestic and foreign securities, respectively. The Company monitors the market value of the securities loaned on a daily basis with additional collateral obtained as necessary. Substantially all of the Company's securities loaned transactions are with large brokerage firms. Income and expenses associated with securities loaned transactions used to earn spread income are generally reported as "Net investment income;" however, for securities loaned transactions used for funding purposes the associated rebate is reported as interest expense (included in "General, administrative and other expenses").

Other long-term investments consist of the derivatives, the Company's investments in joint ventures and limited partnerships in which the Company does not exercise control, as well as investments in the Company's own separate accounts, which are carried at fair value, and investment real estate. Joint venture and partnership interests are generally accounted for using the equity method of accounting, except in instances in which the Company's interest is so minor that it exercises virtually no influence over operating and financial policies. In such instances, the Company applies the cost method of accounting. The Company's share of net income from investments in joint ventures and partnerships is generally included in "Net investment income."

"Short-term investments" primarily consist of highly liquid debt instruments with a maturity of greater than three months and less than twelve months when purchased. These investments are generally carried at fair value and include certain money market investments, short-term debt securities issued by government sponsored entities and other highly liquid debt instruments.

Realized investment gains (losses) are computed using the specific identification method. Realized investment gains and losses are generated from numerous sources, including the sale of fixed maturity securities, equity

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

securities, investments in joint ventures and limited partnerships and other types of investments, as well as adjustments to the cost basis of investments for net other-than-temporary impairments recognized in earnings. Realized investment gains and losses are also generated from prepayment premiums received on private fixed maturity securities, allowance for losses on commercial mortgage and other loans and fair value changes on embedded derivatives and free-standing derivatives that do not qualify for hedge accounting treatment.

The Company's available-for-sale securities with unrealized losses are reviewed quarterly to identify other-than-temporary impairments in value. In evaluating whether a decline in value is other-than-temporary, the Company considers several factors including, but not limited to the following: (1) the extent and the duration of the decline; (2) the reasons for the decline in value (credit event, currency or interest-rate related, including general credit spread widening); and (3) the financial condition of and near-term prospects of the issuer. With regard to available-for-sale equity securities, the Company also considers the ability and intent to hold the investment for a period of time to allow for a recovery of value. When it is determined that a decline in value of an equity security is other-than-temporary, the carrying value of the equity security is reduced to its fair value, with a corresponding charge to earnings.

Under the authoritative guidance for the recognition and presentation of other-than-temporary impairments for debt securities, an other-than-temporary impairment must be recognized in earnings for a debt security in an unrealized loss position when an entity either (a) has the intent to sell the debt security or (b) more likely than not will be required to sell the debt security before its anticipated recovery. For all debt securities in unrealized loss positions that do not meet either of these two criteria, the guidance requires that the Company analyze its ability to recover the amortized cost by comparing the net present value of projected future cash flows with the amortized cost of the security. The net present value is calculated by discounting the Company's best estimate of projected future cash flows at the effective interest rate implicit in the debt security prior to impairment. The Company may use the estimated fair value of collateral as a proxy for the net present value if it believes that the security is dependent on the liquidation of collateral for recovery of its investment. If the net present value is less than the amortized cost of the investment, an other-than-temporary impairment is recognized.

Under the authoritative guidance for the recognition and presentation of other-than-temporary impairments, when an other-than-temporary impairment of a debt security has occurred, the amount of the other-than-temporary impairment recognized in earnings depends on whether the Company intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis. If the debt security meets either of these two criteria, the other-than-temporary impairment recognized in earnings is equal to the entire difference between the security's amortized cost basis and its fair value at the impairment measurement date. For other-than-temporary impairments of debt securities that do not meet these criteria, the net amount recognized in earnings is equal to the difference between the amortized cost of the debt security and its net present value calculated as described above. Any difference between the fair value and the net present value of the debt security at the impairment measurement date is recorded in "Other comprehensive income (loss)." Unrealized gains or losses on securities for which an other-than-temporary impairment has been recognized in earnings is tracked as a separate component of "Accumulated other comprehensive income (loss)."

For debt securities, the split between the amount of an other-than-temporary impairment recognized in other comprehensive income and the net amount recognized in earnings is driven principally by assumptions regarding the amount and timing of projected cash flows. For mortgage-backed and asset-backed securities, cash flow estimates consider the payment terms of the underlying assets backing a particular security, including prepayment assumptions, and are based on data from widely accepted third-party data sources or internal estimates. In addition to prepayment assumptions, cash flow estimates include assumptions regarding the

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

underlying collateral including default rates and recoveries, which vary based on the asset type and geographic location, as well as the vintage year of the security. For structured securities, the payment priority within the tranche structure is also considered. For all other debt securities, cash flow estimates are driven by assumptions regarding probability of default and estimates regarding timing and amount of recoveries associated with a default. The Company has developed these estimates using information based on its historical experience as well as using market observable data, such as industry analyst reports and forecasts, sector credit ratings and other data relevant to the collectability of a security, such as the general payment terms of the security and the security's position within the capital structure of the issuer.

The new cost basis of an impaired security is not adjusted for subsequent increases in estimated fair value. In periods subsequent to the recognition of an other-than-temporary impairment, the impaired security is accounted for as if it had been purchased on the measurement date of the impairment. For debt securities, the discount (or reduced premium) based on the new cost basis may be accreted into net investment income in future periods, including increases in cash flow on a prospective basis. In certain cases where there are decreased cash flow expectations, the security is reviewed for further cash flow impairments.

Cash and Cash Equivalents
Cash and cash equivalents include cash on hand, amounts due from banks, certain money market investments, and other debt issues with maturities of three months or less when purchased. The Company also engages in overnight borrowing and lending of funds with Prudential Financial and affiliates which are considered cash and cash equivalents.

Deferred Policy Acquisition Costs
Costs that are directly related to the production of new insurance and annuity products are deferred to the extent such costs are deemed recoverable from future profits. Such deferred policy acquisition costs ("DAC") include incremental direct costs of contract acquisition with independent third parties or employees that are essential to the contract transaction, as well as the portion of employee compensation directly related to underwriting, policy issuance and processing, medical inspection, and contract selling for successfully negotiated contracts. See below under "Adoption of New Accounting Pronouncements" for a discussion of the new authoritative guidance retrospectively adopted effective January 1, 2012, which is reflected in the Consolidated Financial Statements. In each reporting period, capitalized DAC is amortized to "Amortization of deferred policy acquisition costs," net of the accrual of imputed interest on DAC balances. DAC is subject to recoverability testing at the end of each reporting period to ensure that the capitalized amounts do not exceed the present value of anticipated gross profits or premiums less benefits and maintenance expenses, as applicable. DAC, for applicable products, is adjusted for the impact of unrealized gains or losses on investments as if these gains or losses had been realized, with corresponding credits or charges included in "Accumulated other comprehensive income (loss)."

Policy acquisition costs for interest sensitive and variable life products and fixed and variable deferred annuity products are deferred and amortized over the expected life of the contracts (approximately 25 - 99 years) in proportion to gross profits arising principally from investment results, mortality and expense margins, and surrender charges, based on historical and anticipated future experience, which is updated periodically. The Company uses a reversion to the mean approach to derive the blended future rate of return assumptions. However, if the projected future rate of return calculated using this approach is greater than the maximum future rate of return assumption, the maximum future rate of return is utilized in deriving the blended future rate of return assumption. In addition to the gross profit components previously mentioned, the impact of the embedded derivatives associated with certain optional living benefit features of the Company's variable annuity contracts

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

and related hedging activities are also included in actual gross profits used as the basis for calculating current period amortization and, in certain instances, in management's estimate of total gross profits used for setting the amortization rate, regardless of which affiliated legal entity this activity occurs. In calculating gross profits, profits and losses related to contracts issued by the Company that are reported in affiliated legal entities other than the Company as a result of, for example, reinsurance agreements with those affiliated entities are also included. The Company is an indirect subsidiary of Prudential Financial (an SEC registrant) and has extensive transactions and relationships with other subsidiaries of Prudential Financial, including reinsurance agreements, as described in Note 13. Incorporating all product-related profits and losses in gross profits, including those that are reported in affiliated legal entities, produces a DAC amortization pattern representative of the total economics of the products. The effect of changes to estimated gross profits on unamortized deferred acquisition costs is reflected in "Amortization of deferred policy acquisition costs" in the period such estimated gross profits are revised. DAC related to non-participating traditional individual life insurance is amortized in proportion to gross premiums.

For some products, policyholders can elect to modify product benefits, features, rights or coverages by exchanging a contract for a new contract or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. These transactions are known as internal replacements. If policyholders surrender traditional life insurance policies in exchange for life insurance policies that do not have fixed and guaranteed terms, the Company immediately charges to expense the remaining unamortized DAC on the surrendered policies. For other internal replacement transactions, except those that involve the addition of a non-integrated contract feature that does not change the existing base contract, the unamortized DAC is immediately charged to expense if the terms of the new policies are not substantially similar to those of the former policies. If the new terms are substantially similar to those of the earlier policies, the DAC is retained with respect to the new policies and amortized over the expected life of the new policies.

Reinsurance recoverables
Reinsurance recoverables include corresponding payables and receivables associated with reinsurance arrangements with affiliates. For additional information about these arrangements see Note 13.

Separate Account Assets and Liabilities
Separate account assets are reported at fair value and represent segregated funds, which are invested for certain policyholders and other customers. The assets consist primarily of equity securities, fixed maturities, real estate related investments, real estate mortgage loans and short term investments and derivative instruments. The assets of each account are legally segregated and are generally not subject to claims that arise out of any other business of the Company. Investment risks associated with market value changes are borne by the customers, except to the extent of minimum guarantees made by the Company with respect to certain accounts. Separate account liabilities primarily represent the contractholder's account balance in separate account assets and to a lesser extent borrowings of the separate account, and will be equal and offsetting to total separate account assets. See Note 7 to the Consolidated Financial Statements for additional information regarding separate account arrangements with contractual guarantees. The investment income and realized investment gains or losses from separate accounts generally accrue to the policyholders and are not included in the Consolidated Statements of Operations. Mortality, policy administration and surrender charges assessed against the accounts are included in "Policy charges and fee income." Asset administration fees charged to the accounts are included in "Asset administration fees."

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)


Deferred sales inducements
The Company provides sales inducements to contractholders, which primarily reflect an up-front bonus added to the contractholder's initial deposit for certain annuity contracts. These costs are deferred and recognized in "Deferred sales inducements". They are amortized using the same methodology and assumptions used to amortize DAC. Sales inducements balances are subject to recoverability testing at the end of each reporting period to ensure that the capitalized amounts do not exceed the present value of anticipated gross profits. The Company records amortization of deferred sales inducements in "Interest credited to policyholders' account balances."

Other Assets and Other Liabilities
Other assets consist primarily of premiums due, certain restricted assets, and receivables resulting from sales of securities that had not yet settled at the balance sheet date. Other liabilities consist primarily of accrued expenses, technical overdrafts, derivatives, and payables resulting from purchases of securities that had not yet been settled at the balance sheet date.

Future Policy Benefits
The Company's liability for future policy benefits is primarily comprised of the present value of estimated future payments to or on behalf of policyholders, where the timing and amount of payment depends on policyholder mortality or morbidity, less the present value of future net premiums. For life insurance and annuity products, expected mortality and morbidity is generally based on the Company's historical experience or standard industry tables including a provision for the risk of adverse deviation on our term life products. Interest rate assumptions are based on factors such as market conditions and expected investment returns. Although mortality and morbidity and interest rate assumptions are "locked-in" upon the issuance of new insurance or annuity products with fixed and guaranteed terms, significant changes in experience or assumptions may require the Company to provide for expected future losses on a product by establishing premium deficiency reserves. Premium deficiency reserves, if required, are determined based on assumptions at the time the premium deficiency reserve is established and do not include a provision for the risk of adverse deviation. The Company's liability for future policy benefits also includes net liabilities for guarantee benefits related to certain nontraditional long-duration life and annuity contracts, which are discussed more fully in Note 7, and certain unearned revenues.

Policyholders' Account Balances
The Company's liability for policyholders' account balances represents the contract value that has accrued to the benefit of the policyholder as of the balance sheet date. This liability is generally equal to the accumulated account deposits, plus interest credited, less policyholders' withdrawals and other charges assessed against the account balance. These policyholders' account balances also include a provision for benefits under non-life contingent payout annuities and certain unearned revenues.

Contingent Liabilities
Amounts related to contingent liabilities are accrued if it is probable that a liability has been incurred and an amount is reasonably estimable. Management evaluates whether there are incremental legal or other costs directly associated with the ultimate resolution of the matter that are reasonably estimable and, if so, they are included in the accrual.

Insurance Revenue and Expense Recognition
Premiums from individual life products, other than interest-sensitive life contracts, are recognized when due. When premiums are due over a significantly shorter period than the period over which benefits are provided, any

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

gross premium in excess of the net premium (i.e., the portion of the gross premium required to provide for all expected future benefits and expenses) is deferred and recognized into revenue in a constant relationship to insurance in force. Benefits are recorded as an expense when they are incurred. A liability for future policy benefits is recorded when premiums are recognized using the net premium method.

Certain individual annuity contracts provide the holder a guarantee that the benefit received upon death or annuitization will be no less than a minimum prescribed amount. These benefits are accounted for as insurance contracts and are discussed in further detail in Note 7. The Company also provides contracts with certain living benefits which are accounted for as embedded derivatives. These contracts are discussed in further detail in Note 7.

Amounts received as payment for interest-sensitive contracts, are reported as deposits to "Policyholders' account balances." Revenues from these contracts are reflected in "Policy charges and fee income" consisting primarily of fees assessed during the period against the policyholders' account balances for mortality charges, policy administration charges and surrender charges. In addition to fees, the Company earns investment income from the investment of policyholders' deposits in the Company's general account portfolio. Fees assessed that represent compensation to the Company for services to be provided in future periods and certain other fees are deferred and amortized into revenue over the life of the related contracts in proportion to estimated gross profits. Benefits and expenses for these products include claims in excess of related account balances, expenses of contract administration, interest credited to policyholders' account balances and amortization of DAC. Premiums, benefits and expenses are stated net of reinsurance ceded to other companies. Estimated reinsurance recoverables and the cost of reinsurance are recognized using assumptions consistent with those used to account for the underlying policies.

Asset Administration Fees
The Company receives asset administration fee income from policyholders' account balances invested in The Prudential Series Funds or, "PSF," which are a portfolio of mutual fund investments related to the Company's separate account products. Also, the Company receives fee income calculated on contractholder separate account balances invested in the Advanced Series Trust Funds (see Note 13 to the Consolidated Financial Statements). In addition, the Company receives fees from policyholders' account balances invested in funds managed by companies other than affiliates of Prudential Insurance. Asset administration fees are recognized as income when earned.

Derivative Financial Instruments
Derivatives are financial instruments whose values are derived from interest rates, financial indices, or the values of securities. Derivative financial instruments generally used by the Company include swaps, futures, forwards and options which are contracted in the over-the-counter market with an affiliate. Derivative positions are carried at fair value, generally by obtaining quoted market prices or through the use of valuation models. Values can be affected by changes in interest rates, financial indices, values of securities, credit spreads, market volatility, expected returns, non-performance risks and liquidity. Values can also be affected by changes in estimates and assumptions, including those related to counterparty behavior and non-performance risk used in valuation models.

Derivatives are used to manage the characteristics of the Company's asset/liability mix to manage the interest rate and currency characteristics of assets or liabilities. Additionally, derivatives may be used to seek to reduce exposure to interest rate, credit, foreign currency and equity risks associated with assets held or expected to be purchased or sold, and liabilities incurred or expected to be incurred.

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)


Derivatives are recorded either as assets, within "Other long-term investments," or as liabilities, within "Other liabilities," except for embedded derivatives, which are recorded with the associated host contract. The Company nets the fair value of all derivative financial instruments with its affiliated counterparty for which a master netting arrangement has been executed. As discussed below and in Note 11, all realized and unrealized changes in fair value of derivatives, with the exception of the effective portion of cash flow hedges are recorded in current earnings. Cash flows from these derivatives are reported in the operating and investing activities sections in the Consolidated Statements of Cash Flows based on the nature and purpose of the derivative.

The Company designates derivatives as either (1) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow" hedge), or (2) a derivative that does not qualify for hedge accounting.

To qualify for hedge accounting treatment, a derivative must be highly effective in mitigating the designated risk of the hedged item. Effectiveness of the hedge is formally assessed at inception and throughout the life of the hedging relationship. Even if a derivative qualifies for hedge accounting treatment, there may be an element of ineffectiveness of the hedge. Under such circumstances, the ineffective portion is recorded in "Realized investment gains (losses), net."

The Company formally documents at inception all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as cash flow hedges to specific assets and liabilities on the balance sheet or to forecasted transactions.

When a derivative is designated as a cash flow hedge and is determined to be highly effective, changes in its fair value are recorded in "Accumulated other comprehensive income (loss)" until earnings are affected by the variability of cash flows being hedged (e.g., when periodic settlements on a variable-rate asset or liability are recorded in earnings). At that time, the related portion of deferred gains or losses on the derivative instrument is reclassified and reported in the income statement line item associated with the hedged item.

If it is determined that a derivative no longer qualifies as an effective cash flow hedge, or management removes the hedge designation, the derivative will continue to be carried on the balance sheet at its fair value, with changes in fair value recognized currently in "Realized investment gains (losses), net." In this scenario, the hedged asset or liability under a fair value hedge will no longer be adjusted for changes in fair value and the existing basis adjustment is amortized to the income statement line associated with the asset or liability. The component of "Accumulated other comprehensive income (loss)" related to discontinued cash flow hedges is reclassified to the income statement line associated with the hedged cash flows consistent with the earnings impact of the original hedged cash flows.

When hedge accounting is discontinued because it is probable that the forecasted transaction will not occur by the end of the specified time period, the derivative will continue to be carried on the balance sheet at its fair value, with changes in fair value recognized currently in "Realized investment gains (losses), net." Gains and losses that were in "Accumulated other comprehensive income (loss)" pursuant to the hedge of a forecasted transaction are recognized immediately in "Realized investment gains (losses), net."

If a derivative does not qualify for hedge accounting, all changes in its fair value, including net receipts and payments, are included in "Realized investment gains (losses), net" without considering changes in the fair value of the economically associated assets or liabilities.

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)


The Company is a party to financial instruments that contain derivative instruments that are "embedded" in the financial instruments. At inception, the Company assesses whether the economic characteristics of the embedded instrument are clearly and closely related to the economic characteristics of the remaining component of the financial instrument (i.e., the host contract) and whether a separate instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument. When it is determined that (1) the embedded instrument possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract, and (2) a separate instrument with the same terms would qualify as a derivative instrument, the embedded instrument qualifies as an embedded derivative that is separated from the host contract, carried at fair value, and changes in its fair value are included in "Realized investment gains (losses), net." For certain financial instruments that contain an embedded derivative that otherwise would need to be bifurcated and reported at fair value, the Company may elect to classify the entire instrument as a trading account asset and report it within "Trading account assets, at fair value."

The Company sells variable annuity contracts that include optional living benefit features that may be treated from an accounting perspective as embedded derivatives. The Company has reinsurance agreements to transfer the risk related to certain of these embedded derivatives to an affiliate, Pruco Reinsurance Ltd. ("Pruco Re"). The embedded derivatives related to the living benefit features and the related reinsurance agreements are carried at fair value and included in "Future policy benefits and other policyholder liabilities" and "Reinsurance recoverables," respectively. Changes in the fair value are determined using valuation models as described in Note 10, and are recorded in "Realized investment gains (losses), net."

The Company, excluding its subsidiaries, also sells certain universal life products that contain a no lapse guarantee provision that is reinsured with an affiliate, Universal Prudential Arizona Reinsurance Company ("UPARC"). The reinsurance of this no lapse guarantee results in an embedded derivative that incurs market risk primarily in the form of interest rate risk. Interest rate sensitivity can result in changes in the value of the underlying contractual guarantees that are carried at fair value and included in "Reinsurance recoverable," and changes in "Realized investment gains (losses), net." In the third quarter of 2011, the Company amended its reinsurance agreement resulting in a recapture of a portion of this business (See Note 13) effective July 1, 2011. Pursuant to the recapture amendment, the settlement of the recapture premium occurred subsequent to the effective date of the recapture. As a result, the recapture premium was treated as if settled on the effective date and adjusted for the time elapsed between this date and the settlement date. This adjustment was equal to the earned interest and changes in market values from the effective date through the settlement date related to fixed maturity securities from an asset portfolio within UPARC. This settlement feature was accounted for as a derivative.

Concurrent with the recapture discussed above, the Company entered into a new coinsurance agreement with an affiliate, Prudential Arizona Reinsurance Universal Company, ("PAR U") effective July 1, 2011. The settlement of the initial coinsurance premium also occurred subsequent to the effective date of the coinsurance agreement and contains a settlement provision similar to the recapture premium, discussed above. The adjustment to the initial coinsurance premium was equal to the earned interest and changes in market values from the effective date through settlement date related to fixed maturity securities from both an asset portfolio within the Company, as well as an asset portfolio within UPARC. The settlement feature of this agreement was accounted for as a derivative (See Note 13 for additional information about this agreement).

Income Taxes
The Company is a member of the consolidated federal income tax return of Prudential Financial and primarily files separate company state and local tax returns. Pursuant to the tax allocation arrangement with Prudential

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial, total federal income tax expense is determined on a separate company basis. Members with losses record tax benefits to the extent such losses are recognized in the consolidated federal tax provision.

Deferred income taxes are recognized, based on enacted rates, when assets and liabilities have different values for financial statement and tax reporting purposes. A valuation allowance is recorded to reduce a deferred tax asset to the amount expected to be realized.

The Company's liability for income taxes includes the liability for unrecognized tax benefits and interest and penalties which relate to tax years still subject to review by the Internal Revenue Service ("IRS") or other taxing jurisdictions. Audit periods remain open for review until the statute of limitations has passed. Generally, for tax years which produce net operating losses, capital losses or tax credit carryforwards ("tax attributes"), the statute of limitations does not close, to the extent of these tax attributes, until the expiration of the statute of limitations for the tax year in which they are fully utilized. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the liability for income taxes. The Company classifies all interest and penalties related to tax uncertainties as income tax expense. See Note 9 for additional information regarding income taxes.

Adoption of New Accounting Pronouncements
In January 2010, the FASB issued updated guidance that requires new fair value disclosures about significant transfers between Level 1 and 2 measurement categories and separate presentation of purchases, sales, issuances, and settlements within the roll forward of Level 3 activity. Also, this updated fair value guidance clarifies the disclosure requirements about level of disaggregation and valuation techniques and inputs. This new guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of Level 3 activity, which are effective for interim and annual reporting periods beginning after December 15, 2010. The Company adopted the guidance effective for interim and annual reporting periods beginning after December 15, 2009 on January 1, 2010. The Company adopted the guidance effective for interim and annual reporting periods beginning after December 15, 2010 on January 1, 2011. The required disclosures are provided in
Note 10 and Note 11.

In April 2010, the FASB issued authoritative guidance clarifying that an insurance entity should not consider any separate account interests in an investment held for the benefit of policyholders to be the insurer's interests, and should not combine those interests with its general account interest in the same investment when assessing the investment for consolidation, unless the separate account interests are held for a related party policyholder, whereby consolidation of such interests must be considered under applicable variable interest guidance. This guidance is effective for interim and annual reporting periods beginning after December 15, 2010 and retrospectively to all prior periods upon the date of adoption, with early adoption permitted. The Company's adoption of this guidance effective January 1, 2011 did not have a material effect on the Company's consolidated financial position, results of operations, and financial statement disclosures.

In July 2010, the FASB issued updated guidance that requires enhanced disclosures related to the allowance for credit losses and the credit quality of a company's financing receivable portfolio. The disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The Company adopted this guidance effective December 31, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning after December 15, 2010. The required disclosures are included above and in Note 3. In January 2011, the FASB deferred the disclosures required by this guidance related to troubled debt restructurings. These disclosures are effective for

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

the first interim or annual reporting period beginning on or after June 15, 2011, concurrent with the effective date of guidance for determining what constitutes a troubled debt restructuring. The disclosures required by this guidance related to troubled debt restructurings were adopted in the third quarter of 2011 and are included above and in Note 3.

In April 2011, the Financial Accounting Standards Board ("FASB") issued updated guidance clarifying which restructurings constitute troubled debt restructurings. It is intended to assist creditors in their evaluation of whether conditions exist that constitute a troubled debt restructuring. This new guidance is effective for the first interim or annual reporting period beginning on or after June 15, 2011 and should be applied retrospectively to the beginning of the annual reporting period of adoption. The Company's adoption of this guidance in the third quarter of 2011 did not have a material effect on the Company's consolidated financial position, results of operations, or financial statement disclosures.

Effective January 1, 2012 the Company adopted, retrospectively, updated guidance regarding the presentation of comprehensive income. The updated guidance eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity. Under the updated guidance, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The updated guidance does not change the items that are reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The Company opted to present the total of comprehensive income, the components of net income, and the components of other comprehensive income in a single continuous statement of comprehensive income. The Consolidated Financial Statements included herein reflect the adoption of this updated guidance.

Effective January 1, 2012, the Company adopted retrospectively new authoritative guidance to address diversity in practice regarding the interpretation of which costs relating to the acquisition of new or renewal insurance contracts qualify for deferral. Under the amended guidance acquisition costs are to include only those costs that are directly related to the acquisition or renewal of insurance contracts by applying a model similar to the accounting for loan origination costs. An entity may defer incremental direct costs of contract acquisition with independent third parties or employees that are essential to the contract transaction, as well as the portion of employee compensation, including payroll fringe benefits, and other costs directly related to underwriting, policy issuance and processing, medical inspection, and contract selling for successfully negotiated contracts. Prior period financial information presented in these financial statements has been adjusted to reflect the retrospective adoption of the amended guidance. The impact of the retrospective adoption of this guidance on previously reported December 31, 2011 and December 31, 2010 balances was a reduction in "Deferred policy acquisition costs" of $672 and $684 million, an increase in "Policyholders' Account Balances" of $3 and $3 million, and a reduction in "Total equity" of $469 and $446 million, respectively. As of December 31, 2011, "Other Liabilities" increased $48 million and "Reinsurance Recoverables" increased $2 million related to the impact of this guidance on the 2011 coinsurance agreement with PAR U (see Note 8), The impact of the retrospective adoption of this guidance on previously reported income from continuing operations before income taxes for the years ended December 31, 2011, 2010 and 2009 was a decrease of $34, $125 and $53 million, respectively. The lower level of costs now qualifying for deferral will be only partially offset by a lower level of amortization of "Deferred policy acquisition costs," and, as such, will initially result in lower earnings in future periods primarily reflecting lower deferrals of wholesaler costs. While the adoption of this amended guidance changes the timing of when certain costs are reflected in the Company's results of operations, it has no effect on the total acquisition costs to be recognized over time and has no impact on the Company's cash flows.

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)


The following tables present amounts as previously reported in 2011, the effect of the change due to the retrospective adoption of the amended guidance related to the deferral of acquisition costs as described above within the "Effect of Change" column. Also included within the Statement of Cash Flows table within the "Impact of Restatement" column is the impact of the restatement described in Note 1 for the year ended December 31, 2011.

Consolidated Statements of Financial Position:

                                                   December 31, 2011
                                           ----------------------------------
                                               As                     As
                                           Previously  Effect of   Currently
                                            Reported    Change     Reported
                                           ----------- ---------  -----------
                                                     (in thousands)
   Deferred policy acquisition costs       $ 3,217,508 $(671,908) $ 2,545,600
   Reinsurance recoverables                  5,727,610     1,506    5,729,116
   Income taxes receivable (1)                       -    76,066       76,066
   Other assets                                 44,557        (2)      44,555
   Total assets                             76,845,547  (594,338)  76,251,209

   Policyholders' account balances           7,808,840     2,834    7,811,674
   Income taxes payable (1)                    176,517  (176,517)           -
   Other liabilities                           646,569    47,928      694,497
   Total liabilities                        73,581,524  (125,755)  73,455,769

   Retained earnings                         2,233,698  (490,407)   1,743,291
   Accumulated other comprehensive income      191,804    21,824      213,628
   Total equity                              3,264,023  (468,583)   2,795,440
   Total liabilities and equity            $76,845,547 $(594,338) $76,251,209

    (1)Income taxes reported in December 31, 2011 was in a payable position. The effect of the change converted the balance to a receivable position and was moved into the asset section of the balance sheet.

                                                   December 31, 2010
                                           ----------------------------------
                                               As                     As
                                           Previously  Effect of   Currently
                                            Reported    Change     Reported
                                           ----------- ---------  -----------
                                                     (in thousands)
   Deferred policy acquisition costs       $ 3,377,557 $(683,868) $ 2,693,689
   Total assets                             59,472,213  (683,868)  58,788,345
   Policyholders' account balances           7,509,169     2,818    7,511,987
   Income taxes                                548,280  (240,502)     307,778
   Total liabilities                        56,146,019  (237,684)  55,908,335
   Retained earnings                         2,370,525  (468,340)   1,902,185
   Accumulated other comprehensive income      160,943    22,156      183,099
   Total equity                              3,326,194  (446,184)   2,880,010
   Total liabilities and equity            $59,472,213 $(683,868) $58,788,345

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)


Consolidated Statements of Operations:

                                                       Year Ended December 31, 2011
                                                   ------------------------------------
                                                   As Previously Effect of  As Currently
                                                     Reported     Change      Reported
                                                   ------------- ---------  ------------
                                                              (in thousands)
Revenues
Policy charges and fee income                       $1,109,123   $     372   $1,109,495
Other income                                            42,598       1,263       43,861
  Total revenues                                     2,130,049       1,635    2,131,684
Benefits and expenses
Amortization of deferred policy acquisition costs    1,114,843    (141,640)     973,203
General, administrative and other expenses             520,665     177,219      697,884
Total benefits and expenses                          2,450,304      35,579    2,485,883
Income (loss) from operations before income taxes     (320,255)    (33,944)    (354,199)
Income tax expense (benefit)                          (209,579)    (11,877)    (221,456)
Net income (loss)                                   $ (110,676)  $ (22,067)  $ (132,743)

                                                       Year Ended December 31, 2010
                                                   ------------------------------------
                                                   As Previously Effect of  As Currently
                                                     Reported     Change      Reported
                                                   ------------- ---------  ------------
                                                              (in thousands)
Revenues
Policy charges and fee income                       $  589,051   $   1,996   $  591,047
  Total revenues                                     1,336,998       1,996    1,338,994
Benefits and expenses
Amortization of deferred policy acquisition costs       93,125     (26,697)      66,428
General, administrative and other expenses             352,366     153,590      505,956
  Total benefits and expenses                          695,117     126,893      822,010
Income (loss) from operations before income taxes      641,881    (124,897)     516,984
Income tax expense (benefit)                           171,813     (43,714)     128,099
Net income (loss)                                   $  470,068   $ (81,183)  $  388,885

                                                       Year Ended December 31, 2009
                                                   -----------------------------------
                                                   As Previously Effect of As Currently
                                                     Reported     Change     Reported
                                                   ------------- --------- ------------
                                                              (in thousands)
Revenues
Policy charges and fee income                        $ 653,134   $ (1,100)  $ 652,034
  Total revenues                                       741,428     (1,100)    740,328
Benefits and expenses
Amortization of deferred policy acquisition costs      294,286    (64,078)    230,208
General, administrative and other expenses             217,181    116,159     333,340
  Total benefits and expenses                          943,179     52,081     995,260
Income (loss) from operations before income taxes     (201,751)   (53,181)   (254,932)
Income tax expense (benefit)                          (135,960)   (18,613)   (154,573)
Net income (loss)                                    $ (65,791)  $(34,568)  $(100,359)

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)


Consolidated Statements of Cash Flows:

                                                         Year Ended December 31, 2011
                                                ----------------------------------------------
                                                     As       Effect                   As
                                                 Previously     of      Impact of   Currently
                                                  Reported    Change   Restatement  Reported
                                                -----------  --------  ----------- -----------
                                                                (in thousands)
Cash flows from (used in) operating activities
Net income                                      $  (110,676) $(22,067) $        -  $  (132,743)
Policy charges and fee income                      (213,804)     (363)     86,484     (127,683)
Change in:
  Reinsurance recoverables                       (1,951,987)   (1,006)  1,154,519     (798,474)
  Payable to parent and affiliates                  (38,856)               (9,208)     (48,064)
  Deferred policy acquisition costs                 170,673   (12,613)   (281,160)    (123,100)
  Income taxes payable                             (441,534)  (11,877)     41,194     (412,217)
  Other, net                                        336,092    47,926    (223,643)     160,375
Cash flows from (used in) operating activities   (1,443,368)        -     768,186     (675,182)
Cash flows from (used in) investing activities
Proceeds from the sale/maturity/prepayment of:
  Fixed maturities available for sale             1,705,018         -    (635,096)   1,069,922
Cash flows from (used in) investing activities      387,468         -    (635,096)    (247,628)
Cash flows from (used in) financing activities
Ceded policyholders' account deposits                     -         -    (117,916)    (117,916)
Policyholders' account withdrawals               (2,531,037)        -     (23,998)  (2,555,035)
Ceded policyholders' account withdrawals                  -         -       8,824        8,824
Cash flows from (used in) financing activities  $   973,324  $      -  $ (133,090) $   845,234

                                                    Year Ended December 31, 2010
                                                -----------------------------------
                                                As Previously Effect of As Currently
                                                  Reported     Change     Reported
                                                ------------- --------- ------------
                                                           (in thousands)
Cash flows from (used in) operating activities
Net income (loss)                                 $ 470,068   $(81,183)  $ 388,885
Policy charges and fee income                      (202,268)    (1,996)   (204,264)
Change in:
  Deferred policy acquisition costs                (966,699)   126,893    (839,806)
  Income taxes payable                              (12,338)   (43,714)    (56,052)
Cash flows from (used in) operating activities    $(995,797)  $      -   $(995,797)

                                                    Year Ended December 31, 2009
                                                -----------------------------------
                                                As Previously Effect of As Currently
                                                  Reported     Change     Reported
                                                ------------- --------- ------------
                                                           (in thousands)
Cash flows from (used in) operating activities
Net income (loss)                                 $ (65,791)  $(34,568)  $(100,359)
Policy charges and fee income                      (266,769)     1,100    (265,669)
Change in:
  Deferred policy acquisition costs                (251,131)    52,081    (199,050)
  Income taxes payable                              (67,851)   (18,613)    (86,464)
Cash flows from (used in) operating activities    $ (48,288)  $      -   $ (48,288)

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)


Future Adoption of New Accounting Pronouncements
In December 2011, the FASB issued updated guidance regarding the disclosure of offsetting assets and liabilities. This new guidance requires an entity to disclose information on both a gross basis and net basis about instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. This new guidance is effective for annual reporting periods beginning on or after January 1, 2013, and interim reporting periods within those years, and should be applied retrospectively for all comparative periods presented. The Company is currently assessing the impact of the guidance on the Company's consolidated financial position, results of operations, and financial statement disclosures.

In May 2011, the FASB issued updated guidance regarding the fair value measurements and disclosure requirements. The updated guidance clarifies existing guidance related to the application of fair value measurement methods and requires expanded disclosures. This new guidance is effective for the first interim or annual reporting period beginning after December 15, 2011 and should be applied prospectively. The Company expects this guidance to have an impact on its financial statement disclosures but limited, if any, impact on the Company's consolidated financial position or results of operations.

In April 2011, the FASB issued updated guidance regarding the assessment of effective control for repurchase agreements. This new guidance is effective for the first interim or annual reporting period beginning on or after December 15, 2011 and should be applied prospectively to transactions or modifications of existing transactions that occur on or after the effective date. The Company's adoption of this guidance effective January 1, 2012 is not expected to have a material effect on the Company's consolidated financial position, results of operations, and financial statement disclosures.

3. INVESTMENTS

Fixed Maturities and Equity Securities
The following tables provide information relating to fixed maturities and equity securities (excluding investments classified as trading) as of the dates indicated:

                                                                     December 31, 2011
                                                  ------------------------------------------------------
                                                                                              Other-than-
                                                               Gross      Gross                temporary
                                                  Amortized  Unrealized Unrealized   Fair     impairments
                                                    Cost       Gains      Losses     Value    in AOCI (4)
                                                  ---------- ---------- ---------- ---------- -----------
                                                                      (in thousands)
Fixed maturities, available-for-sale
U.S. Treasury securities and obligations of U.S.
 government authorities and agencies              $  144,083  $ 14,321   $     4   $  158,400  $      -
Obligations of U.S. states and their political
 subdivisions                                         43,830     5,808         -       49,638         -
Foreign government bonds                              47,910     6,615         4       54,521         -
Public utilities                                     589,574    63,283     1,497      651,360         -
All other corporate securities                     3,145,363   252,186     6,956    3,390,593    (1,285)
Asset-backed securities (1)                          376,505    19,235    22,495      373,245   (27,122)
Commercial mortgage-backed securities                505,310    37,015         2      542,323         -
Residential mortgage-backed securities (2)           298,831    25,550       337      324,044    (1,296)
                                                  ----------  --------   -------   ----------  --------
Total fixed maturities, available-for-sale        $5,151,406  $424,013   $31,295   $5,544,124  $(29,703)
                                                  ==========  ========   =======   ==========  ========

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

3. INVESTMENTS (continued)

                                                                 December 31, 2011
                                                 --------------------------------------------------
                                                                                        Other-than-
                                                             Gross      Gross            temporary
                                                 Amortized Unrealized Unrealized Fair   impairments
                                                   Cost      Gains      Losses   Value  in AOCI (4)
                                                 --------- ---------- ---------- ------ -----------
                                                                   (in thousands)
Equity securities, available-for-sale
Common Stocks:
  Public utilities                                $   90      $  5      $   23   $   71
  Industrial, miscellaneous & other                7,100       597       1,742    5,956
Non-redeemable preferred stocks                    2,437         6         201    2,242
                                                  ------      ----      ------   ------
Total equity securities, available-for-sale (3)   $9,627      $608      $1,966   $8,269
                                                  ======      ====      ======   ======

    (1)Includes credit tranched securities collateralized by sub-prime mortgages, auto loans, credit cards, education loans, and other asset types.
    (2)Includes publicly traded agency pass-through securities and collateralized mortgage obligations.
    (3)During the third quarter of 2011, perpetual preferred stocks of $8.4 million were reclassified to "Trading Account Assets". Prior periods were not restated.
    (4)Represents the amount of other-than-temporary impairment losses in "Accumulated other comprehensive income (loss)," or "AOCI," which were not included in earnings. Amount excludes $11 million of net unrealized gains (losses) on impaired securities relating to changes in the fair value of such securities subsequent to the impairment measurement date.

                                                                     December 31, 2010
                                                  ------------------------------------------------------
                                                                                              Other-than-
                                                               Gross      Gross                temporary
                                                  Amortized  Unrealized Unrealized   Fair     impairments
                                                    Cost       Gains      Losses     Value    in AOCI (3)
                                                  ---------- ---------- ---------- ---------- -----------
                                                                      (in thousands)
Fixed maturities, available-for-sale
U.S. Treasury securities and obligations of U.S.
 government authorities and agencies              $  223,442  $  4,563   $    43   $  227,962  $      -
Obligations of U.S. states and their political
 subdivisions                                         25,126        66     1,063       24,129         -
Foreign government bonds                              48,725     5,984         -       54,709         -
Public utilities                                     494,163    40,646     2,412      532,397         -
All other corporate securities                     3,596,805   252,050    11,055    3,837,800      (694)
Asset-backed securities (1)                          417,339    22,316    30,077      409,578   (37,817)
Commercial mortgage-backed securities                546,056    34,711       247      580,520         -
Residential mortgage-backed securities (2)           350,173    25,228       193      375,208    (1,437)
                                                  ----------  --------   -------   ----------  --------
Total fixed maturities, available-for-sale        $5,701,829  $385,564   $45,090   $6,042,303  $(39,948)
                                                  ==========  ========   =======   ==========  ========
Equity securities available-for-sale
Common Stocks:
  Public utilities                                $       90  $     14   $     -   $      104
  Banks, trusts & insurance companies                      -         -         -            -
  Industrial, miscellaneous & other                    7,324     2,545       309        9,560
Non-redeemable preferred stocks                        2,438         -     1,390        1,048
Perpetual preferred stocks                             8,112       793       210        8,695
                                                  ----------  --------   -------   ----------
Total equity securities, available-for-sale       $   17,964  $  3,352   $ 1,909   $   19,407
                                                  ==========  ========   =======   ==========

    (1)Includes credit tranched securities collateralized by sub-prime mortgages, auto loans, credit cards, education loans, and other asset types.

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

3. INVESTMENTS (continued)

    (2)Includes publicly traded agency pass-through securities and collateralized mortgage obligations.
    (3)Represents the amount of other-than-temporary impairment losses in "Accumulated other comprehensive income (loss)," or "AOCI" which were not included in earnings. Amount excludes $15 million of net unrealized gains (losses) on impaired securities relating to changes in the fair value of such securities subsequent to the impairment measurement date.

The amortized cost and fair value of fixed maturities by contractual maturities at December 31, 2011, are as follows:

                                                  Available-for-Sale
                                                 ---------------------
                                                 Amortized    Fair
                                                   Cost       Value
                                                 ---------- ----------
                                                    (in thousands)
         Due in one year or less                 $  321,169 $  324,872

         Due after one year through five years    1,556,554  1,663,138

         Due after five years through ten years   1,371,340  1,503,916

         Due after ten years                        721,697    812,586

         Asset-backed securities                    376,505    373,245

         Commercial mortgage-backed securities      505,310    542,323

         Residential mortgage-backed securities     298,831    324,044
                                                 ---------- ----------
           Total                                 $5,151,406 $5,544,124
                                                 ========== ==========

Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations. Asset-backed, commercial mortgage-backed, and residential mortgage-backed securities are shown separately in the table above, as they are not due at a single maturity date.

The following table depicts the sources of fixed maturity proceeds, equity security proceeds, and related investment gains (losses), as well as losses on impairments of both fixed maturities and equity securities:

                                                                                    2011      2010       2009
                                                                                  --------  --------  ----------
                                                                                          (in thousands)
Fixed maturities, available-for-sale
  Proceeds from sales                                                             $218,200  $788,657  $  572,902
  Proceeds from maturities/repayments                                              836,724   919,875   1,100,012
  Gross investment gains from sales, prepayments and maturities                     83,600    45,098      17,375
  Gross investment losses from sales and maturities                                   (411)   (2,497)    (19,291)
Equity securities, available-for-sale
  Proceeds from sales                                                             $  6,397  $  6,978  $   14,408
  Proceeds from maturities/repayments                                                3,958     9,000       5,000
  Gross investment gains from sales                                                  3,857       348       1,785
  Gross investment losses from sales                                                     -      (367)       (363)
Fixed maturity and equity security impairments
  Net writedowns for other-than-temporary impairment losses on fixed maturities
   recognized in earnings (1)                                                     $ (8,969) $(11,811) $  (31,896)
  Writedowns for other-than-temporary impairment losses on equity securities        (2,255)     (147)     (2,259)

    (1)Excludes the portion of other-than-temporary impairments recorded in "Other comprehensive income (loss)," representing any difference between the fair value of the impaired debt security and the net present value of its projected future cash flows at the time of impairment.

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

3. INVESTMENTS (continued)


As discussed in Note 2, a portion of certain other-than-temporary impairment ("OTTI") losses on fixed maturity securities are recognized in "Other comprehensive income (loss)" ("OCI"). The net amount recognized in earnings ("credit loss impairments") represents the difference between the amortized cost of the security and the net present value of its projected future cash flows discounted at the effective interest rate implicit in the debt security prior to impairment. Any remaining difference between the fair value and amortized cost is recognized in OCI. The following tables set forth the amount of pre-tax credit loss impairments on fixed maturity securities held by the Company as of the dates indicated, for which a portion of the OTTI loss was recognized in OCI, and the corresponding changes in such amounts.

Credit losses recognized in earnings on fixed maturity securities held by the Company for which a portion of the OTTI loss was recognized in OCI

                                                                                                Year Ended     Year Ended
                                                                                               December 31,   December 31,
                                                                                                   2011           2010
                                                                                              -------------- --------------
                                                                                              (in thousands) (in thousands)
Balance, beginning of period                                                                     $36,820        $42,943
Credit loss impairments previously recognized on securities which matured, paid down,
 prepaid or were sold during the period                                                           (7,456)        (7,144)
Credit loss impairments previously recognized on securities impaired to fair value during
 the period (1)                                                                                   (4,055)        (7,158)
Credit loss impairment recognized in the current period on securities not previously
 impaired                                                                                            403             26
Additional credit loss impairments recognized in the current period on securities previously
 impaired                                                                                          5,630          8,950
Increases due to the passage of time on previously recorded credit losses                          1,487          2,222
Accretion of credit loss impairments previously recognized due to an increase in cash flows
 expected to be collected                                                                         (1,322)        (3,019)
                                                                                                 -------        -------
Balance, end of period                                                                           $31,507        $36,820
                                                                                                 =======        =======

    (1)Represents circumstances where the Company determined in the current period that it intends to sell the security or it is more likely than not that it will be required to sell the security before recovery of the security's amortized cost.

Trading Account Assets
The following table provides information relating to trading account assets, at fair value as of the dates indicated:

                                           December 31, 2011 December 31, 2010
                                           ----------------- -----------------
                                           Amortized  Fair   Amortized  Fair
                                             Cost     Value    Cost     Value
                                           --------- ------- --------- -------
                                                     (in thousands)
 Fixed maturities:
   Asset-backed securities                  $16,597  $17,419  $16,074  $17,525
   Commercial mortgage-backed securities      4,978    5,062    4,950    5,180
                                            -------  -------  -------  -------
 Total fixed maturities                      21,575   22,481   21,024   22,705
 Equity securities (1)                        3,135    3,362        -        -
                                            -------  -------  -------  -------
 Total trading account assets               $24,710  $25,843  $21,024  $22,705
                                            =======  =======  =======  =======

    (1)During 2011, perpetual preferred stocks of $8.4 million were reclassified from "Equity Securities, available-for-sale". Prior periods were not restated.

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

3. INVESTMENTS (continued)


The net change in unrealized gains (losses) from trading account assets still held at period end, recorded within "Other income" was ($0.5) million, ($0.2) million and $3.2 million during the years ended December 31, 2011 , 2010 and 2009, respectively.

Commercial Mortgage and Other Loans
The Company's commercial mortgage and other loans are comprised as follows as of the dates indicated:

                                                                         December 31, 2011     December 31, 2010
                                                                       --------------------  --------------------
                                                                           Amount     % of       Amount     % of
                                                                       (in thousands) Total  (in thousands) Total
Commercial mortgage and other loans by property type:
Industrial buildings                                                     $  261,699    18.4%   $  226,174    17.4%
Retail                                                                      453,352    31.9       438,072    33.8
Apartments/Multi-Family                                                     218,524    15.4       203,749    15.7
Office buildings                                                            223,587    15.8       208,699    16.1
Hospitality                                                                  61,910     4.4        57,409     4.4
Other                                                                        97,383     6.9        85,133     6.6
                                                                         ----------   -----    ----------   -----
Total commercial mortgage loans by property type                          1,316,455    92.8     1,219,236    94.0
Agricultural property loans                                                 102,850     7.2        77,214     6.0
                                                                         ----------   -----    ----------   -----
Total commercial mortgage and agricultural loans by property type         1,419,305   100.0%    1,296,450   100.0%
                                                                                      =====                 =====
Valuation allowance                                                         (12,813)              (21,428)
                                                                         ----------            ----------
Total net commercial and agricultural mortgage loans by property type    $1,406,492            $1,275,022
                                                                         ==========            ==========

The commercial mortgage and agricultural loans are geographically dispersed throughout the United States with the largest concentrations in California (21%), New Jersey (13%), Texas (8%) and Virginia (8%) at December 31, 2011.

Activity in the allowance for losses for all commercial mortgage and other loans, for the years ended December 31, 2011, 2010 and 2009, is as follows:

                                                   2011 (2) 2010 (2) 2009 (2)
                                                   -------- -------- --------
                                                         (in thousands)
   Allowance for losses, beginning of year         $21,428  $25,742  $ 8,173
   Addition to / (release of) allowance of losses   (8,615)  (4,314)  17,569
                                                   -------  -------  -------
   Allowance for losses, end of year (1)           $12,813  $21,428  $25,742
                                                   =======  =======  =======

    (1)Agricultural loans represent $0.4 million, $0.4 million and $0.0 million of the ending allowance at December 31, 2011, 2010 and 2009, respectively.
    (2)Valuation allowances for 2011 and 2010 are presented in a format consistent with new disclosure requirements under the updated guidance issued by FASB in 2011. Valuation allowances for 2009 are provided consistent with the prior presentation.

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

3. INVESTMENTS (continued)


The following tables set forth the allowance for credit losses and the recorded investment in commercial mortgage and agricultural loans for the years ended December 31, 2011 and 2010:

                                                           December 31, 2011 December 31, 2010
                                                           ----------------- -----------------
                                                                       Total Loans
                                                                     (in thousands)
Allowance for Credit Losses:
Ending balance: individually evaluated for impairment (1)     $    5,743        $   10,536
Ending balance: collectively evaluated for impairment (2)          7,070            10,892
                                                              ----------        ----------
Total ending balance                                          $   12,813        $   21,428
Recorded Investment: (3)
Ending balance: individually evaluated for impairment (1)     $   17,849        $   38,061
Ending balance: collectively evaluated for impairment (2)      1,401,456         1,258,389
                                                              ----------        ----------
Total ending balance, gross of reserves                       $1,419,305        $1,296,450
                                                              ==========        ==========

    (1)There were no agricultural loans individually evaluated for impairments at December 31, 2011 and 2010.
    (2)Agricultural loans collectively evaluated for impairment had a recorded investment of $103 million and $77.2 million and related allowance of $0.4 million at December 31, 2011 and 2010, respectively.
    (3)Recorded investment reflects the balance sheet carrying value gross of related allowance.

Impaired loans include those loans for which it is probable that amounts due according to the contractual terms of the loan agreement will not all be collected. Impaired commercial mortgage and other loans identified in management's specific review of probable loan losses and the related allowance for losses, as of December 31, 2011 and 2010 had a recorded investment and unpaid principal balance of $17.8 million and $38 million and related allowance of $5.7 million and $10.5 million, respectively, primarily related to the hospitality and other property types. At December 31, 2011 and 2010, the Company held no impaired agricultural loans. Net investment income recognized on these loans totaled $0.5 million for the year ended December 31, 2011 and $1 million for the year ended December 31, 2010.

Impaired commercial mortgage and other loans with no allowance for losses are loans in which the fair value of the collateral or the net present value of the loans' expected future cash flows equals or exceeds the recorded investment. As of December 31, 2011 and 2010, the Company held no such loans. See Note 2 for information regarding the Company's accounting policies for non-performing loans.

As described in Note 2 Loan-to-value and debt service coverage ratios are measures commonly used to assess the quality of commercial mortgage and other loans. As of December 31, 2011 and 2010, 93% of the $1.4 billion recorded investment and 88% of the $1.3 billion recorded investment, respectively, had a loan-to-value ratio of less than 80%. As of December 31, 2011 and 2010, 95% of the recorded investment had a debt service coverage ratio of 1.1X or greater. As of December 31, 2011, approximately $72 million or 5% of the recorded investment had a loan-to-value ratio greater than 100% or debt service coverage ratio less than 1.0X reflecting loans where the mortgage amount exceeds the collateral value or where current debt payments are greater than income from property operations; none of which related to agricultural loans. As of December 31, 2010, approximately $86 million or 7% of the recorded investment had a loan-to-value ratio greater than 100% or debt service coverage ratio less than 1.0X; none of which related to agricultural loans.

As of December 31, 2011 and 2010, all commercial mortgage and other loans were in current status, with the exception of $1.6 million and $22.2 million, respectively, that were classified as past due, primarily related to

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

3. INVESTMENTS (continued)

other property types, As of December 31, 2011 and 2010, $22.6 million and $38.1 million, respectively, of commercial mortgage and other loans, were in non-accrual status based upon the recorded investment gross of allowance for credit losses, primarily related to hospitality and other property types. See
Note 2 for further discussion regarding nonaccrual status loans. The Company defines current in its aging of past due commercial mortgage and agricultural loans as less than 30 days past due.

For the year ended December 31, 2011, there were no commercial mortgage and other loans sold or acquired.

Commercial mortgage and other loans are occasionally restructured in a troubled debt restructuring. These restructurings generally include one or more of the following: full or partial payoffs outside of the original contract terms: changes to interest rates; extensions of maturity; or additions or modifications to covenants. Additionally, the Company may accept assets in full or partial satisfaction of the debt as part of a troubled debt restructuring. When restructurings occur, they are evaluated individually to determine whether the restructuring or modification constitutes a "troubled debt restructuring" as defined by authoritative accounting guidance. The Company's outstanding investment related to commercial mortgage and other loans that have been restructured in a troubled debt restructuring is not material.

Other Long term Investments
"Other long-term investments" are comprised as follows at December 31:

                                                       2011     2010
                                                     -------- --------
                                                      (in thousands)
          Company's investment in Separate accounts  $ 31,947 $ 29,827
          Joint ventures and limited partnerships     113,445   86,972
          Derivatives                                 123,094   15,195
                                                     -------- --------
          Total other long- term investments         $268,486 $131,994
                                                     ======== ========

Net Investment Income
Net investment income for the years ended December 31, was from the following sources:

                                                  2011      2010      2009
                                                --------  --------  --------
                                                       (in thousands)
   Fixed maturities, available for sale         $300,850  $313,036  $306,535
   Equity securities, available for sale             227     1,005     1,966
   Trading account assets                          1,582     1,156     1,086
   Commercial mortgage and other loans            81,282    71,541    60,575
   Policy loans                                   56,716    55,599    53,934
   Short-term investments and cash equivalents     1,052       918     2,407
   Other long-term investments                    16,421    11,552    (6,700)
                                                --------  --------  --------
   Gross investment income                       458,130   454,807   419,803
   Less: investment expenses                     (18,180)  (16,563)  (13,763)
                                                --------  --------  --------
   Net investment income                        $439,950  $438,244  $406,040
                                                ========  ========  ========

Carrying value for non-income producing assets included in fixed maturities totaled $9 million as of December 31, 2011. Non-income producing assets represent investments that have not produced income for the twelve months preceding December 31, 2011.

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

3. INVESTMENTS (continued)


Realized Investment Gains (Losses), Net
Realized investment gains (losses), net, for the years ended December 31, were from the following sources:

                                                 2011      2010       2009
                                               --------  --------  ---------
                                                       (in thousands)
   Fixed maturities                            $ 74,220  $ 30,790  $ (33,813)
   Equity securities                              1,602      (166)      (837)
   Commercial mortgage and other loans            8,615     1,379    (17,568)
   Joint ventures and limited partnerships         (265)        -       (731)
   Derivatives                                  177,855    78,577   (416,318)
   Other                                             56        54         83
                                               --------  --------  ---------
      Realized investment gains (losses), net. $262,083  $110,634  $(469,184)
                                               ========  ========  =========

Net Unrealized Investment Gains (Losses)
Net unrealized investment gains and losses on securities classified as "available for sale" and certain other long-term investments and other assets are included in the Consolidated Statements of Financial Position as a component of "Accumulated other comprehensive income (loss)," or "AOCI." Changes in these amounts include reclassification adjustments to exclude from "Other comprehensive income (loss)" those items that are included as part of "Net income" for a period that had been part of "Other comprehensive income
(loss)" in earlier periods. The amounts for the periods indicated below, split between amounts related to fixed maturity securities on which an OTTI loss has been recognized, and all other net unrealized investment gains and losses, are as follows:

Net Unrealized Investment Gains and Losses on Fixed Maturity Securities on which an OTTI loss has been recognized

                                                                                               Accumulated Other
                                                                                                 Comprehensive
                                                                                                 Income (Loss)
                                                                                    Deferred    Related To Net
                                  Net Unrealized    Deferred Policy  Policy Holder Income Tax     Unrealized
                                 Gains (Losses) on Acquisition Costs    Account    (Liability) Investment Gains
                                    Investments     and Other Costs    Balances      Benefit       (Losses)
                                 ----------------- ----------------- ------------- ----------- -----------------
                                                                 (in thousands)
Balance, December 31, 2008           $      -           $     -           $-         $     -       $      -
Cumulative impact of the
 adoption of new authoritative
 guidance on January 1, 2009          (19,184)            1,446            -           6,208        (11,530)
Net investment gains (losses)
 on investments arising during
 the period                            26,718                 -            -          (9,252)        17,466
Reclassification adjustment for
 OTTI losses included in net
 income                                 9,704                 -            -          (3,360)         6,344
Reclassification adjustment for
 OTTI gains excluded from
 net income(1)                        (43,123)                -            -          14,932        (28,191)
Impact of net unrealized
 investment (gains) losses on
 deferred policy acquisition
 costs and other costs                      -            14,629            -          (5,120)         9,509

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

3. INVESTMENTS (continued)

                                                                                               Accumulated Other
                                                                                                 Comprehensive
                                                                                                 Income (Loss)
                                                                                    Deferred    Related To Net
                                  Net Unrealized    Deferred Policy  Policy Holder Income Tax     Unrealized
                                 Gains (Losses) on Acquisition Costs    Account    (Liability) Investment Gains
                                    Investments     and Other Costs    Balances      Benefit       (Losses)
                                 ----------------- ----------------- ------------- ----------- -----------------
                                                                 (in thousands)
Impact of net unrealized
 investment (gains) losses on
 Policyholders' account
 balance                                     -                -          (7,993)       2,798          (5,195)
                                     ---------         --------        --------      -------       ---------
Balance, December 31, 2009                                                           $
                                     $ (25,885)        $ 16,075        $ (7,993)       6,206       $ (11,597)
                                     ---------         --------        --------      -------       ---------
Net investment gains (losses)
 on investments arising during
 the period                             (6,744)               -               -        2,359          (4,385)
Reclassification adjustment for
 OTTI losses included in net
 income                                  7,954                -               -       (2,784)          5,170
Reclassification adjustment for
 OTTI gains excluded from
 net income(1)                             (29)               -               -           10             (19)
Impact of net unrealized
 investment (gains) losses on
 deferred policy acquisition
 costs and other costs                       -           (2,262)              -          792          (1,470)
Impact of net unrealized
 investment (gains) losses on
 Policyholders' account
 balance                                     -                -             890         (312)            578
                                     ---------         --------        --------      -------       ---------
Balance, December 31, 2010           $ (24,704)        $ 13,813        $ (7,103)     $ 6,271       $ (11,723)
                                     ---------         --------        --------      -------       ---------
Net investment gains (losses)
 on investments arising during
 the period                             (3,779)               -               -        1,322          (2,457)
Reclassification adjustment for
 OTTI losses included in net
 income                                  9,623                -               -       (3,369)          6,254
Reclassification adjustment for
 OTTI gains excluded from
 net income(1)                             212                -               -          (75)            137
Impact of net unrealized
 investment (gains) losses on
 deferred policy acquisition
 costs                                       -           (3,626)              -        1,268          (2,358)
Impact of net unrealized
 investment (gains) losses on
 Policyholders' account
 balance                                     -                -           4,167       (1,459)          2,708
                                     ---------         --------        --------      -------       ---------
Balance, December 31, 2011           $ (18,648)        $ 10,187        $ (2,936)     $ 3,958       $  (7,439)
                                     =========         ========        ========      =======       =========

    (1)Represents "transfers in" related to the portion of OTTI losses recognized during the period that were not recognized in earnings for securities with no prior OTTI loss.

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

3. INVESTMENTS (continued)


All Other Net Unrealized Investment Gains and Losses in AOCI

                                                                                                Accumulated Other
                                                                                                  Comprehensive
                                                                                                  Income (Loss)
                                                                                     Deferred    Related To Net
                                   Net Unrealized    Deferred Policy  Policy Holder Income Tax     Unrealized
                                  Gains/(Losses) on Acquisition Costs    Account    (Liability) Investment Gains
                                   Investments(1)    and Other Costs    Balances      Benefit       (Losses)
                                  ----------------- ----------------- ------------- ----------- -----------------
                                                                  (in thousands)
Balance, December 31, 2008            $(331,900)        $ 191,666       $(115,086)   $  87,285      $(168,035)
Cumulative impact of the
 adoption of new authoritative
 guidance on January 1, 2009            (12,856)              538               -        4,312         (8,006)
Net investment gains (losses) on
 investments arising during the
 period                                 513,845                 -               -     (177,932)       335,913
Reclassification adjustment for
 (gains) losses included in net
 income                                  24,946                 -               -       (8,638)        16,308
Reclassification adjustment for
 OTTI losses excluded from net
 income(2)                               43,123                 -               -      (14,932)        28,191
Impact of net unrealized
 investment (gains) losses on
 deferred policy acquisition
 costs and other costs                        -          (335,032)              -      117,261       (217,771)
Impact of net unrealized
 investment (gains) losses on
 policyholders' account
 balances                                     -                 -         175,577      (61,452)       114,125
                                      ---------         ---------       ---------    ---------      ---------
Balance, December 31, 2009            $ 237,158         $(142,828)      $  60,491    $ (54,096)     $ 100,725
Net investment gains (losses) on
 investments arising during the
 period                                 124,639                 -               -      (43,618)        81,021
Reclassification adjustment for
 (gains) losses included in net
 income                                  38,578                 -               -      (13,501)        25,077
Reclassification adjustment for
 OTTI losses excluded from net
 income(2)                                   29                 -               -          (10)            19
Impact of net unrealized
 investment (gains) losses on
 deferred policy acquisition
 costs and other costs                        -           (51,330)              -       18,128        (33,202)
Impact of net unrealized
 investment (gains) losses on
 policyholders' account
 balances                                     -                 -          32,199      (11,270)        20,929
                                      ---------         ---------       ---------    ---------      ---------
Balance, December 31, 2010            $ 400,404         $(194,158)      $  92,690    $(104,367)     $ 194,569
Net investment gains (losses) on
 investments arising during the
 period                                 128,890                 -               -      (45,090)        83,800
Reclassification adjustment for
 (gains) losses included in net
 income                                 (85,445)                -               -       29,905        (55,540)

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

3. INVESTMENTS (continued)

                                                                                               Accumulated Other
                                                                                                 Comprehensive
                                                                                                 Income (Loss)
                                                                                    Deferred    Related To Net
                                  Net Unrealized    Deferred Policy  Policy Holder Income Tax     Unrealized
                                 Gains/(Losses) on Acquisition Costs    Account    (Liability) Investment Gains
                                  Investments(1)    and Other Costs    Balances      Benefit       (Losses)
                                 ----------------- ----------------- ------------- ----------- -----------------
                                                                 (in thousands)
Reclassification adjustment for
 OTTI losses excluded from net
 income(2)                               (212)                 -              -            73          (139)
Impact of net unrealized
 investment (gains) losses on
 deferred policy acquisition
 costs                                      -             14,638              -        (5,124)        9,514
Impact of net unrealized
 investment (gains) losses on
 policyholders' account
 balances                                   -                  -        (17,345)        6,070       (11,275)
                                     --------          ---------       --------     ---------      --------
Balance, December 31, 2011           $443,637          $(179,520)      $ 75,345     $(118,533)     $220,929
                                     ========          =========       ========     =========      ========

    (1)Includes cash flow hedges. See Note 5 for information on cash flow hedges.
    (2)Represents "transfers out" related to the portion of OTTI losses recognized during the period that were not recognized in earnings for securities with no prior OTTI loss.

The table below presents net unrealized gains (losses) on investments by asset at December 31:

                                                                     December 31, December 31, December 31,
                                                                         2011         2010         2009
                                                                     ------------ ------------ ------------
                                                                                 (in thousands)
Fixed maturity securities on which an OTTI loss has been recognized    $(18,648)    $(24,704)    $(25,885)
Fixed maturity securities, available for sale - all other               411,366      365,178      210,581
Equity securities, available for sale                                    (1,359)       1,443          310
Derivatives designated as cash flow hedges (1)                            2,523          808       (2,974)
Other investments                                                        31,107       32,975       29,241
                                                                       --------     --------     --------
Net unrealized gains (losses) on investments                           $424,989     $375,700     $211,273
                                                                       ========     ========     ========

    (1)See Note 5 for more information on cash flow hedges.

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

3. INVESTMENTSX (continued)


Duration of Gross Unrealized Loss Positions for Fixed Maturities
The following table shows the fair value and gross unrealized losses aggregated by investment category and length of time that individual fixed maturity securities have been in a continuous unrealized loss position, at December 31:

                                                                  December 31, 2011
                                          -------------------------------------------------------------------
                                          Less than twelve months Twelve months or more         Total
                                          ----------------------- --------------------- ---------------------
                                                        Gross                  Gross                 Gross
                                                      Unrealized             Unrealized            Unrealized
                                          Fair Value    Losses    Fair Value   Losses   Fair Value   Losses
                                          ----------  ----------  ---------- ---------- ---------- ----------
                                                                   (in thousands)
Fixed maturities, available for sale
U.S. Treasury securities and obligations
 of U.S. government authorities and
 agencies                                  $  4,696     $    4     $     -    $     -    $  4,696   $     4
Obligations of U.S. states and their
 political subdivisions                           -          -           -          -           -         -
Foreign government bonds                         96          4           -          -          96         4
Corporate securities                        196,766      6,060      13,355      2,393     210,121     8,453
Asset-backed securities                      57,956        389      69,641     22,106     127,597    22,495
Commercial mortgage-backed
 securities                                     563          -       1,051          2       1,614         2
Residential mortgage-backed securities        4,706        213       4,022        124       8,728       337
                                           --------     ------     -------    -------    --------   -------
Total                                      $264,783     $6,670     $88,069    $24,625    $352,852   $31,295
                                           ========     ======     =======    =======    ========   =======

                                                                        December 31, 2010
                                                -------------------------------------------------------------------
                                                Less than twelve months Twelve months or more         Total
                                                ----------------------- --------------------- ---------------------
                                                              Gross                  Gross                 Gross
                                                            Unrealized             Unrealized            Unrealized
                                                Fair Value    Losses    Fair Value   Losses   Fair Value   Losses
                                                ----------  ----------  ---------- ---------- ---------- ----------
                                                                         (in thousands)
Fixed maturities, available for sale
U.S. Treasury securities and obligations of
 U.S. government authorities and agencies        $  9,075         43            -         -    $  9,075   $    43
Obligations of U.S. states and their political
 subdivisions                                      20,662      1,063            -         -      20,662     1,063
Foreign government bonds                              152          -            -         -         152         -
Corporate securities                              330,322      9,606       51,283     3,860     381,605    13,466
Asset-backed securities                            23,625        189       95,622    29,888     119,247    30,077
Commercial mortgage-backed securities              14,375        247            -         -      14,375       247
Residential mortgage-backed securities              3,406         57        5,934       137       9,340       194
                                                 --------    -------     --------   -------    --------   -------
Total                                            $401,617    $11,205     $152,839   $33,885    $554,456   $45,090
                                                 ========    =======     ========   =======    ========   =======

The gross unrealized losses at December 31, 2011 and 2010 are composed of $10 million and $23 million, respectively, related to high or highest quality securities based on NAIC or equivalent rating and $21 million and $22 million, respectively, related to other than high or highest quality securities based on NAIC or equivalent rating. At December 31, 2011, $22 million of the gross unrealized losses represented declines in value of greater than 20%, $3 million of which had been in that position for less than six months, as compared to $27 million at

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

3. INVESTMENTS (continued)

December 31, 2010 that represented declines in value of greater than 20%, none of which had been in that position for less than six months. At December 31, 2011 and December 31, 2010, the $25 million and $34 million respectively, of gross unrealized losses of twelve months or more were concentrated in asset backed securities. In accordance with its policy described in Note 2, the Company concluded that an adjustment to earnings for other-than-temporary impairments for these securities was not warranted at December 31, 2011 and December 31, 2010. These conclusions are based on a detailed analysis of the underlying credit and cash flows on each security. The gross unrealized losses are primarily attributable to credit spread widening and increased liquidity discounts. At December 31, 2011, the Company does not intend to sell the securities and it is not more likely than not that the Company will be required to sell the securities before the anticipated recovery of its remaining amortized cost basis.

Duration of Gross Unrealized Loss Positions for Equity Securities
The following table shows the fair value and gross unrealized losses aggregated by length of time that individual equity securities have been in a continuous unrealized loss position, at December 31:

                                                               December 31, 2011
                                       --------------------------------------------------------------------
                                        Less than twelve months Twelve months or more         Total
                                       ------------------------ --------------------- ---------------------
                                                      Gross                  Gross                 Gross
                                                    Unrealized             Unrealized            Unrealized
                                       Fair Value     Losses    Fair Value   Losses   Fair Value   Losses
                                       ----------   ----------  ---------- ---------- ---------- ----------
                                                                (in thousands)
Equity securities, available for sale    $3,016       $1,966      $    -      $  -      $3,016     $1,966
                                         ======       ======      ======      ====      ======     ======

                                                               December 31, 2010
                                       --------------------------------------------------------------------
                                       Less than twelve months  Twelve months or more         Total
                                       ------------------------ --------------------- ---------------------
                                                      Gross                  Gross                 Gross
                                                    Unrealized             Unrealized            Unrealized
                                       Fair Value     Losses    Fair Value   Losses   Fair Value   Losses
                                       ----------   ----------  ---------- ---------- ---------- ----------
                                                                (in thousands)
Equity securities, available for sale    $6,606       $1,750      $1,536      $159      $8,142     $1,909
                                         ======       ======      ======      ====      ======     ======

At December 31, 2011, $2 million of the gross unrealized losses represented declines of greater than 20%, $1.4 million of which have been in that position for less than six months. At December 31, 2010, $2 million of the gross unrealized losses represented declines of greater than 20%, all of which had been in that position for less than six months. Included in the December 31, 2010 table above are perpetual preferred securities. Perpetual preferred securities have characteristics of both debt and equity securities. Since an impairment model similar to fixed maturity securities is applied to these securities, an other-than-temporary impairment has not been recognized on certain perpetual preferred securities that have been in a continuous unrealized loss position for twelve months or more as of December 31, 2011 and December 31, 2010. In accordance with its policy described in Note 2, the Company concluded that an adjustment for other-than-temporary impairments for these equity securities was not warranted at December 31, 2011 and December 31, 2010.

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

3. INVESTMENTS (continued)


Securities Pledged and Special Deposits
The Company pledges as collateral investment securities it owns to unaffiliated parties through certain transactions, including securities lending, securities sold under agreements to repurchase and futures contracts. At December 31, the carrying value of investments pledged to third parties as reported in the Consolidated Statements of Financial Position included the following:

                                                               2011    2010
                                                             -------- -------
                                                              (in thousands)
  Fixed maturity securities, available for sale - all other  $189,143 $76,981
  Trading account assets                                          232       -
                                                             -------- -------
  Total securities pledged                                   $189,375 $76,981
                                                             ======== =======

As of December 31, 2011, the carrying amount of the associated liabilities supported by the pledged collateral was $194 million. Of this amount, $154 million was "Cash collateral for loaned securities" and $40 million was "Securities sold under agreements to repurchase." As of December 31, 2010, the carrying amount of the associated liabilities supported by the pledged collateral was $80 million. Of this amount, $3 million was "Securities sold under agreements to repurchase" and $77 million was "Cash collateral for loaned securities."

Fixed maturities of $4 million at December 31, 2011 and December 31, 2010 were on deposit with governmental authorities or trustees as required by certain insurance laws.

4. DEFERRED POLICY ACQUISITION COSTS

The balances of and changes in deferred policy acquisition costs as of and for the years ended December 31, are as follows:

                                                                             2011        2010        2009
                                                                          ----------  ----------  ----------
                                                                                    (in thousands)
Balance, beginning of year                                                $2,693,689  $1,913,804  $2,015,110
Capitalization of commissions, sales and issue expenses                    1,096,301     906,235     429,258
Amortization- Impact of assumption and experience unlocking and true-ups     (25,242)     75,579     (71,294)
Amortization- All other                                                     (947,961)   (142,007)   (160,330)
Change in unrealized investment gains/(losses)                                 9,973     (59,922)   (298,940)
Ceded DAC upon Coinsurance Treaty with PAR U (See Note 13)                  (281,160)          -           -
                                                                          ----------  ----------  ----------
Balance, end of year                                                      $2,545,600  $2,693,689  $1,913,804
                                                                          ==========  ==========  ==========

Deferred acquisition costs include reductions in capitalization and amortization related to reinsurance expense allowances resulting from the coinsurance treaties with Prudential Arizona Reinsurance Captive Company, or "PARCC," Prudential Arizona Reinsurance Term Company, or "PAR TERM," Prudential Arizona Reinsurance III Company, or "PAR III" and Prudential Arizona Reinsurance Universal Company or "PAR U," as discussed in Note 13.

Ceded capitalization amounted to $208 million, $220 million and $220 million in 2011, 2010 and 2009, respectively. Ceded amortization amounted to $70 million, $67 million and $53 million in 2011, 2010 and 2009, respectively. The ceded portion of the impact on deferred acquisition costs related to changes in unrealized gains/(losses) arising from the 2011 coinsurance agreement with PAR U increased the deferred acquisition cost asset $147 million. Deferred acquisition costs also include a $281 million reduction resulting from the coinsurance agreement with PAR U effective July 1, 2011 (see Note 13).

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

5. POLICYHOLDERS' LIABILITIES


Future Policy Benefits

Future policy benefits at December 31, are as follows:

                                                      2011        2010
                                                   ---------- -----------
                                                       (in thousands)
     Life insurance - domestic                     $3,184,177 $$2,690,544
     Life insurance - Taiwan                          977,889     939,159
     Individual and group annuities                    68,612      57,313
     Policy claims and other contract liabilities   1,063,630    (359,467)
                                                   ---------- -----------
     Total future policy benefits                  $5,294,308 $ 3,327,549
                                                   ========== ===========

Life insurance liabilities include reserves for death benefits and other policy benefits. Individual and Group annuity liabilities include reserves for annuities that are in payout status.

Future policy benefits for domestic and Taiwan individual non-participating traditional life insurance policies are generally equal to the aggregate of
(1) the present value of future benefit payments and related expenses, less the present value of future net premiums, and (2) any premium deficiency reserves. Assumptions as to mortality and persistency are based on the Company's experience, and in certain instances, industry experience, when the basis of the reserve is established. Interest rates range from 2.50% to 8.25% for setting domestic insurance reserves and 6.18% to 7.43% for setting Taiwan reserves.

Future policy benefits for individual and group annuities and supplementary contracts are generally equal to the aggregate of (1) the present value of expected future payments, and (2) any premium deficiency reserves. Assumptions as to mortality are based on the Company's experience, and in certain instances, industry experience, when the basis of the reserve is established. The interest rates used in the determination of present values range from 1.34% to 14.75%, with approximately 11.45% of the reserves based on an interest rate in excess of 8.00%. The interest rate used in the determination of group annuities reserves is 14.75%.

Future policy benefits for other contract liabilities are generally equal to the present value of expected future payments based on the Company's experience. Other contract liabilities also includes liabilities for guarantee benefits related to certain nontraditional long-duration life and annuity contracts which are discussed in Note 7. The interest rates used in the determination of the present values range from 1.39% to 5.88%.

Policyholders' Account Balances
Policyholders' account balances at December 31, are as follows:

                                                    2011       2010
                                                 ---------- ----------
                                                    (in thousands)
          Interest-sensitive life contracts      $4,645,659 $4,322,863
          Individual annuities                    1,826,854  1,869,965
          Guaranteed interest accounts              776,731    841,268
          Other                                     562,430    477,891
                                                 ---------- ----------
          Total policyholders' account balances  $7,811,674 $7,511,987
                                                 ========== ==========

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

5. POLICYHOLDERS' LIABILITIES (continued)


Policyholders' account balances represent an accumulation of account deposits plus credited interest less withdrawals, expenses and mortality charges, if applicable. Interest crediting rates range from 3.00% to 5.00% for interest-sensitive contracts. Interest crediting rates for individual annuities may range from 1.00 % to 9.00 % with less than 0.01 % of policyholders' account balances with interest crediting rates in excess of 8.00%. Interest crediting rates for guaranteed interest accounts range from 1.00 % to 6.00 %. Interest crediting rates range from 1.00 % to 8.00 % for other.

6. REINSURANCE

The Company participates in reinsurance with its affiliates Prudential Insurance, Prudential of Taiwan, PARCC, UPARC, PAR U, Pruco Re, PAR III, and PAR TERM, in order to provide risk diversification, additional capacity for future growth and limit the maximum net loss potential. Life reinsurance is accomplished through various plans of reinsurance, primarily yearly renewable term and coinsurance. Reinsurance ceded arrangements do not discharge the Company as the primary insurer. Ceded balances would represent a liability of the Company in the event the reinsurers were unable to meet their obligations to the Company under the terms of the reinsurance agreements. The Company believes a material reinsurance liability resulting from such inability of reinsurers to meet their obligations is unlikely.

The Company has entered into various reinsurance agreements with an affiliate, Pruco Re, to reinsure its living benefit features sold on certain of its annuities as part of its risk management and capital management strategies. For additional details on these agreements, see Note 13.

Reinsurance premiums, commissions, expense reimbursements, benefits and reserves related to reinsured long-duration contracts are accounted for using assumptions consistent with those used to account for the underlying contracts. Amounts recoverable from reinsurers, for long duration reinsurance arrangements, are estimated in a manner consistent with the claim liabilities and policy benefits associated with the reinsured policies. The affiliated reinsurance agreements are described further in Note 13.

Reinsurance amounts included in the Company's Consolidated Statements of Operations and Comprehensive Income for the years December 31, as follows:

                                                                      2011        2010         2009
                                                                  -----------  ----------  -----------
                                                                             (in thousands)
Premiums                                                          $ 1,127,239  $1,061,881  $   959,698
Reinsurance ceded                                                  (1,054,452)   (995,489)    (888,105)
                                                                  -----------  ----------  -----------
  Premiums                                                        $    72,787  $   66,392  $    71,593
                                                                  ===========  ==========  ===========
Direct policy charges and fees                                    $ 1,445,303  $1,032,261  $   935,885
Reinsurance ceded                                                    (335,808)   (441,214)    (283,851)
                                                                  -----------  ----------  -----------
  Policy charges and fees                                         $ 1,109,495  $  591,047  $   652,034
                                                                  ===========  ==========  ===========
Policyholders' benefits ceded                                     $   742,529  $  678,782  $   515,539
Realized capital gains/(losses) net, associated with derivatives  $ 1,185,096  $ (497,195) $(1,183,687)

Reinsurance premiums ceded for interest-sensitive life products are accounted for as a reduction of policy charges and fee income. Reinsurance premiums ceded for term insurance products are accounted for as a reduction of premiums.

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

6. REINSURANCE (continued)


Realized investment gains and losses include the impact of reinsurance agreements that are accounted for as embedded derivatives. Changes in the fair value of the embedded derivatives are recognized through "Realized investment gains/(losses)." The Company has entered into reinsurance agreements to transfer the risk related to certain living benefit options on variable annuities to Pruco Re. The Company also entered into an agreement with UPARC (See Note 13) to reinsure a portion of the no-lapse guarantee provision on certain universal life products. These reinsurance agreements are derivatives and have been accounted for in the same manner as an embedded derivative. See
Note 11 for additional information related to the accounting for embedded derivatives.

Reinsurance recoverables included in the Company's Consolidated Statements of Financial Position at December 31, 2011 and 2010 were as follows:

                                                December 31, December 31,
                                                    2011         2010
                                                ------------ ------------
                                                     (in thousands)
      Domestic life insurance-affiliated         $3,876,626   $2,153,734
      Domestic individual annuities-affiliated      869,159     (372,823)
      Domestic life insurance-unaffiliated             (658)         239
      Taiwan life insurance-affiliated.........     983,989      946,011
                                                 ----------   ----------
                                                 $5,729,116   $2,727,161
                                                 ==========   ==========

Substantially all reinsurance contracts are with affiliates as of December 31, 2011 and December 31, 2010. These contracts are described further in Note 13.

The gross and net amounts of life insurance face amount in force as of December 31, 2011 and 2010 were as follows:

                                                2011           2010           2009
                                           -------------  -------------  -------------
                                                          (in thousands)
Gross life insurance face amount in force  $ 569,684,855  $ 546,708,450  $ 517,012,733
Reinsurance ceded                           (517,857,797)  (492,314,245)  (465,245,943)
                                           -------------  -------------  -------------
Net life insurance face amount in force    $  51,827,058  $  54,394,205  $  51,766,790
                                           =============  =============  =============

7. CERTAIN NONTRADITIONAL LONG-DURATION CONTRACTS

The Company issues traditional variable annuity contracts through its separate accounts for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contractholder. The Company also issues variable annuity contracts with general and separate account options where the Company contractually guarantees to the contractholder a return of no less than (1) total deposits made to the contract less any partial withdrawals ("return of net deposits"), (2) total deposits made to the contract less any partial withdrawals plus a minimum return ("minimum return"), or
(3) the highest contract value on a specified date minus any withdrawals ("contract value"). These guarantees include benefits that are payable in the event of death, annuitization or at specified dates during the accumulation period and withdrawal and income benefits payable during specified periods.

The Company also issues annuity contracts with market value adjusted investment options ("MVAs"), which provide for a return of principal plus a fixed rate of return if held to maturity, or, alternatively, a "market adjusted

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

7. CERTAIN NONTRADITIONAL LONG-DURATION CONTRACTS (continued)

value" if surrendered prior to maturity or if funds are allocated to other investment options. The market value adjustment may result in a gain or loss to the Company, depending on crediting rates or an indexed rate at surrender, as applicable.

In addition, the Company issues variable life, variable universal life and universal life contracts where the Company contractually guarantees to the contractholder a death benefit even when there is insufficient value to cover monthly mortality and expense charges, whereas otherwise the contract would typically lapse ("no lapse guarantee"). Variable life and variable universal life contracts are offered with general and separate account options similar to variable annuities.

The assets supporting the variable portion of both traditional variable annuities and certain variable contracts with guarantees are carried at fair value and reported as "Separate account assets" with an equivalent amount reported as "Separate account liabilities." Amounts assessed against the contractholders for mortality, administration, and other services are included within revenue in "Policy charges and fee income" and changes in liabilities for minimum guarantees are generally included in "Policyholders' benefits." In 2011, 2010 and 2009 there were no gains or losses on transfers of assets from the general account to a separate account.

For those guarantees of benefits that are payable in the event of death, the net amount at risk is generally defined as the current guaranteed minimum death benefit in excess of the current account balance at the balance sheet date. The Company's primary risk exposures for these contracts relates to actual deviations from, or changes to, the assumptions used in the original pricing of these products, including equity market returns, contract lapses and contractholder mortality.

For guarantees of benefits that are payable at annuitization, the net amount at risk is generally defined as the present value of the minimum guaranteed annuity payments available to the contractholder determined in accordance with the terms of the contract in excess of the current account balance. The Company's primary risk exposures for these contracts relates to actual deviations from, or changes to, the assumptions used in the original pricing of these products, including equity market returns, timing of annuitization, contract lapses and contractholder mortality.

For guarantees of benefits that are payable at withdrawal, the net amount at risk is generally defined as the present value of the minimum guaranteed withdrawal payments available to the contractholder determined in accordance with the terms of the contract in excess of the current account balance. For guarantees of accumulation balances, the net amount at risk is generally defined as the guaranteed minimum accumulation balance minus the current account balance. The Company's primary risk exposures for these contracts relates to actual deviations from, or changes to, the assumptions used in the original pricing of these products, including equity market returns, interest rates, market volatility or contractholder behavior used in the original pricing of these products.

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

7. CERTAIN NONTRADITIONAL LONG-DURATION CONTRACTS (continued)


The Company's contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed may not be mutually exclusive. The liabilities related to the net amount at risk are reflected within "Future policy benefits." As of December 31, 2011 and 2010, the Company had the following guarantees associated with these contracts, by product and guarantee type:

                                                       December 31, 2011            December 31, 2010
                                                  ---------------------------- ----------------------------
                                                    In the           At          In the           At
                                                   Event of    Annuitization/   Event of    Annuitization/
                                                    Death     Accumulation (1)   Death     Accumulation (1)
                                                  ----------- ---------------- ----------- ----------------
                                                                       (in thousands)
Variable Annuity Contracts
Return of Net Deposits
Account value                                     $37,091,904   $       N/A    $23,853,223   $       N/A
Net amount at risk                                    947,037           N/A    $   112,961           N/A
Average attained age of contractholders                    60           N/A       60 years           N/A
Minimum return or contract value
Account value                                     $14,074,097   $43,987,117    $12,334,087   $29,079,105
Net amount at risk                                $ 2,571,505   $ 3,048,978    $ 1,725,293   $   847,993
Average attained age of contractholders                    66            60       66 years      60 years
Average period remaining until earliest expected
 annuitization                                            N/A    0.55 years            N/A    1.24 years

    (1)Includes income and withdrawal benefits as described herein

                                 Unadjusted Value Adjusted Value Unadjusted Value Adjusted Value
Market value adjusted annuities  ---------------- -------------- ---------------- --------------
        Account value                $673,038        $676,087        $738,349        $744,269

                                                                        December 31, December 31,
                                                                            2011         2010
                                                                        ------------ ------------
                                                                          In the Event of Death
                                                                        -------------------------
                                                                             (in thousands)
  Variable Life, Variable Universal Life and Universal Life Contracts
No Lapse Guarantees
Separate account value                                                  $ 2,418,679  $ 2,391,911
General account value                                                   $ 2,089,347  $ 1,789,570
Net amount at risk                                                      $54,917,077  $51,499,882
Average attained age of contractholders                                    52 years     51 years

Account balances of variable annuity contracts with guarantees were invested in separate account investment options as follows:

                                December 31, 2011 December 31, 2010
                                ----------------- -----------------
                                          (in thousands)
            Equity funds           $23,180,461       $20,486,317
            Bond funds              23,125,115        11,185,349
            Money market funds       2,493,553         2,035,929
                                   -----------       -----------
            Total                  $48,799,129       $33,707,595
                                   ===========       ===========

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

7. CERTAIN NONTRADITIONAL LONG-DURATION CONTRACTS (continued)


In addition to the above mentioned amounts invested in separate account investment options, $2.367 billion and $2.480 billion of account balances of variable annuity contracts with guarantees, inclusive of contracts with MVA feature, were invested in general account investment options in 2011 and 2010, respectively.

Liabilities for Guaranteed Benefits
The table below summarizes the changes in general account liabilities for guarantees on variable contracts. The liabilities for guaranteed minimum death benefits ("GMDB") and guaranteed minimum income benefits ("GMIB") are included in "Future policy benefits" and the related changes in the liabilities are included in "Policyholders' benefits." Guaranteed minimum income and withdrawal benefits ("GMIWB"), guaranteed minimum withdrawal benefits ("GMWB") and guaranteed minimum accumulation benefits ("GMAB") features are considered to be bifurcated embedded derivatives and are recorded at fair value. Changes in the fair value of these derivatives, including changes in the Company's own risk of non-performance, along with any fees attributed or payments made relating to the derivative, are recorded in "Realized investment gains (losses), net." See
Note 10 for additional information regarding the methodology used in determining the fair value of these embedded derivatives. The liabilities for GMAB, GMWB and GMIWB are included in "Future policy benefits."

                                                                                  GMWB-GMIWB-
                                                GMDB                   GMIB          GMAB        Total
                                    ---------------------------  ---------------- ----------- ----------
                                                Variable Life,
                                              Variable Universal
                                    Variable   Life & Universal
                                    Annuity          Life        Variable Annuity
                                                               (in thousands)
Balance as of December 31, 2008     $162,569       $ 86,739          $ 41,017     $  794,640  $1,084,965
  Incurred guarantee benefits (1)    (13,709)        63,694           (14,478)      (812,179)   (776,672)
  Paid guarantee benefits            (68,937)        (7,262)               --             --     (76,199)
                                    --------       --------          --------     ----------  ----------
Balance as of December 31, 2009     $ 79,923       $143,171          $ 26,539     $  (17,539) $  232,094
  Incurred guarantee benefits (1)      5,522         18,496               361       (435,284)   (410,905)
  Paid guarantee benefits            (36,616)          (560)             (182)            --     (37,358)
                                    --------       --------          --------     ----------  ----------
Balance as of December 31, 2010     $ 48,829       $161,107          $ 26,718     $ (452,823) $ (216,169)
  Incurred guarantee benefits (1)     87,111         66,082             7,120      1,365,810   1,526,123
  Paid guarantee benefits            (38,305)        (2,280)             (828)            --     (41,413)
                                    --------       --------          --------     ----------  ----------
Balance as of December 31, 2011     $ 97,635       $224,909          $ 33,010     $  912,987  $1,268,541
                                    ========       ========          ========     ==========  ==========

    (1)Incurred guarantee benefits include the portion of assessments established as additions to reserves as well as changes in estimates affecting the reserves. Also includes changes in the fair value of features considered to be embedded derivatives.

The GMDB liability is determined each period end by estimating the accumulated value of a portion of the total assessments to date less the accumulated value of the death benefits in excess of the account balance. The GMIB liability is determined each period by estimating the accumulated value of a portion of the total assessments to date less the accumulated value of the projected income benefits in excess of the account balance. The portion of assessments used is chosen such that, at issue (or, in the case of acquired contracts, at the acquisition date), the present value of expected death benefits or expected income benefits in excess of the projected account balance and the portion of the present value of total expected assessments over the lifetime of the contracts are equal. The Company regularly evaluates the estimates used and adjusts the GMDB and GMIB liability balances, with an associated charge or credit to earnings, if actual experience or other evidence suggests that earlier assumptions should be revised.

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

7. CERTAIN NONTRADITIONAL LONG-DURATION CONTRACTS (continued)


The GMAB features provide the contractholder with a guaranteed return of initial account value or an enhanced value if applicable. The most significant of the Company's GMAB features are the guaranteed return option ("GRO") features, which includes an asset transfer feature that reduces the Company's exposure to these guarantees. The GMAB liability is calculated as the present value of future expected payments to customers less the present value of assessed rider fees attributable to the embedded derivative feature.

The GMWB features provide the contractholder with a guaranteed remaining balance if the account value is reduced to zero through a combination of market declines and withdrawals. The guaranteed remaining balance is generally equal to the protected value under the contract, which is initially established as the greater of the account value or cumulative deposits when withdrawals commence, less cumulative withdrawals. The contractholder also has the option, after a specified time period, to reset the guaranteed remaining balance to the then-current account value, if greater. The GMWB liability is calculated as the present value of future expected payments to customers less the present value of assessed rider fees attributable to the embedded derivative feature.

The GMIWB features, taken collectively, provides a contractholder two optional methods to receive guaranteed minimum payments over time, a "withdrawal" option or an "income" option. The withdrawal option (which is available under only one of the Company's GMIWBs) guarantees that a contract holder can withdraw an amount each year until the cumulative withdrawals reach a total guaranteed balance. The income option (which varies among the Company's GMIWBs) in general guarantees the contract holder the ability to withdraw an amount each year for life (or for joint lives, in the case of any spousal version of the benefit) where such amount is equal to a percentage of a protected value under the benefit. The contractholder also has the potential to increase this annual amount, based on certain subsequent increases in account value that may occur. Certain GMIWB features include an asset transfer feature that reduces the Company's exposure to these guarantees. The GMIWB liability is calculated as the present value of future expected payments to customers less the present value of assessed rider fees attributable to the embedded derivative feature.

As part of its risk management strategy, the Company limits its exposure to these risks through a combination of product design elements, such as an asset transfer feature, and affiliated reinsurance agreements. The asset transfer feature included in the design of certain optional living benefits transfers assets between certain variable investments selected by the annuity contractholder and, depending on the benefit feature, a fixed rate account in the general account or a bond portfolio within the separate accounts. The transfers are based on the static mathematical formula, used with the particular optional benefit, which considers a number of factors, including the impact of investment performance of the contractholder total account value. In general, negative investment performance may result in transfers to a fixed-rate account in the general account or a bond portfolio within the separate accounts, and positive investment performance may result in transfers back to contractholder-selected variable investments. Other product design elements utilized for certain products to manage these risks include asset allocation restrictions and minimum issuance age requirements. For risk management purposes the Company segregates the variable annuity living benefit features into those that include the asset transfer feature including certain GMIWB riders and certain GMAB riders that feature the GRO policyholder benefits; and those that do not include the asset transfer feature, including certain legacy GMIWB, GMWB, GMAB and GMIB riders. Living benefit riders that include the asset transfer feature also include GMDB riders, and as such the GMDB risk in these riders also benefits from the asset transfer feature.

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

7. CERTAIN NONTRADITIONAL LONG-DURATION CONTRACTS (continued)


Sales Inducements
The Company defers sales inducements and amortizes them over the life of the policy using the same methodology and assumptions used to amortize deferred policy acquisition costs. These deferred sales inducements are included in "Deferred Sales Inducements" in the Company's Statements of Financial Position. The Company offers various types of sales inducements. These inducements include: (1) a bonus whereby the policyholder's initial account balance is increased by an amount equal to a specified percentage of the customer's initial deposit and (2) additional credits after a certain number of years a contract is held. Changes in deferred sales inducements, reported as "Interest credited to policyholders' account balances," are as follows:

                                                                    2011      2010      2009
                                                                 ---------  --------  --------
                                                                         (in thousands)
Balance, beginning of year                                       $ 537,943  $296,341  $269,310
Capitalization                                                     289,642   246,006    94,526
Amortization- Impact of assumption and experience unlocking and
 true-ups                                                          (24,919)   15,638    11,070
Amortization- All other                                           (260,964)  (26,373)  (58,634)
Change in unrealized investment gains and (losses)                   1,040     6,330   (19,930)
                                                                 ---------  --------  --------
Balance, end of year                                             $ 542,742  $537,943  $296,341
                                                                 =========  ========  ========

8. STATUTORY NET INCOME AND SURPLUS AND DIVIDEND RESTRICTIONS

The Company is required to prepare statutory financial statements in accordance with accounting practices prescribed or permitted by the Arizona Department of Insurance. Statutory accounting practices primarily differ from GAAP by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions and valuing investments, deferred taxes, and certain assets on a different basis.

Statutory net income (loss) for the Company amounted to ($589) million, $277 million, and $167 million for the years ended December 31, 2011, 2010, and 2009, respectively. Statutory surplus of the Company amounted to $1,496 million and $1,218 million at December 31, 2011 and 2010, respectively.

The Company prepares its statutory financial statements in accordance with accounting practices prescribed or permitted by the Arizona Department of Insurance. Prescribed statutory accounting practices include publications of the NAIC, state laws, regulations, and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed.

The Company is subject to Arizona law, which limits the amount of dividends that insurance companies can pay to stockholders without approval of the Arizona Department of Insurance. The maximum dividend, which may be paid in any twelve-month period without notification or approval, is limited to the lesser of 10% of statutory surplus as of December 31 of the preceding year or the net gain from operations of the preceding calendar year. Cash dividends may only be paid out of surplus derived from realized net profits. Based on these limitations, the Company is restricted from paying dividends in 2012 without prior approval. In 2009 and 2011, there were no dividends nor any returns of capital paid by the Company to the parent company. The Company paid a dividend of $100 million in 2010, of which $90 million was considered an ordinary dividend and $10 million was considered an extraordinary dividend.

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

9. INCOME TAXES


The components of income tax expense (benefit) for the years ended December 31, were as follows:

                                                                 2011      2010       2009
                                                              ---------  --------  ---------
                                                                      (in thousands)
Current tax expense (benefit):
  U.S.                                                        $  42,474  $157,318  $  93,658
                                                              ---------  --------  ---------
Total                                                            42,474   157,318     93,658
                                                              ---------  --------  ---------
Deferred tax expense (benefit):
  U.S.                                                         (263,930)  (29,219)  (248,231)
                                                              ---------  --------  ---------
Total                                                          (263,930)  (29,219)  (248,231)
                                                              ---------  --------  ---------
Total income tax expense (benefit) on income from operations   (221,456)  128,099   (154,573)
Other comprehensive income                                       16,417    50,137    135,293
Cumulative effect of changes in accounting policy                    --        --     10,637
                                                              ---------  --------  ---------
Total income tax expense (benefit) on continuing operations   $(205,039) $178,236  $  (8,643)
                                                              =========  ========  =========

The Company's income (loss) from continuing operations before income taxes includes income (loss) from domestic operations of ($354.2) million, $517.0 million and ($254.9) million, and no income from foreign operations for the years ended December 31, 2011, 2010 and 2009, respectively.

The Company's actual income tax expense for the years ended December 31, differs from the expected amount computed by applying the statutory federal income tax rate of 35% to income from continuing operations before income taxes and cumulative effect of accounting change for the following reasons:

                                                                2011      2010       2009
                                                             ---------  --------  ---------
                                                                     (in thousands)
Expected federal income tax expense                          $(123,964) $180,944  $ (89,225)
Non-taxable investment income                                  (81,031)  (46,161)   (35,900)
Tax credits                                                    (15,977)   (5,553)    (2,270)
Expiration of statute of limitations and related interest            -         -    (33,812)
Other                                                             (484)   (1,131)     6,634
                                                             ---------  --------  ---------
Total income tax expense (benefit) on continuing operations  $(221,456) $128,099  $(154,573)
                                                             =========  ========  =========

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

9. INCOME TAXES (continued)


Deferred tax assets and liabilities at December 31, resulted from the items listed in the following table:

                                                      2011      2010
                                                    -------- ---------
                                                      (in thousands)
         Deferred tax assets
           Insurance reserves                       $995,018 $ 696,132
           Investments                                    --    45,654
           Other                                          --     1,821
                                                    -------- ---------
           Deferred tax assets                      $995,018 $ 743,607
                                                    -------- ---------
         Deferred tax liabilities
             Deferred acquisition costs             $594,677 $ 679,685
             Investments                              55,073         0
             Deferred Annuity Bonus                  189,960   188,280
             Net Unrealized gains on securities      147,787   131,136
             Other                                       723        --
                                                    -------- ---------
             Deferred tax liabilities                988,220   999,101
                                                    -------- ---------
         Net deferred tax asset (liability)         $  6,798 $(255,494)
                                                    ======== =========

The application of U.S. GAAP requires the Company to evaluate the recoverability of deferred tax assets and establish a valuation allowance if necessary to reduce the deferred tax asset to an amount that is more likely than not expected to be realized. Considerable judgment is required in determining whether a valuation allowance is necessary, and if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance the Company considers many factors, including: (1) the nature of the deferred tax assets and liabilities; (2) whether they are ordinary or capital; (3) in which tax jurisdictions they were generated and the timing of their reversal;
(4) taxable income in prior carryback years as well as projected taxable earnings exclusive of reversing temporary differences and carryforwards;
(5) the length of time that carryovers can be utilized in the various taxing jurisdictions; (6) any unique tax rules that would impact the utilization of the deferred tax assets; and (7) any tax planning strategies that the Company would employ to avoid a tax benefit from expiring unused. Although realization is not assured, management believes it is more likely than not that the deferred tax assets, net of valuation allowances, will be realized. The company had no valuation allowance as of December 31, 2011, 2010 and 2009.

Management believes that based on its historical pattern of taxable income, the Company will produce sufficient income in the future to realize its deferred tax assets. Adjustments to the valuation allowance will be made if there is a change in management's assessment of the amount of deferred tax asset that is realizable.

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

9. INCOME TAXES (continued)


The Company's unrecognized tax benefits as of December 31, 2009, 2010 and 2011 are as follows:

                                                                                         Unrecognized    Total
                                                                           Unrecognized  tax benefits unrecognized
                                                                           tax benefits    2002 and   tax benefits
                                                                           prior to 2002   forward     all years
                                                                           ------------- ------------ ------------
                                                                                       (in thousands)
Amounts as of December 31, 2008                                              $ 45,118      $ 6,079      $ 51,197
Increases in unrecognized tax benefits taken in prior period                        -            -             -
(Decreases) in unrecognized tax benefits taken in prior period                      -         (826)         (826)
Settlements with parent                                                       (17,197)           -       (17,197)
Settlements with taxing authorities                                                 -            -             -
(Decreases) in unrecognized tax benefits as a result of lapse of the
 applicable statute of limitations                                            (26,431)           -       (26,431)
                                                                             --------      -------      --------
Amounts as of December 31, 2009                                              $  1,490      $ 5,253      $  6,743
Increases in unrecognized tax benefits taken in prior period                        -            -             -
(Decreases) in unrecognized tax benefits taken in prior period                      -       (5,123)       (5,123)
                                                                             --------      -------      --------
Amounts as of December 31, 2010                                              $  1,490      $   130      $  1,620
Increases in unrecognized tax benefits taken in prior period
(Decreases) in unrecognized tax benefits taken in prior period                 (1,490)         (17)       (1,507)
                                                                             --------      -------      --------
Amounts as of December 31, 2011                                              $      0      $   113      $    113
                                                                             ========      =======      ========
Unrecognized tax benefits that, if recognized, would favorably impact the
 effective rate as of December 31, 2009                                      $  1,490      $     -      $  1,490
                                                                             ========      =======      ========
Unrecognized tax benefits that, if recognized, would favorably impact the
 effective rate as of December 31, 2010                                      $  1,490      $     -      $  1,490
                                                                             ========      =======      ========
Unrecognized tax benefits that, if recognized, would favorably impact the
 effective rate as of December 31, 2011                                      $      -      $     -      $      -
                                                                             ========      =======      ========

The Company classifies all interest and penalties related to tax uncertainties as income tax expense (benefit). The amounts recognized in the consolidated financial statements for tax-related interest and penalties for the years ended December 31, are as follows:

                                                                                                       2011   2010     2009
                                                                                                       ---- -------  -------
                                                                                                           (in thousands)
Interest and penalties recognized in the consolidated statements of operations                          $-  $(1,100) $(4,900)
Interest and penalties recognized in liabilities in the consolidated statements of financial position   $-  $     -  $ 1,100

The Company's liability for income taxes includes the liability for unrecognized tax benefits and interest that relate to tax years still subject to review by the Internal Revenue Service ("IRS") or other taxing authorities. The completion of review or the expiration of the Federal statute of limitations for a given audit period could result in an adjustment to the liability for income taxes. The Federal statute of limitations for the 2002 tax year expired on April 30, 2009. The Federal statute of limitations for the 2003 tax year expired on July 31, 2009. The Federal statute of limitations for the 2004 through 2007 tax years will expire in June 2012, unless extended. Tax years 2008 through 2010 are still open for IRS examination. The Company does not anticipate any significant changes within the next 12 months to its total unrecognized tax benefits related to tax years for which the statute of limitations has not expired.

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

9. INCOME TAXES (continued)


During the fourth quarter of 2011, the Company's parent, Prudential Financial, reached an agreement with the IRS on the resolution of the proposed foreign tax credits disallowance. The settlement of the foreign tax credit transactions for 2004 through 2006 marked the conclusion of the IRS audits for those years. As a result, all unrecognized tax positions plus interest relating to tax years prior to 2007 were recognized in 2011.

The dividends received deduction ("DRD") reduces the amount of dividend income subject to U.S. tax and is the primary component of the non-taxable investment income shown in the table above, and, as such, is a significant component of the difference between the Company's effective tax rate and the federal statutory tax rate of 35%. The DRD for the current period was estimated using information from 2010, current year results, and was adjusted to take into account the current year's equity market performance. The actual current year DRD can vary from the estimate based on factors such as, but not limited to, changes in the amount of dividends received that are eligible for the DRD, changes in the amount of distributions received from mutual fund investments, changes in the account balances of variable life and annuity contracts, and the Company's taxable income before the DRD.

In August 2007, the IRS released Revenue Ruling 2007-54, which included, among other items, guidance on the methodology to be followed in calculating the DRD related to variable life insurance and annuity contracts. In September 2007, the IRS released Revenue Ruling 2007-61. Revenue Ruling 2007-61 suspended Revenue Ruling 2007-54 and informed taxpayers that the U.S. Treasury Department and the IRS intend to address through new guidance the issues considered in Revenue Ruling 2007-54, including the methodology to be followed in determining the DRD related to variable life insurance and annuity contracts. On
February 13, 2012, the Obama Administration released the "General Explanations of the Administration's Revenue Proposals." One proposal would change the method used to determine the amount of the DRD. A change in the DRD, including the possible retroactive or prospective elimination of this deduction through guidance or legislation, could increase actual tax expense and reduce the Company's consolidated net income. These activities had no impact on the Company's 2009, 2010 or 2011 results.

In December 2006, the IRS completed all fieldwork with respect to its examination of the consolidated federal income tax returns for tax years 2002 and 2003. The final report was initially submitted to the Joint Committee on Taxation for their review in April 2007. The final report was resubmitted in March 2008 and again in April 2008. The Joint Committee returned the report to the IRS for additional review of an industry issue regarding the methodology for calculating the DRD related to variable life insurance and annuity contracts. The IRS completed its review of the issue and proposed an adjustment with respect to the calculation of the DRD. In order to expedite receipt of an income tax refund related to the 2002 and 2003 tax years, the Company agreed to such adjustment. The report, with the adjustment to the DRD, was submitted to the Joint Committee on Taxation in October 2008. The Company was advised on January 2, 2009 that the Joint Committee completed its consideration of the report and took no exception to the conclusions reached by the IRS. Accordingly, the final report was processed and a $157 million refund was received in February 2009. The Company believed that its return position with respect to the calculation of the DRD was technically correct. Therefore, the Company filed protective refund claims on October 1, 2009 to recover the taxes associated with the agreed upon adjustment. The IRS recently issued an Industry Director Directive ("IDD") stating that the methodology for calculating the DRD set forth in Revenue Ruling 2007-54 should not be followed. The IDD also confirmed that the IRS guidance issued before Revenue Ruling 2007-54, which guidance the Company relied upon in calculating its DRD, should be used to determine the DRD. The Company's parent, Prudential Financial, has received a refund of approximately $3 million pursuant to the protective refund claims. These activities had no impact on the Company's 2009, 2010 or 2011 results.

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

9. INCOME TAXES (continued)


For tax years 2007 through 2011, the Company is participating in the IRS's Compliance Assurance Program ("CAP"). Under CAP, the IRS assigns an examination team to review completed transactions contemporaneously during these tax years in order to reach agreement with the Company on how they should be reported in the tax returns. If disagreements arise, accelerated resolutions programs are available to resolve the disagreements in a timely manner before the tax returns are filed. It is management's expectation this program will shorten the time period between the filing of the Company's federal income tax returns and the IRS's completion of its examination of the returns.

10. FAIR VALUE OF ASSETS AND LIABILITIES

Fair Value Measurement - Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance around fair value established a framework for measuring fair value that includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs to valuation techniques into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1--Fair value is based on unadjusted quoted prices in active markets that are accessible to the Company for identical assets or liabilities. These generally provide the most reliable evidence and are used to measure fair value whenever available. Active markets are defined as having the following characteristics for the measured asset/liability: (i) many transactions,
(ii) current prices, (iii) price quotes not varying substantially among market makers, (iv) narrow bid/ask spreads and (v) most information publicly available. The Company's Level 1 assets and liabilities primarily include certain cash equivalents and certain short term investments, and equity securities. Prices are obtained from readily available sources for market transactions involving identical assets or liabilities.

Level 2--Fair value is based on significant inputs, other than Level 1 inputs, that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets and liabilities, quoted market prices in markets that are not active for identical or similar assets or liabilities, and other market observable inputs. The Company's Level 2 assets and liabilities include: fixed maturities (corporate public and private bonds, most government securities, certain asset-backed and mortgage-backed securities, etc.), certain equity securities (mutual funds, which do not actively trade and are priced based on a net asset value), and commercial mortgage loans, certain short-term investments and certain cash equivalents (primarily commercial paper), and certain over-the-counter derivatives. Valuations are generally obtained from third party pricing services for identical or comparable assets or liabilities or through the use of valuation methodologies using observable market inputs. Prices from services are validated through comparison to trade data and internal estimates of current fair value, generally developed using market observable inputs and economic indicators.

Level 3--Fair value is based on at least one or more significant unobservable inputs for the asset or liability. These inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability. The Company's Level 3 assets and liabilities primarily include: certain private fixed maturities and equity securities, certain manually priced public equity securities and fixed maturities, certain highly structured over-the-counter derivative contracts, certain commercial mortgage loans, certain consolidated real estate funds for which the Company is the general partner, and embedded derivatives resulting from certain products with guaranteed benefits. Prices are determined using valuation methodologies such as option pricing models, discounted cash flow models and other similar techniques. Non-binding broker quotes, which are utilized

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

10. FAIR VALUE OF ASSETS AND LIABILITIES (continued)

when pricing service information is not available, are reviewed for reasonableness based on the Company's understanding of the market, and are generally considered Level 3. Under certain conditions, based on its observations of transactions in active markets, the Company may conclude the prices received from independent third party pricing services or brokers are not reasonable or reflective of market activity. In those instances, the Company may choose to over-ride the third-party pricing information or quotes received and apply internally- developed values to the related assets or liabilities. To the extent the internally-developed valuations use significant unobservable inputs, they are classified as Level 3. As of December 31, 2011 and December 31, 2010, these over-rides on a net basis were not material.

Assets and Liabilities by Hierarchy Level - The tables below present the balances of assets and liabilities measured at fair value on a recurring basis, as of the dates indicated.

                                                                   As of December 31, 2011
                                                  ---------------------------------------------------------
                                                   Level 1     Level 2    Level 3   Netting (2)    Total
                                                  ---------- ----------- ---------- ----------- -----------
                                                                       (in thousands)
Fixed maturities, available for sale:
U.S. Treasury securities and obligations of U.S.
 government authorities and agencies              $        - $   153,703 $    4,696  $      -   $   158,399
Obligations of U.S. states and their political
 subdivisions                                              -      49,638          -         -        49,638
Foreign government bonds                                   -      54,521          -         -        54,521
Corporate securities                                       -   4,018,234     23,720         -     4,041,954
Asset-backed securities                                    -     310,816     62,429         -       373,245
Commercial mortgage-backed securities                      -     542,323          -         -       542,323
Residential mortgage-backed securities                     -     324,044          -         -       324,044
                                                  ---------- ----------- ----------  --------   -----------
  Sub-total                                                -   5,453,279     90,845         -     5,544,124
Trading account assets:
Asset-backed securities                                    -      17,419          -         -        17,419
Commercial mortgage-backed securities                      -       5,062          -         -         5,062
Equity securities                                          -           -      3,362         -         3,362
                                                  ---------- ----------- ----------  --------   -----------
  Sub-total                                                -      22,481      3,362         -        25,843
Equity securities, available for sale                  5,617           -      2,652         -         8,269
Short-term investments                               101,608     181,673          -         -       283,281
Cash equivalents                                      42,158     191,920          -         -       234,078
Other long-term investments                                -     180,603        686   (57,612)      123,677
Other assets                                               -      70,519    991,129         -     1,061,648
                                                  ---------- ----------- ----------  --------   -----------
  Sub-total excluding separate account assets        149,383   6,100,475  1,088,674   (57,612)    7,280,920
Separate account assets (1)                        1,803,852  56,130,595    222,324         -    58,156,771
                                                  ---------- ----------- ----------  --------   -----------
  Total assets                                    $1,953,235 $62,231,070 $1,310,998  $(57,612)  $65,437,691
                                                  ========== =========== ==========  ========   ===========
Future policy benefits                            $        - $         - $  912,988  $      -   $   912,988
Other Liabilities                                          -      57,612          -   (57,612)            -
                                                  ---------- ----------- ----------  --------   -----------
  Total liabilities                               $        - $    57,612 $  912,988  $(57,612)  $   912,988
                                                  ========== =========== ==========  ========   ===========

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

10. FAIR VALUE OF ASSETS AND LIABILITIES (continued)


                                                                             As of December 31, 2010
                                                             -------------------------------------------------------
                                                              Level 1     Level 2    Level 3    Netting     Total
                                                             ---------- ----------- ---------  --------  -----------
                                                                                  (in thousands)
Fixed maturities, available for sale:
U.S. Treasury securities and obligations of U.S.
 government authorities and agencies                         $        - $   227,962 $       -  $      -  $   227,962
Obligations of U.S. states and their political subdivisions           -      24,129         -         -       24,129
Foreign government bonds                                              -      54,709         -         -       54,709
Corporate securities                                                  -   4,321,147    49,050         -    4,370,197
Asset-backed securities                                               -     349,808    59,770         -      409,578
Commercial mortgage-backed securities                                 -     580,520         -         -      580,520
Residential mortgage-backed securities                                -     375,208         -         -      375,208
                                                             ---------- ----------- ---------  --------  -----------
  Sub-total                                                           -   5,933,483   108,820         -    6,042,303
Trading account assets:
Asset-backed securities                                               -      17,525         -         -       17,525
Commercial mortgage-backed securities                                 -       5,180         -         -        5,180
                                                             ---------- ----------- ---------  --------  -----------
  Sub-total                                                           -      22,705         -         -       22,705
Equity securities, available for sale                             8,920       8,695     1,792         -       19,407
Short-term investments                                           50,989     195,915         -         -      246,904
Cash equivalents                                                 42,040     237,871         -         -      279,911
Other long term investments                                           -      26,752         -   (11,557)      15,195
Other assets                                                          -      48,071  (222,491)        -     (174,420)
                                                             ---------- ----------- ---------  --------  -----------
  Sub-total excluding separate account assets                   101,949   6,473,492  (111,879)  (11,557)   6,452,005
Separate account assets (1)                                   1,654,810  41,415,830   198,451         -   43,269,091
                                                             ---------- ----------- ---------  --------  -----------
  Total assets                                               $1,756,759 $47,877,765 $  86,572  $(11,557) $49,721,096
                                                             ========== =========== =========  ========  ===========
Future policy benefits                                       $        - $         - $(452,822) $      -  $  (452,822)
Other Liabilities                                                     -      11,557         -   (11,557)           -
                                                             ---------- ----------- ---------  --------  -----------
  Total liabilities                                          $        - $    11,557 $(452,822) $(11,557) $  (452,822)
                                                             ========== =========== =========  ========  ===========

    (1)Separate account assets represent segregated funds that are invested for certain customers. Investment risks associated with market value changes are borne by the customers, except to the extent of minimum guarantees made by the Company with respect to certain accounts. Separate account assets classified as Level 3 consist primarily of real estate and real estate investment funds. Separate account liabilities are not included in the above table as they are reported at contract value and not fair value in the Company's Consolidated Statements of Financial Position.
    (2)"Netting" amounts represent the impact of offsetting asset and liability positions held with the same counterparty.

The methods and assumptions the Company uses to estimate the fair value of assets and liabilities measured at fair value on a recurring basis are summarized below. Information regarding separate account assets is excluded as the risk associated with these assets is primarily borne by the Company's customers and policyholders.

Fixed Maturity Securities - The fair values of the Company's public fixed maturity securities are generally based on prices obtained from independent pricing services. Prices from pricing services are sourced from multiple vendors, and a vendor hierarchy is maintained by asset type based on historical pricing experience and vendor expertise. The Company generally receives prices from multiple pricing services for each security, but

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

10. FAIR VALUE OF ASSETS AND LIABILITIES (continued)

ultimately uses the price from the pricing service highest in the vendor hierarchy based on the respective asset type. To validate reasonableness, prices are reviewed by internal asset managers through comparison with directly observed recent market trades and internal estimates of current fair value, developed using market observable inputs and economic indicators. Consistent with the fair value hierarchy described above, securities with validated quotes from pricing services are generally reflected within Level 2, as they are primarily based on observable pricing for similar assets and/or other market observable inputs. If the pricing information received from third party pricing services is not reflective of market activity or other inputs observable in the market, the Company may challenge the price through a formal process with the pricing service. If the pricing service updates the price to be more consistent in comparison to the presented market observations, the security remains within Level 2.

If the Company ultimately concludes that pricing information received from the independent pricing service is not reflective of market activity, non-binding broker quotes are used, if available. If the Company concludes the values from both pricing services and brokers are not reflective of market activity, it may over-ride the information from the pricing service or broker with an internally-developed valuation. As of December 31, 2011 and December 31, 2010, over-rides on a net basis were not material. Internally-developed valuations or non-binding broker quotes are also used to determine fair value in circumstances where vendor pricing is not available. These estimates may use significant unobservable inputs, which reflect the Company's own assumptions about the inputs market participants would use in pricing the asset. Circumstances where observable market data are not available may include events such as market illiquidity and credit events related to the security. Pricing service over-rides, internally-developed valuations and non-binding broker quotes are generally included in Level 3 in the fair value hierarchy.

The fair value of private fixed maturities, which are primarily comprised of investments in private placement securities, originated by internal private asset managers, are primarily determined using a discounted cash flow model. In certain cases these models primarily use observable inputs with a discount rate based upon the average of spread surveys collected from private market intermediaries who are active in both primary and secondary transactions, taking into account, among other factors, the credit quality and industry sector of the issuer and the reduced liquidity associated with private placements. Generally, these securities have been reflected within Level 2. For certain private fixed maturities, the discounted cash flow model may also incorporate significant unobservable inputs, which reflect the Company's own assumptions about the inputs market participants would use in pricing the asset. To the extent management determines that such unobservable inputs are not significant to the price of a security, a Level 2 classification is made. Otherwise, a Level 3 classification is used.

Private fixed maturities also include debt investments in funds that, in addition to a stated coupon, pay a return based upon the results of the underlying portfolios. The fair values of these securities are determined by reference to the funds' net asset value ("NAV"). Since the NAV at which the funds trade can be observed by redemption and subscription transactions between third parties, the fair values of these investments have been reflected within Level 2 in the fair value hierarchy.

Trading Account Assets - Trading account assets consist primarily of asset-backed securities, public corporate bonds, perpetual preferred stock and commercial mortgage-backed securities whose fair values are determined consistent with similar instruments described above under "Fixed Maturity Securities" and below under "Equity Securities." Fair values of perpetual preferred stock based on observable market inputs are classified within Level
2. However, when prices from independent pricing services are based on non-binding broker quotes as the directly observable market inputs become unavailable, the fair value of perpetual preferred stock are classified as Level 3.

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

10. FAIR VALUE OF ASSETS AND LIABILITIES (continued)


Equity Securities - Equity securities consist principally of investments in common and preferred stock of publicly traded companies, perpetual preferred stock, privately traded securities, as well as common stock mutual fund shares. The fair values of most publicly traded equity securities are based on quoted market prices in active markets for identical assets and are classified within Level 1 in the fair value hierarchy. Estimated fair values for most privately traded equity securities are determined using valuation and discounted cash flow models that require a substantial level of judgment. In determining the fair value of certain privately traded equity securities the discounted cash flow model may also use unobservable inputs, which reflect the Company's assumptions about the inputs market participants would use in pricing the asset. Most privately traded equity securities are classified within Level 3. The fair values of common stock mutual fund shares that transact regularly (but do not trade in active markets because they are not publicly available) are based on transaction prices of identical fund shares and are classified within Level 2 in the fair value hierarchy. The fair values of preferred equity securities are based on prices obtained from independent pricing services. These prices are then validated for reasonableness against recently traded market prices. Accordingly, these securities are generally classified within Level 2 in the fair value hierarchy. Fair values of perpetual preferred stock based on observable market inputs are classified within Level 2. However, when prices from independent pricing services are based on non-binding broker quotes as the directly observable market inputs become unavailable, the fair value of perpetual preferred stock are classified as Level 3.

Derivative Instruments - Derivatives are recorded at fair value either as assets, within "Other long-term investments," or as liabilities, within "Other liabilities," except for embedded derivatives which are recorded with the associated host contract. The fair values of derivative contracts are determined based on quoted prices in active exchanges or through the use of valuation models. The fair values of derivative contracts can be affected by changes in interest rates, foreign exchange rates, credit spreads, market volatility, expected returns, non-performance risk, liquidity and other factors. Liquidity valuation adjustments are made to reflect the cost of exiting significant risk positions, and consider the bid-ask spread, maturity, complexity, and other specific attributes of the underlying derivative position.

The majority of the Company's derivative positions are traded in the over-the-counter ("OTC") derivative market and are classified within Level 2 in the fair value hierarchy. OTC derivatives classified within Level 2 are valued using models generally accepted in the financial services industry that use actively quoted or observable market input values from external market data providers, third-party pricing vendors and/or recent trading activity. The fair values of most OTC derivatives, including interest rate and cross currency swaps, currency forward contracts, and single name credit default swaps are determined using discounted cash flow models. The fair values of European style option contracts are determined using Black-Scholes option pricing models. These models' key inputs include the contractual terms of the respective contract, along with significant observable inputs, including interest rates, currency rates, credit spreads, equity prices, index dividend yields, non-performance risk, volatility and other factors.

To reflect the market's perception of its own and the counterparty's non-performance risk, the Company incorporates additional spreads over London Interbank Offered Rate ("LIBOR") into the discount rate used in determining the fair value of OTC derivative assets and liabilities. The additional credit spread over LIBOR rates is determined taking into consideration publicly available information relating to the financial strength of the Company. The Company adjusts these credit spreads to remove any illiquidity risk premium, which is subject to a floor based on a percentage of the credit spread. However, the non-performance risk adjustment is applied only to the uncollateralized portion of the OTC derivative assets and liabilities, after consideration of the impacts of two-way collateral posting. Most OTC derivative contract inputs have bid and ask prices that are actively quoted or can be readily obtained from external market data providers. The Company's policy is to use mid-market pricing in determining its best estimate of fair value.

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

10. FAIR VALUE OF ASSETS AND LIABILITIES (continued)


Derivatives classified as Level 3 may include first-to-default credit basket swaps and other structured products. These derivatives are valued based upon models with some significant unobservable market inputs or inputs from less actively traded markets. The fair values of first to default credit basket swaps are derived from relevant observable inputs (e.g., individual credit default spreads, interest rates and recovery rates), and unobservable model-specific input values such as correlation between different credits within the same basket. Structured options and derivatives are valued using simulation models such as the Monte Carlo and other techniques. Level 3 methodologies are validated through periodic comparison of the Company's fair values to broker-dealer values. As of December 31, 2011, and December 31, 2010, there were derivatives with the fair value of $102 thousand and $0 classified within Level 3, and all other derivatives were classified within Level 2. See
Note 11 for more details on the fair value of derivative instruments by primary underlying.

Cash Equivalents and Short-Term Investments - Cash equivalents and short-term investments include money market instruments, commercial paper and other highly liquid debt instruments. Money market instruments are generally valued using unadjusted quoted prices in active markets that are accessible for identical assets and are primarily classified as Level 1. The remaining instruments in the Cash Equivalents and Short-term Investments category are typically not traded in active markets; however, their fair values are based on market observable inputs and, accordingly, these investments have been classified within Level 2 in the fair value hierarchy.

Other Assets - Other assets carried at fair value include reinsurance recoverables related to the reinsurance of our living benefit guarantees on certain of our variable annuities and an affiliated security issued by certain investment subsidiaries of Prudential Insurance. These guarantees are described further below in "Future Policy Benefits." Also included in other assets are certain universal life products that contain a no-lapse guarantee provision. The reinsurance agreements covering these guarantees are derivatives and are accounted for in the same manner as an embedded derivative.

Future Policy Benefits - The liability for future policy benefits includes general account liabilities for guarantees on variable annuity contracts, including guaranteed minimum accumulation benefits ("GMAB"), guaranteed minimum withdrawal benefits ("GMWB") and guaranteed minimum income and withdrawal benefits ("GMIWB"), accounted for as embedded derivatives. The fair values of the GMAB, GMWB, and GMIWB liabilities are calculated as the present value of future expected benefit payments to customers less the present value of assessed rider fees attributable to the embedded derivative feature. This methodology could result in either a liability or asset balance, given changing capital market conditions and various policyholder behavior assumptions. Since there is no observable active market for the transfer of these obligations, the valuations are calculated using internally developed models with option pricing techniques. The models are based on a risk neutral valuation framework and incorporate premiums for risks inherent in valuation techniques, inputs, and the general uncertainty around the timing and amount of future cash flows. The determination of these risk premiums requires the use of management judgment.

The Company is also required to incorporate the market-perceived risk of its own non-performance ("NPR") in the valuation of the embedded derivatives associated with its optional living benefit features and no-lapse feature on certain universal life products. Since insurance liabilities are senior to debt, the Company believes that reflecting the financial strength ratings of the Company in the valuation of the liability or contra-liability appropriately takes into consideration its NPR. To reflect NPR, the Company incorporates an additional credit spread over LIBOR rates into the discount rate used in the valuations of the embedded derivatives associated with its optional living benefit features. The additional credit spread over LIBOR rates is determined taking into consideration publicly available information relating to the financial strength of the Company. The Company adjusts these credit spreads to remove any illiquidity risk premium, which is subject to a floor based on a

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

10. FAIR VALUE OF ASSETS AND LIABILITIES (continued)

percentage of the credit spread. The additional credit spread over LIBOR rates incorporated into the discount rate as of December 31, 2011 generally ranged from 125 to 250 basis points for the portion of the interest rate curve most relevant to these liabilities. This additional spread is applied at an individual contract level and only to those individual living benefit contracts in a liability position and not to those in a contra-liability position.

Other significant inputs to the valuation models for the embedded derivatives associated with the optional living benefit features of the Company's variable annuity products include capital market assumptions, such as interest rate and implied volatility assumptions, as well as various policyholder behavior assumptions that are actuarially determined, including lapse rates, benefit utilization rates, mortality rates and withdrawal rates. These assumptions are reviewed at least annually, and updated based upon historical experience and give consideration to any observable market data, including market transactions such as acquisitions and reinsurance transactions. Since many of the assumptions utilized in the valuation of the embedded derivatives associated with the Company's optional living benefit features are unobservable and are considered to be significant inputs to the liability valuation, the liability included in future policy benefits has been reflected within Level 3 in the fair value hierarchy.

As of December 31, 2011, the fair value of the embedded derivatives associated with the optional living benefit features before the adjustment for NPR, was a net liability of $4,015 million. This net liability was comprised of $4,203 million of individual living benefit contracts in a liability position, net of $188 million of individual living benefit contracts in a contra-liability position. At December 31, 2011, the adjustment for the NPR resulted in a $3,102 million cumulative decrease to the embedded derivative liability, reflecting the additional credit spread over LIBOR the Company incorporated into the discount rate used in the valuations of those embedded derivatives in a liability position. Significant declines in risk-free interest rates and the impact of account value performance in 2011 drove an increase in the embedded derivative liability associated with the optional living benefit features of the Company's variable annuity products as of December 31, 2011. These factors, as well as widening of the spreads used in valuing NPR, also drove offsetting increases in the NPR adjustment. As described in Note 6 the Company uses affiliated reinsurance as part of its risk management strategy for certain of the optional living benefit features. As a result, the increase in these embedded derivative liabilities are largely offset by corresponding increases in the reinsurance recoverable associated with the affiliated reinsurance.

Transfers between Levels 1 and 2 - During the twelve months ended December 31, 2011, there were no material transfers between Level 1 and Level 2.

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

10. FAIR VALUE OF ASSETS AND LIABILITIES (continued)


Changes in Level 3 assets and liabilities - The following tables provide a summary of the changes in fair value of Level 3 assets and liabilities for the year ended December 31, 2011, as well as the portion of gains or losses included in income for the year ended December 31, 2011 attributable to unrealized gains or losses related to those assets and liabilities still held at December 31, 2011.

                                                                    Year Ended December 31, 2011
                                                --------------------------------------------------------------------
                                                                                               Fixed
                                                                                             Maturities
                                                    Fixed                          Fixed     Available
                                                 Maturities        Fixed        Maturities   For Sale -
                                                Available For    Maturities    Available For Commercial    Equity
                                                 Sale - U.S.   Available For   Sale -Asset-  Mortgage-   Securities,
                                                  Treasury    Sale - Corporate    Backed       Backed   Available for
                                                 Securities      Securities     Securities   Securities     Sale
                                                ------------- ---------------- ------------- ---------- -------------
                                                                           (in thousands)
Fair value, beginning of period                    $   --         $ 49,050        $59,770     $    --      $ 1,792
  Total gains (losses) (realized/unrealized):
    Included in earnings:
     Realized investment gains (losses),
      net                                              --           (3,311)           803          --       (3,315)
     Asset management fees and other
      income                                           --               --             --          --           --
    Included in other comprehensive
     income (loss)                                     (4)          (1,126)          (694)         --        2,840
  Net investment income                                --              219            768          --           --
  Purchases                                         4,700            7,534         23,001       5,019        1,696
  Sales                                                --             (678)        (8,160)         --           --
  Issuances                                            --              883             --          --           --
  Settlements                                          --          (20,679)        (9,094)         --          (99)
  Foreign currency translation                         --               --             --          --           --
  Transfers into Level 3 (2)                           --           10,444             --          --        8,695
  Transfers out of Level 3 (2)                         --          (18,616)        (3,965)     (5,019)          --
  Other (4)                                            --               --             --          --       (8,957)
                                                   ------         --------        -------     -------      -------
Fair value, end of period                          $4,696         $ 23,720        $62,429     $    --      $ 2,652
                                                   ======         ========        =======     =======      =======
Unrealized gains (losses) for the period
 relating to those
  Level 3 assets that were still held at the
   end of the period (3):
    Included in earnings:
     Realized investment gains (losses),
      net                                          $   --         $ (4,319)       $   (10)    $    --      $(2,918)
     Asset management fees and other
      income                                       $   --         $     --        $    --     $    --      $    --
     Interest credited to policyholder
      account balances                             $   --         $     --        $    --     $    --      $    --
    Included in other comprehensive
     income (loss)                                 $   (4)        $   (718)       $  (514)    $    --      $ 2,597

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

10. FAIR VALUE OF ASSETS AND LIABILITIES (continued)


                                                                     Year Ended December 31, 2011
                                                    -------------------------------------------------------------
                                                    Other Trading
                                                    Account Assets Other Long-             Separate
                                                       - Equity       Term       Other     Account   Future Policy
                                                      Securities   Investments   Assets   Assets (1)   Benefits
                                                    -------------- ----------- ---------  ---------- -------------
                                                                            (in thousands)
Fair value, beginning of period                        $     -        $  -     $(222,491)  $198,451   $   452,822
  Total gains (losses) (realized/unrealized):
    Included in earnings:
     Realized investment gains (losses), net                 -         102       934,112        388    (1,091,846)
     Asset management fees and other
      income                                              (595)        (46)            -          -             -
     Interest credited to policyholder account
      balances                                               -           -             -      1,815             -
       Included in other comprehensive
         income (loss).............................          -           -        (3,980)         -             -
  Net investment income                                      -           -             -          -             -
  Purchases                                                  -         630       308,142     86,744      (273,964)
  Sales                                                      -           -             -    (65,074)            -
  Issuances                                                  -           -             -          -             -
  Settlements                                           (5,000)          -            (3)         -             -
  Foreign currency translation                               -           -             -          -             -
  Transfers into Level 3 (2)                                 -           -             -          -             -
  Transfers out of Level 3 (2)                               -           -       (24,651)         -             -
  Other (4)                                              8,957           -             -          -             -
                                                       -------        ----     ---------   --------   -----------
Fair value, end of period                              $ 3,362        $686     $ 991,129   $222,324   $  (912,988)
                                                       =======        ====     =========   ========   ===========
Unrealized gains (losses) for the period relating
 to those
  Level 3 assets that were still held at the end
   of the period (3):
    Included in earnings:
     Realized investment gains (losses), net           $     -        $ 75     $ 973,717   $      -   $(1,085,926)
     Asset management fees and other
      income                                           $  (876)       $(46)    $       -   $      -   $         -
     Interest credited to policyholder account
      balances                                         $     -        $  -     $       -   $  1,815   $         -
  Included in other comprehensive income
   (loss)                                              $     -        $  -     $  (3,980)  $      -   $         -

    (1)Separate account assets represent segregated funds that are invested for certain customers. Investment risks associated with market value changes are borne by the customers, except to the extent of minimum guarantees made by the Company with respect to certain accounts. Separate account liabilities are not included in the above table as they are reported at contract value and not fair value in the Company's Consolidated Statements of Financial Position.
    (2)Transfers into or out of Level 3 are generally reported as the value as of the beginning of the quarter in which the transfer occurs.
    (3)Unrealized gains or losses related to assets still held at the end of the period do not include amortization or accretion of premiums and discounts.
    (4)Other primarily represents reclasses of certain assets between reporting categories.

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

10. FAIR VALUE OF ASSETS AND LIABILITIES (continued)


Transfers - The transfers out of Level 3 for $24.6 million for the year ended December 31, 2011 were primarily the result of the use of third party pricing for an affiliated security issued by an investment subsidiary of Prudential Insurance. Prior to the second quarter of 2011 these assets were valued internally using a pricing model. As a part of an ongoing monitoring assessment of pricing inputs to ensure appropriateness of the level classification in the fair value hierarchy the Company may reassign level classification from time to time. As a result of such a review, in the first quarter of 2011, it was determined that the pricing inputs for perpetual preferred stocks provided by third party pricing services were primarily based on non-binding broker quotes which could not always be verified against directly observable market information. Consequently, perpetual preferred stocks were transferred into Level 3 within the fair value hierarchy. This represents the majority of the transfers into Level 3 for Equity Securities Available-for-Sale. Other transfers into Level 3 were primarily the result of unobservable inputs utilized within valuation methodologies and the use of broker quotes (that could not be validated) when previously, information from third party pricing services (that could be validated) was utilized. Transfers out of Level 3 were primarily due to the use of observable inputs in valuation methodologies as well as the utilization of pricing service information for certain assets that the Company was able to validate.

Changes in Level 3 assets and liabilities - The following tables provide a summary of the changes in fair value of Level 3 assets and liabilities for the year ended December 31, 2010, as well as the portion of gains or losses included in income for the year ended December 31, 2010 attributable to unrealized gains or losses related to those assets and liabilities still held at December 31, 2010.

                                                                   Year Ended December 31, 2010
                                              ----------------------------------------------------------------------
                                                                                              Fixed
                                                                                           Maturities
                                                  Fixed                         Fixed     Available For
                                               Maturities,       Fixed       Maturities      Sale -
                                              Available For   Maturities    Available For  Commercial      Equity
                                              Sale -Foreign  Available For  Sale - Asset-   Mortgage-    Securities,
                                               Government   Sale -Corporate    Backed        Backed     Available for
                                                  Bonds       Securities     Securities    Securities       Sale
                                              ------------- --------------- ------------- ------------- -------------
                                                                          (in thousands)
Fair value, beginning of period                  $ 1,082       $ 32,462       $135,466       $     -       $ 3,833
  Total gains (losses) (realized/
   unrealized):
    Included in earnings:
     Realized investment gains (losses),
      net                                              -           (438)        (1,438)            -           (90)
     Asset management fees and other
      income                                           -              -              -             -             -
    Included in other comprehensive
     income (loss)                                   (11)         1,958           (582)           82        (2,291)
  Net investment income                               (1)           328            735            (7)            -
  Purchases, sales, issuances, and
   settlements                                         -        (14,534)         4,839         5,160           340
  Foreign currency translation                         -              -              -             -             -
  Transfers into Level 3 (2)                           -         30,910          4,525             -             -
  Transfers out of Level 3 (2)                    (1,070)        (1,636)       (83,775)       (5,235)            -
                                                 -------       --------       --------       -------       -------
Fair value, end of period                        $     -       $ 49,050       $ 59,770       $     -       $ 1,792
                                                 =======       ========       ========       =======       =======

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

10. FAIR VALUE OF ASSETS AND LIABILITIES (continued)

                                                                   Year Ended December 31, 2010
                                           ----------------------------------------------------------------------------
                                                                                               Fixed
                                               Fixed                           Fixed        Maturities
                                            Maturities,        Fixed        Maturities     Available For
                                           Available For     Maturities    Available For      Sale -          Equity
                                           Sale - Foreign  Available For   Sale - Asset-    Commercial      Securities,
                                             Government   Sale - Corporate    Backed         Mortgage-     Available for
                                               Bonds         Securities     Securities   Backed Securities     Sale
                                           -------------- ---------------- ------------- ----------------- -------------
                                                                          (in thousands)
Unrealized gains (losses) for the
 period relating to those
  Level 3 assets that were still held at
   the end of the period (3):
    Included in earnings:
    Realized investment gains
     (losses), net                            $     -         $(1,027)       $    (868)      $      -        $      90
    Asset management fees and
     other income                             $     -         $     -        $       -       $      -        $       -
    Interest credited to policyholder
     account balances                         $     -         $     -        $       -       $      -        $       -
    Included in other comprehensive
     income (loss)                            $   (11)        $ 2,786        $    (634)      $    126        $  (2,291)

                                                                   Year Ended December 31, 2010
                                           ----------------------------------------------------------------------------
                                              Trading
                                              Account
                                           Asset - Backed      Other           Other     Separate Account  Future Policy
                                             Securities     Liabilities       Assets        Assets (1)       Benefits
                                           -------------- ---------------- ------------- ----------------- -------------
                                                                          (in thousands)
Fair value, beginning of period               $ 1,182         $  (960)       $ 159,618       $152,675        $  17,539
  Total gains (losses) (realized/
   unrealized):
    Included in earnings:
     Realized investment gains
      (losses), net                                 -             960         (474,147)          (799)         540,017
     Asset management fees and
      other income                                  -               -                -              -                -
     Interest credited to
      policyholder account
      balances                                      -               -                -          9,119                -
    Included in other comprehensive
     income (loss)                                 18               -            2,465              -                -
  Net investment income                             -               -                -              -                -
  Purchases, sales, issuances, and
   settlements                                 (1,200)              -           89,573         37,456         (104,733)
  Foreign currency translation                      -               -                -              -                -
  Transfers into Level 3 (2)                        -               -                -              -                -
  Transfers out of Level 3 (2)                      -               -                -              -                -
                                              -------         -------        ---------       --------        ---------
Fair value, end of period                     $     -         $     -        $(222,491)      $198,451        $ 452,822
                                              =======         =======        =========       ========        =========

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

10. FAIR VALUE OF ASSETS AND LIABILITIES (continued)


                                                                            Year Ended December 31, 2010
                                                          ----------------------------------------------------------------
                                                           Trading
                                                           Account
                                                           Asset -
                                                            Backed      Other      Other    Separate Account Future Policy
                                                          Securities Liabilities   Assets      Assets (1)      Benefits
                                                          ---------- ----------- ---------  ---------------- -------------
                                                                                   (in thousands)
Unrealized gains (losses) for the period relating to
 those
  Level 3 assets that were still held at the end of the
   period (3):
    Included in earnings:
     Realized investment gains (losses), net                  $-         $-      $(473,023)      $    -        $499,913
     Asset management fees and other income                   $-         $-      $       -       $    -        $      -
     Interest credited to policyholder account
      balances                                                $-         $-      $       -       $9,119        $      -
    Included in other comprehensive income (loss)             $-         $-      $   2,465       $    -        $      -

    (1)Separate account assets represent segregated funds that are invested for certain customers. Investment risks associated with market value changes are borne by the customers, except to the extent of minimum guarantees made by the Company with respect to certain accounts. Separate account liabilities are not included in the above table as they are reported at contract value and not fair value in the Company's Consolidated Statements of Financial Position.
    (2)Transfers into or out of Level 3 are generally reported as the value as of the beginning of the quarter in which the transfer occurs.
    (3)Unrealized gains or losses related to assets still held at the end of the period do not include amortization or accretion of premiums and discounts.

Transfers - Transfers out of Level 3 for Other Assets totaled $79.5 million for the year ended December 31, 2010 resulting from the Company's conclusion that the market for asset-backed securities collateralized by sub-prime mortgages has been becoming increasingly active, as evidenced by orderly transactions. The pricing received from independent pricing services could be validated by the Company. The market for asset-backed securities was deemed inactive in 2009. Other transfers out of Level 3 were typically due to the use of observable inputs in valuation methodologies as well as the utilization of pricing service information for certain assets that the Company was able to validate. Transfers into Level 3 were primarily the result of unobservable inputs utilized within valuation methodologies and the use of broker quotes (that could not be validated) when previously, information from third party pricing services (that could be validated) was utilized.

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

10. FAIR VALUE OF ASSETS AND LIABILITIES (continued)


Changes in Level 3 assets and liabilities - The following tables provide a summary of the changes in fair value of Level 3 assets and liabilities for the year ended December 31, 2009, as well as the portion of gains or losses included in income for the year ended December 31, 2009 attributable to unrealized gains or losses related to those assets and liabilities held at December 31, 2009.

                                                                            Year Ended December 31, 2009
                                                          ---------------------------------------------------------------
                                                                                                    Fixed
                                                                                       Fixed     Maturities,
                                                              Fixed        Fixed    Maturities,   Available
                                                           Maturities,  Maturities,  Available   For Sale -
                                                          Available For  Available      For      Residential    Equity
                                                          Sale -Foreign For Sale -  Sale -Asset-  Mortgage-   Securities,
                                                           Government    Corporate     Backed      Backed    Available for
                                                              Bonds     Securities   Securities  Securities      Sale
                                                          ------------- ----------- ------------ ----------- -------------
                                                                                   (in thousands)
Fair value, beginning of period                              $  867       $13,357     $ 43,642     $ 6,309      $  968
  Total gains (losses) (realized/unrealized):
    Included in earnings:
     Realized investment gains (losses), net                      -        (2,344)     (10,559)          -          (2)
     Asset management fees and other income                       -             -            -           -           -
    Included in other comprehensive income (loss)               217         3,991       42,357          43       2,864
  Net investment income                                          (2)          916        1,004           -           -
  Purchases, sales, issuances, and settlements                    -        (4,636)     (20,381)     (1,252)          -
  Foreign currency translation                                    -             -            -           -           -
  Transfers into Level 3 (2)                                      -        28,257       89,358           -          49
  Transfers out of Level 3 (2)                                             (7,079)      (9,955)     (5,100)        (46)
                                                             ------       -------     --------     -------      ------
Fair value, end of period                                    $1,082       $32,462     $135,466     $     -      $3,833
                                                             ======       =======     ========     =======      ======
Unrealized gains (losses) for the period relating to
 those
  Level 3 assets that were still held at the end of the
   period (3):
    Included in earnings:
     Realized investment gains (losses), net                 $    -       $(2,904)    $(10,020)    $     -      $   (2)
     Asset management fees and other income                  $    -       $     -     $      -     $     -      $    -
     Interest credited to policyholder account
      balances                                               $    -       $     -     $      -     $     -      $    -
    Included in other comprehensive income (loss)            $  217       $ 3,986     $ 42,587     $     -      $2,864

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

10. FAIR VALUE OF ASSETS AND LIABILITIES (continued)

                                                                 Year Ended December 31, 2009
                                           -----------------------------------------------------------------------
                                            Trading
                                            Account
                                            Asset -
                                             Backed      Other     Separate Account                   Future Policy
                                           Securities    Assets       Assets (1)    Other Liabilities   Benefits
                                           ---------- -----------  ---------------- ----------------- -------------
                                                                        (in thousands)
Fair value, beginning of period              $1,089   $ 1,157,884      $154,316         $(17,167)       $(794,640)
  Total gains (losses) (realized/
   unrealized):
    Included in earnings:
     Realized investment gains
      (losses), net                               -    (1,157,338)       (3,608)          16,207          848,282
     Asset management fees and
      other income                               93             -             -                -                -
     Interest credited to
      policyholder account
      balances                                    -             -       (10,140)               -                -
    Included in other comprehensive
     income (loss)                                -        22,282             -                -                -
  Net investment income                           -             -             -                -                -
  Purchases, sales, issuances, and
   settlements                                    -       136,790        17,545                -                -
  Foreign currency translation                    -             -             -                -          (36,103)
  Transfers into Level 3 (2)                      -             -             -                -                -
  Transfers out of Level 3 (2)                    -             -        (5,438)               -                -
                                             ------   -----------      --------         --------        ---------
Fair value, end of period                    $1,182   $   159,618      $152,675         $   (960)       $  17,539
                                             ======   ===========      ========         ========        =========
Unrealized gains (losses) for the
 period relating to those
  Level 3 assets that were still held at
   the end of the period (3):
    Included in earnings:
     Realized investment gains
      (losses), net                          $    -   $  (788,470)     $      -         $ 16,215        $ 830,739
     Asset management fees and
      other income                           $   93   $         -      $      -         $      -        $       -
     Interest credited to
      policyholder account
      balances                               $    -   $         -      $(10,141)        $      -        $       -
    Included in other comprehensive
     income (loss)                           $    -   $         -      $      -         $      -        $       -

    (1)Separate account assets represent segregated funds that are invested for certain customers. Investment risks associated with market value changes are borne by the customers, except to the extent minimum guarantees made by the Company with respect to certain accounts. Separate account liabilities are not included in the above table as they are reported at contract value and not fair value in the Company's Consolidated Statements of Financial Position.
    (2)Transfers into or out of Level 3 are generally reported as the value as of the beginning of the quarter in which the transfer occurs.

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

10. FAIR VALUE OF ASSETS AND LIABILITIES (continued)

    (3)Unrealized gains or losses related to assets still held at the end of the period do not include amortization or accretion of premiums and discounts.

Transfers - Transfers into Level 3 for Fixed Maturities Available for Sale totaled $117.6 million for the year ended December 31, 2009. Transfers into Level 3 for these investments were primarily the result of unobservable inputs utilized within valuation methodologies and the use of broker quotes (that could not be validated) when information from third party pricing services or models with observable inputs were utilized. Transfers out of Level 3 for Fixed Maturities Available for Sale were primarily due to the use of observable inputs in valuation methodologies as well as the utilization of pricing service information for certain assets that the Company was able to validate.

Fair Value of Financial Instruments - The Company is required by U.S. GAAP to disclose the fair value of certain financial instruments including those that are not carried at fair value. For the following financial instruments the carrying amount equals or approximates fair value: fixed maturities classified as available-for-sale, trading account assets, equity securities, securities purchased under agreements to resell, short-term investments, cash and cash equivalents, accrued investment income, separate account assets, securities sold under agreements to repurchase, and cash collateral for loaned securities, as well as certain items recorded within other assets and other liabilities such as broker-dealer related receivables and payables. See Note 11 for a discussion of derivative instruments.

The following table discloses the Company's financial instruments where the carrying amounts and fair values differ:

                                                    December 31, 2011          December 31, 2010
                                                -------------------------- --------------------------
                                                Carrying Amount Fair value Carrying Amount Fair value
                                                --------------- ---------- --------------- ----------
                                                                   (in thousands)
Assets:
  Commercial mortgage and other loans             $1,406,492    $1,543,968   $1,275,022    $1,352,761
  Policy loans                                     1,050,878     1,401,354    1,061,607     1,258,411
Liabilities:
  Policyholder account balances - investment
   contracts                                         677,316       673,673      588,200       584,112
  Short-term and long-term debt to affiliates      1,301,000     1,328,254      895,000       898,115

The fair values presented above for those financial instruments where the carrying amounts and fair values differ have been determined by using available market information and by applying market valuation methodologies, as described in more detail below.

Commercial mortgage and other loans
The fair value of commercial mortgage and other loans is primarily based upon the present value of the expected future cash flows discounted at the appropriate U.S. Treasury rate adjusted for appropriate credit spread for similar quality loans. The quality ratings for these loans, a primary determinant of the credit spread and a significant component of the pricing input, are based on internally developed methodology. The internally derived credit spreads take into account public corporate bond spreads of similar quality and maturity, public

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

10. FAIR VALUE OF ASSETS AND LIABILITIES (continued)

commercial mortgage-backed securities spreads, third-party mortgage loan survey spreads and other relevant market information such as pricing indications from market participants on new originations, and where applicable adjustments for property types and locations.

Policy Loans
The fair value of policy loans is calculated using a discounted cash flow model based upon current U.S. Treasury rates and historical loan repayment patterns.

Investment Contracts - Policyholders' Account Balances
Only the portion of policyholders' account balances related to products that are investment contracts (those without significant mortality or morbidity risk) are reflected in the table above. For fixed deferred annuities, payout annuities and other similar contracts without life contingencies, fair values are derived using discounted projected cash flows based on interest rates that are representative of the Company's claims paying ratings, and hence reflect the Company's own nonperformance risk. For those balances that can be withdrawn by the customer at any time without prior notice or penalty, the fair value is the amount estimated to be payable to the customer as of the reporting date, which is generally the carrying value.

Short-term and long-term debt to affiliates
The fair value of short-term and long-term debt is generally determined by either prices obtained from independent pricing services, which are validated by the Company, or discounted cash flow models. These fair values consider the Company's own non-performance risk. Discounted cash flow models predominately use market observable inputs such as the borrowing rates currently available to the Company for debt and financial instruments with similar terms and remaining maturities. For commercial paper issuances and other debt with a maturity of less than 90 days, the carrying value approximates fair value.

11. DERIVATIVE INSTRUMENTS

Types of Derivative Instruments and Derivative Strategies

Interest Rate Contracts
Interest rate swaps are used by the Company to manage interest rate exposures arising from mismatches between assets and liabilities (including duration mismatches) and to hedge against changes in the value of assets it anticipates acquiring and other anticipated transactions and commitments. Swaps may be attributed to specific assets or liabilities or may be used on a portfolio basis. Under interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts calculated by reference to an agreed upon notional principal amount. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by one counterparty at each due date.

Equity Contracts
Equity index options are contracts which will settle in cash based on differentials in the underlying indices at the time of exercise and the strike price. The Company uses combinations of purchases and sales of equity index options to hedge the effects of adverse changes in equity indices within a predetermined range. These hedges do not qualify for hedge accounting.

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

11. DERIVATIVE INSTRUMENTS (continued)


Foreign Exchange Contracts
Currency derivatives, including currency swaps and forwards, are used by the Company to reduce risks from changes in currency exchange rates with respect to investments denominated in foreign currencies that the Company either holds or intends to acquire or sell.

Under currency swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between one currency and another at an exchange rate and calculated by reference to an agreed principal amount. Generally, the principal amount of each currency is exchanged at the beginning and termination of the currency swap by each party. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by one counterparty for payments made in the same currency at each due date.

Credit Contracts
Credit derivatives are used by the Company to enhance the return on the Company's investment portfolio by creating credit exposure similar to an investment in public fixed maturity cash instruments. With credit derivatives the Company can sell credit protection on an identified name, or a basket of names in a first to default structure, and in return receive a quarterly premium. With first to default baskets, the premium generally corresponds to a high proportion of the sum of the credit spreads of the names in the basket. If there is an event of default by the referenced name or one of the referenced names in a basket, as defined by the agreement, then the Company is obligated to pay the counterparty the referenced amount of the contract and receive in return the referenced defaulted security or similar security. See credit derivatives written section for discussion of guarantees related to credit derivatives written. In addition to selling credit protection, the Company may purchase credit protection using credit derivatives in order to hedge specific credit exposures in the Company's investment portfolio.

Embedded Derivatives
The Company sells variable annuity contracts that include certain optional living benefit features that are treated for accounting purposes as embedded derivatives. The Company has reinsurance agreements to transfer the risk related to certain of these embedded derivatives to an affiliate, Pruco Reinsurance Ltd. ("Pruco Re"). The embedded derivatives related to the living benefit features and the related reinsurance agreements are carried at fair value. Mark-to-market changes in the fair value of the underlying contractual guarantees are determined using valuation models as described in Note 7, and are recorded in "Realized investment gains (losses), net."

The Company invests in fixed maturities that, in addition to a stated coupon, provide a return based upon the results of an underlying portfolio of fixed income investments and related investment activity. The Company accounts for these investments as available-for-sale fixed maturities containing embedded derivatives. Such embedded derivatives are marked to market through "Realized investment gains (losses), net," based upon the change in value of the underlying portfolio.

The fair value of the living benefit feature embedded derivatives included in "Future policy benefits" was a liability of $913 million as of December 31, 2011 and a contra-liability of $453 million as of December 31, 2010. The fair value of the embedded derivatives related to the reinsurance of certain of these benefits to Pruco Re included in "Reinsurance recoverables" was an asset of $869 million as of December 31, 2011 and a contra-asset of $373 million as of December 31, 2010.

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

11. DERIVATIVE INSTRUMENTS (continued)


Some of the Company's universal life products contain a no-lapse guarantee provision that is reinsured with an affiliate, UPARC. The reinsurance agreement contains an embedded derivative related to the interest rate risk of the reinsurance contract. Interest sensitivity can result in mark-to-market changes in the value of the underlying contractual guarantees, as well as actual activity related to premium and benefits. In third quarter 2011, the Company amended this reinsurance agreement resulting in a recapture of a portion of the no-lapse guarantee provision effective July 1, 2011.

The table below provides a summary of the gross notional amount and fair value of derivatives contracts, excluding embedded derivatives which are recorded with the associated host, by the primary underlying. Many derivative instruments contain multiple underlyings.

                                    December 31, 2011             December 31, 2010
                             ------------------------------  ---------------------------
                              Notional       Fair Value      Notional     Fair Value
                             ---------- -------------------  -------- ------------------
Primary Underlying             Amount    Assets  Liabilities  Amount  Assets  Liabilities
------------------           ---------- -------- ----------- -------- ------- -----------
                                                    (in thousands)
Qualifying Hedges
Currency/Interest Rate       $   60,507 $  3,500  $   (865)  $ 46,749 $ 2,193  $ (1,152)
                             ---------- --------  --------   -------- -------  --------
  Total Qualifying Hedges    $   60,507 $  3,500  $   (865)  $ 46,749 $ 2,193  $ (1,152)
                             ========== ========  ========   ======== =======  ========
  Non-Qualifying Hedges
Interest Rate                $  766,900 $ 98,500  $ (2,110)  $481,500 $19,170  $ (4,738)
Currency                          7,273       37      (108)     2,109      --       (43)
Credit                           73,000      203      (667)    16,900   1,206    (1,653)
Currency/Interest Rate           52,236    2,522    (1,502)    51,943   1,434    (2,846)
Equity                        8,093,696   75,945   (52,360)    93,955   2,749    (1,125)
                             ---------- --------  --------   -------- -------  --------
Total Non-Qualifying Hedges   8,993,105  177,207   (56,747)   646,407  24,559   (10,405)
                             ========== ========  ========   ======== =======  ========
Total Derivatives (1)        $9,053,612 $180,707  $(57,612)  $693,156 $26,752  $(11,557)
                             ========== ========  ========   ======== =======  ========

    (1)Excludes embedded derivatives which contain multiple underlyings. The fair value of these embedded derivatives was a liability of $948 million as of December 31, 2011 and a conta-liability of $423 million as of December 31, 2010 included in "Future policy benefits" and "Fixed maturities available for sale."

Cash Flow Hedges
The Company uses currency swaps in its cash flow hedge accounting relationships. This instrument is only designated for hedge accounting in instances where the appropriate criteria are met. The Company does not use futures, options, credit, and equity or embedded derivatives in any of its cash flow hedge accounting relationships.

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

11. DERIVATIVE INSTRUMENTS (continued)


The following table provides the financial statement classification and impact of derivatives used in qualifying and non-qualifying hedge relationships, excluding the offset of the hedged item in an effective hedge relationship:

                                                    Year Ended December 31,
                                                 ----------------------------
                                                   2011      2010      2009
                                                 --------  -------  ---------
                                                        (in thousands)
  Qualifying Hedges
  Cash flow hedges
  Currency/Interest Rate
    Net investment income                        $    233  $   529  $     170
    Realized investment gains (losses)               (337)
    Other income                                       49       89        (22)
    Accumulated Other Comprehensive Income (1)      1,715    2,646     (2,302)
                                                 --------  -------  ---------
    Total cash flow hedges                       $  1,660  $ 3,264  $  (2,154)
                                                 --------  -------  ---------
  Non-qualifying hedges
  Realized investment gains (losses)
    Interest Rate                                $ 90,706  $25,842  $ (29,765)
    Currency                                          175      169        (91)
    Currency/Interest Rate                          1,102    1,177     (6,537)
    Credit                                            733   (1,631)     9,885
    Equity                                         (3,264)     742    (76,567)
    Embedded Derivatives                           88,740   52,278   (313,243)
                                                 --------  -------  ---------
    Total non-qualifying hedges                   178,192   78,577   (416,318)
                                                 --------  -------  ---------
    Total Derivative Impact                      $179,852  $81,841  $(418,472)
                                                 ========  =======  =========

    (1)Amounts deferred in "Accumulated other comprehensive income (loss)."

For the period ending December 31, 2011, the ineffective portion of derivatives accounted for using hedge accounting was not material to the Company's results of operations and there were no material amounts reclassified into earnings relating to instances in which the Company discontinued cash flow hedge accounting because the forecasted transaction did not occur by the anticipated date or within the additional time period permitted by the authoritative guidance for the accounting for derivatives and hedging.

Presented below is a roll forward of current period cash flow hedges in "Accumulated other comprehensive income (loss)" before taxes:

                                                              (in thousands)
    Balance, December 31, 2010                                    $  808
    Net deferred gains on cash flow hedges from January 1 to
     December 31, 2011                                             1,607
    Amount reclassified into current period earnings                 108
                                                                  ------
    Balance, December 31, 2011                                    $2,523
                                                                  ======

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

11. DERIVATIVE INSTRUMENTS (continued)


As of December 31, 2011 the Company did not have any qualifying cash flow hedges of forecasted transactions other than those related to the variability of the payment or receipt of interest or foreign currency amounts on existing financial instruments. The maximum length of time for which these variable cash flows are hedged is 15 years. Income amounts deferred in "Accumulated other comprehensive income (loss)" as a result of cash flow hedges are included in "Net unrealized investment gains (losses)" in the Consolidated Statements of Equity.

Credit Derivatives Written
The Company holds certain externally managed investments in the European market which contain embedded derivatives whose fair value are primarily driven by changes in credit spreads. These investments are medium term notes that are collateralized by investment portfolios primarily consisting of investment grade European fixed income securities, including corporate bonds and asset-backed securities, and derivatives, as well as varying degrees of leverage. The notes have a stated coupon and provide a return based on the performance of the underlying portfolios and the level of leverage. The Company invests in these notes to earn a coupon through maturity, consistent with its investment purpose for other debt securities. The notes are accounted for under U.S. GAAP as available for sale fixed maturity securities with bifurcated embedded derivatives (total return swaps). Changes in the value of the fixed maturity securities are reported in Equity under the heading "Accumulated Other Comprehensive Income" and changes in the market value of the embedded total return swaps are included in current period earnings in "Realized investment gains (losses), net." The Company's maximum exposure to loss from these interests was $85 million at December 31, 2011 and $91 million at December 31, 2010. The fair value of the embedded derivatives included in Fixed maturities, available for sale was a liability of $35 million at December 31, 2011 and $30 million at December 31, 2010.

The Company writes credit derivatives under which the Company is obligated to pay the counterparty the referenced amount of the contract and receive in return the defaulted security or similar security. The Company's maximum amount at risk under these credit derivatives, assuming the value of the underlying referenced securities become worthless, is $58 million and $0 million notional of credit default swap ("CDS") selling protection with an associated fair value of less than $1 million, at December 31, 2011 and December 31, 2010, respectively, These credit derivatives generally have maturities of five to ten years and consist of corporate securities within the finance industry. At December 31, 2011, the underlying credits have an NAIC designation rating of 1.

In addition to writing credit protection, the Company has purchased credit protection using credit derivatives in order to hedge specific credit exposures in the Company's investment portfolio. As of December 31, 2011 and December 31, 2010, the Company had $15 million and $17 million of outstanding notional amounts, respectively, reported at fair value as a liability of $1 million and a liability of less than a million, respectively.

Credit Risk
The Company is exposed to credit-related losses in the event of non-performance by our counterparty to financial derivative transactions. Generally, the credit exposure of the Company's over-the-counter (OTC) derivative transactions is represented by the contracts with a positive fair value (market value) at the reporting date after taking into consideration the existence of netting agreements.

The Company has credit risk exposure to an affiliate, Prudential Global Funding, LLC related to its over-the-counter derivative transactions. Prudential Global Funding, LLC manages credit risk with external counterparties by entering into derivative transactions with highly rated major international financial institutions and other creditworthy counterparties, and by obtaining collateral where appropriate.

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

11. DERIVATIVE INSTRUMENTS (continued)


Under fair value measurements, the Company incorporates the market's perceptions of its own and the counterparty's non-performance risk in determining the fair value of the portion of its OTC derivative assets and liabilities that are uncollateralized. Credit spreads are applied to the derivative fair values on a net basis by counterparty. To reflect the Company's own credit spread a proxy based on relevant debt spreads is applied to OTC derivative net liability positions. Similarly, the Company's counterparty's credit spread is applied to OTC derivative net asset positions.

12. COMMITMENTS, CONTINGENT LIABILITIES AND LITIGATION AND REGULATORY MATTERS

Commitments
The Company has made commitments to fund $22 million of commercial loans as of December 31, 2011. The Company also made commitments to purchase or fund investments, mostly private fixed maturities, of $82 million as of December 31, 2011.

Contingent Liabilities
On an ongoing basis, the Company's internal supervisory and control functions review the quality of sales, marketing and other customer interface procedures and practices and may recommend modifications or enhancements. From time to time, this review process results in the discovery of product administration, servicing or other errors, including errors relating to the timing or amount of payments or contract values due to customers. In certain cases, if appropriate, the Company may offer customers remediation and may incur charges, including the costs of such remediation, administrative costs and regulatory fines.

The Company is subject to the laws and regulations of states and other jurisdictions concerning the identification, reporting and escheatment of unclaimed or abandoned funds, and is subject to audit and examination for compliance with these requirements. For additional discussion of these matters, see "Litigation and Regulatory Matters" below.

It is possible that the results of operations or the cash flow of the Company in a particular quarterly or annual period could be materially affected as a result of payments in connection with the matters discussed above or other matters depending, in part, upon the results of operations or cash flow for such period. Management believes, however, that ultimate payments in connection with these matters, after consideration of applicable reserves and rights to indemnification, should not have a material adverse effect on the Company's financial position.

Litigation and Regulatory Matters
The Company is subject to legal and regulatory actions in the ordinary course of its business. Pending legal and regulatory actions include proceedings specific to the Company and proceedings generally applicable to business practices in the industry in which it operates. The Company is subject to class action lawsuits and other litigation involving a variety of issues and allegations involving sales practices, claims payments and procedures, premium charges, policy servicing and breach of fiduciary duty to customers. The Company is also subject to litigation arising out of its general business activities, such as its investments, contracts, leases and labor and employment relationships, including claims of discrimination and harassment, and could be exposed to claims or litigation concerning certain business or process patents. In some of the pending legal and regulatory actions, plaintiffs are

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

12. COMMITMENTS, CONTINGENT LIABILITIES AND LITIGATION AND REGULATORY MATTERS (continued)

seeking large and/or indeterminate amounts, including punitive or exemplary damages. In addition, the Company, along with other participants in the businesses in which it engages, may be subject from time to time to investigations, examinations and inquiries, in some cases industry-wide, concerning issues or matters upon which such regulators have determined to focus. In some of the Company's pending legal and regulatory actions, parties are seeking large and/or indeterminate amounts, including punitive or exemplary damages. The outcome of litigation or a regulatory matter, and the amount or range of potential loss at any particular time, is often inherently uncertain. The following is a summary of certain pending proceedings.

In December 2010, a purported state-wide class action complaint, Phillips v. Prudential Financial, Inc., was filed in the Circuit Court of the First Judicial Circuit, Williamson County, Illinois. The complaint makes claims of breach of contract, breaches of fiduciary duty, and violation of Illinois law on behalf of a class of Illinois residents whose death benefits were settled by retained assets accounts and seeks damages and disgorgement of profits. In January 2011, the case was removed to the United States District Court for the Southern District of Illinois. In March 2011, the complaint was amended to drop Prudential Financial as a defendant and add the Company as a defendant. The matter is now captioned Phillips v. Prudential Insurance and Pruco Life Insurance Company. In April 2011, a motion to dismiss the amended complaint was filed. In November 2011, the complaint was dismissed and the dismissal appealed in December 2011.

In July 2010, the Company, along with other life insurance industry participants, received a formal request for information from the State of New York Attorney General's Office in connection with its investigation into industry practices relating to the use of retained asset accounts. In August 2010, the Company received a similar request for information from the State of Connecticut Attorney General's Office. The Company is cooperating with these investigations. The Company has also been contacted by state insurance regulators and other governmental entities, including the U.S. Department of Veterans Affairs and Congressional committees regarding retained asset accounts. These matters may result in additional investigations, information requests, claims, hearings, litigation, adverse publicity and potential changes to business practices.

In January 2012, a qui tam action on behalf of the State of Illinois, Total Asset Recovery Services v. Met Life Inc, et al., Prudential Financial, Inc., The Prudential Insurance Company of America, and Prudential Holdings, LLC, filed in the Circuit Court of Cook County, Illinois, was served on the Company. The complaint alleges that the Company failed to escheat life insurance proceeds to the State of Illinois in violation of the Illinois False Claims Whistleblower Reward and Protection Act and seeks injunctive relief, compensatory damages, civil penalties, treble damages, prejudgment interest, attorneys' fees and costs. In March 2012, a qui tam action on behalf of the State of Minnesota, Total Asset Recovery v. MetLife Inc., et al., Prudential Financial Inc., The Prudential Insurance Company of America and Prudential Holdings, Inc., filed in the Fourth Judicial District, Hennepin County, in the State of Minnesota was served on the Company. The complaint alleges that the Company failed to escheat life insurance proceeds to the State of Minnesota in violation of the Minnesota False Claims Act and seeks injunctive relief, compensatory damages, civil penalties, treble damages, prejudgment interest, attorneys' fees and costs.

In January 2012, a Global Resolution Agreement entered into by the Company and a third party auditor became effective upon its acceptance by the unclaimed property departments of 20 states and jurisdictions. Under the terms of the Global Resolution Agreement, the third party auditor acting on behalf of the signatory states will compare expanded matching criteria to the Social Security Master Death File ("SSMDF") to identify deceased insureds and contract holders where a valid claim has not been made. In February 2012, a Regulatory Settlement Agreement entered into by the Company to resolve a multi-state market conduct examination regarding its

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

12. COMMITMENTS, CONTINGENT LIABILITIES AND LITIGATION AND REGULATORY MATTERS (continued)

adherence to state claim settlement practices became effective upon its acceptance by the insurance departments of 20 states and jurisdictions. The Regulatory Settlement Agreement applies prospectively and requires the Company to adopt and implement additional procedures comparing its records to the SSMDF to identify unclaimed death benefits and prescribes procedures for identifying and locating beneficiaries once deaths are identified. Other jurisdictions that are not signatories to the Regulatory Settlement Agreement are considering proposals that would apply prospectively and require life insurance companies to take additional steps to identify unreported deceased policy and contract holders. These prospective changes and any escheatable property identified as a result of the audits and inquiries could result in: (1) additional payments of previously unclaimed death benefits; (2) the payment of abandoned funds to U.S. jurisdictions; and (3) changes in the Company's practices and procedures for the identification of escheatable funds and beneficiaries, which would impact claim payments and reserves, among other consequences.

The Company is one of several companies subpoenaed by the New York Attorney General regarding its unclaimed property procedures. Additionally, the New York Department of Insurance ("NYDOI") has requested that 172 life insurers (including the Company) provide data to the NYDOI regarding use of the SSMDF. The New York Office of Unclaimed Funds recently notified the Company that it intends to conduct an audit of the Company's compliance with New York's unclaimed property laws. The Minnesota Attorney General has also requested information regarding the Company's use of the SSMDF and its claim handling procedures and the Company is one of several companies subpoenaed by the Minnesota Department of Commerce, Insurance Division. In February 2012, the Massachusetts Office of the Attorney General requested information regarding the Company's unclaimed property procedures.

The Company's litigation and regulatory matters are subject to many uncertainties, and given their complexity and scope, their outcome cannot be predicted. It is possible that the Company's results of operations or cash flow in a particular quarterly or annual period could be materially affected by an ultimate unfavorable resolution of pending litigation and regulatory matters depending, in part, upon the results of operations or cash flow for such period. In light of the unpredictability of the Company's litigation and regulatory matters, it is also possible that in certain cases an ultimate unfavorable resolution of one or more pending litigation or regulatory matters could have a material adverse effect on the Company's financial position. Management believes, however, that, based on information currently known to it, the ultimate outcome of all pending litigation and regulatory matters, after consideration of applicable reserves and rights to indemnification, is not likely to have a material adverse effect on the Company's financial position.

13. RELATED PARTY TRANSACTIONS

The Company has extensive transactions and relationships with Prudential Insurance and other affiliates. Although we seek to ensure that these transactions and relationships are fair and reasonable, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

Expense Charges and Allocations
Many of the Company's expenses are allocations or charges from Prudential Insurance or other affiliates. These expenses can be grouped into general and administrative expenses and agency distribution expenses.

The Company's general and administrative expenses are charged to the Company using allocation methodologies based on business production processes. Management believes that the methodology is reasonable and reflects

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

13. RELATED PARTY TRANSACTIONS (continued)

costs incurred by Prudential Insurance to process transactions on behalf of the Company. The Company operates under service and lease agreements whereby services of officers and employees, supplies, use of equipment and office space are provided by Prudential Insurance. The Company reviews its allocation methodology periodically which it may adjust accordingly. General and administrative expenses also include allocations of stock compensation expenses related to a stock option program and a deferred compensation program issued by Prudential Financial. The expense charged to the Company for the stock option program was less than $1 million for the twelve months ended December 31, 2011, 2010 and 2009. The expense charged to the Company for the deferred compensation program was $7 million, $4 million and $3 million for the twelve months ended December 31, 2011, 2010 and 2009, respectively.

The Company is charged for its share of employee benefits expenses. These expenses include costs for funded and non-funded contributory and non-contributory defined benefit pension plans. Some of these benefits are based on final group earnings and length of service while others are based on an account balance, which takes into consideration age, service and earnings during career. The Company's share of net expense for the pension plans was $18 million, $13 million and $8 million in 2011, 2010 and 2009 respectively.

Prudential Insurance sponsors voluntary savings plans for its employees
(401(k) plans). The plans provide for salary reduction contributions by employees and matching contributions by the Company of up to 4% of annual salary. The Company's expense for its share of the voluntary savings plan was $8.1 million, $6.2 million and $4.2 million in 2011, 2010 and 2009 respectively.

The Company is charged distribution expenses from Prudential Insurance's agency network for both its domestic life and annuity products through a transfer pricing agreement, which is intended to reflect a market based pricing arrangement.

Corporate Owned Life Insurance
The Company has sold four Corporate Owned Life Insurance or, "COLI," policies to Prudential Insurance, and one to Prudential Financial. The cash surrender value included in separate accounts for these COLI policies was $2.134 billion at December 31, 2011 and $2.061 billion at December 31, 2010, respectively. Fees related to these COLI policies were $33 million, $41 million and $37 million for the years ending December 31, 2011, 2010 and 2009 respectively. The Company retains the majority of the mortality risk associated with these COLI policies.

Reinsurance with Affiliates

UPARC
Through June 30, 2011 the Company, excluding its subsidiaries, reinsured its universal protector policies having no-lapse guarantees with an affiliated company, UPARC. UPARC reinsured an amount equal to 90% of the net amount at risk related to the first $1 million in face amount plus 100% of the net amount at risk related to the face amount in excess of $1 million as well as 100% of the risk of uncollectible policy charges and fees associated with the no-lapse guarantee provision of these policies.

Effective July 1, 2011, the agreement between the Company and UPARC to reinsure its universal protector policies having no-lapse guarantees was amended for policies with effective dates prior to January 1, 2011. Under the amended agreement, UPARC reinsures an amount equal to 27% of the net amount at risk related to the first $1 million in face amount plus 30% of the net amount at risk related to the face amount in excess of $1 million as well as 30% of the risk of uncollectible policy charges and fees associated with the no-lapse guarantee

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

13. RELATED PARTY TRANSACTIONS (continued)

provision of these policies. Policies with effective dates January 1, 2011 or later are reinsured with UPARC under the terms described in the previous paragraph. The settlement of the recapture premium occurred on October 31, 2011. As a result, the recapture premium was treated as if settled on the effective date and adjusted for the time elapsed between this date and the settlement date. This adjustment was equal to the earned interest and changes in market values from the effective date through settlement date related to fixed maturity securities from an asset portfolio within UPARC. The Company is not relieved of its primary obligation to the policyholder as a result of these reinsurance transactions.

The portion of this reinsurance contract related to mortality is accounted for as reinsurance. Reinsurance recoverables related to this reinsurance agreement were $21 million and $50 million as of December 31, 2011 and December 31, 2010, respectively. Fees ceded to UPARC in 2011, 2010 and 2009 were $21 million, $102 million and $51 million, respectively. 2011 fees ceded include the recapture of $33 million unearned and supplemental premiums on yearly renewable term mortality risk previously ceded to UPARC. Benefits ceded to UPARC in 2011, 2010 and 2009 were $37 million, $52 million and $48 million respectively. The portion of this reinsurance contract related to the no lapse guarantee provision is accounted for as an embedded derivative. Realized gains (losses) on the no lapse guarantee embedded derivative were $298 million, ($18) million and ($370) million for the years ended December 31, 2011, 2010 and 2009, respectively. The adjustment related to the settlement of the recapture premium discussed above resulted in a realized gain of $37 million in 2011 and was accounted for as a derivative.

PAR U
Effective July 1, 2011, the Company, excluding its subsidiaries, entered into to an automatic coinsurance agreement with PAR U, an affiliated company, to reinsure an amount equal to 70% of the all risks associated with its universal protector policies having no lapse guarantees as well as its universal plus policies, with effective dates prior to January 1, 2011. The Company is not relieved of its primary obligation to the policyholder as a result of this agreement. Under this agreement, an initial reinsurance premium of $2,447 million less a ceding allowance of $1,439 million, was paid to PAR U. Consideration for the amount due to PAR U was transferred on October 31, 2011 but was treated as if settled on the effective date of the coinsurance agreement. The time elapsed between the effective date and the settlement date resulted in a derivative equal to the earned interest and changes in market values from the effective date through settlement date related to fixed maturity securities from both an asset portfolio within the Company, as well as an asset portfolio within UPARC. The realized loss associated with the settlement of this embedded derivative on October 31, 2011 was $61 million.

Amounts included in the Company's Consolidated Statements of Financial Position at December 31, 2011 were as follows:

                                                       December 31, 2011
                                                       -----------------
                                                       ($ in thousands)
       Reinsurance recoverables.......................    $1,356,705
       Policy loans...................................    $  (36,556)
       Deferred policy acquisition costs..............    $ (127,726)
       Other liabilities (reinsurance payables) /(1)/.    $  153,688

    (1)Includes $135 million of a deferred gain arising from the coinsurance agreement with PAR U effective July 1, 2011.

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

13. RELATED PARTY TRANSACTIONS (continued)


Reinsurance amounts included in the Company's Consolidated Statements of Operations and Comprehensive Income (Loss) in 2011 are as follows:

                                                                        December 31, 2011
                                                                        -----------------
                                                                        ($ in thousands)
Gross premium and policy charges and fee income                             $102,722

Interest credited to policy holder accounts ceded

Policyholders' benefits ceded                                               $ 49,337

Reinsurance expense allowances, net of capitalization and amortization      $ 30,780

Realized capital losses, associated with derivatives                        $(61,398)

PARCC
The Company reinsures 90% of the risk under its term life insurance policies, with effective dates prior to January 1, 2010, exclusive of My Term, ROP Term Life issued through its life insurance subsidiary, and those reinsured by PAR III (see below) through an automatic coinsurance agreement with PARCC. The Company is not relieved of its primary obligation to the policyholder as a result of this agreement. Reinsurance recoverables related to this agreement were $2,064 million, and $1,826 million as of December 31, 2011, and December 31, 2010, respectively. Premiums ceded to PARCC in 2011, 2010 and 2009, were $725 million, $785 million and $799 million, respectively. Benefits ceded to PARCC in 2011, 2010 and 2009 were $370 million, $328 million and $295 million, respectively. Reinsurance expense allowances, net of capitalization and amortization were $143 million, $167 million and $171 million for the years ended December 31, 2011, 2010 and 2009, respectively.

PAR TERM
The Company reinsures 95% of the risk under its term life insurance policies with effective dates on or after January 1, 2010, exclusive of My Term, through an automatic coinsurance agreement with PAR TERM. The Company is not relieved of its primary obligation to the policyholder as a result of this agreement. Reinsurance recoverables related to this agreement were $248 million and $91 million as of December 31, 2011 and December 31, 2010, respectively. Premiums ceded to PAR TERM were $239 million and $102 million, for the years ended December 31, 2011and December 31, 2010, respectively. Benefits ceded to PAR TERM were $34 million and $16 million, for the years ended December 31, 2011 and December 31, 2010, respectively. Reinsurance expense allowances, net of capitalization and amortization were $44 million and $24 million for the years ended December 31, 2011 and December 31, 2010, respectively.

PAR III
The Company, excluding its subsidiaries, reinsures 90% of the risk under its ROP term life insurance policies with effective dates in 2009 through an automatic coinsurance agreement with PAR III. The Company is not relieved of its primary obligation to the policyholder as a result of this agreement. Reinsurance recoverables related to this agreement were $8 million, and $5 million as of December 31, 2011, and December 31, 2010, respectively. Premiums ceded to PAR III were $3 million, $3 million and $2 million for the years ended December 31, 2011, December 31, 2010 and December 31, 2009, respectively. Benefits ceded to PAR III in were $1 million for the year ended December 31, 2011, and less than $1 million for the years ended December 31, 2010 and 2009. Reinsurance expense allowances, net of capitalization and amortization were $1 million for the years ended December 31, 2011, 2010 and 2009.

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

13. RELATED PARTY TRANSACTIONS (continued)


Prudential Insurance
The Company has a yearly renewable term reinsurance agreement with Prudential Insurance and reinsures the majority of all mortality risks not otherwise reinsured. Effective July 1, 2011, the Company recaptured a portion of this reinsurance agreement related to its universal plus policies having effective dates prior to January 1, 2011. The Company now reinsures these risks with PAR U discussed above. Reinsurance recoverables related to this agreement were $173 million, and $175 million as of December 31, 2011, and December 31, 2010, respectively. Premiums and fees ceded to Prudential Insurance in 2011, 2010 and 2009 were $223 million, $355 million and $240 million, respectively. Benefits ceded to Prudential in 2011, 2010 and 2009 were $231 million, $263 million and $218 million, respectively. The Company is not relieved of its primary obligation to the policyholder as a result of these agreements.

The Company has reinsured a group annuity contract with Prudential Insurance, in consideration for a single premium payment by the Company, providing reinsurance equal to 100% of all payments due under the contract. The Company is not relieved of its primary obligation to the policyholders as a result of this agreement. Reinsurance recoverables related to this agreement were $7 million for both years ended December 31, 2011 and December 31, 2010, and $8 million for the year ended December 31, 2009. Benefits ceded were $2 million for the three years ended December 31, 2011, 2010 and 2009.

In December 2010, the Company amended certain of its affiliated reinsurance treaties to change the settlement mode from monthly to annual. As a result of these treaty amendments, the Company was required to pay our reinsurers, Prudential Insurance and UPARC, the premium difference that resulted. Settlement of this premium difference was made by transfers of securities at fair value of $120 million to Prudential Insurance and $35 million to UPARC.

Pruco Reinsurance
The Company uses reinsurance as part of its risk management and capital management strategies for certain of its optional living benefit features.

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

13. RELATED PARTY TRANSACTIONS (continued)


The following table provides information relating to fees ceded to Pruco Reinsurance ("Pruco Re") under these agreements which are included in "Realized investment (losses) gains, net" on the Unaudited Interim Consolidated Statement of Operations and Comprehensive Income for the dates indicated.

                                                                              Year Ended
                                                                --------------------------------------
                                                                December 31, December 31, December 31,
                                                                    2011         2010         2009
                                                                ------------ ------------ ------------
                                                                            (in thousands)
Pruco Reinsurance
  Effective January 24, 2011
    Highest Daily Lifetime Income ("HDI") (1)                     $ 31,639     $    --      $    --
    Spousal Highest Daily Lifetime Income ("SHDI") (1)              11,940          --           --
  Effective beginning August 24, 2009
    Highest Daily Lifetime 6 Plus ("HD6 Plus") (1)                 152,902      26,306          180
    Spousal Highest Daily Lifetime 6 Plus ("SHD6 Plus") (1)         67,754      11,951           64
  Effective June 30, 2009
    Highest Daily Lifetime 7 Plus ("HD7 Plus")                      17,014      14,516        4,488
    Spousal Highest Daily Lifetime 7 Plus ("SHD7 Plus")              8,951       7,533        2,207
  Effective January 28, 2008
    Highest Daily Lifetime 7 ("HD7")                                11,007      10,343        9,228
    Spousal Highest Daily Lifetime 7 ("SHD7")                        2,660       2,482        2,161
  Effective March 15, 2010
    Guaranteed Return Option Plus II ("GRO Plus II")                 3,595         812           --
  Effective January 28, 2008
    Highest Daily Guaranteed Return Option ("HD GRO")                  609         610          440
    Highest Daily Guaranteed Return Option II ("HD GRO II")          2,885         820           --
  Effective Since 2006
    Highest Daily Lifetime Five ("HDLT5")                            4,690       4,795        4,829
    Spousal Lifetime Five ("SLT5")                                   2,398       2,298        2,053
  Effective Since 2005
    Lifetime Five ("LT5")                                           15,461      15,011       13,614
                                                                  --------     -------      -------
Total Pruco Reinsurance                                           $333,505     $97,477      $39,264
                                                                  --------     -------      -------

    (1)Effective October 1, 2011, PLNJ entered into a coinsurance agreement with Pruco Re providing for the 100% reinsurance of this rider.

The Company's reinsurance recoverables related to the above product reinsurance agreements were $869 million and ($373) million as of December 31, 2011, and December 31, 2010, respectively. Realized gains (losses) ceded were $908 million, ($479) million and $814 million for the years ended December 31, of 2011, 2010 and 2009, respectively. Changes in realized gains (losses) for the 2011, 2010 and 2009 periods were primarily due to changes in market conditions in the period. The underlying asset as of December 31, 2011 and the contra-asset as of December 31, 2010 are reflected in "Reinsurance recoverables" in the Company's Consolidated Statements of Financial Position.

Taiwan branch reinsurance agreement
On January 31, 2001, the Company transferred all of its assets and liabilities associated with its Taiwan branch, including its Taiwan insurance book of business, to an affiliate, Prudential Life Insurance Company of Taiwan Inc. ("Prudential of Taiwan").

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

13. RELATED PARTY TRANSACTIONS (continued)


The mechanism used to transfer this block of business in Taiwan is referred to as a "full acquisition and assumption" transaction. Under this mechanism, the Company is jointly liable with Prudential of Taiwan for two years from the giving of notice to all obligees for all matured obligations and for two years after the maturity date of not-yet-matured obligations. Prudential of Taiwan is also contractually liable, under indemnification provisions of the transaction, for any liabilities that may be asserted against the Company.

The transfer of the insurance related assets and liabilities was accounted for as a long-duration coinsurance transaction under accounting principles generally accepted in the United States. Under this accounting treatment, the insurance related liabilities remain on the books of the Company and an offsetting reinsurance recoverable is established. These assets and liabilities are denominated in Taiwan dollars.

Affiliated premiums in 2011, 2010 and 2009 from the Taiwan coinsurance agreement were $74 million, $87 million and $77 million, respectively. Affiliated benefits ceded in 2011, 2010 and 2009 from the Taiwan coinsurance agreement were $22 million and $23 million and $21 million, respectively.

Reinsurance recoverables related to the Taiwan coinsurance agreement were $984 million and $946 million at December 31, 2011and December 31, 2010, respectively.

Deferred Policy Acquisition Costs Ceded to Term Reinsurance Affiliates
In 2009 when implementing a revision to the reinsurance treaties with PARCC, PAR TERM and PAR III, modifications were made affecting premiums. The related impact on the deferral of ceded reinsurance expense allowance did not reflect this change resulting in the understatement of deferred reinsurance expense allowances. During second quarter 2011, the Company recorded the correction, charging $13 million to net DAC amortization which represented the cumulative impact of this change. These adjustments are not material to any previously reported quarterly or annual financial statements.

Affiliated Asset Administration Fee Income
Effective April 1, 2009, the Company amended an existing agreement to add AST Investment Services, Inc., formerly known as American Skandia Investment Services, Inc, as a party whereas the Company receives fee income calculated on contractholder separate account balances invested in the Advanced Series Trust, formerly known as American Skandia Trust. Income received from AST Investment Services, Inc. related to this agreement was $152.5 million, $51.3 million, and $14.9 million for the years ended December 31, 2011, 2010, and 2009 respectively. These revenues are recorded as "Asset administration fees" in the Consolidated Statements of Operations and Comprehensive Income (Loss).

The Company participates in a revenue sharing agreement with Prudential Investments LLC, whereby the Company receives fee income from policyholders' account balances invested in The Prudential Series Fund ("PSF"). Income received from Prudential Investments LLC, related to this agreement was $10.6 million, $10.3 million, and $10.0 for the years ended December 31, 2011, 2010, and 2009, respectively. These revenues are recorded as "Asset administration fees" in the Consolidated Statements of Operations and Comprehensive Income
(Loss).

Affiliated Asset Transfers
The Company buys and sells assets to and from affiliated companies.

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

13. RELATED PARTY TRANSACTIONS (continued)


In December 2010, the Company purchased fixed maturity securities from affiliated companies, Prudential Annuities Life Assurance Corporation ("PALAC") and Pruco Re. The securities were purchased from PALAC, at a fair market value of $292 million, and were recorded net of OCI at an amortized cost of $257 million. The securities were purchased from Pruco Re, at a fair market value of $81 million, and were recorded net of OCI at an amortized cost of $76 million. The difference between fair market value and book value of these transfers was accounted for as a net decrease of $40 million to additional paid-in capital in 2010. During first quarter 2011, the Company recorded an out of period adjustment that reclassified the $40 million difference between book value and fair market value from additional paid-in capital to retained earnings. As part of this adjustment, a $14 million reduction to the deferred tax liability was recorded with an offset also reflected in retained earnings to record the tax effect of this activity. These adjustments were not material to any previously reported quarterly or annual financial statements.

In December 2010, the Company amended certain of its affiliated reinsurance treaties to change the settlement mode from monthly to annual. As a result of these treaty amendments, we were required to pay our reinsurers, Prudential Insurance and UPARC, the premium difference that resulted. Settlement of the premium difference with Prudential Insurance was made by transfer of securities that had an amortized cost of $117 million and a fair market value of $120 million. The difference between amortized cost and fair market value was accounted for as an increase of $3 million to additional paid-in capital. Settlement of the premium difference with UPARC was made by transfer of securities of $35 million in 2010, where fair market value approximated amortized cost.

In October 2011, the Company received fixed maturity securities from UPARC, an affiliated company, as consideration for the recapture of previously ceded business. The fair market value of the assets transferred to the Company was $350 million. The time elapsed between the effective date and the settlement date of the coinsurance agreement with PAR U resulted in a derivative gain of $37 million reflecting changes in market values of the consideration from the effective date through settlement date.

In October 2011, the Company transferred fixed maturity securities to PAR U, an affiliated company, as consideration for the coinsurance agreement with this affiliate. These securities had an amortized cost of $943 million and a fair market value of $1,006 million. The net difference between amortized cost and the fair value was $63 million and was recorded as a realized investment gain on the Company's financial statements. The time elapsed between the effective date and the settlement date of the coinsurance agreement with PAR U resulted in a derivative loss of $61 million reflecting changes in market values of the consideration from the effective date through settlement date.

In October 2011, the Company sold fixed maturity securities to PAR U, an affiliated company. These securities had an amortized cost of $84 million and a fair market value of $92 million. The net difference between amortized cost and fair market value was $8 million and was accounted for as a realized investment gain on the Company's financial statements.

In November 2011, the Company sold fixed maturity securities to its parent company, Prudential Insurance. These securities had an amortized cost of $41 million and a fair market value of $45 million. The difference between amortized cost and fair market was accounted for as an increase of $3 million to additional paid-in capital, net of taxes in 2011.

In December 2011, the Company sold commercial loan securities to its parent company, Prudential Insurance. These securities had an amortized cost of $19 million and a fair market value of $21 million. The difference between amortized cost and fair market value was accounted for as an increase of $1 million to additional paid-in capital, net of taxes in 2011.

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

13. RELATED PARTY TRANSACTIONS (continued)


In December 2011, the Company sold fixed maturity securities to PARCC, an affiliated company. These securities had an amortized cost of $36 million and a fair market value of $38 million. The net difference between amortized cost and fair value was $2 million and was accounted for as a realized investment gain on the Company's financial statements.

Debt Agreements
The Company has an agreement with an affiliate, Prudential Funding, LLC, which allows the Company to borrow funds for working capital and liquidity needs. The borrowings under this agreement are limited to $900 million. The Company had $114 million in short term debt affiliated with Prudential Financial and $15 million affiliated with Prudential Funding, LLC. as of December 31, 2011, and no borrowings outstanding as of December 31, 2010.

On December 20, 2010, the Company borrowed $650 million from Prudential Insurance. This loan has a fixed interest rate of 3.47% and matures on December 21, 2015. The total related interest expense to the Company was $22.5 million for the year ended December 31, 2011.

On November 15, 2010, the Company borrowed $245 million from Prudential Financial. This loan has a fixed interest rate of 3.01% and matures on November 13, 2015. The total related interest expense to the Company was $7.1 million for the year ended December 31, 2011. On December 15, 2011, the Company repaid $179 million to Prudential Financial as a partial repayment for the $245 million borrowing. The outstanding principle related to this loan was $66 million at December 31, 2011.

On June 20, 2011, the Company entered into a series of four $50 million borrowings with Prudential Financial, totaling $200 million. The loans have fixed interest rates ranging from 1.66% to 3.17% and maturity dates staggered one year apart, from June 19, 2013 to June 19, 2016. The total related interest expense was $2.6 million for the year ended December 31, 2011.

On December 15, 2011, the Company entered into a series of four $53 million borrowings and on December 16, 2011 four $11 million borrowings with Prudential Financial, totaling $256 million. The loans have fixed interest rates ranging from 2.65% to 3.61% and maturity dates staggered one year apart, from December 16, 2013 to December 16, 2016. The total related interest expense was $0.35 million for the year ended December 31, 2011.

Derivative Trades
In the ordinary course of business, the Company enters into over-the-counter ("OTC") derivative contracts with an affiliate, Prudential Global Funding, LLC. For these OTC derivative contracts, Prudential Global Funding, LLC has a substantially equal and offsetting position with external counterparties.

Pruco Life Insurance Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

14. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)


The unaudited quarterly results of operations for the years ended December 31, 2011 and 2010 are summarized in the table below:

                                                          Three Months Ended
                                             -------------------------------------------
                                             March 31  June 30   September 30 December 31
                                             -------- ---------  ------------ -----------
                                                            (in thousands)
2011
Total revenues                               $478,756 $ 493,845   $  639,641   $519,442
Total benefits and expenses                   383,055   465,288    1,371,790    265,750
Income (loss) from operations before income
 taxes                                         95,701    28,557     (732,149)   253,692
Net income (loss)                            $ 76,041 $  23,805   $ (434,310)  $201,721
                                             ======== =========   ==========   ========
2010
Total revenues                               $303,046 $ 417,543   $  316,435   $301,970
Total benefits and expenses                   249,047   636,017       (3,243)   (59,811)
Income (loss) from operations before income
 taxes                                         53,999  (218,474)     319,678    361,781
Net income (loss) (1)                        $ 49,112 $(139,086)  $  224,855   $254,004
                                             ======== =========   ==========   ========

    (1)In addition to the impact from the retrospective adoption of which costs relating to acquisition of new or renewal insurance costs qualify for deferral included within the three months ended June 30, 2010 and September 30, 2010, are offsetting impacts of approximately $40 million to income tax benefit and expense, respectively, resulting from revised interim tax calculations.

            Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Pruco Life Insurance Company:

In our opinion, the accompanying consolidated statements of financial position and the related statements of operations and comprehensive income, of stockholder's equity and of cash flows present fairly, in all material respects, the financial position of Pruco Life Insurance Company (a wholly owned subsidiary of The Prudential Insurance Company of America) and its subsidiaries at December 31, 2011 and December 31, 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Notes 1 and 2, of the consolidated financial statements, the Company has restated its previously issued 2011 consolidated statements of cash flows to correct an error. As discussed in Note 2, the Company changed the manner in which it accounts for the cost related to the acquisition or renewal of insurance contracts and the presentation of comprehensive income. Additionally, the Company changed its method of determining and recording other-than-temporary impairment for debt securities on January 1, 2009.

/s/ PRICEWATERHOUSECOOPERS LLP

New York, New York
March 9, 2012, except for the effects of the restatement discussed in Notes 1 and 2 and the effects of the adoption of the accounting standard relating to accounting for acquisition costs associated with acquiring or renewing insurance contracts, and the effects of the adoption of the accounting standard related to the presentation of comprehensive income discussed in Note 2, as to which the date is July 20, 2012.

                         PRUCO LIFE INSURANCE COMPANY
              Unaudited Interim Consolidated Financial Statements

                   September 30, 2012 and December 31, 2011

                               TABLE OF CONTENTS

                                                                                                                    PAGE NUMBER
                                                                                                                    -----------
PART I - FINANCIAL INFORMATION                                                                                           4

Item 1.  Financial Statements:                                                                                           4

         Unaudited Interim Consolidated Statements of Financial Position As of September 30, 2012 and December 31,
         2011                                                                                                            4

         Unaudited Interim Consolidated Statements of Operations and Comprehensive Income (Loss) For the three
         and nine months ended September 30, 2012 and 2011                                                               5

         Unaudited Interim Consolidated Statements of Equity For the nine months ended September 30, 2012 and
         2011                                                                                                            6

         Unaudited Interim Consolidated Statements of Cash Flows For the nine months ended September 30, 2012
         and 2011                                                                                                        7

         Notes to Unaudited Interim Consolidated Financial Statements                                                    9

                        PART I - FINANCIAL INFORMATION

                         ITEM 1. FINANCIAL STATEMENTS
                         PRUCO LIFE INSURANCE COMPANY

        UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
  AS OF SEPTEMBER 30, 2012 AND DECEMBER 31, 2011 (IN THOUSANDS, EXCEPT SHARE
                                   AMOUNTS)

                                                                                                SEPTEMBER 30, DECEMBER 31,
                                                                                                    2012          2011
                                                                                                ------------- ------------
ASSETS
Fixed maturities, available for sale, at fair value (amortized cost: 2012 - $5,518,190; 2011 -
  $5,151,406)..................................................................................  $ 6,017,329  $ 5,544,124
Equity securities, available for sale, at fair value (cost: 2012 - $4,139; 2011 - $9,627)......        4,425        8,269
Trading account assets, at fair value..........................................................       14,995       25,843
Policy loans...................................................................................    1,072,424    1,050,878
Short-term investments.........................................................................      295,902      283,281
Commercial mortgage and other loans............................................................    1,453,351    1,406,492
Other long-term investments....................................................................      320,804      268,486
                                                                                                 -----------  -----------
   Total investments...........................................................................    9,179,230    8,587,373
Cash and cash equivalents......................................................................      127,189      287,423
Deferred policy acquisition costs..............................................................    3,325,785    2,545,600
Accrued investment income......................................................................       85,526       86,020
Reinsurance recoverables.......................................................................    6,948,608    5,729,116
Receivables from parents and affiliates........................................................      218,333      195,543
Deferred sales inducements.....................................................................      748,850      542,742
Income taxes...................................................................................            0       76,066
Other assets...................................................................................       43,494       44,555
Separate account assets........................................................................   77,028,281   58,156,771
                                                                                                 -----------  -----------
       TOTAL ASSETS............................................................................  $97,705,296  $76,251,209
                                                                                                 ===========  ===========
LIABILITIES AND EQUITY
LIABILITIES
Policyholders' account balances................................................................  $ 8,263,030  $ 7,811,674
Future policy benefits and other policyholder liabilities......................................    6,698,996    5,294,308
Cash collateral for loaned securities..........................................................       56,129      153,651
Securities sold under agreements to repurchase.................................................            0       40,491
Income taxes...................................................................................       16,237            0
Short-term debt to affiliates..................................................................      275,923      129,000
Long-term debt to affiliates...................................................................    1,438,000    1,172,000
Payables to parent and affiliates..............................................................       21,796        3,377
Other liabilities..............................................................................      638,520      694,497
Separate account liabilities...................................................................   77,028,281   58,156,771
                                                                                                 -----------  -----------
       TOTAL LIABILITIES.......................................................................   94,436,912   73,455,769
                                                                                                 -----------  -----------
COMMITMENTS AND CONTINGENT LIABILITIES (SEE NOTE 6)

EQUITY
Common stock, ($10 par value; 1,000,000 shares, authorized; 250,000 shares, issued and
  outstanding).................................................................................        2,500        2,500
Additional paid-in capital.....................................................................      825,825      836,021
Retained earnings..............................................................................    2,166,831    1,743,291
Accumulated other comprehensive income.........................................................      273,228      213,628
                                                                                                 -----------  -----------
       TOTAL EQUITY............................................................................    3,268,384    2,795,440
                                                                                                 -----------  -----------
TOTAL LIABILITIES AND EQUITY...................................................................  $97,705,296  $76,251,209
                                                                                                 ===========  ===========

       SEE NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                         PRUCO LIFE INSURANCE COMPANY

   UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE
                                 INCOME (LOSS)
    THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011 (IN THOUSANDS)

                                                                                 THREE MONTHS ENDED      NINE MONTHS ENDED
                                                                                   SEPTEMBER 30,           SEPTEMBER 30,
                                                                               ---------------------  ----------------------
                                                                                  2012       2011        2012        2011
                                                                               ---------  ----------  ----------  ----------
REVENUES
Premiums...................................................................... $  17,078  $   16,129  $   48,338  $   49,686
Policy charges and fee income.................................................   432,917     244,819   1,104,903     820,987
Net investment income.........................................................   110,203     107,455     317,382     327,933
Asset administration fees.....................................................    75,777      52,901     205,690     147,969
Other income..................................................................    26,546      12,366      55,791      31,940
Realized investment gains (losses), net:
   Other-than-temporary impairments on fixed maturity securities..............   (16,307)    (17,634)    (32,055)    (47,634)
   Other-than-temporary impairments on fixed maturity securities transferred
     to Other comprehensive income............................................    14,564      15,541      26,028      41,542
   Other realized investment gains (losses), net..............................  (120,093)    208,064    (126,115)    239,811
                                                                               ---------  ----------  ----------  ----------
       Total realized investment gains (losses), net..........................  (121,836)    205,971    (132,142)    233,719
                                                                               ---------  ----------  ----------  ----------
TOTAL REVENUES................................................................   540,685     639,641   1,599,962   1,612,234
                                                                               ---------  ----------  ----------  ----------
BENEFITS AND EXPENSES
Policyholders' benefits.......................................................   194,239     187,648     300,193     302,481
Interest credited to policyholders' account balances..........................   (19,229)    291,321     140,490     450,590
Amortization of deferred policy acquisition costs.............................  (219,945)    721,456      20,317     942,336
General, administrative and other expenses....................................   226,753     171,365     634,178     524,727
                                                                               ---------  ----------  ----------  ----------
TOTAL BENEFITS AND EXPENSES...................................................   181,818   1,371,790   1,095,178   2,220,134
                                                                               ---------  ----------  ----------  ----------

INCOME (LOSS) FROM OPERATIONS BEFORE INCOME TAXES.............................   358,867    (732,149)    504,784    (607,900)
                                                                               ---------  ----------  ----------  ----------

Income tax expense (benefit)..................................................    43,268    (297,839)     81,244    (273,428)
                                                                               ---------  ----------  ----------  ----------
NET INCOME (LOSS)............................................................. $ 315,599  $ (434,310) $  423,540  $ (334,472)
                                                                               ---------  ----------  ----------  ----------

Other comprehensive income (loss), before tax:
   Foreign currency translation adjustments...................................       175        (578)        (45)         49
     Unrealized investment gains (losses) for the period......................    47,301      54,385      99,383      71,435
     Reclassification adjustment for (gains) losses included in net income....    (4,540)      6,786      (7,375)     20,531
                                                                               ---------  ----------  ----------  ----------
   Net unrealized investment gains (losses)...................................    42,761      61,171      92,008      91,966
                                                                               ---------  ----------  ----------  ----------
Other comprehensive income (loss), before tax:................................    42,936      60,593      91,963      92,015
   Less: Income tax expense (benefit) related to:.............................
     Foreign currency translation adjustment..................................        61        (202)        (16)         17
     Net unrealized investment gains..........................................    14,967      21,572      32,379      32,349
                                                                               ---------  ----------  ----------  ----------
       Total..................................................................    15,028      21,370      32,363      32,366
Other comprehensive income (loss), net of tax:................................    27,908      39,223      59,600      59,649
                                                                               ---------  ----------  ----------  ----------
COMPREHENSIVE INCOME (LOSS)................................................... $ 343,507  $ (395,087) $  483,140  $ (274,823)
                                                                               =========  ==========  ==========  ==========

       SEE NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                         PRUCO LIFE INSURANCE COMPANY

              UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF EQUITY
         NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011 (IN THOUSANDS)

                                                                                      ACCUMULATED
                                                              ADDITIONAL                 OTHER
                                                       COMMON  PAID-IN    RETAINED   COMPREHENSIVE
                                                       STOCK   CAPITAL    EARNINGS   INCOME (LOSS) TOTAL EQUITY
                                                       ------ ---------- ----------  ------------- ------------
BALANCE, DECEMBER 31, 2011............................ $2,500  $836,021  $1,743,291    $213,628     $2,795,440
Contributed capital - parent/child asset transfers....     --   (10,196)         --          --        (10,196)
Comprehensive income:
   Net income.........................................     --        --     423,540          --        423,540
   Other comprehensive income (loss), net of tax......     --        --          --      59,600         59,600
                                                                                                    ----------
Total comprehensive income............................                                                 483,140
                                                       ------  --------  ----------    --------     ----------
BALANCE, SEPTEMBER 30, 2012........................... $2,500  $825,825  $2,166,831    $273,228     $3,268,384
                                                       ======  ========  ==========    ========     ==========

                                                                                      ACCUMULATED
                                                              ADDITIONAL                 OTHER
                                                       COMMON  PAID-IN    RETAINED   COMPREHENSIVE
                                                       STOCK   CAPITAL    EARNINGS   INCOME (LOSS) TOTAL EQUITY
                                                       ------ ---------- ----------  ------------- ------------
BALANCE, DECEMBER 31, 2010............................ $2,500  $792,226  $2,370,525    $160,943     $3,326,194
Cumulative effect of adoption of accounting principle.     --        --    (468,340)     22,156       (446,184)
Affiliated asset transfers............................     --    40,252     (26,151)         --         14,101
Comprehensive income:
   Net income.........................................     --        --    (334,472)         --       (334,472)
   Other comprehensive income (loss), net of tax......     --        --          --      59,649         59,649
                                                                                                    ----------
Total comprehensive income............................                                                (274,823)
                                                       ------  --------  ----------    --------     ----------
BALANCE, SEPTEMBER 30, 2011........................... $2,500  $832,478  $1,541,562    $242,748     $2,619,288
                                                       ======  ========  ==========    ========     ==========

       SEE NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                         PRUCO LIFE INSURANCE COMPANY

            UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011 (IN THOUSANDS)

                                                                                                    NINE MONTHS ENDED
                                                                                                      SEPTEMBER 30,
                                                                                                ------------------------
                                                                                                    2012         2011
                                                                                                -----------  -----------
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES:
Net income..................................................................................... $   423,540  $  (334,472)
Adjustments to reconcile net income to net cash provided by operating activities:
   Policy charges and fee income...............................................................    (125,655)    (164,478)
   Interest credited to policyholders' account balances........................................     140,490      450,590
   Realized investment (gains) losses, net.....................................................     132,142     (233,719)
   Amortization and other non-cash items.......................................................     (41,269)     (10,493)
   Change in:
     Future policy benefits and other insurance liabilities....................................   1,030,768      702,610
     Reinsurance recoverables..................................................................    (791,695)  (1,647,830)
     Accrued investment income.................................................................      (1,246)         389
     Receivables from parent and affiliates....................................................     (27,116)      39,695
     Payables to parent and affiliates.........................................................       5,780      (40,085)
     Deferred policy acquisition costs.........................................................    (879,316)     372,886
     Income taxes payable......................................................................     104,803     (435,401)
     Deferred sales inducements................................................................    (191,851)    (227,722)
     Other, net................................................................................     (37,742)     877,038
                                                                                                -----------  -----------
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES................................................. $  (258,367) $  (650,992)
                                                                                                -----------  -----------

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES:
Proceeds from the sale/maturity/prepayment of:
   Fixed maturities, available for sale........................................................ $   801,617  $   736,820
   Short-term investments......................................................................     977,765      838,032
   Policy loans................................................................................      96,177       92,508
   Ceded policy loans..........................................................................      (2,428)      (1,283)
   Commercial mortgage and other loans.........................................................      75,284       42,196
   Other long-term investments.................................................................       8,443        8,856
   Equity securities, available for sale.......................................................       9,849       10,350
   Trading account assets, at fair value.......................................................      10,636           --
Payments for the purchase/origination of:
   Fixed maturities, available for sale........................................................  (1,296,016)    (634,883)
   Short-term investments......................................................................    (990,405)    (987,273)
   Policy loans................................................................................    (100,621)     (76,734)
   Ceded policy loans..........................................................................      12,683        2,121
   Commercial mortgage and other loans.........................................................    (156,865)    (134,523)
   Other long-term investments.................................................................     (66,429)     (32,136)
   Equity securities, available for sale.......................................................      (5,024)      (8,446)
   Notes receivable from parent and affiliates, net............................................      21,788       18,228
   Other.......................................................................................        (483)         966
                                                                                                -----------  -----------
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES................................................. $  (604,029) $  (125,201)
                                                                                                -----------  -----------
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:
   Policyholders' account deposits............................................................. $ 2,908,539  $ 2,181,188
   Ceded policyholders' account deposits.......................................................    (209,800)     (58,729)
   Policyholders' account withdrawals..........................................................  (2,291,138)  (1,886,503)
   Ceded policyholders' account withdrawals....................................................      22,035        4,602
   Net change in securities sold under agreement to repurchase and cash collateral for loaned
     securities................................................................................    (138,014)     108,189
   Contributed capital - parent/child asset transfers..........................................     (13,378)          --
   Net increase (decrease) in short-term borrowing.............................................      43,923       50,000
   Drafts outstanding..........................................................................      10,995       53,575
   Net change in long-term borrowing...........................................................     369,000      200,000
                                                                                                -----------  -----------
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES................................................. $   702,162  $   652,322
                                                                                                -----------  -----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS...........................................    (160,234)    (123,871)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR...................................................     287,423      364,999
                                                                                                -----------  -----------
CASH AND CASH EQUIVALENTS, END OF PERIOD....................................................... $   127,189  $   241,128
                                                                                                ===========  ===========

       SEE NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Cash Flows from Investing Activities in the September 30, 2012 Unaudited Interim Consolidated Statement of Cash Flows excludes $202 million of decreases in fixed maturities, available for sale and commercial mortgages related to the coinsurance transaction between the Company and PAR U, an affiliate (See Note
8). The assets transferred included $156 million of consideration for the initial premium due under the coinsurance agreement with this affiliate and $46 million to Prudential Financial, the Company's ultimate parent company, to settle tax expenses arising from this coinsurance transaction.

                         PRUCO LIFE INSURANCE COMPANY

         NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS AND BASIS OF PRESENTATION

Pruco Life Insurance Company, is a wholly owned subsidiary of The Prudential Insurance Company of America, or ("Prudential Insurance"), which in turn is an indirect wholly owned subsidiary of Prudential Financial, Inc., or ("Prudential Financial"). Pruco Life Insurance Company was organized in 1971 under the laws of the State of Arizona. It is licensed to sell life insurance and annuities, primarily through third party distributors, in the District of Columbia, Guam, and in all States except New York.

Pruco Life Insurance Company has three subsidiaries, including one wholly owned life insurance subsidiary, Pruco Life Insurance Company of New Jersey, or ("PLNJ"), and two subsidiaries formed in 2009 for the purpose of holding certain commercial loan and other investments. Pruco Life Insurance Company and its subsidiaries are together referred to as ("the Company") and all financial information is shown on a consolidated basis.

PLNJ is a stock life insurance company organized in 1982 under the laws of the state of New Jersey. It is licensed to sell life insurance and annuities, primarily through third party distributors, only in New Jersey and New York.

ACQUISITION OF THE HARTFORD'S INDIVIDUAL LIFE INSURANCE BUSINESS

On September 27, 2012, Prudential Financial announced that Prudential Insurance entered into an agreement to acquire The Hartford's Individual Life Insurance Business through a reinsurance transaction. Prudential Insurance will pay The Hartford cash consideration of $615 million, primarily in the form of a ceding commission to provide reinsurance for approximately 700,000 Hartford life insurance policies with net retained face amount in force of approximately $135 billion. The transaction is expected to close in early 2013, subject to regulatory approvals and customary closing conditions.

In connection with this transaction, Prudential Insurance will retrocede to the Company, the portion of the assumed business that is classified as guaranteed universal life insurance ("GUL") with account values of approximately $3.5 billion as of June 30, 2012. Under this reinsurance agreement, the Company will pay Prudential Insurance a ceding commission in an amount to be determined and will provide reinsurance for more than 74,000 GUL policies with net retained face amount in force of approximately $31 billion. The Company will then retrocede all of the GUL policies to an affiliated captive reinsurance company.

BASIS OF PRESENTATION

The Unaudited Interim Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States, or "U.S. GAAP," on a basis consistent with reporting interim financial information in accordance with instructions to Form 10-Q and Article 10 of Regulation S-X of the Securities and Exchange Commission ("SEC"). In the opinion of management, all adjustments necessary for a fair statement of the consolidated results of operations and financial condition of the Company have been made. All such adjustments are of a normal recurring nature. Interim results are not necessarily indicative of results that may be expected for the full year. Intercompany balances and transactions have been eliminated.

The Company has extensive transactions and relationships with Prudential Insurance and other affiliates, (as more fully described in Note 8). Due to these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties. These financial statements should be read in conjunction with the Audited Consolidated Financial Statements included in the Company's Annual Report on Form 10-K/A for the year ended December 31, 2011.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The most significant estimates include those used in determining deferred policy acquisition costs and related amortization; amortization of deferred sales inducements; future policy benefits including guarantees; valuation of investments including derivatives and the recognition of other-than-temporary impairments; provision for income taxes and valuation of deferred tax assets; and reserves for contingent liabilities, including reserves for losses in connection with unresolved legal matters.

RECLASSIFICATIONS

Certain amounts in prior periods have been reclassified to conform to the current period presentation.

                         PRUCO LIFE INSURANCE COMPANY

2. SIGNIFICANT ACCOUNTING POLICIES AND PRONOUNCEMENTS

INVESTMENTS AND INVESTMENT RELATED LIABILITIES

The Company's investments in debt and equity securities include fixed maturities; equity securities; and short-term investments. The accounting policies related to these, as well as commercial mortgage and other loans, are as follows:

Fixed maturities are comprised of bonds, notes and redeemable preferred stock. Fixed maturities classified as "available-for-sale" are carried at fair value. See Note 4 for additional information regarding the determination of fair value. The amortized cost of fixed maturities is adjusted for amortization of premiums and accretion of discounts to maturity. Interest income, as well as the related amortization of premium and accretion of discount, is included in "Net investment income" under the effective yield method. For mortgage-backed and asset-backed securities, the effective yield is based on estimated cash flows, including interest rate and prepayment assumptions based on data from widely accepted third-party data sources or internal estimates. In addition to interest rate and prepayment assumptions, cash flow estimates also vary based on other assumptions regarding the underlying collateral, including default rates and changes in value. These assumptions can significantly impact income recognition and the amount of other-than-temporary impairments recognized in earnings and other comprehensive income. For high credit quality mortgage-backed and asset-backed securities (those rated AA or above), cash flows are provided quarterly, and the amortized cost and effective yield of the security are adjusted as necessary to reflect historical prepayment experience and changes in estimated future prepayments. The adjustments to amortized cost are recorded as a charge or credit to net investment income in accordance with the retrospective method. For asset-backed and mortgage-backed securities rated below AA or those for which an other than temporary impairment has been recorded, the effective yield is adjusted prospectively for any changes in estimated cash flows. See the discussion below on realized investment gains and losses for a description of the accounting for impairments. Unrealized gains and losses on fixed maturities classified as "available-for-sale," net of tax, and the effect on deferred policy acquisition costs, deferred sales inducements and future policy benefits that would result from the realization of unrealized gains and losses, are included in "Accumulated other comprehensive income
(loss)."

Equity securities, available-for-sale are comprised of common stock, and non-redeemable preferred stock and are carried at fair value. The associated unrealized gains and losses, net of tax, and the effect on deferred policy acquisition costs, deferred sales inducements and future policy benefits that would result from the realization of unrealized gains and losses, are included in "Accumulated other comprehensive income (loss)." The cost of equity securities is written down to fair value when a decline in value is considered to be other-than-temporary. See the discussion below on realized investment gains and losses for a description of the accounting for impairments. Dividends from these investments are recognized in "Net investment income" when earned.

Trading account assets, at fair value, consist primarily of asset-backed securities, commercial mortgage-backed securities and perpetual preferred stock whose fair values are determined consistent with similar instruments described above under "Fixed Maturity Securities." Realized and unrealized gains and losses for these investments are reported in "Other income." Interest and dividend income from these investments is reported in "Net investment income."

Commercial mortgage and other loans consist of commercial mortgage loans and agricultural loans. Commercial mortgage loans are broken down by class which is based on property type (industrial properties, retail, office, multi-family/apartment, hospitality, and other). Commercial mortgage and other loans originated and held for investment are generally carried at unpaid principal balance, net of unamortized deferred loan origination fees and expenses and net of an allowance for losses. Commercial mortgage and other loans acquired, including those related to the acquisition of a business, are recorded at fair value when purchased, reflecting any premiums or discounts to unpaid principal balances.

Interest income, as well as prepayment fees and the amortization of the related premiums or discounts, related to commercial mortgage and other loans, are included in "Net investment income."

Impaired loans include those loans for which it is probable that amounts due will not be collected according to the contractual terms of the loan agreement. The Company defines "past due" as principal or interest not collected at least 30 days past the scheduled contractual due date. Interest received on loans that are past due, including impaired and non-impaired loans as well as loans that were previously modified in a troubled debt restructuring, is either applied against the principal or reported as net investment income based on the Company's assessment as to the collectability of the principal. See Note 3 for additional information about the Company's past due loans.

The Company discontinues accruing interest on loans after the loans become 90 days delinquent as to principal or interest payments, or earlier when the Company has doubts about collectability. When the Company discontinues accruing interest on a loan, any accrued but uncollectible interest on the loan and other loans backed by the same collateral, if any, is charged to interest income in the same period. Generally, a loan is restored to accrual status only after all delinquent interest and principal are brought current and, in the case of loans where the payment of interest has been interrupted for a substantial period, or the loan has been modified, a regular payment performance has been established.

The Company reviews the performance and credit quality of the commercial mortgage loan and agricultural loan portfolios on an on-going basis. Loans are placed on watch list status based on a predefined set of criteria and are assigned one of three categories. Loans are placed on "early warning" status in cases where, based on the Company's analysis of the loan's collateral, the financial situation of the borrower or tenants or other market factors, it is believed a loss of principal or interest could occur. Loans are classified as "closely monitored" when it is determined that there is a collateral deficiency or other credit events that may lead to a potential loss of principal or interest. Loans "not in good standing" are those loans where the Company has concluded that there is a high probability of loss of principal, such as when the loan is delinquent or in the process of foreclosure. As described below, in determining the allowance for losses, the Company evaluates each loan on the watch list to determine if it is probable that amounts due will not be collected according to the contractual terms of the loan agreement.

                         PRUCO LIFE INSURANCE COMPANY

Loan-to-value and debt service coverage ratios are measures commonly used to assess the quality of commercial mortgage loans. The loan-to-value ratio compares the amount of the loan to the fair value of the underlying property collateralizing the loan, and is commonly expressed as a percentage. Loan-to-value ratios greater than 100% indicate that the loan amount exceeds the collateral value. A smaller loan-to-value ratio indicates a greater excess of collateral value over the loan amount. The debt service coverage ratio compares a property's net operating income to its debt service payments. Debt service coverage ratios less than 1.0 times indicate that property operations do not generate enough income to cover the loan's current debt payments. A larger debt service coverage ratio indicates a greater excess of net operating income over the debt service payments. The values utilized in calculating these ratios are developed as part of the Company's periodic review of the commercial mortgage loan and agricultural loan portfolio, which includes an internal appraisal of the underlying collateral value. The Company's periodic review also includes a quality re-rating process, whereby the internal quality rating originally assigned at underwriting is updated based on current loan, property and market information using a proprietary quality rating system. The loan-to-value ratio is the most significant of several inputs used to establish the internal credit rating of a loan which in turn drives the allowance for losses. Other key factors considered in determining the internal credit rating include debt service coverage ratios, amortization, loan term, estimated market value growth rate and volatility for the property type and region. See Note 3 for additional information related to the loan-to-value ratios and debt service coverage ratios related to the Company's commercial mortgage and agricultural loan portfolios.

The allowance for loan losses includes a loan specific reserve for each impaired loan that has a specifically identified loss and a portfolio reserve for probable incurred but not specifically identified losses. For impaired commercial mortgage loans and agricultural loans, the allowances for losses are determined based on the present value of expected future cash flows discounted at the loan's effective interest rate, or based upon the fair value of the collateral if the loan is collateral dependent. The portfolio reserves for probable incurred but not specifically identified losses in the commercial mortgage and agricultural loan portfolio segments considers the current credit composition of the portfolio based on an internal quality rating, (as described above). The portfolio reserves are determined using past loan experience, including historical credit migration, loss probability and loss severity factors by property type. These factors are reviewed each quarter and updated as appropriate.

The allowance for losses on commercial mortgage loans and agricultural loans can increase or decrease from period to period based on the factors noted above. "Realized investment gains (losses), net" includes changes in the allowance for losses. "Realized investment gains (losses), net" also includes gains and losses on sales, certain restructurings, and foreclosures.

When a commercial mortgage or other loan is deemed to be uncollectible, any specific valuation allowance associated with the loan is reversed and a direct write down to the carrying amount of the loan is made. The carrying amount of the loan is not adjusted for subsequent recoveries in value.

Policy loans are carried at unpaid principal balances. Interest income on policy loans is recognized in "Net investment income" at the contract interest rate when earned.

Securities repurchase and resale agreements and securities loaned transactions are used to earn spread income, to borrow funds, or to facilitate trading activity. Securities repurchase and resale agreements are generally short term in nature, and therefore, the carrying amounts of these instruments approximate fair value. As part of securities repurchase agreements or securities loan transactions the Company transfers U.S. government and government agency securities and receives cash as collateral. As part of securities resale agreements, the Company transfers cash as collateral and receives U.S. government securities. For securities repurchase agreements and securities loaned transactions used to earn spread income, the cash received is typically invested in cash equivalents, short term investments or fixed maturities.

Securities repurchase and resale agreements that satisfy certain criteria are treated as collateralized financing arrangements. These agreements are carried at the amounts at which the securities will be subsequently resold or reacquired, as specified in the respective agreements. For securities purchased under agreements to resell, the Company's policy is to take possession or control of the securities and to value the securities daily. Securities to be resold are the same, or substantially the same, as the securities received. For securities sold under agreements to repurchase, the market value of the securities to be repurchased is monitored, and additional collateral is obtained where appropriate, to protect against credit exposure. Securities to be repurchased are the same, or substantially the same as those sold. Income and expenses related to these transactions executed within the insurance subsidiary used to earn spread income are reported as "Net investment income," however, for transactions used to borrow funds, the associated borrowing cost is reported as interest expense (included in "General, administrative and other expenses").

Securities loaned transactions are treated as financing arrangements and are recorded at the amount of cash received. The Company obtains collateral in an amount equal to 102% and 105% of the fair value of the domestic and foreign securities, respectively. The Company monitors the market value of the securities loaned on a daily basis with additional collateral obtained as necessary. Substantially all of the Company's securities loaned transactions are with large brokerage firms. Income and expenses associated with securities loaned transactions used to earn spread income are generally reported as "Net investment income;" however, for securities loaned transactions used for funding purposes the associated rebate is reported as interest expense (included in "General, administrative and other expenses").

Other long-term investments consist of derivatives, the Company's investments in joint ventures and limited partnerships in which the Company does not exercise control, as well as investments in the Company's own separate accounts, which are carried at fair value, and investment real estate. Joint venture and partnership interests are generally accounted for using the equity method of accounting, except in instances in which the Company's interest is so minor that it exercises virtually no influence over operating and financial policies. In such instances, the Company applies the cost method of accounting. The Company's share of net income from investments in joint ventures and partnerships is generally included in "Net investment income."

                         PRUCO LIFE INSURANCE COMPANY

"Short-term investments" primarily consist of highly liquid debt instruments with a maturity of greater than three months and less than twelve months when purchased. These investments are generally carried at fair value and include certain money market investments, short-term debt securities issued by government sponsored entities and other highly liquid debt instruments.

Realized investment gains (losses) are computed using the specific identification method. Realized investment gains and losses are generated from numerous sources, including the sale of fixed maturity securities, equity securities, investments in joint ventures and limited partnerships and other types of investments, as well as adjustments to the cost basis of investments for net other-than-temporary impairments recognized in earnings. Realized investment gains and losses are also generated from prepayment premiums received on private fixed maturity securities, allowance for losses on commercial mortgage and other loans and fair value changes on embedded derivatives and free-standing derivatives that do not qualify for hedge accounting treatment.

The Company's available-for-sale securities with unrealized losses are reviewed quarterly to identify other-than-temporary impairments in value. In evaluating whether a decline in value is other-than-temporary, the Company considers several factors including, but not limited to the following: (1) the extent and the duration of the decline; (2) the reasons for the decline in value (credit event, currency or interest-rate related, including general credit spread widening); and (3) the financial condition of and near-term prospects of the issuer. With regard to available-for-sale equity securities, the Company also considers the ability and intent to hold the investment for a period of time to allow for a recovery of value. When it is determined that a decline in value of an equity security is other-than-temporary, the carrying value of the equity security is reduced to its fair value, with a corresponding charge to earnings.

Under the authoritative guidance for the recognition and presentation of other-than-temporary impairments for debt securities, an other-than-temporary impairment must be recognized in earnings for a debt security in an unrealized loss position when an entity either (a) has the intent to sell the debt security or (b) more likely than not will be required to sell the debt security before its anticipated recovery. For all debt securities in unrealized loss positions that do not meet either of these two criteria, the guidance requires that the Company analyze its ability to recover the amortized cost by comparing the net present value of projected future cash flows with the amortized cost of the security. The net present value is calculated by discounting the Company's best estimate of projected future cash flows at the effective interest rate implicit in the debt security prior to impairment. The Company may use the estimated fair value of collateral as a proxy for the net present value if it believes that the security is dependent on the liquidation of collateral for recovery of its investment. If the net present value is less than the amortized cost of the investment, an other-than-temporary impairment is recognized.

Under the authoritative guidance for the recognition and presentation of other-than-temporary impairments, when an other-than-temporary impairment of a debt security has occurred, the amount of the other-than-temporary impairment recognized in earnings depends on whether the Company intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis. If the debt security meets either of these two criteria, the other-than-temporary impairment recognized in earnings is equal to the entire difference between the security's amortized cost basis and its fair value at the impairment measurement date. For other-than-temporary impairments of debt securities that do not meet these criteria, the net amount recognized in earnings is equal to the difference between the amortized cost of the debt security and its net present value calculated as described above. Any difference between the fair value and the net present value of the debt security at the impairment measurement date is recorded in "Other comprehensive income (loss)" ("OCI"). Unrealized gains or losses on securities for which an other-than-temporary impairment has been recognized in earnings is tracked as a separate component of "Accumulated other comprehensive income (loss)."

For debt securities, the split between the amount of an other-than-temporary impairment recognized in other comprehensive income and the net amount recognized in earnings is driven principally by assumptions regarding the amount and timing of projected cash flows. For mortgage-backed and asset-backed securities, cash flow estimates consider the payment terms of the underlying assets backing a particular security, including interest rate and prepayment assumptions, based on data from widely accepted third-party data sources or internal estimates. In addition to interest rate and prepayment assumptions, cash flow estimates also include other assumptions regarding the underlying collateral including default rates and recoveries, which vary based on the asset type and geographic location, as well as the vintage year of the security. For structured securities, the payment priority within the tranche structure is also considered. For all other debt securities, cash flow estimates are driven by assumptions regarding probability of default and estimates regarding timing and amount of recoveries associated with a default. The Company has developed these estimates using information based on its historical experience as well as using market observable data, such as industry analyst reports and forecasts, sector credit ratings and other data relevant to the collectability of a security, such as the general payment terms of the security and the security's position within the capital structure of the issuer.

The new cost basis of an impaired security is not adjusted for subsequent increases in estimated fair value. In periods subsequent to the recognition of an other-than-temporary impairment, the impaired security is accounted for as if it had been purchased on the measurement date of the impairment. For debt securities, the discount (or reduced premium) based on the new cost basis may be accreted into net investment income in future periods, including increases in cash flow on a prospective basis. In certain cases where there are decreased cash flow expectations, the security is reviewed for further cash flow impairments.

ASSET ADMINISTRATION FEES

The Company receives asset administration fee income from policyholders' account balances invested in The Prudential Series Funds or, "PSF," which are a portfolio of mutual fund investments related to the Company's separate account products. Also, the Company receives fee income calculated on contractholder separate account balances invested in the Advanced Series Trust Funds (see Note
8). In addition, the Company receives fees from policyholders' account balances invested in funds managed by companies other than affiliates of Prudential Insurance. Asset administration fees are recognized as income when earned.

                         PRUCO LIFE INSURANCE COMPANY

DERIVATIVE FINANCIAL INSTRUMENTS

Derivatives are financial instruments whose values are derived from interest rates, financial indices, or the values of securities. Derivative financial instruments generally used by the Company include swaps, futures, forwards and options which are contracted in the over-the-counter market with an affiliate. Derivative positions are carried at fair value, generally by obtaining quoted market prices or through the use of valuation models. Values can be affected by changes in interest rates, financial indices, values of securities, credit spreads, market volatility, expected returns, non-performance risks and liquidity. Values can also be affected by changes in estimates and assumptions, including those related to counterparty behavior and non-performance risk used in valuation models.

Derivatives are used to manage the characteristics of the Company's asset/liability mix to manage the interest rate and currency characteristics of assets or liabilities. Additionally, derivatives may be used to seek to reduce exposure to interest rate, credit, foreign currency and equity risks associated with assets held or expected to be purchased or sold, and liabilities incurred or expected to be incurred.

Derivatives are recorded either as assets, within "Other long-term investments," or as liabilities, within "Other liabilities," except for embedded derivatives, which are recorded with the associated host contract. The Company nets the fair value of all derivative financial instruments with its affiliated counterparty for which a master netting arrangement has been executed. As discussed below and in Note 5, all realized and unrealized changes in fair value of derivatives, with the exception of the effective portion of cash flow hedges are recorded in current earnings. Cash flows from these derivatives are reported in the operating and investing activities sections in the Unaudited Interim Consolidated Statements of Cash Flows based on the nature and purpose of the derivative.

The Company designates derivatives as either (1) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow" hedge), or (2) a derivative that does not qualify for hedge accounting.

To qualify for hedge accounting treatment, a derivative must be highly effective in mitigating the designated risk of the hedged item. Effectiveness of the hedge is formally assessed at inception and throughout the life of the hedging relationship. Even if a derivative qualifies for hedge accounting treatment, there may be an element of ineffectiveness of the hedge. Under such circumstances, the ineffective portion is recorded in "Realized investment gains (losses), net."

The Company formally documents at inception all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as cash flow hedges to specific assets and liabilities on the balance sheet or to forecasted transactions.

When a derivative is designated as a cash flow hedge and is determined to be highly effective, changes in its fair value are recorded in "Accumulated other comprehensive income (loss)" to the extent they are effective, until earnings are affected by the variability of cash flows being hedged (e.g., when periodic settlements on a variable-rate asset or liability are recorded in earnings). At that time, the related portion of deferred gains or losses on the derivative instrument is reclassified and reported in the income statement line item associated with the hedged item.

If it is determined that a derivative no longer qualifies as an effective cash flow hedge, or management removes the hedge designation, the derivative will continue to be carried on the balance sheet at its fair value, with changes in fair value recognized currently in "Realized investment gains (losses), net." In this scenario, the hedged asset or liability under a fair value hedge will no longer be adjusted for changes in fair value and the existing basis adjustment is amortized to the income statement line associated with the asset or liability. The component of "Accumulated other comprehensive income (loss)" related to discontinued cash flow hedges is reclassified to the income statement line associated with the hedged cash flows consistent with the earnings impact of the original hedged cash flows.

When hedge accounting is discontinued because it is probable that the forecasted transaction will not occur by the end of the specified time period, the derivative will continue to be carried on the balance sheet at its fair value, with changes in fair value recognized currently in "Realized investment gains (losses), net." Gains and losses that were in "Accumulated other comprehensive income (loss)" pursuant to the hedge of a forecasted transaction are recognized immediately in "Realized investment gains (losses), net."

If a derivative does not qualify for hedge accounting, all changes in its fair value, including net receipts and payments, are included in "Realized investment gains (losses), net" without considering changes in the fair value of the economically associated assets or liabilities.

The Company is a party to financial instruments that contain derivative instruments that are "embedded" in the financial instruments. At inception, the Company assesses whether the economic characteristics of the embedded instrument are clearly and closely related to the economic characteristics of the remaining component of the financial instrument (i.e., the host contract) and whether a separate instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument. When it is determined that (1) the embedded instrument possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract, and (2) a separate instrument with the same terms would qualify as a derivative instrument, the embedded instrument qualifies as an embedded derivative that is separated from the host contract, carried at fair value, and changes in its fair value are included in "Realized investment gains (losses), net." For certain financial instruments that contain an embedded derivative that otherwise would need to be bifurcated and reported at fair value, the Company may elect to classify the entire instrument as a trading account asset and report it within "Trading account assets, at fair value."

                         PRUCO LIFE INSURANCE COMPANY

The Company sells variable annuity contracts that include optional living benefit features that may be treated from an accounting perspective as embedded derivatives. The Company has reinsurance agreements to transfer the risk related to certain of these embedded derivatives to an affiliate, Pruco Reinsurance Ltd. ("Pruco Re"). The embedded derivatives related to the living benefit features and the related reinsurance agreements are carried at fair value and included in "Future policy benefits and other policyholder liabilities" and "Reinsurance recoverables," respectively. Changes in the fair value are determined using valuation models as described in Note 4, and are recorded in "Realized investment gains (losses), net."

The Company, excluding its subsidiaries, also sells certain universal life products that contain a no lapse guarantee provision that is reinsured with an affiliate, Universal Prudential Arizona Reinsurance Company ("UPARC"). The reinsurance of this no lapse guarantee results in an embedded derivative that incurs market risk primarily in the form of interest rate risk. Interest rate sensitivity can result in changes in the value of the underlying contractual guarantees that are carried at fair value and included in "Reinsurance recoverables," and changes in "Realized investment gains (losses), net." In the third quarter of 2011, the Company amended its reinsurance agreement resulting in a recapture of a portion of this business (See Note 8) effective July 1, 2011. Pursuant to the recapture amendment, the settlement of the recapture premium occurred subsequent to the effective date of the recapture. As a result, the recapture premium was treated as if settled on the effective date and adjusted for the time elapsed between this date and the settlement date. This adjustment was equal to the earned interest and changes in market values from the effective date through the settlement date related to fixed maturity securities from an asset portfolio within UPARC. This settlement feature was accounted for as a derivative.

Concurrent with the recapture discussed above, the Company entered into a new coinsurance agreement with an affiliate, Prudential Arizona Reinsurance Universal Company, ("PAR U") effective July 1, 2011. The settlement of the initial coinsurance premium also occurred subsequent to the effective date of the coinsurance agreement and contains a settlement provision similar to the recapture premium, discussed above. The adjustment to the initial coinsurance premium was equal to the earned interest and changes in market values from the effective date through settlement date related to fixed maturity securities from both an asset portfolio within the Company, as well as an asset portfolio within UPARC. The settlement feature of this agreement was accounted for as a derivative (See Note 8 for additional information about this agreement).

Effective July 1, 2012, the Company's wholly owned subsidiary, PLNJ, entered into a new coinsurance agreement with an affiliate, PAR U. The settlement of the initial coinsurance premium occurred subsequent to the effective date of the coinsurance agreement. As a result, the settlement was treated as if settled on the effective date and adjusted for the time elapsed between this date and the settlement date. The adjustment to the initial coinsurance premium was equal to the earned interest and changes in market values from the effective date of the coinsurance agreement through settlement date related to fixed maturity and commercial mortgage securities from an asset portfolio within PLNJ. The settlement feature of this agreement was accounted for as a derivative (See Note 8 for additional information about this agreement).

INCOME TAXES

The Company determines its interim tax provision using the annual effective tax rate methodology in accordance with the authoritative guidance. The increase in the income tax expense for the three months and nine months ended September 30, 2012 and change in effective tax rate was primarily driven by an increase in pre-tax income for the three months and nine months ended September 30, 2012 compared to the three months and nine months ended September 30, 2011.

ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2012 the Company adopted, retrospectively, updated guidance regarding the presentation of comprehensive income. The updated guidance eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity. Under the updated guidance, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The updated guidance does not change the items that are reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The Company opted to present the total of comprehensive income, the components of net income, and the components of other comprehensive income in a single continuous statement of comprehensive income. The Unaudited Interim Consolidated Financial Statements included herein reflect the adoption of this updated guidance.

Effective January 1, 2012, the Company adopted, prospectively, updated guidance regarding the fair value measurements and disclosure requirements. The updated guidance clarifies existing guidance related to the application of fair value measurement methods and requires expanded disclosures. The expanded disclosures required by this guidance are included in Note 4. Adoption of this guidance did not have a material effect on the Company's consolidated financial position or results of operations.

Effective January 1, 2012, the Company adopted, prospectively, updated guidance regarding the assessment of effective control for repurchase agreements. The Company's adoption of this guidance did not have a material effect on the Company's consolidated financial position, results of operations, and financial statement disclosures.

Effective January 1, 2012, the Company adopted retrospectively new authoritative guidance to address diversity in practice regarding the interpretation of which costs relating to the acquisition of new or renewal insurance contracts qualify for deferral. Under the amended guidance acquisition costs are to include only those costs that are directly related to the acquisition or renewal of insurance contracts by applying a model similar to the accounting for loan origination costs. An entity may defer incremental direct costs of contract acquisition with independent third parties or employees that are essential to the contract transaction, as well as the portion of employee compensation, including payroll fringe benefits, and other costs directly related to underwriting, policy issuance and processing, medical inspection, and contract selling for successfully negotiated contracts. Prior period financial information presented in these financial statements has been adjusted to reflect the retrospective adoption of the amended guidance. The lower level of costs now qualifying for deferral will be only partially offset by a lower level of amortization of "Deferred

                         PRUCO LIFE INSURANCE COMPANY
policy acquisition costs," and, as such, will initially result in lower earnings in future periods primarily reflecting lower deferrals of wholesaler costs. While the adoption of this amended guidance changes the timing of when certain costs are reflected in the Company's results of operations, it has no effect on the total acquisition costs to be recognized over time and has no impact on the Company's cash flows.

The following tables present amounts as previously reported in 2011, the effect of the change due to the retrospective adoption of the amended guidance related to the deferral of acquisition costs as described above, and the adjusted amounts that are reflected in the Unaudited Interim Consolidated Financial Statements included herein.

                         PRUCO LIFE INSURANCE COMPANY

 UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION:
                                                   DECEMBER 31, 2011
                                         -------------------------------------
                                         AS PREVIOUSLY EFFECT OF  AS CURRENTLY
                                         REPORTED (2)   CHANGE    REPORTED (2)
                                         ------------- ---------  ------------
                                                    (IN THOUSANDS)
 Deferred policy acquisition costs......  $ 3,217,508  $(671,908) $ 2,545,600
 Reinsurance recoverables...............    5,727,610      1,506    5,729,116
 Income taxes receivable (1)............           --     76,066       76,066
 Other assets...........................       44,557         (2)      44,555
 TOTAL ASSETS...........................   76,845,547   (594,338)  76,251,209

 Policyholders' account balances........    7,808,840      2,834    7,811,674
 Income taxes payable (1)...............      176,517   (176,517)          --
 Other liabilities......................      646,569     47,928      694,497
 TOTAL LIABILITIES......................   73,581,524   (125,755)  73,455,769

 Retained earnings......................    2,233,698   (490,407)   1,743,291
 Accumulated other comprehensive income.      191,804     21,824      213,628
 TOTAL EQUITY...........................    3,264,023   (468,583)   2,795,440
 TOTAL LIABILITIES AND EQUITY...........  $76,845,547  $(594,338) $76,251,209

(1)Income taxes reported in December 31, 2011 was in a payable position. The effect of the restatement converted the balance to a receivable position and was moved into the asset section of the balance sheet.
(2)"As previously reported" column represents balances reported in the Annual Report on Form 10-K for the year ended December 31, 2011, originally filed with the U.S. Securities and Exchange Commission ("SEC") on March 9, 2012. "As currently reported" column was included in the 10-K/A filed with the SEC on July 20, 2012.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS:
                                                   THREE MONTHS ENDED SEPTEMBER 30, 2011
                                                   ------------------------------------
                                                       AS                       AS
                                                   PREVIOUSLY   EFFECT OF    CURRENTLY
                                                    REPORTED     CHANGE      REPORTED
                                                   ----------   ---------   ----------
                                                             (IN THOUSANDS)
REVENUES
Policy charges and fee income..................... $  244,307   $     512   $  244,819
   Total revenues.................................    639,129         512      639,641
BENEFITS AND EXPENSES
Amortization of deferred policy acquisition costs.    812,067     (90,611)     721,456
General, administrative and other expenses........    128,645      42,720      171,365
   Total benefits and expenses....................  1,419,681     (47,891)   1,371,790
INCOME FROM OPERATIONS BEFORE INCOME TAXES........   (780,552)     48,403     (732,149)
Income tax expense................................   (310,584)     12,745     (297,839)
NET INCOME........................................ $ (469,968)  $  35,658   $ (434,310)

                                                   NINE MONTHS ENDED SEPTEMBER 30, 2011
                                                   ------------------------------------
                                                       AS                       AS
                                                   PREVIOUSLY   EFFECT OF    CURRENTLY
                                                    REPORTED     CHANGE      REPORTED
                                                   ----------   ---------   ----------
                                                             (IN THOUSANDS)
REVENUES
Policy charges and fee income..................... $  820,604   $     383   $  820,987
   Total revenues.................................  1,611,851         383    1,612,234
BENEFITS AND EXPENSES
Amortization of deferred policy acquisition costs.  1,075,795    (133,459)     942,336
General, administrative and other expenses........    389,741     134,986      524,727
   Total benefits and expenses....................  2,218,607       1,527    2,220,134
INCOME FROM OPERATIONS BEFORE INCOME TAXES........   (606,756)     (1,144)    (607,900)
Income tax expense................................   (274,634)      1,206     (273,428)
NET INCOME........................................ $ (332,122)  $  (2,350)  $ (334,472)

                         PRUCO LIFE INSURANCE COMPANY

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS:
                                                NINE MONTHS ENDED SEPTEMBER 30, 2011
                                                -----------------------------------
                                                AS PREVIOUSLY EFFECT OF AS CURRENTLY
                                                REPORTED (1)   CHANGE     REPORTED
                                                ------------- --------- ------------
                                                           (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income.....................................  $  (332,122) $ (2,350) $  (334,472)
Policy charges and fee income..................     (164,095)     (383)    (164,478)
Change in:
   Reinsurance recoverables....................   (1,646,833)     (997)  (1,647,830)
   Deferred policy acquisition costs...........      419,550   (46,664)     372,886
   Income taxes payable........................     (436,607)    1,206     (435,401)
   Other, net..................................      827,850    49,188      877,038
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES.  $  (650,992) $     --  $  (650,992)

(1)Certain amounts in prior periods have been reclassified to conform to the current period presentation.

3. INVESTMENTS

FIXED MATURITIES AND EQUITY SECURITIES

The following tables provide information relating to fixed maturities and equity securities (excluding investments classified as trading) as of the dates indicated:

                                                                               SEPTEMBER 30, 2012
                                                             ------------------------------------------------------
                                                                                                         OTHER-THAN-
                                                                          GROSS      GROSS                TEMPORARY
                                                             AMORTIZED  UNREALIZED UNREALIZED            IMPAIRMENTS
                                                               COST       GAINS      LOSSES   FAIR VALUE IN AOCI (3)
                                                             ---------- ---------- ---------- ---------- -----------
                                                                                 (IN THOUSANDS)
FIXED MATURITIES, AVAILABLE-FOR-SALE
U.S. Treasury securities and obligations of U.S. government
  authorities and agencies.................................. $  177,948  $ 16,315   $    --   $  194,263  $     --
Obligations of U.S. states and their political subdivisions.     67,920     7,006       107       74,819        --
Foreign government bonds....................................     22,341     6,070        --       28,411        --
Public utilities............................................    589,160    72,506     1,040      660,626        --
All other corporate securities..............................  3,503,245   321,190     2,204    3,822,231      (344)
Asset-backed securities (1).................................    364,496    18,885    10,508      372,873   (22,144)
Commercial mortgage-backed securities.......................    454,344    46,274        50      500,568        --
Residential mortgage-backed securities (2)..................    338,736    24,884        82      363,538    (1,135)
                                                             ----------  --------   -------   ----------  --------
Total fixed maturities, available-for-sale.................. $5,518,190  $513,130   $13,991   $6,017,329  $(23,623)
                                                             ==========  ========   =======   ==========  ========

EQUITY SECURITIES, AVAILABLE-FOR-SALE
Common Stocks:
   Public utilities......................................... $       66  $      4   $     1   $       69
   Industrial, miscellaneous & other........................      2,037       598       390        2,245
Non-redeemable preferred stocks.............................      2,036        75        --        2,111
                                                             ----------  --------   -------   ----------
Total equity securities, available-for-sale................. $    4,139  $    677   $   391   $    4,425
                                                             ==========  ========   =======   ==========

(1)Includes credit tranched securities collateralized by sub-prime mortgages, auto loans, credit cards, education loans, and other asset types.
(2)Includes publicly-traded agency pass-through securities and collateralized mortgage obligations.
(3)Represents the amount of other-than-temporary impairment losses in "Accumulated other comprehensive income (loss)," or "AOCI," which were not included in earnings. Amount excludes $17 million of net unrealized gains (losses) on impaired securities relating to changes in the fair value of such securities subsequent to the impairment measurement date.

                         PRUCO LIFE INSURANCE COMPANY

                                                                              DECEMBER 31, 2011 (4)
                                                             ------------------------------------------------------
                                                                                                         OTHER-THAN-
                                                                          GROSS      GROSS                TEMPORARY
                                                             AMORTIZED  UNREALIZED UNREALIZED            IMPAIRMENTS
                                                               COST       GAINS      LOSSES   FAIR VALUE IN AOCI (3)
                                                             ---------- ---------- ---------- ---------- -----------
                                                                                 (IN THOUSANDS)
FIXED MATURITIES, AVAILABLE-FOR-SALE
U.S. Treasury securities and obligations of U.S. government
  authorities and agencies                                   $  144,083  $ 14,321   $     4   $  158,400  $     --
Obligations of U.S. states and their political subdivisions      32,282     3,869        --       36,151        --
Foreign government bonds....................................     32,966     6,073         4       39,035        --
Public utilities............................................    392,168    47,552       729      438,991        --
All other corporate securities..............................  3,369,261   270,398     7,724    3,631,935    (1,285)
Asset-backed securities (1).................................    376,505    19,235    22,495      373,245   (27,122)
Commercial mortgage-backed securities.......................    505,310    37,015         2      542,323        --
Residential mortgage-backed securities (2)..................    298,831    25,550       337      324,044    (1,296)
                                                             ----------  --------   -------   ----------  --------
Total fixed maturities, available-for-sale.................. $5,151,406  $424,013   $31,295   $5,544,124  $(29,703)
                                                             ==========  ========   =======   ==========  ========
EQUITY SECURITIES AVAILABLE-FOR-SALE
Common Stocks:
   Public utilities......................................... $       90  $      5   $    23   $       72
   Industrial, miscellaneous & other........................      7,100       597     1,742        5,955
Non-redeemable preferred stocks.............................      2,437         6       201        2,242
                                                             ----------  --------   -------   ----------
Total equity securities, available-for-sale................. $    9,627  $    608   $ 1,966   $    8,269
                                                             ==========  ========   =======   ==========

(1)Includes credit tranched securities collateralized by sub-prime mortgages, auto loans, credit cards, education loans, and other asset types.
(2)Includes publicly-traded agency pass-through securities and collateralized mortgage obligations.
(3)Represents the amount of other-than-temporary impairment losses in AOCI, which were not included in earnings. Amount excludes $11 million of net unrealized gains (losses) on impaired securities relating to changes in the fair value of such securities subsequent to the impairment measurement date.
(4)Prior period's amounts are presented on a basis consistent with the current period presentation.

The amortized cost and fair value of fixed maturities by contractual maturities at September 30, 2012, are as follows:

                                                  AVAILABLE-FOR-SALE
                                                 ---------------------
                                                 AMORTIZED
                                                   COST     FAIR VALUE
                                                 ---------- ----------
                                                    (IN THOUSANDS)
         Due in one year or less................ $  473,837 $  488,265
         Due after one year through five years..  1,473,214  1,592,763
         Due after five years through ten years.  1,263,547  1,408,639
         Due after ten years....................  1,150,016  1,290,683
         Asset-backed securities................    364,496    372,873
         Commercial mortgage-backed securities..    454,344    500,568
         Residential mortgage-backed securities.    338,736    363,538
                                                 ---------- ----------
            Total............................... $5,518,190 $6,017,329
                                                 ========== ==========

Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations. Asset-backed, commercial mortgage-backed, and residential mortgage-backed securities are shown separately in the table above, as they are not due at a single maturity date.

The following table depicts the sources of fixed maturity proceeds, equity security proceeds, and related investment gains (losses), as well as losses on impairments of both fixed maturities and equity securities:

                                                                                   THREE MONTHS ENDED   NINE MONTHS ENDED
                                                                                      SEPTEMBER 30,       SEPTEMBER 30,
                                                                                   ------------------  ------------------
                                                                                     2012      2011      2012      2011
                                                                                   --------  --------  --------  --------
                                                                                               (IN THOUSANDS)
FIXED MATURITIES, AVAILABLE-FOR-SALE
   Proceeds from sales............................................................ $ 48,318  $  8,544  $106,508  $ 93,003
   Proceeds from maturities/repayments............................................  202,979   251,043   696,047   631,656
   Gross investment gains from sales, prepayments and maturities..................   16,734     3,135    25,488     8,836
   Gross investment losses from sales and maturities..............................     (465)       --    (1,171)     (366)

EQUITY SECURITIES, AVAILABLE-FOR-SALE
   Proceeds from sales............................................................ $  9,771  $  6,205  $  9,862  $ 10,349
   Proceeds from maturities/repayments............................................       --        --        --        --
   Gross investment gains from sales..............................................    1,000        --     1,027        --
   Gross investment losses from sales.............................................     (495)       --      (529)       --

FIXED MATURITY AND EQUITY SECURITY IMPAIRMENTS
   Net writedowns for other-than-temporary impairment losses on fixed maturities recognized in earnings (1)................................................... $ (1,743) $ (2,093) $ (6,027) $ (6,092)
   Writedowns for other-than-temporary impairment losses on equity securities.....     (223)     (476)   (1,146)   (1,833)

(1)Excludes the portion of other-than-temporary impairments recorded in "Other comprehensive income (loss)," representing any difference between the fair value of the impaired debt security and the net present value of its projected future cash flows at the time of impairment.

                         PRUCO LIFE INSURANCE COMPANY

As discussed in Note 2, a portion of certain other-than-temporary impairment ("OTTI") losses on fixed maturity securities are recognized in "Other comprehensive income (loss)" ("OCI"). For these securities, the net amount recognized in earnings ("credit loss impairments") represents the difference between the amortized cost of the security and the net present value of its projected future cash flows discounted at the effective interest rate implicit in the debt security prior to impairment. Any remaining difference between the fair value and amortized cost is recognized in OCI. The following table sets forth the amount of pre-tax credit loss impairments on fixed maturity securities held by the Company as of the dates indicated, for which a portion of the OTTI loss was recognized in OCI, and the corresponding changes in such amounts.

CREDIT LOSSES RECOGNIZED IN EARNINGS ON FIXED MATURITY SECURITIES HELD BY THE COMPANY FOR WHICH A PORTION OF THE OTTI LOSS WAS RECOGNIZED IN OCI

                                           THREE MONTHS ENDED NINE MONTHS ENDED
                                             SEPTEMBER 30,      SEPTEMBER 30,
                                                  2012              2012
                                           ------------------ -----------------
                                                      (IN THOUSANDS)
Balance, beginning of period..............      $27,542            $31,506
Credit loss impairments previously
  recognized on securities which matured,
  paid down, prepaid or were sold during
  the period                                     (1,330)            (3,658)
Credit loss impairments previously
  recognized on securities impaired to
  fair value during the period (1)........           --             (3,127)
Additional credit loss impairments
  recognized in the current period on
  securities previously impaired..........          854              2,074
Increases due to the passage of time on
  previously recorded credit losses.......          279              1,077
Accretion of credit loss impairments
  previously recognized due to an
  increase in cash flows expected to be
  collected                                        (578)            (1,105)
                                                -------            -------
Balance, end of period....................      $26,767            $26,767
                                                =======            =======

                                           THREE MONTHS ENDED NINE MONTHS ENDED
                                             SEPTEMBER 30,      SEPTEMBER 30,
                                                  2011              2011
                                           ------------------ -----------------
                                                      (IN THOUSANDS)
Balance, beginning of period..............      $29,546            $36,820
Credit loss impairments previously
  recognized on securities which matured,
  paid down, prepaid or were sold during
  the period                                     (1,480)            (7,054)
Credit loss impairments previously
  recognized on securities impaired to
  fair value during the period (1)........           --             (4,055)
Credit loss impairment recognized in the
  current period on securities not
  previously impaired.....................           --                 85
Additional credit loss impairments
  recognized in the current period on
  securities previously impaired..........        1,487              3,981
Increases due to the passage of time on
  previously recorded credit losses                 452              1,145
Accretion of credit loss impairments
  previously recognized due to an
  increase in cash flows expected to be
  collected                                        (199)            (1,116)
                                                -------            -------
Balance, end of period....................      $29,806            $29,806
                                                =======            =======

(1)Represents circumstances where the Company determined in the current period that it intends to sell the security or it is more likely than not that it will be required to sell the security before recovery of the security's amortized cost.

                         PRUCO LIFE INSURANCE COMPANY

TRADING ACCOUNT ASSETS

The following table sets forth the composition of trading account assets, at fair value as of the dates indicated:

                                           SEPTEMBER 30, 2012 DECEMBER 31, 2011
                                           -----------------  -----------------
                                           AMORTIZED   FAIR   AMORTIZED  FAIR
                                             COST      VALUE    COST     VALUE
                                           ---------  ------- --------- -------
                                                     (IN THOUSANDS)
 Fixed maturities:........................
    Asset-backed securities...............  $ 6,404   $ 6,808  $16,597  $17,419
    Commercial mortgage-backed securities.    4,900     4,994    4,978    5,062
                                            -------   -------  -------  -------
 Total fixed maturities...................   11,304    11,802   21,575   22,481
 Equity securities (1)....................    3,083     3,193    3,135    3,362
                                            -------   -------  -------  -------
 Total trading account assets.............  $14,387   $14,995  $24,710  $25,843
                                            =======   =======  =======  =======

(1)Included in equity securities are perpetual preferred stock securities that have characteristics of both debt and equity securities.

The net change in unrealized gains (losses) from trading account assets still held at period end, recorded within "Other income" included $0.2 million of losses and $0.0 million during the three months ended September 30, 2012 and 2011, respectively, and $0.5 million of losses and $0.3 million of losses during the nine months ended September 30, 2012 and 2011, respectively.

COMMERCIAL MORTGAGE AND OTHER LOANS

The Company's commercial mortgage and other loans are comprised as follows, as of the dates indicated:

                                                                         SEPTEMBER 30, 2012     DECEMBER 31, 2011
                                                                       ---------------------  ---------------------
                                                                           AMOUNT      % OF       AMOUNT      % OF
                                                                       (IN THOUSANDS)  TOTAL  (IN THOUSANDS)  TOTAL
                                                                       -------------- ------  -------------- ------
COMMERCIAL MORTGAGE AND OTHER LOANS BY PROPERTY TYPE:
Industrial............................................................   $  257,645    17.6 %   $  261,699    18.4 %
Retail................................................................      473,923     32.3       453,352     31.9
Apartments/Multi-Family...............................................      236,957     16.2       218,524     15.4
Office................................................................      234,928     16.0       223,587     15.8
Hospitality...........................................................       60,872      4.2        61,910      4.4
Other.................................................................       86,633      5.9        97,383      6.9
                                                                         ----------   ------    ----------   ------
Total commercial mortgage loans by property type......................    1,350,958     92.2     1,316,455     92.8
Agricultural property loans...........................................      114,318      7.8       102,850      7.2
                                                                         ----------   ------    ----------   ------
Total commercial mortgage and agricultural loans by property type.....    1,465,276   100.0 %    1,419,305   100.0 %
                                                                                      ======                 ======
Valuation allowance...................................................      (11,925)               (12,813)
                                                                         ----------             ----------
Total net commercial and agricultural mortgage loans by property type.   $1,453,351             $1,406,492
                                                                         ==========             ==========

The commercial mortgage and agricultural loans are geographically dispersed throughout the United States with the largest concentrations in California (20%), New Jersey (13%), and Texas (9%) at September 30, 2012.

Activity in the allowance for losses for all commercial mortgage and other loans, as of the dates indicated, is as follows:

                                                   SEPTEMBER 30, DECEMBER 31,
                                                       2012          2011
                                                   ------------- ------------
                                                         (IN THOUSANDS)
   Allowance for losses, beginning of year........    $12,813      $21,428
   Addition to / (release of) allowance of losses.       (888)      (8,615)
                                                      -------      -------
   Allowance for losses, end of year (1)..........    $11,925      $12,813
                                                      =======      =======

(1)Agricultural loans represent $0.4 million of the ending allowance at both September 30, 2012 and December 31, 2011.

The following tables set forth the allowance for credit losses and the recorded investment in commercial mortgage and agricultural loans, as of the dates indicated:

                                                                             SEPTEMBER 30, DECEMBER 31,
                                                                                 2012          2011
                                                                             ------------- ------------
                                                                                    TOTAL LOANS
                                                                                   (IN THOUSANDS)
ALLOWANCE FOR CREDIT LOSSES:
Ending balance: individually evaluated for impairment (1)...................  $    5,552    $    5,743
Ending balance: collectively evaluated for impairment (2)...................       6,373         7,070
                                                                              ----------    ----------
Total ending balance........................................................  $   11,925    $   12,813

RECORDED INVESTMENT: (3)
Ending balance gross of reserves: individually evaluated for impairment (1).  $   17,416    $   17,849
Ending balance gross of reserves: collectively evaluated for impairment (2).   1,447,860     1,401,456
                                                                              ----------    ----------
Total ending balance, gross of reserves.....................................  $1,465,276    $1,419,305
                                                                              ==========    ==========

(1)There were no agricultural loans individually evaluated for impairments at September 30, 2012 and December 31, 2011.
(2)Agricultural loans collectively evaluated for impairment had a recorded investment of $114 million and $103 million at September 30, 2012 and December 31, 2011, respectively and a related allowance of $0.4 million for both periods.
(3)Recorded investment reflects the balance sheet carrying value gross of related allowance.

                         PRUCO LIFE INSURANCE COMPANY

Impaired loans include those loans for which it is probable that all amounts due will not be collected according to the contractual terms of the loan agreement. Impaired commercial mortgage and other loans identified in management's specific review of probable loan losses and the related allowance for losses, as of September 30, 2012 and December 31, 2011 had a recorded investment and unpaid principal balance of $17.4 million and $17.8 million and related allowance of $5.6 million and $5.7 million, respectively, primarily related to the hospitality and other property types. At both September 30, 2012 and December 31, 2011, the Company held no impaired agricultural loans. Net investment income recognized on these loans totaled $0.4 million for the nine months ended September 30, 2012, and $0.5 million for the year ended
December 31, 2011.

Impaired commercial mortgage and other loans with no allowance for losses are loans in which the fair value of the collateral or the net present value of the loans' expected future cash flows equals or exceeds the recorded investment. As of both September 30, 2012 and December 31, 2011, the Company held no such loans. See Note 2 for information regarding the Company's accounting policies for non-performing loans.

As described in Note 2 loan-to-value and debt service coverage ratios are measures commonly used to assess the quality of commercial mortgage and other loans. As of September 30, 2012 and December 31, 2011, 93% of the $1.5 billion and $1.4 billion recorded investment had a loan-to-value ratio of less than 80%, respectively. As of both September 30, 2012 and December 31, 2011, 95% of the recorded investment had a debt service coverage ratio of 1.0X or greater. As of September 30, 2012, approximately $82 million or 6% of the recorded investment had a loan-to-value ratio greater than 100% or debt service coverage ratio less than 1.0X reflecting loans where the mortgage amount exceeds the collateral value or where current debt payments are greater than income from property operations; none of which related to agricultural loans. As of December 31, 2011, approximately $72 million or 5% of the recorded investment had a loan-to-value ratio greater than 100% or debt service coverage ratio less than 1.0X; none of which related to agricultural loans.

As of both September 30, 2012 and December 31, 2011, all commercial mortgage and other loans were in current status, with the exception of $1.6 million at December 31, 2011, that were classified as past due, primarily related to other property types. As of September 30, 2012 and December 31, 2011, $19.3 million and $22.6 million, respectively, of commercial mortgage and other loans, were in non-accrual status based upon the recorded investment gross of allowance for credit losses, primarily related to hospitality and other property types. Nonaccrual loans are those on which the accrual of interest has been suspended after the loans become 90 days delinquent as to principal or interest payments, or earlier when the Company has doubts about collectability and loans for which a loan specific reserve has been established. See Note 2 for further discussion regarding nonaccrual status loans. The Company defines current in its aging of past due commercial mortgage and agricultural loans as less than 30 days past due.

For the three months ended September 30, 2012, there were no commercial mortgage and other loans sold or acquired.

Commercial mortgage and other loans are occasionally restructured in a troubled debt restructuring. These restructurings generally include one or more of the following: full or partial payoffs outside of the original contract terms: changes to interest rates; extensions of maturity; or additions or modifications to covenants. Additionally, the Company may accept assets in full or partial satisfaction of the debt as part of a troubled debt restructuring. When restructurings occur, they are evaluated individually to determine whether the restructuring or modification constitutes a "troubled debt restructuring" as defined by authoritative accounting guidance. The Company's outstanding investment related to commercial mortgage and other loans that have been restructured in a troubled debt restructuring is not material.

As of September 30, 2012, the additional funds the Company has committed to provide to borrowers involved in a troubled debt restructuring is not material.

NET INVESTMENT INCOME

Net investment income for the three and nine months ended September 30, 2012 and 2011 was from the following sources:

                                             THREE MONTHS ENDED   NINE MONTHS ENDED
                                                SEPTEMBER 30,       SEPTEMBER 30,
                                             ------------------  ------------------
                                               2012      2011      2012      2011
                                             --------  --------  --------  --------
                                                         (IN THOUSANDS)
Fixed maturities, available-for-sale........ $ 67,924  $ 75,920  $203,885  $230,005
Equity securities, available-for-sale.......        6      (234)       39       219
Trading account assets......................      205       651       821     1,195
Commercial mortgage and other loans.........   21,388    20,671    63,693    60,627
Policy loans................................   14,376    14,005    42,851    41,942
Short-term investments and cash equivalents.      244       261       787       848
Other long-term investments.................   10,748       746    18,992     6,784
                                             --------  --------  --------  --------
Gross investment income.....................  114,891   112,020   331,068   341,620
Less: investment expenses...................   (4,688)   (4,565)  (13,686)  (13,687)
                                             --------  --------  --------  --------
   Net investment income.................... $110,203  $107,455  $317,382  $327,933
                                             ========  ========  ========  ========

                         PRUCO LIFE INSURANCE COMPANY

REALIZED INVESTMENT GAINS (LOSSES), NET

Realized investment gains (losses), net, for the three and nine months ended September 30, 2012 and 2011, were from the following sources:

                                             THREE MONTHS ENDED   NINE MONTHS ENDED
                                               SEPTEMBER 30,        SEPTEMBER 30,
                                            -------------------  -------------------
                                               2012      2011       2012      2011
                                            ---------  --------  ---------  --------
                                                         (IN THOUSANDS)
Fixed maturities........................... $  14,527  $  1,043  $  18,291  $  2,378
Equity securities..........................       280        96       (649)    2,020
Commercial mortgage and other loans........     3,505     2,937      4,565     5,264
Joint ventures and limited partnerships....        --      (265)        --      (265)
Derivatives................................  (140,152)  202,147   (154,371)  224,302
Other......................................         4        13         22        20
                                            ---------  --------  ---------  --------
   Realized investment gains (losses), net. $(121,836) $205,971  $(132,142) $233,719
                                            =========  ========  =========  ========

NET UNREALIZED INVESTMENT GAINS (LOSSES)

Net unrealized investment gains and losses on securities classified as "available-for-sale" and certain other long-term investments and other assets are included in the Company's Unaudited Interim Consolidated Statements of Financial Position as a component of AOCI. Changes in these amounts include reclassification adjustments to exclude from "Other comprehensive income
(loss)" those items that are included as part of "Net income" for a period that had been part of "Other comprehensive income (loss)" in earlier periods. The amounts for the periods indicated below, split between amounts related to fixed maturity securities on which an OTTI loss has been recognized, and all other net unrealized investment gains and losses, are as follows:

NET UNREALIZED INVESTMENT GAINS AND LOSSES ON FIXED MATURITY SECURITIES ON WHICH AN OTTI LOSS HAS BEEN RECOGNIZED

                                                                                             ACCUMULATED OTHER
                                                                                               COMPREHENSIVE
                                                                                               INCOME (LOSS)
                                                                                  DEFERRED    RELATED TO NET
                                NET UNREALIZED    DEFERRED POLICY  POLICY HOLDER INCOME TAX     UNREALIZED
                               GAINS (LOSSES) ON ACQUISITION COSTS    ACCOUNT    (LIABILITY) INVESTMENT GAINS
                                  INVESTMENTS     AND OTHER COSTS    BALANCES      BENEFIT       (LOSSES)
                               ----------------- ----------------- ------------- ----------- -----------------
                                                               (IN THOUSANDS)
Balance, December 31, 2011....     $(18,648)          $10,187         $(2,936)     $ 3,958        $(7,439)
Net investment gains (losses)
  on investments arising
  during the period...........        6,854                --              --       (2,399)         4,455
Reclassification adjustment
  for (gains) losses included
  in net income...............        5,114                --              --       (1,790)         3,324
Reclassification adjustment
  for OTTI losses excluded
  from net income(1)..........         (100)               --              --           35            (65)
Impact of net unrealized
  investment (gains) losses
  on deferred policy
  acquisition costs...........           --            (5,983)             --        2,094         (3,889)
Impact of net unrealized
  investment (gains) losses
  on Policyholders' account
  balance                                --                --             648         (227)           421
                                   --------           -------         -------      -------        -------
Balance, September 30, 2012...     $ (6,780)          $ 4,204         $(2,288)     $ 1,671        $(3,193)
                                   ========           =======         =======      =======        =======

(1)Represents "transfers in" related to the portion of OTTI losses recognized during the period that were not recognized in earnings for securities with no prior OTTI loss.

                         PRUCO LIFE INSURANCE COMPANY

ALL OTHER NET UNREALIZED INVESTMENT GAINS AND LOSSES IN AOCI

                                                                                                  ACCUMULATED OTHER
                                                                                                    COMPREHENSIVE
                                                                                                    INCOME (LOSS)
                                                                                       DEFERRED    RELATED TO NET
                                     NET UNREALIZED    DEFERRED POLICY  POLICY HOLDER INCOME TAX     UNREALIZED
                                    GAINS (LOSSES) ON ACQUISITION COSTS    ACCOUNT    (LIABILITY) INVESTMENT GAINS
                                     INVESTMENTS(1)    AND OTHER COSTS    BALANCES      BENEFIT       (LOSSES)
                                    ----------------- ----------------- ------------- ----------- -----------------
                                                                    (IN THOUSANDS)
Balance, December 31, 2011.........     $443,637          $(179,520)      $ 75,345     $(118,533)     $220,929
Net investment gains (losses) on
  investments arising during the
  period...........................      117,765                 --             --       (41,212)       76,553
Reclassification adjustment for
  (gains) losses included in net
  income...........................      (22,755)                --             --         7,964       (14,791)
Reclassification adjustment for
  OTTI losses excluded from net
  income(2)........................          100                 --             --           (35)           65
Impact of net unrealized
  investment (gains) losses on
  deferred policy acquisition costs           --            (68,739)            --        23,883       (44,856)
Impact of net unrealized
  investment (gains) losses on
  policyholders' account balances..           --                 --         59,104       (20,686)       38,418
                                        --------          ---------       --------     ---------      --------
Balance, September 30, 2012........     $538,747          $(248,259)      $134,449     $(148,619)     $276,318
                                        ========          =========       ========     =========      ========

(1)Includes cash flow hedges. See Note 5 for information on cash flow hedges.
(2)Represents "transfers out" related to the portion of OTTI losses recognized during the period that were not recognized in earnings for securities with no prior OTTI loss.

The table below presents net unrealized gains (losses) on investments by asset as of the dates indicated:

                                                                     SEPTEMBER 30, DECEMBER 31,
                                                                         2012          2011
                                                                     ------------- ------------
                                                                           (IN THOUSANDS)
Fixed maturity securities on which an OTTI loss has been recognized.   $ (6,780)     $(18,648)
Fixed maturity securities, available-for-sale--all other............    505,919       411,366
Equity securities, available-for-sale...............................        286        (1,359)
Derivatives designated as cash flow hedges (1)......................      2,599         2,523
Other investments...................................................     29,943        31,107
                                                                       --------      --------
Net unrealized gains (losses) on investments........................   $531,967      $424,989
                                                                       ========      ========

(1)See Note 5 for more information on cash flow hedges.

DURATION OF GROSS UNREALIZED LOSS POSITIONS FOR FIXED MATURITIES

The following table shows the fair value and gross unrealized losses aggregated by investment category and length of time that individual fixed maturity securities have been in a continuous unrealized loss position, as of the dates indicated:

                                                                                   SEPTEMBER 30, 2012
                                                             ----------------------------------------------------------------
                                                                                      TWELVE MONTHS OR
                                                             LESS THAN TWELVE MONTHS        MORE                TOTAL
                                                             ----------------------- ------------------ ---------------------
                                                                           GROSS               GROSS                 GROSS
                                                                         UNREALIZED   FAIR   UNREALIZED            UNREALIZED
                                                             FAIR VALUE    LOSSES     VALUE    LOSSES   FAIR VALUE   LOSSES
                                                             ----------  ----------  ------- ---------- ---------- ----------
                                                                                     (IN THOUSANDS)
FIXED MATURITIES, AVAILABLE-FOR-SALE
U.S. Treasury securities and obligations of U.S. government
  authorities and agencies                                    $     --     $   --    $    --  $    --    $     --   $    --
Obligations of U.S. states and their political subdivisions.    13,988        107         --       --      13,988       107
Foreign government bonds....................................        --         --         --       --          --        --
Corporate securities........................................   180,417      2,545     27,973      699     208,390     3,244
Asset-backed securities.....................................    58,575        350     59,520   10,158     118,095    10,508
Commercial mortgage-backed securities.......................     3,687         38        583       12       4,270        50
Residential mortgage-backed securities......................       934         41      3,605       41       4,539        82
                                                              --------     ------    -------  -------    --------   -------
   Total....................................................  $257,601     $3,081    $91,681  $10,910    $349,282   $13,991
                                                              ========     ======    =======  =======    ========   =======

                         PRUCO LIFE INSURANCE COMPANY

                                                                                     DECEMBER 31, 2011
                                                             -------------------------------------------------------------------
                                                             LESS THAN TWELVE MONTHS TWELVE MONTHS OR MORE         TOTAL
                                                             ----------------------- --------------------- ---------------------
                                                                           GROSS                  GROSS                 GROSS
                                                                         UNREALIZED             UNREALIZED            UNREALIZED
                                                             FAIR VALUE    LOSSES    FAIR VALUE   LOSSES   FAIR VALUE   LOSSES
                                                             ----------  ----------  ---------- ---------- ---------- ----------
                                                                                      (IN THOUSANDS)
FIXED MATURITIES, AVAILABLE-FOR-SALE
U.S. Treasury securities and obligations of U.S. government
  authorities and agencies                                    $  4,696     $    4     $    --    $    --    $  4,696   $     4
Obligations of U.S. states and their political subdivisions.        --         --          --         --          --        --
Foreign government bonds....................................        96          4          --         --          96         4
Corporate securities........................................   196,766      6,060      13,355      2,393     210,121     8,453
Asset-backed securities.....................................    57,956        389      69,641     22,106     127,597    22,495
Commercial mortgage-backed securities.......................       563         --       1,051          2       1,614         2
Residential mortgage-backed securities......................     4,706        213       4,022        124       8,728       337
                                                              --------     ------     -------    -------    --------   -------
   Total....................................................  $264,783     $6,670     $88,069    $24,625    $352,852   $31,295
                                                              ========     ======     =======    =======    ========   =======

The gross unrealized losses at September 30, 2012 and December 31, 2011 are composed of $8 million and $10 million, respectively, related to high or highest quality securities based on National Association of Insurance Commissioners, or "NAIC", or equivalent rating and $6 million and $21 million, respectively, related to other than high or highest quality securities based on NAIC or equivalent rating. At September 30, 2012, $7 million of the gross unrealized losses represented declines in value of greater than 20%, $0 million of which had been in that position for less than six months, as compared to $22 million at December 31, 2011 that represented declines in value of greater than 20%, $3 million of which had been in that position for less than six months. At September 30, 2012 and December 31, 2011, the $11 million and $25 million respectively, of gross unrealized losses of twelve months or more were concentrated in asset-backed securities. In accordance with its policy described in Note 2, the Company concluded that an adjustment to earnings for other-than-temporary impairments for these securities was not warranted at September 30, 2012 and December 31, 2011. These conclusions are based on a detailed analysis of the underlying credit and cash flows on each security. The gross unrealized losses are primarily attributable to credit spread widening and increased liquidity discounts. At September 30, 2012, the Company does not intend to sell the securities and it is not more likely than not that the Company will be required to sell the securities before the anticipated recovery of its remaining amortized cost basis.

DURATION OF GROSS UNREALIZED LOSS POSITIONS FOR EQUITY SECURITIES

The following table shows the fair value and gross unrealized losses aggregated by length of time that individual equity securities have been in a continuous unrealized loss position, as of the following dates:

                                                              SEPTEMBER 30, 2012
                                       -------------------------------------------------------------------
                                       LESS THAN TWELVE MONTHS TWELVE MONTHS OR MORE         TOTAL
                                       ----------------------- --------------------- ---------------------
                                                     GROSS                  GROSS                 GROSS
                                                   UNREALIZED             UNREALIZED            UNREALIZED
                                       FAIR VALUE    LOSSES    FAIR VALUE   LOSSES   FAIR VALUE   LOSSES
                                       ----------  ----------  ---------- ---------- ---------- ----------
                                                                (IN THOUSANDS)
EQUITY SECURITIES, AVAILABLE-FOR-SALE.   $  119      $  391       $--        $--       $  119     $  391
                                         ======      ======       ===        ===       ======     ======

                                                               DECEMBER 31, 2011
                                       -------------------------------------------------------------------
                                       LESS THAN TWELVE MONTHS TWELVE MONTHS OR MORE         TOTAL
                                       ----------------------- --------------------- ---------------------
                                                     GROSS                  GROSS                 GROSS
                                                   UNREALIZED             UNREALIZED            UNREALIZED
                                       FAIR VALUE    LOSSES    FAIR VALUE   LOSSES   FAIR VALUE   LOSSES
                                       ----------  ----------  ---------- ---------- ---------- ----------
                                                                (IN THOUSANDS)
EQUITY SECURITIES, AVAILABLE-FOR-SALE.   $3,016      $1,966       $--        $--       $3,016     $1,966
                                         ======      ======       ===        ===       ======     ======

                         PRUCO LIFE INSURANCE COMPANY

At September 30, 2012, $0 million of the gross unrealized losses represented declines in value of greater than 20%, $0.0 million of which have been in that position for less than six months. At December 31, 2011, $2 million of the gross unrealized losses represented declines in value of greater than 20%, $1.4 million of which had been in that position for less than six months. In accordance with its policy described in Note 2, the Company concluded that an adjustment for other-than-temporary impairments for these equity securities was not warranted at September 30, 2012 or December 31, 2011.

4. FAIR VALUE OF ASSETS AND LIABILITIES

FAIR VALUE MEASUREMENT - Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance around fair value establishes a framework for measuring fair value that includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs to valuation techniques into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1 - Fair value is based on unadjusted quoted prices in active markets that are accessible to the Company for identical assets or liabilities. These generally provide the most reliable evidence and are used to measure fair value whenever available. The Company's Level 1 assets and liabilities primarily include certain cash equivalents and short term investments and equity securities that trade on an active exchange market.

Level 2 - Fair value is based on significant inputs, other than quoted prices included in Level 1, that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets and liabilities, quoted market prices in markets that are not active for identical or similar assets or liabilities, and other market observable inputs. The Company's Level 2 assets and liabilities include: fixed maturities (corporate public and private bonds, most government securities, certain asset-backed and mortgage-backed securities, etc.), certain equity securities (mutual funds, which do not actively trade and are priced based on a net asset value), certain short-term investments and certain cash equivalents (primarily commercial paper), and certain over-the-counter derivatives.

Level 3 - Fair value is based on at least one or more significant unobservable inputs for the asset or liability. The assets and liabilities in this category may require significant judgment or estimation in determining the fair value. The Company's Level 3 assets and liabilities primarily include: certain private fixed maturities and equity securities, certain manually priced public equity securities and fixed maturities, certain highly structured over-the-counter derivative contracts, certain consolidated real estate funds for which the Company is the general partner, and embedded derivatives resulting from certain products with guaranteed benefits.

The Company has established policies and guidelines that require the establishment of valuation methodologies and consistent application of such methodologies. These policies and guidelines govern the use of inputs and price source hierarchies and provide controls around the valuation processes. These controls include appropriate review and analysis of prices against market activity or indicators of reasonableness, approval of price source changes, price overrides, methodology changes and classification of fair value hierarchy levels. The valuation policies and guidelines are reviewed and updated as appropriate.

ASSETS AND LIABILITIES BY HIERARCHY LEVEL - The tables below present the balances of assets and liabilities measured at fair value on a recurring basis, as of the dates indicated.

                                                                            AS OF SEPTEMBER 30, 2012
                                                             -------------------------------------------------------
                                                             LEVEL 1    LEVEL 2    LEVEL 3   NETTING (2)    TOTAL
                                                             -------- ----------- ---------- ----------- -----------
                                                                                 (IN THOUSANDS)
Fixed maturities, available for sale:
U.S. Treasury securities and obligations of U.S. government
  authorities and agencies.................................. $     -- $   189,563 $    4,700  $     --   $   194,264
Obligations of U.S. states and their political subdivisions.       --      74,819         --        --        74,819
Foreign government bonds....................................       --      28,411         --        --        28,411
Corporate securities........................................       --   4,449,859     32,998        --     4,482,857
Asset-backed securities.....................................       --     277,805     95,068        --       372,873
Commercial mortgage-backed securities.......................       --     497,880      2,688        --       500,568
Residential mortgage-backed securities......................       --     363,538         --        --       363,538
                                                             -------- ----------- ----------  --------   -----------
   Sub-total................................................       --   5,881,875    135,454        --     6,017,329
Trading account assets:
Asset-backed securities.....................................       --       6,808         --        --         6,808
Commercial mortgage-backed securities.......................       --       4,995         --        --         4,995
Equity securities...........................................       --          --      3,192        --         3,192
                                                             -------- ----------- ----------  --------   -----------
   Sub-total................................................       --      11,803      3,192        --        14,995
Equity securities, available for sale.......................    2,160         154      2,111        --         4,425
Short-term investments......................................   85,209     210,693         --        --       295,902
Cash equivalents............................................    1,770      66,465         --        --        68,235
Other long-term investments.................................       --     224,473      1,614   (68,633)      157,454
Reinsurance recoverables....................................       --          --  1,451,411        --     1,451,411
Other assets................................................       --     189,521         --        --       189,521
                                                             -------- ----------- ----------  --------   -----------
   Sub-total excluding separate account assets..............   89,139   6,584,984  1,593,782   (68,633)    8,199,272
Separate account assets (1).................................  448,014  76,336,359    243,908        --    77,028,281
                                                             -------- ----------- ----------  --------   -----------
   Total assets............................................. $537,153 $82,921,343 $1,837,690  $(68,633)  $85,227,553
                                                             ======== =========== ==========  ========   ===========
Future policy benefits...................................... $     -- $        -- $1,593,513  $     --   $ 1,593,513
Other liabilities...........................................       --      68,633         --   (68,633)           --
                                                             -------- ----------- ----------  --------   -----------
   Total liabilities........................................ $     -- $    68,633 $1,593,513  $(68,633)  $ 1,593,513
                                                             ======== =========== ==========  ========   ===========

                         PRUCO LIFE INSURANCE COMPANY

                                                                            AS OF DECEMBER 31, 2011 (3)
                                                             ---------------------------------------------------------
                                                              LEVEL 1     LEVEL 2    LEVEL 3   NETTING (2)    TOTAL
                                                             ---------- ----------- ---------- ----------- -----------
                                                                                  (IN THOUSANDS)
Fixed maturities, available for sale:
U.S. Treasury securities and obligations of U.S. government
  authorities and agencies.................................. $       -- $   153,704 $    4,696  $     --   $   158,400
Obligations of U.S. states and their political subdivisions.         --      36,151         --        --        36,151
Foreign government bonds....................................         --      39,035         --        --        39,035
Corporate securities........................................         --   4,047,206     23,720        --     4,070,926
Asset-backed securities.....................................         --     310,816     62,429        --       373,245
Commercial mortgage-backed securities.......................         --     542,323         --        --       542,323
Residential mortgage-backed securities......................         --     324,044         --        --       324,044
                                                             ---------- ----------- ----------  --------   -----------
   Sub-total................................................         --   5,453,279     90,845        --     5,544,124
Trading account assets:
Asset-backed securities.....................................         --      17,419         --        --        17,419
Commercial mortgage-backed securities.......................         --       5,062         --        --         5,062
Equity securities...........................................         --          --      3,362        --         3,362
                                                             ---------- ----------- ----------  --------   -----------
   Sub-total................................................         --      22,481      3,362        --        25,843
Equity securities, available for sale.......................      5,617          --      2,652        --         8,269
Short-term investments......................................    101,608     181,673         --        --       283,281
Cash equivalents............................................     42,158     191,920         --        --       234,078
Other long term investments.................................         --     180,603        686   (57,612)      123,677
Reinsurance recoverables....................................         --          --    868,824        --       868,824
Other assets................................................         --     192,824                   --       192,824
                                                             ---------- ----------- ----------  --------   -----------
   Sub-total excluding separate account assets..............    149,383   6,222,780    966,369   (57,612)    7,280,920
Separate account assets (1).................................  1,803,852  56,130,595    222,324        --    58,156,771
                                                             ---------- ----------- ----------  --------   -----------
   Total assets............................................. $1,953,235 $62,353,375 $1,188,693  $(57,612)  $65,437,691
                                                             ========== =========== ==========  ========   ===========
Future policy benefits...................................... $       -- $        -- $  912,988  $     --   $   912,988
Other liabilities...........................................         --      57,612         --   (57,612)           --
                                                             ---------- ----------- ----------  --------   -----------
   Total liabilities........................................ $       -- $    57,612 $  912,988  $(57,612)  $   912,988
                                                             ========== =========== ==========  ========   ===========

(1)Separate account assets represent segregated funds that are invested for certain customers. Investment risks associated with market value changes are borne by the customers, except to the extent of minimum guarantees made by the Company with respect to certain accounts. Separate account assets classified as Level 3 consist primarily of real estate and real estate investment funds. Separate account liabilities are not included in the above table as they are reported at contract value and not fair value in the Company's Unaudited Interim Consolidated Statements of Financial Position.
(2)"Netting" amounts represent the impact of offsetting asset and liability positions held with the same counterparty.
(3)Includes reclassifications to conform to current period presentation.

                         PRUCO LIFE INSURANCE COMPANY

The methods and assumptions the Company uses to estimate the fair value of assets and liabilities measured at fair value on a recurring basis are summarized below.

FIXED MATURITY SECURITIES - The fair values of the Company's public fixed maturity securities are generally based on prices obtained from independent pricing services. Prices from pricing services are sourced from multiple vendors, and a vendor hierarchy is maintained by asset type based on historical pricing experience and vendor expertise. The Company generally receives prices from multiple pricing services for each security, but ultimately uses the price from the pricing service highest in the vendor hierarchy based on the respective asset type. Consistent with the fair value hierarchy described above, securities with validated quotes from pricing services are generally reflected within Level 2, as they are primarily based on observable pricing for similar assets and/or other market observable inputs. If the pricing information received from third party pricing services is not reflective of market activity or other inputs observable in the market, the Company may challenge the price through a formal process with the pricing service. If the pricing service updates the price to be more consistent with the presented market observations, the security remains within Level 2.

Internally-developed valuations or indicative broker quotes are also used to determine fair value in circumstances where vendor pricing is not available, or where the Company ultimately concludes that pricing information received from the independent pricing service is not reflective of market activity. If the Company concludes the values from both pricing services and brokers are not reflective of market activity, it may over-ride the information from the pricing service or broker with an internally-developed valuation. As of September 30, 2012 and December 31, 2011, over-rides on a net basis were not material. These estimates may use significant unobservable inputs, which reflect the Company's own assumptions about the inputs market participants would use in pricing the asset. Pricing service over-rides, internally-developed valuations and indicative broker quotes are generally included in Level 3 in the fair value hierarchy.

The fair value of private fixed maturities, which are comprised of investments in private placement securities, originated by internal private asset managers, are primarily determined using a discounted cash flow model. In cases where these models primarily use observable inputs, the securities have been reflected within Level 2. For certain private fixed maturities, the discounted cash flow model may also incorporate significant unobservable inputs, which reflect the Company's own assumptions about the inputs market participants would use in pricing the asset. In these cases, a Level 3 classification is used.

Private fixed maturities also include debt investments in funds that, in addition to a stated coupon, pay a return based upon the results of the underlying portfolios. The fair values of these securities are determined by reference to the funds' net asset value ("NAV"). Since the NAV at which the funds trade can be observed by redemption and subscription transactions between third parties, the fair values of these investments have been reflected within Level 2 in the fair value hierarchy.

TRADING ACCOUNT ASSETS - Trading account assets consist primarily of asset-backed securities, perpetual preferred stock and commercial mortgage-backed securities whose fair values are determined consistent with similar instruments described above under "Fixed Maturity Securities" and below under "Equity Securities."

EQUITY SECURITIES - Equity securities consist principally of investments in common and preferred stock of publicly traded companies, perpetual preferred stock, privately traded securities, as well as mutual fund shares. The fair values of most publicly traded equity securities are based on quoted market prices in active markets for identical assets and are classified within Level 1 in the fair value hierarchy. Estimated fair values for most privately traded equity securities are determined using valuation and discounted cash flow models that require a substantial level of judgment. As these models may use unobservable inputs, most privately traded equity securities are classified within Level 3. The fair values of mutual fund shares that transact regularly (but do not trade in active markets because they are not publicly available) are based on transaction prices of identical fund shares and are classified within Level 2 in the fair value hierarchy. The fair values of perpetual preferred stock are based on inputs obtained from independent pricing services that are primarily based on indicative broker quotes, as the directly observable market inputs are not available. As a result, the fair values of perpetual preferred stock are classified as Level 3.

DERIVATIVE INSTRUMENTS - Derivatives are recorded at fair value either as assets, within "Other long-term investments," or as liabilities, within "Other liabilities," except for embedded derivatives which are recorded with the associated host contract. The fair values of derivative contracts are determined based on quoted prices in active exchanges or through the use of valuation models. The fair values of derivative contracts can be affected by changes in interest rates, foreign exchange rates, credit spreads, market volatility, expected returns, non-performance risk, liquidity and other factors. Liquidity valuation adjustments are made to reflect the cost of exiting significant risk positions, and consider the bid-ask spread, maturity, complexity, and other specific attributes of the underlying derivative position.

The majority of the Company's derivative positions is traded in the over-the-counter ("OTC") derivative market and are classified within Level 2 in the fair value hierarchy. OTC derivatives classified within Level 2 are valued using models that utilize actively quoted or observable market input values from external market data providers, third-party pricing vendors and/or recent trading activity. The Company's policy is to use mid-market pricing in determining its best estimate of fair value. The fair values of most OTC derivatives, including interest rate, cross currency swaps, currency forward contracts and single name credit default swaps are determined using discounted cash flow models. The fair values of European style option contracts are determined using Black Scholes option pricing models. These models' key inputs include the contractual terms of the respective contract, along with significant observable inputs, including interest rates, currency rates, credit spreads, equity prices, index dividend yields, non-performance risk, volatility and other factors.

To reflect the market's perception of its own and the counterparty's non-performance risk, the Company incorporates additional spreads over London Interbank Offered Rate ("LIBOR") into the discount rate used in determining the fair value of OTC derivative assets and liabilities that are not otherwise collateralized.

                         PRUCO LIFE INSURANCE COMPANY

Derivatives classified as Level 3 include first-to-default credit basket swaps and other structured products. These derivatives are valued based upon models with some significant unobservable market inputs or inputs from less actively traded markets. The fair values of first to default credit basket swaps are derived from relevant observable inputs (e.g. individual credit default spreads, interest rates and recovery rates), and unobservable model-specific input values such as correlation between different credits within the same basket. Other structured options and derivatives are valued using simulation models such as the Monte Carlo and other techniques. Level 3 methodologies are validated through periodic comparison of the Company's fair values to broker-dealer values. As of September 30, 2012 and December 31, 2011, there were derivatives with the fair value of $0.9 million and $0.1 million classified within Level 3, and all other derivatives were classified within Level 2. See Note 5 for more details on the fair value of derivative instruments by primary underlying.

CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS - Cash equivalents and short-term investments include money market instruments, commercial paper and other highly liquid debt instruments. Certain money market instruments are valued using unadjusted quoted prices in active markets that are accessible for identical assets and are primarily classified as Level 1. The remaining instruments in the Cash Equivalents and Short-term Investments category are typically not traded in active markets; however, their fair values are generally based on market observable inputs and, accordingly, these investments have been primarily classified within Level 2 in the fair value hierarchy.

SEPARATE ACCOUNT ASSETS - Separate Account Assets include fixed maturity securities, treasuries, equity securities and real estate investments for which values are determined consistent with similar instruments described above under "Fixed Maturity Securities," "Equity Securities" and "Other Long-Term Investments."

OTHER ASSETS - Other assets carried at fair value include affiliated bonds within our legal entity whose fair value are determined consistent with similar securities described above under "Fixed Maturity Securities" managed by affiliated asset managers.

REINSURANCE RECOVERABLES - Reinsurance recoverables carried at fair value include the reinsurance of our living benefit guarantees on certain of our variable annuities. These reinsurance recoverables are valued in the same manner as the living benefit guarantees as described below in "Future Policy Benefits".

The Company also has an agreement with UPARC, an affiliated captive reinsurance company, to reinsure risks associated with the no-lapse guarantee provision available on a portion of certain universal life products (See Note 8). Under this agreement, the Company pays a premium to UPARC to reinsure the risk of uncollectible policy charges and fees associated with the no-lapse guarantee provision. Reinsurance of this risk is accounted for as an embedded derivative which is included in "Reinsurance recoverables". The fair value of this embedded derivative is the present value of expected reimbursement from UPARC for cost of insurance charges the Company is unable to collect from policyholders, less the present value of reinsurance premiums that is attributable to the embedded derivative feature. This methodology could result in either an asset or liability, given changes in capital market conditions and various policyholder behavior assumptions. Significant inputs to the valuation model for this embedded derivative include capital market assumptions, such as interest rates, the Company's market-perceived risk of the counterparty, UPARC's non-performance ("NPR"), and various assumptions that are actuarially determined, including lapse rates, premium payment patterns, and mortality rates. This embedded derivative had a value of zero at September 30, 2012 and December 31, 2011 primarily due to NPR.

FUTURE POLICY BENEFITS - The liability for future policy benefits primarily includes general account liabilities for guarantees on variable annuity contracts, including guaranteed minimum accumulation benefits ("GMAB"), guaranteed minimum withdrawal benefits ("GMWB") and guaranteed minimum income and withdrawal benefits ("GMIWB"), accounted for as embedded derivatives. The fair values of the GMAB, GMWB, and GMIWB liabilities are calculated as the present value of future expected benefit payments to customers less the present value of assessed rider fees attributable to the embedded derivative feature. This methodology could result in either a liability or contra-liability balance, given changing capital market conditions and various policyholder behavior assumptions. Since there is no observable active market for the transfer of these obligations, the valuations are calculated using internally developed models with option pricing techniques. The models are based on a risk neutral valuation framework and incorporate premiums for risks inherent in valuation techniques, inputs, and the general uncertainty around the timing and amount of future cash flows. The determination of these risk premiums requires the use of management judgment.

The significant inputs to the valuation models for the embedded derivatives associated with the optional living benefit features of the Company's variable annuity products include capital market assumptions, such as interest rate and implied volatility assumptions, the Company's market-perceived risk of its own non-performance ("NPR"), as well as various assumptions that are actuarially determined, including lapse rates, benefit utilization rates, withdrawal rates, and mortality rates. Since many of these assumptions are unobservable and are considered to be significant inputs to the liability valuation, the liability included in future policy benefits has been reflected within Level 3 in the fair value hierarchy.

Capital market inputs and actual policyholders' account values are updated each quarter based on capital market conditions as of the end of the quarter, including interest rates, equity markets, and implied volatility. In the risk neutral valuation, interest rates are used to both grow the policyholders' account values as well as discount all projected future cash flows. The Company's discount rate assumption is based on the LIBOR swap curve, and is adjusted for NPR, as discussed below. Assuming all other assumptions remain unchanged, a decline in interest rates will generally cause account values to grow more slowly, increasing future expected benefit payments, as well as decreasing the discounting impact in the present value calculation, both of which would cause increases in the fair value of the liability. The opposite impacts occur as interest rates rise. Implied volatility also impacts the estimate of future expected benefit payments, as discussed below.

Actuarial assumptions are reviewed at least annually, and updated based upon historical experience giving consideration to any observable market data, including available industry studies or market transactions such as acquisitions and reinsurance transactions. Assumptions relating to contractholder behavior such as lapse, benefit utilization, withdrawal, and mortality rates, are based on experience by product type and/or year of contract issuance, as well as available industry studies. Unless a material change in contractholder behavior or mortality experience that the

                         PRUCO LIFE INSURANCE COMPANY

Company feels is indicative of a long term trend is observed in an interim periods, assumptions related to contractholder behavior and mortality are generally updated in the third quarter of each year by considering recent experience that has occurred during the period from the most recent update to the expected amounts or updates to industry studies. These assumptions require the use of management judgment and are discussed in further detail below.

LEVEL 3 ASSETS AND LIABILITIES BY PRICE SOURCE - The table below presents the balances of Level 3 assets and liabilities measured at fair value with their corresponding pricing sources.

                                                                                            AS OF SEPTEMBER 30, 2012
                                                                                      ------------------------------------
                                                                                      INTERNAL (1) EXTERNAL (2)   TOTAL
                                                                                      ------------ ------------ ----------
                                                                                                 (IN THOUSANDS)
U.S. Treasury securities and obligations of U.S. government authorities and agencies.  $       --    $  4,700   $    4,700
Corporate securities.................................................................      32,069         929       32,998
Asset-backed securities..............................................................       1,364      93,704       95,068
Commercial mortgage-backed securities................................................          --       2,688        2,688
Equity securities....................................................................       2,111       3,192        5,303
Other long-term investments..........................................................         859         755        1,614
Reinsurance recoverables.............................................................   1,451,411          --    1,451,411
                                                                                       ----------    --------   ----------
   Sub-total excluding separate account assets.......................................   1,487,814     105,968    1,593,782
Separate account assets..............................................................      76,444     167,464      243,908
                                                                                       ----------    --------   ----------
   Total assets......................................................................  $1,564,258    $273,432   $1,837,690
                                                                                       ==========    ========   ==========
Future policy benefits...............................................................  $1,593,513    $     --   $1,593,513
                                                                                       ----------    --------   ----------
   Total liabilities.................................................................  $1,593,513    $     --   $1,593,513
                                                                                       ==========    ========   ==========

(1)Represents valuations reflecting both internally-derived and market inputs, as well as third-party pricing information or quotes. See below for additional information related to internally developed valuation for significant items in the above table.
(2)Represents unadjusted prices from independent pricing services and independent indicative broker quotes where pricing inputs are not readily available.

QUANTITATIVE INFORMATION REGARDING INTERNALLY PRICED LEVEL 3 ASSETS AND LIABILITIES - The table below presents quantitative information on significant internally-priced Level 3 assets and liabilities for which the investment risks associated with market value changes are borne by the Company.

                                                                   AS OF SEPTEMBER 30, 2012
                                       --------------------------------------------------------------------------------
                                       FAIR VALUE VALUATION TECHNIQUES     UNOBSERVABLE INPUTS   RANGE (WEIGHTED AVERAGE)
                                       ---------- --------------------   ----------------------- ------------------------
                                                                        (IN THOUSANDS)
ASSETS:

Corporate securities                   $   32,069 Discounted cash flow   Discount rate           $8.80% -17.50% (10.77%)

                                                  Cap at call price      Call price                          100% (100%)

                                                  Liquidation            Liquidation value          25% -91.59% (86.90%)
-------------------------------------------------------------------------------------------------------------------------

Reinsurance recoverables.............. $1,451,411 Fair values are determined in the same manner as future policy benefits
-------------------------------------------------------------------------------------------------------------------------
LIABILITIES:

Future policy benefits................ $1,593,513 Discounted cash flow   Lapse rate                             0% - 14%

                                                                         NPR spread                        0.24% - 1.82%

                                                                         Utilization rate                      70% - 94%

                                                                         Withdrawal rate                      85% - 100%

                                                                         Mortality rate (1)                     0% - 13%

                                                                         Equity Volatility curve               19% - 34%
-------------------------------------------------------------------------------------------------------------------------

(1)Range reflects the mortality rate for the vast majority of business with living benefits, with policyholders ranging from 35 to 90 years old. While the majority of living benefits have a minimum age requirement, certain benefits do not have an age restriction. This results in contractholders for certain benefits with mortality rates approaching 0%.

                         PRUCO LIFE INSURANCE COMPANY

SENSITIVITY TO CHANGES IN UNOBSERVABLE INPUTS - The following is a general description of sensitivities of significant unobservable inputs and their impact on the fair value measurement for the assets and liabilities reflected in the table above.

CORPORATE SECURITIES - Internally priced corporate securities classified in Level 3 include certain below investment grade watchlist and distressed fixed maturity securities. For securities where discounted cash flows are used, the primary unobservable input is an internally developed discount rate. Significant increases (decreases) in the discount rate would result in a significantly lower (higher) fair value measurement. In certain cases, the Company uses an estimated liquidation value of the borrower or underlying assets. In isolation, an increase (decrease) in the value of these inputs would result in a higher (lower) fair value measurement.

REINSURANCE RECOVERABLES - Reinsurance recoverables carried at fair value include the reinsurance of our living benefit guarantees on certain of our variable annuities. These reinsurance recoverables covering these guarantees are valued in the same manner as the living benefit guarantees as described below in "Future Policy Benefits". Reinsurance recoverables also includes reinsurance of the no lapse guarantee provisions available on a portion of certain universal life products. The reinsurance agreement covering the no lapse guarantee contains an embedded derivative related to the interest rate risk of the reinsurance contract. The embedded derivative arising from this reinsurance agreement had a value of zero at September 30, 2012 as discussed above.

FUTURE POLICY BENEFITS - Future policy benefits classified as Level 3 are calculated using internally-developed models with option pricing techniques. The models are based on a risk neutral valuation framework and incorporate premiums for risks inherent in valuation techniques, inputs, and the general uncertainty around the timing and amount of future cash flows. As described above, the significant unobservable inputs to the valuation models for the embedded derivatives associated with the optional living benefit features of the Company's variable annuity products include various assumptions that are actuarially determined, including lapse rates, benefit utilization rates, withdrawal rates and mortality rates as well as volatility assumptions and assumptions used to reflect NPR.

The Company's dynamic lapse rate assumption adjusts the base lapse rate at the contract level based on a comparison of the actuarially calculated guaranteed amount and the current policyholder account value as well as other factors, such as the applicability of any surrender charges. The dynamic lapse adjustment reduces the base lapse rate based on the magnitude of the difference between the guaranteed amount and the account value. In-the-money contracts are those with a guaranteed benefit in excess of the current policyholder account value. Since in-the-money contracts are less likely to lapse, the dynamic lapse adjustment will reduce the lapse rate assumption for these contracts. For less in the money contracts, the lapse rate assumption will be closer to the base lapse rate. Lapse rates are also generally assumed to be lower for the period where surrender charges apply. A higher base lapse rate is applied to contracts in the year the surrender charge period expires.

To reflect NPR, the Company incorporates an additional spread over LIBOR into the discount rate used in the valuations of the embedded derivatives associated with its optional living benefit features. Since insurance liabilities are senior to debt, the Company believes that reflecting the financial strength ratings of the Company in the valuation of the liability or asset appropriately takes into consideration NPR. The additional spread over LIBOR is determined taking into consideration publicly available information relating to the financial strength of the Company. The Company adjusts these credit spreads to remove any illiquidity risk premium, which is subject to a floor based on a percentage of the credit spread. This additional spread, as mentioned in the table above, is applied at an individual contract level and only to those individual living benefit contracts in a liability position and generally not to those in a contra-liability position. An increase in the spread over LIBOR increases the discounting impact in the present value calculation and will generally cause a decrease in the fair value of the liability.

The Company's benefit utilization rate assumption estimates the percentage of contracts that will utilize the benefit during the contract duration, including the estimated timing of the first lifetime income withdrawal by the contractholder. These assumptions vary based on the product type, the age of the contractholder, and the age of the contract. The utilization rate varies by product, based on the availability of an enhanced guarantee after a certain waiting period. For example, the utilization rates for a product with the opportunity to double the guaranteed value after a 10, 12 or 20 year accumulation period are adjusted based on contractholder experience related to such enhancement. Generally, the Company assumes a certain percentage of contractholders will utilize the guaranteed benefit (depending on the product type, contractholder age and contract age) and will begin lifetime withdrawals at various time intervals from contract inception with the remaining contractholders either beginning lifetime withdrawals immediately or never utilizing the benefit. The impact of changes in these assumptions is highly dependent on the contract type and age of the contractholder at the time of the sale and the timing of the first lifetime income withdrawal.

The Company's withdrawal rate assumption estimates the magnitude of annual contractholder withdrawals relative to the maximum allowable amount under the contract. Larger differences in the withdrawal rate assumption compared to the contractual guaranteed income withdrawal percentage, either positive or negative, will generally result in a decrease in the fair value of the liability. Prior to the exhaustion of the contractholder's total account value the Company assumes contractholders will withdraw a certain percentage of the maximum allowable amount under the contract and will withdraw the maximum once the contractholder account value is completely exhausted.

Based on historical experience the Company applies a set of age specific mortality rate adjustments compared to standard industry tables. For newly issued contracts, lower mortality rates are assumed in early durations. A mortality improvement assumption is also incorporated into the overall mortality table. Since the variable annuity living benefits generally provide for a minimum withdrawal benefit for life, increases in mortality rates will decrease the fair value of the liability, with the reverse being true with decreases in mortality rates.

                         PRUCO LIFE INSURANCE COMPANY

Market volatility also impacts the estimate of future expected benefit payments. The Company uses an equity volatility curve based on third party inputs. The curve starts with first year implied volatility and grades to a long-term realized volatility. The first year implied volatility determines the overall slope of the equity volatility curve. An increase in implied volatility will generally increase future expected benefit payments, causing an increase in the fair value of the liability.

SEPARATE ACCOUNT ASSETS - In addition to the significant internally-priced Level 3 assets and liabilities presented and described above, the Company also has internally-priced separate account assets reported within Level 3. Changes in the fair value of separate account assets are borne by customers and thus are offset by changes in separate account liabilities on the Company's Unaudited Interim Consolidated Statement of Financial Position. As a result, changes in value associated with these investments do not impact the Company's Unaudited Interim Consolidated Statement of Operations. In addition, fees earned by the Company related to the management of most separate account assets classified as Level 3 do not change due to changes in the fair value of these investments. Quantitative information about significant internally-priced Level 3 separate account assets is as follows:

OTHER INVESTED ASSETS - Separate account assets include $76.4 million of investments in real estate fund as of September 30, 2012 that are classified as Level 3 and reported at fair value which is determined by the Company's equity in net assets of the entities. Fair value estimates of real estate are based on property appraisal reports prepared by independent real estate appraisers. Key inputs and assumptions to the appraisal process include rental income and expense amounts, related growth rates, discount rates and capitalization rates. Because of the subjective nature of inputs and the judgment involved in the appraisal process, real estate investments are typically included in the Level 3 Classification. Key unobservable inputs to real estate valuation include capitalization rates, which range from 5.5% to 9.5% (7.5% weighted average) and discount rates, which range from 7.0% to 11.5% (8.5% weighted average).

TRANSFERS BETWEEN LEVELS 1 AND 2 - During the nine months ended September 30, 2012, $8.6 million of equity securities, available for sale transferred from Level 1 to Level 2. The assets that transferred were mutual funds that were priced on a net asset value. This transfer was the result of an ongoing monitoring assessment of pricing inputs to ensure appropriateness of the level classification in the fair value hierarchy. There were no transfers between Levels 1 and 2 for the three and nine months ended September 30, 2011.

CHANGES IN LEVEL 3 ASSETS AND LIABILITIES - The following tables provide summaries of the changes in fair values of Level 3 assets and liabilities as of the dates indicated, as well as the portion of gains or losses included in income attributable to unrealized gains or losses related to those assets and liabilities still held at the end of their respective periods.

                                                        THREE MONTHS ENDED SEPTEMBER 30, 2012
                                   ------------------------------------------------------------------------------
                                                                                     FIXED MATURITY
                                                                           FIXED     AVAILABLE FOR
                                                           FIXED        MATURITIES,      SALE -
                                   FIXED MATURITIES,    MATURITIES,    AVAILABLE FOR   COMMERCIAL      TRADING
                                   AVAILABLE FOR SALE  AVAILABLE FOR   SALE - ASSET-   MORTGAGE-    ACCOUNT ASSETS
                                    - U.S. TREASURY   SALE - CORPORATE    BACKED         BACKED        - EQUITY
                                       SECURITIES        SECURITIES     SECURITIES     SECURITIES     SECURITIES
                                   ------------------ ---------------- ------------- -------------- --------------
                                                                   (IN THOUSANDS)
Fair Value, beginning of
  period assets/(liabilities).....       $4,699           $30,459       $   86,915      $  5,331     $     3,381
   Total gains (losses)
     (realized/unrealized):.......
     Included in earnings:........
       Realized investment
         gains (losses), net......           --              (761)             610            --              --
       Asset management fees
         and other income.........           --                --               --            --            (189)
     Included in other
       comprehensive income
       (loss).....................            1             3,946                6          (150)             --
   Net investment income..........           --                18               63             3              --
   Purchases......................           --               123           14,986            --              --
   Sales..........................           --                (6)              --            --              --
   Issuances......................           --                --               --            --              --
   Settlements....................           --            (3,121)          (2,988)       (2,496)             --
   Transfers into Level 3 (2).....           --             2,340              589            --              --
   Transfers out of Level 3
     (2)..........................           --                --           (5,113)           --              --
                                         ------           -------       ----------      --------     -----------
Fair Value, end of period
  assets/(liabilities)............       $4,700           $32,998       $   95,068      $  2,688     $     3,192
                                         ======           =======       ==========      ========     ===========
Unrealized gains (losses) for
  the period relating to those
   Level 3 assets that were
     still held at the end of
     the period (3):..............
     Included in earnings:........
       Realized investment
         gains (losses), net......       $   --           $    --       $       --      $     --     $        --
       Asset management fees
         and other income.........       $   --           $    --       $       --      $     --     $      (189)
       Interest credited to
         policyholders'
         account balances.........       $   --           $    --       $       --      $     --     $        --

                                                        THREE MONTHS ENDED SEPTEMBER 30, 2012
                                   ------------------------------------------------------------------------------
                                                        OTHER LONG-                     SEPARATE
                                   EQUITY SECURITIES,       TERM        REINSURANCE  ACCOUNT ASSETS FUTURE POLICY
                                   AVAILABLE FOR SALE   INVESTMENTS     RECOVERABLE       (1)          BENEFITS
                                   ------------------ ---------------- ------------- -------------- --------------
                                                                   (IN THOUSANDS)
Fair Value, beginning of
  period assets/(liabilities).....       $2,255           $ 3,661       $1,036,923      $236,634     $(1,087,503)
   Total gains (losses)
     (realized/unrealized):.......
     Included in earnings:........
       Realized investment
         gains (losses), net......         (200)           (2,071)         308,347          (486)       (392,758)
       Asset management fees
         and other income.........           --                24               --            --              --
       Interest credited to
         policyholders'
         account balances.........           --                --               --         5,339              --
     Included in other
       comprehensive income
       (loss).....................           56                --               --            --              --
   Net investment income..........           --                --               --            --              --
   Purchases......................           --                --          106,141        14,334              --
   Sales..........................           --                --               --       (11,913)             --
   Issuances......................           --                --               --            --        (113,252)
   Settlements....................           --                --               --            --              --
   Transfers into Level 3 (2).....           --                --               --            --              --
   Transfers out of Level 3
     (2)..........................           --                --               --            --              --
                                         ------           -------       ----------      --------     -----------
Fair Value, end of period
  assets/(liabilities)............       $2,111           $ 1,614       $1,451,411      $243,908     $(1,593,513)
                                         ======           =======       ==========      ========     ===========
Unrealized gains (losses) for
  the period relating to
  those Level 3 assets that
  were still held at the end
  of the period (3):
     Included in earnings:........
       Realized investment
         gains (losses), net......       $   --           $(2,071)      $  312,474      $     --     $  (415,371)
       Asset management fees
         and other income.........       $   --           $    24       $       --      $     --     $        --
       Interest credited to
         policyholders'
         account balances.........       $   --           $    --       $       --      $  5,339     $        --

                         PRUCO LIFE INSURANCE COMPANY

                                                    NINE MONTHS ENDED SEPTEMBER 30, 2012
                                        ------------------------------------------------------------
                                                                               FIXED
                                           FIXED                   FIXED      MATURITY
                                        MATURITIES,    FIXED    MATURITIES,  AVAILABLE
                                         AVAILABLE  MATURITIES,  AVAILABLE   FOR SALE -    TRADING
                                            FOR      AVAILABLE      FOR      COMMERCIAL    ACCOUNT
                                        SALE -U.S.  FOR SALE -  SALE -ASSET- MORTGAGE-     ASSETS
                                         TREASURY    CORPORATE     BACKED      BACKED     - EQUITY
                                        SECURITIES  SECURITIES   SECURITIES  SECURITIES  SECURITIES
                                        ----------- ----------- ------------ ---------- -------------
                                                               (IN THOUSANDS)
Fair Value, beginning of period
  assets/(liabilities).................   $4,696     $ 23,720    $   62,429   $     --   $     3,362
   Total gains (losses)
     (realized/unrealized):............
     Included in earnings:.............
       Realized investment gains
         (losses), net.................       --       (3,732)          687         --            --
       Asset management fees and
         other income..................       --           --            --         --          (120)
     Included in other
       comprehensive income (loss).....        4        4,126         2,667        (65)           --
   Net investment income...............       --           67           316          3            --
   Purchases...........................       --        8,515        52,268         --            --
   Sales...............................       --          (89)           --         --            --
   Issuances...........................       --           --            --         --            --
   Settlements.........................       --       (7,484)      (12,960)    (2,496)          (50)
   Transfers into Level 3 (2)..........       --       23,995           589      5,246            --
   Transfers out of Level 3 (2)........       --      (16,120)      (10,928)        --            --
                                          ------     --------    ----------   --------   -----------
Fair Value, end of period
  assets/(liabilities).................   $4,700     $ 32,998    $   95,068   $  2,688   $     3,192
                                          ======     ========    ==========   ========   ===========
Unrealized gains (losses) for the
  period relating to those Level 3
  assets that were still held at
  the end of the period (3):
     Included in earnings:.............
       Realized investment gains
         (losses), net.................   $   --     $     --    $       --   $     --   $        --
       Asset management fees and
         other income..................   $   --     $     --    $       --   $     --   $      (120)
       Interest credited to
         policyholders' account
         balances......................   $   --     $     --    $       --   $     --   $        --

                                                    NINE MONTHS ENDED SEPTEMBER 30, 2012
                                        ------------------------------------------------------------
                                          EQUITY
                                        SECURITIES,    OTHER                  SEPARATE
                                         AVAILABLE   LONG-TERM  REINSURANCE   ACCOUNT   FUTURE POLICY
                                         FOR SALE   INVESTMENTS RECOVERABLE  ASSETS (1)   BENEFITS
                                        ----------- ----------- ------------ ---------- -------------
                                                               (IN THOUSANDS)
Fair Value, beginning of period
  assets/(liabilities).................   $2,652     $    686    $  868,824   $222,324      (912,988)
   Total gains (losses)
     (realized/unrealized):............
     Included in earnings:.............
       Realized investment gains
         (losses), net.................     (401)      (4,032)      289,200     (1,098)     (367,642)
       Asset management fees and
         other income..................       --           29            --         --            --
       Interest credited to
         policyholders' account
         balances......................       --           --            --      9,201            --
   Included in other comprehensive
     income (loss).....................     (136)          --            --         --            --
   Net investment income...............       --           --            --         --            --
   Purchases...........................       --        4,925       293,387     69,250            --
   Sales...............................       --           --            --    (55,769)           --
   Issuances...........................       --           --            --         --      (312,883)
   Settlements.........................       --            6            --         --            --
   Transfers into Level 3 (2)..........       --           --            --         --            --
   Transfers out of Level 3 (2)........       (4)          --            --         --            --
                                          ------     --------    ----------   --------   -----------
Fair Value, end of period
  assets/(liabilities).................   $2,111     $  1,614    $1,451,411   $243,908    (1,593,513)
                                          ======     ========    ==========   ========   ===========
Unrealized gains (losses) for the
  period relating to those Level 3
  assets that were still held at
  the end of the period (3):
     Included in earnings:.............
       Realized investment gains
         (losses), net.................   $   --     $ (3,922)   $  300,008   $     --      (397,247)
       Asset management fees and
         other income..................   $   --     $     29    $       --   $     --            --
       Interest credited to
         policyholders' account
         balances......................   $   --     $     --    $       --   $  9,201            --

                         PRUCO LIFE INSURANCE COMPANY

                                                                   THREE MONTHS ENDED SEPTEMBER 30, 2011
                                                ---------------------------------------------------------------------------
                                                                                             FIXED
                                                                                          MATURITIES,
                                                                                           AVAILABLE
                                                    FIXED         FIXED         FIXED         FOR
                                                 MATURITIES,   MATURITIES,   MATURITIES     SALE -                 TRADING
                                                AVAILABLE FOR AVAILABLE FOR AVAILABLE FOR COMMERCIAL    EQUITY     ACCOUNT
                                                 SALE - U.S.     SALE -     SALE - ASSET-  MORTGAGE-  SECURITIES,  ASSETS -
                                                  TREASURY      CORPORATE      BACKED       BACKED     AVAILABLE    EQUITY
                                                 SECURITIES    SECURITIES    SECURITIES   SECURITIES   FOR SALE   SECURITIES
                                                ------------- ------------- ------------- ----------- ----------- ----------
                                                                               (IN THOUSANDS)
Fair Value, beginning of period
  assets/(liabilities).........................    $4,700       $ 48,015       $56,389      $ 5,019     $11,176     $   --
  Total gains (losses) (realized/unrealized):
   Included in earnings:
     Realized investment gains (losses), net...        --           (629)           (3)          --        (476)        --
     Asset management fees and other income....        --             --            --           --          --       (563)
   Included in other comprehensive income
     (loss)....................................        (2)          (762)         (725)          --         372         --
  Net investment income........................        --             34           108           --          --         --
  Purchases....................................        --             76            --           --       1,001         --
  Sales........................................        --            (11)           --           --          --         --
  Issuances....................................        --            104            --           --          --         --
  Settlements..................................        --           (887)       (3,336)          --         (98)        --
  Transfers into Level 3 (2)...................        --             --            --           --          --         --
  Transfers out of Level 3 (2).................        --        (12,955)           --       (5,019)         --         --
     Other (4).................................        --             --            --           --      (8,957)     8,957
                                                   ------       --------       -------      -------     -------     ------
Fair Value, end of period
  assets/(liabilities).........................    $4,698       $ 32,985       $52,433      $    --     $ 3,018     $8,394
                                                   ======       ========       =======      =======     =======     ======
Unrealized gains (losses) for the period
  relating to those Level 3 assets that were
  still held at the end of the period (3):
   Included in earnings:.......................
     Realized investment gains (losses), net...    $   --       $   (623)      $    (3)     $    --     $  (476)    $   --
     Asset management fees and other income....    $   --       $     --       $    --      $    --     $    --     $ (563)
     Interest credited to policyholders'
       account.................................    $   --       $     --       $    --      $    --     $    --     $   --

                                                      THREE MONTHS ENDED SEPTEMBER 30, 2011
                                                ------------------------------------------------

                                                OTHER LONG-               SEPARATE
                                                   TERM     REINSURANCE   ACCOUNT   FUTURE POLICY
                                                INVESTMENTS RECOVERABLES ASSETS (1)   BENEFITS
                                                ----------- ------------ ---------- -------------
                                                                 (IN THOUSANDS)
Fair Value, beginning of period
  assets/(liabilities).........................    $ 200     $ (496,900)  $219,789   $   592,022
  Total gains (losses) (realized/unrealized):
   Included in earnings:
     Realized investment gains (losses), net...       69      1,327,080         39    (1,484,244)
     Asset management fees and other income....     (136)            --         --            --
     Interest credited to policyholders'
       account balances........................       --             --     (5,669)           --
   Included in other comprehensive income
     (loss)....................................       --             --         --            --
  Net investment income........................       --             --         --            --
  Purchases....................................      526         55,905     66,744       (72,086)
  Sales........................................       --             --    (60,412)           --
  Issuances....................................       --             --         --            --
  Settlements..................................       --             --         --            --
  Transfers into Level 3 (2)...................       --             --         --            --
  Transfers out of Level 3 (2).................       --             --         --            --
                                                   -----     ----------   --------   -----------
Fair Value, end of period
  assets/(liabilities).........................    $ 659     $  886,085   $220,491   $  (964,308)
                                                   =====     ==========   ========   ===========
Unrealized gains (losses) for the period
  relating to those Level 3 assets that were
  still held at the end of the period (3):
   Included in earnings:.......................
     Realized investment gains (losses), net...    $  69     $1,323,537   $     --   $(1,482,018)
     Asset management fees and other income....    $ (65)    $       --   $     --   $        --
     Interest credited to policyholders'
       account balances........................    $  --     $       --   $ (5,670)  $        --

                         PRUCO LIFE INSURANCE COMPANY

                                                                     NINE MONTHS ENDED SEPTEMBER 30, 2011
                                                ------------------------------------------------------------------------------
                                                                                             FIXED
                                                                 FIXED                    MATURITIES
                                                    FIXED     MATURITIES,      FIXED     AVAILABLE FOR
                                                 MATURITIES,   AVAILABLE    MATURITIES      SALE -                    TRADING
                                                AVAILABLE FOR     FOR      AVAILABLE FOR  COMMERCIAL      EQUITY      ACCOUNT
                                                   SALE -        SALE -    SALE - ASSET-   MORTGAGE-    SECURITIES,   ASSETS -
                                                U.S. TREASURY  CORPORATE      BACKED        BACKED     AVAILABLE FOR   EQUITY
                                                 SECURITIES    SECURITIES   SECURITIES    SECURITIES       SALE      SECURITIES
                                                ------------- ------------ ------------- ------------- ------------- ----------
                                                                                (IN THOUSANDS)
Fair Value, beginning of period
  assets/(liabilities).........................    $   --      $   49,050    $ 59,770      $     --     $     1,792    $   --
  Total gains (losses) (realized/unrealized):
   Included in earnings:
     Realized investment gains (losses), net...        --          (2,330)        803            --          (2,918)       --
     Asset management fees and other income....        --              --          --            --              --      (563)
   Included in other comprehensive income
     (loss)....................................        (2)         (1,006)       (316)           --           2,809        --
  Net investment income........................        --             182         706            --              --        --
  Purchases....................................     4,700           7,491      11,089         5,019           1,696        --
  Sales........................................        --            (672)     (8,160)           --              --        --
  Issuances....................................        --             781          --            --              --        --
  Settlements..................................        --         (13,756)     (7,494)           --             (99)       --
  Transfers into Level 3 (2)...................        --          10,444          --            --           8,695        --
  Transfers out of Level 3 (2).................        --         (17,199)     (3,965)       (5,019)             --        --
  Other (4)....................................        --              --          --            --          (8,957)    8,957
                                                   ------      ----------    --------      --------     -----------    ------
Fair Value, end of period
  assets/(liabilities).........................    $4,698      $   32,985    $ 52,433      $     --     $     3,018    $8,394
                                                   ======      ==========    ========      ========     ===========    ======
Unrealized gains (losses) for the period
  relating to those Level 3 assets that were
  still held at the end of the period (3):
   Included in earnings:.......................
     Realized investment gains (losses), net...    $   --      $   (4,319)   $    (10)     $     --     $    (2,918)   $   --
     Asset management fees and other income....    $   --      $       --    $     --      $     --     $        --    $ (563)
     Interest credited to policyholders'
       account balances........................    $   --      $       --    $     --      $     --     $        --    $   --

                                                                NINE MONTHS ENDED SEPTEMBER 30, 2011
                                                -------------------------------------------------------------------
                                                OTHER LONG -                               SEPARATE
                                                    TERM      REINSURANCE                   ACCOUNT    FUTURE POLICY
                                                 INVESTMENTS  RECOVERABLES OTHER ASSETS   ASSETS (1)     BENEFITS
                                                ------------- ------------ ------------- ------------- -------------
                                                                           (IN THOUSANDS)
Fair Value, beginning of period
  assets/(liabilities).........................    $   --      $ (373,001)   $ 24,278      $198,451     $   452,822
  Total gains or (losses)
   (realized/unrealized):......................
   Included in earnings:.......................
     Realized investment gains (losses), net...       269       1,096,659          --           387      (1,224,031)
     Asset management fees and other income....      (136)             --          --            --              --
     Interest credited to policyholder
       account balances........................        --              --          --         4,321              --
   Included in other comprehensive income
     (loss)....................................        --              --         (55)           --              --
  Net investment income........................        --              --          --            --              --
  Purchases....................................       526         162,427         430        77,744              --
  Sales........................................        --              --          --       (60,412)             --
  Issuances....................................        --              --          --            --        (193,099)
  Settlements..................................        --              --          (2)           --              --
  Transfers into Level 3 (2)...................        --              --          --            --              --
  Transfers out of Level 3 (2).................        --              --     (24,651)           --              --
                                                   ------      ----------    --------      --------     -----------    ------
Fair Value, end of period
  assets/(liabilities).........................    $  659      $  886,085    $     --      $220,491     $  (964,308)
                                                   ======      ==========    ========      ========     ===========    ======
Unrealized gains (losses) for the period
  relating to those Level 3 assets that were
  still held at the end of the period (3):
   Included in earnings:.......................
     Realized investment gains (losses), net...    $  244      $1,093,402    $     --      $     --     $(1,220,003)
     Asset management fees and other income....    $ (136)     $       --    $     --      $     --     $        --
     Interest credited to policyholders'
       account balances........................    $   --      $       --    $     --      $  4,321     $        --

(1)Separate account assets represent segregated funds that are invested for certain customers. Investment risks associated with market value changes are borne by the customers, except to the extent of minimum guarantees made by the Company with respect to certain accounts. Separate account liabilities are not included in the above table as they are reported at contract value and not fair value in the Company's Unaudited Interim Consolidated Statements of Financial Position.
(2)Transfers into or out of Level 3 are generally reported as the value as of the beginning of the quarter in which the transfer occurs.
(3)Unrealized gains or losses related to assets still held at the end of the period do not include amortization or accretion of premiums and discounts.
(4)Other primarily represents reclasses of certain assets between reporting categories.

                         PRUCO LIFE INSURANCE COMPANY

TRANSFERS - Transfers into Level 3 are generally the result of unobservable inputs utilized within valuation methodologies and the use of broker quotes (that cannot be validated) for which information from third party pricing services (that can be validated) was previously utilized. Transfers out of Level 3 are generally due to the use of observable inputs in valuation methodologies as well as the utilization of pricing service information for certain assets that the Company is able to validate. Other significant transfers into and/or out of Level 3 are discussed below:

For the nine months ended September 30, 2011 the majority of the Equity Securities Available for Sale transfers into Level 3 were due to the determination that the pricing inputs for perpetual preferred stocks provided by third party pricing services were primarily based on indicative broker quotes which could not always be verified against directly observable market information. Perpetual preferred stocks were included in Equity Securities Available for Sale and subsequently transferred to Trading Account Assets.

During the same period, the pricing and valuation methodology related to an affiliated bond reported in Other Assets totaled $24.7 million was re-evaluated and subsequently updated to utilize observable inputs and transferred out of Level 3. Corporate Securities totaled $12.9 million transferred out of Level 3, resulting from the Company's ongoing monitoring of pricing inputs to ensure appropriateness of the level classification in the fair value hierarchy.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The table below presents the carrying amount and fair value by fair value hierarchy level of certain financial instruments that are not reported at fair value. However, in some cases, as described below, the carrying amount equals or approximates fair value.

                                                        SEPTEMBER 30, 2012                    DECEMBER 31, 2011
                                        --------------------------------------------------- ---------------------
                                                                                  CARRYING              CARRYING
                                                       FAIR VALUE                AMOUNT (1) FAIR VALUE   AMOUNT
                                        ---------------------------------------- ---------- ---------- ----------
                                        LEVEL 1  LEVEL 2    LEVEL 3     TOTAL      TOTAL      TOTAL      TOTAL
                                        ------- ---------- ---------- ---------- ---------- ---------- ----------
                                                          (IN THOUSANDS)
ASSETS:
   Commercial mortgage and other
     loans............................. $    -- $       -- $1,604,592 $1,604,592 $1,453,351 $1,543,968 $1,406,492
   Policy loans........................      --         --  1,453,970  1,453,970  1,072,424  1,401,354  1,050,878
   Cash................................  58,954         --         --     58,954     58,954     53,345     53,345
   Accrued investment income...........      --     85,526         --     85,526     85,526     86,020     86,020
   Other assets........................      --     60,511         --     60,511     59,951     37,005     36,065
                                        ------- ---------- ---------- ---------- ---------- ---------- ----------
       TOTAL ASSETS.................... $58,954 $  146,037 $3,058,562 $3,263,553 $2,730,206 $3,121,692 $2,632,800
                                        ======= ========== ========== ========== ========== ========== ==========

LIABILITIES:
   Policyholders' Account Balances -
     Investment Contracts.............. $    -- $  709,424 $   54,299 $  763,723 $  766,910 $  673,673 $  677,316
   Cash collateral for loaned
     securities........................      --     56,129         --     56,129     56,129    153,651    153,651
   Securities sold under agreement to
     repurchase........................      --         --         --          0         --     40,491     40,491
   Short-term debt.....................      --    276,567         --    276,567    275,923    128,766    129,000
   Long-term debt......................      --  1,510,936         --  1,510,936  1,438,000  1,199,488  1,172,000
   Other liabilities...................      --    217,792         --    217,792    217,792    191,818    191,818
                                        ------- ---------- ---------- ---------- ---------- ---------- ----------
   TOTAL LIABILITIES................... $    -- $2,770,848 $   54,299 $2,825,147 $2,754,754 $2,387,887 $2,364,276
                                        ======= ========== ========== ========== ========== ========== ==========

(1)Carrying values presented herein differ from those in the Company's Unaudited Interim Consolidated Statements of Financial Position because certain items within the respective financial statement captions are not considered financial instruments or out of scope under authoritative guidance relating to disclosures of the fair value of financial instruments. Financial statement captions excluded from the above table are not considered financial instruments.

                         PRUCO LIFE INSURANCE COMPANY

The fair values presented above for those financial instruments have been determined by using available market information and by applying market valuation methodologies, as described in more detail below.

COMMERCIAL MORTGAGE AND OTHER LOANS

The fair value of most commercial mortgage loans is based upon the present value of the expected future cash flows discounted at the appropriate U.S. Treasury rate plus an appropriate credit spread for similar quality loans. The quality ratings for these loans, a primary determinant of the credit spreads and a significant component of the pricing process, are based on an internally-developed methodology.

POLICY LOANS

The fair value of policy loans is calculated using a discounted cash flow model based upon current U.S. Treasury rates and historical loan repayment patterns.

CASH, ACCRUED INVESTMENT INCOME AND OTHER ASSETS

The Company believes that due to the short-term nature of certain assets, the carrying value approximates fair value. These assets include: cash, accrued investment income, and other assets that meet the definition of financial instruments, including receivables, such as unsettled trades and accounts receivable. Also included in other assets is an affiliated note whose fair value is determined in the same manner as the underlying debt described below under "Short-Term and Long-Term Debt".

POLICYHOLDERS' ACCOUNT BALANCES - INVESTMENT CONTRACTS

Only the portion of policyholders' account balances related to products that are investment contracts (those without significant mortality or morbidity risk) are reflected in the table above. For fixed deferred annuities, payout annuities and other similar contracts without life contingencies, fair values are derived using discounted projected cash flows based on interest rates that are representative of the Company's financial strength ratings, and hence reflect the Company's own non-performance risk. For those balances that can be withdrawn by the customer at any time without prior notice or penalty, the fair value is the amount estimated to be payable to the customer as of the reporting date, which is generally the carrying value.

CASH COLLATERAL FOR LOANED SECURITIES

This represents the collateral received or paid in connection with loaning or borrowing securities, similar to the securities sold under agreement to repurchase below. For these transactions, the carrying value of the related asset/liability approximates fair value as they equal the amount of cash collateral received/paid.

SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

The Company receives collateral for selling securities under agreements to repurchase or pledges collateral under agreements to resell. Repurchase and resale agreements are also generally short-term in nature, and therefore, the carrying amounts of these instruments approximate fair value.

SHORT-TERM AND LONG-TERM DEBT

The fair value of short-term and long-term debt is generally determined by either prices obtained from independent pricing services, which are validated by the Company, or discounted cash flow models. These fair values consider the Company's own non-performance risk. Discounted cash flow models predominately use market observable inputs such as the borrowing rates currently available to the Company for debt and financial instruments with similar terms and remaining maturities. For commercial paper issuances and other debt with a maturity of less than 90 days, the carrying value approximates fair value.

OTHER LIABILITIES

Other liabilities are primarily payables, such as unsettled trades, drafts, escrow deposits and accrued expense payables. Due to the short term until settlement of most of these liabilities, the Company believes that carrying value approximates fair value.

                         PRUCO LIFE INSURANCE COMPANY

5. DERIVATIVE INSTRUMENTS

TYPES OF DERIVATIVE INSTRUMENTS AND DERIVATIVE STRATEGIES

INTEREST RATE CONTRACTS

Interest rate swaps are used by the Company to manage interest rate exposures arising from mismatches between assets and liabilities (including duration mismatches) and to hedge against changes in the value of assets it anticipates acquiring and other anticipated transactions and commitments. Swaps may be attributed to specific assets or liabilities or may be used on a portfolio basis. Under interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed upon notional principal amount. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by one counterparty at each due date.

EQUITY CONTRACTS

Equity index options are contracts which will settle in cash based on differentials in the underlying indices at the time of exercise and the strike price. The Company uses combinations of purchases and sales of equity index options to hedge the effects of adverse changes in equity indices within a predetermined range. These hedges do not qualify for hedge accounting.

FOREIGN EXCHANGE CONTRACTS

Currency derivatives, including currency swaps and forwards, are used by the Company to reduce risks from changes in currency exchange rates with respect to investments denominated in foreign currencies that the Company either holds or intends to acquire or sell.

Under currency forwards, the Company agrees with other parties to deliver a specified amount of an identified currency at a specified future date. Typically, the price is agreed upon at the time of the contract and payment for such a contract is made at the specified future date. The Company executes forward sales of the hedged currency in exchange for U.S. dollars at a specified exchange rate. The maturities of these forwards correspond with the future periods in which the non-U.S. dollar-denominated earnings are expected to be generated. These earnings hedges do not qualify for hedge accounting.

Under currency swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between one currency and another at an exchange rate and calculated by reference to an agreed principal amount. Generally, the principal amount of each currency is exchanged at the beginning and termination of the currency swap by each party. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by one counterparty for payments made in the same currency at each due date.

CREDIT CONTRACTS

Credit derivatives are used by the Company to enhance the return on the Company's investment portfolio by creating credit exposure similar to an investment in public fixed maturity cash instruments. With credit derivatives the Company can sell credit protection on an identified name, or a basket of names in a first to default structure, and in return receive a quarterly premium. With first to default baskets, the premium generally corresponds to a high proportion of the sum of the credit spreads of the names in the basket. If there is an event of default by the referenced name or one of the referenced names in a basket, as defined by the agreement, then the Company is obligated to pay the counterparty the referenced amount of the contract and receive in return the referenced defaulted security or similar security. See credit derivatives written section for discussion of guarantees related to credit derivatives written. In addition to selling credit protection, the Company may purchase credit protection using credit derivatives in order to hedge specific credit exposures in the Company's investment portfolio.

EMBEDDED DERIVATIVES

The Company sells variable annuity contracts that include certain optional living benefit features that are accounted for as embedded derivatives. The Company has reinsurance agreements to transfer the risk related to certain of these embedded derivatives to an affiliate, Pruco Re. The embedded derivatives related to the living benefit features and the related reinsurance agreements are carried at fair value. Mark-to-market changes in the fair value of the underlying contractual guarantees are determined using valuation models as described in Note 7, and are recorded in "Realized investment gains (losses), net."

The fair value of the living benefit feature embedded derivatives included in "Future policy benefits" was a liability of $1,594 million and $913 million as of September 30, 2012 and December 31, 2011, respectively. The fair value of the embedded derivatives related to the reinsurance of certain of these benefits to Pruco Re included in "Reinsurance recoverables" was an asset of $1,451 million and $869 million as of September 30, 2012 and December 31, 2011, respectively.

The Company invests in fixed maturities that, in addition to a stated coupon, provide a return based upon the results of an underlying portfolio of fixed income investments and related investment activity. The Company accounts for these investments as available-for-sale fixed maturities containing embedded derivatives. Such embedded derivatives are marked to market through "Realized investment gains (losses), net," based upon the change in value of the underlying portfolio.

Some of the Company's universal life products contain a no-lapse guarantee provision that is reinsured with an affiliate, UPARC. The reinsurance agreement contains an embedded derivative related to the interest rate risk of the reinsurance contract. Interest sensitivity can result in mark-to-market changes in the value of the underlying contractual guarantees, as well as actual activity related to premium and benefits. In third quarter 2011, the Company amended this reinsurance agreement resulting in a recapture of a portion of the no-lapse guarantee provision effective July 1, 2011.

                         PRUCO LIFE INSURANCE COMPANY

The table below provides a summary of the gross notional amount and fair value of derivatives contracts, excluding embedded derivatives which are recorded with the associated host, by the primary underlying. Many derivative instruments contain multiple underlyings.

                                     SEPTEMBER 30, 2012                 DECEMBER 31, 2011
                             ---------------------------------  --------------------------------
                              NOTIONAL   FAIR VALUE              NOTIONAL  FAIR VALUE
PRIMARY UNDERLYING             AMOUNT      ASSETS   LIABILITIES   AMOUNT     ASSETS   LIABILITIES
------------------           ----------- ---------- ----------- ---------- ---------- -----------
                                                        (IN THOUSANDS)
QUALIFYING HEDGES
CURRENCY/INTEREST RATE
Currency Swaps.............. $    88,465  $  3,691   $   (886)  $   60,507  $  3,500   $   (865)
                             -----------  --------   --------   ----------  --------   --------
TOTAL QUALIFYING HEDGES..... $    88,465  $  3,691   $   (886)  $   60,507  $  3,500   $   (865)
                             ===========  ========   ========   ==========  ========   ========
NON-QUALIFYING HEDGES
INTEREST RATE
Non-Currency Swaps.......... $ 1,599,400  $127,021   $ (7,729)  $  766,900  $ 98,500   $ (2,110)
CURRENCY
Forwards....................       5,655        61         (2)       7,273        37       (108)
CREDIT
Credit Default Swaps........      14,275       621       (917)      73,000       203       (667)
CURRENCY/INTEREST RATE
Currency Swaps..............      47,820     2,609     (1,580)      52,236     2,522     (1,502)
EQUITY
Equity Non-Currency Swaps...     372,103     1,963     (8,610)     137,175        --     (4,680)
Equity Options..............  22,373,022    89,364    (48,909)   7,956,521    75,945    (47,680)
                             -----------  --------   --------   ----------  --------   --------
TOTAL NON-QUALIFYING HEDGES.  24,412,275   221,639    (67,747)   8,993,105   177,207    (56,747)
                             ===========  ========   ========   ==========  ========   ========
TOTAL DERIVATIVES (1)....... $24,500,740  $225,330   $(68,633)  $9,053,612  $180,707   $(57,612)
                             ===========  ========   ========   ==========  ========   ========

(1)Excludes embedded derivatives which contain multiple underlyings. The fair value of these embedded derivatives was a liability of $1,617 million and a liability $948 million as of September 30, 2012 and December 31, 2011, respectively, included in "Future policy benefits" and "Fixed maturities, available-for-sale."

CASH FLOW HEDGES

The Company uses currency swaps in its cash flow hedge accounting relationships. This instrument is only designated for hedge accounting in instances where the appropriate criteria are met. The Company does not use futures, options, credit, and equity or embedded derivatives in any of its cash flow hedge accounting relationships.

The following tables provide the financial statement classification and impact of derivatives used in qualifying and non-qualifying hedge relationships, excluding the offset of the hedged item in an effective hedge relationship:

                                     THREE MONTHS ENDED SEPTEMBER 30, 2012
                                 ---------------------------------------------
                                                                   ACCUMULATED
                                    REALIZED       NET                OTHER
                                   INVESTMENT   INVESTMENT OTHER  COMPREHENSIVE
                                 GAINS/(LOSSES)   INCOME   INCOME   INCOME(1)
                                 -------------- ---------- ------ -------------
                                                 (IN THOUSANDS)
 QUALIFYING HEDGES
 CASH FLOW HEDGES
    Currency/Interest Rate......   $     997       $221     $14      $(1,802)
                                   ---------       ----     ---      -------
    Total qualifying hedges.....         997        221      14       (1,802)
                                   ---------       ----     ---      -------
 NON-QUALIFYING HEDGES
    Interest Rate...............      (3,659)        --      --           --
    Currency....................        (176)        --      --           --
    Currency/Interest Rate......      (1,014)        --       1           --
    Credit......................         (77)        --      --           --
    Equity......................     (31,204)         -       -            -
    Embedded Derivatives........    (105,019)        --      --           --
                                   ---------       ----     ---      -------
    Total non-qualifying hedges.    (141,149)        --       1           --
                                   ---------       ----     ---      -------
    TOTAL.......................   $(140,152)      $221     $15      $(1,802)
                                   =========       ====     ===      =======

(1)Amounts deferred in "Accumulated other comprehensive income (loss)."

                         PRUCO LIFE INSURANCE COMPANY

                                      NINE MONTHS ENDED SEPTEMBER 30, 2012
                                   ------------------------------------------
                                    REALIZED                     ACCUMULATED
                                   INVESTMENT    NET                OTHER
                                     GAINS/   INVESTMENT OTHER  COMPREHENSIVE
                                    (LOSSES)    INCOME   INCOME   INCOME(1)
                                   ---------- ---------- ------ -------------
                                                 (IN THOUSANDS)
   QUALIFYING HEDGES
   CASH FLOW HEDGES
      Currency/Interest Rate...... $   1,001     $492     $67        $76
                                   ---------     ----     ---        ---
      Total qualifying hedges.....     1,001      492      67         76
                                   ---------     ----     ---        ---
   NON-QUALIFYING HEDGES
      Interest Rate...............    24,602       --      --         --
      Currency....................      (161)      --      --         --
      Currency/Interest Rate......      (216)      --      23         --
      Credit......................      (644)      --      --         --
      Equity......................   (61,222)      --      --         --
      Embedded Derivatives........  (117,731)      --      --         --
                                   ---------     ----     ---        ---
      Total non-qualifying hedges.  (155,372)      --      23         --
                                   ---------     ----     ---        ---
      TOTAL....................... $(154,371)    $492     $90        $76
                                   =========     ====     ===        ===

(1)Amounts deferred in "Accumulated other comprehensive income (loss)."

                                     THREE MONTHS ENDED SEPTEMBER 30, 2011
                                   ------------------------------------------
                                    REALIZED                     ACCUMULATED
                                   INVESTMENT    NET                OTHER
                                     GAINS/   INVESTMENT OTHER  COMPREHENSIVE
                                    (LOSSES)    INCOME   INCOME   INCOME(1)
                                   ---------- ---------- ------ -------------
                                                 (IN THOUSANDS)
   QUALIFYING HEDGES
   CASH FLOW HEDGES
      Currency/Interest Rate......  $     --     $44      $39      $3,663
                                    --------     ---      ---      ------
      Total qualifying hedges.....        --      44       39       3,663
                                    --------     ---      ---      ------
   NON-QUALIFYING HEDGES
      Interest Rate...............    70,919      --       --          --
      Currency....................       661      --       --          --
      Currency/Interest Rate......     3,901      --       --          --
      Credit......................       912      --       --          --
      Equity......................    16,497      --       --          --
      Embedded Derivatives........   109,257      --       --          --
                                    --------     ---      ---      ------
      Total non-qualifying hedges.   202,147      --       --          --
                                    --------     ---      ---      ------
      TOTAL.......................  $202,147     $44      $39      $3,663
                                    ========     ===      ===      ======

(1)Amounts deferred in "Accumulated other comprehensive income (loss)."

                         PRUCO LIFE INSURANCE COMPANY

                                    NINE MONTHS ENDED SEPTEMBER 30, 2011
                                 ------------------------------------------
                                  REALIZED                     ACCUMULATED
                                 INVESTMENT    NET                OTHER
                                   GAINS/   INVESTMENT OTHER  COMPREHENSIVE
                                  (LOSSES)    INCOME   INCOME   INCOME(1)
                                 ---------- ---------- ------ -------------
                                               (IN THOUSANDS)
    QUALIFYING HEDGES
    CASH FLOW HEDGES
       Currency/Interest Rate...  $     --     $184     $(57)    $1,055
                                  --------     ----     ----     ------
       Total qualifying hedges..        --      184      (57)     1,055
                                  --------     ----     ----     ------
    NON-QUALIFYING HEDGES
       Interest Rate............    81,333       --       --         --
       Currency.................       259       --       --         --
       Currency/Interest Rate...     1,408       --       --         --
       Credit...................       747       --       --         --
    Equity......................    13,244       --       --         --
    Embedded Derivatives........   127,311       --       --         --
                                  --------     ----     ----     ------
    Total non-qualifying hedges.   224,302       --       --         --
                                  --------     ----     ----     ------
    TOTAL.......................  $224,302     $184     $(57)    $1,055
                                  ========     ====     ====     ======

(1)Amounts deferred in "Accumulated other comprehensive income (loss)."

For the three and nine months ended September 30, 2012, the ineffective portion of derivatives accounted for using hedge accounting was not material to the Company's results of operations and there were no material amounts reclassified into earnings relating to instances in which the Company discontinued cash flow hedge accounting because the forecasted transaction did not occur by the anticipated date or within the additional time period permitted by the authoritative guidance for the accounting for derivatives and hedging.

Presented below is a roll forward of current period cash flow hedges in "Accumulated other comprehensive income (loss)" before taxes:

                                                                                      (in thousands)
                                                                                      --------------
Balance, December 31, 2011...........................................................    $ 2,523
Net deferred gains (losses) on cash flow hedges from January 1 to September 30, 2012.      1,635
Amount reclassified into current period earnings.....................................     (1,559)
                                                                                         -------
Balance, September 30, 2012..........................................................    $ 2,599
                                                                                         =======

As of September 30, 2012 the Company did not have any qualifying cash flow hedges of forecasted transactions other than those related to the variability of the payment or receipt of interest or foreign currency amounts on existing financial instruments. The maximum length of time for which these variable cash flows are hedged is 14 years. Income amounts deferred in "Accumulated other comprehensive income (loss)" as a result of cash flow hedges are included in "Net unrealized investment gains (losses)" in the Unaudited Interim Consolidated Statements of Equity.

CREDIT DERIVATIVES WRITTEN

The Company wrote credit derivatives under which the Company was obligated to pay the counterparty the referenced amount of the contract and receive in return the defaulted security or similar security. The Company's maximum amount at risk under these credit derivatives, assuming the value of the underlying referenced securities become worthless, was $0 million and $58 million notional of credit default swap ("CDS") selling protection with an associated fair value of $0 million, at September 30, 2012 and December 31, 2011, respectively. These credit derivatives generally had maturities of less than 5 years and consisted of corporate securities within the finance industry. At December 31, 2011, the underlying credits had an NAIC designation rating of 1.

The Company holds certain externally managed investments in the European market which contain embedded derivatives whose fair value are primarily driven by changes in credit spreads. These investments are medium term notes that are collateralized by investment portfolios primarily consisting of investment grade European fixed income securities, including corporate bonds and asset-backed securities, and derivatives, as well as varying degrees of leverage. The notes have a stated coupon and provide a return based on the performance of the underlying portfolios and the level of leverage. The Company invests in these notes to earn a coupon through maturity, consistent with its investment purpose for other debt securities. The notes are accounted for under U.S. GAAP as available-for-sale fixed maturity securities with bifurcated embedded derivatives (total return swaps). Changes in the value of the fixed maturity securities are reported in Equity under the heading "Accumulated other comprehensive income" and changes in the market value of the embedded total return swaps are included in current period earnings in "Realized investment gains (losses), net." The Company's maximum exposure to loss from these interests was $63 million and $85 million at September 30, 2012 and December 31, 2011, respectively. The fair value of the embedded derivatives included in "Fixed maturities, available-for-sale" was a liability of $24 million and $35 million at September 30, 2012 and December 31, 2011, respectively.

                         PRUCO LIFE INSURANCE COMPANY

In addition to writing credit protection, the Company has purchased credit protection using credit derivatives in order to hedge specific credit exposures in the Company's investment portfolio. As of September 30, 2012 and December 31, 2011, the Company had $14 million and $15 million of outstanding notional amounts, respectively, reported at fair value as a liability of less than $1 million, respectively.

COUNTERPARTY CREDIT RISK

The Company is exposed to credit-related losses in the event of non-performance by our counterparty to financial derivative transactions. Generally, the credit exposure of the Company's OTC derivative transactions is represented by the contracts with a positive fair value (market value) at the reporting date after taking into consideration the existence of netting agreements.

The Company has credit risk exposure to an affiliate, Prudential Global Funding, LLC or "PGF", related to its OTC derivative transactions. PGF manages credit risk with external counterparties by entering into derivative transactions with highly rated major international financial institutions and other creditworthy counterparties, and by obtaining collateral where appropriate, see Note 8.

Under fair value measurements, the Company incorporates the market's perception of its own and the counterparty's non-performance risk in determining the fair value of the portion of its OTC derivative assets and liabilities that are uncollateralized. Credit spreads are applied to the derivative fair values on a net basis by counterparty. To reflect the Company's own credit spread a proxy based on relevant debt spreads is applied to OTC derivative net liability positions. Similarly, the Company's counterparty's credit spread is applied to OTC derivative net asset positions.

6. COMMITMENTS, CONTINGENT LIABILITIES AND LITIGATION AND REGULATORY MATTERS

COMMITMENTS

The Company has made commitments to fund $39 million of commercial loans as of September 30, 2012. The Company also made commitments to purchase or fund investments, mostly private fixed maturities, of $50 million as of September 30, 2012.

CONTINGENT LIABILITIES

On an ongoing basis, the Company's internal supervisory and control functions review the quality of sales, marketing and other customer interface procedures and practices and may recommend modifications or enhancements. From time to time, this review process results in the discovery of product administration, servicing or other errors, including errors relating to the timing or amount of payments or contract values due to customers. In certain cases, if appropriate, the Company may offer customers remediation and may incur charges, including the costs of such remediation, administrative costs and regulatory fines.

The Company is subject to the laws and regulations of states and other jurisdictions concerning the identification, reporting and escheatment of unclaimed or abandoned funds, and is subject to audit and examination for compliance with these requirements. For additional discussion of these matters, see "Litigation and Regulatory Matters" below.

It is possible that the results of operations or the cash flow of the Company in a particular quarterly or annual period could be materially affected as a result of payments in connection with the matters discussed above or other matters depending, in part, upon the results of operations or cash flow for such period. Management believes, however, that ultimate payments in connection with these matters, after consideration of applicable reserves and rights to indemnification, should not have a material adverse effect on the Company's financial position.

LITIGATION AND REGULATORY MATTERS

The Company is subject to legal and regulatory actions in the ordinary course of its business. Pending legal and regulatory actions include proceedings specific to the Company and proceedings generally applicable to business practices in the industry in which it operates. The Company is subject to class action lawsuits and other litigation involving a variety of issues and allegations involving sales practices, claims payments and procedures, premium charges, policy servicing and breach of fiduciary duty to customers. The Company is also subject to litigation arising out of its general business activities, such as its investments, contracts, leases and labor and employment relationships, including claims of discrimination and harassment, and could be exposed to claims or litigation concerning certain business or process patents. In some of the pending legal and regulatory actions, plaintiffs are seeking large and/or indeterminate amounts, including punitive or exemplary damages. In addition, the Company, along with other participants in the businesses in which it engages, may be subject from time to time to investigations, examinations and inquiries, in some cases industry-wide, concerning issues or matters upon which such regulators have determined to focus. In some of the Company's pending legal and regulatory actions, parties are seeking large and/or indeterminate amounts, including punitive or exemplary damages. The outcome of litigation or a regulatory matter, and the amount or range of potential loss at any particular time, is often inherently uncertain. The following is a summary of certain pending proceedings.

The company establishes accruals for litigation and regulatory matters when it is probable that a loss has been incurred and the amount of that loss can be reasonably estimated. For litigation and regulatory matters where a loss may be reasonably possible, but not probable, or is probable but not

                         PRUCO LIFE INSURANCE COMPANY
reasonably estimable, no accrual is established, but the matter, if material, is disclosed, including matters discussed below. As of September 30, 2012, the aggregate range of reasonably possible losses in excess of accruals established is not currently estimable. The Company reviews relevant information with respect to its litigation and regulatory matters on a quarterly and annual basis and updates its accruals, disclosures and estimates of reasonably possible loss based on such reviews.

In March 2012, a qui tam action on behalf of the State of Minnesota, Total Asset Recovery v. MetLife Inc., et al., Prudential Financial Inc., The Prudential Insurance Company of America and Prudential Holdings, Inc., filed in the Fourth Judicial District, Hennepin County, in the State of Minnesota was served on the Company. The complaint alleges that the Company failed to escheat life insurance proceeds to the State of Minnesota in violation of the Minnesota False Claims Act and seeks injunctive relief, compensatory damages, civil penalties, treble damages, prejudgment interest, attorneys' fees and costs. In June 2012, the company filed a motion to dismiss the complaint.

In January 2012, a qui tam action on behalf of the State of Illinois, Total Asset Recovery Services v. Met Life Inc, et al., Prudential Financial, Inc., The Prudential Insurance Company of America, and Prudential Holdings, LLC, filed in the Circuit Court of Cook County, Illinois, was served on the Company. The complaint alleges that the Company failed to escheat life insurance proceeds to the State of Illinois in violation of the Illinois False Claims Whistleblower Reward and Protection Act and seeks injunctive relief, compensatory damages, civil penalties, treble damages, prejudgment interest, attorneys' fees and costs. In April, 2012, the Company filed a motion to dismiss the complaint. In September 2012, the complaint was withdrawn without prejudice.

In October 2012, the State of West Virginia, through its State Treasurer, filed a lawsuit, State of West Virginia ex. Rel. John D. Perdue v. PRUCO Life Insurance Company, in the Circuit Court of Putnam County, West Virginia. The complaint alleges violations of the West Virginia Uniform Unclaimed Property Fund Act by failing to properly identify and report all unclaimed insurance policy proceeds which should either be paid to beneficiaries or escheated to West Virginia. The complaint seeks to examine the records of Prudential Insurance to determine compliance with the West Virginia Uniform Unclaimed Property Fund Act, and to assess penalties and costs in an undetermined amount.

In January 2012, a Global Resolution Agreement entered into by the Company and a third party auditor became effective upon its acceptance by the unclaimed property departments of 20 states and jurisdictions. Under the terms of the Global Resolution Agreement, the third party auditor acting on behalf of the signatory states will compare expanded matching criteria to the Social Security Master Death File ("SSMDF") to identify deceased insureds and contract holders where a valid claim has not been made. In February 2012, a Regulatory Settlement Agreement entered into by the Company to resolve a multi-state market conduct examination regarding its adherence to state claim settlement practices became effective upon its acceptance by the insurance departments of 20 states and jurisdictions. The Regulatory Settlement Agreement applies prospectively and requires the Company to adopt and implement additional procedures comparing its records to the SSMDF to identify unclaimed death benefits and prescribes procedures for identifying and locating beneficiaries once deaths are identified. Other jurisdictions that are not signatories to the Regulatory Settlement Agreement are considering proposals that would apply prospectively and require life insurance companies to take additional steps to identify unreported deceased policy and contract holders. These prospective changes and any escheatable property identified as a result of the audits and inquiries could result in: (1) additional payments of previously unclaimed death benefits; (2) the payment of abandoned funds to U.S. jurisdictions; and
(3) changes in the Company's practices and procedures for the identification of escheatable funds and beneficiaries, which would impact claim payments and reserves, among other consequences.

The Company is one of several companies subpoenaed by the New York Attorney General regarding its unclaimed property procedures. Additionally, the New York Department of Financial Services ("NYDFS") has requested that 172 life insurers (including the Company) provide data to the NYDFS regarding use of the SSMDF. The New York Office of Unclaimed Funds recently notified the Company that it intends to conduct an audit of the Company's compliance with New York's unclaimed property laws. The Minnesota Attorney General has also requested information regarding the Company's use of the SSMDF and its claim handling procedures and the Company is one of several companies subpoenaed by the Minnesota Department of Commerce, Insurance Division. In February 2012, the Massachusetts Office of the Attorney General requested information regarding the Company's unclaimed property procedures.

In December 2010, a purported state-wide class action complaint, Phillips v. Prudential Financial, Inc., was filed in the Circuit Court of the First Judicial Circuit, Williamson County, Illinois. The complaint makes claims of breach of contract, breaches of fiduciary duty, and violation of Illinois law on behalf of a class of Illinois residents whose death benefits were settled by retained assets accounts and seeks damages and disgorgement of profits. In January 2011, the case was removed to the United States District Court for the Southern District of Illinois. In March 2011, the complaint was amended to drop Prudential Financial as a defendant and add the Company as a defendant. The matter is now captioned Phillips v. Prudential Insurance and Pruco Life Insurance Company. In April 2011, a motion to dismiss the amended complaint was filed. In November 2011, the complaint was dismissed and the dismissal appealed in December 2011.

In July 2010, the Company, along with other life insurance industry participants, received a formal request for information from the State of New York Attorney General's Office in connection with its investigation into industry practices relating to the use of retained asset accounts. In August 2010, the Company received a similar request for information from the State of Connecticut Attorney General's Office. The Company is cooperating with these investigations. The Company has also been contacted by state insurance regulators and other governmental entities, including the U.S. Department of Veterans Affairs and Congressional committees regarding retained asset accounts. These matters may result in additional investigations, information requests, claims, hearings, litigation, adverse publicity and potential changes to business practices.

The Company's litigation and regulatory matters are subject to many uncertainties, and given their complexity and scope, their outcome cannot be predicted. It is possible that the Company's results of operations or cash flow in a particular quarterly or annual period could be materially affected by an ultimate unfavorable resolution of pending litigation and regulatory matters depending, in part, upon the results of operations or cash flow for

                         PRUCO LIFE INSURANCE COMPANY
such period. In light of the unpredictability of the Company's litigation and regulatory matters, it is also possible that in certain cases an ultimate unfavorable resolution of one or more pending litigation or regulatory matters could have a material adverse effect on the Company's financial position. Management believes, however, that, based on information currently known to it, the ultimate outcome of all pending litigation and regulatory matters, after consideration of applicable reserves and rights to indemnification, is not likely to have a material adverse effect on the Company's financial position.

7. REINSURANCE

The Company participates in reinsurance with its affiliates Prudential Insurance, Prudential Life Insurance Company of Taiwan Inc., or "Prudential of Taiwan", Prudential Arizona Reinsurance Captive Company, or "PARCC", Universal Prudential Arizona Reinsurance Company, or "UPARC", Prudential Arizona Reinsurance Universal Company, or "PAR U", Pruco Re, Prudential Arizona Reinsurance III Company, or "PAR III", and Prudential Arizona Reinsurance Term Company, or "PAR TERM", in order to provide risk diversification, additional capacity for future growth and limit the maximum net loss potential. Life reinsurance is accomplished through various plans of reinsurance, primarily yearly renewable term and coinsurance. Reinsurance ceded arrangements do not discharge the Company as the primary insurer. Ceded balances would represent a liability of the Company in the event the reinsurers were unable to meet their obligations to the Company under the terms of the reinsurance agreements. The Company believes a material reinsurance liability resulting from such inability of reinsurers to meet their obligations is unlikely.

The Company has entered into various reinsurance agreements with an affiliate, Pruco Re, to reinsure its living benefit features sold on certain of its annuities as part of its risk management and capital management strategies. For additional details on these agreements, see Note 8.

Reinsurance premiums, commissions, expense reimbursements, benefits and reserves related to reinsured long-duration contracts are accounted for using assumptions consistent with those used to account for the underlying contracts. Amounts recoverable from reinsurers, for long duration reinsurance arrangements, are estimated in a manner consistent with the claim liabilities and policy benefits associated with the reinsured policies. The affiliated reinsurance agreements are described further in Note 8.

Reinsurance amounts included in the Company's Unaudited Interim Consolidated Statements of Operations and Comprehensive Income (Loss) for the three and nine months ended September 30, 2012 and 2011 are as follows:

                                                                    THREE MONTHS ENDED      NINE MONTHS ENDED
                                                                      SEPTEMBER 30,           SEPTEMBER 30,
                                                                  ---------------------  ----------------------
                                                                     2012       2011        2012        2011
                                                                  ---------  ----------  ----------  ----------
                                                                                  (IN THOUSANDS)
Premiums......................................................... $ 303,993  $  284,368  $  882,716  $  836,290
Reinsurance ceded................................................  (286,915)   (268,239)   (834,378)   (786,604)
                                                                  ---------  ----------  ----------  ----------
   Premiums...................................................... $  17,078  $   16,129  $   48,338  $   49,686
                                                                  =========  ==========  ==========  ==========
Direct policy charges and fees................................... $ 615,502  $  320,361  $1,501,680  $1,046,372
Reinsurance ceded................................................  (182,585)    (75,542)   (396,777)   (225,385)
                                                                  ---------  ----------  ----------  ----------
   Policy charges and fees....................................... $ 432,917  $  244,819  $1,104,903  $  820,987
                                                                  =========  ==========  ==========  ==========
Policyholders' benefits ceded.................................... $ 171,917  $  198,156  $  625,630  $  567,112
Realized capital gains (losses) net, associated with derivatives. $ 292,455  $1,600,752  $  252,027  $1,354,597

Reinsurance premiums ceded for interest-sensitive life products are accounted for as a reduction of policy charges and fee income. Reinsurance premiums ceded for term insurance products are accounted for as a reduction of premiums.

Realized investment gains and losses include the impact of reinsurance agreements that are accounted for as embedded derivatives. Changes in the fair value of the embedded derivatives are recognized through "Realized investment gains (losses)." The Company has entered into reinsurance agreements to transfer the risk related to certain living benefit options on variable annuities to Pruco Re. The Company also entered into an agreement with UPARC (See Note 8) to reinsure a portion of the no-lapse guarantee provision on certain universal life products. These reinsurance agreements are derivatives and have been accounted for in the same manner as an embedded derivative. See
Note 5 for additional information related to the accounting for embedded derivatives.

                         PRUCO LIFE INSURANCE COMPANY

Reinsurance recoverables included in the Company's Unaudited Interim Consolidated Statements of Financial Position as of September 30, 2012 and December 31, 2011 were as follows:

                                                SEPTEMBER 30, DECEMBER 31,
                                                    2012          2011
                                                ------------- ------------
                                                      (IN THOUSANDS)
      Domestic life insurance-affiliated.......  $4,407,120    $3,876,626
      Domestic individual annuities-affiliated.   1,451,839       869,159
      Domestic life insurance-unaffiliated.....       5,484          (658)
      Taiwan life insurance-affiliated.........   1,084,165       983,989
                                                 ----------    ----------
                                                 $6,948,608    $5,729,116
                                                 ==========    ==========

Substantially all reinsurance contracts are with affiliates as of September 30, 2012 and December 31, 2011. These contracts are described further in Note 8.

The gross and net amounts of life insurance face amount in force as of September 30, 2012 and 2011 were as follows:

                                               SEPTEMBER 30,  SEPTEMBER 30,
                                                   2012           2011
                                               -------------  -------------
                                                      (IN THOUSANDS)
    Gross life insurance face amount in force. $ 599,133,554  $ 561,997,354
    Reinsurance ceded.........................  (543,199,086)  (510,779,360)
                                               -------------  -------------
    Net life insurance face amount in force... $  55,934,468  $  51,217,994
                                               =============  =============

8. RELATED PARTY TRANSACTIONS

The Company has extensive transactions and relationships with Prudential Insurance and other affiliates. Although we seek to ensure that these transactions and relationships are fair and reasonable, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

EXPENSE CHARGES AND ALLOCATIONS

Many of the Company's expenses are allocations or charges from Prudential Insurance or other affiliates. These expenses can be grouped into general and administrative expenses and agency distribution expenses.

The Company's general and administrative expenses are charged to the Company using allocation methodologies based on business production processes. Management believes that the methodology is reasonable and reflects costs incurred by Prudential Insurance to process transactions on behalf of the Company. The Company operates under service and lease agreements whereby services of officers and employees, supplies, use of equipment and office space are provided by Prudential Insurance. The Company reviews its allocation methodology periodically which it may adjust accordingly. General and administrative expenses also include allocations of stock compensation expenses related to a stock option program and a deferred compensation program issued by Prudential Financial. The expense charged to the Company for the stock option program was less than $1 million for the third quarter of 2012 and 2011, and less than $1 million for the nine months ended September 30, 2012 and 2011. The expense charged to the Company for the deferred compensation program was $2 million and $1 million for the third quarter of 2012 and 2011, respectively, and $5 million and $5 million for the nine months ended September 30, 2012 and 2011, respectively.

The Company is charged for its share of employee benefits expenses. These expenses include costs for funded and non-funded contributory and non-contributory defined benefit pension plans. Some of these benefits are based on final group earnings and length of service while others are based on an account balance, which takes into consideration age, service and earnings during career. The Company's share of net expense for the pension plans was $4 million and $5 million for the third quarter of 2012 and 2011, respectively, and $13 million and $13 million for the nine months ended September 30, 2012 and 2011, respectively.

Prudential Insurance sponsors voluntary savings plans for its employees (401(k) plans). The plans provide for salary reduction contributions by employees and matching contributions by the Company of up to 4% of annual salary. The Company's expense for its share of the voluntary savings plan was $2 million in the third quarter of 2012 and 2011, and $6 million for the nine months ended September 30, 2012 and 2011.

The Company is charged distribution expenses from Prudential Insurance's agency network for both its domestic life and annuity products through a transfer pricing agreement, which is intended to reflect a market based pricing arrangement.

CORPORATE OWNED LIFE INSURANCE

The Company has sold four Corporate Owned Life Insurance or, "COLI," policies to Prudential Insurance, and one to Prudential Financial. The cash surrender value included in separate accounts for these COLI policies was $2,332 million at September 30, 2012 and $2,134 million at December 31, 2011. Fees related to these COLI policies were $9 million and $8 million for the third quarter of 2012 and 2011, respectively, and $26 million and $24 million for the first nine months of 2012 and 2011, respectively. The Company retains the majority of the mortality risk associated with these COLI policies.

                         PRUCO LIFE INSURANCE COMPANY

REINSURANCE WITH AFFILIATES

UPARC

Through June 30, 2011 the Company, excluding its subsidiaries, reinsured its universal protector policies having no-lapse guarantees with an affiliated company, UPARC. UPARC reinsured an amount equal to 90% of the net amount at risk related to the first $1 million in face amount plus 100% of the net amount at risk related to the face amount in excess of $1 million as well as 100% of the risk of uncollectible policy charges and fees associated with the no-lapse guarantee provision of these policies.

Effective July 1, 2011, the agreement between the Company and UPARC to reinsure its universal protector policies having no-lapse guarantees was amended for policies with effective dates prior to January 1, 2011. Under the amended agreement, UPARC reinsures an amount equal to 27% of the net amount at risk related to the first $1 million in face amount plus 30% of the net amount at risk related to the face amount in excess of $1 million as well as 30% of the risk of uncollectible policy charges and fees associated with the no-lapse guarantee provision of these policies. Policies with effective dates January 1, 2011 or later are reinsured with UPARC under the terms described in the previous paragraph. The settlement of the recapture premium occurred on October 31, 2011. As a result, the recapture premium was treated as if settled on the effective date and adjusted for the time elapsed between this date and the settlement date. This adjustment was equal to the earned interest and changes in market values from the effective date through settlement date related to fixed maturity securities from an asset portfolio within UPARC. The Company is not relieved of its primary obligation to the policyholder as a result of these reinsurance transactions. The affiliated asset transfers which occurred in settlement of the recapture premium are described below under "Affiliated Asset Transfers."

Reinsurance amounts included in the Company's Unaudited Interim Consolidated Statements of Financial Position at September 30, 2012 and December 31, 2011 were as follows:

                                                SEPTEMBER 30, DECEMBER 31,
                                                    2012          2011
                                                ------------- ------------
                                                      (IN THOUSANDS)
      Reinsurance recoverables.................    $26,311      $21,474
      Other liabilities (reinsurance payables).      5,017        4,247

Reinsurance amounts included in the Company's Unaudited Interim Consolidated Statements of Operations and Comprehensive Income (Loss) in the three and nine months ended September 30, 2012 and 2011 are as follows:

                                         THREE MONTHS ENDED NINE MONTHS ENDED
                                           SEPTEMBER 30,      SEPTEMBER 30,
                                         -----------------  -----------------
                                           2012     2011      2012      2011
                                         -------  --------  --------  -------
                                                    (IN THOUSANDS)
 Policy charges and fee income.......... $(8,868) $ 27,267  $(27,136) (13,894)
 Policyholders' benefits................   6,198   (24,985)   19,366    8,743
 Realized investment gains (losses) net.  (5,099)  350,593   (12,137) 343,292

PAR U

Effective July 1, 2011, the Company, excluding its subsidiaries, entered into an automatic coinsurance agreement with PAR U, an affiliated company, to reinsure an amount equal to 70% of all the risks associated with its universal protector policies having no lapse guarantees as well as its universal plus policies, with effective dates prior to January 1, 2011. The Company is not relieved of its primary obligation to the policyholder as a result of this agreement. Under this agreement, an initial reinsurance premium of $2,447 million less a ceding allowance of $1,439 million, was paid to PAR U. Consideration for the amount due to PAR U was transferred on October 31, 2011 and was treated as if settled on the effective date of the coinsurance agreement. The time elapsed between the effective date and the settlement date resulted in a derivative equal to the earned interest and changes in market values from the effective date through settlement date related to fixed maturity securities from both an asset portfolio within the Company, as well as an asset portfolio within UPARC. The affiliated asset transfers which occurred in settlement of the initial reinsurance premium are described below under "Affiliated Asset Transfers."

Effective July 1, 2012, the Company's wholly owned subsidiary, PLNJ, entered into an automatic coinsurance agreement with PAR U, an affiliated company, to reinsure an amount equal to 95% of all the risks associated with its universal protector and universal plus policies. PLNJ is not relieved of its primary obligation to the policyholder as a result of this agreement. Under this agreement, an initial reinsurance premium of $359 million less a ceding allowance of $194 million, was paid to PAR U. Consideration for the amount due to PAR U was transferred on September 28, 2012 and was treated as if settled on the effective date of the coinsurance agreement. The time elapsed between the effective date and the settlement date resulted in a derivative equal to the earned interest and changes in market values from the effective date through settlement date related to fixed maturity and commercial mortgage securities from an asset portfolio within the PLNJ. The affiliated asset transfers which occurred in settlement of the initial reinsurance premium are described under "Affiliated Asset Transfers."

                         PRUCO LIFE INSURANCE COMPANY

Reinsurance amounts included in the Company's Unaudited Interim Consolidated Statements of Financial Position at September 30, 2012 and December 31, 2011 were as follows:

                                                  SEPTEMBER 30, DECEMBER 31,
                                                      2012          2011
                                                  ------------- ------------
                                                        (IN THOUSANDS)
    Reinsurance recoverables.....................  $1,561,160    $1,356,705
    Policy loans.................................     (54,192)      (36,556)
    Deferred policy acquisition costs............     (16,091)     (127,726)
    Other liabilities (reinsurance payables) (1).     168,608       153,688

(1)Includes the unamortized portion of the deferred gain arising from the coinsurance agreement between the Company, excluding its subsidiaries, and PAR U of $109 million and $132 million as of September 30, 2012 and December 31, 2011, respectively and the unamortized portion of the deferred gain arising from the coinsurance agreement between the Company's wholly owned subsidiary, PLNJ, and PAR U of $22 million as of September 30, 2012.

Reinsurance amounts included in the Company's Unaudited Interim Consolidated Statements of Operations and Comprehensive Income (Loss) in the three and nine months ended September 30, 2012 and 2011 are as follows:

                                                                         THREE MONTHS ENDED   NINE MONTHS ENDED
                                                                           SEPTEMBER 30,        SEPTEMBER 30,
                                                                        -------------------  -------------------
                                                                           2012      2011       2012      2011
                                                                        ---------  --------  ---------  --------
                                                                           (IN THOUSANDS)
Policy charges and fee income.......................................... $(123,630) $(57,369) $(214,709) $(57,369)
Net investment income..................................................      (378)     (239)      (956)     (239)
Other income...........................................................    15,853        --     23,883        --
Interest credited to policyholders' account balance....................    13,906    11,747     37,479    11,747
Policyholders' benefits................................................    34,173    44,212     79,435    44,212
Reinsurance expense allowances, net of capitalization and amortization.    76,865     8,558    101,946     8,558

PARCC

The Company reinsures 90% of the risk under its term life insurance policies, with effective dates prior to January 1, 2010, exclusive of My Term, Return of Premium Term Life, or "ROP Term Life", issued through its life insurance subsidiary, and those reinsured by PAR III (see below) through an automatic coinsurance agreement with PARCC. Effective July 1, 2012, the agreement between the Company, excluding its subsidiaries, and PARCC was amended to include reinsurance of 90% of the risk under its ROP term life insurance policies with effective dates in 2009 which were previously reinsured with PAR III, as discussed below. The Company is not relieved of its primary obligation to the policyholder as a result of this agreement.

Reinsurance amounts included in the Company's Unaudited Interim Consolidated Statements of Financial Position at September 30, 2012 and December 31, 2011 were as follows:

                                                SEPTEMBER 30, DECEMBER 31,
                                                    2012          2011
                                                ------------- ------------
                                                      (IN THOUSANDS)
      Reinsurance recoverables.................  $2,222,056    $2,063,795
      Deferred policy acquisition costs........    (600,243)     (624,214)
      Other liabilities (reinsurance payables).      54,525        55,106

                         PRUCO LIFE INSURANCE COMPANY

Reinsurance amounts included in the Company's Unaudited Interim Consolidated Statements of Operations and Comprehensive Income (Loss) in the three and nine months ended September 30, 2012 and 2011 are as follows:

                                                                         THREE MONTHS ENDED     NINE MONTHS ENDED
                                                                            SEPTEMBER 30,         SEPTEMBER 30,
                                                                        --------------------  --------------------
                                                                           2012       2011       2012       2011
                                                                        ---------  ---------  ---------  ---------
                                                                                      (IN THOUSANDS)
Premiums............................................................... $(172,820) $(183,587) $(517,430) $(549,491)
Policyholders' benefits................................................   128,778    144,842    457,087    477,812
Reinsurance expense allowances, net of capitalization and amortization.    30,834     37,032    101,024    106,040

PAR TERM

The Company reinsures 95% of the risk under its term life insurance policies with effective dates on or after January 1, 2010, exclusive of My Term, through an automatic coinsurance agreement with PAR TERM. The Company is not relieved of its primary obligation to the policyholder as a result of this agreement.

Amounts included in the Company's Unaudited Interim Consolidated Statements of Financial Position at September 30, 2012 and December 31, 2011 were as follows:

                                                SEPTEMBER 30, DECEMBER 31,
                                                    2012          2011
                                                ------------- ------------
                                                      (IN THOUSANDS)
      Reinsurance recoverables.................   $ 418,784    $ 247,799
      Deferred policy acquisition costs........    (443,046)    (307,529)
      Other liabilities (reinsurance payables).      30,433       24,428

Reinsurance amounts included in the Company's Unaudited Interim Consolidated Statements of Operations and Comprehensive Income (Loss) in the three and nine months ended September 30, 2012 and 2011 are as follows:

                                                                        THREE MONTHS ENDED    NINE MONTHS ENDED
                                                                           SEPTEMBER 30,        SEPTEMBER 30,
                                                                        ------------------  --------------------
                                                                          2012      2011       2012       2011
                                                                        --------  --------  ---------  ---------
                                                                                     (IN THOUSANDS)
Premiums............................................................... $(95,372) $(62,694) $(273,433) $(171,764)
Policyholders' benefits................................................   73,901    45,651    223,539    120,296
Reinsurance expense allowances, net of capitalization and amortization.   20,063    13,451     54,986     30,181

PAR III

Through June 30, 2012 the Company, excluding its subsidiaries, reinsured 90% of the risk under its ROP term life insurance policies with effective dates in 2009 through an automatic coinsurance agreement with PAR III. Effective July 1, 2012, business reinsured under this automatic coinsurance agreement was recaptured and subsequently reinsured with PARCC, as discussed above.

Reinsurance amounts included in the Company's Unaudited Interim Consolidated Statements of Financial Position at September 30, 2012 and December 31, 2011 were as follows:

                                                SEPTEMBER 30, DECEMBER 31,
                                                    2012          2011
                                                ------------- ------------
                                                      (IN THOUSANDS)
      Reinsurance recoverables.................      $--        $ 7,510
      Deferred policy acquisition costs........       --         (4,165)
      Other liabilities (reinsurance payables).       --            247

Reinsurance amounts included in the Company's Unaudited Interim Consolidated Statements of Operations and Comprehensive Income (Loss) in the three and nine months ended September 30, 2012 and 2011 are as follows:

                                                                        THREE MONTHS ENDED NINE MONTHS ENDED
                                                                         SEPTEMBER 30,       SEPTEMBER 30,
                                                                        -----------------  ----------------
                                                                          2012      2011     2012     2011
                                                                         -------   -----   -------  -------
                                                                                 (IN THOUSANDS)
Premiums............................................................... $ 3,064    $(873)  $ 1,622  $(2,378)
Policyholders' benefits................................................  (7,147)     582    (5,804)   1,687
Reinsurance expense allowances, net of capitalization and amortization.   4,091      274     4,579      705

                         PRUCO LIFE INSURANCE COMPANY

PRUDENTIAL INSURANCE

The Company has a yearly renewable term reinsurance agreement with Prudential Insurance and reinsures the majority of all mortality risks not otherwise reinsured. Effective July 1, 2011, the Company recaptured a portion of this reinsurance agreement related to its universal policies having effective dates prior to January 1, 2011. The Company now reinsures these risks with PAR U as discussed above. Effective July 1, 2012 the Company's wholly owned subsidiary, PLNJ, recaptured a portion of this agreement related to its universal life policies and now reinsures these risks with PAR U as discussed above. The Company is not relieved of its primary obligation to the policyholder as a result of these agreements.

Reinsurance amounts included in the Company's Unaudited Interim Consolidated Statements of Financial Position at September 30, 2012 and December 31, 2011 were as follows:

                                                SEPTEMBER 30, DECEMBER 31,
                                                    2012          2011
                                                ------------- ------------
                                                      (IN THOUSANDS)
      Reinsurance recoverables.................   $172,411      $172,542
      Other liabilities (reinsurance payables).     17,536        21,266

Reinsurance amounts included in the Company's Unaudited Interim Consolidated Statements of Operations and Comprehensive Income (Loss) in the three and nine months ended September 30, 2012 and 2011 are as follows:

                                   THREE MONTHS ENDED    NINE MONTHS ENDED
                                      SEPTEMBER 30,        SEPTEMBER 30,
                                   ------------------  --------------------
                                     2012      2011       2012       2011
                                   --------  --------  ---------  ---------
    Premiums...................... $ (4,001) $ (3,557) $ (11,028) $ (10,214)
    Policy charges and fee income.  (47,393)  (43,057)  (152,169)  (151,711)
    Policyholders' benefits.......   46,650    57,020    174,947    170,364

The Company has reinsured a group annuity contract with Prudential Insurance, in consideration for a single premium payment by the Company, providing reinsurance equal to 100% of all payments due under the contract. The Company is not relieved of its primary obligation to the policyholders as a result of this agreement.

Reinsurance amounts included in the Company's Unaudited Interim Consolidated Statements of Financial Position at September 30, 2012 and December 31, 2011 were as follows:

                                        SEPTEMBER 30, DECEMBER 31,
                                            2012          2011
                                        ------------- ------------
                                              (IN THOUSANDS)
              Reinsurance recoverables.    $6,398        $6,800

Reinsurance amounts included in the Company's Unaudited Interim Consolidated Statements of Operations and Comprehensive Income (Loss) in the three and nine months ended September 30, 2012 and 2011 are as follows:

                                         THREE MONTHS   NINE MONTHS
                                           ENDED           ENDED
                                         SEPTEMBER 30, SEPTEMBER 30,
                                         ------------- -------------
                                         2012   2011    2012   2011
                                         ----   ----   ------ ------
                                             (IN THOUSANDS)
                Policyholders' benefits. $337   $361   $1,026 $1,093

PRUCO RE

The Company uses reinsurance as part of its risk management and capital management strategies for certain of its optional living benefit features. The following table provides information relating to fees ceded to Pruco Re under these agreements which are included in "Realized investment (losses) gains, net" on the Unaudited Interim Consolidated Statement of Operations and Comprehensive Income for the dates indicated.

                         PRUCO LIFE INSURANCE COMPANY

                                                                     THREE MONTHS ENDED NINE MONTHS ENDED
                                                                      SEPTEMBER 30,       SEPTEMBER 30,
                                                                     ------------------ -----------------
                                                                       2012     2011      2012     2011
                                                                     --------  -------  -------- --------
                                                                               (IN THOUSANDS)
PRUCO REINSURANCE
   EFFECTIVE AUGUST 20, 2012........................................
       Highest Daily Lifetime Income 2.0 ("HDI2.0").................       --       --        --       --
       Spousal Highest Daily Lifetime Income 2.0 ("SHDI2.0")........       --       --        --       --
   EFFECTIVE JANUARY 24, 2011.......................................
       Highest Daily Lifetime Income ("HDI") (1).................... $ 34,200  $ 7,248  $ 81,370 $  9,582
       Spousal Highest Daily Lifetime Income ("SHDI") (1)...........   13,920    2,936    32,828    3,862
   EFFECTIVE BEGINNING AUGUST 24, 2009..............................
       Highest Daily Lifetime 6 Plus ("HD6+") (1)...................   34,463   29,561   102,226   81,936
       Spousal Highest Daily Lifetime 6 Plus ("SHD6+") (1)..........   16,411   14,194    48,620   38,815
   EFFECTIVE JUNE 30, 2009..........................................
       Highest Daily Lifetime 7 Plus ("HD7+").......................    4,607    4,249    13,545   12,672
       Spousal Highest Daily Lifetime 7 Plus ("SHD7+")..............    2,477    2,248     7,255    6,653
   EFFECTIVE JANUARY 28, 2008.......................................
       Highest Daily Lifetime 7 ("HD7").............................    2,865    2,771     8,536    8,221
       Spousal Highest Daily Lifetime 7 ("SHD7")....................      702      670     2,086    1,984
   EFFECTIVE MARCH 15, 2010.........................................
       Guaranteed Return Option Plus II ("GRO+ II").................      962      952     2,867    2,670
   EFFECTIVE JANUARY 28, 2008.......................................
       Highest Daily Guaranteed Return Option (" HD GRO")...........      154      153       464      457
       Highest Daily Guaranteed Return Option II ("HD GRO II" ).....      782      758     2,326    2,145
   EFFECTIVE SINCE 2006.............................................
       Highest Daily Lifetime Five ("HDLT5")........................    1,115    1,160     3,372    3,550
       Spousal Lifetime Five ("SLT5")...............................      577      588     1,743    1,834
   EFFECTIVE SINCE 2005.............................................
       Lifetime Five ("LT5") (2)....................................    3,696    3,779    11,183   11,841
                                                                     --------  -------  -------- --------
TOTAL PRUCO REINSURANCE............................................. $116,931  $71,267  $318,421 $186,222
                                                                     --------  -------  -------- --------

(1)Effective October 1, 2011, PLNJ entered into a coinsurance agreement with Pruco Re providing for the 100% reinsurance of this rider.
(2)Effective August 1, 2007, the Company amended this coinsurance agreement to include the reinsurance of business sold prior to May 6, 2005 that was previously reinsured to Prudential Insurance.

The Company's reinsurance recoverables related to the above product reinsurance agreements were $1,452 million and $869 million as of September 30, 2012 and December 31, 2011, respectively. Realized gains (losses) ceded were $298 million and $1,312 million for the third quarter of 2012 and 2011, respectively; and $264 million and $1,073 million for the first nine months of 2012 and 2011, respectively. Changes in realized gains (losses) for the third quarter of 2012 and 2011 were primarily due to changes in market conditions in the period. The asset is reflected in "Reinsurance recoverables" in the Company's Unaudited Interim Consolidated Statements of Financial Position.

TAIWAN BRANCH REINSURANCE AGREEMENT

On January 31, 2001, the Company transferred all of its assets and liabilities associated with its Taiwan branch, including its Taiwan insurance book of business, to an affiliate, Prudential of Taiwan.

The mechanism used to transfer this block of business in Taiwan is referred to as a "full acquisition and assumption" transaction. Under this mechanism, the Company is jointly liable with Prudential of Taiwan for two years from the giving of notice to all obligees for all matured obligations and for two years after the maturity date of not-yet-matured obligations. Prudential of Taiwan is also contractually liable, under indemnification provisions of the transaction, for any liabilities that may be asserted against the Company.

The transfer of the insurance related assets and liabilities was accounted for as a long-duration coinsurance transaction under accounting principles generally accepted in the United States. Under this accounting treatment, the insurance related liabilities remain on the books of the Company and an offsetting reinsurance recoverable is established. These assets and liabilities are denominated in US dollars.

Affiliated premiums ceded from the Taiwan coinsurance agreement were $17 million and $18 million for the third quarter of 2012 and 2011, respectively; and $51 million and $53 million for the first nine months of 2012 and 2011, respectively. Affiliated benefits ceded were $6 million and $5 million in the third quarter of 2012 and 2011, respectively, and $19 million and $16 million for the first nine months of 2012 and 2011, respectively.

Reinsurance recoverables related to the Taiwan coinsurance agreement were $1,084 million and $984 million at September 30, 2012 and December 31, 2011, respectively.

                         PRUCO LIFE INSURANCE COMPANY

DEFERRED POLICY ACQUISITION COSTS CEDED TO TERM REINSURANCE AFFILIATES

In 2009 when implementing a revision to the reinsurance treaties with PARCC, PAR TERM and PAR III, modifications were made affecting premiums. The related impact on the deferral of ceded reinsurance expense allowance did not reflect this change resulting in the understatement of deferred reinsurance expense allowances. During second quarter 2011, the Company recorded the correction, charging $13 million to net DAC amortization which represented the cumulative impact of this change. These adjustments are not material to any previously reported quarterly or annual financial statements.

AFFILIATED ASSET ADMINISTRATION FEE INCOME

The Company participates in a revenue sharing agreement with AST Investment Services, Inc., formerly known as American Skandia Investment Services, Inc, whereby the Company receives fee income calculated on contractholder separate account balances invested in the Advanced Series Trust, formerly known as American Skandia Trust. Income received from AST Investment Services, Inc. related to this agreement was $59 million and $41 million for the three months ended September 30, 2012 and 2011, respectively, and $161 million and $110 million for the nine months ended September 30, 2012 and 2011, respectively. These revenues are recorded as "Asset administration fees" in the Unaudited Interim Consolidated Statements of Operations and Comprehensive Income (Loss).

The Company participates in a revenue sharing agreement with Prudential Investments LLC, whereby the Company receives fee income from policyholders' account balances invested in The Prudential Series Fund ("PSF"). Income received from Prudential Investments LLC, related to this agreement was $3 million for both the three months ended September 30, 2012 and 2011, and $8 million and $8 million for the nine months ended September 30, 2012 and 2011, respectively. These revenues are recorded as "Asset administration fees" in the Unaudited Interim Consolidated Statements of Operations and Comprehensive Income (Loss).

AFFILIATED ASSET TRANSFERS

The Company buys and sells assets to and from affiliated companies.

In December 2010, the Company purchased fixed maturity securities from affiliated companies, Prudential Annuities Life Assurance Corporation ("PALAC") and Pruco Re. The securities were purchased from PALAC, at a fair market value of $292 million, and were recorded net of OCI at an amortized cost of $257 million. The securities were purchased from Pruco Re, at a fair market value of $81 million, and were recorded net of OCI at an amortized cost of $76 million. The difference between fair market value and book value of these transfers was accounted for as a net decrease of $40 million to additional paid-in capital in 2010. During first quarter 2011, the Company recorded an out of period adjustment that reclassified the $40 million difference between book value and fair market value from additional paid-in capital to retained earnings. As part of this adjustment, a $14 million reduction to the deferred tax liability was recorded with an offset also reflected in retained earnings to record the tax effect of this activity. These adjustments were not material to any previously reported quarterly or annual financial statements.

In October 2011, the Company received fixed maturity securities from UPARC, an affiliated company, as consideration for the recapture of previously ceded business. The fair market value of the assets transferred to the Company was $350 million. The time elapsed between the effective date and the settlement date of the coinsurance agreement with PAR U resulted in a derivative gain of $37 million reflecting changes in market values of the consideration from the effective date through settlement date.

In October 2011, the Company transferred fixed maturity securities to PAR U, an affiliated company, as consideration for the coinsurance agreement with this affiliate. These securities had an amortized cost of $943 million and a fair market value of $1,006 million. The net difference between amortized cost and the fair value was $63 million and was recorded as a realized investment gain on the Company's financial statements. The time elapsed between the effective date and the settlement date of the coinsurance agreement with PAR U resulted in a derivative loss of $61 million reflecting changes in market values of the consideration from the effective date through settlement date.

In October 2011, the Company sold fixed maturity securities to PAR U, an affiliated company. These securities had an amortized cost of $84 million and a fair market value of $92 million. The net difference between amortized cost and fair market value was $8 million and was accounted for as a realized investment gain on the Company's financial statements.

In November 2011, the Company sold fixed maturity securities to its ultimate parent company, Prudential Financial, Inc. These securities had an amortized cost of $41 million and a fair market value of $45 million. The difference between amortized cost and fair market was accounted for as an increase of $3 million to additional paid-in capital, net of taxes in 2011.

In December 2011, the Company sold commercial loans to its parent company, Prudential Insurance. These loans had an amortized cost of $19 million and a fair market value of $21 million. The difference between amortized cost and fair market value was accounted for as an increase of $1 million to additional paid-in capital, net of taxes in 2011.

In December 2011, the Company sold fixed maturity securities to PARCC, an affiliated company. These securities had an amortized cost of $36 million and a fair market value of $38 million. The net difference between amortized cost and fair value was $2 million and was accounted for as a realized investment gain on the Company's financial statements.

                         PRUCO LIFE INSURANCE COMPANY

In April 2012, the Company purchased fixed maturity securities from its parent company, Prudential Insurance. These securities had an amortized cost of $2 million and a fair market value of $3 million. The difference between amortized cost and fair market value was accounted for as a decrease of less than $1 million to additional paid-in capital, net of taxes in 2012.

In April 2012, the Company purchased fixed maturity securities from its ultimate parent company, Prudential Financial, Inc. These securities had an amortized cost of $25 million and fair market value of $28 million. The difference between amortized cost and fair market value was accounted for as a decrease of $2 million to additional paid-in capital, net of taxes, in 2012.

In June 2012, the Company purchased fixed maturity securities from its parent company, Prudential Insurance. These securities had an amortized cost of $74 million and a fair market value of $91 million. The difference between amortized cost and fair market value was accounted for as a decrease of $11 million to additional paid-in capital, net of taxes in 2012.

In September 2012, the Company's wholly owned subsidiary, PLNJ, transferred fixed maturity securities and commercial mortgage loans to PAR U, an affiliated company, as consideration for the coinsurance agreement with this affiliate. These investments had an amortized cost of $142 million and a fair market value of $156 million. The net difference between amortized cost and the fair value was $14 million and was recorded as a realized investment gain on the Company's financial statements. The time elapsed between the effective date and the settlement date of the coinsurance agreement with PAR U resulted in a derivative loss of $5 million reflecting changes in market values of the consideration from the effective date through settlement date.

In September 2012, the Company's wholly owned subsidiary, PLNJ, transferred fixed maturity securities to its ultimate parent company, Prudential Financial, Inc. These securities had an amortized cost of $41 million and a fair market value of $46 million. The difference between amortized cost and fair market was accounted for as an increase of $3 million to additional paid-in capital, net of taxes in 2012.

DEBT AGREEMENTS

The Company is authorized to borrow funds up to $2.2 billion from affiliates to meet its capital and other funding needs. As of September 30, 2012, the Company had $276 million of short-term debt outstanding, including $114 million with Prudential Financial, $83 million with Prudential Funding LLC, and $79 million with Washington Street Investment. As of December 31, 2011, the Company had $129 million of short-term debt outstanding, including $114 million with Prudential Financial and $15 million with Prudential Funding, LLC. Total interest expense on short-term affiliated debt to the Company was $0.3 million and $0.1 million for the three months ended September 30, 2012 and 2011, respectively, and $0.8 million and $0.3 million for the nine months ended September 30, 2012 and 2011, respectively.

On December 20, 2010, the Company borrowed $650 million from Prudential Insurance. This loan has a fixed interest rate of 3.47% and matures on December 21, 2015. Total interest expense on this affiliated long-term debt was $5.6 million for both the three months ended September 30, 2012 and 2011, respectively, and $16.9 million for both the nine months ended September 30, 2012 and 2011, respectively.

On November 15, 2010, the Company borrowed $245 million from Prudential Financial. This loan has a fixed interest rate of 3.01% and matures on November 13, 2015. On December 15, 2011, the Company repaid $179 million to Prudential Financial as a partial repayment for the $245 million borrowing. The outstanding principal related to this loan was $66 million at September 30, 2012. Total interest expense on this affiliated long-term debt was $0.5 million and $1.8 million for the three months ended September 30, 2012 and 2011 respectively and $1.5 million and $5.5 million for the nine months ended September 30, 2012 and 2011, respectively.

On June 20, 2011, the Company entered into a series of five $50 million borrowings with Prudential Financial, totaling $250 million. The loans have fixed interest rates ranging from 1.08% to 3.17% and maturity dates staggered one year apart, from June 19, 2012 to June 19, 2016. On June 19, 2012 one of these borrowings became current and is now classified as short-term debt on The Unaudited Interim Consolidated Statements of Financial Position as of
September 30, 2012. On June 19, 2012 another of these borrowings was repaid in the amount of $50 million. Total interest expense on this affiliated long-term debt was $1.0 million and $1.3 million for the three months ended September 30, 2012 and 2011, respectively, and $4.0 million and $1.5 million for the nine months ended September 30, 2012 and 2011, respectively.

On December 15, 2011, the Company entered into a series of five $53 million borrowings and on December 16, 2011 five $11 million borrowings with Prudential Financial, totaling $320 million. The loans have fixed interest rates ranging from 2.08% to 3.61% and maturity dates staggered one year apart, from December 16, 2012 to December 16, 2016. On December 17, 2011 one of the $53 million borrowings became current and is now classified as short-term debt on The Unaudited Interim Consolidated Statements of Financial Position as of September 30, 2012. Total interest expense on this affiliated long-term debt was $2.3 million and $7.0 million for the three and nine months ended September 30, 2012, respectively.

On June 20, 2012, the Company entered into a series of four $79 million borrowings with Washington Street Investment, totaling $316 million. The loans have fixed interest rates ranging from 2.06% to 3.02% and maturity dates staggered one year apart, from June 15, 2014 to June 15, 2017. Total interest expense on this affiliated long-term debt was $2.0 million and $2.3 million for the three and nine months ended September 30, 2012.

DERIVATIVE TRADES

In the ordinary course of business, the Company enters into over-the-counter ("OTC") derivative contracts with an affiliate, Prudential Global Funding, LLC. For these OTC derivative contracts, Prudential Global Funding, LLC has a substantially equal and offsetting position with external counterparties.

                                    PART C

                               OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements.


(1) Financial Statements of the subaccounts of Pruco Life Flexible Premium Variable Annuity Account (Registrant) consisting of the Statements of Net Assets as of December 31, 2011; the Statements of Operations for the period ended December 31, 2011; the Statements of Changes in Net Assets for the periods ended December 31, 2011 and December 31, 2010; and the Notes relating thereto appear in the Statement of Additional Information (Part B of the Registration Statement).

(2) Consolidated Statements of Pruco Life Insurance Company (Depositor) and its subsidiaries consisting of the Consolidated Statements of Financial Position as of December 31, 2011 and 2010; and the related Consolidated Statements of Operations, Changes in Stockholder's Equity and Cash Flows for the years ended December 31, 2011, 2010, and 2009; and the Notes to the Consolidated Financial Statements appear in the Statement of Additional Information (Part B of the Registration Statement).

(3) Financial Statements of Pruco Life (Depositor) consisting of Unaudited Interim Consolidated Statements of Financial Position, as of September 30, 2012 and December 31, 2011; Unaudited Interim Consolidated Statements of Equity, nine months ended September 30, 2012 and 2011; and Unaudited Interim Consolidated Statements of Cash Flows, nine months ended September 30, 2012; and any Notes relating thereto appear in the Statement of Additional Information (Part B of the Registration Statement).


(b) Exhibits:

(1) Resolution of the Board of Directors of Pruco Life Insurance Company establishing the Pruco Life Flexible Premium Variable Annuity Account. (Note 2)

(2)Agreements for custody of securities and similar investments--Not Applicable.

(3) (a) Distribution and Principal Underwriting Agreement by and among Pruco Life Insurance Company (Depositor) and Prudential Annuities Distributors, Inc. "PAD" (Underwriter). (Note 3)


(b) (1) Specimen Affiliated Insurer Amendment to Selling Agreement. (Note 6)


(b) (2) List of Broker Dealers selling under Original Selling Agreement. (Note
8)

(b) (3) List of Broker Dealers that executed Amendment to Selling
Agreement. (Note 8)


(4)(a) Specimen Variable Annuity Contract (including schedule pages) (P-BBND(2/13)).(Note 1)

(4)(b) Specimen Lifetime Income with Death Benefit Rider (including schedule pages) (P-RID-LI-DB(2/13)). (Note 1)

(4)(c) Specimen Medically Related Surrender Endorsement (P-END-MRS(2/13)). (Note 1)

(4)(d) Specimen Individual Retirement Annuity Endorsement P-END-IRA (2/10). (Note 10)

(4)(e) Specimen Roth Individual Retirement Annuity Endorsement P-END-ROTH (2/10). (Note 10)

(4)(f) Specimen Beneficiary Individual Retirement Annuity Endorsement P-END-IRABEN (2/10). (Note 10)

(4)(g) Specimen Beneficiary Roth Individual Retirement Annuity Endorsement P-END-ROTHBEN (2/10). (Note 10)

(4)(h) Specimen 403(b) Annuity Endorsement (P-END-403 (2/10) (Note 10)

(5) Application for Variable Annuity Contract (P-BBND-APP (2/13)). (Note 1)


(6) (a) Articles of Incorporation of Pruco Life Insurance Company, as amended through October 19, 1993. (Note 4)

   (b) By-laws of Pruco Life Insurance Company, as amended through May 6, 1997. (Note 5)

(7) Copy of Contract of reinsurance in connection with Variable Annuity Contracts. Not Applicable

(8) Other material contracts performed in whole or in part after the date the registration statement is filed:

   (a) Copy of AST Fund Participation Agreement. (Note 6)

   (b) Shareholder Information Agreement (Sample Rule 22C-2) (Note 7)


(9) Opinion of Counsel. (Note 1)

(10) Written Consent of Independent Registered Public Accounting Firm. (Note 1)


(11) All financial statements omitted from Item 23, Financial Statements--Not Applicable.

(12) Agreements in consideration for providing initial capital between or among Registrant, Depositor, Underwriter, or initial Contract owners--Not Applicable.

(13) Powers of Attorney:-


(a) Thomas J. Diemer (Note 9)

(b) Robert M. Falzon (Note 9)

(c) Yanela C. Frias (Note 9)

(d) Bernard J. Jacob (Note 9)

(e) Robert F. O'Donnell (Note 9)

(f) Richard F. Lambert (Note 1)

(g) Kent D. Sluyter (Note 1)

(Note 1) Filed herewith.

(Note 2) Incorporated by reference to Form N-4, Registration No. 033-61125, filed July 19, 1995 on behalf of the Pruco Life Flexible Premium Variable Annuity Account.

(Note 3) Incorporated by reference to Post-Effective Amendment No. 9, Form N-4, Registration No. 333-130989, filed December 18, 2007 on behalf of Pruco Life Flexible Premium Variable Annuity Account .

(Note 4) Incorporated by reference to Form N-4, Registration No. 333-06701, filed June 24, 1996 on behalf of the Pruco Life Flexible Premium Variable Annuity Account.

(Note 5) Incorporated by reference to Form 10-Q, as filed August 15, 1997, on behalf of Pruco Life Insurance Company.

(Note 6) Incorporated by reference to Pre-Effective Amendment No. 1 to Registration No. 333-162673, filed February 3, 2010 on behalf of Pruco Life Flexible Premium Variable Annuity Account.

(Note 7) Incorporated by reference to Post-Effective Amendment No. 3 to Registration No. 333-130989, filed April 19, 2007 on behalf of Pruco Life Flexible Premium Variable Annuity Account.

(Note 8) Incorporated by reference to Post-Effective Amendment No. 1 to Registration No. 333-162673, filed April 19, 2010 on behalf of Pruco Life Flexible Premium Variable Annuity Account.


(Note 9) Incorporated by reference to the initial Registration Statement on Form N-4, File No. 333-184541, filed October 22, 2012 on behalf of Pruco Life Flexible Premium Variable Annuity Account.

(Note 10) Incorporated by reference to Form N-4, Registration No. 333-162673, as filed October 26, 2009 on behalf of the Pruco Life Flexible Premium Variable Annuity Account.


ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR (engaged directly or indirectly, in Registrant's variable annuity business):

The directors and officers of Pruco Life are listed below:


Name and Principal Business Address Position and Offices with Depositor
----------------------------------- -------------------------------------
Kent D. Sluyter                     Director and Senior Vice President
213 Washington Street
Newark, New Jersey 07102-2992

Thomas J. Diemer                    Vice President, Director,
213 Washington Street               Chief Accounting Officer, and
Newark, New Jersey 07102-2992       Chief Financial Officer

Joseph D. Emanuel                   Vice President, Chief Legal Officer,
One Corporate Drive                 and Secretary
Shelton, Connecticut 06484-6208

Robert M. Falzon                    Director and Treasurer
213 Washington Street
Newark, New Jersey 07102-2992

Yanela C. Frias                     Director
213 Washington Street
Newark, New Jersey 07102-2917

Bernard J. Jacob                    Director
213 Washington Street
Newark, New Jersey 07102-2992

Richard F. Lambert                  Director
751 Broad Street
Newark, New Jersey 07102-3714

James M. O'Connor                   Senior Vice President and Actuary
200 Wood Avenue South
Iselin, New Jersey 08830-2706

Robert F. O'Donnell                 Director, Chief Executive Officer,
One Corporate Drive                 and President
Shelton, Connecticut 06484-6208

Sarah J. Hamid                      Senior Vice President, Chief Actuary,
751 Broad Street                    and Appointed Actuary
Newark, New Jersey 07102-3714

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

The Registrant separate account may be deemed to be under common control (or where indicated, identical to) the following separate accounts that are sponsored either by the depositor or an insurer that is an affiliate of the depositor: The Prudential Discovery Premier Group Variable Contract Account, The Prudential Variable Appreciable Account, The Prudential Individual Variable Contract Account, The Prudential Variable Contract Account GI-2, The Prudential Qualified Individual Variable Contract Account, The Prudential Variable Contract Account-24, The Prudential Discovery Select Group Variable Annuity Contract Account (separate accounts of Prudential); the Pruco Life PRUvider Variable Appreciable Account; the Pruco Life Variable Universal Account, the Pruco Life Variable Insurance Account, the Pruco Life Variable Appreciable Account, the Pruco Life Single Premium Variable Life Account, the Pruco Life Single Premium Variable Annuity Account ; the Pruco Life of New Jersey Flexible Premium Variable Annuity Account; the Pruco Life of New Jersey Variable Insurance Account, the Pruco Life of New Jersey Variable Appreciable Account, the Pruco Life of New Jersey Single Premium Variable Life Account, and the Pruco Life of New Jersey Single Premium Variable Annuity Account. Pruco Life, a life insurance company organized under the laws of Arizona, is a direct wholly-owned subsidiary of The Prudential Insurance Company of America and an indirect wholly-owned subsidiary of Prudential Financial, Inc. Pruco Life of New Jersey, a life insurance company organized under the laws of New Jersey, is a direct wholly-owned subsidiary of Pruco Life, and an indirect wholly-owned subsidiary of Prudential Financial, Inc.

The subsidiaries of Prudential Financial Inc. ("PFI") are listed under Exhibit
21.1 of the Annual Report on Form 10-K of PFI (Registration No. 001-16707), filed on February 24, 2012, the text of which is hereby incorporated by reference. In addition to those subsidiaries, Prudential holds all of the voting securities of Prudential's Gibraltar Fund, Inc., a Maryland corporation, in three of its separate accounts. Prudential's Gibraltar Fund, Inc. is registered as an open-end, diversified, management investment company under the Investment Company Act of 1940 (the "Act"). The separate accounts listed above are registered as unit investment trusts under the Act. Registrant may also be deemed to be under common control with The Prudential Variable Contract Account-2, The Prudential Variable Contract Account-10, and The Prudential Variable Account Contract Account-11, (separate accounts of The Prudential Insurance Company of America which are registered as open-end, diversified management investment companies).

ITEM 27. NUMBER OF CONTRACT OWNERS

As of this date, the Registrant has not commenced sales of the contracts under this Registration Statement. Therefore, there are no contract owners of contracts offered by the Registrant under this Registration Statement.

ITEM 28. INDEMNIFICATION

The Registrant, in conjunction with certain of its affiliates, maintains insurance on behalf of any person who is or was a trustee, director, officer, employee, or agent of the Registrant, or who is or was serving at the request of the Registrant as a trustee, director, officer, employee or agent of such other affiliated trust or corporation, against any liability asserted against and incurred by him or her arising out of his or her position with such trust or corporation.

Arizona, the state of organization of Pruco Life Insurance Company ("Pruco"), permits entities organized under its jurisdiction to indemnify directors and officers with certain limitations. The relevant provisions of Arizona law permitting indemnification can be found in Section 10-850 et. seq. of the Arizona Statutes Annotated. The text of Pruco's By-law, Article VIII, which relates to indemnification of officers and directors, is incorporated by reference to Exhibit 3(ii) to its Form 10-Q filed August 15, 1997.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITERS

(a) Prudential Annuities Distributors, Inc. (PAD)

PAD serves as principal underwriter for variable annuities issued by each of Pruco Life Insurance Company, Pruco Life Insurance Company of New Jersey, and Prudential Annuities Life Assurance Corporation. Each of those insurers is part of Prudential Annuities, a business unit of Prudential Financial, that primarily issues individual variable annuity contracts. The separate accounts of those insurance companies, through which the bulk of the variable annuities are issued, are the Pruco Life Flexible Premium Variable Annuity Account, the Pruco Life of New Jersey Flexible Premium Variable Annuity Account, and Prudential Annuities Life Assurance Corporation Variable Account B.

(b) Information concerning the directors and officers of PAD is set forth below:

NAME                           POSITIONS AND OFFICES WITH UNDERWRITER
----                           --------------------------------------
Timothy S. Cronin                 Senior Vice President
One Corporate Drive
Shelton, Connecticut
06484-6208

Thomas J. Diemer                  Senior Vice President
213 Washington Street             and Director
Newark, New Jersey 07102-2992

Robert Falzon                     Treasurer
751 Broad Street
Newark, New Jersey 07102-3714

Bruce Ferris                      Executive Vice President
One Corporate Drive               and Director
Shelton, Connecticut
06484-6208

George M. Gannon                  President, Chief
2101 Welsh Road                   Executive Officer, Chief
Dresher, Pennsylvania             Operations Officer and Director
19025-5001

Jacob M. Herschler                Senior Vice President
One Corporate Drive               and Director
Shelton, Connecticut
06484-6208

Patricia L. Kelley                Senior Vice President,
One Corporate Drive               Chief Compliance Officer
Shelton, Connecticut              and Director
06484-6208

Steven P. Marenakos               Senior Vice President
One Corporate Drive               and Director
Shelton, Connecticut
06484-6208

Yvonne Rocco                      Senior Vice President
213 Washington Street
Newark, New Jersey 07102-2992

Steven Weinreb                    Chief Financial Officer
213 Washington Street             and Controller
Newark, New Jersey 07102-2917

William D. Wilcox                 Vice President,
One Corporate Drive               Secretary and Chief
Shelton, Connecticut              Legal Officer
06484-6208

(c)Commissions received by PAD during 2012 with respect to all individual annuities issued by Pruco Life.


                                                 Net Underwriting
                                                  Discounts and   Compensation on  Brokerage
Name of Principal Underwriter      Commissions      Redemption      Commissions   Compensation
-----------------------------     -------------- ---------------- --------------- ------------
Prudential Annuities
  Distributors, Inc.*             $1,125,057,236       $-0-            $-0-           $-0-


* PAD did not retain any of these commissions.

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

All accounts, books or other documents required to be maintained by
Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are maintained by the Registrant through The Prudential Insurance Company of America, at its offices in Shelton, Connecticut and Fort Washington, Pennsylvania.

ITEM 31. MANAGEMENT SERVICES

Summary of any contract not discussed in Part A or Part B of the registration statement under which management-related services are provided to the Registrant--Not Applicable.

ITEM 32. UNDERTAKINGS

(a) Registrant undertakes to file a post-effective amendment to this Registrant Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(b) Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a statement of additional information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a statement of additional information.

(c) Registrant undertakes to deliver any statement of additional information and any financial statements required to be made available under this Form promptly upon written or oral request.

(d) Restrictions on withdrawal under Section 403(b) Contracts are imposed in reliance upon, and in compliance with, a no-action letter issued by the Chief of the Office of Insurance Products and Legal Compliance of the U.S. Securities and Exchange Commission to the American Council of Life Insurance on
November 28, 1988.

(e) Pruco Life hereby represents that the fees and charges deducted under the contracts described in this Registration Statement are in the aggregate reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Pruco Life.

                                  SIGNATURES


As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf in the City of Newark and State of New Jersey on this 31/st/ day of January, 2013.


             PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT
                                  REGISTRANT

                       BY: PRUCO LIFE INSURANCE COMPANY
                                   DEPOSITOR

/s/ Robert F. O'Donnell
-------------------------
Robert F. O'Donnell
President and Chief
Executive Officer

                         PRUCO LIFE INSURANCE COMPANY
                                   DEPOSITOR

By:  /s/ Robert F. O'Donnell
     -------------------------
     Robert F. O'Donnell
     President and Chief
     Executive Officer

                                  SIGNATURES

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.


SIGNATURE                         TITLE                    DATE
---------             -----------------------------  -----------------

Robert F. O'Donnell*
--------------------- Director, President and Chief
Robert F. O'Donnell   Executive Officer              January 31, 2013

Thomas J. Diemer*     Chief Financial Officer,
--------------------- Chief Accounting
Thomas J. Diemer      Officer, Vice President and
                      Director                       January 31, 2013

Robert M. Falzon*
---------------------
Robert M. Falzon      Director                       January 31, 2013

Yanela C. Frias*
---------------------
Yanela C. Frias       Director                       January 31, 2013

Bernard J. Jacob*
---------------------
Bernard J. Jacob      Director                       January 31, 2013

Richard F. Lambert*
--------------------
Richard F. Lambert   Director                       January 31, 2013

Kent D. Sluyter*
--------------------
Kent D. Sluyter      Director                       January 31, 2013


By:  /s/ Lynn K. Stone
     -------------------------
     Lynn K. Stone

* Executed by Lynn K. Stone on behalf of those indicated pursuant to Power of Attorney.

                                   EXHIBITS


(4)(a) Specimen Variable Annuity Contract (including schedule pages) (P-BBND(2/13))

(4)(b) Specimen Lifetime Income with Death Benefit Rider (including schedule pages) (P-RID-LI-DB(2/13))

(4)(c) Specimen Medically Related Surrender Endorsement (P-END-MRS(2/13))

(5) Application for Variable Annuity Contract (P-BBND-APP (2/13))

(9) Opinion of Counsel

(10) Written Consent of Independent Registered Public Accounting Firm

(13)(f) Power of Attorney - Richard F. Lambert

(13)(g) Power of Attorney - Kent D. Sluyter